As filed with the U.S. Securities and Exchange Commission on October 24, 2025
Registration No. 333-290810

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Amendment No. 1
to
FORM
S-4
REGISTRATION STATEMENT
UNDER
THE SECURITIES ACT OF 1933

Millrose Properties, Inc.
(Exact name of registrant as specified in its charter)

Maryland	6500	99-2056892
(State or Other Jurisdiction of Incorporation or Organization)	(Primary Standard Industrial Classification Code Number)	(I.R.S. Employer Identification Number)

600 Brickell Avenue, Suite 1400
Miami, Florida 33131
212-782-3841
(Address, including zip code, and telephone number, including area code, of registrant’s principal executive offices)

Rachel Presa
General Counsel and Secretary
600 Brickell Avenue, Suite 1400
Miami, Florida 33131
212-782-3841
(Name, address, including zip code, and telephone number, including area code, of agent for service)

Copies to:

Daniel I. Fisher Zachary N. Wittenberg John P. Clayton Akin Gump Strauss Hauer & Feld LLP One Bryant Park New York, New York 10036 212-872-1000	Craig B. Brod Lillian Tsu Shuangjun Wang Cleary Gottlieb Steen & Hamilton LLP One Liberty Plaza New York, New York 10006 212-225-2000	Patricia McGowan Gabriel M. Steele Venable LLP 750 East Pratt Street, Suite 900 Baltimore, Maryland 21202 410-244-7400	George Howell Kendal Sibley Hunton Andrews Kurth LLP 200 Park Avenue New York, NY 10166 212-309-1228	Derek Dostal Davis Polk & Wardwell LLP 450 Lexington Avenue New York, New York 10017 212-450-4000
Approximate date of commencement of proposed sale to the public: As promptly as practicable after the filing date of this registration statement and the satisfaction or, where legally permitted, waiver of the other conditions to the commencement of the exchange offer described herein.
If the securities being registered on this Form are being offered in connection with the formation of a holding company and there is compliance with General Instruction G, check the following box.
☐
If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.
☐
If this Form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.
☐
Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated
filer, a smaller reporting company, or an emerging growth company. See the definitions of “large accelerated filer,” “accelerated filer,” “smaller reporting company” and “emerging growth company” in Rule
12b-2
of the Exchange Act.

Large accelerated filer	☐	Accelerated filer	☐

Non-accelerated filer	☒	Smaller reporting company	☐

		Emerging growth company	☐
If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 7(a)(2)(B) of the Securities Act.
☐
If applicable, place an X in the box to designate the appropriate rule provision relied upon in conducting this transaction:
Exchange Act Rule
13e-4(i)
(Cross-Border Issuer Tender Offer)
☐
Exchange Act Rule
14d-1(d)
(Cross-Border Third-Party Tender Offer)
☐

The registrant hereby amends this registration statement on such date or dates as may be necessary to delay its effective date until the registrant shall file a further amendment which specifically states that this registration statement shall thereafter become effective in accordance with section 8(a) of the Securities Act of 1933 or until this registration statement shall become effective on such date as the Securities and Exchange Commission, acting pursuant to said section 8(a), may determine.

The information in this prospectus may change. Lennar may not complete the exchange offer and the securities being registered may not be exchanged or distributed until the registration statement filed with the Securities and Exchange Commission of which this prospectus forms a part is effective. This prospectus is not an offer to sell or exchange these securities and Lennar is not soliciting offers to buy or exchange these securities in any jurisdiction where the exchange offer or sale is not permitted.

LENNAR CORPORATION

Offer to Exchange

Up to 33,298,764 Shares of Class A Common Stock of

MILLROSE PROPERTIES, INC.

Which are Owned by Lennar Corporation for Outstanding Shares of Class A Common Stock of

LENNAR CORPORATION

THE EXCHANGE OFFER AND WITHDRAWAL RIGHTS WILL EXPIRE AT 12:00 MIDNIGHT, NEW YORK CITY TIME, ON NOVEMBER 7, 2025, UNLESS THE EXCHANGE OFFER IS EXTENDED OR TERMINATED.

Lennar Corporation, a Delaware corporation (“Lennar”), is offering to exchange (the “Exchange Offer”) up to an aggregate of 33,298,764 shares of Class A common stock, par value $0.01 per share (“Millrose Class A Common Stock”), of Millrose Properties, Inc., a Maryland corporation (“Millrose”), for outstanding shares of Class A common stock, par value $0.10 per share (“Lennar Class A Common Stock”), of Lennar that are validly tendered and not validly withdrawn. If the Exchange Offer is oversubscribed, shares of Lennar Class A Common Stock that are validly tendered and not validly withdrawn will be accepted for exchange on a pro rata basis in proportion to the number of shares validly tendered.

Millrose is externally managed by Kennedy Lewis Land and Residential Advisors LLC (“KL” or the “Manager”) and intends to elect to be treated and to qualify as a real estate investment trust (“REIT”) for U.S. federal income tax purposes, commencing with its taxable year ending December 31, 2025.

This Exchange Offer is intended to permit you to exchange your shares of Lennar Class A Common Stock for shares of Millrose Class A Common Stock at a 6% discount to the per-share market value of Millrose Class A Common Stock through an exchange ratio calculated as set forth in this prospectus subject to the upper limit described below. For each $100 of Lennar Class A Common Stock accepted in this Exchange Offer, you will receive approximately $106.38 of Millrose Class A Common Stock, subject to an upper limit of 4.1367 shares of Millrose Class A Common Stock per share of Lennar Class A Common Stock. This Exchange Offer does not provide for a lower limit or minimum exchange ratio. See “The Exchange Offer—Terms of the Exchange Offer.” IF THE UPPER LIMIT IS IN EFFECT, YOU MAY RECEIVE LESS THAN $106.38 OF MILLROSE CLASS A COMMON STOCK FOR EACH $100 OF LENNAR CLASS A COMMON STOCK THAT YOU TENDER, AND YOU COULD RECEIVE MUCH LESS.

The value of the two stocks for purposes of the preceding paragraph and this Exchange Offer will be determined by reference to the simple arithmetic average of the daily volume-weighted average prices (“VWAPs”) of Lennar Class A Common Stock (the “Average Lennar Price”) and Millrose Class A Common Stock (the “Average Millrose Price”) on the New York Stock Exchange (“NYSE”) during the three consecutive trading days ending on and including the second trading day immediately preceding the expiration date of the Exchange Offer (the “Averaging Dates” and this three-day period, the “Averaging Period”), which, if the Exchange Offer is not extended or terminated, would be November 3, November 4 and November 5, 2025. See “The Exchange Offer—Terms of the Exchange Offer.” The exchange ratio will value Lennar Class A Common Stock at 100% of the Average Lennar Price and will value the Millrose Class A Common Stock at 94% of the Average Millrose Price. Therefore, the exchange ratio will offer Millrose Class A Common Stock at a discount from the market value reflected in the Average Millrose Price.

Lennar Class A Common Stock and Millrose Class A Common Stock are listed on the NYSE under the symbols “LEN” and “MRP,” respectively. The last reported sale prices of Lennar Class A Common Stock and Millrose Class A Common Stock on the NYSE on October 9, 2025 were $117.91 and $32.39 per share, respectively. The indicative exchange ratio that would have been in effect following the official close of trading on the NYSE on October 9, 2025, based on the VWAPs of Lennar Class A Common Stock and Millrose Class A Common Stock on October 7, October 8 and October 9, 2025 would have provided for 3.9481 shares of Millrose Class A Common Stock to be exchanged for every share of Lennar Class A Common Stock accepted.

The final exchange ratio, including whether the upper limit on the number of shares that can be received for each share of Lennar Class A Common Stock tendered is in effect, will be announced by 9:00 a.m., New York City time, on the trading day immediately preceding the expiration date of the Exchange Offer (which expiration date, if the Exchange Offer is not extended or terminated, would be November 7, 2025). At such time, the final exchange ratio will be announced by press release and from the information agent, Georgeson LLC, at +1 (888) 624-7035 (toll-free for stockholders, banks and brokers) or +1 (218) 209-2908 (all others outside the United States). Throughout the Exchange Offer, indicative exchange ratios (calculated in the manner described in this prospectus) will be also available from the information agent.

Fractional shares of Millrose Class A Common Stock will not be distributed in this Exchange Offer. The exchange agent, acting as agent for Lennar stockholders otherwise entitled to receive fractional shares of Millrose Class A Common Stock, will aggregate all fractional shares that would otherwise have been distributed and cause them to be sold in the open market for the accounts of the stockholders who would have been entitled to receive them. Any proceeds that the exchange agent realizes from that sale will be distributed, less any brokerage commissions or other fees, to each stockholder entitled thereto in accordance with the stockholder’s proportional interest in the aggregate number of shares sold.

No offer is being made to the holders of shares of Class B common stock, par value $0.10 per share, of Lennar (“Lennar Class B Common Stock”).

You should read carefully the terms and conditions of the Exchange Offer described in this prospectus. None of Lennar, Millrose or any of their respective directors or officers or any of the dealer managers or any other person makes any recommendation as to whether you should tender all, some or none of your shares of Lennar Class A Common Stock. You must make your own decision after reading this document and consulting with your advisors.

Lennar’s obligation to exchange shares of Millrose Class A Common Stock for shares of Lennar Class A Common Stock is subject to the conditions listed under “The Exchange Offer—Conditions to Completion of the Exchange Offer.” Even if all these conditions are fulfilled or waived, Lennar will have the right to withdraw the Exchange Offer at any time before it accepts tendered shares.

Currently, many government operations are shut down due to a lapse in appropriations. The SEC has announced that during this shutdown, the SEC will not declare registration statements effective. Because the exchange of Millrose Class A Common Stock for Lennar Class A Common Stock cannot be completed until the registration statement of which this prospectus is a part becomes effective, if the shutdown does not end by the anticipated November 7, 2025 expiration date, Lennar will either have to extend the expiration date or withdraw the Exchange Offer. If the shutdown is still in effect at the close of business on October 31, 2025, Lennar will announce by 11:59 pm on October 31, 2025 whether it will (1) extend the Exchange Offer and, if so, the extended expiration date, or (2) terminate the Exchange Offer.

See “Risk Factors” beginning on page 32 for a discussion of factors that you should consider in connection with the Exchange Offer.

Neither the U.S. Securities and Exchange Commission (“SEC”) nor any state securities commission or other regulatory body has approved or disapproved of these securities or passed upon the adequacy or accuracy of this prospectus. Any representation to the contrary is a criminal offense.

The dealer managers for the Exchange Offer are:

Goldman Sachs & Co. LLC	J.P. Morgan

The date of this prospectus is October 24, 2025.

This prospectus incorporates by reference important business and financial information about Lennar from documents filed with the SEC that have not been included herein or delivered herewith. This information is available without charge at the website that the SEC maintains at http://www.sec.gov, as well as from other sources. See “Incorporation by

i

Reference.” Information about Millrose contained on the SEC’s website or that can be accessed through such website does not constitute a part of this prospectus or the registration statement of which this prospectus forms a part. In addition, you may ask any questions about the Exchange Offer or request copies of the Exchange Offer documents and the other information incorporated by reference in this prospectus from Lennar, without charge, upon written or oral request to the information agent, Georgeson LLC, at +1 (888) 634-7035 (toll-free for stockholders, banks and brokers) or +1 (218) 209-2908 (all others outside the United States). In order to receive timely delivery of those materials, you should make your requests no later than five business days before expiration of the Exchange Offer.

This prospectus is not an offer to sell or exchange and it is not a solicitation of an offer to buy or exchange any shares of Lennar Class A Common Stock in any jurisdiction in which the offer, sale or exchange is not permitted. Non-U.S. stockholders should consult their advisors in considering whether they may participate in the Exchange Offer in accordance with the laws of their home countries and, if they do participate, whether there are any restrictions or limitations on transactions in Lennar Class A Common Stock or Millrose Class A Common Stock that may apply in their home countries. Lennar and Millrose and the dealer managers cannot provide any assurance about whether such limitations exist.

ABOUT THIS PROSPECTUS

As used in this prospectus, unless the context requires otherwise, (1) references to “Lennar” refer to Lennar Corporation, a Delaware corporation, and its consolidated subsidiaries, and (2) references to “Millrose” refer to Millrose Properties, Inc., a Maryland corporation, and its consolidated subsidiaries. Unless the context otherwise requires or unless expressly indicated, it is assumed throughout this prospectus that the Exchange Offer is fully subscribed and that all shares of Millrose Class A Common Stock offered in this Exchange Offer by Lennar are distributed pursuant to the Exchange Offer.

USE OF NON-GAAP FINANCIAL MEASURES

This prospectus contains both financial measures prepared and presented in accordance with generally accepted accounting principles in the United States (“GAAP”) and Invested Capital and Adjusted Funds From Operations (“AFFO”), each of which are non-GAAP financial measures, which are measurements of financial performance that are not prepared and presented in accordance with GAAP. Accordingly, these measures should not be considered as a substitute for data prepared and presented in accordance with GAAP. Non-GAAP financial measures should not be construed as being more important than comparable GAAP measures. Although Millrose uses these non-GAAP financial measures to assess the performance of its business and for other purposes, the use of these non-GAAP financial measures as analytical tools have limitations, and you should not consider them in isolation, or as a substitute for analysis, of Millrose’s results of operations as reported in accordance with GAAP. In addition, because not all companies use identical calculations, the non-GAAP financial measures included in this prospectus may not be comparable to similarly titled measures disclosed by other companies, including peers or other companies in Millrose’s industry. See “Summary—Summary Historical and Pro Forma Financial and Operating Data for Millrose” and “Management’s Discussion and Analysis” for definitions of our non-GAAP financial measures and a reconciliation of Invested Capital and AFFO to the most comparable financial measure calculated in accordance with GAAP.

MARKET AND INDUSTRY DATA

This prospectus includes market and industry data that Millrose has derived from independent consultant reports, publicly available information, various industry publications, other published industry sources, and its internal data and estimates. Independent consultant reports, industry publications and other published industry sources generally indicate that the information contained therein was obtained from sources believed to be reliable. Although Millrose believes that these third-party sources are reliable, it does not guarantee the accuracy or completeness of this information, and Millrose has not independently verified this information. Millrose’s internal data and estimates are based upon information obtained from trade and business organizations and other contacts in the markets in which Millrose operates and management’s understanding of industry conditions. Although Millrose believes that such information is reliable, it has not had this information verified by any independent sources. In addition, the information contained in this prospectus is as of the date hereof (except where otherwise indicated), and Millrose has no obligation to update such information, including in the event that such information becomes inaccurate or if estimates change.

TRADEMARKS, TRADE NAMES AND SERVICE MARKS

The trademarks, trade names and service marks of Millrose appearing in this prospectus are, as applicable, Millrose’s property or licensed to Millrose. The name and mark, Lennar, and other trademarks, trade names and service marks of Lennar appearing in this prospectus are the property of Lennar. Solely for convenience, trademarks, trade names and service marks referred to in this prospectus may appear without the “®,” “™” or “SM” symbols, but the absence of such symbols are not intended to indicate, in any way, that Millrose or Lennar, as applicable, will not assert, to the fullest extent possible under applicable law, its rights or the rights of the applicable licensor to these trademarks, trade names and service marks. This prospectus also contains additional trademarks, trade names and service marks belonging to other parties. Millrose does not intend its use or display of these other parties’ trademarks, trade names or service marks to imply, and such use or display should not be construed to imply, a relationship with, or endorsement or sponsorship of Millrose by, such other parties.

INCORPORATION BY REFERENCE

The SEC allows certain information to be “incorporated by reference” into this prospectus by Lennar, which means that Lennar can disclose important information to you by referring you to another document it has separately filed with the SEC. The information incorporated by reference is deemed to be part of this prospectus, except for any information superseded by information contained directly in this prospectus. This prospectus incorporates by reference the documents set forth below that Lennar has previously filed with the SEC. These documents contain important information about Lennar, its business, results of operations and financial condition:

Lennar SEC Filings

•	Lennar Annual Report on Form 10-K for the fiscal year ended November 30, 2024 (the “Lennar 2024 Annual Report”);

•

The portions of the Lennar Definitive Proxy Statement filed on February 28, 2025 that are incorporated by reference in the Lennar Annual Report on Form 10-K for the fiscal year ended November 30, 2024;

•	Lennar Quarterly Reports on Form 10-Q for the quarterly periods ended February 28, 2025, May 31, 2025 and August 31, 2025; and

•

Lennar Current Reports on Form 8-K filed on December 2, 2024, January 13, 2025, January 15, 2025, January 21, 2025, February 7, 2025 (solely with respect to Item 8.01), April 11, 2025, May 19, 2025, and August 4, 2025 (in each case, only for those portions that have been filed rather than furnished for the report).

All documents filed by Lennar pursuant to Sections 13(a), 13(c), 14 or 15(d) of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), from the date of this prospectus to the date that the Exchange Offer is terminated or expires shall also be deemed to be incorporated into this prospectus by reference (except for any information therein which has been furnished rather than filed). Subsequent filings by Lennar with the SEC will automatically modify and supersede the information in this prospectus.

Documents incorporated by reference are available without charge, upon written or oral request to the information agent, Georgeson LLC, at +1 (888) 624-7035 (toll-free for stockholders, banks and brokers) or +1 (218) 209-2908 (all others outside the United States). In order to receive timely delivery of those materials, you must make your requests no later than five business days before the expiration of the Exchange Offer.

WHERE YOU CAN FIND MORE INFORMATION ABOUT LENNAR AND MILLROSE

Lennar and Millrose file annual, quarterly and current reports, proxy statements and other information with the SEC under the Exchange Act. You may access this information on the SEC’s website, which contains the reports, proxy statements and other information that Lennar and Millrose file electronically with the SEC. The address of that website is http://www.sec.gov. You may also consult Lennar’s and Millrose’s websites for more information about Lennar and Millrose, respectively. Lennar’s website is www.lennar.com. Millrose’s website is www.millroseproperties.com. Information contained on these websites or that can be accessed through such websites does not constitute a part of this prospectus or the registration statement of which this prospectus forms a part.

Millrose has filed a registration statement on Form S-4 under the Securities Act of 1933, as amended (the “Securities Act”), of which this prospectus forms a part, to register with the SEC the shares of Millrose Class A Common Stock that are owned by Lennar to be offered by Lennar to its stockholders pursuant to the Exchange Offer. Lennar has filed a Tender Offer Statement on Schedule TO with the SEC with respect to the Exchange Offer. This prospectus constitutes Lennar’s offer to exchange, in addition to being a prospectus of Millrose. This prospectus does not contain all of the information set forth in the registration statement, the exhibits to the registration statement or the Schedule TO, selected portions of which are omitted from this prospectus in accordance with the rules and regulations of the SEC. For further information pertaining to Lennar, Lennar Class A Common Stock, Millrose and Millrose Class A Common Stock, reference is made to the registration statement and its exhibits and the Schedule TO. Statements contained in this prospectus or in any document incorporated by reference herein as to the contents of any contract or other document referred to in this prospectus or other documents that are incorporated by reference herein are not necessarily complete and, in each instance, reference is made to the copy of the applicable contract or other document filed as an exhibit to the registration statement or otherwise filed with the SEC. Each such statement contained in this prospectus is qualified in its entirety by reference to the underlying documents.

v

GLOSSARY OF DEFINED TERMS

In this prospectus, the following terms and abbreviations have the meanings listed below.

Additional Deposit means, with respect to the Transferred Assets, the Supplemental Transferred Assets and any Future Property Assets, the amount equaling 5% of the Takedown Price of the Homesites on a Property that are still subject to the Purchase Options that Lennar has outstanding, which shall be paid in the form of either (i) a termination fee with respect to any unpurchased Homesites on any Property for which Lennar decides to terminate its Purchase Option, (ii) a prepayment call exercise in the event the Manager, in its reasonable judgment, determines that Millrose Holdings requires such additional capital to fund its ongoing business operations in the ordinary course, provided that the combination of (i) and (ii) shall not exceed in the aggregate 5% of the Takedown Price of the Homesites on a Property that are still subject to the Purchase Option.

Admitted Properties means the Transferred Assets, the Supplemental Transferred Assets and Future Property Assets that have been or are admitted to the Program pursuant to the Master Program Agreement.

AFFO means the Adjusted Funds From Operations, which are calculated as the net income (computed in accordance with GAAP), excluding gains (or losses) from sales of property, plus real estate depreciation, adjusted to eliminate the impact of non-recurring items that are not reflective of ongoing operations and certain non-cash items that reduce or increase net income (loss) in accordance with GAAP, and also adjusted for income tax expense (other than income tax expenses of Millrose’s TRSs) that will not be incurred following Millrose’s election and qualification to be subject to tax as a REIT for U.S. federal income tax purposes.

Allocation Policy means the policy governing the allocation of investments between Millrose and affiliates of Kennedy Lewis, as described in “Agreements Between Lennar and Millrose and Other Related Party Transactions—Transactions with the Manager—Management Agreement.”

Applicable Rate means (i) with respect to Transferred Assets and the Supplemental Transferred Assets, a fixed rate of 8.5% per annum, calculated based upon a 360 day year of 12 months of 30 days each and (ii) with respect to Future Property Assets, a floating rate that will be determined with respect to a Property when the Proposed Project Report is submitted and remain fixed through the life of the Proposed Project, which is equal to the sum of (a) the Risk Spread, (b) a spread of 4.00% and (c) the Rating Adjustment; provided, however, that if the Applicable Rate calculated as described above for Future Property Assets is greater than 10.0%, the Applicable Rate shall be 10.0%, and if the Applicable Rate calculated as described above for Future Property Assets is less than 7.0%, the Applicable Rate shall be 7.0%. The Applicable Rate will be calculated as of the first day of every month, and all new Future Property Assets acquired by Millrose pursuant to the Lennar Agreements during that month will have that rate applied to the respective Monthly Option Payments.

Applicable Rate Adjustment Right means the right that Lennar has under the Founder’s Rights Agreement to adjust its Applicable Rate for any future Proposed Projects to any lower rate agreed upon between Millrose and any Lennar Related Ventures or Other Customers with respect to any HOPP’R arrangements, as described in “Agreements Between Lennar and Millrose and Other Related Party Transactions—Transactions with Lennar—Founder’s Rights Agreement.”

Audit Committee means the Audit Committee of the Board.

Board means the Board of Directors of Millrose.

Business Assets means the set of assets transferred to Millrose in connection with the Spin-Off, consisting of (i) the use of Lennar’s HOPP’R, including the HOPP’R trademark rights, (ii) the Transferred Assets, (iii) the Lennar Services and (iv) the Cash Contribution of (a) approximately $415 million in cash and (b) approximately $585 million in cash as payment on the Option Deposits by Lennar to Millrose in connection with the contribution of the Transferred Assets pursuant to the Lennar Agreements.

Bylaws means the Amended and Restated Bylaws of Millrose.

CalAtlantic means CalAtlantic Group, LLC, a Delaware limited liability company wholly owned by Lennar Corporation.

Capital Priority Right means the evergreen right Lennar has under the Founder’s Rights Agreement to reserve a certain amount of Millrose’s available capital exclusively for acquisitions of Future Property Assets designated by Lennar and the completion of Horizontal Development of such Future Property Assets for Lennar within any given period. See “Agreements Between Lennar and Millrose and Other Related Party Transactions—Transactions with Lennar—Founder’s Rights Agreement” for more information.

Cash Contribution means the contribution by Lennar to Millrose of (a) approximately $415 million in cash and (b) an additional approximately $585 million in cash as payment on the Option Deposits by Lennar to Millrose in connection with the contribution of the Transferred Assets pursuant to the Lennar Agreements. Millrose used approximately $876 million of the Cash Contribution to finance the Supplemental Transferred Assets Transaction.

Charter means the Articles of Amendment and Restatement, as the same may be amended or supplemented from time to time, of Millrose.

Code means the Internal Revenue Code of 1986, as amended.

Compensation Committee means the Compensation Committee of the Board.

Corporate Governance Guidelines means the Corporate Governance Guidelines of Millrose.

DDTL Credit Agreement means that certain Credit Agreement, dated as of June 24, 2025, by and among Millrose, the lenders party thereto and the DDTL Administrative Agent, as amended by that certain First Amendment to Credit Agreement, dated as of August 1, 2025, and as may be further amended, modified and/or supplemented from time to time, which provided for a delayed draw term loan facility (the “DDTL Credit Facility”) with commitments in an aggregate amount of $1.0 billion.

DDTL Loans means the loans borrowed under the DDTL Credit Agreement.

Debt to Equity Ratio Limit means Millrose may not enter into any third-party financing arrangements if such financing arrangement would cause its debt to equity ratio to exceed 1:1, unless Millrose obtains the prior approval of Lennar.

Debt to Equity Ratio Limit Right means Lennar’s consent right, pursuant to the Founder’s Rights Agreement, to prohibit Millrose to enter into any third-party financing arrangements if such financing arrangement would cause its debt to equity ratio to exceed 1:1, unless Millrose obtains the prior approval of Lennar.

Distribution means the distribution by Lennar on the Distribution Date of Millrose Class A Common Stock (including fractional shares for which Lennar stockholders received cash) and Millrose

Class B Common Stock to holders of Lennar Class A Common Stock and Lennar Class B Common Stock. In the Distribution, Lennar distributed to the holders of Lennar Class A Common Stock and Lennar Class B Common Stock one share of Millrose Class A Common Stock for every two shares of Lennar Class A Common Stock or Lennar Class B Common Stock held as of January 21, 2025.

Distribution Date means February 7, 2025.

Dodd-Frank Act means the Dodd-Frank Wall Street Reform and Consumer Protection Act of 2010, as amended.

Effective Equity Price Protection Right means the right granted to Lennar that in the event that Millrose issues additional shares of Millrose Class A Common Stock (or any other equity securities in a manner consistent with its Charter) within 18 months of February 7, 2025 to any Other Customer in exchange for Future Property Assets in a transaction consistent with the Applicable Rate Adjustment Right and with an aggregate value in excess of $500 million at a price per share lower than the price per share received by Lennar for the Business Assets, Millrose will issue an additional proportional number of shares of Millrose Class A Common Stock that will be distributed to Millrose’s stockholders through a stock dividend (subject to approval by the Board and in compliance with Maryland law), pursuant to the Founder’s Rights Agreement.

Enforcement Rights means certain rights Lennar has in the event Millrose fails to perform its obligations under any of the Lennar Agreements with respect to any takedown obligations, in addition to any damages owed to Lennar by Millrose in connection with any breach of contract claim, as described in “Agreements Between Lennar and Millrose and Other Related Party Transactions—Transactions with Lennar—Founder’s Rights Agreement.”

ESG means environmental, social, and corporate governance.

Excepted Holder Limit means a limit on ownership of shares of Millrose’s stock established for a person by Millrose’s Board (prospectively or retroactively), in its sole discretion, that is different from the ownership limits contained in Millrose’s Charter, subject to the conditions described under “Description of Capital Stock of Millrose.”

Founder’s Rights means the rights granted to Lennar pursuant to the Founder’s Rights Agreement, as described in “Agreements Between Lennar and Millrose and Other Related Party Transactions—Transactions with Lennar—Founder’s Rights Agreement.”

Founder’s Rights Agreement means the Founder’s Rights Agreement, by and between Millrose and Lennar, originally dated February 7, 2025 and as described in “Agreements Between Lennar and Millrose and Other Related Party Transactions—Transactions with Lennar—Founder’s Rights Agreement” as amended, modified and/or supplemented from time to time.

Fund III means Kennedy Lewis Capital Partners Master Fund III LP and its related parallel vehicles which are advised by Kennedy Lewis Management LP, an affiliate of KL.

Future Property Assets means any Homesites, prospective Homesites, properties or other related land assets that Millrose (through its TRSs, the Property LLCs and Other Subsidiaries) may (i) acquire in the future pursuant to the Lennar Agreements or (ii) acquire in the future pursuant to any agreements that Millrose or its subsidiaries may negotiate and enter into with Lennar (outside of the Lennar Agreements), any Lennar Related Ventures or Other Customers, respectively, in the future.

GAAP means generally accepted accounting principles in the United States.

Guaranty means the Payment and Performance Guaranty by Lennar Corporation in favor of Millrose and each Property LLC, as described in “Agreements Between Lennar and Millrose and Other Related Party Transactions—Transactions with Lennar—Payment and Performance Guaranty.”

Homesites means land inventory that has all discretionary approvals and entitlements necessary to allow Horizontal Development and Vertical Development to begin soon after the acquisition of the land, including (i) subdivided and fully developed land inventory on which homes may be built and (ii) subdivided or non-subdivided land inventory undergoing necessary Horizontal Development and subdivision so that homes may be built on them.

HOPP’R means Lennar’s Homesite Option Purchase Platform, a comprehensive suite of systems and procedures that Lennar developed to operate and manage the acquisition, financing and development of land assets on a large scale, licensed to Millrose under the HOPP’R License Agreement.

HOPP’R License Agreement means the HOPP’R License Agreement, by and between Millrose and a wholly-owned subsidiary of Lennar, as described in “Agreements Between Lennar and Millrose and Other Related Party Transactions—Transactions with Lennar—HOPP’R License Agreement.”

HOPP’R Rights means the HOPP’R and related intellectual property rights, including the HOPP’R trademark rights.

Horizontal Development means any work relating to the installation of utilities and infrastructure required to obtain a building permit for the construction of a residence, including drainage, sewage, water lines, roads, sidewalks, utility lines, grading and landscaping. Sometimes such infrastructure can also include the construction of recreational facilities, common area elements and other amenities. Horizontal Development is work that must be done prior to home construction, as it lays the groundwork for building homes.

Initial Deposit means an amount equaling (i) with respect to the Transferred Assets, 5% of the total value of the Transferred Assets including future purchases and Horizontal Development costs; (ii) with respect to the Supplemental Transferred Assets, 5% of the total value of the Transferred Assets and the Horizontal Development costs; and (iii) with respect to any Future Property Assets, 5% of the projected total land acquisition and Horizontal Development costs for such Future Property Assets, which shall be set forth in the applicable Project Addendum.

Initial Promissory Note means the promissory note, dated as of February 6, 2025, from Millrose Holdings to Millrose, as amended.

Initial Term means the initial term of the Management Agreement, which is the period beginning on February 7, 2025 and ending on the third anniversary of such date.

Investment Company Act means the Investment Company Act of 1940, as amended.

Investment Guidelines means the market-level factors and property-level factors that the Manager considers when evaluating potential acquisition of properties, as set forth in the Management Agreement, as detailed in “Business of Millrose—Millrose’s Operating Guidelines—Investment Guidelines.”

IRS means the U.S. Internal Revenue Service.

JOBS Act means the Jumpstart Our Business Startups Act of 2012, as amended.

Kennedy Lewis means Kennedy Lewis Investment Management LLC, an institutional alternative investment firm, together with its affiliates.

KL means Kennedy Lewis Land and Residential Advisors LLC, an affiliate and wholly-owned subsidiary of Kennedy Lewis, that externally manages Millrose pursuant to the Management Agreement.

KLRES means Kennedy Lewis Residential Property Income Company LP, which is advised by Kennedy Lewis Residential Property Income Advisors LLC, an affiliate of KL, the Manager.

Land Banking means an arrangement whereby a land bank (separate from the home builder itself) purchases fee title to land parcels, and then enters into purchase option agreements with home builders to sell the land parcels to the home builder once the land parcel becomes fully developed Homesites. The purchase option agreements may be secured by a nonrefundable option fee paid by the home builder. The land parcels can take many years from start to completion and may or may not have all permits, approvals and entitlements at the time of closing, and the time from when the land is purchased until the last Homesite is sold to home buyers can be protracted for many years. Traditional Land Banking arrangements may also involve a construction agreement by which the land bank pays the home builder, as the contractor, to develop the property at a fixed or guaranteed cost and generally lack asset diversity running the risk that a market downturn in one region could lead to multiple customers with purchase option contracts opting not to exercise their options.

Land Under Development means land for which all discretionary entitlements, including all permits and approvals, have been received, surveys and planning have been completed, and Horizontal Development is already underway, which must be substantially completed before home construction can begin.

Lennar means Lennar Corporation, a publicly traded Delaware corporation with Lennar Class A Common Stock and Lennar Class B Common Stock listed on the NYSE. In certain contexts (including with respect to naming parties to certain agreements), the word Lennar may refer to a subsidiary of Lennar Corporation that entered or will enter into an agreement in lieu of the ultimate parent company.

Lennar 2024 Annual Report means Lennar Corporation’s Annual Report on Form 10-K for the fiscal year ended November 30, 2024, filed with the SEC on January 23, 2025.

Lennar Agreements means the Master Program Agreement, Master Option Agreement, Master Construction Agreement, Multiparty Cross Agreements, Founder’s Rights Agreement, Registration Rights Agreement and other agreements described herein which Lennar and Millrose or Millrose Holdings may enter into from time to time in connection with Millrose’s (including Millrose Holdings’) provision of the HOPP’R to Lennar and/or that govern Lennar’s ongoing relationship with Millrose.

Lennar Assets means the Transferred Assets, the Supplemental Transferred Assets and Future Property Assets acquired pursuant to the terms of the Lennar Agreements.

Lennar Homes Holding means Lennar Homes Holding, LLC, a Delaware limited liability company wholly owned by Lennar Corporation.

Lennar Related Ventures means any residential home construction or real estate development companies in the United States (i) in which Lennar has any amount of ownership interests or (ii) with which Lennar has any contractual business relationship, in each case, that is referred by Lennar to Millrose as a HOPP’R customer.

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Lennar Services means the services that Lennar’s personnel provide to Millrose (and applicable subsidiaries) pursuant to the Master Program Agreement, relating to the identification, analysis, diligence, evaluation, vetting and selection of any Future Property Assets that Lennar may wish to present to Millrose Holdings for acquisition. Such services leverage the land sourcing, acquisition and development skillsets, knowledge and expertise of Lennar’s personnel that have been fostered from the years of experience, innovation and technology that Lennar has accumulated in the homebuilding industry. Lennar Services also include the horizontal development installation that Lennar will provide through subcontractors as part of its Work obligations pursuant to the Master Construction Agreement. For the avoidance of doubt, Millrose only has access to the services that are being provided by Lennar’s personnel; all personnel remain as employees of Lennar, and Lennar expects to continue to use its personnel for its own sourcing, acquisition and development activities in connection with its homebuilding operations.

LLC means limited liability company.

Management Agreement means the Management Agreement by and between Millrose and the Manager entered into February 7, 2025 as described in “Agreements Between Lennar and Millrose and Other Related Party Transactions—Transactions with the Manager—Management Agreement.”

Management Change of Control means, pursuant to the Founder’s Rights Agreement, the event that both David K. Chene and Darren L. Richman (i) cease to exercise control over the management or the decision-making process at Kennedy Lewis, (ii) cease to exercise direct or indirect control (including through delegated employees) over the management of Millrose or (iii) transfer or convey any membership interests of Kennedy Lewis, or the Manager, directly or indirectly, to a company (or any affiliate thereof) engaged primarily in the building of single family homes in the United States or a company (or any affiliate thereof) engaged primarily in acquiring and developing homesites in the United States.

Management Fee means an amount equal to 1.25% of the Millrose Tangible Assets, paid to the Manager on a quarterly basis for its management services to Millrose, pursuant to the Management Agreement, calculated by the Manager and reviewed by the Board, as further described in “Agreements Between Lennar and Millrose and Other Related Party Transactions—Transactions with the Manager—Management Agreement.” The management services for which the Management Fee is paid include performing Millrose’s and Millrose Holdings’ obligations under the Lennar Agreements and operating the business and managing Millrose’s portfolio of land assets in line with the governance documents and corporate policies of Millrose. The Management Fee covers the costs of all administrative and operating functions and systems, office space and office equipment, public company expenses, compensation and fees paid to employees, directors and third-party experts, consultants and advisors, as well as outside legal counsel and independent public accounting firms (but does not include fees incurred for services in connection with extraordinary litigation and mergers and acquisitions and other events outside Millrose’s ordinary course of business, including, in certain circumstances, costs associated with the ownership and maintenance of land).

Management Succession Consent Right means the right granted to Lennar in the event the Management Agreement is terminated for any reason (with or without cause), including if the Board terminates the Manager or if the Manager resigns, to approve any replacement manager that Millrose may so choose, prior to such replacement manager assuming any duties and obligations under the Management Agreement, as well as the right to approve any management agreement to which such replacement manager will be subject, pursuant to the Founder’s Rights Agreement.

Manager means the third-party entity which externally manages Millrose’s business and operations pursuant to a management agreement. Currently, the Manager is KL.

Manager Diligence Obligations means the diligence processes that the Manager undergoes as follows: The Manager employs its current underwriting team to conduct a thorough independent diligence assessment of each proposed transaction, ensuring adherence to the Investment Guidelines and assessing the credibility of the home builder’s financial projections. The Manager’s underwriting team consists of more than 30 professionals proficient in homebuilding, land acquisition, and financial analysis. They leverage third-party market data and internal proprietary datasets to formulate an autonomous evaluation of projected home selling prices, sales pace, and profit margins for each community. In general, the Manager’s due diligence includes an appropriate legal evaluation that ensures the land has received all necessary entitlements and environmental approvals; however, in view of the Manager’s ability pursuant to the Lennar Agreements to put Future Property Assets back to Lennar after Lennar exercises its termination rights in certain limited circumstances involving a misrepresentation relating to title, environmental matters and permits/approvals, there is not a need to conduct such an extensive legal analysis for proposed transactions with Lennar. For all other home builders and Horizontal Development counterparties, the Manager conducts an extensive due diligence process, including an appropriate legal analysis unless it is able to negotiate the same put back rights as in the Lennar Agreements.

Master Construction Agreement means the Master Construction Agreement, by and among Millrose, Millrose Holdings, U.S. Home, Lennar Homes Holding and CalAtlantic as described in “Agreements Between Lennar and Millrose and Other Related Party Transactions—Transactions with Lennar—Master Construction Agreement,” as amended from time to time and as supplemented by any terms and provisions contained in any Project Addenda. Properties comprising the Transferred Assets, the Supplemental Transferred Assets and any Future Property Assets acquired by Millrose Holdings (or its subsidiaries) for Lennar have been or will be made subject to this Master Construction Agreement pursuant to Project Addenda that have been or will be executed with respect to each property by the appropriate parties.

Master Option Agreement means the Master Option Agreement, by and among Millrose, Millrose Holdings, U.S. Home, Lennar Homes Holding and CalAtlantic as described in “Agreements Between Lennar and Millrose and Other Related Party Transactions—Transactions with Lennar—Master Option Agreement,” as amended from time to time and as supplemented by any terms and provisions contained in any Project Addenda. Properties comprising the Transferred Assets, the Supplemental Transferred Assets and any Future Property Assets acquired by Millrose Holdings (or its subsidiaries) for Lennar are or will be made subject to this Master Option Agreement pursuant to Project Addenda that has been or will be executed with respect to each property by the appropriate parties.

Master Program Agreement means the Master Program Agreement, by and among Millrose, U.S. Home, Lennar Homes Holding and CalAtlantic as described in “Agreements Between Lennar and Millrose and Other Related Party Transactions—Transactions with Lennar—Master Program Agreement,” as supplemented by any terms and provisions contained in any Project Addenda. Properties comprising the Transferred Assets, the Supplemental Transferred Assets and any Future Property Assets acquired by Millrose Holdings (or its subsidiaries) for Lennar have been or will be made subject to this Master Program Agreement pursuant to Project Addenda that have been or will be executed with respect to each property by the appropriate parties.

MGCL means the Maryland General Corporation Law.

Miller Family means Stuart Miller, each member of his family that would be treated as a stockholder of Millrose pursuant to section 544(a)(2) of the Code or section 318(a)(1)(A) of the Code, whichever is more expansive, and any person through which the Miller Family beneficially owns or constructively owns capital stock or that would be treated as beneficially owning or constructively owning capital stock of Millrose through the Miller Family, collectively.

Millers means Stuart A. Miller, members of his family, trusts of which one or more of them are trustees or principal beneficiaries, and entities (including corporations, partnerships and limited liability companies) of which Mr. Miller or members of his family control or would be treated as beneficially owning a majority of the equity, as beneficial ownership is determined for purposes of the Exchange Act.

Millrose Class A Common Stock means Millrose’s Class A common stock, par value $0.01 per share.

Millrose Class B Common Stock means Millrose’s Class B common stock, par value $0.01 per share.

Millrose common stock means the Millrose Class A Common Stock and Millrose Class B Common Stock.

Millrose Holdings means Millrose Properties Holdings, LLC, a Delaware limited liability company that is wholly-owned by MPH Parent.

Millrose Subsidiaries means any subsidiaries of Millrose, including MPH Parent, Millrose Holdings, any Property LLCs and any Other Subsidiaries, that may be created from time to time for the purpose of providing the HOPP’R to any Lennar Related Ventures or Other Customers.

Millrose Tangible Assets means (A) from February 7, 2025 through (and including) the end of the first month following twelve (12) months after February 7, 2025: (i) Millrose’s total assets (including cash and cash equivalents), less (ii) intangible assets, each determined on a consolidated basis in accordance with GAAP, less (iii) Non-Revenue Generating Assets to the extent not already included in (ii); and (B) thereafter: (i) Millrose’s total assets (not including cash and cash equivalents), less (ii) intangible assets, each determined on a consolidated basis in accordance with GAAP, less (iii) Non-Revenue Generating Assets to the extent not already included in (ii), each determined on a non-consolidated basis in accordance with GAAP, as calculated by the Manager and reviewed by the Board.

Monthly Option Payment means the amount payable by Lennar to Millrose Holdings to maintain its Purchase Option with respect to a Property, which is paid monthly and is calculated on a daily basis as the sum of (i) the total value of the Property (with respect to any Transferred Assets and Supplemental Transferred Assets) or acquisition cost of the Property (with respect to any Future Property Assets) and (ii) the amount of reimbursements made by Millrose Holdings to Lennar to account for the cost of the Horizontal Development of the Property, less (x) the Takedown Prices paid by Lennar to Millrose Holdings and (y) any other payments or reimbursements paid by Lennar to Millrose Holdings (which for the Transferred Assets excludes deposits thereon), and then multiplied by the Applicable Rate as set forth in the Master Option Agreement. Where applicable, “Monthly Option Payment” may also mean this same concept, but as negotiated and used by or for (or in the context of agreements with) any Lennar Related Ventures or Other Customers.

Mortgage means any Mortgage, pursuant to which a Property LLC mortgages a property to Millrose to secure the full and timely payment and full and timely performance of obligations under the Promissory Notes, any other Mortgages executed by a Property LLC, the Pledge and any other documents executed to evidence or secure the payment of the Promissory Notes, including any modifications, restatements, extensions, renewals and replacements of such documents.

MPH Parent means MPH Parent LLC, a Delaware limited liability company that is wholly-owned by Millrose.

Multiparty Cross Agreement means any multiparty cross agreement between Lennar and Millrose Holdings (and/or any Property LLCs) that applies to any portion of the Transferred Assets, the Supplemental Transferred Assets or any Future Property Assets acquired pursuant to the terms of the Master Program Agreement and other Lennar Agreements, as further described in “Agreements Between Lennar and Millrose and Other Related Party Transactions—Transactions with Lennar—Multiparty Cross Agreement.”

Nominating and Corporate Governance Committee means the Nominating and Corporate Governance Committee of the Board.

Non-Revenue Generating Assets means any asset not associated with an income generation opportunity or owned real estate. For the avoidance of doubt, Non-Revenue Generating Assets shall exclude owned real estate with terminated or unexercised option contracts.

Operating Principles means the structural enhancements reflected in the terms of the Lennar Agreements (and that are expected to be reflected in the terms of any HOPP’R agreements with any Lennar Related Ventures in the future). They include (i) Future Property Assets to be acquired are to consist mostly of properties for which all approvals and entitlements required to allow Horizontal Development to begin have already been obtained; (ii) construction agreements are to contain provisions that are designed to ensure cost overruns on any Horizontal Development will be borne by the home builder; (iii) Future Property Assets must meet the Program Criteria in an effort to ensure that Millrose, through its subsidiaries, maintains a diversified Real Estate Portfolio across geographies, markets and home-types; (iv) all properties and Homesites comprising the Future Property Assets acquired pursuant to the Lennar Agreements are to be subject to pooling arrangements pursuant to one or more Multiparty Cross Agreements; (v) Millrose (through its TRSs, the Property LLCs and any Other Subsidiaries) is to receive predictable, recurring payment of Monthly Option Payments as payment to maintain the purchase option to buy back the Transferred Assets, the Supplemental Transferred Assets or any Future Property Assets; and (vi) nothing in any HOPP’R agreements is to impede, impair or otherwise negatively impact Millrose’s ability to qualify for REIT status for U.S. federal income tax purposes.

Option Deposit means the payments required to be made by Lennar to Millrose Holdings, pursuant to the Master Option Agreement in consideration for a Purchase Option with respect to the Transferred Assets, the Supplemental Transferred Assets and any Future Property Assets, comprising (i) the Initial Deposit paid by Lennar in cash upon the execution of the Master Program Agreement and the Master Option Agreement, with respect to the Transferred Assets, and upon the execution of the relevant Project Addendum, with respect to the Supplemental Transferred Assets and any Future Property Assets, and (ii) the Additional Deposit that will be paid (A) when requested by Millrose Holdings at any time following the execution of the relevant Project Addendum in the event the Manager, in its reasonable judgment, determines that Millrose Holdings requires such additional capital to fund its ongoing business operations in the ordinary course and (B) as a termination fee on the date on which Lennar decides to terminate its Purchase Option prior to exercise with respect to particular Future Property Assets, whichever occurs earlier. For the avoidance of doubt, each of the Initial Deposit and the Additional Deposit (as either (A), (B) or a combination thereof) will not exceed 5% as calculated in the way described in the definitions of such terms, and the sum of the Initial Deposit and the Additional Deposit will not exceed 10% as calculated in the way described in the definitions of such terms (5% Initial Deposit plus 5% Additional Deposit). The Option Deposit is non-refundable and becomes fully earned, due and payable upon the execution of the Master Program Agreement and the Master Option Agreement, with respect to the Transferred Assets, and upon execution of the relevant Project Addendum with respect to the Supplemental Transferred Assets and any Future Property Asset. Where applicable, “Option Deposit” may also mean this same concept, but as negotiated and used by or for (or in the context of agreements with) any Lennar Related Ventures or Other Customers.

Other Agreements means any transaction agreements, other than the Master Program Agreement, including those entered into from time to time with Other Customers and other agreements into which Other Customers and the Company may enter from time to time in connection with the Company’s provision of the HOPP’R and/or that govern Other Customers’ ongoing relationship with Millrose, and any entered into with Lennar on terms different than those of the Master Program Agreement.

Other Customers means any residential home construction or real estate development companies in the United States, excluding Lennar and any Lennar Related Ventures, that enter into agreements or other arrangements with Millrose (through any Other Subsidiaries) to use the HOPP’R.

Other Subsidiaries means any subsidiaries of Millrose, other than MPH Parent, Millrose Holdings and any Property LLCs, that may be created from time to time for the purpose of providing the HOPP’R to any Lennar Related Ventures or Other Customers. Millrose expects that any Other Subsidiaries that Millrose may form or acquire in the future will be taxable business entities. Accordingly, notwithstanding Millrose’s intention to elect REIT status for U.S. federal income tax purposes, Millrose expects that all of the land acquisition and development activity conducted in connection with providing the HOPP’R to its customers (including with respect to the Transferred Assets, the Supplemental Transferred Assets and any Future Property Assets for Lennar and potentially with respect to any Future Property Assets for any Lennar Related Ventures and Other Customers) will be operated by a taxable corporation and will be subject to U.S. federal income tax at the entity level.

Owner means Millrose, MPH Parent and Millrose Holdings collectively.

Owner Party means Owner and affiliates of Owner collectively.

Ownership limits means the limitations on ownership of Millrose’s stock set forth in Millrose’s Charter that prohibit any person or entity, subject to certain exceptions, from owning, beneficially or by virtue of the applicable constructive ownership provisions of the Code, (i) more than 9%, in value or in number of shares, whichever is more restrictive, of the outstanding shares of Millrose common stock or (ii) 9% in value of the outstanding shares of all classes or series of Millrose’s stock, except for the excepted holder limit set forth in Millrose’s Charter for the Miller Family, which allows the Miller Family to own, beneficially or by virtue of the applicable constructive ownership provisions of the Code, up to 12.8% in the aggregate, in value or in number of shares, whichever is more restrictive, of the outstanding shares of Millrose common stock or the outstanding shares of all classes or series of Millrose’s stock.

Pause Period means periods of up to six months each during which all takedowns and Work construction deadlines for a Property shall be extended, no closings shall occur and no payments shall be made by Owner to Lennar under the Master Construction Agreement. Lennar shall be entitled to designate two pause periods of up to six months each with regard to a Property, if (a) the Burns Home Value Index for the metropolitan statistical area in which the Property is located shows a seasonally adjusted home sale pricing decline of 10% or more, (b) a pandemic, epidemic or other public health emergency or other similar event occurs which does or is expected to materially and adversely impact Lennar’s ability to construct, market and/or sell residences on the Property, or (c) Lennar elects to designate a Pause Period in its sole discretion.

Pause Period Designation Right means Lennar’s right pursuant to the Founder’s Rights Agreement to unilaterally decide to designate a Pause Period at any time in its sole discretion, as described in “Agreements Between Lennar and Millrose and Other Related Party Transactions—Transactions with Lennar—Founder’s Rights Agreement.”

Phase I means an environmental site assessment report prepared for a real estate holding that identifies any existing or potential recognized environmental concern.

Pledge and Security Agreements means the Pledge and Security Agreements by Millrose Holdings and MPH Parent in favor of Millrose, as described in “Management’s Discussion and Analysis of Financial Condition and Results of Operations of Millrose—Liquidity and Capital Resources.”

Pool Property means each property included in a Multiparty Cross Agreement in connection with the establishment of a pool with respect to certain properties. As to any pool with respect to any Transferred Assets and any Supplemental Transferred Assets, the aggregate sum of all Option Deposits Lennar has made, or is obligated to make, with respect to Properties in the pool shall not at any time exceed $50,000,000. As to any pool with respect to any Future Property Assets acquired pursuant to the Lennar Agreements, the aggregate sum of all Option Deposits Lennar has made, or is obligated to make, with respect to Properties in the pool shall not at any time exceed $25,000,000. Pools will be established with primary consideration given to diversity within pools across geographies, communities and home types.

Predecessor Millrose Business means the business operations, including revenues and expenses, liquidity and capital resources, cash flows, balance sheet, statements of income and other information of Millrose prior to the Spin-Off, as derived from the financial statements of Lennar, since Millrose had no operations (or operating subsidiaries) of its own prior to the Spin-Off.

Program means the program relating to the use by Lennar of the HOPP’R pursuant to the Master Program Agreement.

Program Criteria means certain predetermined criteria that Future Property Assets must meet, as set forth in the Master Program Agreement.

Project Addendum means any Project Addendum, pursuant to which Millrose (through its TRSs or any of their subsidiaries) and Lennar may subject any Transferred Assets, Supplemental Transferred Assets or Future Property Assets to the terms and provisions of the Master Program Agreement, the Master Option Agreement and the Master Construction Agreement.

Promissory Notes means the promissory notes entered into by TRSs of Millrose to Millrose that are secured by a pledge of the equity in the Property LLCs and unrecorded mortgages.

Properties means the Transferred Assets, the Supplemental Transferred Assets and Future Property Assets acquired pursuant to the Master Program Agreement collectively.

Property LLCs includes all of Millrose’s LLC subsidiaries that hold the Transferred Assets, the Supplemental Transferred Assets and any Future Property Assets through which Millrose Holdings provides the HOPP’R to Lennar, including as the context requires, (i) immediately following the Spin-Off, all of the then 31 LLC subsidiaries of Millrose Holdings (“Initial Property LLCs”) and (ii) immediately following the Supplemental Transferred Assets Transaction, the 18 LLC subsidiaries of Millrose RCH Landco Ltd. (the “Supplemental Property LLCs”) and the Initial Property LLCs and (iii) thereafter, the Initial Property LLCs, the Supplemental Property LLCs and any additional LLC subsidiaries formed for the purposes of owning any Future Property Assets.

Property Use Objective means the intended objectives and uses for the Transferred Assets, the Supplemental Transferred Assets and any Future Property Assets that Millrose Holdings acquires at Lennar’s request pursuant to the Master Program Agreement. Consistent with the obligations of Millrose (through Millrose Holdings) pursuant to the Master Program Agreement, the intended objectives and use are limited to (i) holding the Transferred Assets, the Supplemental Transferred Assets and any Future Property Assets until Lennar exercises its Purchase Option to purchase them in accordance with the terms of the Master Option Agreement, or until those Purchase Options expire or are terminated without being exercised (or if Lennar defaults and loses its option), (ii) financing the Work that Lennar wishes to undergo on any Homesites, up to a certain predetermined budget, in accordance with the terms of the Master Construction Agreement, and (iii) to the extent applicable and requested by Lennar, facilitating any Lennar sales of completed homes by delivering the home and Homesite directly to home buyers to which Lennar has sold the homes (in which case, Lennar will indemnify Millrose for any issues relating to such direct delivery to home buyers pursuant to the Lennar Agreements). For the avoidance of doubt, Millrose Holdings’ Property Use Objective does not include (i) financing any home construction on any properties, (ii) performing (directly or through contracted third parties) any Horizontal Development on any properties other than through Lennar, or (iii) entering into any leases or other use/occupancy-related arrangements with respect to any properties.

Proposed Project means Future Property Assets that have been proposed to be admitted to the Program pursuant to the Master Program Agreement.

Proposed Project Report means the report that Lennar may from time to time present to Millrose pursuant to the Master Program Agreement in connection with the proposed admission of Future Property Assets to the Program.

Purchase Option means an exclusive option pursuant to the terms of the Master Option Agreement, as supplemented by the terms and provisions of any applicable Project Addendum, granted to Lennar to purchase any portion or all of the Transferred Assets and the Supplemental Transferred Assets and any future land acquisitions that Millrose (through Millrose Holdings or any Other Subsidiaries) makes at Lennar’s request in connection with the HOPP’R provided to Lennar, in accordance with an agreed upon schedule of Homesite purchases and pricing, as contemplated by the Master Program Agreement. Where applicable, “Purchase Option” may also mean this same concept, but as negotiated and used by or for (or in the context of agreements with) any Lennar Related Ventures or Other Customers.

Rating Adjustment means, for purposes of calculating the Applicable Rate, (i) 0% if Lennar’s credit rating is equal to Baa1, Baa2 or Baa3 by Moody’s Investor Services, Inc. (“Moody’s”), BBB+, BBB or BBB- by S&P Global Ratings (“S&P”) or BBB+, BBB or BBB- by Fitch Ratings, Inc. (“Fitch”) for a minimum of two out of three of Moody’s, S&P and Fitch (collectively, the “Rating Agencies”), (ii) a decrease of 0.5% if Lennar’s credit rating is upgraded to A3 by Moody’s, A- by S&P or A- by Fitch by a minimum of two out of three Rating Agencies, with such Rating Adjustment to be further decreased by 0.25% for each incremental upgrade above A3 or A-, as applicable, by a minimum of two out of three Rating Agencies or (iii) an increase of 1.0% if Lennar’s credit rating is downgraded to Ba1 by Moody’s, BB by S&P or BB by Fitch by a minimum of two out of three Rating Agencies, with such Rating Adjustment to be further increased by 0.25% for each incremental downgrade below Ba1 or BB, as applicable, by a minimum of two out of three Rating Agencies.

Rausch means Rausch Coleman Companies, LLC, a privately-held U.S. home builder.

Real Estate Portfolio means the properties held by Millrose, comprised of (a) the Transferred Assets (b) the Supplemental Transferred Assets and (c) any Future Property Assets that Millrose (through its TRSs, the Property LLCs or any Other Subsidiaries) may acquire pursuant to the agreements with Lennar or on behalf of any future customers (as applicable), including any Lennar Related Ventures or Other Customers, in the future.

Recognition Agreement means the Recognition, Subordination and Non-Disturbance Agreement, by and among Millrose, Millrose Holdings, each Property LLC, U.S. Home, Lennar Homes Holding and CalAtlantic as described in “Agreements Between Lennar and Millrose and Other Related Party Transactions—Transactions with Lennar—Recognition, Subordination and Non-Disturbance Agreement.”

Registration Rights Agreement means the Registration Rights Agreement, by and between Millrose and Lennar Corporation as described in “Agreements Between Lennar and Millrose and Other Related Party Transactions—Transactions with Lennar—Registration Rights Agreement.”

REIT Requirements means the requirements for qualification as a REIT under sections 856 through 860 of the Code and the applicable U.S. Treasury regulations, including various (a) organizational requirements, (b) gross income tests, (c) asset tests and (d) distribution requirements.

Revolving Credit Agreement means the credit agreement, dated February 7, 2025, among Millrose, the lenders party thereto and JPMorgan Chase Bank, N.A., as a lender and as administrative agent for the lenders, which provides for a revolving credit facility (the “Revolving Credit Facility”) with commitments in an aggregate amount of $1.335 billion.

Risk Spread means, for purposes of calculating the Applicable Rate, the Bloomberg US Composite BBB BVAL Yield Curve 3-year Index BVABDB05 rate available on Bloomberg Screen BVABDB03 (or any successor page) at approximately 4:00 p.m., New York City time, on the business day immediately preceding the Calculation Date. If the abovementioned index is no longer available or if the calculation of such index is substantially changed, upon notification by either party of the inapplicability of the existing index, Lennar and Millrose shall negotiate in good faith to determine an appropriate replacement index.

Sarbanes-Oxley Act means the Sarbanes-Oxley Act of 2002.

Secured Financing Collateral Consent Right means Lennar’s right, pursuant to the Founder’s Rights Agreement, to prohibit Millrose from granting or selling any security interest whereby the assets pledged pursuant to such security interest include Transferred Assets, Supplemental Transferred Assets or Future Property Assets held pursuant to the Lennar Agreements and Future Property Assets of Other Customers (i.e., mixing the assets into one collateral pool) without Lennar’s prior written consent, as described under “Agreements Between Lennar and Millrose and Other Related Party Transactions—Transactions with Lennar—Founder’s Rights Agreement.”

Spin-Off means the partial, taxable spin-off of Millrose Properties, Inc., a previously wholly-owned subsidiary of Lennar, that was effected by distributing approximately 80% of the outstanding shares of Millrose common stock to holders of Lennar common stock on the Distribution Date.

Supplemental Transferred Assets means all the Homesites and prospective Homesites acquired by Millrose in connection with the Supplemental Transferred Assets Transaction, using approximately $876 million of the Cash Contribution by Lennar as consideration. The Supplemental Transferred Assets included all of the land assets of Rausch (except for any Homesites with homes actively under construction).

Supplemental Transferred Assets Transaction means the transaction between Millrose and Rausch, pursuant to which Millrose acquired the Supplemental Transferred Assets (through an acquisition of 100% of the stock of RCH Holdings, Inc., a recently formed parent holding company of Rausch) following the Spin-Off using approximately $876 million of the Cash Contribution by Lennar as consideration.

Takedown Price means the total amount to be paid by Lennar to Millrose Holdings to exercise its Purchase Option with respect to the Transferred Assets, the Supplemental Transferred Assets or any Future Property Assets, which shall be negotiated between the parties with respect to each property and set forth in the applicable Project Addendum. Where applicable, “Takedown Price” may also mean this same concept, but as negotiated and used by or for (or in the context of agreements with) any Lennar Related Ventures or Other Customers.

Takedown Schedule means an agreed upon schedule of purchases and pricing granted by Millrose Holdings and the Property LLCs to Lennar with respect to any Homesite or other properties comprising the Transferred Assets, the Supplemental Transferred Assets and any Future Property Assets set forth in any Project Addendum and pursuant to the terms of the Master Option Agreement and as supplemented by the applicable Project Addendum. Where applicable, “Takedown Schedule” may also mean this same concept, but as negotiated and used by or for (or in the context of agreements with) any Lennar Related Ventures or Other Customers.

Termination Fee means an amount to be paid by Millrose to the Manager in the event that the Management Agreement is terminated by Millrose without cause, equal to (A) if within or at the expiration of the Initial Term of the Management Agreement, two and a half (2.5) times the average annual Management Fee; (B) thereafter, including at the expiration of any renewal period, one and a half (1.5) times the average annual Management Fee. For termination for cause by Millrose pursuant to Section 14(b) of the Management Agreement, the Termination Fee shall equal the Management Fee that would be payable to the Manager for the period from the date of termination to the expiration date of such Initial Term or renewal period, as applicable, as described in the terms of the Management Agreement; or (C) if Millrose’s average annual (i) consolidated net income calculated in accordance with GAAP as reported in Millrose’s filings with the SEC, plus any taxes paid by Millrose or any subsidiaries of Millrose during such period, divided by (ii) average Millrose consolidated stockholders’ equity at the end of each fiscal quarter over the same period as reported in Millrose’s filings with the SEC, during the three year period (or the number of years since the Spin-Off date if less than three) preceding the effective termination date of the Management Agreement has been equal to or higher than 7% (the “Performance Goal”), 3.0 times the average annual Management Fee earned by the Manager during the two-year period immediately preceding the most recently completed calendar quarter prior to the effective termination date of the Management Agreement, subject to a certification of the Board, to be provided within 60 days of its vote to perform a “Termination Without Cause” (as defined in the Management Agreement), that Millrose has achieved the Performance Goal (such certification not be withheld, conditioned to delayed in the event that the Board determines in good faith that the Performance Goal has been achieved).

Transferred Assets means the Homesite inventory transferred in the Spin-Off.

Treasury Regulations means regulations of the U.S. Department of the Treasury.

TRS means a fully taxable corporation that has jointly elected with the parent REIT to be treated as a taxable REIT subsidiary, as defined under section 856 of the Code.

U.S. Home means U.S. Home, LLC, a Delaware limited liability company wholly owned by Lennar Corporation.

Vertical Development means any work relating to the construction of homes on owned homesites that extend above the ground level after Horizontal Development is sufficiently completed.

Work means certain construction services, which Lennar performs or will perform (or contracts or will contract third-party providers to perform) to complete all Horizontal Development on the Lennar Assets, as contemplated by the Master Construction Agreement and as supplemented by the terms and provisions of any applicable Project Addendum. For the avoidance of doubt, “Work” refers specifically to the Horizontal Development services Lennar is obligated to perform under the Master Construction Agreement.

QUESTIONS AND ANSWERS ABOUT THE EXCHANGE OFFER

Lennar has decided to offer to exchange all of its remaining interest in Millrose Class A Common Stock as of the commencement of the Exchange Offer, consisting of 33,298,764 shares of Millrose Class A Common Stock, which represents approximately 20% of the total outstanding shares of Millrose common stock as of September 30, 2025, for outstanding shares of Lennar Class A Common Stock. The following are answers to common questions about the Exchange Offer.

1. Why has Lennar decided to commence the Exchange Offer?

Lennar previously announced its intention to separate the Business Assets into a new publicly-traded company, Millrose, through the Spin-Off, at the conclusion of which it would hold a minority interest in Millrose.

Lennar announced its intent to effect the Spin-Off on January 10, 2025, through a distribution of Millrose common stock to holders of Lennar common stock who held such shares on the record date of January 21, 2025.

The Spin-Off was completed on February 7, 2025, with each holder of two shares of Lennar common stock as of January 21, 2025 receiving one share of Millrose Class A Common Stock, unless such holder elected instead to receive Millrose Class B Common Stock. At the conclusion of the Spin-Off, Lennar retained approximately 20% of Millrose common stock, all in the form of Millrose Class A Common Stock.

At the time of the Spin-Off, Lennar announced that it expected to dispose of the balance of its remaining interest in Millrose through a subsequent spin-off, split-off, public offering, private sale or any combination of these potential transactions. Lennar has decided to commence the Exchange Offer, a split off, to exchange its remaining shares of Millrose Class A Common Stock for Lennar Class A Common Stock.

2. Why did Lennar choose an Exchange Offer as the way to dispose of its remaining stake in Millrose?

Lennar believes that the Exchange Offer is a sound and appropriate means of placing Millrose Class A Common Stock with holders of Lennar Class A Common Stock who choose to directly own an interest in Millrose and are willing to reduce the total number of shares of Lennar Class A Common Stock they hold.

The Exchange Offer also presents an opportunity for Lennar to acquire a large number of outstanding shares of Lennar Class A Common Stock at one time, and in one transaction, without reducing Lennar’s cash, subject to any cash payments in lieu of fractional shares.

3. How will the relationship between Millrose and Lennar principally change after the Exchange Offer is completed?

Following the completion of the Exchange Offer, assuming the Exchange Offer is fully subscribed, Lennar will no longer hold any of its remaining interest in Millrose Class A Common Stock as of the commencement of the Exchange Offer. Lennar and Millrose have ongoing commercial relationships, including agreements related to land option contracts, construction contracts, common stock ownership, financing, intellectual property and other various agreements described elsewhere in this prospectus. Agreements between Lennar and Millrose will remain in place and will not be impacted by the completion of the Exchange Offer; provided, however, that, following completion of the Exchange Offer and any subsequent Clean-Up Disposition (as defined below), and assuming that all remaining shares of Millrose common stock are exchanged by Lennar, the obligations of Millrose to register the Millrose Class A Common Stock held by Lennar pursuant to the Registration Rights Agreement shall have been fulfilled. See “Agreements Between Lennar and Millrose and Other Related Party Transactions—Relationship between Lennar and Millrose.” See “Questions and Answers about the Exchange Offer—17. Will all the shares of Lennar Class A Common Stock that I tender be accepted in the Exchange Offer?”

4. Will dividends be paid on Millrose Class A Common Stock?

On June 16, 2025, Millrose’s Board declared a dividend of $0.69 per share of Millrose Class A Common Stock and Millrose Class B Common Stock to be paid to holders of record as of the close of business on July 3, 2025, which was paid on July 15, 2025. This marked Millrose’s first full quarterly dividend since becoming an independent public company. Millrose intends to continue to make regular dividend payments of at least 90% of Millrose’s REIT taxable income (without regard to the deduction for dividends paid and excluding net capital gains) to holders of Millrose common stock out of assets legally available for this purpose. While Millrose does not plan to do so, under currently applicable IRS guidance, approximately 80% of these dividends may be paid in the form of stock dividends, rather than in cash. Dividends will be authorized by the Board and declared by Millrose based on a number of factors including actual results of operations, dividend restrictions under Maryland law or applicable debt covenants, Millrose’s liquidity and financial condition, Millrose’s taxable income, the annual distribution requirements under the REIT Requirements, Millrose’s operating expenses and any other factors the Board deems relevant. Subject to certain exceptions, distributions received from Millrose will not be qualified dividends and will therefore be taxed at ordinary income rates to the extent of Millrose’s current or accumulated earnings and profits.

5. If I participate in the Exchange Offer, will I receive dividends on Millrose Class A Common Stock and Lennar Class A Common Stock declared prior to the completion of the Exchange Offer?

On September 22, 2025, Millrose’s Board declared a quarterly cash dividend of $0.73 per share of Millrose Class A Common Stock and Millrose Class B Common Stock to be paid to shareholders of record as of the close of business on October 3, 2025, which was paid on October 15, 2025. Because the record date for Millrose’s dividend payable on October 3, 2025 occurred prior to the completion of the Exchange Offer, holders who validly tender and exchange shares of their Lennar Class A Common Stock for shares of Millrose Class A Common Stock in the Exchange Offer will not receive such dividend with regard to the shares of Millrose Class A Common Stock that they receive through the Exchange Offer.

On September 26, 2025, Lennar’s board of directors declared a quarterly cash dividend of $0.50 per share of Lennar Class A Common Stock, payable on October 27, 2025 to shareholders of record as of the close of business on October 10, 2025. Because the record date for Lennar’s dividend payable on October 27, 2025 will occur prior to the completion of the Exchange Offer, holders who validly tender and exchange shares of their Lennar Class A Common Stock for shares of Millrose Class A Common Stock in the Exchange Offer will receive such dividend on any such validly tendered and accepted and exchanged shares of Lennar Class A Common Stock.

6. Who may participate in the Exchange Offer and will it be extended outside the United States?

Any U.S. holder of Lennar Class A Common Stock during the Exchange Offer period, which will be at least 20 business days, may participate in the Exchange Offer, including by directors and officers of Lennar, Millrose and their respective subsidiaries. This includes shares held by participants in their Lennar Corporation 401(k) Plan (the “Lennar 401(k) Plan”) account. This does not include restricted shares that have not yet vested.

Although Lennar may deliver this prospectus to stockholders located outside the United States, this prospectus is not an offer to sell or exchange, and it is not a solicitation of an offer to buy or exchange, any shares of Lennar Class A Common Stock in any jurisdiction in which such offer, sale or exchange is not permitted. This prospectus has not been reviewed or approved by any stock exchange on which shares of Lennar Class A Common Stock or Millrose Class A Common Stock are listed.

Countries outside the United States generally have their own legal requirements that govern securities offerings made to persons resident in those countries and often impose stringent requirements about the form and content of offers made to the general public. Lennar has not taken any action under those non-U.S. regulations to qualify the Exchange Offer outside the United States but may take steps to facilitate participation of stockholders from certain jurisdictions. Therefore, the ability of any non-U.S. person to tender Lennar Class A Common Stock in response to the Exchange Offer will depend on whether there is an exemption available under the laws of such person’s home country that would permit the person to participate in the Exchange Offer without the need for Lennar or Millrose to take any action to qualify or otherwise facilitate the Exchange Offer in that country or otherwise. For example, some countries exempt transactions from the rules governing public offerings if they involve persons who meet certain eligibility requirements relating to their status as sophisticated or professional investors.

All tendering stockholders must make certain representations in the related letter of transmittal (including in the instructions thereto), including, in the case of non-U.S. stockholders, as to the availability of an exemption under their home country laws that would allow them to participate in the Exchange Offer without the need for Lennar or Millrose to take any action to qualify or otherwise facilitate a public offering in that country or otherwise. Lennar will rely on those representations and, unless the Exchange Offer is terminated, plans to accept shares validly tendered by persons who properly complete a letter of transmittal and provide any other required documentation on a timely basis and as otherwise described herein.

Non-U.S. stockholders should consult their advisors in considering whether they may participate in the Exchange Offer in accordance with the laws of their home countries and, if they do participate, whether there are any restrictions or limitations on transactions in Lennar Class A Common Stock or Millrose Class A Common Stock that may apply in their home countries. Lennar, Millrose and the dealer managers cannot provide any assurance about whether such limitations exist.

Participants in the Lennar 401(k) Plan who wish to tender shares of Lennar Class A Common Stock held in their Lennar 401(k) Plan account pursuant to the Exchange Offer will be provided with separate instructions and procedures. Your tender will be submitted in accordance with the Exchange Offer procedures that apply to shares held in the Lennar 401(k) Plan. Your tender may require additional time or have additional procedures and you must follow any special instructions (including any deadlines) provided to you.

7. How many shares of Millrose Class A Common Stock will I receive for my shares of Lennar Class A Common Stock accepted in the Exchange Offer?

Unless the upper limit discussed below is in effect, the Exchange Offer is designed to permit you to exchange your shares of Lennar Class A Common Stock for shares of Millrose Class A Common Stock so that for each $100 of Lennar Class A Common Stock accepted in the Exchange Offer, you will receive approximately $106.38 of Millrose Class A Common Stock based on the calculated per-share values determined by reference to the simple arithmetic average of the daily VWAPs for Lennar Class A Common Stock and Millrose Class A Common Stock on the NYSE during the Averaging Period (the three consecutive trading days ending on and including the second trading day immediately preceding the expiration date of the Exchange Offer). If the Exchange Offer is not extended or terminated, the Averaging Dates would be November 3, November 4 and November 5, 2025. If the Averaging Dates had been October 7, October 8, and October 9, 2025, you would have received 3.9481 shares of Millrose Class A Common Stock for each share of Lennar Class A Common Stock that you exchanged.

Please note, however, that the number of shares you can receive is subject to an upper limit of 4.1367 shares of Millrose Class A Common Stock for each share of Lennar Class A Common Stock accepted in the Exchange Offer. If the upper limit is in effect, you may receive less than $106.38 of Millrose Class A Common Stock for each $100 of Lennar Class A Common Stock that you tender, based on the Average Lennar Price and Average Millrose Price, and you could receive much less. The Exchange Offer does not provide for a lower limit or minimum exchange ratio. In addition, because the Exchange Offer is subject to proration if it is oversubscribed, the number of shares of Lennar Class A Common Stock that Lennar accepts in the Exchange Offer may be less than the number of shares you tender.

Lennar will announce the final exchange ratio, including whether the upper limit on the number of shares of Millrose Class A Common Stock that can be received for each share of Lennar Class A Common Stock validly tendered is in effect, at www.envisionreports.com/lennarexchange and by press release no later than 9:00 a.m., New York City time, on the trading day immediately preceding the expiration date of the Exchange Offer (which expiration date, if the Exchange Offer is not extended or terminated, would be November 7, 2025). If the upper limit is in effect at that time, then the final exchange ratio will be fixed at the upper limit, which means that you will receive 4.1367 shares of Millrose Class A Common Stock for each share of Lennar Class A Common Stock accepted in the Exchange Offer.

No offer is being made to the holders of shares of Lennar Class B Common Stock.

8. What is the upper limit on the number of shares of Millrose Class A Common Stock I can receive for each share of Lennar Class A Common Stock that I tender and why is there an upper limit?

The number of shares you can receive is subject to an upper limit of 4.1367 shares of Millrose Class A Common Stock for each share of Lennar Class A Common Stock accepted in the Exchange Offer. If the upper limit is in effect, you may receive less than $106.38 of Millrose Class A Common Stock for each $100 of Lennar Class A Common Stock that you tender, based on the Average Lennar Price and Average Millrose Price, and you could receive much less.

This upper limit represents a 12% discount for shares of Millrose Class A Common Stock based on the closing prices of Lennar Class A Common Stock and Millrose Class A Common Stock on the NYSE on October 9, 2025 (the last trading day immediately preceding the date of the commencement of the Exchange Offer). Lennar set this upper limit to ensure that any unusual or unexpected decrease in the trading price of Millrose Class A Common Stock, relative to the trading price of Lennar Class A Common Stock, during the Exchange Offer period would not result in an unduly high number of shares of Millrose Class A Common Stock being exchanged for each share of Lennar Class A Common Stock accepted in the Exchange Offer.

9. What will happen if the upper limit is in effect?

Lennar will announce whether the upper limit on the number of shares that can be received for each share of Lennar Class A Common Stock validly tendered is in effect at www.envisionreports.com/lennarexchange and by press release no later than 9:00 a.m., New York City time, on the trading day immediately preceding the expiration date of the Exchange Offer (which expiration date, if the Exchange Offer is not extended or terminated, would be November 7, 2025). If the upper limit is in effect at that time, then the final exchange ratio will be fixed at the upper limit, which means that you will receive 4.1367 shares of Millrose Class A Common Stock for each share of Lennar Class A Common Stock accepted in the Exchange Offer. If the upper limit is in effect, you may receive less than $106.38 of Millrose Class A Common Stock for each $100 of Lennar Class A Common Stock that you tender, based on the Average Lennar Price and Average Millrose Price, and you could receive much less.

10. How are the Average Lennar Price and the Average Millrose Price determined for purposes of calculating the number of shares of Millrose Class A Common Stock to be received for each share of Lennar Class A Common Stock accepted in the Exchange Offer?

The Average Lennar Price and the Average Millrose Price for purposes of the Exchange Offer will equal the simple arithmetic average of the daily VWAPs of shares of Lennar Class A Common Stock and Millrose Class A Common Stock, respectively, on the NYSE during the Averaging Period (the three consecutive trading days ending on and including the second trading day immediately preceding the expiration date of the Exchange Offer). Lennar will determine the simple arithmetic average of the VWAPs of each stock, and such determination will be final. If the Exchange Offer is not extended or terminated, the Averaging Period would be November 3, November 4 and November 5, 2025. If the upper limit is in effect at that time, then the final exchange ratio will be fixed at the upper limit, which means that you will receive 4.1367 shares of Millrose Class A Common Stock for each share of Lennar Class A Common Stock accepted in the Exchange Offer. Any changes in the prices of Lennar Class A Common Stock and Millrose Class A Common Stock between the conclusion of the Averaging Period and the expiration of the Exchange Offer will not affect the final exchange ratio. If the Averaging Dates had been October 7, October 8, and October 9, 2025, you would have received 3.9481 shares of Millrose Class A Common Stock for each share of Lennar Class A Common Stock that you exchanged.

11. What is the daily volume-weighted average price or “VWAP”?

The daily VWAPs for shares of Lennar Class A Common Stock or Millrose Class A Common Stock, as the case may be, will be the volume-weighted average price per share of that stock on the NYSE during the period beginning at 9:30 a.m., New York City time (or such other time as is the official open of trading on the NYSE), and ending at 4:00 p.m., New York City time (or such other time as is the official close of trading on the NYSE), except that such data will only take into account adjustments made to reported trades included by 4:10 p.m., New York City time. The daily VWAP will be as reported by Bloomberg L.P. as displayed under the heading Bloomberg VWAP on the Bloomberg pages “LEN UN” with respect to Lennar Class A Common Stock and “MRP UN” with respect to Millrose Class A Common Stock (or any other recognized quotation source selected by Lennar in its sole discretion if such pages are not available or are manifestly erroneous). The daily VWAPs obtained from Bloomberg L.P. may be different from other sources or investors’ or other security holders’ own calculations. Lennar will determine the simple arithmetic average of the VWAPs of each stock, and such determination will be final.

A website will be maintained at www.envisionreports.com/lennarexchange that will provide daily VWAPs of both Lennar Class A Common Stock and Millrose Class A Common Stock during the pendency of the Exchange Offer. You may contact the information agent at its toll-free number provided on the back cover of this prospectus to obtain this information.

12. How and when will I know the final exchange ratio?

The final exchange ratio that determines the number of shares of Millrose Class A Common Stock that you will receive for each share of Lennar Class A Common Stock accepted in the Exchange Offer, including whether the upper limit on the number of shares of Millrose Class A Common Stock that can be received for each share of Lennar Class A Common Stock validly tendered is in effect, will be announced by press release by 9:00 a.m., New York City time, on the trading day immediately preceding the expiration date of the Exchange Offer (which expiration date, if the Exchange Offer is not extended or terminated, would be November 7, 2025). At such time, the final exchange ratio will also be available at www.envisionreports.com/lennarexchange. In addition, as described below, you may also contact the information agent to obtain the final exchange ratio (after the time the final exchange ratio becomes available) at its toll-free number provided on the back cover of this prospectus.

13. Will indicative exchange ratios be provided during the Exchange Offer period?

Yes. A website will be maintained at www.envisionreports.com/lennarexchange that will provide the daily VWAPs of both Lennar Class A Common Stock and Millrose Class A Common Stock to investors who request the information during the pendency of the Exchange Offer. You may also contact the information agent at its toll-free number provided on the back cover of this prospectus to obtain this information.

Prior to the Averaging Period, commencing on the third trading day of the Exchange Offer, the information agent will also provide indicative exchange ratios for each day that will be calculated based on the indicative calculated per-share values of Lennar Class A Common Stock and Millrose Class A Common Stock on each day, calculated as though that day were the last day of the Averaging Period, by 4:30 p.m., New York City time. In other words, assuming that a given day is a trading day, the indicative exchange ratio will be calculated based on the simple arithmetic average of the daily VWAPs of Lennar Class A Common Stock and Millrose Class A Common Stock for that day and the immediately preceding two trading days. The indicative exchange ratio will also reflect whether the upper limit would have been in effect had such day been the last day of the Averaging Period.

During the first two days of the Averaging Period, the information agent will provide indicative exchange ratios that will be calculated based on the Average Lennar Price and Average Millrose Price, as calculated by Lennar based on data reported by Bloomberg L.P. (or any other recognized quotation source selected by Lennar in its sole discretion if such source is not available or is manifestly erroneous). The information agent will not provide an indicative exchange ratio on the third day of the Averaging Period. The indicative exchange ratios will be calculated as follows: (1) on the first day of the Averaging Period, the indicative exchange ratio will be calculated based on the daily VWAPs of Lennar Class A Common Stock and Millrose Class A Common Stock for that first day of the Averaging Period and (2) on the second day of the Averaging Period, the indicative exchange ratio will be calculated based on the simple arithmetic average of the daily VWAPs of Lennar Class A Common Stock and Millrose Class A Common Stock for the first and second days of the Averaging Period. During the first two days of the Averaging Period, the indicative exchange ratios will be updated by the information agent each day by 4:30 p.m., New York City time. The final exchange ratio, including whether the upper limit on the number of shares of Millrose Class A Common Stock that can be received for each share of Lennar Class A Common Stock validly tendered is in effect, will be announced by press release by 9:00 a.m., New York City time, on the trading day immediately preceding the expiration date of the Exchange Offer (which expiration date, if the Exchange Offer is not extended or terminated, would be November 7, 2025).

In addition, a table indicating the number of shares of Millrose Class A Common Stock that you would receive per share of Lennar Class A Common Stock, calculated on the basis described above and taking into account the upper limit, assuming a range of averages of the VWAPs of Lennar Class A Common Stock and Millrose Class A Common Stock during the Averaging Period, is provided herein for purposes of illustration. See “The Exchange Offer—Terms of the Exchange Offer—Final Exchange Ratio.”

14. What if the trading market in either shares of Lennar Class A Common Stock or Millrose Class A Common Stock is disrupted on one or more days during the Averaging Period?

If a market disruption event (as defined below under “The Exchange Offer—Terms of the Exchange Offer—Final Exchange Ratio”) occurs with respect to shares of Lennar Class A Common Stock or Millrose Class A Common Stock on any day during the Averaging Period, the simple arithmetic average stock price of Lennar Class A Common Stock and Millrose Class A Common Stock will be determined using the daily VWAPs of shares of Lennar Class A Common Stock and Millrose Class A Common Stock on the preceding trading day or days, as the case may be, on which no market disruption event occurred. If, however, Lennar decides to extend the Exchange Offer period following a market disruption event, the Averaging Period will be reset. If a market disruption event occurs, Lennar may terminate the Exchange Offer if, in its reasonable judgment, the market disruption event has impaired the benefits of the Exchange Offer. See “The Exchange Offer—Conditions to Completion of the Exchange Offer.”

15. Are there circumstances under which I would receive fewer shares of Millrose Class A Common Stock than I would have received if the exchange ratio were determined using the closing prices of the shares of Lennar Class A Common Stock and Millrose Class A Common Stock on the expiration date of the Exchange Offer?

Yes. For example, if the trading price of Lennar Class A Common Stock were to increase during the last two trading days of the Exchange Offer (which, if the Exchange Offer is not extended or terminated, would be November 6 and November 7, 2025), the Average Lennar Price would likely be lower than the closing price of Lennar Class A Common Stock on the expiration date of the Exchange Offer. As a result, you may receive fewer dollars of Millrose Class A Common Stock for each $100 of Lennar Class A Common Stock than you would otherwise receive if the Average Lennar Price were calculated on the basis of the closing price of shares of Lennar Class A Common Stock on the expiration date of the Exchange or on the basis of an Averaging Period that includes the last two trading days of the Exchange Offer. Similarly, if the trading price of Millrose Class A Common Stock were to decrease during the last two trading days of the Exchange Offer, the Average Millrose Price would likely be higher than the closing price of Millrose Class A Common Stock on the expiration date of the Exchange Offer. This could also result in you receiving fewer dollars of Millrose Class A Common Stock for each $100 of Lennar Class A Common Stock than you would otherwise receive if the Average Millrose Price were calculated on the basis of the closing price of shares of Millrose Class A Common Stock on the expiration date of the Exchange or on the basis of an Averaging Period that includes the last two trading days of the Exchange Offer. See “The Exchange Offer—Terms of the Exchange Offer.”

16. Will I receive any fractional shares of Millrose Class A Common Stock in the Exchange Offer?

No. Fractional shares of Millrose Class A Common Stock will not be distributed in the Exchange Offer. Instead, you will receive cash in lieu of a fractional share. The exchange agent, acting as agent for the Lennar stockholders otherwise entitled to receive a fractional share of Millrose Class A Common Stock, will aggregate all fractional shares that would otherwise have been required to be distributed and cause them to be sold in the open market for the accounts of those stockholders. Any proceeds that the exchange agent realizes from the sale will be distributed, less any brokerage commissions or other fees, to each stockholder entitled thereto in accordance with such stockholder’s proportional interest in the aggregate number of shares sold. The distribution of fractional share proceeds may take longer than the distribution of shares of Millrose Class A Common Stock. As a result, stockholders may not receive fractional share proceeds at the same time they receive shares of Millrose Class A Common Stock.

17. Will all the shares of Lennar Class A Common Stock that I tender be accepted in the Exchange Offer?

Not necessarily. The maximum number of shares of Lennar Class A Common Stock that will be accepted if the Exchange Offer is completed will be equal to the number of shares of Millrose Class A Common Stock offered by Lennar in the Exchange Offer divided by the final exchange ratio (which will be subject to the upper limit). Lennar is offering 33,298,764 shares of Millrose Class A Common Stock. Accordingly, the largest possible number of shares of Lennar Class A Common Stock that will be accepted equals 33,298,764 divided by the final exchange ratio. Depending on the number of shares of Lennar Class A Common Stock validly tendered in the Exchange Offer and not validly withdrawn, and the Average Lennar Price and Average Millrose Price, Lennar may have to limit the number of shares of Lennar Class A Common Stock that it accepts in the Exchange Offer through a proration process. Any proration of the number of shares accepted in the Exchange Offer will be determined on the basis of the proration mechanics described under “The Exchange Offer—Terms of the Exchange Offer—Proration; Odd-Lots.”

In addition, Lennar will not accept any tender of Class A Common Stock to the extent that the delivery of Millrose Class A Common Stock in exchange would cause any person to exceed the ownership limits set forth in the Millrose Charter or any applicable Excepted Holder Limit approved by our Board. See “Description of Capital Stock of Millrose—Restrictions on Ownership and Transfer.”

18. Are there any conditions to Lennar’s obligation to complete the Exchange Offer?

Yes. Lennar is not required to complete the Exchange Offer unless the conditions described under “The Exchange Offer-Conditions to Completion of the Exchange Offer” are satisfied or, where legally permitted, waived before the expiration of the Exchange Offer. Lennar may waive any or all of the conditions to the Exchange Offer, subject to limited exceptions. Millrose has no right to waive any of the conditions to the Exchange Offer. In addition, Lennar may withdraw the Exchange Offer at any time before it accepts the Lennar shares that are tendered for exchange, which Lennar expects to do (or decide not to do) before 9:00 a.m. New York City time on the next trading day immediately following the expiration date of the Exchange Offer.

19. How many shares of Lennar Class A Common Stock will Lennar acquire if the Exchange Offer is completed?

The number of shares of Lennar Class A Common Stock that will be accepted if the Exchange Offer is completed will depend on the final exchange ratio and the number of shares of Lennar Class A Common Stock validly tendered and not validly withdrawn. The maximum number of shares of Lennar Class A Common Stock that will be accepted if the Exchange Offer is completed will be equal to the number of shares of Millrose Class A Common Stock offered by Lennar in the Exchange Offer divided by the final exchange ratio (which will be subject to the upper limit). Lennar is offering 33,298,764 shares of Millrose Class A Common Stock. Accordingly, the largest possible number of shares of Lennar Class A Common Stock that will be accepted equals 33,298,764 divided by the final exchange ratio. For example, assuming that the final exchange ratio is 4.1367 (the upper limit for shares of Millrose Class A Common Stock that could be exchanged for one share of Lennar Class A Common Stock), then Lennar would accept up to 8,049,596 shares of Lennar Class A Common Stock.

20. What happens if not enough shares of Lennar Class A Common Stock are validly tendered to allow Lennar to exchange all of the shares of Millrose Class A Common Stock it is offering in the Exchange Offer?

If the Exchange Offer is consummated but less than all shares of Millrose Class A Common Stock offered by Lennar in the Exchange Offer are exchanged because the Exchange Offer is not fully subscribed, Lennar intends to dispose of the shares of Millrose Class A Common Stock that were offered but not exchanged in the Exchange Offer effected through a subsequent spin-off, split-off, public offering, private sale or any combination of these potential transactions (the “Clean-Up Disposition”). Because the Clean-Up Disposition, if any, will occur following the completion of the Exchange Offer, if the Clean-Up Disposition involves a distribution or offer to Lennar stockholders, holders of shares of Lennar Class A Common Stock validly tendered and accepted and exchanged in the Exchange Offer will not be able to participate in the Clean-Up Disposition (unless they own shares of Lennar Class A Common Stock that were not tendered and accepted for exchange in the Exchange Offer as of the relevant record date). Lennar may also dispose of additional shares of Millrose Class A Common Stock and Millrose Class B Common Stock that are forfeited back to Lennar by its employees through one or more Clean-Up Dispositions.

21. What happens if the Exchange Offer is oversubscribed and Lennar is unable to accept all tenders of Lennar Class A Common Stock at the final exchange ratio?

In that case, all shares of Lennar Class A Common Stock that are validly tendered and not validly withdrawn will generally be accepted for exchange on a pro rata basis in proportion to the number of shares validly tendered, which is referred to as “proration.” Stockholders who beneficially own “odd-lots” (less than 100 shares) of Lennar Class A Common Stock and who validly tender all of their shares will not be subject to proration. For instance, if you beneficially own 50 shares of Lennar Class A Common Stock and tender all 50 shares, your odd-lot will not be subject to proration. If, however, you hold less than 100 shares of Lennar Class A Common Stock, but do not tender all of your shares, you will be subject to proration to the same extent as holders of more than 100 shares if the Exchange Offer is oversubscribed. Direct or beneficial holders of 100 or more shares of Lennar Class A Common Stock will be subject to proration.

Proration for each tendering stockholder will be based on the number of shares of Lennar Class A Common Stock validly tendered by that stockholder in the Exchange Offer, and not on that stockholder’s aggregate ownership of Lennar Class A Common Stock. Any shares of Lennar Class A Common Stock not accepted for exchange as a result of proration will be returned to tendering stockholders. Lennar will announce its preliminary determination, if any, of the extent to which tenders will be prorated by press release by 9:00 a.m., New York City time, on the business day immediately following the expiration date of the Exchange Offer (which expiration date, if the Exchange Offer is not extended or terminated, would be November 7, 2025). This preliminary determination is referred to as the “preliminary proration factor.” Lennar will announce its final determination of the extent to which tenders will be prorated by press release promptly after this determination is made. This final determination is referred to as the “final proration factor.”

22. How long will the Exchange Offer be open?

The period during which you are permitted to tender your shares of Lennar Class A Common Stock in the Exchange Offer will expire at 12:00 midnight, New York City time, on the expiration date of the Exchange Offer (which, if the Exchange Offer is not extended or terminated, would be November 7, 2025), unless the Exchange Offer is extended or terminated. Lennar may extend the Exchange Offer in the circumstances described in “The Exchange Offer—Extension; Amendment—Extension or Amendment by Lennar.” Shares held by participants in their Lennar 401(k) Plan accounts may be subject to additional procedures and deadlines, and you should follow any special instructions (including any deadlines) provided to you. You will receive more information as well as any special instructions that apply to shares held in your Lennar 401(k) Plan account.

23. Under what circumstances can the Exchange Offer be extended by Lennar?

Lennar can extend the Exchange Offer at any time, in its sole discretion, and regardless of whether any condition to the Exchange Offer has been satisfied or, where legally permitted, waived. If

Lennar extends the Exchange Offer, it must publicly announce the extension by press release prior to 9:00 a.m., New York City time, on the next business day after the previously scheduled expiration date of the Exchange Offer.

24. How do I decide whether to participate in the Exchange Offer?

Whether you should participate in the Exchange Offer depends on many factors. You should examine carefully your specific financial position, plans and needs before you decide whether to participate, as well as the relative risks associated with an investment in Millrose and Lennar.

In addition, you should consider all of the factors described in “Risk Factors” herein as well as those described in “Risk Factors” in the Lennar 2024 Annual Report, incorporated by reference herein. None of Lennar, Millrose or any of their respective directors or officers or any of the dealer managers or any other person makes any recommendation as to whether you should tender all, some or none of your shares of Lennar Class A Common Stock. You must make your own decision after carefully reading this prospectus, and the documents incorporated by reference, and consulting with your advisors in light of your own particular circumstances. You are strongly encouraged to read this prospectus in its entirety, including all documents referred to herein, very carefully.

25. How do I participate in the Exchange Offer?

The procedures you must follow to participate in the Exchange Offer will depend on whether you hold your shares of Lennar Class A Common Stock in certificated form, in uncertificated form registered directly in your name in Lennar’s share register (“Direct Registration Shares”), or through a broker, dealer, commercial bank, trust company, custodian or similar institution or otherwise. For specific instructions about how to participate, see “The Exchange Offer—Procedures for Tendering.”

26. Can I tender only a part of my Lennar Class A Common Stock in the Exchange Offer?

Yes. You may tender all, some or none of your shares of Lennar Class A Common Stock.

27. Will holders of Lennar stock options, restricted stock units (“RSUs”), performance-based restricted stock units (“PSUs”) and other equity-based awards have the opportunity to exchange their awards for Millrose Class A Common Stock in the Exchange Offer?

No, holders of Lennar stock options, RSUs, PSUs or other equity-based awards cannot tender the shares underlying such awards in the Exchange Offer. If you hold shares of Lennar Class A Common Stock as a result of the vesting and settlement of RSUs or PSUs or as a result of the exercise of vested stock options, or other actions in respect of other equity-based awards resulting in such awards becoming exercisable, in each case, during the Exchange Offer period, these shares can be tendered in the Exchange Offer.

28. What do I do if I want to retain all of my Lennar Class A Common Stock?

If you want to retain your shares of Lennar Class A Common Stock, you do not need to take any action in connection with the Exchange Offer.

29. Will I be able to withdraw the shares of Lennar Class A Common Stock that I tender in the Exchange Offer?

Yes. You may withdraw shares tendered at any time before the Exchange Offer expires. See “The Exchange Offer—Withdrawal Rights.” If you change your mind again before the expiration of the Exchange Offer, you can re-tender your shares of Lennar Class A Common Stock by following the tender procedures again. However, the shares must be re-tendered prior to the expiration of the Exchange Offer.

30. Will I be able to withdraw the shares of Lennar Class A Common Stock that I tender in the Exchange Offer before and after the final exchange ratio has been determined?

Yes. The final exchange ratio used to determine the number of shares of Millrose Class A Common Stock that you will receive for each share of Lennar Class A Common Stock accepted in the Exchange Offer, including whether the upper limit is in effect, will be announced by 9:00 a.m., New York City time, on the trading day immediately preceding the expiration date of the Exchange Offer (which expiration date, if the Exchange Offer is not extended or terminated, would be November 7, 2025). The expiration date of the Exchange Offer may be extended or the Exchange Offer may be terminated. You have the right to withdraw shares of Lennar Class A Common Stock you have tendered at any time before 12:00 midnight, New York City time, on the expiration date of the Exchange Offer, which is two trading days after the final exchange ratio has been established. If you change your mind again before the expiration of the Exchange Offer, you can re-tender shares of Lennar Class A Common Stock by following the exchange procedures again prior to the expiration of the Exchange Offer. See “The Exchange Offer—Withdrawal Rights.” However, the shares you re-tender must be received by the expiration of the Exchange Offer.

If you are a registered holder of Lennar Class A Common Stock (which includes persons holding certificated shares and Direct Registration Shares), you must provide a written notice of withdrawal or email transmission notice of withdrawal to the exchange agent before 12:00 midnight, New York City time, on the expiration date of the Exchange Offer (which, if the Exchange Offer is not extended or terminated, would be November 7, 2025). The information that must be included in that notice is specified under “The Exchange Offer—Withdrawal Rights.”

If you hold your shares through a broker, dealer, commercial bank, trust company, custodian or similar institution, you should consult with that institution on the procedures with which you must comply and the time by which such procedures must be completed in order for that institution to provide a written notice of withdrawal or email transmission notice of withdrawal to the exchange agent on your behalf before 12:00 midnight, New York City time, on the expiration date of the Exchange Offer (which, if the Exchange Offer is not extended or terminated, would be November 7, 2025). If you hold your shares through such an institution, that institution must deliver the notice of withdrawal with respect to any shares you wish to withdraw. In such a case, as a beneficial owner and not a registered stockholder, you will not be able to provide a notice of withdrawal for such shares directly to the exchange agent. The Depository Trust Company (“DTC”) is expected to remain open until 5:00 p.m., New York City time on the Expiration Date, and institutions may be able to process withdrawals through DTC until that time (although there is no assurance that will be the case). Once DTC has closed, if you beneficially own shares that were previously delivered through DTC, then in order to withdraw your shares the institution through which your shares are held must deliver a written notice of withdrawal or email transmission notice of withdrawal to the exchange agent prior to 12:00 midnight, New York City time, on the expiration date of the Exchange Offer (which, if the Exchange Offer is not extended or terminated, would be November 7, 2025). Such notice of withdrawal must be in the form of DTC’s notice of withdrawal. Shares can be withdrawn only if the exchange agent receives a withdrawal notice directly from the relevant institution that tendered the shares through DTC. On the last day of the Exchange Offer, beneficial owners who cannot contact the institution through which they hold their shares will not be able to withdraw their shares.

If you tender shares held in your Lennar 401(k) Plan account, you will not be able to directly withdraw your tendered shares with the Exchange Agent. To withdraw your election, you must contact the Lennar 401(k) Plan administrator to submit the withdrawal on your behalf. Such withdrawals may require additional time or have additional procedures, and you must follow any special instructions (including any deadlines) provided to you.

31. How soon will I receive delivery of my Millrose Class A Common Stock once I have validly tendered my Lennar Class A Common Stock?

Assuming the shares of Lennar Class A Common Stock validly tendered in the Exchange Offer have been accepted for exchange, the exchange agent will cause shares of Millrose Class A Common Stock to be credited in book-entry form to direct registered accounts maintained by Millrose’s transfer agent for your benefit (or, in the case of shares tendered through DTC, to the account of DTC so that DTC can credit the relevant DTC participant and such participant can credit you) promptly after the expiration of the Exchange Offer and calculation of any required proration. See “The Exchange Offer—Delivery of Millrose Class A Common Stock; Book-Entry Accounts.”

32. Will I be subject to U.S. federal income tax on the receipt of shares of Millrose Class A Common Stock in the Exchange Offer?

Yes. The Exchange Offer is expected to be (and Lennar intends to report it as) a sale or exchange within the meaning of section 302(b) of the Code by you (a U.S. Holder as defined in “Material U.S. Federal Income Tax Consequences”) of your tendered Lennar Class A Common Stock because the Exchange Offer is expected to be (1) not “essentially equivalent to a dividend,” (2) a distribution that is “substantially disproportionate” with respect to you, or (3) a “complete termination” of your interest in Lennar. If the Exchange Offer does not qualify as a sale or exchange with regard to you, it will be treated as a taxable dividend to the extent of Lennar’s current and accumulated earnings and profits in an amount equal to the fair market value of the shares of Millrose Class A Common Stock (and cash in lieu of fractional shares) you received. Because the determination of the treatment as a sale or exchange under the Code depends on each stockholder’s facts and circumstances, you are advised to consult with your tax advisor to determine the appropriate tax consequences to you. If you are not a U.S. Holder, you should consult with your tax advisor regarding the possible imposition of U.S. federal withholding tax if the Exchange Offer does not qualify as a sale or exchange with respect to you.

The material U.S. federal income tax consequences of the Exchange Offer are described in more detail under “Material U.S. Federal Income Tax Consequences.”

33. Are there any appraisal rights for holders of Lennar or Millrose Class A Common Stock?

There are no appraisal rights available to Lennar stockholders or Millrose stockholders in connection with the Exchange Offer.

34. What is the accounting treatment of the Exchange Offer?

Lennar’s acquisition of shares of its Class A Common Stock through the Exchange Offer will be recorded as an acquisition of treasury stock at a cost equal to the market value of the shares of Lennar Class A Common Stock accepted in the Exchange Offer at its expiration. Any difference between the net book value of Millrose attributable to Lennar and the market value of the shares of Lennar Class A Common Stock acquired at that date will be recognized as a gain or loss on the disposal of its Millrose Class A Common Stock.

35. What will Lennar do with the shares of Lennar Class A Common Stock it acquires in the Exchange Offer?

Lennar Class A Common Stock acquired by Lennar in the Exchange Offer will be held as treasury stock unless and until retired or used for other purposes.

36. What is the impact of the Exchange Offer on the number of Lennar shares outstanding?

Any Lennar Class A Common Stock acquired by Lennar in the Exchange Offer will reduce the total number of Lennar shares outstanding.

37. Do the statements on the cover page regarding this prospectus being subject to change and the registration statement filed with the SEC not yet being effective mean that the Exchange Offer has not commenced?

As permitted under SEC rules, Lennar has commenced the Exchange Offer without the registration statement, of which this prospectus forms a part, having been declared effective by the SEC. Lennar cannot, however, complete the Exchange Offer and accept for exchange any shares of Lennar Class A Common Stock validly tendered and not validly withdrawn in the Exchange Offer until the registration statement is effective and the other conditions to the Exchange Offer have been satisfied or, where legally permitted, waived.

38. Where can I find out more information about Lennar and Millrose?

You can find out more information about Lennar and Millrose by reading this prospectus and, with respect to Lennar, from various sources described in “Incorporation by Reference.”

39. Whom should I call if I have questions about the Exchange Offer or want copies of additional documents?

You may ask any questions about the Exchange Offer or request copies of the Exchange Offer documents and the other information incorporated by reference in this prospectus, without charge, from the information agent, Georgeson LLC, at +1 (888) 624-7035 (toll-free for stockholders, banks and brokers) or +1 (218) 209-2908 (all others outside the U.S.).

SUMMARY

This summary, and the documents incorporated by reference in this prospectus, do not contain all of the information that may be important to you. You should carefully read this entire prospectus and the other documents to which it refers to understand the Exchange Offer. See “Incorporation by Reference.”

The Companies

Lennar

The principal executive offices of Lennar are located at:

5505 Waterford District Drive

Miami, Florida 33126

Telephone: (305) 559-4000

Lennar, incorporated in the State of Delaware, is one of the largest home builders in the United States by deliveries, revenues and net earnings, an originator of residential and commercial mortgage loans, a provider of title insurance and closing services and a developer of multifamily rental properties. In addition, Lennar is a sponsor and manager of funds and joint ventures engaged in development and ownership of multifamily rental properties and a sponsor and manager of a fund engaged in the ownership of single-family rental properties. Lennar also has investments in companies that are engaged in applying technology to improve the homebuilding industry and real estate related aspects of the financial services industry.

Millrose

The principal executive offices of Millrose are located at:

600 Brickell Avenue, Suite 1400

Miami, Florida 33131

Telephone: (212) 782-3841

Millrose Properties, Inc. is a corporation incorporated under the laws of the State of Maryland on March 19, 2024 in connection with the Spin-Off from Lennar. The Spin-Off was completed on February 7, 2025, and as a result, Millrose became an independent, publicly traded company listed on the NYSE under the symbol “MRP.” In connection with the Spin-Off, Millrose entered into a management agreement with KL to manage our day-to-day operations, subject to the supervision of our Board. Millrose purchases and develops residential land and sells finished homesites to home builders by way of option contracts with predetermined costs and takedown schedules. Millrose serves as a solution for home builders seeking to expand access to finished homesites while implementing an asset-light strategy. As fully developed homesites are sold by Millrose, capital is recycled into future land acquisitions for home builders, providing customers with durable access to community growth.

The Exchange Offer

Terms of the Exchange Offer

Lennar is offering to exchange up to an aggregate of 33,298,764 shares of Millrose Class A Common Stock for outstanding shares of Lennar Class A Common Stock that are validly tendered and not validly withdrawn. You may tender all, some or none of your shares of Lennar Class A Common Stock.

Shares of Lennar Class A Common Stock validly tendered and not validly withdrawn will be accepted for exchange at the final exchange ratio on the terms and conditions of the Exchange Offer and subject to the limits described below, including the proration provisions. Shares not accepted for exchange will be returned to the tendering stockholder promptly following the expiration or termination of the Exchange Offer, as applicable.

No offer is being made to the holders of shares of Lennar Class B Common Stock and such holders are not eligible to participate in the Exchange Offer.

Extension; Amendment; Termination

The Exchange Offer, and your withdrawal rights, will expire at 12:00 midnight, New York City time, on the expiration date of the Exchange Offer (which, if the Exchange Offer is not extended or terminated, would be November 7, 2025). You must validly tender your shares of Lennar Class A Common Stock before the expiration of the Exchange Offer if you want to participate in the Exchange Offer. Lennar may extend, amend or terminate the Exchange Offer as described in this prospectus.

Conditions to Completion of the Exchange Offer

The Exchange Offer is subject to various conditions. All conditions to the completion of the Exchange Offer must be satisfied or, where legally permitted, waived by Lennar before the expiration of the Exchange Offer. Lennar may waive any or all of the conditions to the Exchange Offer, subject to limited exceptions. See “The Exchange Offer—Conditions to Completion of the Exchange Offer.”

Even if all the conditions are satisfied or waived, Lennar can withdraw the Exchange Offer at any time before it accepts shares that are tendered for exchange, which Lennar expects to do, if at all, before 9:00 a.m. New York City time on the trading day immediately following the expiration date of the Exchange Offer.

Proration; Odd-Lots; Ownership Limitations

If, as of 12:00 midnight, New York City time, on the expiration date of the Exchange Offer (which, if the Exchange Offer is not extended or terminated, would be November 7, 2025), Lennar stockholders have validly tendered more shares of Lennar Class A Common Stock than Lennar is able to accept for exchange, Lennar will accept for exchange the shares of Lennar Class A Common Stock validly tendered and not validly withdrawn by each tendering stockholder on a pro rata basis, based on the proportion that the total number of shares of Millrose Class A Common Stock owned by Lennar bears to the number of shares of Millrose Class A Common Stock Lennar would have to issue in order to accept all the shares of Lennar Class A Common Stock that are validly tendered and not validly withdrawn (rounded to the nearest whole number of shares of Lennar Class A Common Stock and subject to any adjustment necessary to ensure the exchange of all shares of Millrose Class A Common Stock being offered in the Exchange Offer), except for tenders of odd-lots, as described below.

Except as otherwise provided in this section, beneficial holders of less than 100 shares of Lennar Class A Common Stock who validly tender all of their shares will not be subject to proration if the Exchange Offer is oversubscribed. Direct or beneficial holders of more than 100 shares of Lennar Class A Common Stock, and those who own less than 100 shares but do not tender all of their shares, will be subject to proration.

Lennar will announce the preliminary proration factor, if any, by press release by 9:00 a.m., New York City time, on the trading day immediately following the expiration date of the Exchange Offer (which expiration date, if the Exchange Offer is not extended or terminated, would be November 7, 2025). Upon determining the number of shares of Lennar Class A Common Stock validly tendered for exchange, Lennar will announce the final results, including the final proration factor, if any.

In addition, Lennar will not accept any tender of Lennar Class A Common Stock to the extent that the delivery of Millrose Class A Common Stock in exchange would cause any person to exceed the ownership limits set forth in the Millrose Charter or any applicable Excepted Holder Limit approved by our Board. See “Description of Capital Stock of Millrose—Restrictions on Ownership and Transfer.”

Fractional Shares

Fractional shares of Millrose Class A Common Stock will not be distributed in the Exchange Offer. The exchange agent, acting as agent for the tendering Lennar stockholders, will aggregate any fractional shares that would otherwise have been required to be distributed and cause them to be sold in the open market. You will receive the proceeds, if any, less any brokerage commissions or other fees, from the sale of these shares in accordance with your proportional interest in the aggregate number of shares sold. The distribution of fractional share proceeds may take longer than the distribution of shares of Millrose Class A Common Stock. As a result, stockholders may not receive fractional share proceeds at the same time they receive shares of Millrose Class A Common Stock.

Procedures for Tendering

The procedures you must follow to participate in the Exchange Offer will depend on how you hold your shares of Lennar Class A Common Stock. For you to validly tender your shares of Lennar Class A Common Stock pursuant to the Exchange Offer, before the expiration of the Exchange Offer, you will need to take the following steps:

•

If you hold certificates for shares of Lennar Class A Common Stock, you must deliver to the exchange agent at the appropriate address listed on the letter of transmittal a properly completed and duly executed letter of transmittal, together with any required signature guarantees and any other required documents, and the certificates representing the shares of Lennar Class A Common Stock tendered;

•

If you hold Direct Registration Shares, you must deliver to the exchange agent pursuant to one of the methods set forth in the letter of transmittal a properly completed and duly executed letter of transmittal, together with any required signature guarantees and any other required documents. Because certificates are not issued for Direct Registration Shares, you do not need to deliver any certificates representing those shares to the exchange agent;

•

If you hold shares of Lennar Class A Common Stock through a broker, dealer, commercial bank, trust company, custodian or similar institution, you should receive instructions from that institution on how to participate in the Exchange Offer. In this situation, do not complete the letter of transmittal. Please contact the institution through which you hold your shares directly if you have not yet received instructions. Some financial institutions may effect tenders by book-entry transfer through DTC;

•

If you hold shares of Lennar Class A Common Stock in your Lennar 401(k) Plan account, you must submit your tender in accordance with the Exchange Offer procedures that apply to shares held in the Lennar 401(k) Plan. You are urged to review carefully the separate materials related to the Lennar 401(k) Plan which will be provided to you. Your tender will be submitted in accordance with the Exchange Offer procedures on your behalf. You will receive copies of the Exchange Offer procedures under separate cover. Your tender may require additional time or have additional procedures, and you must follow any special instructions (including any deadlines) provided to you; and

•

If you wish to tender your shares of Lennar Class A Common Stock that are in certificated form but the share certificates are not immediately available, time will not permit shares or other required documentation to reach the exchange agent before 12:00 midnight, New York City time, on the expiration date of the Exchange Offer or the procedure for book-entry transfer cannot be completed on a timely basis, you must follow the procedures for guaranteed delivery described under “The Exchange Offer—Procedures for Tendering—Guaranteed Delivery Procedures.”

Delivery of Shares of Millrose Class A Common Stock

Following the expiration date of the Exchange Offer (which, if the Exchange Offer is not extended or terminated, would be November 7, 2025), the exchange agent will cause shares of Millrose Class A Common Stock to be credited in book-entry form to direct registered accounts maintained by Millrose’s transfer agent for the benefit of the respective holders (or, in the case of shares tendered through DTC, to the account of DTC so that DTC can credit the relevant DTC participant and such participant can credit its respective account holders) promptly after acceptance of shares of Lennar Class A Common Stock in the Exchange Offer and determination of the final proration factor, if any. Certificates representing shares of Millrose Class A Common Stock will not be issued pursuant to the Exchange Offer.

Withdrawal Rights

You may withdraw your tendered shares of Lennar Class A Common Stock at any time before 12:00 midnight, New York City time, on the expiration date of the Exchange Offer (which, if the Exchange Offer is not extended or terminated, would be November 7, 2025). If you change your mind again before the expiration of the Exchange Offer, you may re-tender your shares of Lennar Class A Common Stock by again following the Exchange Offer procedures, provided the shares are re-tendered prior to the expiration of the Exchange Offer.

In order to withdraw your shares, you must provide a written notice of withdrawal or email transmission notice of withdrawal to the exchange agent. The information that must be included in that notice is specified under “The Exchange Offer—Withdrawal Rights.”

If you hold your shares through a broker, dealer, commercial bank, trust company, custodian or similar institution, you should consult with that institution on the procedures with which you must comply and the time by which such procedures must be completed in order for that institution to provide a written notice of withdrawal or email transmission notice of withdrawal to the exchange agent on your behalf before 12:00 midnight, New York City time, on the expiration date of the Exchange Offer (which, if the Exchange Offer is not extended or terminated, would be November 7, 2025). If you hold your shares through such an institution, that institution must deliver the notice of withdrawal with respect to any shares you wish to withdraw. In such a case, as a beneficial owner and not a registered stockholder, you will not be able to provide a notice of withdrawal for such shares directly to the exchange agent.

If you tender shares of Lennar Class A Common Stock in your Lennar 401(k) Plan account, you will not be able to directly withdraw your tendered shares with the Exchange Agent. To withdraw your election, you must contact the Lennar 401(k) Plan administrator to submit the withdrawal on your behalf. Your withdrawal may require additional time or have additional procedures to collect and submit such withdrawal, and you must follow any special instructions (including any deadlines) provided to you.

No Appraisal Rights

No appraisal rights are available to Lennar stockholders or Millrose stockholders in connection with the Exchange Offer.

Legal and Other Limitations; Certain Matters Relating to Non-U.S. Jurisdictions

Although Lennar may deliver this prospectus to stockholders located outside the United States, this prospectus is not an offer to sell or exchange and it is not a solicitation of an offer to buy or exchange any shares of Lennar Class A Common Stock in any jurisdiction in which such offer, sale or exchange is not permitted. This prospectus has not been reviewed or approved by any stock exchange on which shares of Lennar Class A Common Stock are listed.

Countries outside the United States generally have their own legal requirements that govern securities offerings made to persons resident in those countries and often impose stringent requirements about the form and content of offers made to the general public. Lennar has not taken any action under those non-U.S. regulations to qualify the Exchange Offer outside the United States but may take steps to facilitate participation of stockholders from certain jurisdictions. Therefore, the ability of any non-U.S. person to tender Lennar Class A Common Stock in the Exchange Offer will depend on whether there is an exemption available under the laws of such person’s home country that would permit the person to participate in the Exchange Offer without the need for Lennar or Millrose to take any action to qualify or otherwise facilitate the Exchange Offer in that country or otherwise. For example, some countries exempt transactions from the rules governing public offerings if they involve persons who meet certain eligibility requirements relating to their status as sophisticated or professional investors.

All tendering stockholders must make certain representations in the letter of transmittal, including, in the case of non-U.S. stockholders, as to the availability of an exemption under their home country laws that would allow them to participate in the Exchange Offer without the need for Lennar or Millrose to take any action to facilitate a public offering in that country or otherwise. Lennar will rely on those representations and, unless the Exchange Offer is terminated, plans to accept shares validly tendered by persons who properly complete the letter of transmittal and provide any other required documentation on a timely basis and as otherwise described herein.

Non-U.S. stockholders should consult their advisors in considering whether they may participate in the Exchange Offer in accordance with the laws of their home countries and, if they do participate, whether there are any restrictions or limitations on transactions in Lennar Class A Common Stock or Millrose Class A Common Stock that may apply in their home countries. Lennar, Millrose and the dealer managers cannot provide any assurance about whether such limitations exist.

Potential Additional Disposition of Millrose Class A Common Stock

Lennar has informed Millrose that, following the completion of the Exchange Offer, in the event that more than the Minimum Amount of shares are validly tendered but not enough shares of Lennar

Class A Common Stock are validly tendered to allow Lennar to exchange all of the shares of Millrose Class A Common Stock it is offering in this Exchange Offer, the shares of Millrose Class A Common Stock that were offered but not exchanged in the Exchange Offer will be disposed of through the Clean-Up Disposition. Because the Clean-Up Disposition, if any, will occur following the completion of the Exchange Offer. If the Clean-Up Disposition involves a distribution or offer to Lennar Stockholders, holders of shares of Lennar Class A Common Stock validly tendered and accepted and exchanged in the Exchange Offer will not be able to participate in the Clean-Up Disposition to the extent that any such method of disposition would be open to holders of shares of Lennar Class A Common Stock (unless they own shares of Lennar Class A Common Stock that were not tendered and accepted for exchange in the Exchange Offer as of the relevant record date). Lennar may also dispose of additional shares of Millrose Class A Common Stock and Millrose Class B Common Stock that are forfeited back to Lennar by its employees through one or more Clean-Up Dispositions.

In such event, Lennar and Millrose, as applicable, will file any documents required by U.S. securities laws in connection with such Clean-Up Disposition and will not rely on this prospectus or the registration statement of which it forms a part in connection with such disposition.

Risk Factors

In deciding whether to tender your shares of Lennar Class A Common Stock, you should carefully consider in their entirety the matters described in “Risk Factors” in this prospectus, those described in “Risk Factors” in the Lennar 2024 Annual Report, incorporated by reference herein, as well as other information included in this prospectus and the other documents incorporated by reference herein.

Regulatory Approval

Certain acquisitions of Millrose Class A Common Stock under the Exchange Offer may require a premerger notification filing under the Hart-Scott-Rodino Antitrust Improvements Act of 1976 (the “Hart-Scott-Rodino Act”). If you decide to participate in the Exchange Offer and acquire enough shares of Millrose Class A Common Stock to exceed the $126.4 million threshold stated in the Hart-Scott-Rodino Act and associated regulations, and if no exemption under the Hart-Scott-Rodino Act or associated regulations applies, Lennar and you will be required to make filings under the Hart-Scott-Rodino Act and you will be required to pay the applicable filing fee. A filing requirement could delay the exchange of shares with any stockholder or stockholders required to make such a filing until the waiting periods in the Hart-Scott-Rodino Act have expired or been terminated.

Material U.S. Federal Income Tax Consequences

The Exchange Offer is expected to be (and Lennar intends to report it as) a sale or exchange within the meaning of section 302(b) of the Code by a U.S. Holder (as defined in “Material U.S. Federal Income Tax Consequences” below) of its tendered Lennar Class A Common Stock because the Exchange Offer is expected to be (1) not “essentially equivalent to a dividend,” (2) a distribution that is “substantially disproportionate” with respect to the U.S. Holder, or (3) a “complete termination” of the U.S. Holder’s interest in Lennar. If the Exchange Offer does not qualify as a sale or exchange with regard to a particular stockholder, it will be treated as a taxable dividend to the extent of Lennar’s current and accumulated earnings and profits in an amount equal to the fair market value of the shares of Millrose Class A Common Stock (and cash in lieu of fractional shares) received by the stockholder. If you are not a U.S. Holder, you should consult with your tax advisor regarding the possible imposition of U.S. federal withholding tax if the Exchange Offer does not qualify as a sale or exchange with respect to you.

In addition, Lennar is expected to be subject to a 1% excise tax on the fair market value of the shares of Lennar Class A Common Stock received in the Exchange Offer (reduced by any amount of the Millrose Class A Common Stock that is treated as a taxable dividend to holders of Lennar Class A Common Stock, and net of the fair market value of certain stock issued by Lennar during the same taxable year as the Exchange Offer).

Please see “Risk Factors—Risks Related to the Exchange Offer—The Exchange Offer could result in significant tax liability” and “Material U.S. Federal Income Tax Consequences” for more information regarding the potential tax consequences of the Exchange Offer and of holding Millrose Class A Common Stock. Holders of Lennar Class A Common Stock should consult their tax advisor as to the particular tax consequences to them of the Exchange Offer.

Accounting Treatment of the Exchange Offer

Lennar’s acquisition of shares of its Class A Common Stock through the Exchange Offer will be recorded as an acquisition of treasury stock at a cost equal to the market value of the shares of Lennar Class A Common Stock accepted in the Exchange Offer at its expiration. Any difference between the net book value of Millrose attributable to Lennar and the market value of the shares of Lennar Class A Common Stock acquired at that date will be recognized as a gain or loss on the disposal of its Millrose Class A Common Stock.

Comparison of Stockholder Rights

Lennar is organized under the laws of the State of Delaware, and Millrose is organized under the laws of the State of Maryland. Differences in the rights of a stockholder of Lennar from those of a stockholder of Millrose arise from differences in the laws of these States as well as from provisions of the constitutive documents of each of Lennar and Millrose. See “Comparison of Stockholder Rights.”

The Exchange Agent

The exchange agent for the Exchange Offer is Computershare Trust Company, N.A.

The Information Agent

The information agent for the Exchange Offer is Georgeson LLC.

The Dealer Managers

The dealer managers for the Exchange Offer are Goldman Sachs & Co. LLC and J.P. Morgan Securities LLC. These firms are referred to as the “dealer managers.”

The Financial Advisor

Vestra Advisors, LLC is acting as exclusive financial advisor to Millrose in connection with this Exchange Offer.

Summary Historical and Pro Forma Financial and Operating Data for Millrose

The following tables set forth summary historical condensed consolidated financial and operating data as of and for the periods indicated. The summary historical combined financial data as of December 31, 2024 and December 31, 2023 and for the years ended December 31, 2024 and December 31, 2023 is derived from the Predecessor Millrose Business audited combined financial statements and related notes thereto included elsewhere in this prospectus, which are in turn derived from the financial records of Lennar. The summary historical condensed consolidated financial data as of September 30, 2025 and 2024 and for the nine months ended September 30, 2025 and 2024 is derived from Millrose’s unaudited condensed consolidated financial data included elsewhere in this prospectus. Millrose’s unaudited condensed consolidated financial statements have been prepared on the same basis as the Predecessor Millrose Business audited combined financial statements and, in the opinion of Millrose’s management, include all adjustments necessary for a fair statement of the financial position and results of operations as of the dates and for the periods indicated.

The following tables also set forth summary unaudited pro forma combined financial information as of the periods indicated below. The summary unaudited pro forma combined financial information is derived from the unaudited pro forma combined financial statements included elsewhere in this prospectus. The pro forma adjustments give effect to the Spin-Off and the related transactions, including the Supplemental Transferred Assets Transaction, as described in the notes to the pro forma combined financial statements. The unaudited pro forma combined statements of operations give effect to the completion of the Spin-Off and the related transactions, including the Supplemental Transferred Assets Transaction, as if they had become effective on January 1, 2024, the first day of fiscal 2024 while the unaudited pro forma combined balance sheet gives effect to the completion of the Spin-Off and the related transactions, including the Supplemental Transferred Assets Transaction, as if they had occurred on December 31, 2024. We are not presenting an unaudited pro forma combined balance sheet as of September 30, 2025 because the historical unaudited condensed consolidated balance sheet as of September 30, 2025 of Millrose Properties, Inc. included elsewhere in this prospectus already gives effect to the completion of the Spin-Off, which was completed February 7, 2025, and related transactions, including the Supplemental Transferred Assets Transaction.

The summary unaudited pro forma combined financial information has been prepared for illustrative purposes only, reflects pro forma adjustments based on available information and certain assumptions that Millrose believes are reasonable, and is not necessarily indicative of what Millrose’s financial condition or results of operations would have been had the Spin-Off and the related transactions occurred as of the dates indicated and had Millrose been operating as a publicly traded company as of the dates indicated. The unaudited pro forma combined financial information does not purport to project Millrose’s future financial condition or results of operations. Future results may vary significantly from the results reflected because of various factors, including those discussed in the section titled “Risk Factors.”

This summary should be read together with other information contained in “Management’s Discussion and Analysis of Financial Condition and Results of Operations of Millrose,” the historical audited combined financial statements of the Predecessor Millrose Business, the historical unaudited condensed consolidated financial statements of Millrose and related notes thereto and the unaudited pro forma combined financial statements and the related notes thereto included elsewhere in this prospectus.

Historical Condensed Consolidated Financial Information and Operating Data

			Predecessor Millrose Business
	Nine Months Ended September 30,		Years Ended December 31,
(In thousands)	2025	2024	2024	2023
STATEMENT OF OPERATIONS DATA
Revenues:
Option fee revenues	$391,491	$—	$—	$—
Development loan income	19,469	—	—	—

Total revenues	410,960	—	—	—

Operating expenses:
Management fee expense	59,959	—	—	—
Stock-based compensation expense	370	—	—	—
Provision for credit loss expense	340	—	—	—
Sales, general, and administrative expenses from pre-spin periods	24,960	180,418	246,221	209,792

Total operating expenses	85,629	180,418	246,221	209,792

Income (loss) from operations	325,331	(180,418)	(246,221)	(209,792)

Other income (expense):
Interest income	5,356	—	—	—
Interest expense	(56,569)	—	—	—
Other expenses	(1,483)	—	—	—

Total other expense	(52,696)	—	—	—

Net income (loss) before income taxes	272,635	(180,418)	(246,221)	(209,792)
Income tax expense	(15,009)	—	—	—

Net income (loss)	$257,626	$(180,418)	$(246,221)	(209,792)
Adjustment for expenses from pre-spin periods	24,960	—	—	—

Net income (loss) attributable to Millrose Properties, Inc. common shareholders	$282,586	$(180,418)	$(246,221)	$(209,792)

		Predecessor Millrose Business
(In thousands)	As of September 30, 2025	As of December 31, 2024
BALANCE SHEET DATA
Total assets	$9,023,737	$5,465,290
Total liabilities	$3,165,421	$306,918
Net parent investment	$—	$5,158,372

			Predecessor Millrose Business
	Nine Months Ended September 30,		Years Ended December 31,
(In thousands)	2025	2024	2024	2023
STATEMENT OF CASH FLOWS DATA
Cash flows from (used in) operating activities	$253,517	$260,215	$(917,194)	$(865,120)
Cash flows used in investing activities	$(2,108,060)	$—	$—	$—
Cash flows from (used in) financing activities	$2,097,121	$(260,215)	$917,194	$865,120

Summary Unaudited Pro Forma Combined Financial Information

	Millrose Properties, Inc. Historical	Millrose Properties, Inc. Pro Forma
(In thousands, except share and per share data)	Nine Months Ended September 30, 2025
STATEMENT OF OPERATIONS DATA
Revenues
Option fees(1)	$391,491	$450,445
Development loan income(2)	19,469	19,469

Total revenues	410,960	469,914

Operating expenses
Management fee expense(3)	(59,959)	(69,913)
Stock-based compensation expense	(370)	(370)
Provision for credit loss expense(4)	(340)	(340)
Salaries, general and administrative expense(5)	(24,960)	—

Total operating expenses	(85,629)	(70,623)

Income from operations	325,331	399,291

Other income (expense):
Interest income	5,356	5,356
Interest expense	(56,569)	(56,569)
Other expenses	(1,483)	(1,483)

Total other income (expense)	(52,696)	(52,696)

Net income before taxes	272,635	346,595
Income tax expense(6)	(15,009)	(19,188)

Net income	$257,626	$327,407
Basic earnings per share of Class A and Class B Common Stock	$1.70	$1.97
Diluted earnings per share of Class A and Class B Common Stock	$1.70	$1.97
Basic weighted average common shares outstanding of Class A and Class B Common Stock	166,003,497	166,003,497
Diluted weighted average of common shares outstanding of Class A and Class B Common Stock	166,025,174	166,025,174

	Predecessor Millrose Business Historical	Millrose Properties, Inc. Pro Forma
(In thousands, except share and per share data)	Year Ended December 31, 2024
STATEMENT OF OPERATIONS DATA
Revenues
Land sales	$—	$—
Option fees(7)	—	557,954

Total revenues	—	557,954

Costs and expenses
Cost of land sold	—	—
Formation costs	—	—
Management fee(8)	—	(84,945)
Salaries, general and administrative expenses(9)	(246,221)	—

Total costs and expenses	(246,221)	(84,945)

Income (loss) before income taxes	(246,221)	473,009
Provision for income taxes(10)	—	(26,725)

Net income (loss)	$(246,221)	$446,284
Basic and diluted earnings per share of Class A and Class B Common Stock		$2.69
Basic and diluted weighted average common shares outstanding of Class A and Class B Common Stock		166,003,497

(1)

Represents an adjustment to include option fee income earned on land assets, net of deposits for the stub period of January 1, 2025 through February 7, 2025, of which $10,940 is related to option fees for land assets acquired in the Supplemental Transferred Assets Transaction. For pro forma purposes, the Spin-Off and the Supplemental Transferred Assets Transaction are assumed to have occurred on January 1, 2024. Calculation assumes inventory and cash deposits from the Spin-Off transaction and the Supplemental Transferred Assets Transaction are unchanged throughout 2025.

(2)

Represents development loan income earned during the three months ended September 30, 2025. Prior to the third quarter of 2025, such income was previously included within Option fee revenues and other related income and has been broken out separately due to significance.

(3)

Represents an adjustment to include Management Fee expense incurred on Tangible Assets received in the Spin-Off and the Supplemental Transferred Assets Transaction for the stub period of January 1, 2025 through February 7, 2025, of which $(1,609) is related to Management Fee expenses for land assets acquired in the Supplemental Transferred Assets Transaction. For pro forma purposes, the Spin-Off and Supplemental Transferred Assets Transaction are assumed to have occurred on January 1, 2024. Management Fee expense, which is calculated as a percentage of Tangible Assets (as defined in the Management Agreement) (Management Fee of 1.25%). Calculation of the Management Fee assumes Tangible Assets from the Spin-Off and the Supplemental Transferred Assets Transaction are unchanged throughout 2025. All expenses of the standalone company, including expenses related to operating as a publicly traded company separate from Lennar (but excluding expenses incurred in connection with extraordinary litigation and mergers and acquisitions and other events outside Millrose’s ordinary course of business, including, in certain circumstances, costs associated with the ownership and maintenance of land), are included in the Management Fee and are the responsibility of KL. See “Agreements Between Lennar and Millrose and Other Related Party Transactions” in this prospectus for more information about the responsibilities of KL.

(4)	Represents estimated credit losses on the development loan portfolio under the Current Expected Credit Loss (CECL) model, in accordance with ASC 326, Financial Instruments — Credit Losses.
(5)

Represents elimination of salaries, general and administrative expenses because Millrose has no associates or other employees, but it has access to Lennar’s personnel and expertise through the Master Program Agreement and related agreements.

(6)

Represents the adjustment to include income taxes incurred on income generated from assets acquired from the Spin-Off and Supplemental Transferred Assets Transaction for the stub period of January 1, 2025 through February 7, 2025, of which $(527) is related to income taxes on income generated from land assets acquired in the Supplemental Transferred Assets Transaction. For pro forma purposes, the Spin-Off and the Supplemental Transferred Assets Transaction are assumed to have occurred on January 1, 2024. Calculation assumes the tax provision rate of 5.04% reported for the period January 1, 2024 through September 30, 2025.

(7)

Represents Monthly Option Payments revenue, which is calculated as a percentage of inventory less cash deposits (Monthly Option Payments of 8.5% per annum), of which $90,783 is related to option fees for land assets acquired in the Supplemental Transferred Assets Transaction. For pro forma purposes, the Spin-Off and the Supplemental Transferred Assets Transaction are assumed to have occurred on January 1, 2024. Calculation assumes inventory and cash deposits are unchanged throughout 2024.

(8)

Represents Management Fee expense, which is calculated as a percentage of Tangible Assets (as defined in the Management Agreement) (Management Fee of 1.25%), of which $(3,743) is related to Management Fee expenses for land assets acquired in the Supplemental Transferred Assets Transaction. For pro forma purposes, the Spin-Off and Supplemental Transferred Assets Transaction are assumed to have occurred on January 1, 2024. Calculation assumes Tangible Assets are unchanged throughout 2024.

(9)

Represents elimination of salaries, general and administrative expenses because Millrose has no associates or other employees, but it has access to Lennar’s personnel and expertise through the Master Program Agreement and related agreements.

(10)

Represents income tax expense incurred on net income generated from assets acquired from the Spin-Off and Supplemental Transferred Assets Transaction, of which $(4,918) is related to income taxes on income generated from land assets acquired in the Supplemental Transferred Assets Transaction. For pro forma purposes, the Spin-Off and the Supplemental Transferred Assets Transaction are assumed to have occurred on January 1, 2024. Calculation assumes the tax provision rate of 5.65% reported for the period January 1, 2024 through December 31, 2024.

	Predecessor Millrose Business Historical	Millrose Properties, Inc. Pro Forma
	As of December 31, 2024
(In thousands)
BALANCE SHEET DATA
Assets
Inventory(11)	$5,465,290	$6,631,152
Cash(11)(14)	—	171,899

Total assets	5,465,290	6,803,051

Liabilities
Accounts payable and accrued expenses(15)	282,730	—
Customer deposits(12)(16)	—	675,112
Debt(17)	24,188	—
Other liabilities(13)(18)	—	253,774

Total liabilities	306,918	928,885

Equity
Net parent investment(19)	5,158,372	5,874,166

Total shareholders’ equity	5,158,372	5,874,166

Total liabilities and shareholders’ equity	$5,465,290	$6,803,051

(11)	Represents land assets related to the Supplemental Transferred Assets Transaction.
(12)	Represents builder deposits, development guarantee holdbacks, and deferred tax liabilities assumed in the Supplemental Transferred Assets Transaction.

(13)	Represents builder deposits received as part of the Supplemental Transferred Assets Transaction.
(14)

Represents deposits for option contracts, cash received for monthly option payments, $500 million of cash received from Lennar for working capital purposes minus payment of formation costs, payment of management fee expense (see footnote (8)), in each case settled upon the completion of the Spin-Off.

(15)	Represents elimination of accounts payable and accrued expenses which were not spun off from Lennar and its subsidiaries.
(16)	Represents builder deposits received as part of the Spin-Off.
(17)	Represents elimination of debt related to promissory notes and community development district bonds for the acquisition of land which was not spun off.
(18)	Represents seller notes and deal costs payable in connection with the Spin-Off transaction.
(19)	Represents the net impact of all transaction accounting adjustments.

Market Price and Dividend Information

The market prices of Lennar Class A Common Stock and Millrose Class A Common Stock are subject to fluctuation. The exchange ratio will be set based on the respective market prices of Lennar Class A Common Stock and Millrose Class A Common Stock. As a result, you should, among other things, obtain current market quotations before deciding to tender your shares of Lennar Class A Common Stock. There can be no assurance what the market price of shares will be before, on, or after the date on which the Exchange Offer is completed. Lennar Class A Common Stock is listed on the NYSE under the symbol “LEN.” Millrose Class A Common Stock is listed on the NYSE under the symbol “MRP.”

The following table sets forth the closing sale prices per share of Lennar Class A Common Stock and Millrose Class A Common Stock on February 7, 2025, the date of the completion of the Spin-Off, October 9, 2025, the last full trading day immediately preceding the public announcement of the Exchange Offer and the latest practicable date prior to the date of this prospectus:

	Lennar Class A Common Stock	Millrose Class A Common Stock
February 7, 2025	$121.94	$26.74
October 9, 2025	$117.91	$32.39

Stockholders of Lennar and Millrose are urged to obtain current market quotations for Lennar Class A Common Stock and Millrose Class A Common Stock and to review carefully the other information contained in this prospectus or documents filed with the SEC. See the section titled “Where You Can Find More Information About Lennar and Millrose” beginning on page iv of this prospectus.

Lennar

The declaration and payment of dividends to holders of Lennar Class A Common Stock is at the discretion of Lennar’s board of directors in accordance with applicable law after taking into account various factors. On September 26, 2025, Lennar announced that its board of directors had declared a quarterly cash dividend of $0.50 per share of Lennar Class A Common Stock, payable on October 27, 2025 to shareholders of record as of the close of business on October 10, 2025. Lennar expects to continue the practice of paying regular quarterly cash dividends. Because the record date for Lennar’s dividend payable on October 27, 2025 will occur prior to the completion of the Exchange Offer, holders who validly tender and exchange shares of their Lennar Class A Common Stock for shares of Millrose

Class A Common Stock in the Exchange Offer will receive such dividend on any such validly tendered and accepted and exchanged shares of Lennar Class A Common Stock.

As of August 31, 2025, there were 223,803,530 shares of Lennar Class A Common Stock outstanding, and as of August 31, 2025, there were 2,341 registered holders of record of shares of Lennar Class A Common Stock.

On October 9, 2025, the last NYSE trading day immediately preceding the date of the commencement of the Exchange Offer, the closing sales price per share of Lennar Class A Common Stock as reported by the NYSE was $117.91.

The following table describes the per share range of high and low sales prices, as reported by the New York Stock Exchange, for shares of Lennar Class A Common Stock for the calendar quarters indicated.

	Market Price for Lennar Class A Common Stock
	High	Low
2023
First Quarter	$105.01	$87.19
Second Quarter	$122.12	$97.01
Third Quarter	$128.03	$105.70
Fourth Quarter	$149.91	$98.88
2024
First Quarter	$165.85	$138.11
Second Quarter	$165.61	$141.21
Third Quarter	$186.23	$135.15
Fourth Quarter	$182.24	$128.50
2025
First Quarter	$139.19	$111.26
Second Quarter	$116.49	$98.42
Third Quarter	$144.24	$107.46
Fourth Quarter (through October 9, 2025)	$130.80	$117.11

Millrose

Millrose intends to elect to be treated and to qualify as a REIT for U.S. federal income tax purposes beginning with its taxable year ending December 31, 2025. Millrose is a holding company whose operations are conducted primarily through MPH Parent, a Delaware limited liability company and a wholly owned operating subsidiary of Millrose, and other subsidiaries, including Millrose Holdings, a Delaware limited liability company and a wholly owned operating subsidiary of MPH Parent. Millrose and MPH Parent made a joint election to treat MPH Parent as a TRS of Millrose. Accordingly, MPH Parent will be subject to full entity-level taxation in connection with its business operations. Similarly, we expect that our other TRSs and any other TRSs that we may form or acquire in the future will be taxable business entities.

Millrose intends to continue to make distributions to its stockholders based on its adjusted funds from operations. For purposes of determining Millrose’s cash distributions, the AFFO will be calculated by starting with funds from operations (“FFO”), which is the net income (computed in accordance with GAAP), excluding gains (or losses) from sales of property, plus real estate depreciation. FFO will then be adjusted to eliminate the impact of non-recurring items that are not reflective of ongoing operations and certain non-cash items that reduce or increase net income (loss) in accordance with GAAP, and it is also adjusted for any income tax expense (other than income tax expenses of Millrose’s TRSs) that will not be incurred following the election and qualification to be subject to tax as a REIT for U.S. federal income tax purposes. Millrose’s computation of AFFO may differ from the methodology for calculating AFFO used by other equity REITs, and, therefore, may not be comparable to such other REITs.

U.S. federal income tax law generally requires that a REIT distribute annually at least 90% of its REIT taxable income, without regard to the deduction for dividends paid and excluding net capital gains, and that it pay regular corporate income tax rates on any undistributed taxable income to the extent that it annually distributes less than 100% of its taxable income. Cash available for distribution to Millrose’s stockholders is derived solely from distributions from MPH Parent and interest from the Promissory Notes. All dividends will be made by Millrose at the discretion of its Board and will depend on the financial position, results of operations, cash flows, capital requirements, debt covenants (which are expected to include limits on dividends), applicable law and other factors as Millrose’s Board deems relevant. Up to 80% of these dividends may be paid in the form of a stock dividend, rather than in cash. Millrose cannot guarantee, and there can be no assurance, that it will declare or pay any cash dividends or distributions.

Millrose intends to continue to pay dividends and anticipates that its dividends will generally be taxable as ordinary income to its stockholders, not as income from qualified dividends (which are taxed at a reduced rate), although a portion of the dividends may be designated by Millrose as qualified dividend income or capital gain or may constitute a return of capital. Millrose will furnish annually to each of its stockholders a statement setting forth the dividends paid during the preceding year and their characterization as ordinary income, return of capital, qualified dividend income or capital gain.

Millrose’s dividend policy will enable Millrose to review from time to time alternative funding sources to pay its required distributions. To the extent those funding sources are insufficient to meet Millrose’s cash needs, or the cost of such financing exceeds the cash flow generated by the Real Estate Portfolio for any period, cash available for distribution could be reduced. To the extent that Millrose’s cash available for distribution is less than the amount required to be distributed under the REIT provisions of the Code, Millrose may pay up to 80% of the dividend in the form of a stock dividend. Also, if the Board believes Millrose should pay at least most of the dividends in cash, Millrose may consider various funding sources to cover any cash shortfall, including borrowing under debt facilities, selling certain of its Real Estate Portfolio (if builders will waive their Purchase Options) or using a portion of the net proceeds it receives in future offerings.

For purposes of satisfying the minimum distribution requirement to qualify for and maintain REIT status, Millrose’s taxable income will be calculated without reference to its cash flow. Consequently, under certain circumstances, Millrose may not have available cash to pay its required distributions and a portion of its distributions may consist of its stock or its debt instruments. In either event, a stockholder of Millrose will be required to report dividend income as a result of such distributions even though Millrose distributed no cash or only nominal amounts of cash to such stockholder.

On September 22, 2025, Millrose announced that its Board had declared a quarterly cash dividend of $0.73 per share of Millrose Class A Common Stock and Millrose Class B Common Stock to shareholders of record as of the close of business on October 3, 2025, which was paid on October 15, 2025. Millrose expects to continue the practice of paying regular quarterly cash dividends.

As of September 30, 2025, there were 154,183,686 shares of Millrose Class A Common Stock outstanding. As of September 30, 2025, there were 2,043 registered holders of record of shares of

Millrose Class A Common Stock. As of the commencement of the Exchange Offer, Lennar beneficially owned 33,298,764 shares of Millrose Class A Common Stock, representing approximately 20% of the total outstanding shares of Millrose common stock.

On October 9, 2025, the last NYSE trading day immediately preceding the date of the commencement of the Exchange Offer, the closing sales price per share of Millrose Class A Common Stock as reported by the NYSE was $32.39.

The following table describes the per share range of high and low sales prices, as reported by the New York Stock Exchange, for shares of Millrose Class A Common Stock for the calendar quarters indicated.

	Market Price for Millrose Class A Common Stock
	High	Low
2025
First Quarter	$27.07	$21.13
Second Quarter	$28.99	$21.64
Third Quarter	$36.00	$27.47
Fourth Quarter (through October 9, 2025)	$33.95	$31.33

Summary of Risk Factors

The following list contains a summary of some, but not all, of the risks that may prevent Millrose from achieving Millrose’s business objectives or otherwise adversely affect Millrose’s business, results of operations or financial condition. You should consider the risks listed below and other risks, which are discussed in more detail in the section of this prospectus entitled “Risk Factors.”

•

Millrose is a recently formed company with limited operational history, and you have a limited basis on which to evaluate its ability to achieve its business objective or to even perform as a standalone and separate business.

•	As a holding company, Millrose is wholly dependent on its subsidiaries as its sole source of working capital to maintain its operations.

•	Millrose’s recycled capital business model is contingent on its customers electing to exercise their land purchase options or its being able to sell properties as to which options are not exercised.

•	Millrose’s agreements with Lennar involve conflicts of interest, and Millrose might have received better terms from unaffiliated third parties.

•	Any exercise by Lennar of its Enforcement Rights may severely negatively impact Millrose’s business operations and financial condition.

•

Millrose has not obtained any environmental reports or independent appraisals or fairness opinions as to the value of its real estate assets, including the Transferred Assets. Real estate valuation is inherently subjective and uncertain, especially during periods of volatility.

•	Lennar’s obligation to undertake Horizontal Development on the Lennar Assets may negatively impact Millrose’s business.

•	Millrose’s success depends on its ability to receive new business under the Lennar Agreements and additional Other Agreements, which may be limited by Lennar’s Founder’s Rights.

•	An event that materially and adversely affects Lennar could materially and adversely affect Millrose’s business, financial position or results of operations.

•	Past performance by the management team, Kennedy Lewis, Lennar and their respective affiliates may not be indicative of future performance of an investment in Millrose.

•	Millrose may acquire Future Property Assets and entities holding such Future Property Assets that involve risks that could adversely affect Millrose’s business and financial condition.

•

Ownership of land and other real estate assets is subject to risks and liabilities from a wide range of general and industry-specific laws and regulations relating to the protection of the environment.

•	Millrose’s business is susceptible to risks from natural disasters, geopolitical events and other events outside of its control that may delay development on the land it holds for its customers.

•	Millrose’s inability to successfully acquire adequate inventory of land assets at reasonable prices could adversely impact its operations.

•	Millrose cannot make any assurances that its growth or expansion strategies will be successful, and it may incur a variety of costs to engage in such strategies.

•	Millrose’s business and operations could suffer in the event of system failures or cybersecurity attacks.

•

Millrose is fully dependent on its Manager to provide it with management and key personnel to operate its business. The Manager can terminate the Management Agreement on 60 days’ notice under certain circumstances, and Millrose may not be able to find a suitable replacement within that time.

•	The termination of the Management Agreement may require Millrose to pay a substantial termination fee.

•	Millrose pays substantial fees to Millrose’s Manager and its affiliates, which increases the risk that Millrose will not earn a profit.

•

Any adverse changes in the financial health of Millrose’s Manager or its affiliates or in Millrose’s relationship with them could hinder Millrose’s operating performance and the return on your investment.

•

There are significant potential conflicts of interest that could affect Millrose’s business returns. Millrose may be at an increased risk for dissident stockholder activities due to perceived conflicts of interest.

•

Millrose’s Manager maintains a contractual as opposed to a fiduciary relationship with Millrose. Millrose’s Manager’s liability is limited under the Management Agreement, and Millrose has agreed to indemnify the Manager against certain liabilities.

•

Millrose’s management may face competing demands relating to their time, and Kennedy Lewis manages Land Banking entities that compete with Millrose for opportunities and resources. In particular, Millrose’s CEO is a Managing Partner of Kennedy Lewis and a member of the investment committee of funds advised by Kennedy Lewis. There is no requirement for Millrose’s CEO to dedicate a specific amount of time to Millrose.

•

A significant concentration of voting power among a limited group of shareholders, such as the Miller Family, who holds approximately 43% of the voting power in Millrose, may limit your ability to influence corporate matters and could have a negative impact on the trading price of Millrose common stock.

•	Millrose’s rights and the rights of its stockholders to recover claims against its directors and officers are limited.

•

Millrose’s Charter and Bylaws, along with applicable provisions of certain of its agreements and of Maryland law, include certain change of control and/or anti-takeover defense measure provisions, which could depress the market price of Millrose common stock.

•	Millrose’s Bylaws designate Maryland as the sole and exclusive forum for certain types of actions and proceedings, limiting Millrose’s stockholders’ ability to obtain a favorable judicial forum.

•	Millrose might fail to qualify or remain qualified as a REIT, including due to factors outside of Millrose’s control.

•

Even though Millrose intends to qualify as a REIT, Millrose will face tax liabilities that reduce Millrose’s cash flows. Millrose must also meet annual distribution requirements, which may force Millrose to forgo otherwise attractive opportunities or borrow funds during unfavorable market conditions.

•	Dividends payable by REITs generally do not qualify for the reduced tax rates available for some dividends.

•	Millrose’s organizational structure, including its ownership of interests in MPH Parent and other TRSs in the future, raises certain tax risks.

•

The stock ownership restrictions of the Code for REITs and the stock ownership limits in Millrose’s Charter may inhibit market activity in shares of Millrose’s stock and restrict its business combination opportunities.

•	The ability of the Board to revoke Millrose’s REIT qualification without stockholder approval may cause adverse consequences to Millrose’s stockholders.

•	Millrose’s business could be adversely impacted if Millrose has deficiencies in its disclosure controls and procedures or internal control over financial reporting.

•

There is currently a limited history of an active trading market for Millrose Class A Common Stock. The market price and trading volume of Millrose Class A Common Stock may be volatile and may face negative pressure. Millrose Class B Common Stock will not be listed on any exchange and may not trade at all.

•	Millrose cannot assure you of its ability to pay dividends in the future.

RISK FACTORS

In determining whether or not to tender your shares of Lennar Class A Common Stock in the Exchange Offer, you should consider carefully all of the information about Millrose and Lennar included or incorporated by reference in this prospectus, as well as the information about the terms and conditions of the Exchange Offer. None of Lennar, Millrose or any of their respective directors or officers or any of the dealer managers or any other person makes any recommendation as to whether you should tender all, some or none of your shares of Lennar Class A Common Stock. You must make your own decision after reading this prospectus and consulting with your advisors.

Investing in Millrose Class A Common Stock involves risks. You should carefully consider the risk factors described in the section “—Risks Related to Millrose” below. The occurrence of the events described therein could have a material adverse effect on Millrose’s business, results of operations or financial condition. In such a case, the price of shares of Millrose Class A Common Stock may decline and you could lose all or part of your investment. Before making any investment decision, you should carefully consider these risks.

You should also carefully consider the risk factors in the section “Risk Factors” in the Lennar 2024 Annual Report and Quarterly Reports on Form 10-Q for the quarterly periods ended February 28, 2025 and May 31, 2025, which are incorporated by reference in this prospectus. The occurrence of the events described in such sections could have a material adverse effect on Lennar’s business, results of operations or financial condition. In such a case, the price of shares of Lennar Class A Common Stock may decline. Before making any investment decision, you should carefully consider these risks.

In addition, you should carefully consider the risks factors in the section “—Risks Related to the Exchange Offer” below.

In addition, other unknown or unpredictable economic, business, competitive, regulatory, geopolitical or other factors could have material adverse effects on Millrose’s or Lennar’s businesses, results of operations or financial conditions. See “Cautionary Statement Concerning Forward-Looking Statements” herein.

Risks Related to Millrose

Risks Related to Millrose’s Business Model and Investment in a Recently Formed Entity

Millrose is recently formed company with limited operating history, and you have a limited basis on which to evaluate Millrose’s ability to achieve its business objectives or to even perform as a standalone and separate business.

Millrose was incorporated as a Maryland corporation on March 19, 2024. MPH Parent, Millrose’s wholly-owned subsidiary, was formed on May 28, 2025 as a limited liability company under the laws of the State of Delaware. Millrose’s primary business operations are its Real Estate Portfolio subject to the Lennar Agreements. Because Millrose has a limited operating history, you have a limited basis upon which to evaluate its ability to achieve its business objectives and perform as a standalone and separate business. If Millrose fails to achieve its business objectives, it will generate limited operating revenues which may not allow it to perform and grow as a standalone business.

Millrose has a limited operating history as an independent public company, and the historical and pro forma financial information provided herein is not necessarily representative of the results that Millrose would have achieved as a separate, publicly traded company. The Transferred Assets did not produce revenues during the periods prior to the Spin-Off to which the audited financial statements included elsewhere in this prospectus relate. Accordingly, the historical and pro forma financial information included here for the periods prior to the Spin-Off do not reflect the financial condition, results of operations or cash flows that Millrose probably would have achieved as a separate, publicly-traded company during those periods presented, or those that Millrose is likely to achieve in the future. As Millrose has a limited history as a publicly traded company, the financial information of the Predecessor Millrose Business also does not reflect the additional costs required to operate as a publicly traded company and maintain compliance with all applicable laws and regulations to which publicly traded companies are subject. Additionally, in connection with the Spin-Off, Millrose only received the Business Assets from Lennar, which does not include the carryover of any existing operations, personnel or other infrastructure. Millrose does not benefit from administrative and support services from Lennar and instead relies on the Manager pursuant to the terms of the Management Agreement. As such, Millrose’s business, operations, facilities, personnel, infrastructure, systems and other resources are all recently formed and wholly separate from and not comparable to those of Lennar, except pursuant to the relationships under the Master Program Agreement and Master Construction Agreement relating to the Lennar Services.

Other factors which could materially and adversely impact Millrose’s results may include, but are not limited to, the following:

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Millrose has incurred and will incur increased expenses as a recently formed, independent public company, which have been paid and will be paid for by its Manager as part of the Manager’s responsibilities (such expenses are covered by the Management Fee and will not be separately reimbursed by Millrose to its Manager), except as described under “Agreements Between Lennar and Millrose and Other Related Party Transactions—Transactions with the Manager—Management Agreement.”

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Initially following the Spin-Off, Millrose’s primary business and source of revenues have been and will continue to be from Lennar pursuant to the Lennar Agreements. While Millrose has acquired other home builders as new customers, there is no guarantee that Millrose will continue to be successful in negotiating agreements with additional customers and there is no guarantee that Millrose will be able to secure any business arrangements with any home builders outside of its current Other Customers and Lennar in any given timeframe. Millrose expects that future arrangements will be similar to its arrangements with Lennar, but there is no certainty that Millrose will be able to successfully negotiate for substantially all of the same terms it has in the Lennar Agreements, including with respect to pooling.

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The Revolving Credit Agreement provides for a Revolving Credit Facility with commitments in an aggregate amount of $1.335 billion subject to borrowing base ability, the offering of the 2030 Notes (as defined below) provided proceeds of $1.25 billion and the offering of the 2032 Notes (as defined below) provided proceeds of $750 million. Millrose may also pursue additional debt financing, all of which may be available to manage cash needs and reduce drag on returns, as well as for use to provide the HOPP’R to Other Customers, but there is no guarantee that such sources of additional cash will be obtained or will be sufficient to cover all of Millrose’s business growth initiatives. Additionally, the ability of Millrose to obtain additional debt financing is subject to the Debt to Equity Ratio Limit.

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Lennar, as the original parent company of Millrose and the initial contributor of the Business Assets to Millrose, has certain Founder’s Rights, which are exclusive to Lennar, including the Management Succession Consent Right, the Effective Equity Price Protection Right, the Enforcement Rights, the Applicable Rate Adjustment Right, the Capital Priority Right, the Secured Financing Collateral Consent Right, and the Pause Period Designation Right, among others. As such, Lennar may have influence over certain corporate matters, which may deter potential investors from investing in Millrose and may deter potential Other Customers from doing business with Millrose, as Other Customers do not have access to the same rights as Lennar. Additionally, Lennar’s Capital Priority Right limits the amount of capital Millrose has available for transactions with Other Customers, which may make it difficult to provide the HOPP’R to Other Customers. For additional information regarding Lennar’s rights, see “Agreements Between Lennar and Millrose and Other Related Party Transactions.”

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While the Lennar Agreements do not have an expiration date, Lennar is under no obligation to commit to any future transactions with Millrose Holdings or give Millrose Holdings any new business at all (including any referrals of Lennar Related Ventures). The Lennar Agreements provide Lennar with a Capital Priority Right and contemplate an ongoing business relationship between Millrose and Lennar, whereby Millrose would provide the HOPP’R to Lennar for any Future Property Assets that Millrose Holdings may acquire pursuant to the Lennar Agreements, but the Lennar Agreements do not include any exclusivity, rights of first refusal or first look or other priority rights for Millrose with respect to any future business opportunities. This means that Lennar can decide not to offer Millrose any additional business for any reason at all, including, but not limited to, using traditional land banks or establishing another entity that operates a HOPP’R, or if the business terms of the Lennar Agreements (individually or in the aggregate) are not as competitive as others in the market. Additionally, Lennar’s Land Banking arrangements with other providers could limit how many business opportunities Millrose will be able to receive from Lennar with respect to Future Property Assets on a going-forward basis.

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Since Millrose does not have access to any of Lennar’s internal capabilities and other resources (except for the Lennar Services), Millrose or the Manager have made investments to outsource from other providers certain facilities, systems, infrastructure and third-party consultants and experts (outside of the Manager). If the cost of these investments exceeds the Management Fee, the Manager may seek to renegotiate the Management Agreement.

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Since Millrose does not have any exclusivity terms with Lennar, Lennar’s personnel only have a contractual obligation to provide Millrose with the Lennar Services, and they at all times remain as Lennar’s employees while carrying out these services under the Lennar Agreements. Lennar’s personnel may have competing responsibilities as they continue to perform similar services for Lennar (and potentially for Land Banking providers similar to Millrose), which could limit the time, resources and attention they have for Millrose.

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Millrose’s cost structure, management, financing and business operations are significantly different from those of Lennar. These costs generally are paid for by the Manager as part of their Manager responsibilities (such expenses are expected to be covered by the Management Fee and are not separately reimbursed by Millrose to the Manager) including, but not limited to, legal, accounting, compliance and other costs associated with being a public company, and except as described under “Agreements Between Lennar and Millrose and Other Related Party Transactions—Transactions with the Manager—Management Agreement.”

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Millrose is managed by KL, which may decide to execute on different business strategies and make business decisions inconsistent with those made by Lennar prior to the Spin-Off, which may lead to unsuccessful business endeavors and unsatisfactory financial performance.

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Millrose has a limited history of operating a HOPP’R, and may not continue to develop a successful business if Millrose is not able to remain Lennar’s preferred business partner for financing the acquisition and development of land or otherwise procure additional HOPP’R agreements with additional Other Customers outside of the Lennar Agreements.

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Millrose is unable to use Lennar’s economies of scope and scale in procuring various services (including for internal purposes) and in obtaining and maintaining business relationships, which could have a material adverse effect on Millrose’s business, financial condition and results of operations.

Other significant changes may occur in Millrose’s cost structure, management, financing and business operations as a result of its new status as an independent company.

The Supplemental Transferred Assets Transaction included properties outside of the geographies in which Lennar has historically operated, and property values in those geographies may be different from those in which Lennar has operated.

The Homesites and prospective Homesites that Millrose acquired from Rausch in connection with the Supplemental Transferred Assets Transaction are located in a number of different geographies in the United States, a substantial number of which are in states in which Lennar has not historically operated. Lennar does not have expertise and experience in purchasing land assets, developing Homesites and selling finished Homesites to homebuyers in such states, and Lennar will need to rely on the personnel from Rausch that it acquired as part of the acquisition for their expertise in such geographies. The skills and expertise of Rausch’s personnel may not be commensurate as those of existing Lennar personnel, and as such, the Lennar Services (at least with respect to the Supplemental Transferred Assets and future properties acquired in these new geographies) may not meet all expectations based on Lennar’s historical practices and results. Additionally, the differences in geographies may also impact Lennar’s decision-making with respect to its Purchase Options exercises, which could be different from how they determine their Purchase Options exercises for the Transferred Assets and any Homesites in geographies in which Lennar has traditionally operated. All these differences could impact Millrose’s business, operations and financial condition in ways that are difficult to predict.

Millrose’s business currently consists primarily of owning and selling the Lennar Assets in connection with providing the HOPP’R to Lennar. Therefore, Millrose is subject to risks associated with having a portfolio that is highly concentrated by one business counterparty.

Lennar is currently Millrose’s largest counterparty. Millrose was created by Lennar for the primary purpose of engaging in Land Banking transactions with Lennar as well as potential Lennar Related Ventures and Other Customers. As a result, Millrose initially has had limited Other Customers, business partnerships, ventures, projects or workflow, and Millrose is not guaranteed to obtain any in the near-term. Millrose intends, through MPH Parent and future subsidiaries, to continue to diversify its customer portfolio to Lennar Related Ventures and Other Customers in the United States, but there is no guarantee to what extent this will continue to happen, or if Millrose will be successful in attracting and retaining additional new customers even if Millrose is able to expand its business operations. Currently, Millrose’s Real Estate Portfolio is primarily made up of Lennar Assets, which are concentrated across a limited number of U.S. states. As of September 30, 2025, a large amount of Millrose’s Real Estate Portfolio was concentrated in three states (California, Florida and Texas), with a substantial portion located in Florida and Texas. The geographic concentration of such land assets could cause Millrose to be more susceptible to market risks and environmental risks, as discussed elsewhere in this “Risk Factors” section.

Even as Millrose attracts new customers, the scope of its business operations will likely be limited to providing the HOPP’R or similar operations. Millrose entered into the Revolving Credit Agreement, which provides for the Revolving Credit Facility, completed the offering of the 2030 Notes, and completed the offering of the 2032 Notes and may also seek to pursue additional debt financing, all of which may be available to manage cash needs and reduce drag on returns, as well as for use to provide financing to Other Customers, but there is no guarantee that such sources of additional cash will be obtained or will be sufficient to cover all of its business growth initiatives. See “Management’s Discussion and Analysis of Financial Condition and Results of Operations—Liquidity and Capital Resources” for more information. Additionally, the ability of Millrose to obtain additional debt financing is subject to the Debt to Equity Ratio Limit. However, issuances of debt or equity required to finance any relationships to provide the financing to new customers could result in impacts to Millrose’s business and to its stockholders, including increasing its debt to equity ratios, dilution for its existing stockholders (see “—Risks Related to Millrose Common Stock—Your voting power in Millrose may be further diluted if Millrose issue more shares of its common stock in the future, including in connection with the acquisition of any Future Property Assets.”), and risk of default by its customers. Additionally, drawdowns on its Revolving Credit Facility are subject to repayment and interest, which may become costly to Millrose in the event Millrose is required to repay the borrowings under the facility and is not able to raise additional alternate financing with which to do so. Furthermore, there is no guarantee that such sources of additional capital will be obtained on acceptable terms or at all or will be sufficient to cover all of Millrose’s business growth initiatives, and pursuant to the Lennar Agreements, Millrose may not enter into any third-party financing arrangements if such financing arrangement would cause the collective debt to equity ratio of Millrose and its affiliates to exceed 1:1, unless it obtains the prior approval of Lennar. This may limit Millrose’s ability to provide financing to any customers who may want it to finance their relationships with it through debt issuances. As discussed in this “Risk Factors” section, maintaining land assets is costly and exposes Millrose to significant risks, and due to its lack of business diversification, Millrose does not have the ability to hedge that risk through other operations. As Millrose does not intend to diversify its business operations and only focus on growing the HOPP’R and similar operations, it may not be able to be sustainable as a business if the costs related to its risk exposures in maintaining land assets become more than what it can pay with the capital resources available to it. Additionally, if Millrose’s relationship with Lennar were to deteriorate as a result of disputes regarding the management of the Lennar Assets, disputes under its business agreements, or for other reasons, Millrose may not be able to enter into any additional new agreements with other home builders on terms equivalent or comparable to those set forth in the Lennar Agreements, and the costs related to finding an alternate buyer for the properties may be significant and have a material impact on Millrose’s business, financial condition or results of operations.

There can be no assurance that Millrose will not experience defaults and/or terminations under the Lennar Agreements. Due to Millrose’s highly concentrated portfolio with Lennar, any factors that adversely affect Lennar’s results of operations and capital resources may in turn have a significant adverse impact on Millrose’s business, financial condition or results of operations, as discussed elsewhere in this “Risk Factors” section.

Millrose’s recycled capital business model is contingent on its customers electing to exercise their land purchase options.

The continued sustainability of Millrose’s self-financing recycled capital business model, which is intended to generally provide Millrose with reliable, consistent and uninterrupted access to capital, is contingent on Lennar and any Other Customers electing to exercise their land purchase options. Millrose’s customers are under no obligation to exercise their options, and Millrose would have no ability to force its customers to purchase Homesites if they decided not to exercise their options, which is possible in the event of a significant downturn in the market. Millrose can request (and Lennar cannot unreasonably deny such request) that Lennar build homes on behalf of Millrose on any Homesites for which it has forfeited or terminated its Purchase Options and Millrose may attempt to sell such completed Homesites to third parties. However, there is no guarantee Millrose would be able to achieve such sales. Such construction and the subsequent resale to the third parties would require additional time and cost to Millrose, including hiring personnel and providing the capital to build the homes, that will be borne by Millrose. The price for which Millrose can sell homes to third parties may be significantly less than the amounts of its investments.

Millrose’s agreements with Lennar involve conflicts of interest, and Millrose might have received better terms from unaffiliated third parties than the terms it received in these agreements.

Millrose entered into the Lennar Agreements with Lennar at a time when Millrose was wholly owned by Lennar to provide a framework for its relationship with Lennar, including the Founder’s

Rights Agreement, Master Program Agreement, Master Option Agreement, Master Construction Agreement, Guaranty, various Multiparty Cross Agreements and Project Addenda, among others. All of the Lennar Agreements, as well as the Management Agreement, have been prepared at the direction of Lennar, in consultation with Kennedy Lewis, which acted as Lennar’s strategic advisor with respect to the Spin-Off. These agreements were entered into in the context of the Spin-Off by Lennar on behalf of Millrose, as a wholly-owned subsidiary of Lennar, prior to the completion of the Spin-Off. Certain of the terms in the Lennar Agreements and the Founder’s Rights Agreement were the result of negotiations within Lennar in anticipation of, or in connection with, the Spin-Off, in which Lennar’s interests and Millrose’s interests may have differed or in which Millrose’s best interest were not considered. Certain of the rights granted to Lennar in the Founder’s Rights Agreement, which are exclusive to Lennar, may not align with the interests of Millrose’s other stockholders now that it is a publicly traded company. These rights may not reflect terms (and Bylaws provisions) that would have resulted from arm’s-length negotiations with one or more unaffiliated third parties. As a result, these rights may deter potential investors, which could depress the market price of Millrose Class A Common Stock and in turn the value of Millrose Class B Common Stock, and may deter potential Other Customers from doing business with Millrose, as Other Customers do not have access to certain rights that are exclusive to Lennar.

Certain of the terms in the Management Agreement were the result of negotiations between Lennar and Kennedy Lewis, and there can be no assurance that Lennar negotiated the Management Agreement with Millrose’s best interests in mind. Accordingly, there may have been conflicts of interest in negotiating and finalizing these agreements. Because Millrose had no independent management or personnel prior to the Spin-Off, the preparation and finalization of all terms in any agreement Millrose or Millrose Holdings entered into have not been done at arm’s length, and Millrose (and the KL team that will be performing on Millrose’s and Millrose Holdings’ obligations under these agreements as the Manager) had not independently verified that the terms of such agreements are comparable to standard market terms. The terms of the agreements may be considered more favorable to Lennar than if Lennar had negotiated with a third-party land bank. Likewise, there can be no assurance that the terms of these agreements will be considered as favorable to Millrose or Millrose Holdings as would have resulted from arm’s-length negotiations with one or more unaffiliated third parties. Some of these agreements, including the Founder’s Rights Agreement, include rights exclusive to Lennar that Millrose is not able to grant to Other Customers, which may impact Millrose’s negotiating leverage with potential Other Customers. Additionally, during the period in which the terms of those agreements were negotiated, Millrose did not have a board of directors that was independent of Lennar, and KL had not been hired, appointed or retained. Further, KL’s parent, Kennedy Lewis, was acting as Lennar’s strategic advisor prior to the Spin-Off and was not acting in any capacity on Millrose’s behalf, including with respect to the negotiations of any of these agreements, which means that Kennedy Lewis’s interests are also not aligned with (and in some respects may be adverse to) Millrose’s and Millrose Holdings’ interests.

As a result of these factors, the terms of these agreements may not reflect terms that would have resulted from arm’s-length negotiations between unaffiliated parties, or that would have resulted if Millrose had been an active company with leverage and resources to negotiate with Lennar. Some of the terms included in these agreements also make it difficult for Millrose to amend the agreements without undue hardship and significant costs and expenses, in addition to obtaining written consent from Lennar. Certain of the rights granted to Lennar in the Founder’s Rights Agreement are exclusive to Lennar, which will require Millrose’s Board to enforce such rights. Other terms included in these agreements may hinder Millrose’s ability to expand and grow its business, including with respect to attracting new customers to use the HOPP’R or being able to successfully negotiate competitive terms with customers other than Lennar. Even though Millrose is independent from Lennar, there is no guarantee that it will be able to renegotiate, amend or terminate any agreements (or specific terms in such agreements) with Lennar that it deems not to be favorable to itself or adverse to its interests as a standalone company, and its continued obligations under these agreements may have a material adverse effect on its business, growth opportunities, financial condition and results of operations.

In addition, the Lennar Assets acquired in connection with the Spin-Off were placed in pools by Lennar pursuant to certain Multiparty Cross Agreements and Future Property Assets acquired pursuant to the Lennar Agreements will also be pooled in accordance with additional Multiparty Cross Agreements (or added to existing Multiparty Cross Agreements). Pools are established with primary consideration given to diversity within pools across geographies, communities and home types. The negotiations and decisions on the selection of the Pool Properties and the pooling of various communities together were solely done by Lennar, with input from Kennedy Lewis. As Millrose did not have any management or personnel during this time, the discussions relating to the pooling were done for the sole benefit of Lennar and the metrics used in considering which land assets should be pooled may not be comparable to standard market pooling considerations. There can be no guarantees that the constitution of each of the pools selected by Lennar with regard to the Lennar Assets will be favorable to Millrose, which may result in certain pools of assets decreasing in value at the same time as a consequence of negative impacts that may impact all of the assets in a certain pool. Although the pools should be selected according to certain broad-based principles of diversification, there remains a substantial amount of discretion and judgment in selecting the Pool Properties and setting the pools. Millrose cannot guarantee that it will be able to negotiate better pooling conditions with Lennar or any Lennar Related Ventures, or that it will be able to negotiate any pooling conditions at all with any Other Customers. In addition, Millrose may be limited in how much it can negotiate with Lennar as it does not have as much leverage with Lennar in negotiating the pooling of Future Property Assets as Millrose is significantly dependent on the Lennar Agreements, and Lennar is under no obligation to offer Millrose business following the initial transfer of the Business Assets other than utilizing the HOPP’R for the Lennar Assets. Lennar can decide to use a traditional Land Banking provider instead of Millrose if Lennar does not like the terms it has with Millrose (including with respect to any pooling decisions).

Any exercise by Lennar of its Enforcement Rights pursuant to the Founder’s Rights Agreement may severely negatively impact Millrose’s business operations and financial condition.

In the event Millrose refuses to sell any Homesite to Lennar upon Lennar’s exercise of a Purchase Option, Lennar has an Enforcement Right to compel Millrose to sell Lennar the Homesite(s). If Millrose does not sell the Homesite(s) to Lennar by the end of a 10-day cure period, Lennar has the immediate right, without penalty and without further notice, to stop payment on all Monthly Option Payment obligations with respect to all properties subject to the Lennar Agreements, and such cessation of payments is not considered a default or breach under the terms of the Lennar Agreements. However, if Millrose alleges in good faith that Lennar does not have the right to purchase the Homesites, solely because Lennar’s exercise violated specifically identified pooling cross-termination rights under the applicable Multiparty Cross Agreement(s), then Millrose must notify Lennar of the dispute prior to the end of the 10-day cure period. However, in the event of such a dispute, Millrose is still required to immediately sell the exercised Homesite(s) to Lennar, but Lennar must continue to pay the Monthly Option Payments. In other words, Millrose must still sell the Homesite(s) as if Lennar were in the right, and then litigate the issue to seek remedy and/or compensation. Such litigation could be very costly and take years to resolve, and not be economically worth pursuing, leaving Millrose without other forms of recourse to recoup any potential losses. If Millrose refuses to sell the Homesite(s) to Lennar for which the Purchase Option has been exercised, then Lennar’s Enforcement Rights allow it to immediately stop all Monthly Option Payments on all properties covered by the Lennar Agreements (and any other option agreements between Lennar and Millrose), which could jeopardize Millrose’s ability to maintain enough working capital to maintain its business operations, and could also jeopardize its ability to make distributions to stockholders that are required to qualify and maintain its qualification as a REIT for U.S. federal income tax purposes.

As such, any time there is a dispute with Lennar concerning the exercise of Purchase Options, Millrose would be in the disadvantaged position of having to give up the assets or perform the obligation before the dispute is resolved, and then go through the cost- and time-intensive exercise of litigating the matter through the courts to try and reclaim the loss (or, if it decides not to pursue litigation, it likely would need to absorb the costs). These Enforcement Rights make any refusal to honor option exercises that is disputed by Lennar (with respect to Homesite takedowns) very expensive and cumbersome for Millrose, with strong financial incentives not to refuse to honor option exercises even if Millrose thinks it is not legally obligated to honor them.

If a dispute is litigated and resolved in favor of Lennar, these Enforcement Rights and the payments required under them would be in addition to any damages that may be otherwise awarded to Lennar by the court, further enhancing the risk that any such dispute would result in material adverse impact on Millrose’s financial condition. If a dispute is resolved in Millrose’s favor, the payments set forth in the Enforcement Rights to Millrose may not be sufficient to cover the actual loss experienced by Millrose, even supplemented by the damages that a court might order. Any exercise by Lennar of its Enforcement Rights pursuant to the Founder’s Rights Agreement may therefore severely negatively impact Millrose’s business, operations and financial condition, as well as Millrose’s ability to enforce the terms of its agreements with Lennar.

Millrose has not obtained independent appraisals or fairness opinions as to the value of any of its real estate assets or any environmental reports on any of its real estate assets, including the Transferred Assets, and it relies upon Lennar and its Other Customers for certain information regarding the Homesites.

No independent appraisals have been obtained to support Millrose’s conclusions as to the value of its total assets or the value of any particular property. Millrose also did not obtain any independent third-party valuation or fairness opinion as to the value of the Transferred Assets. In addition, appraisals Millrose may obtain in the future from third-party appraisers may be overstated or market values may decline. Millrose relied on Lennar as to the value of its total assets or the value of any particular property and the Transferred Assets were conveyed to Millrose in their then current condition. Additionally, Millrose has information regarding the number and location of Homesites included in the Transferred Assets, which, in some cases, remains subject to further confirmation by Lennar. Millrose relies upon Lennar and its Other Customers for information regarding the Homesites that Millrose acquires that may be subject to change as Lennar and Other Customers provide different or additional information as part of the acquisition process and during the period Millrose owns the Homesites.

Millrose did not obtain any Phase I or similar environmental reports completed by independent environmental consultants for the Transferred Assets or the Supplemental Transferred Assets. Although each of the Lennar subsidiaries that owns the Transferred Assets prior to the Spin-Off made certain representations and warranties (including with respect to title and environmental condition) to the Property LLCs with respect to the Transferred Assets, and Lennar has agreed to indemnify Millrose with respect to the Supplemental Transferred Assets, no assurances can be given that a material environmental condition does not exist as to any one or more of Millrose’s land assets. There can be no assurances that any representations and warranties given in connection with any acquisitions of Future Property Assets pursuant to the agreements with Lennar or Other Customers will be sufficient to protect Millrose or its subsidiaries from liability or risk exposures in the event there are title or environmental issues that could result in material adverse impacts to Millrose’s business, financial condition or results of operations.

Ownership of land and other real estate assets is subject to environmental risks and liabilities, which may not be covered by the representations and warranties and indemnities provided to Millrose in the Lennar Agreements or any Other Agreements.

Ownership of land and other real estate assets is subject to risks associated with environmental hazards. Although some of our Real Estate Portfolio already has approvals and permits, including environmental approvals and permits, Millrose may incur substantial liabilities and costs for environmental matters. Specifically, although certain home builders (including Lennar) make certain representations and warranties (including with respect to title and environmental condition) with respect to the properties, such representations are limited to liabilities known at the time of such agreements. As such, Millrose is still responsible in the event anything new is discovered or in the event the original consultants missed anything in their reviews and evaluations. There can be no assurance that properties we acquire will already be fully entitled and have received full approvals and permits prior to Millrose’s acquisition of them. In such cases, unless Millrose can separately negotiate to divert liability risk to the customer, Millrose will likely be responsible for such risk exposures and liabilities. Under various laws, owners of land and other real estate assets may be required to investigate, clean up and remove hazardous substances present at or migrating from properties they own or operate and may be held liable for property damage or personal injuries that result from hazardous substances. These laws also expose Millrose to the possibility that it may become liable to government agencies or third parties for costs and damages they incur in connection with hazardous substances. The costs and damages that may arise from environmental hazards may be substantial and are difficult to assess and estimate for numerous reasons, including uncertainty about the extent of contamination, alternative treatment methods that may be applied, the location of the property which subjects it to differing local laws and regulations and their interpretations, as well as the time it may take to remediate contamination. In addition, these laws also impose various requirements regarding the operation and maintenance of properties and recordkeeping and reporting requirements relating to environmental matters that require Millrose to incur costs to comply with. Any actions Millrose may take to comply with such requirements, as well as any actions it may take to mitigate these risks and liabilities, may be costly and could impact its business, financial condition or results of operations.

Millrose is subject to a wide range of general and industry-specific laws and regulations relating to the protection of the environment which require compliance that can be burdensome and expensive.

Millrose is subject to a wide range of general and industry-specific laws and regulations relating to the protection of the environment, including silvicultural activities, including use of pesticides and herbicides, harvesting, road building, endangered and at-risk species, stormwater and surface water management, air emissions, the cleanup of contaminated sites, health and safety matters, building codes and other related regulations. As such, and although certain home builders make certain representations and warranties (including with respect to title and environmental condition) to Millrose with respect to acquired properties, Millrose may incur significant capital, operating and other expenditures to comply with applicable environmental laws and regulations if the provisions in the Lennar Agreements and Other Agreements are not sufficient to adequately shift liability risk to the home builders. There can also be no assurance that Millrose will be able to receive similar (or any) such representations and warranties from customers in the future. Millrose also could incur in the future substantial costs, such as civil or criminal fines, sanctions and enforcement actions (including orders limiting Millrose’s operations or requiring remedial actions), cleanup and closure costs, and third-party claims for property damage and personal injury as a result of violations of, or liabilities under, environmental laws and regulations on land it currently owns or has owned in the past. Such costs would be incurred by Millrose directly, as they would not be paid for by the Manager pursuant to the Management Agreement. Because environmental regulations are constantly evolving, Millrose may continue to incur costs to maintain compliance with those laws and its compliance costs could increase materially. In addition, air emissions, stormwater and surface water management regulations may present liabilities and are subject to change. Future compliance with existing and new laws, regulations, environmental permits, and other requirements may disrupt Millrose’s business operations, increase potential liabilities, and require significant expenditures.

Additionally, Millrose may be subject to conservation laws and regulations that apply to activities that would adversely impact a protected species or significantly degrade its habitat. Although permits and approvals are in place, or will be in place, for all construction sites as required with respect to protected species, certain species on Millrose’s properties may become protected in the future under new laws and regulations. Additionally, species protected under current laws and regulations may be discovered on Millrose’s properties in the future. Current or future regulations, including increased mandates for biodiversity, increased wildlife habitats, additional species classified as endangered, or if the enforcement of endangered species regulations become more restrictive, development on Millrose’s properties may be restricted and Millrose’s business, financial condition or results of operations may be adversely impacted. There can be no assurance as to what permits and approvals may be in place with respect to any future properties Millrose acquires.

Lennar’s Work on the Lennar Assets Millrose acquires in connection with its ongoing relationship with Lennar may negatively impact Millrose’s business.

Pursuant to the Master Construction Agreement and as part of the Lennar Services, Lennar has the obligation to complete Horizontal Development. Lennar’s Work does not include home construction (foundations or higher). Under the Master Option Agreement, Lennar has the option, but not the obligation, to undertake home construction on any Homesites once Horizontal Development has been completed. Pursuant to the Lennar Agreements, Millrose Holdings must finance the Horizontal Development, up to certain predetermined development cost budgets, but is not required to participate in any development activities itself. The Work done is entirely by Lennar and any third-party providers that Lennar contracts to complete the Work. The Horizontal Development budget for each Homesite project is not intended to cover amounts owed in connection with any liabilities that may arise from construction. Construction activity on the land could also result in environmental consequences that Millrose may be required to pay for or fix, which could severely impact Millrose’s available cash for operations, its ability to maintain business, financial condition or results of operations. While Lennar has previously completed Phase I reports with respect to the Transferred Assets and may be protected from liability for pre-existing environmental conditions as a result of exercising the process known as All Appropriate Inquiries (“AAI”), which process evaluates a property’s environmental conditions to assess potential liability for any contamination, Millrose does not have any AAI or other defense to any environmental liability, which could result in significant adverse impacts to its business, financial condition or results of operations. Lennar has agreed to indemnify Millrose against any impacts resulting from the realization of certain Horizontal Development risks. However, the indemnities provided by Lennar in the Lennar Agreements may not be sufficient to cover every liability that may be incurred, and Millrose is still responsible for maintaining certain types of insurance with respect to the Lennar Assets. Additionally, Millrose could be held jointly and severally liable for certain environmental liabilities. Further, the value of the indemnity will be dependent on the creditworthiness of Lennar. There can also be no assurance that Millrose will be able to successfully negotiate similar or any indemnities from any future customers.

Notwithstanding Lennar’s Work, Lennar could decide at any point not to continue or finish any Horizontal Development or home construction that it has started. The Master Construction Agreement is guaranteed by Lennar (at the parent company level) and obligates specific performance for completing the Horizontal Development, but Millrose would have no remedies against Lennar if Lennar were to stop home construction, as the Lennar Agreements do not obligate Lennar to do any home construction and therefore do not impose any monetary penalties or obligate specific performance in the event Lennar does not finish any home construction. If Lennar defaults or otherwise does not exercise its Purchase Option on any such Homesites and there is unfinished home construction, Millrose may have a harder time selling the Homesite to other buyers who may not be able to or may not want to finish the home construction that Lennar started. If the home construction needs to be undone before any buyer will purchase the Homesite, that would result in additional costs to Millrose that it may not have the financial capability to manage, or that could impact Millrose’s ability to continue its other operations or to maintain enough capital reserves for Future Property Asset acquisitions.

If Millrose or Lennar enters into bankruptcy, the Master Program Agreement or the Master Option Agreement may be unenforceable.

In the event Lennar or Millrose would file for, or is involuntarily entered into, bankruptcy, the Master Program Agreement or the Master Option Agreement may be recharacterized as a secured financing agreement, lease or executory contract and involuntarily amended or rejected. Given the importance of the Master Program Agreement and the Master Option Agreement for Millrose’s business model and its reliance on the purchase options and the interest payments pursuant to the Master Program Agreement and the Master Option Agreement for Millrose’s results of operation, Millrose and Millrose Holdings may not be able to generate any operating revenues in the event of a bankruptcy. As a result, if Lennar enters into bankruptcy, it is likely that Millrose will also be forced to enter into bankruptcy, unless Millrose is able to provide the HOPP’R to or maintain other relationships with additional Lennar Related Ventures and additional Other Customers.

If Millrose cannot quickly identify, successfully negotiate and enter into new transaction agreements with Lennar Related Ventures or Other Customers, which may be limited by the Capital Priority Right, its business and sources of income may suffer.

Millrose’s primary land assets in its Real Estate Portfolio are the Lennar Assets, which are expected to have a short cash conversion cycle.

While this means that Millrose can initially expect to regularly receive cash inflows in the form of Monthly Option Payments and payments in the amount of Takedown Prices whenever Lennar exercises its Purchase Options, Millrose may cease to have continued cash inflows once the Lennar Assets have completely turned over if Lennar does not offer Millrose new additional business and Millrose cannot otherwise provide financing to or secure Other Agreements with additional Other Customers. While Millrose has been offered and expects to be offered additional transactions from Lennar, there is no certainty as to when, how often and to what extent this will occur. While the Lennar Agreements do not have an expiration date, Lennar is under no obligation to commit to any future transactions with Millrose Holdings or give Millrose Holdings any new business at all. The Lennar Agreements provide Lennar with a Capital Priority Right and contemplate an ongoing business relationship between Millrose and Lennar, whereby Millrose would provide the HOPP’R to Lennar for any Future Property Assets that Millrose Holdings may acquire pursuant to the Lennar Agreements, but the Lennar Agreements do not include any exclusivity, rights of first refusal or first look or other priority rights for Millrose with respect to any future business opportunities. This means that Lennar can decide not to offer Millrose any additional business (beyond the Transferred Assets and the Supplemental Transferred Assets) for any reason at all, including, but not limited to, using traditional land banks or establishing another entity that will operate a HOPP’R, or if the business terms of the Lennar Agreements (individually or in the aggregate) are not as competitive as others in the market. Millrose has engaged and continues to engage in discussions with potential new customers, but there is no guarantee that Millrose will continue to be successful in negotiating agreements with such additional potential customers.

As such, an important part of Millrose’s business strategy is to seek additional customers that wish to contract with Millrose to utilize the HOPP’R in order to diversify its customer base and grow its business. In accordance with the terms of the Lennar Agreements, Lennar may refer any Lennar Related Ventures to Millrose, and it is obligated to enter into HOPP’R agreements on terms substantially similar to the terms of the Lennar Agreements with them if they fulfill the requirements set forth in the Lennar Agreements. However, Lennar is under no obligation to refer any Lennar Related Ventures or Other Customers to Millrose. There can also be no guarantee that Millrose will be able to contract with any Lennar Related Ventures, outside of the obligatory ones that are presented to Millrose. Millrose also identifies and negotiates with Other Customers to further diversify its customer base and grow its business. It is the Manager’s responsibility under the Management Agreement to find, identify, evaluate and negotiate with any potential Other Customers who may wish to engage Millrose for the HOPP’R. Lennar’s Capital Priority Right and Lennar’s Founder’s Rights may impact the Manager’s ability to attract Other Customers, as such rights will be reserved solely for Lennar and are not intended to be offered to Other Customers in the future.

Furthermore, the Manager may have limitations in negotiating competitive fee structures with Other Customers because Lennar has the right to adjust its Monthly Option Payment rate for subsequent Proposed Projects to any lower rate Millrose may negotiate with any non-Lennar customer. Additionally, many of Millrose’s competitors in the more “traditional” Land Banking space have a much longer operating history and developed reputation, and an established market presence. Millrose is a recently formed company with a limited operating history and reputation and, even though its Manager manages its operations and has an extensive experience in managing Land Banking entities, there can be no certainty as to how much credibility the market will ascribe to Millrose, purely by virtue of its Manager being the Manager.

Even if Millrose’s Manager does find suitable Other Customers, those new business opportunities may not be exclusive to Millrose and will be subject to the Manager’s Allocation Policy. See “Agreements Between Lennar and Millrose and Other Related Party Transactions—Transactions with the Manager—Management Agreement” for more information.

If Millrose is not able to attract additional Other Customers, then its risk exposures related to having a significant portion of its source of income tied to Lennar will be further heightened. If Millrose is not able to attract additional new customers other than Lennar, and Lennar does not offer Millrose additional new transactions, it could lose its source of revenues and income. If Millrose is not able to attract new customers on the terms it desires, or if the terms it negotiates with any potential customers are not favorable to Millrose or expose it to significant risks, then its business, financial condition and results of operations and its ability to perform on its other HOPP’R agreements may be materially and adversely affected.

If the market value of Millrose’s Real Estate Portfolio declines, Millrose’s profits could decrease, and Millrose may incur losses.

Land assets are generally valued in the market using different metrics than those used to value Homesites. Inventory risk can be substantial for land assets, as the market value of such assets can fluctuate significantly as a result of changing market conditions, both in relation to the land itself and indirectly from fluctuations in the supply and demand for prospective Homesites, existing Homesites and other housing inventories. In addition, inventory carrying costs can be significant and can result in losses in a poorly performing community or market. Millrose may be required to write-down the value of its land assets in accordance with GAAP, and some of those write-downs could be material. Any material write-downs of assets could have a material and adverse effect on its business, financial condition and results of operations.

In the event of adverse changes in economic, market or community conditions, home builders may cease further development activities in certain communities or geographical areas, restructure some or all of the existing agreements with Millrose or elect not to exercise their land purchase options at all.

There are contingencies built into the Lennar Agreements to allow Lennar to pause activities—including a “pause period,” based on specified changes to the market whereby for two periods of six months each Lennar may pause its Horizontal Development and “pause” any Purchase Option windows, and lower its Monthly Option Payment fee rate to 50% of the Applicable Rate. In addition, Lennar and Millrose may mutually agree to designate with regard to particular properties two additional pause periods of up to six months each for a total of up to two years. See “Agreements Between Lennar and Millrose and Other Related Party Transactions—Transactions with Lennar—Master Option Agreement” for more information. Depending on the market for new home communities and Homesites in areas where Millrose owns land, the value of some of the land assets Millrose will own could decline to less than the transfer value assigned to that land. Even though the properties Millrose may acquire in the future will be subject to a home builder’s options to purchase the Homesites, if the value of the Homesites Millrose develops is less than the purchase prices attached to those purchase options, then home builders may decide not to exercise their purchase options. Certain home builders (including Lennar) are subject to certain pooling and cross-termination provisions in the Multiparty Cross Agreements or other pooling agreements, but there can be no assurance that those provisions will serve as sufficient incentive for home builders not to terminate or forfeit their purchase options. There are also exceptions to the pooling and cross-termination rights Millrose has with Lennar (such as the fee building exception), and there can be no assurance that Millrose will be able to negotiate any form of pooling and cross-termination rights with certain Lennar Related Ventures or any Other Customers.

Any termination or forfeiture of any purchase options prior to the exercise date of the applicable takedown schedule would result in a loss of monthly option payments anticipated in respect of such arrangements and the loss of potential sale of land assets to such customer at the predetermined takedown price. Accordingly, Millrose may have to hold such land assets for many years without a potential buyer, and in some instances Millrose may have to sell land assets for less than what the original home builders would have paid if they had exercised their purchase option. The failure of home builders to exercise their land purchase options may result in a loss that could have a material adverse effect on its business, financial condition and results of operations.

Past performance by the management team who are employees of Kennedy Lewis and their respective affiliates may not be indicative of future performance of an investment in Millrose.

KL acts as the Manager and is responsible for employing all Millrose’s management, employees and other personnel, and running all Millrose’s business operations. KL is an affiliate and wholly-owned subsidiary of Kennedy Lewis, which has extensive experience in the Land Banking industry. However, Millrose’s business differs from that of existing investment funds, accounts or other investment vehicles that are or have been managed by Kennedy Lewis or its affiliates, or by other members of Kennedy Lewis’s management team. In addition, the other entities currently managed by Kennedy Lewis in the Land Banking industry are significantly different from Millrose in terms of targeted assets, geographical areas, regulatory structure and limitations, investment strategy and objectives and investment personnel. Further, Kennedy Lewis has no experience managing a public company. Past performance of the management team provided by KL and appointed by Millrose’s Board, Kennedy Lewis itself, Lennar or any related affiliates is not a guarantee of future results, and there can be no assurance that Millrose will achieve comparable results of those entities. Prior to the Spin-Off, Millrose was a wholly-owned subsidiary of Lennar and all financial statements and results of operations of the Predecessor Millrose Business are derived from Lennar’s financial statements. However, Lennar’s past performance and results of operations are not an indication of Millrose’s potential future results, as Millrose will not be managed by any Lennar personnel (except to the extent of the Lennar Services) and Millrose’s business operations will not be as diversified as Lennar’s. Millrose also cannot assure you that KL will be able to replicate the historical results achieved by entities managed by affiliates of Kennedy Lewis or members of the management team, and Millrose’s business returns could be substantially lower than the returns achieved by them in prior periods. Additionally, all or a portion of the prior results may have been achieved in particular market conditions which may never be repeated. You should not rely on the historical record of the performance of KL’s management team, Kennedy Lewis, Lennar or businesses associated with them as indicative of Millrose’s future performance of an investment in Millrose or the returns Millrose will, or is likely to, generate going forward.

If Millrose is not able to raise additional capital to fund its operations, or if it cannot access capital on attractive terms, it may not always have sufficient funding to maintain its operations.

Millrose entered into the Revolving Credit Agreement, which provides for a Revolving Credit Facility with commitments in an aggregate amount of $1.335 billion subject to borrowing base availability and completed the offering of the 2030 Notes and 2032 Notes for proceeds of $2.0 billion and may also seek to pursue additional debt financing, all of which may be available to manage cash needs and reduce drag on returns, as well as for use to provide the HOPP’R to Other Customers. However, there is no guarantee that such sources of additional cash will be obtained or will be sufficient to cover all of Millrose’s business growth initiatives. See “Management’s Discussion and Analysis of Financial Condition and Results of Operations of Millrose—Liquidity and Capital Resources” for more information. Additionally, the ability of Millrose to obtain additional debt financing is subject to the Debt to Equity Ratio Limit. In the future, Millrose may also seek additional third-party financing to satisfy any additional capital needs or raise capital through equity and debt issuances into the market. Sustained high interest rates, rate hike increases, prolonged high inflation, economic downturn and possible recessions in the future may impair Millrose’s ability to pay taxes and expenses to continue Millrose’s operations. As a recently formed company with a limited operating history, limited assets and few guarantors, it may be difficult for Millrose (including its subsidiaries) to obtain sufficient sources of capital funding, particularly during times of volatile or adverse economic and market conditions.

Given the structure of the Promissory Notes and the nature of certain terms of the Lennar Agreements (including the Recognition Agreement), Millrose (including its subsidiaries) may not be able to secure additional loans on attractive terms or at all, and Millrose may be limited in its and its subsidiaries’ ability to access the capital markets on terms acceptable for its business. Further, Millrose’s ability to pursue equity capital raises during the first 18 months following the Spin-Off may be limited by Lennar’s Effective Equity Price Protection Right, which may result in dilution and downward pressure on Millrose Class A Common Stock trading price. Additionally, pursuant to the Lennar Agreements, Millrose may not enter into any third-party financing arrangements if such financing arrangement would cause Millrose’s debt to equity ratio to exceed 1:1, unless it obtains the prior approval of Lennar. To the extent that Millrose raises additional capital through the sale of equity or convertible debt securities, the ownership interest of Millrose’s existing stockholders may be diluted, and the terms of such financing transactions may include liquidation or other preferences that adversely affect the rights of Millrose’s stockholders. Such capital raises would also impact how Millrose is able to use its available capital, given Lennar’s Capital Priority Right. Debt and receivables financings may be coupled with an equity component, such as warrants to purchase shares of Millrose common stock, which could also result in dilution of Millrose’s existing stockholders’ ownership. Capital raises through the issuance of equity or debt may also impact the stock price or value of Millrose Class A Common Stock, and if the stock price is suppressed, Millrose may not be able to raise the capital it needs through equity issuances. Millrose may be subject to stringent covenants and restrictions on the type of debt financing it may be able to secure in the future. If Millrose faces any challenges or obstacles in raising additional capital or securing third-party financing, including if it cannot do so on terms favorable to itself or at all, Millrose’s operating cash flow may be insufficient to satisfy its financial obligations. If financing is not available when Millrose or its subsidiaries need it, or is available on unfavorable terms, Millrose may be unable to efficiently manage its Real Estate Portfolio, perform its obligations under its agreements (for example, financing the Work under the Lennar Agreements), complete acquisitions of properties in the future or otherwise take advantage of business opportunities or respond to competitive pressures, any of which could materially and adversely affect its business, financial condition and results of operations.

Volatility in the market may impact Millrose’s ability to do business.

Any sustained period of high interest rates and even moderate inflation may increase operating costs, reduce the value of Millrose’s Real Estate Portfolio, increase the cost of capital and make raising capital difficult for Millrose and its subsidiaries, as applicable. Typically, home demand and prices will increase in low interest rate environments, but there can be no guarantee that this will always happen or that Millrose will be able to capitalize on the increased demand and prices if and when it does happen (and in any event, since Millrose is not selling homes itself and only on behalf of its customers, any potential benefits would be significantly limited). Changing general economic and financial market conditions could significantly reduce the value of land and other real estate assets, loans and other investments and reduce the amounts earned on those investments.

As a recently formed company, Millrose is also likely disadvantaged in competing with traditional Land Banking providers, some of which may have greater financial resources, a more established, loyal and consistently growing customer base, and stronger ability to weather adverse or volatile economic and market conditions than Millrose does.

As a holding company, Millrose’s dependence on its subsidiaries for cash flow may negatively affect its business.

Millrose is a holding company with no business operations of its own and it conducts all of its land acquisition and development operations through its subsidiaries. MPH Parent provides financing to each Other Customer through its subsidiaries. Millrose Holdings provides the HOPP’R to Lennar through the Property LLCs. MPH Parent and Millrose Holdings may also provide the HOPP’R to Lennar Related Ventures (with approval from Lennar, to be provided at Lennar’s discretion) or Millrose may provide the HOPP’R to such Lennar Related Ventures through one or more Other Subsidiaries as determined by Lennar and the Manager. All or substantially all of Millrose’s assets currently consist of (i) 100% of the membership interests of MPH Parent and (ii) the Promissory Notes and other similar notes issued by MPH Parent and its subsidiaries to Millrose. MPH Parent and its subsidiaries (including Millrose Holdings) (i) will distribute to Millrose (subject to limitations on the portion of Millrose’s income that can be dividends in compliance with the REIT Requirements) net earnings generated from the Monthly Option Payments after payments for taxes and expenses (including the Management Fee) and (ii) will pay monthly interest payments on the Promissory Notes. Accordingly, Millrose’s ability to pay its obligations is dependent upon dividends, interest payments and other distributions from Millrose’s subsidiaries to Millrose, and Millrose’s subsidiaries’ ability to earn revenue is dependent on Millrose’s customers performing its obligations under the HOPP’R agreements they have with Millrose. The ability of Millrose’s operating subsidiaries, including MPH Parent and Millrose Holdings, to pay dividends to Millrose is expected to be restricted by REIT Requirements, applicable Maryland law and the terms of any outstanding debt or credit facilities, and Millrose’s reliance on Lennar to continue providing Millrose with more deals.

As a holding company, Millrose is completely reliant on the success of the businesses operated by Millrose’s subsidiaries. Millrose intends to provide the HOPP’R to each customer through a separate subsidiary. However, this means that the sustainability of any given subsidiary will be dependent on the customer for which that subsidiary provides the HOPP’R. If one customer defaults on its obligations and fails to perform under its HOPP’R agreements with Millrose, it may force that subsidiary into credit defaults or bankruptcy, which may impact the operations of Millrose’s Other Subsidiaries, including MPH Parent, Millrose Holdings and Millrose’s business, financial condition and results of operations. If the customer is significant enough (e.g., Lennar), Millrose’s entire operations may be impacted and Millrose itself may need to enter into bankruptcy proceedings.

Your investment return may be reduced if Millrose is required to register as an investment company under the Investment Company Act.

Millrose intends to continue to conduct its operations so that none of Millrose, MPH Parent, Millrose Holdings, the Property LLCs or the Other Subsidiaries are investment companies under the Investment Company Act. However, there can be no assurance that Millrose and its subsidiaries will be able to successfully avoid operating as an investment company.

A change in the value of any of Millrose’s assets could negatively affect its ability to maintain its exemption from regulation under the Investment Company Act. To maintain compliance with the applicable exemption under the Investment Company Act, Millrose may be unable to sell assets it would otherwise want to sell and may need to sell assets Millrose would otherwise wish to retain. In addition, Millrose may have to acquire additional assets that it might not otherwise have acquired or may have to forego opportunities to acquire assets that Millrose would otherwise want to acquire and would be important to its investment strategy.

If Millrose were required to register as an investment company but failed to do so, it would become subject to substantial regulation with respect to Millrose’s capital structure (including Millrose’s ability to use borrowings), management, operations, transactions with affiliated persons (as defined in the Investment Company Act) and portfolio composition, including disclosure requirements and restrictions with respect to diversification and industry concentration, and other matters. Compliance with the Investment Company Act would, accordingly, limit Millrose’s ability to make certain investments and require Millrose to significantly restructure its business plan, which could materially adversely affect its NAV and its ability to resume paying distributions to its stockholders.

Millrose has a substantial amount of indebtedness. Millrose’s substantial indebtedness could adversely affect its ability to raise additional capital to fund its operations, limit its ability to react to changes in the economy or its industry, reduce its funds available for discretionary purposes, and increase the risk that Millrose might default on its indebtedness.

As of September 30, 2025, Millrose had approximately $2.0 billion of outstanding indebtedness, consisting of $2.0 billion of Senior Notes (as defined below). Millrose had no outstanding borrowings and $1.3 billion of availability under the Revolving Credit Facility. Millrose’s substantial indebtedness, could have important consequences for Millrose. For example, the substantial indebtedness could:

•	adversely affect Millrose’s ability to raise additional capital for working capital, capital expenditures, operations, debt service requirements, strategic initiatives or other purposes;

•	limit Millrose’s ability to react to changes in the economy or its industry, and restrict Millrose from engaging in development activities or exploiting business opportunities;

•	limit Millrose’s flexibility in planning for, or reacting to, changes in Millrose’s operations or business;

•	limit, along with the financial and other restrictive covenants in Millrose’s debt agreements, among other things, Millrose’s ability to borrow additional funds;

•

require Millrose to dedicate a substantial portion of its cash flow from operations to the repayment of its indebtedness, thereby reducing funds available to Millrose for discretionary purposes, including the payment of dividends and investing in business opportunities;

•

make it more difficult for Millrose to satisfy its obligations with respect to its indebtedness, and any failure to comply with the obligations of any of Millrose’s debt instruments, including restrictive covenants, could result in an event of default under the Indentures (as defined below) and the Revolving Credit Agreement;

•	make Millrose more highly leveraged than some of its competitors, which may place Millrose at a competitive disadvantage; or

•	make Millrose more vulnerable to downturns in its business or the economy.

In addition, the Revolving Credit Facility and the Indentures contain restrictive covenants that limit Millrose’s ability to engage in activities that may be in its long-term best interest. Millrose’s failure to comply with those covenants could result in an event of default which, if not cured or waived, could result in the acceleration of substantially all of its indebtedness.

Millrose may not be able to generate sufficient cash to service all of its indebtedness.

Millrose’s ability to pay principal and interest on its debt obligations will depend upon, among other things:

•

Millrose’s future financial and operating performance, which will be affected by prevailing economic, industry and competitive conditions and financial, business, legislative, regulatory and other factors, many of which are beyond Millrose’s control;

•

Millrose’s future ability to borrow under the Revolving Credit Facility, the availability of which depends on, among other things, Millrose complying with the covenants in the Revolving Credit Facility; and

•	Millrose’s future ability to raise funds by issuances of debt or equity securities or sales of assets.

Millrose cannot assure you that its business will generate cash flow from operations, that Millrose will be able to draw under the Revolving Credit Facility, or that Millrose will be able to issue debt or equity securities or sell assets in amounts sufficient to fund its liquidity needs, including the payment of principal and interest on its indebtedness.

Despite Millrose’s current indebtedness levels, Millrose may still be able to incur substantially more debt, including secured indebtedness, and other obligations.

Millrose may incur substantial additional indebtedness, including secured indebtedness, in the future, as well as other obligations. Although covenants under the Indentures and the Revolving Credit Facility limit Millrose’s ability to incur certain types of additional indebtedness, these restrictions are subject to a number of qualifications and exceptions and, under certain circumstances, debt incurred in compliance with these restrictions could be substantial. If new debt is added to Millrose’s existing debt levels, the related risks that Millrose faces would increase and may make it more difficult to satisfy its existing financial obligations. In addition, the Indentures and the Revolving Credit Facility do not limit Millrose from incurring obligations that do not constitute indebtedness as defined therein.

Millrose’s debt agreements contain restrictions that will limit its flexibility in operating its business.

The Revolving Credit Facility and the Indentures contain, and any other existing or future indebtedness of Millrose would likely contain, a number of covenants that will impose significant operating and financial restrictions on Millrose, including restrictions on Millrose and its subsidiaries’ ability to, among other things:

•	incur certain types of additional indebtedness, including guarantees of indebtedness;

•	create certain liens;

•	engage in certain sale and leaseback agreements;

•	effect certain mergers or consolidations, or sell all or substantially all of Millrose’s assets; and

•	alter the businesses we conduct.

As a result of these covenants, Millrose may be limited in the manner in which Millrose conducts its business, and Millrose may be unable to engage in favorable business activities or finance future operations or capital needs.

A breach of any of these covenants could result in a default under all or certain of Millrose’s debt instruments. In the event of any such event of default, the lenders thereunder could elect to:

•	terminate any future lending commitments;

•	declare all amounts outstanding, together with accrued and unpaid interest, to be immediately due and payable; and

•	require Millrose to apply all of its available cash to repay these amounts.

Millrose’s indebtedness subjects Millrose to interest rate risk.

Borrowings under the Revolving Credit Facility are at variable rates of interest, and therefore expose Millrose to interest rate risk. If interest rates increase, Millrose’s debt service obligations on the variable rate indebtedness will increase even though the amount borrowed remains the same, and Millrose’s net income and cash flows, including cash available for servicing Millrose’s indebtedness, will correspondingly decrease.

The indebtedness under the Indentures is at fixed rates of interest and is subject to call protection, which means that in certain circumstances Millrose would have to pay a premium if Millrose redeemed the indebtedness before maturity. If interest rates drop, Millrose’s debt service obligations on the fixed rate indebtedness would stay the same, and its cost of capital would be greater than if Millrose had borrowed at a variable rate of interest. Or if interest rates drop and Millrose elects to refinance its fixed rate indebtedness with variable rate indebtedness, Millrose might have to pay the call protection premium, which in some circumstances could be significant. In either case, Millrose’s cost of capital might be greater than that of its competitors, which could place Millrose at a competitive disadvantage.

Risks Related to Millrose’s Intellectual Property

Millrose entered into a HOPP’R License Agreement with a wholly-owned subsidiary of Lennar, which is critical to Millrose’s business. The HOPP’R Rights are owned by a subsidiary of Lennar, and any changes to the HOPP’R License Agreement will impact Millrose’s access to the HOPP’R Rights and may adversely impact its business.

Millrose’s business consists of providing the HOPP’R to Lennar and other future customers. However, Millrose does not own the HOPP’R Rights and must rely on a HOPP’R License Agreement to access the HOPP’R Rights. In connection with the Spin-Off, a wholly-owned subsidiary of Lennar granted Millrose a non-exclusive, royalty-free, non-transferrable license to use the HOPP’R Rights solely for Millrose’s benefit. The Manager is entitled to use Millrose’s HOPP’R Rights license in connection with the management and operation of Millrose. Millrose’s HOPP’R Rights license will be perpetual, subject to certain limited termination conditions. As such, Millrose, whether externally managed or internally managed, is expected to always have access to the benefit of the HOPP’R Rights, although there is no guarantee that this will always be the case. If Lennar’s subsidiary (or any future owner of the HOPP’R Rights) decides at any point to terminate Millrose’s HOPP’R Rights license as permitted in certain limited circumstances under Millrose’s HOPP’R License Agreement, Millrose will lose access to the HOPP’R Rights. Any loss of access to the HOPP’R Rights could disrupt Millrose’s business operations and prevent Millrose’s ability to provide the promised services under the Lennar Agreements and Other Agreements, creating the risk of breach of contract claims and other lawsuits. Losing access to the HOPP’R Rights could also prevent Millrose from being able to engage new customers who want to use the HOPP’R. Any loss of access to the HOPP’R Rights could have a material impact on Millrose’s business, financial condition or results of operations.

Additionally, since Millrose is the first publicly traded company to engage in large-scale recycled capital financing of land acquisition and Horizontal Development using the HOPP’R, and Lennar has historically not publicized or used the HOPP’R externally, Millrose is responsible for promoting the use and reputation of the HOPP’R trademark in the public markets. Although the HOPP’R is identified as what Millrose provides to its customers and is linked to its brand, quality and service experience, it does not own the trademark rights to “HOPP’R” and its license to use the HOPP’R trademark is non-exclusive. As such, Millrose has no control over who else may have rights to use the HOPP’R trademark in the future, what the trademark will be used for and whether the uses will be consistent with the way in which Millrose uses the HOPP’R trademark. Additionally, Lennar (through its subsidiary) as the owner of the trademark is able to set certain covenants, guidelines and standards with respect to the trademark. There can be no assurance that any such restrictions that Lennar or its subsidiary (or any successor assignee of the trademark) will maintain standards in line with the way Millrose intends to use the HOPP’R trademark. If any covenants, guidelines or standards are inconsistent with Millrose’s use of the trademark, it could negatively impact Millrose’s marketing strategies, which could affect Millrose’s business operations and financial condition.

Millrose business relies on its ability to provide the HOPP’R to its customers, and it may lose its competitive advantage against other land banks as other entities in the future may also acquire a license to provide the HOPP’R to their customers.

Millrose’s business consists of providing the HOPP’R to home builders. However, Millrose does not own the HOPP’R Rights and must rely on the HOPP’R License Agreement to access the HOPP’R Rights. Millrose’s HOPP’R Rights license is non-exclusive and will be granted by a wholly-owned subsidiary of Lennar.

As such, Lennar’s subsidiary may grant from time to time a license to use the same HOPP’R Rights as Millrose to Lennar, its affiliates and any other entity it deems appropriate at its sole discretion. Because Lennar’s subsidiary (or any future owner of the HOPP’R Rights) may license the

HOPP’R Rights to other land banks and other external managers that manage land banks, Millrose’s business could suffer, as Millrose might no longer be the only publicly traded entity that will engage in large-scale recycled capital financing of land acquisition and Horizontal Development using the HOPP’R. In the future, other companies may develop their own versions of the HOPP’R, there can be no assurance that Millrose’s HOPP’R will be able to provide the same features that competitor companies providing the HOPP’R may have and at the same prices that competitor companies providing the HOPP’R may be able to offer. In turn, there can be no certainty as to whether Millrose’s customers will remain with Millrose if its future competitors that also provide the HOPP’R offer better services and/or better prices than Millrose can. The potential loss of Millrose’s customer base, or even the expectation or appearance that Millrose may be losing its customer base, could adversely affect its business, financial condition and results of operations.

If Millrose loses its competitive advantage as the only publicly-traded company that provides the HOPP’R, it will need to rely on other strategies and find other distinguishing factors to market its business in this niche industry, which includes competitors that have significantly larger operations and resources, much longer operating histories as land banks, more credibility and developed reputation in the industry. Many of these competitors are also unencumbered by some of the restrictions to which Millrose is subject, including its Debt to Equity Ratio Limit and the Founder’s Rights, which may be viewed unfavorably by potential customers. If Millrose is not successful in pivoting its marketing strategy and finding other ways to compete against its peers and capitalize on other advantages that Millrose may have, there could be a material adverse impact on Millrose business, financial condition and results of operations.

Risks Related to the Land Banking Industry

There are substantial risks inherent in owning land for new home construction.

By providing an operational and capital solution for home builders and land development companies to finance the acquisition and development of land assets, Millrose is exposed to substantial risks in owning land assets for home builders which may or may not purchase these assets for home construction on the timelines Millrose expects or at all. Because the future use of these land assets comes with inherent uncertainties due to the uncertain prospective nature of home builder’s development plans, the risks inherent in owning land parcels increase as consumer demand for housing decreases and the holding period increases. As a result, Millrose may end up owning land assets on which homes cannot be profitably built and sold. In certain circumstances, a grant of entitlements or development agreements with respect to a particular parcel of land may include restrictions on the transfer of such entitlements to a buyer of such land, which could negatively impact the price of such entitled land by restricting its ability to sell it for its full entitled value. In addition, inventory carrying costs can be significant and can result in reduced margins or losses in poorly performing communities or markets.

Additionally, deteriorating market conditions could cause Millrose to record significant inventory impairment charges. The recording of a significant inventory impairment could negatively affect Millrose’s earnings and negatively impact the market perception of its business.

Millrose’s business is susceptible to risks from natural disasters, geopolitical events and other events outside of Millrose’s control that may delay development on the land Millrose holds for home builders.

The Lennar Agreements and any similar agreements Millrose may enter into with any customers in the future require it to hold land assets for its customers while they develop the Homesites before they purchase them from Millrose. Millrose’s properties are located in various concentrated geographical areas across the United States, and any development of such land assets may be delayed due to natural disasters and geopolitical events that happen in the areas in which these land assets are located. As such, Millrose and its customers are subject to risks and could be exposed to additional costs from adverse weather, natural disasters and adverse impact from global climate change. For example, some of the land assets Millrose owns are in zones that are at risk for natural disasters and could be severely damaged or destroyed by such disasters, including unexpected phenomena (for example, earthquakes and landslides) and physical climate risks that could materialize as either singular extreme weather events (for example, hurricanes, tornadoes, floods, storms and wildfires) or through long-term impacts of climatic conditions (for example, precipitation frequency, weather instability and rise of sea levels). Such events may result in delays of development work on such land, which may have material impacts on Millrose’s business, financial condition or results of operations.

Additionally, the value of the land may fluctuate over time as a result of factors outside of its control, including, but not limited to, developments on surrounding land that impact the value of its land assets, changes in zoning laws or other regulations that might impact how Millrose’s customers can use these land assets, and changing trends in the movement of social populations that guide which areas are “hot spots” for development. As of the date of this prospectus, a significant amount of Millrose’s land assets was concentrated in three states (California, Florida and Texas), with a substantial portion located in Florida and Texas. The geographic concentration of such land assets could cause Millrose to be more susceptible to adverse weather, economic or regulatory changes, or developments in the markets in which Millrose’s future properties will be located than if Millrose owned a more geographically-diverse portfolio.

Further, although Millrose is not aware of any pending material issues at this time, its properties in the United States are subject to eminent domain, and the compensation Millrose receives from any government entity in connection with an eminent domain acquisition may not be sufficient to cover the costs Millrose may owe its customers in such situations.

Millrose’s insurance coverage may not cover all potential losses.

The Manager, on behalf of Millrose and its subsidiaries, maintains general liability insurance policies for common liability claims from third parties, including slip and fall accidents and other common third-party risks. The Manager may also purchase specific insurance policies for individual investments or blanket policies covering multiple investments and participants and their respective affiliates. Additionally, in accordance with the terms of the Lennar Agreements, Lennar is required to maintain certain types of insurance for the Lennar Assets that Millrose Holdings acquires pursuant to the Lennar Agreements. The Manager is responsible for confirming that the Lennar Assets acquired pursuant to the Lennar Agreements are insured by Lennar consistent with industry standards, and for securing insurance for anything that is not otherwise covered by Lennar’s insurance with respect to the Lennar Assets. The Manager expects to maintain insurance policies (similar to the ones subscribed by Lennar) on any land assets that Millrose may acquire that would not otherwise be insured by its customers. It is the Manager’s responsibility to ensure that, between the insurance provided by any of Millrose’s customers and the insurance the Manager secures on Millrose’s behalf, Millrose’s entire Real Estate Portfolio is adequately insured, consistent with industry standards, including commercial general liability insurance. Insurance that the Manager secures on Millrose’s behalf is paid for by the Manager, and such costs are covered by the Management Fee. However, there is no guarantee that Millrose will always be completely covered by insurance, and there may be gaps that the Manager does not identify in time or at all, which could result in material impacts to Millrose’s business. Because Millrose is not sourcing and vetting the insurance provided by customers (including Lennar), the existence and quality of the insurance, including the scope of coverage, is out of Millrose’s control. As such, Millrose cannot provide any assurance that it will always have sufficient insurance to cover every liability it may be exposed to, whether it be from insurance that the Manager secures for Millrose or insurance from Millrose’s contractual relationships with Lennar and any Other Customers. In the event any such insurance should lapse (either intentionally or inadvertently) by Millrose’s customers, Millrose may be negatively impacted if it cannot find adequate alternative coverage in a timely manner and on suitable terms when such lapses occur.

Certain losses that may impact Millrose’s Real Estate Portfolio, including losses from floods, earthquakes, acts of war, acts of terrorism or riots and pandemics, generally are not insured against or not fully insured against because it is not deemed economically feasible or prudent to do so. If an uninsured loss or a loss in excess of insured limits occurs with respect to one or more of its properties, Millrose could experience a significant loss of capital invested and future revenues in these land assets and could potentially remain obligated under any recourse debt associated with the land asset.

Pursuant to the Lennar Agreements, Lennar is responsible for all Horizontal Development and any home construction done on the Homesites, including if anything is damaged during development. Lennar is responsible for sourcing and maintaining property insurance coverage for any such damage. However, Lennar’s insurance and responsibility for such risks and damages extends only until they determine not to exercise any Purchase Options with respect to any Homesites. Therefore, in the event Lennar decides not to exercise or forfeit its Purchase Options with respect to any Homesites, Millrose will be fully responsible for any issues that may arise with respect to the land, any completed or in-progress Horizontal Development and home construction Lennar has already done. Millrose may not be able to find adequate or any insurance coverage or other protection in a timely manner if this were to happen, particularly since any such decision from Lennar would impact an entire pool of properties, and not just an individual property. The lack of adequate insurance and protections may also impact Millrose’s ability to sell the properties to a third-party buyer. Furthermore, Millrose cannot be sure that insurance companies the Manager finds are able to offer products with sufficient coverage for Millrose’s business operations at commercially reasonable rates in cases where Lennar stops their insurance coverage. If Millrose experiences a loss that is uninsured or that exceeds insured limits with respect to one or more of its land assets or if the insurance companies fail to meet their coverage commitments to Millrose in the event of an insured loss, then Millrose could lose the capital invested in the damaged land assets, as well as the anticipated future revenues from those land assets and, if there is recourse debt, then Millrose would remain obligated for any mortgage debt or other financial obligations related to the land assets. Any such losses or higher insurance costs could materially and adversely affect its business, financial condition and results of operations. We expect the Other Agreements to contain similar terms with regard to property insurance.

Millrose’s inability to successfully acquire an adequate inventory of land assets at reasonable prices could adversely impact Millrose’s operations.

To the extent that Lennar desires that Millrose purchases any Future Property Assets, pursuant to the Lennar Agreements, Lennar is responsible for identifying any and all Future Property Assets and is responsible for negotiating the purchase price of any such Future Property Assets. As Millrose does not have the ability to identify Future Property Assets itself and cannot control the purchase price with respect to any Future Property Assets that Millrose may acquire pursuant to the Lennar Agreements (or any substantially similar agreements that Millrose may enter into with any Lennar Related Ventures or Other Customers in the future), Millrose’s customers (including Lennar) may not be able to secure any Future Property Assets at reasonable prices, which could adversely impact Millrose’s operations.

Millrose’s results of its operations may in the future depend in part upon Millrose’s ability to successfully identify, acquire and own an adequate number of land assets in desirable locations. Even if Millrose has an adequate number of transaction agreements with various customers, there is no guarantee when or if (or to what extent) they will offer Millrose new business opportunities or land asset transactions. There can also be no assurance that an adequate supply of land assets will be available to Millrose on favorable terms, or that will make relevant land asset targets for the HOPP’R. Even if the Manager finds any appropriate land assets, it may not be presented to Millrose’s customers under the Allocation Policy, and such land assets may instead be allocated to traditional Land Banking entities that Kennedy Lewis manages (who may be Millrose’s competitors in the market).

An insufficient supply of land assets in customers’ markets, any hindrance or inability of Millrose to convey owned Homesites to customers as a result of government regulations (or for other reasons), or Millrose’s inability to purchase or finance Homesites on reasonable terms could have a material adverse effect on Millrose’s business, financial condition and results of operations. Any land shortages or any decrease in the supply of suitable land at reasonable prices could result in increased land costs. If the fair market value of properties declines from their original values at the time Millrose enters into option agreements with any customers, Millrose may have to reduce option exercise prices in order to induce home builders to exercise options or otherwise to purchase properties from Millrose. Since Lennar has the right to adjust its Monthly Option Payment rate for subsequent Proposed Projects to any lower rate Millrose may negotiate with any non-Lennar customer, a significant portion of Millrose’s future Real Estate Portfolio, as well as Millrose’s ability to finance the acquisition and development of land assets for Millrose’s customers, will likely be impacted in the event the Manager negotiates a lower monthly option payment rate with another customer during a time of market downturns and Lennar exercises its right to adjust its Monthly Option Payments for future Proposed Projects going forward.

A decline in prices of new homes could require Millrose to write down the carrying value of land it owns.

Millrose’s assets consist of land that Millrose will hold for Lennar and potentially any Other Customers, to be resold to them for use in home building operations. The value of land suitable for residential development fluctuates depending on local and national market conditions and other factors that affect demand for new homes. When demand for homes fell during the 2007-2009 recession, landowners, such as Lennar, were required to take significant write-downs of the carrying value of land inventory. If market conditions were to deteriorate significantly in the future, Millrose could be required to make significant write-downs of the carrying value of its land assets inventory and Millrose could be forced to reduce the purchase prices in order to induce option holders to purchase properties.

Land assets and real estate investments are not as liquid as certain other types of assets, which may reduce economic returns to stockholders.

Land assets and real estate investments are not as liquid as certain other types of investments, and this lack of liquidity may limit Millrose’s ability to react promptly to changes in economic or other conditions. Significant expenditures associated with real estate investments, such as secured mortgage debt payments, real estate taxes and maintenance costs, are generally not reduced when circumstances cause a reduction in income from the investments. As Millrose expects to elect REIT status, it will only be able to hold property for sale in the ordinary course of business through TRSs in order to not incur punitive taxation on any gain from the sale of such property. Millrose may dispose of certain land assets that have been held through TRSs subject to its agreements with Lennar or any Other Customers to generate liquidity.

To the extent permitted by Millrose’s existing and any new business arrangements with Lennar and Other Customers, and if Lennar elects not to exercise its option to acquire certain land assets from Millrose Holdings, Millrose may decide to sell land assets to third parties to generate proceeds to fund its capital deployment activities. The price for which Millrose can sell properties to third parties or sell homes it builds may be significantly less than the amounts of its investments. Millrose’s ability to sell land assets on advantageous terms is affected by: (i) competition from other owners of land assets that are trying to dispose of their land assets; (ii) economic and market conditions, including the capitalization rates applicable to Millrose’s land assets; and (iii) other factors beyond Millrose’s control, including general economic conditions. If Millrose’s competitors sell assets similar to assets Millrose intends to divest in the same markets or at valuations below Millrose’s valuations for comparable assets, Millrose may be unable to divest its assets at favorable pricing or at all. The third parties who might acquire Millrose’s land assets may need to have access to debt and equity capital, in the private and public markets, in order to acquire land assets from Millrose. Should they have limited or no access to capital on favorable terms, then dispositions could be delayed.

If Millrose (including MPH Parent and Millrose Holdings) does not have sufficient cash available to Millrose through its operations or sales of land assets or available credit facilities to continue operating its business as usual, Millrose and Millrose Holdings may need to find alternative ways to increase its liquidity. Such alternatives may include, without limitation, divesting land assets at less-than-optimal terms or incurring debt. There can be no assurance, however, that such alternative ways to increase Millrose’s liquidity will be available to Millrose or that Millrose will continue to qualify as a REIT if it pursues such alternative ways to increase Millrose’s liquidity. Additionally, taking such measures to increase Millrose’s liquidity may adversely affect its business, and in particular, its distributable cash flow and debt covenants in any debt agreements that Millrose may enter into in the future.

Millrose cannot make any assurances that its growth or expansion strategies will be successful, and it may incur a variety of costs to engage in such strategies, including through new asset acquisitions, and the anticipated benefits may never be realized.

Millrose’s significant lack of diversification in its business operations and investment portfolio and its customer base severely limits how well Millrose can compete against traditional Land Banking entities, such that Millrose is not able to carve out a sustainable market share for itself and sustain Millrose’s operations independently from Lennar. Currently, Lennar is Millrose’s largest customer. Although Millrose has Other Customers, it only has a limited number of definitive arrangements to acquire additional assets, to form or acquire more subsidiaries, or to obtain any other business besides the Lennar Agreements. Further, as of the date of this prospectus, Millrose has limited business relationships with Lennar Related Ventures and Other Customers. There is no guarantee to what extent Millrose will be able to attract additional Other Customers. Lennar’s Capital Priority Right may also limit the amount of available capital Millrose has to provide the HOPP’R to customers other than Lennar.

While Lennar is Millrose’s largest customer as of the date of this prospectus, Millrose has entered into agreements with Other Customers and continues to engage in discussions with other home builders who are interested in becoming new customers, but there is no guarantee that Millrose will continue to be successful in negotiating agreements with additional customers and there is no guarantee that Millrose will be able to secure additional business arrangements with additional home builders outside of Lennar in any given timeframe.

Additionally, Millrose may in the future significantly increase the size and/or change the mix of its Real Estate Portfolio or acquire or otherwise enter into new lines of business. Millrose may be unable to successfully and efficiently integrate newly-acquired assets or businesses into its existing operations or otherwise effectively manage its Real Estate Portfolio or its growth effectively. In addition, increases in its Real Estate Portfolio and/or changes in the mix of its Real Estate Portfolio or additional lines of business may place significant demands on the Manager’s administrative, operational, asset management, financial and other resources. Any failure to manage increases in Millrose’s size effectively could adversely affect Millrose’s business, financial condition and results of operations.

Real estate valuation is inherently subjective and uncertain, and is subject to change, especially during periods of volatility.

The valuation of land and real estate and therefore the valuation of Millrose’s land assets is inherently subjective due to, among other factors, the individual nature of each property, its location, the expected future revenues from that particular property and the valuation methodology used. As a result, the valuation of Millrose’s land and other real estate assets is subject to a large degree of uncertainty and is made on the basis of assumptions and methodologies that may not prove to be accurate. Regardless of whether a valuation is accurate at the time it is completed, all valuations are subject to change, especially during periods of market volatility or reduced demand for real estate. The valuation of land assets Millrose will hold and loans Millrose may own in the future may not reflect the price at which such asset or loan is ultimately going to be sold (particularly given the terms of Millrose’s existing agreements with Lennar, and any similar terms Millrose may be subject to in future agreements with Other Customers), and the difference between that valuation and the ultimate sales price could be material. Valuation methodologies are subject to change from time to time. Additionally, real estate option contracts will be subject to local contract laws that will differ between the various jurisdictions in which Millrose operates, and the underlying real estate to those option contracts will be subject to regulatory risk from federal, state, and local regulators.

Millrose’s ability to satisfy the asset tests to qualify as a REIT depends upon its analysis of the fair market values of Millrose’s TRS ownership interests. These fair market values will depend, at least in part, on the values of Millrose’s TRSs’ land assets, some of which will not be susceptible to a precise determination given their undeveloped nature, and for which Millrose will not obtain independent appraisals. Accordingly, there can be no assurance that the IRS will not contend that Millrose’s TRS ownership interests cause a violation of the REIT asset tests.

Millrose may acquire land assets, and entities holding such land assets, that involve risks that could adversely affect Millrose’s business and financial condition.

The acquisition of land assets involves risks, including the risk that the acquired assets will not perform or be suitable for its intended purpose as anticipated. Under the Lennar Agreements, Lennar has the obligation to evaluate, assess and vet any Future Property Assets that it decides, at its sole discretion, to present to Millrose. When Millrose acquires new land assets, Millrose may have to bear the risks associated with entering a new market, such as a lack of market knowledge or understanding of the local economy, forging new business relationships in the area and unfamiliarity with local government and permitting procedures. KL, while it has extensive experience with Land Banking, also does not have experience as a home builder or real estate developer. As a result, if a home builder defaults or otherwise does not exercise its purchase option on any such Homesites following the completion of the Horizontal Development then Millrose will need to either construct homes on such Homesites on its own, engage a third party to construct the homes, or sell the Homesites without completing home construction in order to recover Millrose’s invested capital. Any such home construction and/or disposition may involve significant costs and require real estate development expertise, which KL does not have. As such, Millrose would not be able to do any home construction itself without expending significant costs in hiring new personnel who have the requisite skills and expertise, and such costs may not be covered (in part or at all) by the Management Fee. KL may also not be best positioned to effectively oversee any third-party home builders, as they do not have the relevant experience or expertise in home construction. Selling assets without completing home construction will likely negatively impact the price of the assets, particularly because Lennar would be unlikely to let Purchase Options expire unless the value of the properties has become significantly less than the applicable option exercise prices. Any failure to at least recoup the amounts Millrose has invested in developing and selling such assets would negatively impact Millrose’s financial results. Additionally, there is, and it is expected there will continue to be, significant competition for land assets that meet the Program Criteria, as well as risks associated with obtaining financing for further acquisitions of land assets.

Millrose may change the profile of its Real Estate Portfolio without stockholder consent.

Millrose’s Real Estate Portfolio currently primarily consists of the Lennar Assets. These properties are expected to have a relatively short cash conversion cycle.

There can be no assurance that the profile of Millrose’s Real Estate Portfolio will always be similar to that of the Lennar Assets. Currently, Millrose’s largest customer is Lennar. There is no certainty that Millrose will be able to successfully negotiate with regard to land assets that share similar characteristics with the Lennar Assets. Although Millrose expects some of its future land assets to generally match the profile of the Lennar Assets, Millrose expects that many of its future land assets may have a different profile. Millrose may also need to make adjustments to its Real Estate Portfolio based on real estate market conditions and available business opportunities, and Millrose may change its Investment Guidelines at any time without the consent of its stockholders, subject to the terms of its agreements with Lennar. In the future, Millrose may make business decisions that result in it making investments in land assets that are different from, and possibly riskier than, the Lennar Assets. In connection with such changes in Millrose’s targeted land assets and strategies, Millrose’s Board may change its policies over time. In the future, a change in Millrose’s targeted land assets acquisition guidelines may occur without notice to you or without your consent, may increase Millrose’s exposure to interest rate risk, default risk and real estate market fluctuations, all of which could materially adversely affect the value of Millrose common stock, Millrose’s ability to make distributions to you and Millrose’s business, financial condition and results of operations.

Risks Related to Millrose’s Management Structure

Millrose depends upon key personnel of KL, and if KL cannot recruit and retain key personnel for Millrose, its business, financial condition and results of operations could be significantly impacted.

Millrose is an externally-managed company, and therefore it does not, and will not, have any internal management capacity and it does not have any employees. It depends to a significant degree on the diligence, skill and network of business contacts of the management team and other key personnel of KL, all of whom may be difficult to replace. KL is obligated to supply it with substantially all of Millrose’s senior management team, including all of the members of Millrose’s management team that are named in this Prospectus. Millrose expects that KL will evaluate, negotiate, structure, close and monitor Millrose’s Real Estate Portfolio in accordance with the terms of the Management Agreement and provide the HOPP’R to Lennar pursuant to the Lennar Agreements and any of Millrose’s Other Customers pursuant to Other Agreements.

As detailed in the Management Agreement with KL, as Millrose’s Manager, subject to business acquisition, investment, leverage and other guidelines or policies adopted by Millrose’s Board, KL has significant discretion regarding the implementation of Millrose’s business and operating policies and strategies. Accordingly, Millrose believes that its success depends significantly upon the experience, skill, resources, relationships and contacts of the senior officers and key personnel of KL. In particular, Millrose’s success depends to a significant degree upon the contributions of its officers, all of whom are currently senior officers of KL. Millrose does not have employment agreements with any of these key personnel and does not have key person life insurance on any of them. None of these key personnel are required by any agreement to dedicate a specified allocation of their time to Millrose. If any of Millrose’s officers were to cease their affiliation with Millrose or KL, KL may be unable to find suitable replacements, and Millrose’s operating results could suffer. Millrose believes that its future success will depend, in large part, upon KL’s ability to hire and retain highly skilled managerial, operational and marketing personnel. Competition for highly skilled personnel is intense, and KL may be unsuccessful in attracting and retaining such skilled personnel. If Millrose loses or is unable to obtain the services of highly skilled personnel, its ability to implement its business strategies could be delayed or hindered, and there could be a material adverse effect on its business, financial condition and results of operations.

Millrose also depends upon the senior professionals of KL to maintain relationships with sources of potential business opportunities, and Millrose relies upon these relationships to provide Millrose with potential business opportunities. Millrose cannot assure you that these individuals will remain employed by KL and continue to provide indirect business advice to Millrose. KL is under no obligation to bring potential new business opportunities or contacts to Millrose. If these individuals, including the members of the management team of KL, do not maintain their existing relationships with KL, maintain existing relationships or develop new relationships with other sources of business opportunities, Millrose may not be able to successfully finance the acquisition and development of land assets or grow its portfolio in future, should it choose to expand. Millrose is reliant on KL and KL’s management team to maintain Millrose’s existing relationships with Lennar, including pursuant to the ongoing obligations under the Lennar Agreements and the agreements that Millrose expects to negotiate with other home builders. Kennedy Lewis and Lennar have a longtime business relationship with each other, and an adverse change in the relationship between Kennedy Lewis and Lennar could affect Millrose’s relationship with Lennar because Millrose is entirely managed by KL (which is an affiliate and wholly-owned subsidiary of Kennedy Lewis). Any such impact to Millrose’s relationship with Lennar may have significant impacts to Millrose, since Lennar is Millrose’s primary customer (by transaction size) and source of revenue. In addition, individuals with whom the senior professionals of KL have relationships will not necessarily provide Millrose with business opportunities and as such, any business opportunities that are generated through those relationships will be subject to the Allocation Policy (see “Agreements Between Lennar and Millrose and Other Related Party Transactions—Transactions with the Manager—Management Agreement” for more information). Therefore, Millrose can offer no assurance that such relationships will generate business opportunities for itself.

KL can terminate the Management Agreement on 60 days’ notice under certain circumstances, and Millrose may not be able to find a suitable replacement within that time, resulting in a disruption in Millrose’s operations that could adversely affect its business, financial condition and results of operations.

The Management Agreement gives the Manager the right to terminate the Management Agreement effective upon 60 days’ prior written notice of termination to Millrose in the event that Millrose defaults in the performance of any material term, condition or covenant contained in the Management Agreement and such default continues for a period of 30 days after written notice thereof specifying such default (or 45 days after written notice of such breach if Millrose takes steps to cure such breach within 30 days of the written notice), whether Millrose has found a replacement or not. If the Manager terminates the Management Agreement, Millrose may not be able to find a new adviser or hire internal management with similar expertise and ability to provide the same or equivalent services on acceptable terms within 60 days, or at all. In the event that Millrose terminates the Management Agreement without cause, Millrose would be obligated to pay a Termination Fee pursuant to the Management Agreement and may have difficulty finding a suitable replacement manager.

Additionally, pursuant to Lennar’s Management Succession Consent Right included in the Founder’s Rights Agreement, if the Management Agreement is terminated for any reason (with or without cause), then Lennar will have a consent right over the appointment of a new manager, which may delay Millrose’s ability to appoint a replacement manager. Lennar’s Management Succession Consent Right also gives Lennar a consent right over any management agreement that Millrose may enter into with a new or existing manager. If Millrose is unable to appoint a replacement manager quickly, its operations are likely to experience a disruption and its financial condition, business and results of operations, as well as its ability to pay distributions, are likely to be adversely affected. In addition, the coordination of Millrose’s management and business activities is likely to suffer if Millrose is unable to identify and reach an agreement with a single institution or group of executives having the experience possessed by KL. Even if Millrose is able to retain comparable management, the integration of such management and its lack of familiarity with Millrose’s business objectives may result in additional costs and time delays that may materially adversely affect Millrose’s business, financial condition and results of operations.

You have limited control over changes in Millrose’s policies and operations, which increases the uncertainty and risks you face as a stockholder.

Millrose’s Board has discretion to determine its major policies, including the policies and guidelines described herein, subject to any existing contractual obligations and limitations described herein. Millrose’s Board may amend or revise these and other policies without your vote. Millrose’s Board’s broad discretion in setting policies and your inability to exert control over those policies increases the uncertainty and risks you face as a stockholder.

Further, Millrose’s Board may be constrained by the terms of the Founder’s Rights Agreement between Millrose and Lennar, pursuant to which Lennar has an approval right over certain Board actions including appointment of a replacement manager pursuant to Lennar’s Management Succession Consent Right. Additionally, Millrose’s Charter includes a number of protective governance provisions, which provide that certain actions require a vote of approval of the holders of Millrose Class B Common Stock, voting separately as a class, in addition to the approval of the holders of the Millrose Class A Common Stock and Millrose Class B Common Stock, voting together without regard to class. The Miller Family owns 98.7% of the Millrose Class B Common Stock, which gives them 43% of the voting power of all Millrose’s outstanding stock, and could be expected to vote that stock in what they believe to be Lennar’s best interests. The Founder’s Rights Agreement terms and the protective governance provisions may limit your ability as a stockholder, particularly as a holder of Millrose Class A Common Stock, to exert influence over Millrose’s policies and operations.

KL, as Millrose’s Manager, is authorized to follow broad operating and business guidelines and, therefore, has discretion in identifying and managing the land assets that are appropriate investments for Millrose, as well as Millrose’s individual operating and business decisions. Millrose’s Board periodically reviews Millrose’s operating and business guidelines and Millrose’s operating activities and investments, but it does not review or approve each decision made by the Manager on Millrose’s behalf. In addition, in conducting periodic reviews, Millrose’s Board relies primarily on information provided to it by the Manager. Furthermore, transactions entered into by KL, as Millrose’s Manager, may be costly, difficult or impossible to unwind by the time they are reviewed by Millrose’s Board. Millrose’s Manager has great latitude within the broad parameters of Millrose’s business acquisition guidelines in determining the types and amounts of assets in which to acquire and invest on Millrose’s behalf, including consummating transactions that may result in returns that are substantially below expectations or result in losses, which would materially and adversely affect Millrose’s business, financial condition and results of operations. In the future, the Board may be subject to increased limitations resulting from Other Agreements or alternatively the Board may have increased flexibility in Millrose’s business operations.

Millrose pays substantial fees to KL, which payments reduce the funds Millrose has available for distribution to shareholders. There is also no guarantee that KL will be successful identifying and consummating new business opportunities with Other Customers, which also increases the risk that you will not earn any returns on your investment.

Pursuant to the Management Agreement, Millrose pays significant fees to KL, including the Management Fees. Those fees include advisory and administrative fees and obligations to reimburse KL in limited circumstances as described in the Management Agreement for certain expenses they incur in connection with providing services to Millrose (not including fees incurred in connection with extraordinary litigation and mergers and acquisitions and other events outside Millrose’s ordinary course of business, including, in certain circumstances, costs associated with the ownership and maintenance of land). However, the payment of such fees to KL does not guarantee that KL is able to successfully manage Millrose’s land assets and its existing business relationship with Lennar. Millrose relies on KL, as its Manager, to identify and consummate new business opportunities for Millrose. However, available capital for transactions with Other Customers and Lennar Related Ventures is subject to Lennar’s Capital Priority Right. There is no guarantee when or if (or to what extent) KL will be able to successfully identify and consummate appropriate and suitable business opportunities for Millrose. KL may not be successful in identifying opportunities and new customers that meet Millrose’s criteria. Additionally, Lennar’s extensive skillsets, knowledge, experience and expertise that will be applied to the benefit of Millrose Holdings with respect to Future Property Assets acquired pursuant to the Master Program Agreement is not available to Millrose for any Future Property Assets acquired for Other Customers. There is also no guarantee that KL can successfully manage any new projects added to Millrose’s portfolio in future.

Millrose’s ability to make investments on favorable terms may be constrained by several factors including, but not limited to, the terms and restrictions of Millrose’s agreements with Lennar or competition from traditional Land Banking providers with significant capital, including institutional investment funds, which may significantly increase transaction costs, and/or the inability to finance a transaction on favorable terms or at all. The failure to identify or consummate additional acquisitions or future dispositions of land assets with Other Customers on satisfactory terms, or at all, may impede Millrose’s growth and negatively affect Millrose’s cash available for distribution to its stockholders.

If Millrose internalizes its management functions, it could incur significant costs associated with being self-managed.

Subject to the terms of the Management Agreement, in the future, Millrose’s Board may consider internalizing the functions performed for Millrose by KL, as its Manager. The method by which Millrose could internalize these functions could take many forms. There is no assurance that internalizing Millrose’s management functions will be beneficial to Millrose and its stockholders. Any internalizing of management could result in a dilution of your interests as a stockholder and could reduce earnings per share and adversely affect Millrose’s results of operations. Additionally, Millrose may not realize the perceived benefits, Millrose may not be able to properly integrate a new staff of managers and employees and Millrose may not be able to effectively replicate the services provided previously by KL or its affiliates. Internalization transactions have, in some cases, been the subject of litigation. Even if these claims are without merit, Millrose could be forced to spend significant amounts of money defending claims that would reduce the amount of funds available for Millrose to invest in land assets or other investments and to pay distributions. All of these factors could have a material adverse effect on Millrose’s results of operations, financial condition and ability to pay distributions.

The termination of the Management Agreement with KL may require Millrose to pay a substantial termination fee, including in the case of a termination for unsatisfactory performance, which may limit Millrose’s ability to end its relationship with KL.

The terms of the Management Agreement with KL automatically extend each year for an additional one-year period. Millrose has the right to terminate the Management Agreement, as well as the Manager in certain circumstances, as described further under “Agreements Between Lennar and Millrose and Other Related Party Transactions—Transactions with the Manager—Management Agreement.” However, if Millrose terminates the Management Agreement without cause, as defined in the Management Agreement, Millrose will be obligated to pay KL the Termination Fee. These provisions substantially increase the cost to Millrose of terminating the Management Agreement without cause, which may limit Millrose’s ability to end its relationship with KL as the Manager. The payment of the Termination Fee could have a material adverse effect on Millrose’s financial condition, including its ability to pay distributions to its stockholders.

As such, if Millrose terminates the Management Agreement other than for cause, it is obligated to pay KL the Termination Fee which will be substantial. For these reasons, the terms of the Management Agreement, including the Termination Fee may discourage Millrose from replacing the Manager.

Any adverse changes in the financial health of KL or its affiliates or Millrose’s relationship with them could hinder its operating performance and the return on your investment.

Millrose is dependent on KL to manage its operations and acquire and manage its portfolio of land and other real estate assets. Under the direction of Millrose’s Board, KL makes all decisions with respect to the management of Millrose’s business operations and life as a public company. KL depends upon the fees and other compensation that it receives from Millrose in connection with managing Millrose to conduct its own operations. Any adverse changes in the financial condition of KL or its affiliates, or Millrose’s relationship with KL, could hinder its ability to successfully manage Millrose’s operations and Millrose’s portfolio of investments, which would adversely affect Millrose and its stockholders.

There are significant potential conflicts of interest that could affect Millrose’s business returns.

As a result of its arrangements with KL, there may be times when KL or its affiliates have interests that differ from those of Millrose’s stockholders, giving rise to a conflict of interest. For example, there may be potential conflicts of interest if Millrose needs to compete for the time and services of personnel from KL that work for Millrose and its subsidiaries, as none of Millrose’s officers are required by any agreement to dedicate a specified allocation of their time to Millrose, or if the compensation payable by Millrose to KL for their services may not be on market terms and may be payable whether or not Millrose’s stockholders receive any distributions.

KL is an affiliate and wholly-owned subsidiary of Kennedy Lewis. Kennedy Lewis has a long business relationship with Lennar and has had Land Banking engagements with Lennar through other entities. Prior to the Spin-Off, Kennedy Lewis was acting as a strategic advisor to Lennar in the structuring of the Spin-Off, the formation of Millrose and Millrose Holdings, and the preparation of the various agreements and documentation related to the Spin-Off and Millrose’s relationship with Lennar following the Spin-Off, for which it received no payment. Kennedy Lewis has also been involved in negotiating with Lennar the terms of the Management Agreement, including the amount of the Management Fee. Although Kennedy Lewis was involved in such capacities as Lennar’s strategic advisor in connection with the Spin-Off, prior to the Spin-Off, Kennedy Lewis (either directly or through KL) was not acting in any capacity on Millrose’s behalf, including with respect to the negotiations of the Lennar Agreements with Lennar and the preparation of Millrose’s organizational documents and corporate policies. As such, in each case, Kennedy Lewis’ involvement and consultation was as a strategic advisor to Lennar regarding the Spin-Off, and not on behalf of Millrose. Given Kennedy Lewis’s relationship with Lennar, which initially is Millrose’s primary and largest customer and Millrose’s primary customer for the foreseeable future, there may arise significant potential conflicts of interest if KL needs to renegotiate the terms of any Lennar Agreements with Lennar.

Further, KL’s team serves or may serve as officers, directors or principals of entities that operate in the same or a related line of business as Millrose does, or of investment funds managed by Kennedy Lewis or its affiliates. Similarly, Kennedy Lewis or its affiliates may have Other Customers with similar, different or competing business objectives. While KL does not intend to manage any other business or entity other than Millrose (including Millrose’s subsidiaries), Kennedy Lewis, an affiliate and parent company of KL, has other subsidiaries like KL that manage various businesses, private funds and other entities, including some that provide Land Banking in some capacity (including residential Land Banking). Kennedy Lewis’ fees for those services may exceed KL’s net income from acting as the Manager. In serving in these multiple capacities, Kennedy Lewis or its affiliates may have obligations to other customers or investors in those entities, the fulfillment of which may not be in the best interest of Millrose or its stockholders. For example, the management team of KL has, and will continue to have, management responsibilities for investment funds, accounts or other investment vehicles managed or sponsored by Kennedy Lewis or its affiliates. Millrose’s business objectives may overlap with the business objectives of such affiliated investment funds, accounts or other investment vehicles. As a result, those individuals may face conflicts in the allocation of business opportunities among Millrose and other investment funds or accounts advised by or affiliated with Kennedy Lewis. KL does not directly manage any entities other than Millrose. However, Kennedy Lewis, an affiliate and the parent of KL, owns other subsidiaries that are substantially similar to KL and manage other companies, including potential competitors, in the residential real estate industry, which are providing, or may provide, Land Banking. See “Agreements Between Lennar and Millrose and Other Related Party Transactions—Transactions with the Manager” for more information.

Millrose may seek business opportunities to provide financing to new customers. In the event any new transactions require Millrose, or give Millrose the flexibility to, identify potential new land assets for consideration to its customers, KL, as its Manager, is responsible for searching for and identifying such new land assets and business opportunities on Millrose’s behalf. These new land assets and business opportunities may also represent strategic opportunities for other investment funds, accounts or investment vehicles that are advised by or affiliated with KL or Kennedy Lewis. In such cases, Kennedy Lewis must allocate business opportunities among eligible accounts in a manner consistent with the Allocation Policy. However, Millrose can offer no assurance that such opportunities will be allocated to Millrose fairly or equitably in the short-term or over time. Additionally, it is possible Millrose could pursue strategic or financing transactions with affiliates of KL or with affiliates of KL acting as advisors.

In the Management Agreement with KL, Millrose acknowledges that KL may engage in other activities or businesses and act as the manager to any other person or entity (including REITs) even though such person or entity has business acquisition policies and objectives similar to Millrose’s policies and objectives, and Millrose is not entitled to preferential treatment in receiving information, recommendations and other services from KL.

Because Lennar’s subsidiary (or any future owner of the HOPP’R Rights) may license the HOPP’R Rights to other land banks and other external managers that manage land banks, Millrose’s business could suffer, as Millrose might no longer be the only publicly traded entity using the HOPP’R. Millrose’s business relies on its ability to provide the HOPP’R to Millrose’s customers, and Millrose may lose its competitive advantage against other land banks if other entities in the future also provide the HOPP’R to their customers. Accordingly, Millrose may compete with and lose business opportunities to such other entities. Millrose cannot be sure that its governance guidelines, or other procedural protections it adopts will be sufficient to enable it to identify, adequately address or mitigate actual or alleged conflicts of interest or ensure that its transactions with related persons are made on terms that are at least as favorable to Millrose, as those that would have been obtained with an unrelated person.

KL maintains a contractual as opposed to a fiduciary relationship with Millrose. KL’s liability is limited under the Management Agreement, and Millrose has agreed to indemnify the Manager against certain liabilities.

Under the Management Agreement, KL does not assume any responsibility to Millrose other than to render the services called for under that agreement, and it is not responsible for any action of Millrose’s Board in following or declining to follow KL’s advice or recommendations as the Manager.

Even though officers recommended by KL and appointed by Millrose’s Board owe Millrose and its stockholders duties under Maryland law in their capacity as Millrose’s officers, which may include the duty to exercise reasonable care in the performance of such officers’ responsibilities, as well as the duties of loyalty, good faith and candid disclosure, KL as the Manager maintains a contractual as opposed to a fiduciary relationship with Millrose. In addition, Millrose has agreed to indemnify KL and each of its officers, directors, members, managers and employees from and against any claims or liabilities, including reasonable legal fees and other expenses reasonably incurred, arising out of or in connection with Millrose’s business and operations or any action taken or omitted on Millrose’s behalf pursuant to authority granted by the Management Agreement, except where attributable to gross negligence, willful misconduct, bad faith or reckless disregard of such person’s duties under the Management Agreement. These protections may lead KL to act in a riskier manner when acting on Millrose’s behalf than it would when acting for its own account.

Millrose is party to transactions with related parties that may increase the risk of allegations of conflicts of interest.

Millrose is party to transactions with related parties, including Lennar and KL, which is an affiliate and wholly-owned subsidiary of Kennedy Lewis. Nobody separately represented Millrose when those agreements were being drafted. Millrose’s agreements with related parties or in respect of transactions among related parties may not be on terms as favorable to Millrose as they would have been if they had been negotiated among unrelated parties. If any related party transactions were to be successfully challenged, Millrose might not realize the benefits expected from the transactions being challenged. Moreover, any such challenge could result in substantial costs (and certain costs related to litigation would not be paid for by KL pursuant to the Management Agreement) and a diversion of management’s attention that could have a material adverse effect on Millrose’s reputation, business and growth and could adversely affect Millrose’s ability to realize the benefits expected from the transactions, whether or not the allegations have merit or are substantiated.

KL faces conflicts of interest relating to the fee structure under the Management Agreement, which could result in actions that are not necessarily in the long-term best interest of Millrose’s stockholders.

Under the Management Agreement, because KL, as the Manager, is entitled to receive substantial compensation regardless of performance, based on the aggregate size of the Millrose Tangible Assets, KL’s interests are not wholly aligned with those of Millrose’s stockholders. In that regard, KL could be motivated to recommend riskier or more speculative investments, including significant acquisition of additional land assets, that would entitle KL to higher fees. For example, because the Management Fee payable to KL is based on Millrose’s total land and other real estate assets, KL may have an incentive to use a high level of leverage or to acquire land assets on less than favorable terms in order to increase the total amount of land and other real estate assets under management. In addition, KL’s ability to receive higher fees and reimbursements depends on Millrose’s continued investment in land assets and other real estate assets. Therefore, the interest KL has in receiving an increased Management Fee may conflict with the interest of Millrose’s stockholders in earning returns on their investment in Millrose common stock.

KL and its officers and employees face competing demands relating to their time, and this may cause Millrose’s operating results to suffer.

KL and its officers and employees and their respective affiliates are key personnel, general partners, sponsors, managers, owners and advisers of other land and other real estate asset investment programs, including investment products sponsored by affiliates of Kennedy Lewis, some of which have business objectives and legal and financial obligations similar to Millrose’s and may have other business interests, as well. Additionally, Kennedy Lewis manages other entities that do Land

Banking that could compete with Millrose for opportunities and resources. In particular, Millrose’s Chief Executive Officer and President is a Managing Partner of Kennedy Lewis and a member of the investment committee of funds advised by Kennedy Lewis. While Millrose’s Chief Executive Officer is expected to devote a substantial amount of time to Millrose, there is no requirement for Millrose’s Chief Executive Officer to dedicate a specific amount of time to Millrose. Millrose’s Chief Financial Officer is a full-time employee of Kennedy Lewis. While it is currently expected that Millrose’s Chief Financial Officer will not have any other roles at Kennedy Lewis while working as Millrose’s Chief Financial Officer, there is no requirement for Millrose’s Chief Financial Officer to be fully dedicated to Millrose at all times. Because these persons have competing demands on their time and resources and are not required under the Management Agreement to dedicate any specified allocation of time to Millrose, they may have conflicts of interest in allocating their time between Millrose’s business and these other activities. If this occurs, the returns on Millrose’s investments may suffer.

Millrose may be at an increased risk for dissident stockholder activities due to perceived conflicts of interest arising from Millrose’s external management structure and relationships.

Companies with external management may often be the target of dissident stockholder proposals and stockholder litigation alleging conflicts of interest in their business dealings. The various relationships noted above may precipitate such activities. Certain proxy advisory firms which have significant influence over the voting by stockholders of public companies in the future may recommend that stockholders withhold votes for the election of Millrose’s incumbent directors, vote against Millrose’s say on pay vote or other management proposals or vote for stockholder proposals that Millrose opposes. These recommendations by proxy advisory firms in the future might affect the outcome of future director elections to Millrose’s Board and votes on Millrose’s say on pay or other stockholder votes, which may increase stockholder activism and litigation. These activities, if instituted against Millrose, could result in substantial costs and diversion of management’s attention and could have a material adverse impact on Millrose’s reputation and business.

General Risk Factors

Millrose’s business, financial condition and results of operations could suffer in the event of system failures or cybersecurity attacks.

Millrose relies on KL, as its Manager, for all of its internal technology systems and cybersecurity procedures and oversight. As a newly-formed corporation with no prior business operations, Millrose will be implementing and testing its security measures and a disaster recovery plan for its internal and hosted information technology systems. Millrose’s systems may be vulnerable to damages from any number of sources, including energy blackouts, natural disasters, terrorism, war, telecommunication failures and cybersecurity attacks, such as malware, ransomware, or unauthorized access. Any system failure or accident that causes interruptions in Millrose’s operations or the operations of the Manager could result in a material disruption to Millrose’s business. Millrose may incur additional costs to remedy damages caused by such disruptions. Third-party security events at the Manager or any service providers could also impact Millrose’s data and operations via unauthorized access to information or disruption of services which may ultimately result in losses. Despite having training, detection systems and response procedures, an increase in cyber-attacks may create disruption to Millrose’s business, financial condition and results of operations, as well as exacerbate Millrose’s reputational risk. Millrose is also depending on the relevant training, detection systems and response procedures delivered by KL to its employees. In addition, KL does not have any experience with managing a public company where public scrutiny and cyber-attacks might be more frequent.

The growing frequency and sophistication of cyberattacks across the market may lead to increased costs to protect Millrose’s infrastructure and respond to any events, including additional personnel, consultants and protection technologies. Any compromise of Millrose’s security or KL’s security could result in a violation of applicable privacy and other laws, unauthorized access to information of Millrose and others, significant legal and financial exposure, damage to Millrose’s reputation, loss or misuse of the information and a loss of confidence in Millrose’s security measures, which could harm Millrose’s business. Additionally, remediation costs for security events may not be covered by Millrose’s insurance. In addition, any material cyberattacks will require Millrose to publicly disclose such material cyberattacks in accordance with SEC rules.

ESG initiatives, requirements and market expectations may impose additional costs and expose Millrose and its customers to new risks.

There is an increasing focus from regulators, investors, and certain of Millrose’s and its customers’ stakeholders concerning corporate sustainability, particularly as Millrose’s business centers around land assets. For example, California recently enacted a climate focused disclosure law, and the SEC adopted (but as of the date of this Prospectus paused the implementation of) climate disclosure regulations, both of which may require Millrose to focus significant time and resources on behalf of itself and its customers to comply with these new requirements, and Millrose may incur significant costs in compliance with such rules. Some investors may use ESG factors to guide their investment strategies and, in some cases, may choose not to invest in Millrose, or otherwise do business with Millrose, if they believe Millrose or its customers’ policies relating to corporate responsibility are inadequate. Third party providers of corporate responsibility ratings and reports on companies have increased in number, resulting in varied and in some cases inconsistent standards. In addition, the criteria by which companies’ corporate responsibility practices are assessed are evolving, which could result in greater expectations of Millrose and its customers and cause Millrose and its customers to undertake costly initiatives to satisfy such new criteria. Alternatively, if Millrose or its customers, including Lennar, elect not to or are unable to satisfy such new criteria or do not meet the criteria of a specific third-party provider, some investors may conclude that Millrose’s or its customers’ policies with respect to corporate responsibility are inadequate.

Millrose may face reputational damage in the event that Millrose’s or its customers’ corporate responsibility procedures or standards do not meet the goals or the standards set by various constituencies. If Millrose and its customers fail to comply with ESG related regulations and to satisfy the expectations of investors and its customers’ stakeholders, or its or its customers’ announced goals and other initiatives are not executed as planned, Millrose’s reputation could be adversely affected, and its business, financial condition or results of operations, and its ability to grow its business, may be negatively impacted. In addition, Millrose may incur significant costs in attempting to comply with regulatory requirements, ESG policies or third-party expectations or demands and it may not be successful in effectively complying with regulatory requirements, ESG policies or third-party expectations.

Millrose may also receive pushback from other stakeholders regarding any initiatives related to ESG matters. For example, in January 2025, President Trump signed a number of executive orders focused on diversity, equity and inclusion matters, which indicate continued scrutiny of such initiatives and may implicate the initiatives of non-governmental entities, including publicly traded companies. If Millrose does not successfully manage expectations across varied stakeholder interests or it experiences conflicts between actual or proposed governmental regulations and stakeholder expectations, it could erode stakeholder trust or impact Millrose’s reputation, and its financial results may suffer. In addition, even if Millrose is effective at addressing such concerns, it may experience increased costs as a result of balancing competing interests related to ESG matters and executing upon any ESG goals, which costs may not be offset by any benefit to its reputation, and which could have an adverse impact on its business and financial condition.

Artificial intelligence (“AI”) and other machine learning techniques could increase competitive, operational, legal and regulatory risks to Millrose’s business in ways that Millrose cannot predict.

The use of AI by Millrose and others, and the overall adoption of AI throughout society, may exacerbate or create new and unpredictable competitive, operational, legal and regulatory risks to Millrose’s business. There is substantial uncertainty about the extent to which AI will result in dramatic changes throughout the world, and Millrose may not be able to anticipate, prevent, mitigate or remediate all of the potential risks, challenges or impacts of such changes. These changes could potentially disrupt, among other things, Millrose’s business model, investment strategies and operational processes. Some of Millrose’s competitors may be more successful than Millrose in the development and implementation of new technologies, including services and platforms based on AI, to improve their operations. If Millrose is unable to adequately advance its capabilities in these areas or do so at a slower pace than others in its industry, it may be at a competitive disadvantage.

If the data Millrose, or third parties whose services it relies on, uses in connection with the possible development or deployment of AI is incomplete, inadequate or biased in some way, the performance of its business could suffer. In addition, recent technological advances in AI both present opportunities and pose risks to Millrose. Data in technology that uses AI may contain a degree of inaccuracy and error, which could result in flawed algorithms in various models used in Millrose’s business. The volume and reliance on data and algorithms also make AI more susceptible to cybersecurity threats, including data poisoning and the compromise of underlying models, training data or other intellectual property. Millrose’s personnel or the personnel of its service providers could, without being known to Millrose, improperly utilize AI and machine learning-technology while carrying out their responsibilities. This could reduce the effectiveness of AI technologies and adversely impact Millrose and its operations to the extent that it relies on the AI’s work product.

There is also a risk that AI may be misused or misappropriated by third parties Millrose engages. For example, a user may input confidential information, including material non-public information or personally identifiable information, into AI applications, resulting in the information becoming a part of a dataset that is accessible by third-party technology applications and users, including Millrose’s competitors. Further, Millrose may not be able to control how third-party AI that Millrose chooses to use is developed or maintained, or how data it inputs is used or disclosed. The misuse or misappropriation of Millrose’s data could have an adverse impact on its reputation and could subject Millrose to legal and regulatory investigations or actions or create competitive risk.

In addition, the use of AI by Millrose or others may require compliance with legal or regulatory frameworks that are not fully developed or tested, and Millrose may face litigation and regulatory actions related to Millrose’s use of AI. There has been increased scrutiny, including from global regulators, regarding the use of “big data,” diligence of data sets and oversight of data vendors. Millrose’s ability to use data to gain insights into and manage its business may be limited in the future by regulatory scrutiny and legal developments.

Global economic and political instability, geopolitical conflicts, and changes in U.S. trade policies, including tariffs, could adversely affect Millrose’s business, financial condition, or results of operations.

Millrose’s business could be adversely affected by unstable economic and political conditions within the U.S. and foreign jurisdictions, geopolitical conflicts, and changes in trade policies. For example, the ongoing conflict between Russia and Ukraine, conflicts in the Middle East, and uncertainty regarding future trade relations between the U.S. and key trading partners could disrupt global supply chains, increase material costs, and contribute to inflationary pressures. While Millrose does not have direct customer or supplier relationships in these regions, sanctions, export controls, cyberattacks, and disruptions to energy markets could indirectly impact its business and the cost of goods necessary for development of Homesites and related construction.

In addition, recent tariffs imposed or threatened by President Trump on imported goods, including construction materials and other critical supplies, could increase Millrose’s costs and reduce availability of necessary materials. These tariffs, as well as potential retaliatory measures by other countries, may further impact global trade flows, exacerbate inflation, and contribute to higher interest rates or general economic uncertainty. Such factors could negatively impact Millrose’s business partners, employees, and customers or otherwise adversely affect Millrose’s financial condition and results of operations.

Risks Related to Millrose’s Governance Structure

Millrose’s dual-class capital structure may adversely affect the market price of Millrose Class A Common Stock and in turn the value of Millrose Class B Common Stock.

Pursuant to its Charter, Millrose has two classes of common stock: Millrose Class A Common Stock and Millrose Class B Common Stock. The Millrose Class A Common Stock is listed on NYSE and publicly traded under the symbol “MRP”. Millrose has no intention of listing the Millrose Class B Common Stock at this or any other time. The Millrose Class B Common Stock has ten votes for each share of Millrose Class B Common Stock held in the holder’s name, except when voting together with the holders of the Millrose Class A Common Stock, each holder of record of Millrose Class B Common Stock is entitled to the greater of (i) ten votes per share or (ii) that number of votes per share of Millrose Class B Common Stock that would entitle the outstanding shares of Millrose Class B Common Stock to cast, in the aggregate, 35% of the votes entitled to be cast on the matter, whereas the Millrose Class A Common Stock has one vote per share. Subject to the provisions of the Charter, with respect to all matters upon which stockholders are entitled to vote, the holders of the outstanding shares of Millrose Class A Common Stock and the holders of the outstanding shares of Millrose Class B Common Stock will vote together without regard to class (other than as to the number of votes per share). Notwithstanding the foregoing, so long as there are any shares of Millrose Class B Common Stock outstanding, any amendment to the Charter (except for those amendments permitted to be made without stockholder approval under Maryland law or by specific provision in the Charter) must be approved by the affirmative vote of the holders of two-thirds in voting power of the Millrose Class A Common Stock and Millrose Class B Common Stock, voting together without regard to class. Once there are no longer any shares of Millrose Class B Common Stock outstanding, the Charter may be amended only if the amendment is approved by the affirmative vote of stockholders entitled to cast a majority of all of the votes entitled to be cast on the matter. Additionally, any merger, consolidation, sale of all or substantially all of its assets or other business combination involving Millrose that is submitted for approval of the Millrose’s stockholders must be approved by both (i) a majority of the voting power of the votes entitled to be cast by all stockholders of Millrose Class A Common Stock and Millrose Class B Common Stock, voting together without regard to class, and (ii) a majority of the total outstanding votes entitled to be cast by all stockholders of Millrose Class B Common Stock, voting as a separate class. In addition, so long as any shares of Millrose Class B Common Stock are outstanding, Millrose shall not, without the affirmative vote of at least two-thirds of the shares of Millrose Class B Common Stock outstanding, voting separately as a class, issue additional shares of Millrose Class B Common Stock (other than in connection with dividends or other distributions paid with shares of Millrose Class B Common Stock solely to holders of Millrose Class B Common Stock). As a result, holders of the Millrose Class B Common Stock (which is currently held almost entirely by the Miller Family, as discussed below) have the ability to prevent Millrose from taking actions that may be viewed negatively by the Miller Family but might otherwise be viewed by other stakeholders as in the interests of Millrose and its stockholders.

As a result, the holders of the Millrose Class B Common Stock may have the ability to control the outcome of certain matters requiring stockholder approval for the foreseeable future, including the election of directors, even if their stock holdings represent less than a majority of the outstanding shares of Millrose common stock. This concentration of voting power will limit the ability of other stockholders to influence corporate matters and may cause Millrose to make strategic decisions that could involve risks to you or that may not be aligned with your interests. This influence may adversely affect the market price of the Millrose Class A Common Stock and the value of the Millrose Class B Common Stock. In addition, this may prevent or discourage unsolicited acquisition proposals or offers for Millrose common stock that you may feel are in your best interest as one of Millrose’s stockholders. A significant portion of the voting power of Millrose common stock is held by the Miller Family, whose interests may differ from or conflict with the interests of other Millrose stockholders.

The Millrose Class B Common Stock will convert automatically into Millrose Class A Common Stock, on a one-for-one basis, upon the approval of the conversion, in whole, but not in part, of all shares of Millrose Class B Common Stock then outstanding by the holders of a majority of the outstanding shares of Millrose Class B Common Stock. If that occurs, Millrose will no longer be authorized to issue Millrose Class B Common Stock. Individual shares of Millrose Class B Common Stock cannot be converted into Millrose Class A Common Stock.

In addition, while Millrose does not currently expect to issue any additional shares of Millrose Class B Common Stock, and any such issuance requires the approval of the holders of the Millrose Class B Common Stock, any future issuances of Millrose Class B Common Stock would be dilutive to both holders of the Millrose Class A Common Stock and Millrose Class B Common Stock. Such issuances would also reduce the voting power of the Millrose Class A Common Stock as compared to the Millrose Class B Common Stock and could further concentrate the voting power of holders of the Millrose Class B Common Stock relative to holders of the Millrose Class A Common Stock. Additionally, so long as there are any shares of Millrose Class B Common Stock outstanding, and notwithstanding any future issuances of Millrose Class A Common Stock, holders of Millrose Class A Common Stock will not be entitled to cast more than 65% of the votes entitled to be cast by the holders of common stock and any other classes or series of stock entitled to vote with the common stock. Holders of Millrose Class B Common Stock may be entitled to cast more than 35%, and holders of Millrose Class A Common Stock may only be entitled to cast less than 65%, of the votes entitled to be cast by the holders of common stock and any other classes or series of stock entitled to vote with the common stock, if the number of outstanding shares of Millrose Class B Common Stock multiplied by 10 (the “Class B Initial Vote”) is greater than 35% of the number of outstanding shares of Millrose Class A Common Stock plus the Class B Initial Vote.

It is possible that Millrose’s dual-class structure, combined with the concentrated influence of the Millrose Class B Common Stockholders, will result in a lower or more volatile market price of the Millrose Class A Common Stock or in adverse publicity or other adverse consequences.

Some investors may not invest in Millrose Class A Common Stock as a result of the dual-class capital structure and Millrose’s overall governance profile, which may adversely affect the trading price of Millrose Class A Common Stock.

Certain index providers have announced restrictions on including companies with multiple share class structures in certain of their indices. For example, in July 2017, FTSE Russell and Standard & Poor’s announced that they would cease to allow most newly public companies utilizing dual or multi-class capital structures to be included in their indices. Under the announced policies, Millrose’s dual-class capital structure makes Millrose ineligible for inclusion in any of these indices. Although S&P Dow Jones, a provider of widely followed stock indices, reversed its prior decision to exclude companies with multiple share classes, such as Millrose’s, in certain of their indices, and Millrose has been included in the S&P SmallCap 600, there is no guarantee that Millrose Class A Common Stock will be included in any additional Standard and Poor’s index, despite their eligibility. The Council of

Institutional Investors remains strongly opposed to dual-class structures and some investors may continue to avoid investing in companies with dual-class structures like Millrose’s. In addition, several stockholder advisory firms oppose the use of multiple class structures. As a result, Millrose Class A Common Stock may not be included in certain stock indices and may cause stockholder advisory firms to publish negative commentary and recommendations about Millrose’s corporate governance practices (including recommendations that stockholders vote against re-election of directors) or otherwise seek to cause Millrose to change its capital structure.

Given the sustained flow of investment funds into passive strategies that seek to track certain indices, exclusion from stock indices would likely preclude investment by many of these funds and could make Millrose Class A Common Stock less attractive to other investors. Additionally, any actions or publications by stockholder advisory firms critical of Millrose’s corporate governance practices or capital structure could adversely affect the value of the Millrose Class A Common Stock and the market price of the Millrose Class B Common Stock.

Lennar, as the original parent company of Millrose and the initial contributor of the Business Assets to Millrose, has certain Founder’s Rights, which are exclusive to Lennar. These rights, pursuant to the Founder’s Rights Agreement, include the Management Succession Consent Right, the Effective Equity Price Protection Right, the Enforcement Rights, the Applicable Rate Adjustment Right, the Capital Priority Right, the Secured Financing Collateral Consent Right, and the Pause Period Designation Right, among others (see “Agreements Between Lennar and Millrose and Other Related Party Transactions—Transactions with Lennar—Founder’s Rights Agreement” for a full description of the Founder’s Rights). The Founder’s Rights granted to Lennar could deter potential Other Customers from doing business with Millrose and could deter potential investors, which could adversely affect the value of the Millrose Class A Common Stock and the value of the Millrose Class B Common Stock.

The Miller Family, members of which are substantial stockholders of Lennar, has substantial voting power with regard to Millrose, and may be able to cause Millrose to do things that are favorable to Lennar.

The Miller Family has shares of Millrose Class B Common Stock that gives it the power to cast approximately 43% of all the votes that can be cast by Millrose stockholders. Therefore, the Miller Family has the ability to influence Millrose’s affairs and may have the ability to exercise control over them, including the election and removal of directors and other matters submitted to Millrose’s stockholders for approval, amendments to Millrose’s Charter and Bylaws, and significant transactions, if they are presented to Millrose’s stockholders for approval. As long as the Miller Family has near majority voting power, the Miller Family will also have the power to impede or cause a change in control of Millrose. The Miller Family voting power probably would discourage a potential acquirer from attempting to obtain control of Millrose without approval of the Miller Family, which the Miller Family might withhold if a proposed acquisition provides a control premium to any stockholders other than the Miller Family. Millrose stockholders are not entitled to dissenters’ rights of appraisal under Millrose’s Charter or applicable Maryland law unless Millrose’s Board determines that such rights apply. In addition to its near majority voting power of Millrose common stock, the Miller Family may be able to exert influence over Millrose’s affairs, by virtue of their relationship with Lennar and Lennar’s relationship with Millrose.

Given Mr. Miller’s role as Executive Chairman and Co-Chief Executive Officer of Lennar, it is possible that the Miller Family’s interests may, in some circumstances, conflict with the interests of Millrose’s other stockholders. Various conflicts of interest between Lennar, the Miller Family and Millrose could arise. Potential conflicts of interest could also arise if Millrose enters into any new commercial arrangements with Lennar or with Mr. Miller.

Millrose and Millrose Holdings entered into various agreements to govern Millrose’s relationship with Lennar, including the Master Program Agreement, Master Option Agreement, Founder’s Rights Agreement and others described under “Agreements Between Lennar and Millrose and Other Related Party Transactions—Transactions with Lennar.” The agreements between Lennar, Millrose and Millrose Holdings were not based on arm’s-length negotiations and were not approved by any of Millrose’s independent directors as these were executed prior to the date of the Spin-Off. In addition, Lennar had significant influence in structuring the Spin-Off. Nobody separately represented Millrose in structuring the Spin-Off. It is possible that Millrose could have negotiated more favorable terms of the Lennar Agreements if it had engaged in arm’s length negotiations with Lennar. See “Agreements Between Lennar and Millrose and Other Related Party Transactions —Transactions with Lennar.”

Millrose’s rights and the rights of its stockholders to recover claims against its directors and officers are limited, which could reduce your and its recovery against them if they cause Millrose to incur losses.

Maryland law provides that directors have no liability in their capacity as directors if they perform their duties in good faith, in a manner they reasonably believe to be in the corporation’s best interest and with the care that an ordinarily prudent person in a like position would use under similar circumstances. As permitted by the MGCL, Millrose’s Charter limits the liability of its directors and officers to Millrose and its stockholders for money damages, except for liability resulting from:

•	actual receipt of an improper benefit or profit in money, property or services; or

•	a final judgment based upon a finding of active and deliberate dishonesty by the director or officer that was material to the cause of action adjudicated.

In addition, Millrose’s Charter authorizes Millrose, and its Bylaws require Millrose, to indemnify its directors and officers and to pay or reimburse their reasonable expenses in advance of final disposition of a proceeding for losses they may incur by reason of their service in those capacities unless their act or omission was material to the matter giving rise to the proceeding and was committed in bad faith or was the result of active and deliberate dishonesty, they actually received an improper personal benefit in money, property or services or, in the case of any criminal proceeding, they had reasonable cause to believe the act or omission was unlawful. Millrose entered into indemnification agreements with the directors and officers that are described herein. As a result, Millrose and its stockholders may have more limited rights against its directors and officers than might otherwise exist under common law. Accordingly, in the event that actions taken by any of Millrose’s directors or officers are immune or exculpated from, or indemnified against, liability but which impede its performance, Millrose’s stockholders’ ability to recover damages from that director or officer will be limited. Any indemnification of Millrose’s officers will also be subject to, and handled in accordance with, the Management Agreement and any ancillary agreements with KL.

Millrose may not have sufficient funds to satisfy indemnification claims of its officers and directors.

Millrose’s Bylaws include indemnification protections for its officers and directors and Millrose entered into indemnification agreements with the officers and directors that are described herein. Accordingly, any indemnification provided will be able to be satisfied by Millrose only if it has sufficient funds. Millrose’s obligation to indemnify its officers and directors may discourage stockholders from bringing a lawsuit against its officers or directors for breach of their duties. These provisions also may have the effect of reducing the likelihood of derivative litigation against Millrose’s officers and directors, even though such an action, if successful, might otherwise benefit Millrose and its stockholders. Furthermore, a stockholder’s investment may be adversely affected to the extent Millrose pays the costs of settlement and damage awards against its officers or directors pursuant to these indemnification provisions. Any indemnification of Millrose’s officers will also be subject to, and handled in accordance with, the Management Agreement and any ancillary agreements with KL.

Millrose’s Charter and Bylaws, along with applicable provisions of Maryland law, include certain anti-takeover defense measure provisions that may make a merger, tender offer or proxy contest difficult, which could depress the market price of the Millrose Class A Common Stock and the value of the Millrose Class B Common Stock.

In addition to any applicable anti-takeover defense measure provisions afforded under Maryland law, Millrose’s Charter and Bylaws include certain provisions that may discourage, delay or prevent a change in control by prohibiting Millrose from engaging in a business combination or an acquisition of Millrose, including provisions that:

•

authorize Millrose’s dual-class capital structure, which provides its holders of Millrose Class B Common Stock with the ability to significantly influence the outcome of certain matters requiring stockholder approval, even if they own less than a majority of Millrose’s outstanding shares of common stock;

•

for so long as there are any shares of Millrose Class B Common Stock outstanding, require a supermajority vote of the holders of Millrose common stock, voting together without regard to class, to amend Millrose’s Charter;

•

provide that vacancies on the Board be filled only by a majority of the directors then serving, even though less than a quorum and whether or not resulting from an increase in the size of the Board, and not by stockholders;

•	permit the removal of a director or the entire Board only by the affirmative vote of two-thirds of the holders of the votes entitled to be cast in the election of directors;

•	prohibit cumulative voting;

•

permit amendments to the Charter, without stockholder approval, to increase or decrease the aggregate number of shares of stock or the number of shares of stock of any class or series Millrose has authority to issue;

•

permit issuances of authorized but unissued common stock without stockholder approval (other than, except for distributions of Millrose Class B Common Stock to holders of Millrose Class B Common Stock, additional issuances of Millrose Class B Common Stock);

•

authorize undesignated, or “blank check,” preferred stock, which may contain voting, liquidation, dividend and other rights senior to Millrose common stock and shares of which may be issued without the approval of the holders of Millrose common stock;

•	establish advance notice procedures for stockholders to nominate candidates for election as directors or to bring matters before an annual meeting or special meeting of stockholders; and

•

specify that only Millrose’s Board, the chair of its Board, its chief executive officer or president or, upon the written request of stockholders entitled to cast not less than a majority of the votes entitled to be cast, its secretary can call special meetings of its stockholders.

In addition, Lennar has a Management Succession Consent Right. However, there is no guarantee that Millrose will not have a change in control at some point in the future.

Lennar’s rights pursuant to the Founder’s Rights Agreement (as described under “Agreements Between Lennar and Millrose and Other Related Party Transactions—Transactions with Lennar—Founder’s Rights Agreement”) may allow Lennar to influence certain corporate matters and increase the risk that Lennar could use the consent right to hinder or delay Millrose’s ability to carry out its intended business and strategy. As such, the Lennar’s Founder’s Rights may deter Other Customers from wanting to engage in business with Millrose, and could also increase the risk of concern and uncertainty for potential investors, which could depress the market price of the Millrose Class A Common Stock and the value of the Millrose Class B Common Stock.

Maryland law may limit the ability of a third party to acquire control of Millrose.

The MGCL provides protection for Maryland corporations against unsolicited takeovers by addressing, among other things, the duties of the directors in unsolicited takeover situations. The duties of directors of Maryland corporations do not require them to (a) accept, recommend or respond to any proposal by a person seeking to acquire control of the corporation, (b) authorize the corporation to redeem any rights under, or modify or render inapplicable, any stockholder rights plan, (c) make a determination not to apply the Maryland Business Combination Act, or (d) act or fail to act solely because of the effect the act or failure to act may have on an acquisition or potential acquisition of control of the corporation or the amount or type of consideration that may be offered or paid to the stockholders in an acquisition. Moreover, under the MGCL, the act of a director of a Maryland corporation relating to or affecting an acquisition or potential acquisition of control is not subject to any higher duty or greater scrutiny than is applied to any other act of a director. The MGCL also contains a statutory presumption that an act of a director of a Maryland corporation satisfies the applicable standards of conduct for directors under the MGCL.

The MGCL also provides that, unless exempted, certain Maryland corporations may not engage in business combinations, including mergers, dispositions of 10% or more of its assets, certain issuances of shares of stock and other specified transactions with an “interested stockholder” or an affiliate of an interested stockholder for five years after the most recent date on which the interested stockholder became an interested stockholder, and thereafter unless specified criteria are met. An interested stockholder is generally a person, or an affiliate or associate of the Maryland corporation, owning or controlling, directly or indirectly, 10% or more of the voting power of the outstanding stock of the Maryland corporation, unless the stock had been obtained in a transaction approved by its board of directors. The statute permits various exemptions from its provisions, including business combinations that are exempted by Millrose’s Board prior to the time the interested stockholder becomes an interested stockholder. Millrose’s Board has adopted a resolution exempting any business combination involving Millrose and any person from the provisions of this law, provided that such business combination is first approved by Millrose’s Board, including a majority of directors who are not affiliates or associates of such person.

The MGCL also provides that control shares of a Maryland corporation acquired in a control share acquisition have no voting rights except to the extent approved by a vote of stockholders entitled to cast two-thirds of the votes entitled to be cast on the matter. Shares of stock owned by the acquiror, by officers or by employees who are directors of the corporation are excluded from shares of stock entitled to vote on the matter. Control shares are generally voting shares of stock which, if aggregated with all other shares of stock owned by the acquiror or in respect of which the acquiror is able to exercise or direct the exercise of voting power (except solely by virtue of a revocable proxy), would entitle the acquiror to exercise voting power in electing directors within certain ranges of voting power, commencing at one-tenth or more of all voting power. A control share acquisition means the acquisition of issued and outstanding control shares, subject to certain exceptions. The control share acquisition statute does not apply to (1) shares of stock acquired in a merger, consolidation or share exchange if the corporation is a party to the transaction, or (2) acquisitions approved or exempted by the charter or bylaws of the corporation. Millrose’s Bylaws contain a provision exempting from the control share acquisition statute any and all acquisitions of shares of its stock by the Millers and Vanguard.

These and other provisions of the MGCL could have the effect of delaying, deferring or preventing a proxy contest, tender offer, merger or other change in control, which may have a material adverse effect on Millrose’s business, financial condition and results of operations. Such restrictions under Maryland law are in addition to any restrictions and limitations relating to compliance with Millrose’s REIT status or Millrose Holdings’ compliance with its own status requirements.

On the other hand, none of these provisions can guarantee that Millrose will not have a change in control at some point in the future and, as discussed above, Millrose could experience significant adverse effects to its business, financial condition and results of operations, as well as its ability to maintain operations if it does experience a change in control event and Lennar exercises its “poison pill” right.

Millrose’s Charter provides that, except as specifically exempted by Millrose’s Charter or the Board, no person may own more than 9% of Millrose’s outstanding stock. Millrose’s Charter provides an excepted holder limit for the Miller Family to own, beneficially or by virtue of the applicable constructive ownership provisions of the Code, up to 12.8% in the aggregate, in value or in number of shares, whichever is more restrictive, of the outstanding shares of Millrose common stock or the outstanding shares of all classes or series of Millrose stock. In addition, the Board has authorized Lennar’s retention of 20% of Millrose’s outstanding common stock and may in the future approve other shareholders to own more than 9% of Millrose’s outstanding stock. This makes it almost impossible for somebody to acquire control of Millrose without the approval of the Board.

Millrose’s Bylaws designate any state court of competent jurisdiction within the State of Maryland as the sole and exclusive forum for certain types of actions and proceedings that may be initiated by its stockholders, which could limit its stockholders’ ability to obtain a favorable judicial forum for disputes with Millrose or its directors, officers or other agents.

Millrose’s Bylaws currently provide that unless Millrose consents in writing to the selection of an alternative forum, only a state court of competent jurisdiction within the State of Maryland, or, if such state courts do not have jurisdiction, the United States District Court located within the State of Maryland, will be the sole and exclusive forum for: (1) any Internal Corporate Claim, as such term is defined in the MGCL, or any successor provision thereof, and any action or proceeding asserting any Internal Corporate Claim, including without limitation: (i) any derivative action or proceeding brought on behalf of Millrose, other than any action arising under federal securities laws, (ii) any claim, or action or proceeding asserting a claim, based on an alleged breach of any duty owed by any director or officer or other employee of Millrose to Millrose or to the stockholders of Millrose, or (iii) any claim, or any action or proceeding, asserting a claim, against Millrose or any director or officer or other employee of Millrose arising under or pursuant to any provision of the MGCL or Millrose’s Charter or Bylaws, or (2) any action or proceeding asserting a claim against Millrose or any director or officer or other employee of Millrose that is governed by the internal affairs doctrine of Maryland law. The exclusive forum provision of Millrose’s Bylaws does not apply to any action for which a court sitting in the State of Maryland does not have jurisdiction. The exclusive forum provision of Millrose’s Bylaws does not establish exclusive jurisdiction in the courts of Maryland for claims that arise under the federal securities laws or claims arising under the Securities Act or the Exchange Act or any other claim for which the federal courts have exclusive jurisdiction. Any person or entity purchasing or otherwise acquiring or holding any interest in Millrose’s shares of common stock shall be deemed to have notice of and to have consented to these provisions of Millrose’s Bylaws, as they may be amended from time to time.

Risks Related to Legal, Regulatory, Tax and Accounting Compliance

Millrose might fail to qualify or remain qualified as a REIT.

Millrose intends to qualify as a REIT under the Code and believes it will qualify as a REIT. However, REIT status is dependent on compliance with complex tax rules that are subject to change and differing interpretation. Moreover, Millrose’s Charter provides Millrose’s Board with the power, under certain circumstances, to revoke or otherwise terminate its REIT election and cause Millrose to be taxed as a regular corporation, without the approval of its stockholders. If Millrose fails to qualify or loses its status as a REIT, it will face serious income tax consequences that could substantially reduce the funds available for satisfying its obligations and for distribution to its stockholders because:

•	Millrose would not be allowed a deduction for distributions to stockholders in computing its taxable income and would be subject to U.S. federal income tax at regular corporate rates;

•	Millrose would be subject to increased state and local taxes; and

•	unless Millrose is entitled to relief under statutory provisions, it could not elect to be subject to taxation as a REIT for four taxable years following the year during which it was disqualified.

Because REIT qualification requires Millrose to meet a number of complex requirements, it is possible that Millrose may fail to fulfill them, and, if it does, its earnings will be reduced by the amount of U.S. federal and other income taxes owed. A reduction in its earnings would affect the amount Millrose could distribute to its stockholders. If Millrose does not qualify as a REIT, it will not be required to make distributions to stockholders, because a non-REIT is not required to pay dividends to stockholders in order to maintain REIT status or avoid an excise tax. In addition, if Millrose fails to qualify as a REIT, all distributions to stockholders will continue to be treated as dividends to the extent of its current and accumulated earnings and profits, although corporate stockholders may be eligible for the dividends received deduction, and individual stockholders may be eligible for taxation at the rates generally applicable to long-term capital gains with respect to distributions.

As a result of all these factors, Millrose’s failure to qualify as a REIT also could impair its ability to implement Millrose’s business strategy and could adversely affect the value of Millrose common stock. Qualification as a REIT involves the application of highly technical and complex Code provisions for which there are only limited judicial and administrative interpretations. The determination of various factual matters and circumstances not entirely within Millrose’s control may affect Millrose’s ability to qualify or remain qualified as a REIT. Although Millrose believes that it will qualify as a REIT beginning with its first taxable year ending December 31, 2025, it cannot assure you that it will qualify or remain qualified as a REIT for U.S. federal income tax purposes.

Additionally, because Millrose has no employees or management of its own and all its operations are run by its Manager and the employees that its Manager appoints for Millrose, Millrose’s ability to qualify for and maintain REIT status is entirely dependent on the Manager to ensure that Millrose operates in ways that are fully compliant with all applicable REIT Requirements. The employees that the Manager assigns to Millrose may not have extensive experience with managing a REIT or maintaining REIT status for any companies it manages, and Millrose’s Board has limited recourse (including certain indemnities, limitations on activities, and termination) against KL under the Management Agreement if KL fails to ensure that Millrose follows all applicable requirements to qualify for or maintain Millrose’s status as a REIT. For a more detailed discussion of KL’s duties as the Manager and Millrose’s recourse under the Management Agreement, see “Agreements Between Lennar and Millrose and Other Related Party Transactions—Transactions with the Manager—Management Agreement.”

Complying with REIT Requirements may require Millrose to forgo otherwise attractive investments or to dispose of otherwise attractive investments.

To qualify as a REIT, Millrose must continually satisfy tests concerning, among other things, the sources of its income, the nature and diversification of its assets, the amounts it distributes to its stockholders, and the ownership of its capital stock. In order to meet these tests, it may be required to forgo investments it might otherwise make. Thus, compliance with the REIT Requirements may hinder its performance. In particular, Millrose must ensure that at the end of each calendar quarter, at least 75% of the value of its assets consists of cash, cash items, government securities and qualified REIT real estate assets, including any mortgage loans. The remainder of its investment in securities (other than government securities, securities of MPH Parent and any other TRSs, and qualified real estate assets) generally cannot include more than 10% of the outstanding voting securities of any one issuer or more than 10% of the total value of the outstanding securities of any one issuer. In addition, in general, no more than 5% of the value of Millrose’s assets (other than government securities, securities of MPH Parent and other TRSs, and qualified real estate assets) can consist of the securities of any one issuer, and no more than 20% (25% for taxable years beginning after December 31, 2025) of the value of its total assets can be represented by securities of one or more TRSs (other than qualified real estate assets). If Millrose fails to comply with these requirements at the end of any calendar quarter, it must correct the failure within 30 days after the end of the calendar quarter or qualify for certain statutory relief provisions to avoid losing its REIT qualification and suffering resulting tax consequences, which may be adverse. As a result, Millrose may be required to liquidate otherwise attractive investments from its portfolio. These actions could have the effect of reducing Millrose’s income and amounts available for distribution to its stockholders.

Even though Millrose intends to qualify as a REIT, it will face tax liabilities that could reduce its cash flows.

Even though Millrose intends to qualify for taxation as a REIT, all its land acquisition and development activities will be conducted through one or more TRSs. MPH Parent and any other of its TRSs will be subject to U.S. federal income tax at regular corporate rates, as well as state and local income taxes. Also, Millrose may be subject to certain U.S. federal, state, and local taxes, or non-U.S. taxes on its income and assets, including taxes on any undistributed income, tax on income from some activities conducted as a result of a foreclosure, and state or local income, property, and transfer taxes. For example, if Millrose fails to satisfy the 75% gross income test, and yet has maintained its qualification as a REIT because certain other requirements have been met, it may be subject to a 100% tax on the net income attributable to the product of (i) the amount of gross income by which it fails the 75% gross income test and (ii) a fraction intended to reflect Millrose’s profitability. Millrose may not be able to make sufficient distributions to avoid excise taxes applicable to REITs. Millrose may also decide to retain capital gains it earns from the sale or other disposition of its property and pay income tax directly on such income. In that event, Millrose’s stockholders would be treated as if they earned that income and paid the tax on it directly. However, Millrose’s stockholders that are tax-exempt entities, such as charities or qualified pension plans, would have no benefit from their deemed payment of such tax liability. State, local, and non-U.S. income tax laws may differ substantially from the corresponding U.S. federal income tax laws. Any of these taxes would decrease cash available for distributions to stockholders. Millrose’s stockholders are urged to consult their tax advisors regarding the effect of U.S. federal, state, local and non-U.S. tax laws on ownership of Millrose common stock.

Millrose’s organizational structure, including its ownership of interests in MPH Parent and other TRSs in the future, raises certain tax risks.

Millrose’s current organizational structure consists of a parent company (Millrose), which wholly owns MPH Parent, a TRS. MPH Parent, in turn, owns, either directly or through intervening subsidiaries, the Property LLCs where all of Millrose’s land assets are held.

A TRS is an entity classified as a corporation for U.S. federal income tax purposes in which a REIT directly or indirectly holds stock, and that has made a joint election with such REIT to be treated as a TRS. A TRS also includes any corporation other than a REIT with respect to which a TRS owns securities possessing more than 35% of the total voting power or value of the outstanding securities of such corporation. Other than some activities relating to lodging and health care facilities, a TRS may generally engage in any business. A TRS is subject to income tax as a regular corporation. Millrose and MPH Parent have jointly filed to elect for MPH Parent to be a TRS. Millrose has formed other TRSs and may form or acquire additional TRSs in the future.

MPH Parent and Millrose’s other TRSs are, and any TRS Millrose forms or acquires in the future will be, subject to corporate income tax at the U.S. federal, state, and local levels (including on gain recognized from the sale of property held by it and taxable income attributable to land acquisition and development activities). These tax liabilities, if material, would diminish the amount of income earned through a TRS that would be distributable to Millrose and ultimately to its stockholders. U.S. federal, state and local corporate income tax rates may be increased in the future, and any such increase would further reduce the amount available for distribution by Millrose to its stockholders from income earned through a TRS after the effective date of any increase in such tax rates. In addition, a 100% excise tax will be imposed on certain transactions between a TRS and its parent REIT that are not conducted on an arm’s-length basis.

As a REIT, no more than 25% of Millrose’s gross income with respect to any year may, in general, be from sources other than certain real estate-related assets. Dividends paid to Millrose from MPH Parent or any other TRSs will be considered non-real estate income. However, Millrose expects that most of its income from MPH Parent or any other TRSs will be interest income from the Promissory Notes given by MPH Parent and such other TRSs to Millrose. Millrose expects that interest income to be qualifying REIT income, and Millrose will be relying on this income to help it qualify for and maintain Millrose’s REIT status. Millrose may fail to qualify as a REIT if the dividends from all of its TRSs, when aggregated with all other non-real estate income with respect to any one year, are more than 25% of its gross income with respect to such year.

To continue qualifying as a REIT, Millrose must meet annual distribution requirements, which may force it to forgo otherwise attractive opportunities or borrow funds during unfavorable market conditions. This could delay or hinder its ability to meet its business objectives and reduce your overall return.

In order to qualify as a REIT, Millrose must distribute annually to its stockholders at least 90% of its REIT taxable income, determined without regard to the deduction for dividends paid and excluding net capital gain. Millrose will be subject to U.S. federal income tax on any undistributed REIT taxable income or net capital gain and to a 4% nondeductible excise tax on any amount by which distributions Millrose pays with respect to any calendar year are less than the sum of (i) 85% of its ordinary income, (ii) 95% of its capital gain net income and (iii) 100% of its undistributed income from prior years. These requirements could cause Millrose to distribute amounts that otherwise would be spent on its land acquisition and development business or other investment opportunities, and it is possible that Millrose might be required to borrow funds, possibly at unfavorable rates, or sell assets to fund these distributions. Certain types of assets generate substantial mismatches between REIT taxable income and available cash. As a result, the requirement to distribute a substantial portion of its REIT taxable income could cause Millrose to: (i) sell assets in adverse market conditions; (ii) offer Lennar reductions in the price of exercising its options in order to induce it to accelerate exercise, (iii) raise capital on unfavorable terms; or (iv) distribute amounts that would otherwise be invested in future acquisitions or repayment of debt, in order to comply with REIT Requirements. To the extent that Millrose is required to sell assets in adverse market conditions or raise capital on unfavorable terms, Millrose could be materially and adversely affected. Further, amounts distributed will not be available to fund Millrose’s operations or further its business objectives. Under certain circumstances, covenants and restrictions imposed by debt facilities may prevent Millrose from making distributions that Millrose deems necessary to comply with REIT Requirements.

It is possible that Millrose might not always be able to make distributions sufficient to meet the annual distribution requirements and to avoid U.S. federal income and excise taxes on Millrose’s earnings while Millrose qualifies as a REIT. Furthermore, Millrose’s inability to make required distributions could threaten its status as a REIT and could result in material adverse tax consequences for Millrose and its stockholders. Alternatively, Millrose may make taxable in-kind distributions of its own stock, which may result in its stockholders being required to pay income taxes with respect to such distributions in excess of any cash they receive or cause Millrose to be required to withhold taxes with respect to such distributions in excess of any cash Millrose’s stockholders receive.

Dividends payable by REITs generally do not qualify for the reduced tax rates available for some dividends.

Income from “qualified dividends” payable to U.S. stockholders that are individuals, trusts, or estates is generally subject to tax at reduced rates. Currently, the maximum tax rate applicable to qualified dividend income payable to U.S. stockholders that are individuals, trusts or estates is 20%. Dividends payable by a REIT, however, generally are not eligible for this reduced rate, except to the extent that the REIT’s dividends are attributable to qualified dividends received by the REIT and such REIT designates that portion of its dividends as qualified dividends. Distributions from REITs that are treated as dividends but are not designated as qualified dividends or capital gain dividends are treated as ordinary income. Under currently applicable tax law, distributions from REITs that are treated as dividends but are not designated as qualified dividends or capital gain dividends are taxed as ordinary income after the deduction under section 199A of the Code for 20% of the amount of the dividend in the case of certain U.S. non-corporate stockholders. To qualify for this deduction, the U.S. stockholder receiving such dividends must hold the dividend-paying REIT stock for at least 46 days (taking into account certain special holding period rules) of the 91-day period beginning 45 days before the stock becomes ex-dividend and cannot be under an obligation to make related payments with respect to a position in substantially similar or related property. Although this does not adversely affect the taxation of REITs or dividends payable by REITs, the more favorable rates applicable to qualified dividends could cause investors who are individuals, trusts or estates to perceive investments in REITs to be relatively less attractive than investments in the stocks of non-REIT corporations that pay dividends, which could adversely affect the value of the shares of REITs, including Millrose common stock. In addition, certain U.S. stockholders may be subject to a 3.8% Medicare tax on dividends payable by REITs. Tax rates applicable to Millrose’s dividends could be changed in future legislation.

The stock ownership restrictions of the Code for REITs and the stock ownership limits in Millrose’s Charter may inhibit market activity in shares of its stock and restrict its business combination opportunities.

Millrose’s Charter restricts the acquisition and ownership of shares of its stock above certain thresholds in order to preserve its status as a REIT. Among other limitations on ownership and transfer of shares of its stock, Millrose’s Charter restricts, with certain exceptions, any person or entity from owning, beneficially or by virtue of the applicable constructive ownership provisions of the Code, more than 9%, in value or in number of shares, whichever is more restrictive, of the outstanding shares of Millrose common stock or 9% in value of the outstanding shares of all classes or series of Millrose stock. A person holding less than 9% of the total outstanding capital stock or common stock may become subject to Millrose’s Charter restrictions if repurchases by Millrose cause such person’s holdings to exceed 9% of Millrose’s total outstanding capital stock or common stock. Millrose’s Charter provides an excepted holder limit for the Miller Family to own, beneficially or by virtue of the applicable constructive ownership provisions of the Code, up to 12.8% in the aggregate, in value or in number of shares, whichever is more restrictive, of the outstanding shares of Millrose common stock or the outstanding shares of all classes or series of Millrose stock. Millrose’s Charter provides that shares of Millrose’s capital stock acquired or held in excess of the ownership limits will automatically be transferred to a trust for the benefit of a designated charitable beneficiary, and that any person who acquires shares of Millrose’s capital stock in violation of the ownership limits is not entitled to any dividends on such shares, to vote such shares or to receive any proceeds from the subsequent sale of such shares in excess of the lesser of the price paid for such shares or the amount realized from the sale (net of any commissions and other expenses of sale). A transfer of shares of Millrose’s capital stock (including Millrose common stock) in violation of the ownership limits is void ab initio under certain circumstances. Pursuant to Millrose’s Charter, its Board, by vote of a supermajority of its members, may waive these ownership limits or create new limits. Millrose’s Board has provided a waiver of this stock ownership restriction to certain stockholders in connection with the Distribution and to Lennar in connection with the shares of common stock, held in the form of Millrose Class A Common Stock, retained by Lennar after the Distribution. However, Millrose’s Board may not grant an exemption from these restrictions to any proposed transferee whose ownership of Millrose’s outstanding stock would result in Millrose’s being “closely held” within the meaning of section 856(h) of the Code or otherwise would result in Millrose’s failing to qualify as a REIT, and any waivers granted will be subject to certain initial and ongoing conditions designed to protect Millrose’s status as a REIT. These restrictions on transferability and ownership will not apply, however, if Millrose’s Board determines that it is no longer in Millrose’s best interest to qualify as a REIT or that compliance with the restrictions is no longer required in order for Millrose to qualify as a REIT.

The ability of the Board to revoke Millrose’s REIT qualification without stockholder approval may cause adverse consequences to all of Millrose’s stockholders.

Millrose’s Charter provides that its Board may revoke or otherwise terminate its REIT election if Millrose’s Board determines that it is no longer in Millrose’s best interests to attempt to qualify, or to continue to qualify, as a REIT, without stockholder approval. If Millrose ceases to be a REIT, it will not be allowed a deduction for dividends paid to stockholders in computing its taxable income and will be subject to U.S. federal income tax at regular corporate rates and to state and local taxes, which may have adverse consequences on Millrose’s total return to its stockholders.

New legislation or administrative or judicial action, in each instance potentially with retroactive effect, could make it more difficult or impossible for Millrose to qualify or remain qualified as a REIT.

The U.S. federal income tax treatment of REITs may be modified, possibly with retroactive effect, by legislative, judicial or administrative action at any time, which could affect the U.S. federal income tax treatment of an investment in Millrose. The U.S. federal income tax rules dealing with REITs are constantly under review by Congress, the IRS and the U.S. Department of the Treasury, which could result in statutory changes or revisions to regulations and administrative interpretations. There can be no assurance that any such future statutory or regulatory changes will not adversely impact Millrose’s ability to qualify as a REIT or otherwise adversely affect its business, financial condition or results of operations. Any such changes could have a material adverse effect on an investment in shares of Millrose common stock or on the market price thereof. Millrose cannot predict whether, when or to what extent any new U.S. federal tax laws, regulations, or administrative interpretations will impact Millrose or an investment in its shares. Prospective investors are urged to consult their tax advisors regarding potential future changes to the U.S. federal tax laws on an investment in Millrose’s stock.

Although REITs are generally taxed favorably as compared with entities taxed as regular corporations, it is possible that future legislation would result in a REIT having fewer tax advantages, and it could become more advantageous for a company that invests in real estate to elect to be treated for U.S. federal and state income tax purposes as a regular corporation. As a result, Millrose’s Charter provides its Board with the power, under certain circumstances, to revoke or otherwise terminate Millrose’s REIT election and cause Millrose to be taxed as a regular corporation, without the approval of its stockholders.

Risks Related to Operating as a Public Company

Millrose’s Manager is required to devote substantial time to compliance with its public company responsibilities and corporate governance practices.

As a public company, Millrose is subject to the reporting requirements of applicable laws and regulations, including the Exchange Act, Sarbanes-Oxley Act and Dodd-Frank Act, and the rules and regulations of the NYSE, which impose various requirements on listed companies, including establishment and maintenance of effective disclosure and financial controls and corporate governance practices. Millrose is entirely reliant on the Manager for compliance with its public company responsibilities. These requirements make some activities more difficult, time-consuming, and costly, and place significant strain on the Manager’s personnel, systems and resources. The Manager does not have experience managing a public company and may increase the risk of potential non-compliance.

Millrose is relying on the Manager in continuing to evaluate these rules and regulations and cannot predict or estimate the amount of additional costs to the Manager or the timing of such costs. These rules and regulations are often subject to varying interpretations, in many cases due to their lack of specificity, and, as a result, their application in practice may evolve over time as new guidance is provided by regulatory and governing bodies. This could result in continuing uncertainty regarding compliance matters and higher costs necessitated by ongoing revisions to disclosure and governance practices.

Millrose’s business could be adversely impacted if it has deficiencies in its disclosure controls and procedures or internal control over financial reporting.

Under the Sarbanes-Oxley Act, Millrose must maintain effective disclosure controls and procedures and internal control over financial reporting, which require significant resources and management oversight. Ensuring that Millrose has adequate internal financial and accounting controls and procedures in place so that it can produce accurate financial statements on a timely basis is a costly and time-consuming effort that needs to be re-evaluated frequently. Internal control over financial reporting is complex and may be revised over time to adapt to changes in Millrose’s business, or changes in applicable accounting rules. While the Manager will be responsible for ensuring that Millrose has adequate internal controls over financial reporting, which will be paid for by the Manager and covered under the Management Fee, Millrose will be directly impacted if the Manager fails to identify and implement appropriate internal control procedures.

The Management Agreement requires the Manager to ensure that Millrose has internal controls over financial reporting that meet the requirements of federal securities laws. Such internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements in accordance with GAAP. The Manager is responsible for ensuring Millrose’s internal controls and procedures are compliant with applicable laws and regulations, including the Exchange Act, Sarbanes-Oxley Act and Dodd-Frank Act, which require annual management assessment of the effectiveness of Millrose’s internal control over financial reporting. Implementing any appropriate changes to Millrose’s internal controls may distract the Manager and its officers and employees from Millrose’s business operations, entail substantial costs to modify Millrose’s existing processes and take significant time to complete. These changes may not, however, be effective in maintaining the adequacy of Millrose’s internal controls, and the design and effectiveness of Millrose’s disclosure controls and procedures and internal control over financial reporting may not prevent all errors, misstatements or misrepresentations. The Manager may not have the required experience in monitoring the adequacy of Millrose’s internal controls as a public company.

Millrose cannot assure you that its internal control over financial reporting will be effective in the future or that a material weakness will not be discovered with respect to a prior period for which it had previously believed that internal controls were effective. Any failure to maintain that adequacy, or consequent inability to produce accurate financial statements on a timely basis, could increase Millrose’s operating costs and harm its business. Deficiencies, including any material weakness, in its internal control over financial reporting that may occur in the future could result in misstatements or restatements of its financial statements or a decline in the price of its securities, which could lead to a loss of investor confidence in Millrose and in the reliability of its financial statements. Matters impacting its internal controls may also cause Millrose to be unable to report its financial data on a timely basis, or may cause Millrose to restate previously issued financial data, and thereby subject Millrose to adverse regulatory consequences, including sanctions or investigations by the SEC, or violations of applicable stock exchange listing rules. If Millrose’s investors perceive that Millrose’s internal controls are inadequate or that Millrose is unable to produce accurate and reliable financial statements on a timely basis, Millrose may see negative impacts on the trading price of Millrose Class A Common Stock and on Millrose’s ability to raise additional capital, and on its ability to effectively market and sell its service to new and existing customers.

Additionally, Millrose no longer qualifies as an emerging growth company and beginning with the Form 10-K for the fiscal year ending December 31, 2026, its independent registered public accounting firm will be required pursuant to Section 404(b) of the Sarbanes-Oxley Act to attest to the effectiveness of its internal control over financial reporting on an annual basis. If Millrose cannot maintain effective procedures or internal control over financial reporting, or its independent registered public accounting firm cannot provide an unqualified attestation report on the effectiveness of its internal control over financial reporting, investor confidence and, in turn, the market price of Millrose Class A Common Stock and turn the value of Millrose Class B Common Stock could decline.

KL does not have prior experience in managing publicly traded companies.

While KL has significant experience and expertise in the Land Banking industry and has worked with Lennar in the past in situations related to Land Banking, it does not have prior experience in managing publicly traded companies. Lennar’s selection of KL as the Manager was solely based on its prior working relationship with Kennedy Lewis and its reliance on Kennedy Lewis’ expertise in offering Land Banking. Lennar did not engage in a competitive selection process to evaluate KL against other potential manager candidates, including potential managers with relevant experience in managing public companies. Kennedy Lewis was engaged to advise Lennar as a strategic advisor in structuring the Spin-Off with the intention that KL would be retained to manage Millrose following the Spin-Off.

Millrose relies solely on the Manager for services related to ensuring its compliance with all laws, regulations, rules, policies and practices applicable to public companies (including corporate governance practices).

As discussed above, Millrose does not have independent management, employees or other personnel. Except for the relationships described in the Lennar Agreements, following the Spin-Off, Millrose no longer has access to any of Lennar’s support and resources, including Lennar’s operating and governance systems, controls and procedures, as well as Lennar’s infrastructure, personnel and capital resources and insurance coverage except for the Lennar Services. Except for the contractual obligations set forth in the Lennar Agreements, Lennar has no fiduciary, contractual or other obligations or duties to Millrose (or any of its subsidiaries). Millrose is entirely reliant on its Manager to provide it with management services. These services extend beyond management of operations at the Millrose Holdings level and, subject to supervision of the Board, include governance and compliance services at the Millrose level, which is subject to all applicable laws, regulations, rules, policies and practices for publicly traded companies, as well as applicable laws, regulations and other requirements for maintaining Millrose’s status as a REIT.

Millrose engages outside counsel, advisors and experts to assist with its public company compliance, including with respect to reporting and disclosure requirements, controls and compliance requirements, stock exchange rule requirements, among others; however, there can be no assurance that Millrose will be fully compliant with all legal, regulatory, rule and policy requirements to which it is subject at all times. If the Manager fails to adequately manage Millrose and ensure full compliance, or if Millrose is found to be significantly behind traditional Land Banking entities in adopting and implement corporate governance best practices, Millrose’s business, financial condition or results of operations, along with its reputation, may be impacted. For example, if Millrose is not fully compliant with applicable reporting and disclosure requirements, Millrose may face investigations and enforcement action from the SEC; if Millrose is not compliant with applicable stock exchange listing requirements, it may face delisting from the NYSE; and if its governance practices are found or perceived to be inconsistent with those of other public companies, it could face scrutiny, backlash and suits from its stockholders.

Risks Related to Millrose Common Stock

There is currently a limited history of an active trading market for the Millrose Class A Common Stock, which may restrict your ability to sell your shares.

There is currently a limited history of an active trading market for Millrose Class A Common Stock. Furthermore, a robust active trading market for Millrose’s securities may not be sustained. You may be unable to sell your securities unless a market can be sustained. Whether an active public trading market for shares of Millrose Class A Common Stock will continue will depend on a number of factors, including the extent of institutional investor interest in Millrose, the reputation of REITs generally and the attractiveness of their equity securities in comparison to other equity securities (including securities issued by other real estate-based companies), Millrose’s actual and projected financial results, Millrose’s distribution policy and general stock and market conditions. Therefore, purchasers of Millrose Class A Common Stock should have a long-term investment intent and should recognize that it may be difficult to sell the shares, notwithstanding the fact that they are not restricted securities.

The market price and trading volume of Millrose Class A Common Stock may be volatile and may face negative pressure, including as a result of future sales or distributions of Millrose Class A Common Stock.

As discussed above, there is a limited history of an active trading market for Millrose Class A Common Stock. Further, the lack of public company peers may also increase volatility in the market price of Millrose common stock. For many reasons, including the risks identified in this Prospectus, the market price of Millrose Class A Common Stock may be volatile. These factors may result in short or long-term negative pressure on the value of Millrose common stock.

Following the Spin-Off, Lennar owns 20% of the outstanding shares of Millrose common stock (in the form of Millrose Class A Common Stock) and expects to dispose of this stock through the Exchange Offer. If the Exchange Offer is not fully subscribed, Lennar expects to dispose of the balance of its remaining interest in Millrose through the Clean-Up Disposition. Lennar may also dispose of additional shares of Millrose Class A Common Stock and Millrose Class B Common Stock that are forfeited back to Lennar by its employees through one or more Clean-Up Dispositions. Additionally, other stockholders may decide to dispose of some or all of Millrose Class A Common Stock that they received in the Spin-Off, which may generally be sold at any time in the public market. Further, as described under “Agreements Between Lennar and Millrose and Other Related Party Transactions—Transactions with Lennar—Founder’s Rights Agreement,” Lennar has an Effective Equity Price Protection Right, whereby in the event that Millrose issues additional shares of Millrose

Class A Common Stock (or any other equity securities in a manner consistent with its Charter) within 18 months of the date of the Spin-Off to any Other Customer in exchange for Future Property Assets in a transaction consistent with the Applicable Rate Adjustment Right and with an aggregate value in excess of $500 million at a price per share lower than the price per share received by Lennar for the Business Assets, Millrose must issue an additional number of shares of Millrose Class A Common Stock to Millrose stockholders equal to the number of additional shares the Lennar stockholders who received Millrose common stock at the Distribution Date would have received if the Distribution had been executed at the same price per share as what the Other Customer received in connection with the Subsequent Bulk Assets Contribution, as calculated in the manner described under “Agreements Between Lennar and Millrose and Other Related Party Transactions—Transactions with Lennar—Founder’s Rights Agreement” and distribute such shares to its stockholders in a stock dividend, subject to approval by the Millrose Board and in compliance with Maryland law. Additionally, Millrose and Lennar entered into a Registration Rights Agreement, pursuant to which Lennar has certain demand registration rights to ensure that the Millrose common stock that Lennar temporarily retains will be registered and freely tradeable. If too many Lennar stockholders sell Millrose Class A Common Stock at the same time or if the Effective Equity Price Protection Right is exercised, Millrose’s stock price might be reduced due to the influx of supply, especially if the number of shares being sold saturates the market and there is not enough corresponding demand. The sales of significant amounts of Millrose Class A Common Stock, or the perception in the market that this may occur, may result in the lowering of the market price of Millrose Class A Common Stock, and the value of Millrose Class B Common Stock, which may have a material adverse effect on Millrose’s business, financial condition and results of operations. In particular, the Effective Equity Price Protection Right is effective for the 18-month period following the Spin-Off, which is a time when the stock price of newly public companies is likely to already be depressed, and so an issuance of a potentially significant amount of additional Millrose Class A Common Stock to Millrose’s stockholders, many of whom may decide to sell into the market following such distribution, would further depress an already likely depressed stock price.

Your voting power in Millrose may be further diluted if Millrose issues more shares of Millrose common stock in the future, including in connection with the acquisition of any Future Property Assets.

Although Millrose currently does not have any plans to issue more shares of Millrose common stock (other than pursuant to equity awards pursuant to the 2024 Incentive Plan (as defined below)) or preferred stock, Millrose’s Charter allows Millrose to issue up to the amount authorized and still unissued shares of Millrose common stock as set forth in Millrose’s Charter without stockholder approval, except that any future issuances of shares of Millrose Class B Common Stock requires the affirmative vote of the holders of at least two-thirds of the shares of Millrose Class B Common Stock then outstanding. Millrose is not required to offer any such additional stock to existing holders of common stock on a preemptive basis. Holders of shares of preferred stock, if authorized and issued, will generally be entitled to receive distributions, both current and in connection with any liquidation, dissolution or winding up, prior to the holders of Millrose common stock. Millrose’s Board may elect for Millrose to issue shares of its stock in future public or private offerings, particularly if Millrose requires raising additional capital in the market. In accordance with Lennar’s Effective Equity Price Protection Right, if Millrose issues additional shares of Millrose Class A Common Stock (or any other equity securities in a manner consistent with its Charter) within 18 months of the date of the Spin-Off to any Other Customer in exchange for Future Property Assets in a transaction consistent with the Applicable Rate Adjustment Right and with an aggregate value in excess of $500 million at a price per share lower than the price per share received by Lennar for the Business Assets, Millrose must issue an additional number of shares of Millrose Class A Common Stock to Millrose stockholders equal the number of additional shares the Lennar stockholders who received Millrose common stock at the Distribution Date would have received if the Distribution had been executed at the same price per share as what the Other Customer received in connection with the Subsequent Bulk Assets Contribution, and such shares must be distributed to Millrose’s stockholders in a stock dividend (subject to approval by the Board and in compliance with Maryland law), which could result in an issuance of a significant amount of additional shares of Millrose Class A Common Stock and further dilution for existing stockholders. See “Agreements Between Lennar and Millrose and Other Related Party Transactions—Transactions with Lennar—Founder’s Rights Agreement,” for more information. Millrose may also issue additional shares of Millrose common stock (Millrose Class A Common Stock, in most if not all cases) in connection with acquiring any Future Property Assets when entering into new agreements or as part of any ongoing relationships Millrose may have in the future. Any future issuances of Millrose common stock, including in connection with future agreements with Other Customers and with equity awards pursuant to Millrose’s 2024 Incentive Plan (as described under “Executive Compensation—2024 Omnibus Incentive Plan”) or any other incentive plan, or preferred stock, will dilute the holdings and voting power of all existing holders. The perception that Millrose may issue additional common stock may impact the trading price of Millrose Class A Common Stock and the value of Millrose Class B Common Stock.

In addition, Millrose’s Board may amend its Charter to increase or decrease the number of authorized shares of stock, or the number of shares of any class or series of stock designated, or reclassify any unissued shares into other classes or series of stock without the necessity of obtaining stockholder approval. All such shares may be issued in the sole discretion of its Board, subject to any NYSE rules and the restrictions on issuing Millrose Class B Common Stock summarized above.

Millrose cannot assure you of its ability to pay dividends in the future.

Millrose intends for Millrose’s annual dividend to be more than 90% of Millrose’s REIT taxable income on an annual basis, determined without regard to the dividends paid deduction and excluding any net capital gains. Millrose’s ability to pay dividends may be adversely affected by a number of factors, including the risk factors described herein. Dividends will be authorized by Millrose’s Board and declared by Millrose based upon a number of factors, including actual results of operations, restrictions under Maryland law or applicable debt covenants, Millrose’s financial condition, its taxable income, the annual distribution requirements under the REIT Requirements, Millrose’s operating expenses and other factors its Board deems relevant. Millrose cannot assure you that it will achieve investment results that will allow it to make a specified level of cash dividends or year-to-year increases in cash dividends in the future.

Furthermore, while Millrose is required to pay dividends in order to qualify as a REIT and to maintain its REIT status, it may elect not to maintain its REIT status, in which case it would no longer be required to pay such dividends. Moreover, even if Millrose does elect to maintain its REIT status, it may elect to comply with the applicable distribution requirements by distributing, under certain circumstances, a portion of the required amount in the form of shares of its common stock in lieu of cash. If Millrose elects not to maintain its REIT status or to satisfy any required distributions in shares of common stock in lieu of cash, such action could negatively affect its business and financial condition as well as the market price of its common stock. Notwithstanding its current intention to qualify as a REIT and maintain such status and any current plans or announcements with respect to dividends, no assurance can be given that Millrose will pay any dividends on shares of Millrose common stock in the future.

Millrose’s ability to pay dividends is limited by the requirements of Maryland law.

Millrose’s ability to pay dividends on Millrose common stock is limited by the laws of Maryland. Under Maryland law, a Maryland corporation generally may not make a distribution (including a dividend or redemption) if, after giving effect to the distribution, the corporation would not be able to pay its debts as the debts become due in the usual course of business, or the corporation’s total assets would be less than the sum of its total liabilities plus, unless the corporation’s charter provides otherwise, the amount that would be needed, if the corporation were dissolved at the time of the dividend, to satisfy the preferential rights upon dissolution of stockholders whose preferential rights are superior to those receiving the distribution. Accordingly, Millrose generally may not make a distribution if, after giving effect to the distribution, it would not be able to pay its debts as they become due in the usual course of business or its total assets would be less than the sum of its total liabilities plus, unless its Charter provides otherwise, the amount that would be needed to satisfy the preferential rights upon dissolution of stockholders whose preferential rights are superior to those receiving the distribution. Any dividends or redemption payments may be delayed or prohibited. As a result, the trading price of Millrose Class A Common Stock and in turn the value of Millrose Class B Common Stock may decrease, which may have a material adverse effect on Millrose’s business, financial condition and results of operations.

Lennar currently retains ownership of a certain amount of Millrose common stock, and its decisions as to the disposition of Millrose common stock, including pursuant to the Exchange Offer or any Clean-Up Disposition, which is out of Millrose’s control, may have a material adverse impact on the market price of Millrose common stock.

Lennar owns approximately 20% of the outstanding shares of Millrose common stock. Lennar will not exercise its voting rights with respect to this stock for as long as it retains the shares, and Lennar expects to dispose of this stock through the Exchange Offer. Lennar has the sole and absolute discretion, subject to applicable law, to determine the terms of, and whether and when to proceed with, any subsequent disposition of the shares of Millrose Class A Common Stock owned by Lennar. Even though Lennar intends to hold Millrose Class A Common Stock for only a limited period of time, Millrose does not have any control over Lennar’s decisions with respect to the Millrose Class A Common Stock Lennar owns, and Millrose will be required to cooperate with Lennar to effect the Exchange Offer pursuant to the Registration Rights Agreement. Even though Lennar has agreed to pay for all related expenses, cooperating with Lennar to effect the Exchange Offer could be costly to Millrose if Lennar defaults on its promise does not agree to reimburse Millrose for expenses incurred in connection with such cooperation and Millrose either has to assume the costs itself or incurs costs to dispute the claims against Lennar. Lennar’s decision to dispose of shares of Millrose Class A Common Stock, or the public perception of such disposition, may also impact the price of Millrose Class A Common Stock.

Risks Related to the Exchange Offer

Your investment will be subject to different risks after the Exchange Offer regardless of whether you elect to participate in the Exchange Offer.

Your investment will be subject to different risks as a result of the Exchange Offer, regardless of whether you tender all, some or none of your shares of Lennar Class A Common Stock:

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If you exchange all of your shares of Lennar Class A Common Stock and the Exchange Offer is not oversubscribed, then you will no longer have an ownership interest in Lennar, but instead will directly own only an interest in Millrose. As a result, your investment will be subject exclusively to risks associated with Millrose and not to risks associated solely with Lennar.

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If you exchange all of your shares of Lennar Class A Common Stock and the Exchange Offer is oversubscribed, then the offer will be subject to the proration procedures described in this prospectus and, unless your odd-lot tender is not subject to proration, you will own a direct interest in both Lennar and Millrose. As a result, your investment will continue to be subject to risks associated with both Lennar and Millrose, though you will be subject to these risks to a different degree than prior to the Exchange Offer.

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If you exchange some, but not all, of your shares of Lennar Class A Common Stock, then regardless of whether the Exchange Offer is fully subscribed, the number of shares of Lennar Class A Common Stock you own will decrease (unless you otherwise acquire shares of Lennar Class A Common Stock), while the number of shares of Millrose Class A Common Stock you own will increase. As a result, your investment will continue to be subject to risks associated with both Lennar and Millrose, though you will be subject to these risks to a different degree than prior to the Exchange Offer.

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If you do not exchange any of your shares of Lennar Class A Common Stock and the Exchange Offer is fully subscribed, then your ownership interest in Lennar will increase on a percentage basis, while you will have no indirect ownership in Millrose (unless you otherwise own shares of Millrose Class A Common Stock or Millrose Class B Common Stock). As a result, your investment will be subject to risks associated with Lennar and risks associated with Millrose (unless you otherwise own Millrose Class A Common Stock or Millrose Class B Common Stock).

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If you remain a stockholder of Lennar following the completion of the Exchange Offer and Lennar conducts the Clean-Up Disposition in the form of a spin-off of its remaining interest in Millrose, then you may receive shares of Millrose Class A Common Stock (although you may instead receive only cash in lieu of a fractional share). As a result, your investment may be subject to risks associated with both Lennar and Millrose, though you will be subject to these risks to a different degree than prior to the Exchange Offer. Lennar may also dispose of additional shares of Millrose Class A Common Stock and Millrose Class B Common Stock that are forfeited back to Lennar by its employees through one or more Clean-Up Dispositions.

Regardless of whether you tender your shares of Lennar Class A Common Stock, the shares you hold after the completion of the Exchange Offer will reflect a different investment from the investment you previously held.

The Exchange Offer and related transactions will result in a substantial amount of Millrose Class A Common Stock entering the market, which may adversely affect the market price of Millrose Class A Common Stock.

Immediately prior to the commencement of the Exchange Offer, Lennar owned 33,298,764 shares of Millrose Class A Common Stock, representing approximately 20% of outstanding shares of Millrose common stock. Assuming the completion of the Exchange Offer and that it is fully subscribed, Lennar will distribute 33,298,764 shares of Millrose Class A Common Stock. If the Exchange Offer is oversubscribed, Lennar will accept for exchange the shares of Lennar Class A Common Stock validly tendered and not validly withdrawn by each tendering stockholder on a pro rata basis, based on the proportion that the total number of shares of Lennar Class A Common Stock to be accepted for exchange bears to the total number of shares of Lennar Class A Common Stock validly tendered and not validly withdrawn (rounded to the nearest whole number of shares of Lennar Class A Common Stock and subject to any adjustment necessary to ensure the exchange of all shares of Millrose Class A Common Stock being offered in the Exchange Offer), except for tenders of odd-lots as described in the section “Summary—The Exchange Offer—Proration; Odd-Lots.” If the Exchange Offer is not fully subscribed, Lennar intends to dispose of the shares of Millrose Class A Common Stock that were offered but not exchanged in the Exchange Offer through the Clean-Up Disposition. Lennar may also dispose of additional shares of Millrose Class A Common Stock and Millrose Class B Common Stock that are forfeited back to Lennar by its employees through one or more Clean-Up Dispositions. The distribution of such a large number of shares of Millrose Class A Common Stock in the Exchange Offer and any subsequent Clean-Up Disposition could adversely affect the market price of Millrose Class A Common Stock.

Following the completion of the Exchange Offer, the market price of shares of Lennar Class A Common Stock and Millrose Class A Common Stock will fluctuate and the final per-share values used in determining the exchange ratio may not be indicative of future trading prices.

The common stock price history for shares of Lennar Class A Common Stock and Millrose Class A Common Stock may not provide investors with a meaningful basis for evaluating an investment in either company’s common stock. Millrose has been a publicly traded company only since the Distribution Date. The prior performance of Lennar Class A Common Stock and Millrose Class A Common Stock may not be indicative of the performance of their respective common stock after the Exchange Offer. In addition, the Average Prices used in determining the exchange ratio may not be indicative of the prices at which Lennar Class A Common Stock and Millrose Class A Common Stock will trade after the Exchange Offer is completed.

Tendering Lennar stockholders may receive a reduced discount or may not receive any discount in the Exchange Offer.

The Exchange Offer is designed to permit you to exchange your shares of Lennar Class A Common Stock for shares of Millrose Class A Common Stock at a 6% discount. Stated another way, subject to the limitations described below, for each $100 of your shares of Lennar Class A Common Stock accepted in the Exchange Offer, you will receive approximately $106.38 of Millrose Class A Common Stock based on the Average Lennar Price and the Average Millrose Price.

The number of shares you can receive is, however, subject to an upper limit of 4.1367 shares of Millrose Class A Common Stock for each share of Lennar Class A Common Stock accepted in the Exchange Offer. The upper limit ensures that any unusual or unexpected decrease in the trading price of Millrose Class A Common Stock, relative to the trading price of Lennar Class A Common Stock, would not result in an unduly high number of shares of Millrose Class A Common Stock being exchanged for each share of Lennar Class A Common Stock accepted in the Exchange Offer. As a result, you may receive less than $106.38 of Millrose Class A Common Stock for each $100 of Lennar Class A Common Stock accepted in the Exchange Offer, depending on the Average Lennar Price and the Average Millrose Price. Because of the upper limit, if there is a decrease of sufficient magnitude in the trading price for shares of Millrose Class A Common Stock relative to the trading price of shares of Lennar Class A Common Stock, or if there is an increase of sufficient magnitude in the trading price for shares of Lennar Class A Common Stock relative to the trading price for shares of Millrose Class A Common Stock, you may not receive $106.38 of Millrose Class A Common Stock for each $100 of Lennar Class A Common Stock accepted, and could receive much less. In addition, there is no assurance that you will be able to sell shares of Millrose Class A Common Stock received in the Exchange Offer at prices comparable to the Average Millrose Price.

There may also be circumstances under which you would receive fewer shares of Millrose Class A Common Stock than you would have received if the exchange ratio were determined using the closing prices for shares of Lennar Class A Common Stock and Millrose Class A Common Stock on the expiration date of the Exchange Offer. For example, if the trading price of Lennar Class A Common Stock were to increase during the last two trading days of the Exchange Offer (which, if the Exchange Offer is not extended or terminated, would be November 6 and November 7, 2025), the Average Lennar Price would likely be lower than the closing price of Lennar Class A Common Stock on the expiration date of the Exchange Offer. As a result, you may receive fewer dollars of Millrose Class A Common Stock for each $100 of Lennar Class A Common Stock than you would otherwise receive if the Average Lennar Price were calculated on the basis of the closing price of shares of Lennar Class A Common Stock on the expiration date of the Exchange Offer or on the basis of an Averaging Period that includes the last two trading days of the Exchange Offer. Similarly, if the trading price of Millrose

Class A Common Stock were to decrease during the last two trading days of the Exchange Offer, the Average Millrose Price would likely be higher than the closing price of Millrose Class A Common Stock on the expiration date of the Exchange Offer. This could also result in you receiving fewer dollars of Millrose Class A Common Stock for each $100 of Lennar Class A Common Stock than you would otherwise receive if the Average Millrose Price were calculated on the basis of the closing price of shares of Millrose Class A Common Stock on the expiration date of the Exchange Offer or on the basis of an Averaging Period that includes the last two trading days of the Exchange Offer. See “The Exchange Offer- Terms of the Exchange Offer.”

Market prices for shares of Lennar Class A Common Stock may be impacted by the Exchange Offer.

Investors may purchase shares of Lennar Class A Common Stock in order to participate in the Exchange Offer, which may have the effect of raising market prices for shares of Lennar Class A Common Stock during the pendency of the Exchange Offer. Following the completion of the Exchange Offer, the market prices for shares of Lennar Class A Common Stock may decline because any Exchange Offer-related demand for shares of Lennar Class A Common Stock will cease. In addition, following the completion of the Exchange Offer, the market prices for shares of Lennar Class A Common Stock may decline because Lennar will no longer have any ownership interest in Millrose.

The Exchange Offer could result in significant tax liability.

The Exchange Offer is expected to be (and Lennar intends to report it as) a sale or exchange within the meaning of section 302(b) of the Code by a U.S. Holder (as defined in “Material U.S. Federal Income Tax Consequences”) of its tendered shares of Lennar Class A Common Stock because the Exchange Offer is expected to be (1) not “essentially equivalent to a dividend,” (2) a distribution that is “substantially disproportionate” with respect to the U.S. Holder, or (3) a “complete termination” of its interest in Lennar. Each Lennar stockholder who receives shares of Millrose Class A Common Stock in the Exchange Offer would generally be treated as recognizing taxable gain or loss equal to the difference between the fair market value of the shares of Millrose Class A Common Stock (and cash in lieu of fractional shares) received by the U.S. Holder and its tax basis in the shares of Lennar Class A Common Stock exchanged therefor. If the Exchange Offer does not qualify as a sale or exchange with regard to a particular U.S. Holder, it will be treated as a taxable dividend, to the extent of Lennar’s current and accumulated earnings and profits, in an amount equal to the fair market value of the shares of Millrose Class A Common Stock (and cash in lieu of fractional shares) received by the U.S. Holder. As a result, the Exchange Offer is expected to generate taxable income to the participating U.S. Holders without a corresponding cash distribution. If you are not a U.S. Holder, you should consult with your tax advisor regarding the possible imposition of U.S. federal withholding tax if the Exchange Offer does not qualify as a sale or exchange with respect to you.

A new 1% U.S. federal excise tax is expected to be imposed on Lennar in connection with the Exchange Offer.

The Inflation Reduction Act of 2022 imposes a 1% excise tax on the fair market value of stock repurchased by “covered corporations” beginning in 2023 (the “Excise Tax”), including any redemptions within the meaning of section 317(b) and any “economically similar” transactions such as repurchases or certain exchanges of stock. The Excise Tax is imposed on the covered corporation itself, not the shareholders from which the stock is redeemed or repurchased. In general, publicly traded domestic corporations are “covered corporations.” Because Lennar is a Delaware corporation and its securities are traded on the NYSE, Lennar believes that it is a “covered corporation” for this purpose. As a result of the exchange of Lennar Class A Common Stock pursuant to the Exchange Offer, Lennar will generally be subject to the Excise Tax on the fair market value of the aggregate amount of Lennar Class A Common Stock exchanged for Millrose Class A Common Stock reduced by any applicable exceptions under section 4501 of the Code (including the amount of any Millrose Class A Common Stock distributed in the Exchange Offer that is treated as a taxable dividend to holders of Lennar Class A Common Stock).

In addition, for purposes of calculating the Excise Tax, covered corporations are permitted to net the fair market value of certain new stock issuances against the fair market value of stock redemptions during the same taxable year. Certain additional exceptions may also apply to the Excise Tax. Whether and to what extent Lennar would be subject to the Excise Tax would depend on a number of factors, including (i) the fair market value of the stock exchanged in connection with the Exchange Offer, and (ii) other equity issuances within the same taxable year.

CAUTIONARY STATEMENT CONCERNING FORWARD-LOOKING STATEMENTS

This prospectus contains forward-looking statements, which do not relate strictly to historical or current facts and which reflect Lennar’s and Millrose’s, as the case may be, management’s assumptions, views, plans, objectives and projections about the future. Forward-looking statements may be identified by the use of words such as “plans,” “expects,” “will,” “anticipates,” “estimates” and other words of similar meaning in conjunction with, among other things: discussions of future operations; expected operating results and financial performance; impact of planned acquisitions and dispositions; strategy for growth; product development activities; regulatory approvals; market position; expenditures; and the effects of the Exchange Offer on Millrose’s business.

In particular, forward-looking statements include statements relating to:

The Exchange Offer

•	the Exchange Offer and/or one or more subsequent additional distributions, including the Clean-Up Disposition, if any, and to what extent the Clean-Up Disposition is successfully realized;

•	the Spin-Off, the Exchange Offer and their expected benefits;

•	applicable laws and regulations;

•

the Exchange Offer and related transactions will result in a substantial amount of Millrose Class A Common Stock entering the market, which may adversely affect the market price of Millrose Class A Common Stock;

•	investments will be subject to different risks after the Exchange Offer;

•

during and following the completion of the Exchange Offer, shares of Lennar Class A Common Stock and Millrose Class A Common Stock will fluctuate and the final per-share values used in determining the exchange ratio may not be indicative of future trading prices;

•	tendering Lennar stockholders may receive a reduced discount or may not receive any discount in the Exchange Offer;

•	market prices for shares of Lennar Class A Common Stock and Lennar Class B Common Stock may be impacted by the Exchange Offer;

•

market prices for shares of Millrose Class A Common Stock and Millrose Class B Common Stock may be affected by the Exchange Offer, due to shares of Millrose Class A Common Stock possibly being sold in the market;

Millrose

•	Millrose’s plans and objectives for future operations, including plans and objectives relating to future growth of its business and the HOPP’R;

•

the availability of capital at any given time to finance the various endeavors, projects and acquisitions that are expected or planned for Millrose, as well as the availability of capital that needs to be reserved for specified uses (whether contractually or by law);

•

expectations about the quality and value of the Homesites and the existence of any liabilities attached to the Homesites, and the adequacy of the protection, including of Lennar’s indemnification of Millrose in connection with the Supplemental Transferred Assets Transaction;

•

expectations and assumptions around Millrose’s ongoing relationship with Lennar, including expectations that Lennar will fully perform on all its obligations pursuant to the Lennar Agreements (and that there will be regular and timely exercises of its Purchase Options) and expectations that Lennar will continue to provide Millrose with ongoing transactions pursuant to the Master Program Agreement and refer Lennar Related Ventures who may be interested in the HOPP’R to Millrose as potential new customers;

•	the possibility of providing the HOPP’R to future new customers, including Lennar Related Ventures and Other Customers, and the nature of any such future arrangements;

•	the planned use, development and sales of the Transferred Assets and the Supplemental Transferred Assets;

•	any expected acquisitions, uses, development and sales of Future Property Assets;

•	expectations and assumptions around Millrose’s relationship with the Manager, an affiliate and wholly-owned subsidiary of Kennedy Lewis;

•	Millrose’s status as a REIT and MPH Parent’s and Millrose Holdings’ status as TRSs;

•	expectations around ownership limits of Millrose common stock;

•	Millrose’s expected business, operations and financial position;

•

expectations and assumptions around Millrose’s source of revenues, expected income, ability to secure financing or incur and repay indebtedness, and ability to comply with restrictions contained in Millrose’s debt agreements;

Lennar

•	Lennar’s expected business, operations and financial position;

•	slowdowns in real estate markets in regions where Lennar has significant development homebuilding or multifamily activities or owns a substantial number of single-family homes for rent;

•	decreased demand for Lennar’s homes, either for sale or for rent, or multifamily rental apartments;

•	the impact of increased cost of mortgage financing for homebuyers, increased interest rates or increased competition in the mortgage industry;

•	supply shortages and increased costs related to construction materials and labor, including lumber, and labor;

•	changes in trade policy affecting Lennar’s business, including changes to tariff regimes;

•

changes in U.S and foreign governmental laws, regulations and policies, including retaliatory policies against the United States, that may impact Lennar’s business and operations; cost increases related to real estate taxes and insurance;

•	the effect of increased interest rates with regard to Lennar’s funds’ borrowings on the willingness of the funds to invest in new projects;

•	reductions in the market value of Lennar’s investments in public companies;

•	natural disasters or catastrophic events for which insurance may not provide adequate coverage;

•	a decline in the value of the land and home inventories and resulting possible future write downs of the carrying value of real estate assets;

•	the forfeiture of deposits related to land purchase options not exercised;

•	labor shortages due to increased enforcement of restrictions on immigration;

•	possible unfavorable outcomes results in legal proceedings; and

•	and conditions in the capital, credit and financial markets; changes in laws, regulations or the regulatory environment affecting Lennar’s business.

Because forward-looking statements are based on current beliefs, expectations and assumptions regarding future events, they are subject to risks, uncertainties and changes that are difficult to predict and many of which are outside of Lennar’s and Millrose’s control. You should realize that if underlying assumptions prove inaccurate, or known or unknown risks or uncertainties materialize, Lennar’s and Millrose’s actual results and financial condition could vary materially from expectations and projections expressed or implied in the forward-looking statements. These matters involve risks and uncertainties as discussed in Lennar’s periodic reports on Form 10-K and Form 10-Q, and its current reports on Form 8-K, filed with the SEC, as well as those issues and uncertainties described elsewhere in this prospectus, including in “Risk Factors.” Many factors, including those set forth in “Risk Factors,” could cause actual results to differ materially from such forward-looking statements. However, there may also be other risks that Lennar and Millrose are unable to foresee at this time. If one or more of these risks or uncertainties materialize, or if management’s underlying beliefs and assumptions prove to be incorrect, actual results may differ materially from those contemplated by a forward-looking statement included in this prospectus. You should not put undue reliance on forward-looking statements, which speak only as of the date on which such statements are made.

For additional information regarding risks and uncertainties faced by Lennar and Millrose, please read “Incorporation by Reference” and “Risk Factors” herein. You should understand that it is not possible to predict or identify all such factors and you should not consider the risks described above to be a complete statement of all potential risks and uncertainties. Lennar and Millrose do not undertake to publicly update any forward-looking statement that may be made from time to time, whether as a result of new information or future events or developments, except as required by law.

THE TRANSACTION

Background of the Exchange Offer

Spin-Off

In 2023, Lennar determined to separate the Business Assets by contributing them into a new corporation, Millrose, and distributing all or most of the shares of Millrose to Lennar’s stockholders, which would cause Millrose to be a separate publicly traded corporation. Millrose was incorporated under the laws of the State of Maryland on March 19, 2024 for the purpose of receiving the Business Assets from Lennar and becoming an independent publicly traded company that engages in large-scale recycled capital financing of land acquisition and Horizontal Development using the HOPP’R.

Lennar announced its intent to effect the Spin-Off on January 10, 2025, through a distribution of Millrose common stock to holders of Lennar common stock who held such shares on the record date of January 21, 2025.

On February 7, 2025, the Spin-Off was completed through the distribution of 120,983,633 shares of Millrose Class A Common Stock and 11,819,811 shares of Millrose Class B Common Stock to holders of Lennar common stock, at a ratio of one share of Millrose Class A Common Stock or Millrose Class B Common Stock for every two shares of Lennar Class A Common Stock or Lennar Class B Common Stock, respectively. As of the closing of the Spin-Off, there were 154,183,686 shares of Millrose Class A Common Stock outstanding and Lennar retained 33,200,053 shares of Millrose Class A Common Stock, or approximately 20% of the total outstanding shares of Millrose common stock. In connection with the Spin-Off, certain Lennar employees received shares of Millrose common stock on their unvested Lennar restricted stock awards, some of which have been forfeited back to Lennar following the Spin-Off.

Following the Spin-Off, Millrose is externally managed by KL, with KL personnel serving as all officers and employees of, and performing all business operations for, Millrose, Millrose Holdings and any Other Subsidiaries. Millrose intends to qualify as a REIT for U.S. federal income tax purposes, effective for its taxable year ending December 31, 2025.

At the time of the Spin-Off, Lennar announced that it expected to dispose of its remaining interest in Millrose through a subsequent spin-off, split-off, public offering, private sale or any combination of these potential transactions. Lennar will not exercise its voting rights with respect to this stock for as long as it retains the shares. Lennar has decided to dispose of its remaining shares of Millrose Class A Common Stock as of the commencement of the Exchange Offer in the form of a split off by offering to exchange its remaining shares of Millrose Class A Common Stock for outstanding Lennar Class A Common Stock. Lennar may also dispose of additional shares of Millrose Class A Common Stock and Millrose Class B Common Stock that are forfeited back to Lennar by its employees through one or more Clean-Up Dispositions.

Debt Financing Transactions

On February 7, 2025, Millrose entered into a credit agreement providing for a three-year senior unsecured revolving credit facility in an aggregate principal amount of $1.335 billion, with JPMorgan Chase Bank, N.A. serving as administrative agent for a syndicate of lenders. The proceeds of the loans under the Revolving Credit Facility have been and will be used for general corporate purposes. As of September 30, 2025, Millrose had $0 in outstanding balances under its Revolving Credit Facility.

On June 24, 2025, Millrose entered into a credit agreement that provided for a delayed draw term loan facility with commitments in the aggregate amount of $1.0 billion with the lenders party thereto and Goldman Sachs Bank USA as administrative agent for the lenders that was scheduled to mature on June 23, 2026. Proceeds of the DDTL Credit Facility were used to fund the New Home (as defined below) acquisition of Landsea (as defined below) and any remaining proceeds were available for general corporate purposes. A portion of the offering proceeds of the 2030 Notes and the 2032 Notes were used to repay all outstanding balances under the DDTL Credit Facility. On September 11, 2025, the receipt by Millrose of the net cash proceeds from the September 2025 Offering triggered a mandatory prepayment under the DDTL Credit Agreement. Millrose used a portion of such net cash proceeds to repay in full all outstanding obligations under the DDTL Credit Agreement. In connection therewith, on September 11, 2025, Millrose terminated the DDTL Credit Agreement and the other loan documents and all of the security interests in the assets of Millrose securing the obligations thereunder were released.

On August 7, 2025, Millrose completed the offer and sale (the “August 2025 Offering”) of $1.25 billion aggregate principal amount of its 6.375% Senior Notes due 2030 (the “2030 Notes”). The 2030 Notes were issued pursuant to an indenture, dated as of August 7, 2025 (the “2030 Notes Indenture”), among Millrose, the subsidiary guarantors from time to time party thereto and Citibank, N.A., as trustee. The 2030 Notes are fully and unconditionally guaranteed on a senior unsecured basis by Millrose Properties SPE LLC, a wholly-owned subsidiary of Millrose. Proceeds of the offering of the 2030 Notes were used to repay $500 million principal amount of outstanding borrowings under the DDTL Credit Facility, to repay $450 million principal amount of outstanding borrowings under the Revolving Credit Facility and for general corporate purposes.

On September 11, 2025, Millrose completed the offer and sale (the “September 2025 Offering”) of $750 million aggregate principal amount of its 6.250% Senior Notes due 2032 (the “2032 Notes”). The 2032 Notes were issued pursuant to an indenture, dated as of September 11, 2025 (the “2032 Notes Indenture”, and together with the 2030 Notes Indenture, the “Indentures”), among Millrose, the subsidiary guarantors from time to time party thereto and Citibank, N.A., as trustee. The 2032 Notes are fully and unconditionally guaranteed on a senior unsecured basis by Millrose Properties SPE LLC, a wholly-owned subsidiary of Millrose. Proceeds of the offering of the 2032 Notes were used to repay $500 million principal amount of outstanding borrowings under the DDTL Credit Facility and related expenses and will be used for general corporate purposes.

See “Description of Certain Indebtedness of Millrose” for more information on the Millrose’s debt financing transactions.

Reasons for the Exchange Offer

Lennar has decided to commence the Exchange Offer to dispose of all of Lennar’s remaining interest in Millrose as of the commencement of the Exchange Offer. At the time of the Spin-Off, Lennar announced that it intended to hold its remaining 20% interest in Millrose for a limited period of time and to dispose of this stock through a subsequent spin-off, split-off, public offering, private sale or any combination of these potential transactions. Lennar believes that the Exchange Offer, a split-off, is a sound and appropriate means of disposing of its remaining Millrose Class A Common Stock that is consistent with existing Lennar programs of re-acquiring outstanding shares.

Neither Lennar nor Millrose can provide assurances that, following the Exchange Offer, any benefits of the Exchange Offer will be realized to the extent anticipated or at all.

The following reasons were considered by Lennar in making the determination to dispose of all or a portion of Lennar’s remaining interest in Millrose by means of the Exchange Offer:

Positives

•	The Exchange Offer presents an opportunity for Lennar to quickly repurchase a large number of outstanding shares of Lennar Class A Common Stock without reducing overall cash.

•

The Exchange Offer provides Lennar’s stockholders with an opportunity to adjust their current Lennar investment between Lennar and Millrose and, accordingly, is an efficient means of placing Millrose Class A Common Stock with those Lennar stockholders who wish to directly own additional interests in Millrose.

•

The Exchange Offer presents stockholders tendering shares of Lennar Class A Common Stock with an opportunity to acquire shares of Millrose Class A Common Stock at a discount to the then-prevailing market price.

Negatives

•

The Exchange Offer presents more execution risk than a pro rata spin-off of all or a portion of Lennar’s remaining interest in Millrose, and may require an extension of the Exchange Offer period or the Clean-Up Disposition if the Exchange Offer is not fully subscribed.

•

The Exchange Offer will cause Lennar to incur certain incremental expenses relating to the Exchange Offer that it would not otherwise incur in connection with a pro rata spin-off of all or a portion of Lennar’s remaining interest in Millrose.

Effects of the Exchange Offer

Holders of Lennar Class A Common Stock will be affected by the Exchange Offer as follows:

•

Holders who exchange all of their shares of Lennar Class A Common Stock, if the Exchange Offer is not oversubscribed, will no longer have any ownership interest in Lennar but will instead directly own only an interest in Millrose. As a result, their investment will be subject exclusively to benefits and risks associated with Millrose and not benefits and risks associated solely with Lennar.

•

Unless their odd-lot tender is not subject to proration, holders who exchange all of their shares of Lennar Class A Common Stock will, if the Exchange Offer is oversubscribed, be subject to proration and will own an interest in both Lennar and Millrose. As a result, their investment will continue to be subject to benefits and risks associated with both Lennar and Millrose, though such holders will be subject to these benefits and risks to a different degree than prior to the Exchange Offer.

•

Holders who exchange some, but not all, of their shares of Lennar Class A Common Stock, regardless of whether the Exchange Offer is fully subscribed, will own fewer shares of Lennar Class A Common Stock and more shares of Millrose Class A Common Stock than prior to the Exchange Offer, unless they otherwise acquire Lennar Class A Common Stock. As a result, their investment will continue to be subject to benefits and risks associated with both Lennar and Millrose, though such holders may be subject to these benefits and risks to a different degree than prior to the Exchange Offer.

•	Holders who do not exchange any of their shares of Lennar Class A Common Stock in the Exchange Offer will have an increased ownership interest in Lennar, on a percentage basis,

and will have their indirect ownership interest in Millrose decrease. As a result, their investment will be subject to benefits and risks associated with Lennar and to the benefits and risks associated with Millrose except to the extent of Lennar’s continued ownership interest in Millrose, and to the extent they otherwise own Millrose Class A Common Stock.

•

Holders who remain stockholders of Lennar following the completion of the Exchange Offer may, if Lennar conducts the Clean-Up Disposition in the form of a pro rata spin-off of its remaining interest in Millrose, receive shares of Millrose Class A Common Stock (although such holders may instead receive only cash in lieu of a fractional share). As a result, their investment may be subject to benefits and risks associated with both Lennar and Millrose, though such holders will be subject to these benefits and risks to a different degree than prior to the Exchange Offer. Lennar may also dispose of additional shares of Millrose Class A Common Stock and Millrose Class B Common Stock that are forfeited back to Lennar by its employees through one or more Clean-Up Dispositions.

Millrose’s Equity Capitalization

As of September 30, 2025, Millrose’s authorized capital stock consists of 450,000,000 shares of common stock, $0.01 par value per share, including 275,000,000 shares of Millrose Class A Common Stock, of which 154,183,686 shares are issued and outstanding, and 175,000,000 shares of Millrose Class B Common Stock, of which 11,819,811 shares are issued and are outstanding, and 50,000,000 shares of preferred stock, $0.01 par value per share (“Millrose Preferred Stock”), of which none have been issued. As of the commencement of the Exchange Offer, Lennar owned 33,298,764 shares of Millrose Class A Common Stock, representing approximately 20% of the total outstanding shares of Millrose common stock as of September 30, 2025.

No Appraisal Rights

Appraisal is a statutory remedy under state law available to corporate stockholders who object to extraordinary actions taken by their corporation. This remedy allows dissenting stockholders to require the corporation to repurchase their stock at a price equivalent to its value immediately prior to the extraordinary corporate action. No appraisal rights are available to Lennar stockholders or Millrose stockholders in connection with the Exchange Offer.

Regulatory Approval

Certain acquisitions of Millrose Class A Common Stock under the Exchange Offer may require a premerger notification filing under the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended. If a holder of Lennar Class A Common Stock decides to participate in the Exchange Offer and consequently acquires enough shares of Millrose Class A Common Stock to exceed the $126.4 million threshold provided for in the Hart-Scott-Rodino Act and associated regulations, and if an exemption under the Hart-Scott-Rodino Act or associated regulations does not apply, Lennar and the holder will be required to make filings under the Hart-Scott-Rodino Act and the holder will be required to pay the applicable filing fee. A filing requirement could delay the exchange of shares with any stockholder or stockholders required to make such a filing until the waiting periods in the Hart-Scott-Rodino Act have expired or been terminated.

Apart from the registration of shares of Millrose Class A Common Stock offered in the Exchange Offer under applicable securities laws and Lennar filing a Schedule TO with the SEC, Lennar does not believe that any other material U.S. federal or state regulatory filings or approvals will be necessary to consummate the Exchange Offer.

Accounting Treatment

Lennar’s acquisition of shares of its Class A Common Stock through the Exchange Offer will be recorded as an acquisition of treasury stock at a cost equal to the market value of the shares of Lennar Class A Common Stock accepted in the Exchange Offer at its expiration. Any difference between the net book value of Millrose attributable to Lennar and the market value of the shares of Lennar Class A Common Stock acquired at that date will be recognized as a gain or loss on the disposal of its Millrose Class A Common Stock.

The aggregate market value of Lennar’s investment in 33,298,764 shares of Millrose Class A Common Stock, based on the closing price of shares of Millrose Class A Common Stock on October 9, 2025 of $32.39 per share, was approximately $1.08 billion. Lennar expects to recognize a gain or loss upon consummation of the Exchange Offer. The amount of the gain or loss will be dependent upon the final exchange ratio and the value of Lennar Class A Common Stock at the time the Exchange Offer is consummated. For example, if at the time Lennar completes the Exchange Offer, (1) the Exchange Offer is fully subscribed, (2) the upper limit of 4.1367 shares of Millrose Class A Common Stock exchanged for each share of Lennar Class A Common Stock is in effect and (3) the market value of Lennar Class A Common Stock is $117.91 per share (the closing price on the NYSE on October 9, 2025), Lennar would recognize a loss of approximately $129 million in connection with the transaction, prior to estimated fees and expenses. A $1.00 increase in the per share market value of Lennar Class A Common Stock in this example would decrease the loss recognized by Lennar by approximately $8 million.

Tax Treatment

The Exchange Offer is expected to be (and Lennar intends to report it as) a sale or exchange within the meaning of section 302(b) of the Code by a U.S. Holder (as defined in “Material U.S. Federal Income Tax Consequences”) of its tendered shares of Lennar Class A Common Stock because the Exchange Offer is expected to be (1) not “essentially equivalent to a dividend,” (2) a distribution that is “substantially disproportionate” with respect to the U.S. Holder, or (3) a “complete termination” of the U.S Holder’s interest in Lennar. Each U.S. Holder who receives shares of Millrose Class A Common Stock in the Exchange Offer would generally be treated as recognizing taxable gain or loss equal to the difference between the fair market value of the shares of Millrose Class A Common Stock (and cash in lieu of fractional shares) received by the U.S. Holder and its tax basis in the shares of Lennar Class A Common Stock exchanged therefor. If the Exchange Offer does not qualify as a sale or exchange with regard to a particular stockholder, it will be treated as a taxable dividend, to the extent of Lennar’s current and accumulated earnings and profits, in an amount equal to the fair market value of the shares of Millrose Class A Common Stock (and cash in lieu of fractional shares) received by the stockholder.

Lennar is expected to be subject to a 1% excise tax on the fair market value of the shares of Lennar Class A Common Stock received in the Exchange Offer (reduced by any amount of the Millrose Class A Common Stock that is treated as a taxable dividend to holders of Lennar Class A Common Stock and net of the fair market value of certain stock issued by Lennar during the same taxable year as the Exchange Offer). See “Material U.S. Federal Income Tax Consequences” for a more detailed discussion of the tax treatment of the Exchange Offer.

Plans by Lennar

There are no plans, proposals or negotiations in connection with the Exchange Offer that relate to or would result in (i) any extraordinary transaction, such as a merger, reorganization or liquidation, involving Lennar or any of its subsidiaries; (ii) any purchase, sale or transfer of a material amount of assets of Lennar or any of its subsidiaries; (iii) any material change in the present dividend rate or policy, or indebtedness or capitalization of the subject company; (iv) any change in the present board of directors or management of Lennar, including, but not limited to, any plans or proposals to change the number or the term of directors or to fill any existing vacancies on the board or to change any material term of the employment contract of any executive officer; (v) any other material change in Lennar’s corporate structure or business; (vi) any class of equity securities of Lennar to be delisted from a national securities exchange or cease to be authorized to be quoted in an automated quotations system operated by a national securities association; (vii) any class of equity securities of Lennar becoming eligible for termination of registration under section 12(g)(4) of the Exchange Act; (viii) the suspension of Lennar’s obligation to file reports under Section 15(d) of the Exchange Act; (ix) the acquisition or disposition of Lennar’s securities by any person outside of the Exchange Offer; or (x) any changes in Lennar’s charter, bylaws or other governing instruments or other actions that could impede the acquisition of control of Lennar.

THE EXCHANGE OFFER

Terms of the Exchange Offer

General

Lennar is offering to exchange up to 33,298,764 shares of Millrose Class A Common Stock which are owned by Lennar for outstanding shares of Lennar Class A Common Stock, at an exchange ratio to be calculated in the manner described below, on the terms and conditions and subject to the limitations described below and in the related letter of transmittal (including the instructions thereto) which are validly tendered by 12:00 midnight, New York City time, on November 7, 2025, unless the Exchange Offer is extended or terminated. The last day on which tenders will be accepted, whether on November 7, 2025 or any later date to which the Exchange Offer is extended, is referred to in this prospectus as the “expiration date.” You may tender all, some or none of your shares of Lennar Class A Common Stock.

The number of shares of Lennar Class A Common Stock that will be accepted if the Exchange Offer is completed will depend on the final exchange ratio and the number of shares of Lennar Class A Common Stock validly tendered and not validly withdrawn. The maximum number of shares of Lennar Class A Common Stock that will be accepted if the Exchange Offer is completed will be equal to the number of shares of Millrose Class A Common Stock offered by Lennar in the Exchange Offer divided by the final exchange ratio (which will be subject to the upper limit). Lennar is offering 33,298,764 shares of Millrose Class A Common Stock. Accordingly, the largest possible number of shares of Lennar Class A Common Stock that will be accepted equals 33,298,764 divided by the final exchange ratio. Lennar’s obligation to complete the Exchange Offer is subject to important conditions that are described in the section entitled “—Conditions to Completion of the Exchange Offer.”

For each share of Lennar Class A Common Stock that you tender in the Exchange Offer and do not validly withdraw, and that is accepted by Lennar, you will receive a number of shares of Millrose Class A Common Stock at a discount of 6% from the three day VWAP of Millrose Class A Common Stock during the Averaging Period described below, subject to an upper limit of 4.1367 shares of Millrose Class A Common Stock per share of Lennar Class A Common Stock. Stated another way, subject to the upper limit described below, for each $100 of Lennar Class A Common Stock accepted in the Exchange Offer, you will receive approximately $106.38 of shares of Millrose Class A Common Stock based on the Average Lennar Price and the Average Millrose Price, as determined by Lennar.

The Average Lennar Price will be equal to the simple arithmetic average of the daily VWAPs of shares of Lennar Class A Common Stock on the NYSE during the Averaging Period, as determined by Lennar, and the Average Millrose Price will be equal to the simple arithmetic average of the daily VWAPs of shares of Millrose Class A Common Stock on the NYSE during the Averaging Period, as determined by Lennar, as more fully described below under “—Pricing Mechanism.”

The daily VWAP for shares of Lennar Class A Common Stock or Millrose Class A Common Stock, as the case may be, will be the volume-weighted average price per share of that stock on the NYSE during the period beginning at 9:30 a.m., New York City time (or such other time as is the official open of trading on the NYSE), and ending at 4:00 p.m., New York City time (or such other time as is the official close of trading on the NYSE), except that such data will only take into account adjustments made to reported trades included by 4:10 p.m., New York City time. The daily VWAP will be as reported by Bloomberg L.P. as displayed under the heading Bloomberg VWAP on the Bloomberg pages “LEN UN” with respect to Lennar Class A Common Stock and “MRP UN” with respect to Millrose Class A Common Stock (or any other recognized quotation source selected by Lennar in its sole discretion if such pages are not available or are manifestly erroneous). The daily VWAPs obtained from Bloomberg L.P. may be different from other sources or investors’ or other security holders’ own calculations. Lennar will determine the simple arithmetic average of the VWAPs of each stock, and such determination will be final.

For purposes of the Exchange Offer, a “business day” means any day other than a Saturday, Sunday or U.S. federal holiday and consists of the time period from 12:01 a.m., New York City time, through 12:00 midnight, New York City time.

No offer is being made to the holders of shares of Lennar Class B Common Stock.

Upper Limit

The number of shares of Millrose Class A Common Stock that you can receive is subject to an upper limit of 4.1367 shares of Millrose Class A Common Stock for each share of Lennar Class A Common Stock accepted in the Exchange Offer. If the upper limit is in effect, you will receive less than $106.38 of Millrose Class A Common Stock for each $100 of Lennar Class A Common Stock that you tender based on the Average Lennar Price and Average Millrose Price, and you could receive much less. This upper limit represents a 12% discount for shares of Millrose Class A Common Stock based on the closing prices of shares of Lennar Class A Common Stock and Millrose Class A Common Stock on October 9, 2025 (the last trading day immediately preceding the date of the commencement of the Exchange Offer). Lennar set this upper limit to ensure that there would not be an unduly high number of shares of Millrose Class A Common Stock being exchanged for each share of Lennar Class A Common Stock accepted in the Exchange Offer.

Pricing Mechanism

The terms of the Exchange Offer are designed to result in you receiving approximately $106.38 of Millrose Class A Common Stock for each $100 of Lennar Class A Common Stock validly tendered and accepted in the Exchange Offer based on the Average Lennar Price and the Average Millrose Price determined as described above and subject to the upper limit. Regardless of the final exchange ratio, the terms of the Exchange Offer would always result in you receiving approximately $106.38 of Millrose Class A Common Stock for each $100 of Lennar Class A Common Stock, based on the Average Lennar Price and the Average Millrose Price, so long as the upper limit described above is not in effect.

To illustrate, the number of shares of Millrose Class A Common Stock you will receive for shares of Lennar Class A Common Stock validly tendered and accepted in the Exchange Offer, and assuming no proration occurs, will be calculated as:

Number of shares of Millrose Class A Common Stock	= (a) number of shares of Lennar Class A Common Stock validly tendered by you and accepted by Lennar	multiplied by	(b) the final exchange ratio

The following formula will be used to calculate the final exchange ratio:

Final exchange ratio	= the lesser of:	(a) the Average Lennar Price divided by 94% of the Average Millrose Price	and	(b) 4.1367 (the upper limit)

The Average Lennar Price for purposes of the Exchange Offer will equal the simple arithmetic average of the daily VWAPs of shares of Lennar Class A Common Stock on the NYSE during the Averaging Period of three consecutive trading days (which, if the Exchange Offer is not extended or terminated, would be November 3, November 4 and November 5, 2025) ending on and including the second trading day immediately preceding the expiration date of the Exchange Offer (which expiration date, if the Exchange Offer is not extended or terminated, would be November 7, 2025). The Average Millrose Price for purposes of the Exchange Offer will equal the simple arithmetic average of the daily VWAPs of shares of Millrose Class A Common Stock on the NYSE during the Averaging Period.

The final exchange ratio, the daily VWAPs used to calculate the final exchange ratio, the Average Lennar Price and the Average Millrose Price will each be rounded to four decimals.

To help illustrate the way these calculations work, below are two examples:

•

Example 1: Assuming that the simple arithmetic average of the daily VWAPs during the Averaging Period is $120.2050 per share of Lennar Class A Common Stock and $32.3899 per share of Millrose Class A Common Stock, you would receive 3.9481 shares ($120.2050 divided by 94% of $32.3899) of Millrose Class A Common Stock for each share of Lennar Class A Common Stock accepted in the Exchange Offer. In this example, the upper limit of 4.1367 shares of Millrose Class A Common Stock for each share of Lennar Class A Common Stock would not apply.

•

Example 2: Assuming that the simple arithmetic average of the daily VWAPs during the Averaging Period is $120.2050 per share of Lennar Class A Common Stock and $29.1509 per share of Millrose Class A Common Stock, the upper limit of 4.1367 would be in effect and you would only receive 4.1367 shares of Millrose Class A Common Stock for each share of Lennar Class A Common Stock accepted in the Exchange Offer because the upper limit is less than 4.3867 shares ($120.2050 divided by 94% of $29.1509) of Millrose Class A Common Stock for each share of Lennar Class A Common Stock.

A website will be maintained at www.envisionreports.com/lennarexchange that will provide daily VWAPs of both Lennar Class A Common Stock and Millrose Class A Common Stock during the pendency of the Exchange Offer. You may contact the information agent at its toll-free number provided on the back cover of this prospectus to obtain this information.

Prior to the Averaging Period, commencing on the third trading day of the Exchange Offer, the information agent will also provide indicative exchange ratios for each day that will be calculated based on the indicative calculated per-share values of Lennar Class A Common Stock and Millrose Class A Common Stock on each day, calculated as though that day were the last day of the Averaging Period, by 4:30 p.m., New York City time. In other words, assuming that a given day is a trading day, the indicative exchange ratio will be calculated based on the simple arithmetic average of the daily VWAPs of Lennar Class A Common Stock and Millrose Class A Common Stock for that day and the immediately preceding two trading days. The indicative exchange ratio will also reflect whether the upper limit would have been in effect had such day been the last day of the Averaging Period.

During the first two days of the Averaging Period, the information agent will provide indicative exchange ratios that will be calculated based on the Average Lennar Price and Average Millrose Price, as calculated by Lennar based on data reported by Bloomberg L.P. (or any other recognized quotation source selected by Lennar in its sole discretion if such source is not available or is manifestly erroneous). The information agent will not provide an indicative exchange ratio on the third day of the Averaging Period. The indicative exchange ratios will be calculated as follows: (1) on the first day of the Averaging Period, the indicative exchange ratio will be calculated based on the daily VWAPs of Lennar Class A Common Stock and Millrose Class A Common Stock for that first day of the Averaging Period and (2) on the second day of the Averaging Period, the indicative exchange ratio will be calculated based on the simple arithmetic average of the daily VWAPs of Lennar Class A Common Stock and Millrose Class A Common Stock for the first and second day of the Averaging Period. During the first two days of the Averaging Period, the indicative exchange ratios will be updated by the information agent each day by 4:30 p.m. New York City time. The final exchange ratio, including whether the upper limit on the number of shares that can be received for each share of Lennar Class A Common Stock validly tendered is in effect, will be announced by press release by 9:00 a.m., New York City time, on the trading day immediately preceding the expiration date of the Exchange Offer (which expiration date, if the Exchange Offer is not extended or terminated, would be November 7, 2025).

Prior to and during the Averaging Period, the data based on which the daily VWAP is determined will only take into account adjustments made to reported trades included by 4:10 p.m., New York City time. The daily VWAPs, as reported by Bloomberg L.P., may be different from other sources or investors’ or other security holders’ own calculations. Lennar will determine the simple arithmetic average of the VWAPs of each, and such determination will be final.

Final Exchange Ratio

The final exchange ratio that shows the number of shares of Millrose Class A Common Stock that you will receive for each share of Lennar Class A Common Stock that you validly tendered and which is accepted in the Exchange Offer, including whether the upper limit on the number of shares of Millrose Class A Common Stock that can be received for each share of Lennar Class A Common Stock validly tendered is in effect, will be announced by press release and available at www.envisionreports.com/lennarexchange no later than 9:00 a.m., New York City time, on the trading day immediately preceding the expiration date of the Exchange Offer (which expiration date, if the Exchange Offer is not extended or terminated, would be November 7, 2025). After that time, you may also contact the information agent to obtain the final exchange ratio at its toll-free number provided on the back cover of this prospectus.

If a market disruption event occurs with respect to shares of Lennar Class A Common Stock or Millrose Class A Common Stock on any day during the Averaging Period, the simple arithmetic average stock price of Lennar Class A Common Stock and Millrose Class A Common Stock will be determined using the daily VWAPs of shares of Lennar Class A Common Stock and Millrose Class A Common Stock on the preceding trading day or days, as the case may be, on which no market disruption event occurred. If, however, Lennar decides to extend the Exchange Offer period following a market disruption event, the Averaging Period will be reset. If a market disruption event occurs as specified above, Lennar may terminate the Exchange Offer if, in its reasonable judgment, the market disruption event has impaired the benefits of the Exchange Offer. See “—Conditions to Completion of the Exchange Offer.”

A “market disruption event” with respect to either Lennar Class A Common Stock or Millrose Class A Common Stock means a suspension, absence or material limitation of trading of such stock on the NYSE for more than two hours of trading or a breakdown or failure in the price and trade reporting systems of the NYSE as a result of which the reported trading prices for Lennar Class A Common Stock or Millrose Class A Common Stock, as the case may be, during any half-hour trading period during the principal trading session in the NYSE are materially inaccurate, as determined by Lennar in its sole discretion, on the day with respect to which such determination is being made. For purposes of such determination: (1) a limitation on the hours or number of days of trading will not constitute a market disruption event if it results from an announced change in the regular business hours of the NYSE; and (2) limitations pursuant to NYSE Rule 80A (or any applicable rule or regulation enacted or promulgated by the NYSE, any other self-regulatory organization or the SEC of similar scope as determined by Lennar or the exchange agent) on trading during significant market fluctuations will constitute a suspension, absence or material limitation of trading.

Since the Exchange Offer is scheduled to expire at 12:00 midnight, New York City time, on the expiration date of the Exchange Offer (which, if the Exchange Offer is not extended or terminated, would be November 7, 2025) and the final exchange ratio, including whether the upper limit on the number of shares that can be received for each share of Lennar Class A Common Stock validly tendered is in effect, will be announced by 9:00 a.m., New York City time, on the trading day immediately preceding the expiration date of the Exchange Offer, you will be able to tender or withdraw your shares of Lennar Class A Common Stock after the final exchange ratio is determined until the Exchange Offer has expired. For more information on tendering and withdrawing your shares, see “—Procedures for Tendering” and “—Withdrawal Rights.”

For the purposes of illustration, the table below indicates the number of shares of Millrose Class A Common Stock that you would receive per one share of Lennar Class A Common Stock accepted in the Exchange Offer, calculated on the basis described under “—Pricing Mechanism” and taking into account the upper limit, assuming a range of simple arithmetic averages of the daily VWAPs of shares of Lennar Class A Common Stock and Millrose Class A Common Stock during the assumed Averaging Period. The first line of the table below shows the indicative Average Lennar Price and the indicative Average Millrose Price and indicative exchange ratio that would have been in effect following the official close of trading on the NYSE on October 9, 2025, based on the daily VWAPs of shares of Lennar Class A Common Stock and Millrose Class A Common Stock on October 7, October 8 and October 9, 2025. The table also shows the effects of a 10% increase or decrease in either or both the indicative Average Lennar Price and indicative Average Millrose Price based on changes relative to the values as of October 9, 2025.

Lennar Class A Common Stock	Millrose Class A Common Stock	Average Lennar Price	Average Millrose Price	Shares of Millrose Class A Common Stock per share of Lennar Class A Common Stock validly tendered	$ Amount of Millrose Class A Common Stock per $100 of Lennar Class A Common Stock

As of October 9, 2025	As of October 9, 2025	$120.2050	$32.3899	3.9481	$106.38

Down 10%	Up 10%	$108.1845	$35.6289	3.2302	$106.38

Down 10%	Unchanged	$108.1845	$32.3899	3.5533	$106.38

Down 10%	Down 10%	$108.1845	$29.1509	3.9481	$106.38

Unchanged	Up 10%	$120.2050	$35.6289	3.5892	$106.38

Unchanged	Down 10%	$120.2050	$29.1509	4.1367	$100.32(1)

Up 10%	Up 10%	$132.2255	$35.6289	3.9481	$106.38

Up 10%	Unchanged	$132.2255	$32.3899	4.1367	$101.33(2)

Up 10%	Down 10%	$132.2255	$29.1509	4.1367	$91.20(3)

(1)

In this scenario, the upper limit of 4.1367 is in effect. Absent the upper limit, the exchange ratio would have been 4.3867 shares of Millrose Class A Common Stock per share of Lennar Class A Common Stock validly tendered. In this scenario, Lennar would announce that the upper limit on the number of shares of Millrose Class A Common Stock that can be received for each share of Lennar Class A Common Stock validly tendered is in effect no later than 9:00 a.m., New York City time, on the trading day immediately preceding the expiration date of the Exchange Offer (which date, if the Exchange Offer is not further extended or terminated, would be November 7, 2025).

(2)

In this scenario, the upper limit of 4.1367 is in effect. Absent the upper limit, the exchange ratio would have been 4.3429 shares of Millrose Class A Common Stock per share of Lennar Class A Common Stock validly tendered. In this scenario, Lennar Class A would announce that the upper limit on the number of shares of Millrose Class A Common Stock that can be received for each share of Lennar Class A Common Stock validly tendered is in effect no later than 9:00 a.m., New York City time, on the trading day immediately preceding the expiration date of the Exchange Offer (which date, if the Exchange Offer is not further extended or terminated, would be November 7, 2025).

(3)

In this scenario, the upper limit of 4.1367 is in effect. Absent the upper limit, the exchange ratio would have been 4.8254 shares of Millrose Class A Common Stock per share of Lennar Class A Common Stock validly tendered. In this scenario, Lennar would announce that the upper limit on the number of shares of Millrose Class A Common Stock that can be received for each share of Lennar Class A Common Stock validly tendered is in effect no later than 9:00 a.m., New York City time, on the trading day immediately preceding the expiration date of the Exchange Offer (which date, if the Exchange Offer is not further extended or terminated, would be November 7, 2025).

If the trading price of Lennar Class A Common Stock were to increase during the last two trading days of the Exchange Offer (which, if the Exchange Offer is not extended or terminated, would be November 6 and November 7, 2025), the Average Lennar Price would likely be lower than the closing price of Lennar Class A Common Stock on the expiration date of the Exchange Offer. As a result, even though the Exchange Ratio will include a discount from the full Average Millrose Price, you may receive fewer dollars of Millrose Class A Common Stock for each $100 of Lennar Class A Common Stock than you would otherwise receive if the Average Lennar Price were calculated on the basis of the closing price of shares of Lennar Class A Common Stock on the expiration date of the Exchange Offer or on the basis of an Averaging Period that includes the last two trading days of the Exchange Offer. Similarly, if the trading price of Millrose Class A Common Stock were to decrease during the last two days of the Exchange Offer, the Average Millrose Price would likely be higher than the closing price of Millrose Class A Common Stock on the expiration date of the Exchange Offer. This could also result in you not receiving more dollars, or even receiving fewer dollars of Millrose Class A Common Stock for each $100 of Lennar Class A Common Stock than you would otherwise receive if the Average Millrose Price were calculated on the basis of the closing price of shares of Millrose Class A Common Stock on the expiration date of the Exchange Offer or on the basis of an Averaging Period that includes the last two trading days of the Exchange Offer.

The number of shares of Lennar Class A Common Stock accepted by Lennar in the Exchange Offer may be subject to proration. Depending on the number of shares of Lennar Class A Common Stock validly tendered, and not validly withdrawn, and the final exchange ratio, determined as described above, Lennar may have to limit the number of shares of Lennar Class A Common Stock that it accepts in the Exchange Offer through a proration process. Any proration of the number of shares accepted in the Exchange Offer will be determined on the basis of the proration mechanics described below under “—Proration; Odd-Lots.”

This prospectus and related documents are being sent to:

•	persons who directly held shares of Lennar Class A Common Stock on or about October 9, 2025; and

•

brokers, banks and similar persons whose names or the names of whose nominees appear on Lennar’s stockholder list or, if applicable, who are listed as participants in a clearing agency’s security position listing for subsequent transmittal to beneficial owners of shares of Lennar Class A Common Stock, in each case as of or about October 9, 2025.

Proration; Odd-Lots

If, as of 12:00 midnight, New York City time, on the expiration date of the Exchange Offer (which, if the Exchange Offer is not extended or terminated, would be November 7, 2025), Lennar stockholders have validly tendered more shares of Lennar Class A Common Stock than Lennar is able to accept for exchange, Lennar will accept for exchange the shares of Lennar Class A Common Stock validly tendered and not validly withdrawn by each tendering stockholder on a pro rata basis, based on the proportion that the total number of shares of Lennar Class A Common Stock to be accepted for exchange bears to the total number of shares of Lennar Class A Common Stock validly tendered and not validly withdrawn (rounded to the nearest whole number of shares of Lennar Class A Common Stock and subject to any adjustment necessary to ensure the exchange of all shares of Millrose Class A Common Stock offered by Lennar in the Exchange Offer), except for tenders of odd-lots, as described below.

Except as otherwise provided in this section, beneficial holders of less than 100 shares of Lennar Class A Common Stock who validly tender all of their shares will not be subject to proration if the Exchange Offer is oversubscribed. Direct or beneficial holders of more than 100 shares of Lennar Class A Common Stock, and those who own less than 100 shares but do not tender all of their shares, will be subject to proration.

Lennar will announce the preliminary proration factor, if any, by press release by 9:00 a.m., New York City time, on the trading day immediately following the expiration date of the Exchange Offer (which expiration date, if the Exchange Offer is not extended or terminated, would be November 7, 2025). Upon determining the number of shares of Lennar Class A Common Stock validly tendered for exchange, Lennar will announce the final results, including the final proration factor, if any.

Any shares of Lennar Class A Common Stock not accepted for exchange in the Exchange Offer as a result of proration will be returned to the tendering stockholder promptly after the final proration factor is determined in book-entry form to a direct registration account in the name of the registered holder maintained by Lennar’s transfer agent.

Fractional Shares

Fractional shares of Millrose Class A Common Stock will not be distributed in the Exchange Offer. The exchange agent, acting as agent for the Lennar stockholders otherwise entitled to receive fractional shares of Millrose Class A Common Stock, will aggregate all fractional shares that would otherwise have been required to be distributed and cause them to be sold in the open market for the accounts of the stockholders. Any proceeds that the exchange agent realizes from that sale will be distributed, less any brokerage commissions or other fees, to each stockholder entitled thereto in accordance with the stockholder’s proportional interest in the aggregate number of shares sold. The distribution of fractional share proceeds may take longer than the distribution of shares of Millrose Class A Common Stock. As a result, stockholders may not receive fractional share proceeds at the same time they receive shares of Millrose Class A Common Stock.

None of Lennar, Millrose, the exchange agent, any of the dealer managers or any other person will guarantee any minimum proceeds from the sale of fractional shares of Millrose Class A Common Stock. You will not receive any interest on any cash paid to you, even if there is a delay in making the payment. In addition, a U.S. Holder (as defined in “Material U.S. Federal Income Tax Consequences”) who receives cash in lieu of a fractional share of Millrose Class A Common Stock will generally recognize capital gain or loss for U.S. federal income tax purposes on the receipt of the cash to the extent that the cash received is greater or less than the tax basis allocated to the fractional share. You are urged to read carefully the discussion in “Material U.S. Federal Income Tax Consequences” and to consult your tax advisor regarding the consequences to you of the Exchange Offer.

Exchange of Shares of Lennar Class A Common Stock

Upon the terms and subject to the conditions of the Exchange Offer (including, if the Exchange Offer is extended or amended, the terms and conditions of the extension or amendment), Lennar will accept for exchange, and will exchange, for shares of Millrose Class A Common Stock owned by Lennar, the shares of Lennar Class A Common Stock validly tendered, and not validly withdrawn, prior to 12:00 midnight, New York City time, on the expiration date of the Exchange Offer (which, if the Exchange Offer is not extended or terminated, would be November 7, 2025), promptly after the expiration date of the Exchange Offer.

The exchange of shares of Lennar Class A Common Stock validly tendered and accepted for exchange pursuant to the Exchange Offer will be made only after timely receipt by the exchange agent of:

•

(1) share certificates representing all validly tendered shares of Lennar Class A Common Stock (other than Direct Registration Shares), in proper form for transfer or (2) with respect to shares delivered by book-entry transfer through DTC, confirmation of a book-entry transfer of those shares of Lennar Class A Common Stock in the exchange agent’s account at DTC, in each case pursuant to the procedures set forth in the section below entitled “—Procedures for Tendering”;

•

the letter of transmittal for shares of Lennar Class A Common Stock, properly completed and duly executed (including any signature guarantees that may be required), or, in the case of shares delivered by book-entry transfer through DTC, an agent’s message; and

•	any other required documents.

For purposes of the Exchange Offer, Lennar will be deemed to have accepted for exchange, and thereby exchanged, shares of Lennar Class A Common Stock validly tendered and not validly withdrawn if and when Lennar notifies the exchange agent of its acceptance of the tenders of those shares of Lennar Class A Common Stock pursuant to the Exchange Offer. Lennar expects to give that notice, if at all, by 9:00 a.m. New York City time on the trading day immediately following the expiration date of the Exchange Offer.

On or prior to the time of consummation of the Exchange Offer, Lennar will irrevocably deliver to the exchange agent Direct Registration Shares representing all of the shares of Millrose Class A Common Stock owned by it and offered in the Exchange Offer, with irrevocable instructions to hold the shares of Millrose Class A Common Stock in trust for Lennar stockholders whose shares of Lennar Class A Common Stock are being accepted for exchange in the Exchange Offer. Millrose Class A Common Stock and/or cash in lieu of fractional shares will be transferred to Lennar stockholders whose shares of Lennar Class A Common Stock are accepted in the Exchange Offer promptly after the expiration of the Exchange Offer. You will not receive any interest on any cash paid to you, even if there is a delay in making the payment.

Return of Shares of Lennar Class A Common Stock

If shares of Lennar Class A Common Stock are delivered and not accepted due to proration or a partial tender, (1) certificated shares of Lennar Class A Common Stock that were delivered will be returned in uncertificated book-entry form to be credited in book-entry form in a direct registration account in the name of the applicable holder maintained by Lennar’s transfer agent, (2) Direct Registration Shares of Lennar Class A Common Stock that were delivered will be credited back to the applicable account in book-entry form and (3) shares of Lennar Class A Common Stock held through DTC will be credited back through DTC in book-entry form.

If you validly withdraw your shares of Lennar Class A Common Stock or the Exchange Offer is not completed, (1) certificated shares of Lennar Class A Common Stock that were delivered will be returned, (2) Direct Registration Shares of Lennar Class A Common Stock that were delivered will be credited back to the applicable account in book-entry form and (3) shares of Lennar Class A Common Stock held through DTC will be credited back through DTC in book-entry form.

Procedures for Tendering

Shares Held in Certificated Form. If you hold certificates representing shares of Lennar Class A Common Stock, you must deliver to the exchange agent at one of its addresses listed on the letter of transmittal a properly completed and duly executed letter of transmittal, along with any required signature guarantees and any other required documents, and the certificates representing the shares of Lennar Class A Common Stock validly tendered.

Shares Held in Book-Entry Direct Registration System. If you hold Direct Registration Shares of Lennar Class A Common Stock, you must deliver to the exchange agent pursuant to one of the methods set forth in the letter of transmittal a properly completed and duly executed letter of transmittal, along with any required signature guarantees and any other required documents. Since certificates are not issued for Direct Registration Shares, you do not need to deliver any certificates representing those shares to the exchange agent.

Shares Held Through a Broker, Dealer, Commercial Bank, Trust Company, Custodian or Similar Institution. If you hold shares of Lennar Class A Common Stock through a broker, dealer, commercial bank, trust company, custodian or similar institution, you should follow the instructions sent to you separately by that institution. In this case, you should not use a letter of transmittal to direct the tender of your shares of Lennar Class A Common Stock. If that institution holds shares of Lennar Class A Common Stock through DTC, it must notify DTC and cause it to transfer the shares into the exchange agent’s account in accordance with DTC’s procedures. The institution must also ensure that the exchange agent receives an agent’s message from DTC confirming the book-entry transfer of your shares of Lennar Class A Common Stock. A tender by book-entry transfer will be completed upon receipt by the exchange agent of an agent’s message, confirmation of a book-entry transfer into the exchange agent’s account at DTC and any other required documents.

The term “agent’s message” means a message, transmitted by DTC to, and received by, the exchange agent and forming a part of a book-entry confirmation, which states that DTC has received an express acknowledgment from the participant in DTC tendering the shares of Lennar Class A Common Stock which are the subject of the book-entry confirmation, that the participant has received and agrees to be bound by the terms of the letter of transmittal (including the instructions thereto) and that Lennar may enforce that agreement against the participant.

The exchange agent will establish an account at DTC with respect to the shares of Lennar Class A Common Stock for purposes of the Exchange Offer, and any eligible institution that is a participant in DTC may make book-entry delivery of shares of Lennar Class A Common Stock by causing DTC to transfer such shares into the exchange agent’s account at DTC in accordance with DTC’s procedure for the transfer. Delivery of documents to DTC does not constitute delivery to the exchange agent.

Shares Held in Lennar 401(k) Plan. If you hold shares of Lennar Class A Common Stock in your Lennar 401(k) Plan account, you must submit your tender in accordance with the Exchange Offer procedures that apply to shares held in the Lennar 401(k) Plan. You are urged to carefully review the separate materials related to the Lennar 401(k) Plan which will be provided to you. Your tender will be submitted in accordance with the Exchange Offer procedures that apply to shares held in the Lennar 401(k) Plan. Your tender may require additional time or have additional procedures, and you must follow any special instructions (including any deadlines) provided to you.

General Instructions. Do not send letters of transmittal and certificates representing shares of Lennar Class A Common Stock to Lennar, Millrose, the dealer managers or the information agent. Letters of transmittal for shares of Lennar Class A Common Stock and certificates representing shares of Lennar Class A Common Stock should be sent to the exchange agent at an address listed on the letter of transmittal. Trustees, executors, administrators, guardians, attorneys-in-fact, officers of corporations or others acting in a fiduciary or representative capacity who sign a letter of transmittal or any certificates or stock powers must indicate the capacity in which they are signing and must submit evidence of their power to act in that capacity unless waived by Lennar.

Whether you tender certificated shares of Lennar Class A Common Stock by delivery of certificates or uncertificated Direct Registration Shares, the exchange agent must receive the letter of transmittal and, if applicable, any certificates representing your shares of Lennar Class A Common Stock pursuant to the method or methods set forth in the letter of transmittal prior to the expiration of the Exchange Offer. Note that for Direct Registration Shares, you do not need to deliver any certificates representing those shares because certificates are not issued for such shares. In the case of a book-entry transfer of shares of Lennar Class A Common Stock through DTC, the exchange agent must receive the agent’s message and confirmation of a book-entry transfer into the exchange agent’s account at DTC prior to 12:00 midnight, New York City time, on the expiration date of the Exchange Offer (which, if the Exchange Offer is not extended or terminated, would be November 7, 2025). DTC will not transmit an agent’s letter or confirmation of book entry transfer after 5:00 p.m. New York City time.

Letters of transmittal for shares of Lennar Class A Common Stock and certificates representing shares of Lennar Class A Common Stock must be received by the exchange agent on or before the expiration date of the Exchange Offer. Please read carefully the instructions to the letter of transmittal you have been sent. You should contact the information agent if you have any questions regarding tendering your shares of Lennar Class A Common Stock.

Signature Guarantees. Signatures on all letters of transmittal for shares of Lennar Class A Common Stock must be guaranteed by a firm that is a member of the Securities Transfer Agents Medallion Program, or by any other “eligible guarantor institution,” as such term is defined in Rule 17Ad-15 under the Exchange Act (each of the foregoing being a “U.S. eligible institution”), except in cases in which shares of Lennar Class A Common Stock are validly tendered either (1) by a registered stockholder (which term, for purposes of this document, will include any participant in DTC whose name appears on a security position listing as the owner of shares of Lennar Class A Common Stock) who has not completed the “Special Transfer Instructions” enclosed with the letter of transmittal or (2) for the account of a U.S. eligible institution.

If the certificates representing shares of Lennar Class A Common Stock or Direct Registration Shares are registered in the name of a person other than the person who signs the letter of transmittal, the letter of transmittal or certificates, as applicable, must be endorsed or accompanied by appropriate stock powers, in either case signed exactly as the name or names of the registered owner or owners appear on the certificates or as reflected on the letter of transmittal accompanying the tender of Direct Registration Shares without alteration, enlargement or any change whatsoever, with the signature(s) on the certificates or stock powers guaranteed by an eligible institution.

Guaranteed Delivery Procedures. If you wish to tender shares of Lennar Class A Common Stock pursuant to the Exchange Offer but (1) your certificates are not immediately available, (2) the procedure for book-entry transfer cannot be completed on a timely basis or (3) time will not permit all required documents to reach the exchange agent on or before the expiration date of the Exchange Offer, you may still tender your shares of Lennar Class A Common Stock, so long as all of the following conditions are satisfied:

•	you must make your tender by or through a U.S. eligible institution;

•

on or before 12:00 midnight, New York City time, on the expiration date of the Exchange Offer, the exchange agent must receive a properly completed and duly executed notice of guaranteed delivery, substantially in the form made available by Lennar, in the manner provided below; and

•

by no later than 5:00 p.m., New York City time, on the second NYSE trading day after the date of execution of such notice of guaranteed delivery, the exchange agent must receive (1)(A) share certificates representing all validly tendered shares of Lennar Class A Common Stock (other than

Direct Registration Shares), in proper form for transfer or (B) with respect to shares delivered by book-entry transfer through DTC, confirmation of a book-entry transfer of those shares of Lennar Class A Common Stock into the exchange agent’s account at DTC, (2) a letter of transmittal for shares of Lennar Class A Common Stock, properly completed and duly executed (including any signature guarantees that may be required) or, in the case of shares delivered by book-entry transfer through DTC, an agent’s message and (3) any other required documents.

Registered stockholders (including any participant in DTC whose name appears on a security position listing of DTC as the owner of shares of Lennar Class A Common Stock) may transmit the notice of guaranteed delivery by email transmission or mail it to the exchange agent. If you hold shares of Lennar Class A Common Stock through a broker, dealer, commercial bank, trust company, custodian or similar institution, such institution must submit any notice of guaranteed delivery on your behalf. You must, in all cases, obtain a Medallion guarantee, in the form set forth in the notice of guaranteed delivery.

Effect of Tenders. A tender of shares of Lennar Class A Common Stock pursuant to any of the procedures described above will constitute your acceptance of the terms and conditions of the Exchange Offer as well as your representation and warranty to Lennar that (1) you have the full power and authority to tender, sell, assign and transfer the tendered shares (and any and all other shares of Lennar Class A Common Stock or other securities issued or issuable in respect of such shares); (2) when the same are accepted for exchange, Lennar will acquire good and unencumbered title to such shares, free and clear of all liens, restrictions, charges and encumbrances and not subject to any adverse claims; (3) you have a net long position in the shares being tendered within the meaning of Rule 14e-4 promulgated under the Exchange Act as further explained below; (4) your participation in the Exchange Offer and tender of such shares complied with Rule 14e-4 and the applicable laws of both the jurisdiction where you received the materials relating to the Exchange Offer and the jurisdiction from which the tender is being made; and (5) for non-U.S. persons: you acknowledge that Lennar has advised you that it has not taken any action under the laws of any country outside the United States to qualify or otherwise facilitate a public offer to exchange Lennar Class A Common Stock or Millrose Class A Common Stock in that country; that there may be restrictions that apply in other countries, including with respect to transactions in Lennar Class A Common Stock or Millrose Class A Common Stock in your home country; that, if you are located outside the United States, your ability to tender Lennar Class A Common Stock in the Exchange Offer will depend on whether there is an exemption available under the laws of your home country that would permit you to participate in the Exchange Offer without the need for Lennar or Millrose to take any action to qualify or otherwise facilitate a public offering in that country or otherwise; that your participation in the Exchange Offer is made pursuant to and in compliance with the applicable laws in the jurisdiction in which you are resident or from which you are tendering your shares and in a manner that will not require Lennar or Millrose to take any action to qualify or otherwise facilitate a public offering in that country or otherwise; and that Lennar will rely on your representations concerning the legality of your participation in the Exchange Offer in determining to accept any shares that you are tendering for exchange.

It is a violation of Rule 14e-4 under the Exchange Act for a person, directly or indirectly, to tender shares of Lennar Class A Common Stock for such person’s own account unless, at the time of tender, the person so tendering (1) has a net long position equal to or greater than the amount of (a) shares of Lennar Class A Common Stock tendered or (b) other securities immediately convertible into or exchangeable or exercisable for the shares of Lennar Class A Common Stock tendered and such person will acquire such shares for tender by conversion, exchange or exercise; and (2) will cause such shares to be delivered in accordance with the terms of this prospectus. Rule 14e-4 provides a similar restriction applicable to the tender of guarantee of a tender on behalf of another person.

The exchange of shares of Lennar Class A Common Stock validly tendered and accepted for exchange pursuant to the Exchange Offer will be made only after timely receipt by the exchange agent of (a) (1) share certificates representing all validly tendered shares of Lennar Class A Common Stock (other than Direct Registration Shares), in proper form for transfer or (2) with respect to shares delivered by book-entry transfer through DTC, confirmation of a book-entry transfer of those shares of Lennar Class A Common Stock in the exchange agent’s account at DTC; (b) a letter of transmittal for shares of Lennar Class A Common Stock, properly completed and duly executed (including any signature guarantees that may be required), or, in the case of shares delivered by book-entry transfer through DTC, an agent’s message; and (c) any other required documents.

Appointment of Attorneys-in-Fact and Proxies. By executing a letter of transmittal as set forth above, you irrevocably appoint Lennar’s designees as your attorneys-in-fact and proxies, each with full power of substitution, to the full extent of your rights with respect to your shares of Lennar Class A Common Stock validly tendered and accepted for exchange by Lennar and with respect to any and all other shares of Lennar Class A Common Stock and other securities issued or issuable in respect of the shares of Lennar Class A Common Stock on or after the expiration of the Exchange Offer.

That appointment is effective when and only to the extent that Lennar deposits the shares of Millrose Class A Common Stock for the shares of Lennar Class A Common Stock that you have validly tendered with the exchange agent. All such proxies shall be considered coupled with an interest in the validly tendered shares of Lennar Class A Common Stock and therefore shall not be revocable. Upon the effectiveness of such appointment, all prior proxies that you have given will be revoked and you may not give any subsequent proxies (and, if given, they will not be deemed effective). Lennar’s designees will, with respect to the shares of Lennar Class A Common Stock for which the appointment is effective, be empowered, among other things, to exercise all of your voting and other rights as they, in their sole discretion, deem proper. Lennar reserves the right to require that, in order for shares of Lennar Class A Common Stock to be deemed validly tendered, immediately upon Lennar’s acceptance for exchange of those shares of Lennar Class A Common Stock, Lennar must be able to exercise full voting rights with respect to such shares.

Determination of Validity. Lennar will determine questions as to the form of documents (including notices of withdrawal) and the validity, form, eligibility (including time of receipt) and acceptance for exchange of any tender of shares of Lennar Class A Common Stock, in Lennar’s sole discretion, provided that Lennar may delegate such power in whole or in part to the exchange agent. Lennar reserves the absolute right to reject any and all tenders of shares of Lennar Class A Common Stock that it determines are not in proper form or the acceptance of or exchange for which may, in the opinion of its counsel, be unlawful. Lennar also reserves the absolute right to waive any of the conditions of the Exchange Offer (other than the conditions relating to the absence of an injunction and the effectiveness of the registration statement for shares of Millrose Class A Common Stock to be distributed in the Exchange Offer), or any defect or irregularity in the tender of any shares of Lennar Class A Common Stock. No tender of Lennar Class A Common Stock is valid until all defects and irregularities in tenders of Lennar Class A Common Stock have been cured or waived. None of Lennar, Millrose, the dealer managers, the exchange agent, the information agent or any other person, nor any of their directors or officers, is under any duty to give notification of any defects or irregularities in the tender of any Lennar Class A Common Stock or will incur any liability for failure to give any such notification. Lennar’s interpretation of the terms and conditions of the Exchange Offer (including the letter of transmittal and instructions thereto) may be challenged in a court of competent jurisdiction.

Binding Agreement. The tender of shares of Lennar Class A Common Stock pursuant to any of the procedures described above, together with Lennar’s acceptance for exchange of such shares pursuant to the procedures described above, will constitute a binding agreement between Lennar and you upon the terms of and subject to the conditions to the Exchange Offer.

The method of delivery of share certificates of shares of Lennar Class A Common Stock and all other required documents, including delivery through DTC, is at your option and risk, and the delivery will be deemed made only when actually received by the exchange agent. If delivery is by mail, it is recommended that you use registered mail with return receipt requested, properly insured. In all cases, you should allow sufficient time to ensure timely delivery.

Partial Tenders

If you tender fewer than all the shares of Lennar Class A Common Stock evidenced by any share certificate you deliver to the exchange agent, then you must check the box labeled “Partial Tender” and fill in the number of shares that you are tendering in the space provided on the first page of the letter of transmittal, attached as Exhibit 99.1 to the registration statement of which this prospectus forms a part. In those cases, promptly after the expiration date of the Exchange Offer (which, if the Exchange Offer is not extended or terminated, would be November 7, 2025), the exchange agent will credit the remainder of the shares of Lennar Class A Common Stock that were evidenced by the certificate(s) but not tendered to a Direct Registration Share account in the name of the registered holder maintained by Lennar’s transfer agent, unless otherwise provided in “Special Transfer Instructions” or “Special Delivery Instructions” on the letter of transmittal. Unless you indicate otherwise in your letter of transmittal, all Lennar Class A Common Stock represented by share certificates you deliver to the exchange agent will be deemed to have been tendered. No share certificates are expected to be delivered to you, including in respect of any shares delivered to the exchange agent that were previously in certificated form.

Lost or Destroyed Certificates

If your certificate(s) representing shares of Lennar Class A Common Stock have been mutilated, destroyed, lost or stolen and you wish to tender your shares, you will need to follow the procedures for replacement set forth under the section entitled “Lost or Destroyed Certificate(s)” included in the letter of transmittal and the instructions related thereto. You may be required to pay a fee and to post a surety bond for your lost shares of Lennar Class A Common Stock. Upon receipt of the completed applicable letter of transmittal with the required information and, if required, the surety bond payment and the service fee, your shares of Lennar Class A Common Stock will be included in the Exchange Offer, subject to acceptance by Lennar.

Withdrawal Rights

Shares of Lennar Class A Common Stock validly tendered pursuant to the Exchange Offer may be withdrawn at any time before 12:00 midnight, New York City time, on the expiration date of the Exchange Offer (which, if the Exchange Offer is not extended or terminated, would be November 7, 2025) and, unless Lennar has previously accepted them pursuant to the Exchange Offer, may also be withdrawn at any time after the expiration of 40 business days from the commencement of the Exchange Offer. Once Lennar accepts shares of Lennar Class A Common Stock pursuant to the Exchange Offer, your tender is irrevocable.

For a withdrawal of shares of Lennar Class A Common Stock to be effective, the exchange agent must receive from you a written notice of withdrawal or email transmission of notice of withdrawal, in the form of the notice of withdrawal provided by Lennar, at one of its addresses or the email address, respectively, set forth on the back cover of this prospectus, and your notice must include your name and the number of shares of Lennar Class A Common Stock to be withdrawn, as well as the name of the registered holder, if it is different from that of the person who tendered those shares.

If certificates have been delivered or otherwise identified to the exchange agent, the name of the registered holder and the serial numbers of the particular certificates evidencing the shares of Lennar Class A Common Stock must also be furnished to the exchange agent, as stated above, prior to the physical release of the certificates.

If shares of Lennar Class A Common Stock have been tendered pursuant to the procedures for book-entry tender through DTC discussed in the section entitled “-Procedures for Tendering,” any notice of withdrawal must specify the name and number of the account at DTC to be credited with the withdrawn shares and must otherwise comply with the procedures of DTC.

If you hold your shares through a broker, dealer, commercial bank, trust company, custodian or similar institution, you should consult that institution on the procedures you must comply with and the time by which such procedures must be completed in order for that institution to provide a written notice of withdrawal or email transmission notice of withdrawal to the exchange agent on your behalf before 12:00 midnight, New York City time, on the expiration date of the Exchange Offer. If you hold your shares through such an institution, that institution must deliver the notice of withdrawal with respect to any shares you wish to withdraw. In such a case, as a beneficial owner and not a registered stockholder, you will not be able to provide a notice of withdrawal for such shares directly to the exchange agent.

Lennar will decide all questions as to the form and validity (including time of receipt) of any notice of withdrawal, in its sole discretion. Lennar may delegate such power in whole or in part to the exchange agent. None of Lennar, Millrose, the dealer managers, the exchange agent, the information agent nor any other person will be under any duty to give notification of any defects or irregularities in any notice of withdrawal or will incur any liability for failure to give any notification. Any such determination may be challenged in a court of competent jurisdiction.

Any shares of Lennar Class A Common Stock validly withdrawn will be deemed not to have been validly tendered for purposes of the Exchange Offer.

However, you may re-tender withdrawn shares of Lennar Class A Common Stock by following one of the procedures discussed in the section entitled “—Procedures for Tendering” at any time prior to the expiration of the Exchange Offer (or pursuant to the instructions sent to you separately).

Withdrawing Your Shares After the Final Exchange Ratio Has Been Determined

Subject to any extension of the Exchange Offer period, the final exchange ratio, including whether the upper limit on the number of shares that can be received for each share of Lennar Class A Common Stock validly tendered is in effect, will be available by 9:00 a.m., New York City time, on the trading day immediately preceding the expiration date of the Exchange Offer (which expiration date, if the Exchange Offer is not extended or terminated, would be November 7, 2025).

If you are a registered stockholder of Lennar Class A Common Stock (which will include persons holding certificated shares or Direct Registration Shares) and you wish to withdraw your shares after the final exchange ratio has been determined, then you must deliver a written notice of withdrawal or email transmission notice of withdrawal to the exchange agent prior to 12:00 midnight, New York City time, on the expiration date of the Exchange Offer (which, if the Exchange Offer is not extended or terminated, would be November 7, 2025), in the form of the notice of withdrawal provided by Lennar. Medallion guarantees will not be required for such withdrawal notices. If you hold Lennar Class A Common Stock through a broker, dealer, commercial bank, trust company, custodian or similar institution, any notice of withdrawal must be delivered by that institution on your behalf. DTC is expected to remain open until 5:00 p.m., New York City time, and institutions may be able to process withdrawals through DTC until that time (although there is no assurance that will be the case). Once DTC has closed, if you beneficially own shares that were previously delivered through DTC, then in order to withdraw your shares, the institution through which your shares are held must deliver a written notice of withdrawal or email transmission notice of withdrawal to the exchange agent prior to 12:00 midnight, New York City time, on the expiration date of the Exchange Offer. Such notice of withdrawal must be in the form of DTC’s notice of withdrawal and must specify the name and number of the account at DTC to be credited with the withdrawn shares and must otherwise comply with DTC’s procedures. Shares can be withdrawn only if the exchange agent receives a withdrawal notice directly from the relevant institution that tendered the shares through DTC. On the last day of the Exchange Offer, beneficial owners who cannot contact the institution through which they hold their shares will not be able to withdraw their shares.

Except for the withdrawal rights described above, any tender made under the Exchange Offer is irrevocable.

Delivery of Millrose Class A Common Stock; Book-Entry Accounts

Physical certificates representing shares of Millrose Class A Common Stock will not be issued pursuant to the Exchange Offer. Rather than issuing physical certificates for such shares to tendering stockholders, the exchange agent will cause shares of Millrose Class A Common Stock to be credited in book-entry form to direct registered accounts maintained by Millrose’s transfer agent for the benefit of the respective holders (or, in the case of shares tendered through DTC, to the account of DTC so that DTC can credit the relevant DTC participant and such participant can credit its respective account holders). Promptly following the crediting of shares to your respective direct registered account, you will receive a statement from Millrose’s transfer agent evidencing your holdings, as well as general information on the book-entry form of ownership.

If shares of Millrose Class A Common Stock are to be issued to a person other than the signer of the letter of transmittal, a check is to be issued in the name of, or shares of Lennar Class A Common Stock not tendered or not accepted for exchange in the Exchange Offer are to be issued or returned to, a person other than the signer of the letter of transmittal, or a check is to be mailed to a person other than the signer of the letter of transmittal or to an address other than that shown on the first page of the letter of transmittal, then the information in “Special Transfer Instructions” and “Special Delivery Instructions” enclosed with the letter of transmittal will need to be completed. Lennar has no obligation pursuant to such instructions to transfer any such shares from the name of the registered holder(s) thereof if Lennar does not accept any such shares for exchange. If no such instructions are given, all such shares not accepted for exchange in the Exchange Offer will be credited in book-entry form to the registered holders in a direct registered account maintained by Lennar’s transfer agent.

With respect to any shares tendered through DTC, a stockholder may request that shares not exchanged be credited to a different account maintained at DTC by providing the appropriate instructions pursuant to DTC’s applicable procedures. If no such instructions are given, all such shares of Lennar Class A Common Stock not accepted will be returned by crediting the same account at DTC as the account from which such shares of Lennar Class A Common Stock were delivered.

Extension; Amendment

Extension or Amendment by Lennar

Lennar expressly reserves the right, in its sole discretion, at any time and for any reason, to extend the period of time during which the Exchange Offer is open and thereby delay acceptance for exchange of, and the exchange for, any shares of Lennar Class A Common Stock validly tendered and not validly withdrawn in the Exchange Offer. For example, the Exchange Offer can be extended if any of the conditions to completion of the Exchange Offer described in the next section entitled “—Conditions to Completion of the Exchange Offer” are not satisfied or, where legally permitted, waived prior to the expiration of the Exchange Offer.

Lennar expressly reserves the right, in its sole discretion, at any time and for any reason, to amend the terms of the Exchange Offer in any respect prior to the expiration date of the Exchange Offer (which, if the Exchange Offer is not extended or terminated, would be November 7, 2025). Lennar also reserves the right to withdraw the Exchange Offer at any time before it accepts tendered Lennar stock.

If Lennar materially changes the terms of or information concerning the Exchange Offer, it will extend the Exchange Offer if required by applicable law. Generally speaking, an offer must remain open under SEC rules for a minimum of five business days from the date that notice of the material change is first given. The length of time will depend on the particular facts and circumstances giving rise to the extension.

As required by applicable law, the Exchange Offer will be extended so that it remains open for a minimum of ten business days following the applicable announcement if:

•	Lennar changes the method for calculating the number of shares of Millrose Class A Common Stock offered in exchange for each share of Lennar Class A Common Stock; and

•	the Exchange Offer is scheduled to expire within ten business days of announcing any such change.

If Lennar extends the Exchange Offer, is delayed in accepting for exchange any shares of Lennar Class A Common Stock or is unable to accept for exchange any shares of Lennar Class A Common Stock under the Exchange Offer for any reason, then, without affecting Lennar’s rights under the Exchange Offer, the exchange agent may retain on Lennar’s behalf all shares of Lennar Class A Common Stock tendered. These shares of Lennar Class A Common Stock may not be withdrawn except as provided in the section entitled “—Withdrawal Rights.”

Lennar’s reservation of the right to delay acceptance of any shares of Lennar Class A Common Stock is subject to applicable law, which requires that Lennar pay the consideration offered or return the shares of Lennar Class A Common Stock deposited promptly after the termination or withdrawal of the Exchange Offer.

Lennar will issue a press release or other public announcement no later than 9:00 a.m., New York City time, on the next business day following any extension, amendment, non-acceptance or termination of the previously scheduled expiration date of the Exchange Offer.

Method of Public Announcement

Subject to applicable law (including Rules 13e-4(d), 13e-4(e)(3) and 14e-1 under the Exchange Act, which require that any material change in the information published, sent or given to stockholders in connection with the Exchange Offer be promptly disclosed to stockholders in a manner reasonably designed to inform them of the change) and without limiting the manner in which Lennar may choose to make any public announcement, Lennar assumes no obligation to publish, advertise or otherwise communicate any such public announcement other than by issuing a press release.

Conditions to Completion of the Exchange Offer

Lennar will not be required to accept shares for exchange and may terminate the Exchange Offer if:

•

Lennar notifies Millrose that Lennar has received a proposal with respect to the balance of Lennar’s remaining interest in Millrose and that Lennar’s board of directors determines, in its good faith judgment, to be in the best interest of its stockholders and decides to proceed with the alternative proposal; or

•	any of the following events occurs, or Lennar reasonably expects any of the following events to occur:

•	any general suspension of trading in securities on any national securities exchange or in the over-the-counter market in the United States;

•	a declaration of a banking moratorium or any suspension of payments in respect of banks in the United States;

•

a commencement of a war (whether declared or undeclared), armed hostilities or other national or international calamity, including an act of terrorism, directly or indirectly involving the United States, which would reasonably be expected to affect materially and adversely, or to delay materially, the completion of the Exchange Offer;

•	if any of the situations described in the immediately preceding three bullet points exists as of the date of the commencement of the Exchange Offer, the situation deteriorates materially;

•

an extraordinary or material adverse change in U.S. financial markets generally, including, without limitation, a decline of at least 10% in either the Dow Jones Industrial Average or the Standard & Poor’s 500 Index from the closing level established on October 9, 2025;

•	a material adverse change in the business, prospects, condition (financial or other), results of operations or stock price of Millrose;

•	a material adverse change in the business, prospects, condition (financial or other), results of operations or stock price of Lennar;

•

any action, litigation, suit, claim or proceeding is instituted that would be reasonably likely to enjoin, prohibit, restrain, make illegal, make materially more costly or materially delay completion of the Exchange Offer;

•

any order, stay, judgment or decree is issued by any U.S. federal or state court, government, governmental authority or other regulatory or administrative authority having jurisdiction over Lennar or Millrose and is in effect, or any law, statute, rule, regulation, legislation, interpretation, governmental order or injunction shall have been enacted or enforced, any of which would reasonably be likely to restrain, prohibit or delay completion of the Exchange Offer or materially impair the contemplated benefits of the Exchange Offer to Lennar;

•

the registration statement on Form S-4 of which this prospectus is a part shall not have become effective under the Securities Act prior to 5:00 p.m., New York City time, on the expiration date of the Exchange Offer;

•

any stop order suspending the effectiveness of the registration statement of which this prospectus forms a part has been issued, or any proceeding for that purpose has been initiated by the SEC and not concluded or withdrawn; or

•

a market disruption event occurs with respect to Lennar Class A Common Stock or Millrose Class A Common Stock and such market disruption event has, in Lennar’s reasonable judgment, impaired the benefits of the Exchange Offer.

If any of the above events occurs and exists at the scheduled expiration date, Lennar may:

•	terminate the Exchange Offer and promptly return all tendered shares of Lennar Class A Common Stock to tendering stockholders;

•

extend the Exchange Offer and, subject to the withdrawal rights described in “—Withdrawal Rights” above, retain all tendered shares of Lennar Class A Common Stock until the extended Exchange Offer expires;

•	amend the terms of the Exchange Offer; or

•

waive the unsatisfied condition (except the conditions relating to the absence of an injunction and the effectiveness of the registration statement for shares of Millrose Class A Common Stock to be distributed in the Exchange Offer) and, subject to any requirement to extend the period of time during which the Exchange Offer is open, complete the Exchange Offer.

These conditions are for the sole benefit of Lennar. If any condition occurs, Lennar will timely disclose the occurrence of such condition. Except as described in the immediately preceding bullet point, Lennar may waive any condition in whole or in part at any time in its sole discretion, subject to applicable law. Lennar’s failure to exercise its rights under any of the above conditions does not represent a waiver of these rights except that if a condition occurs, and Lennar proceeds with the Exchange Offer without disclosure of the occurrence of such condition, such condition will be deemed to have been waived by Lennar. Each right is an ongoing right which may be asserted by Lennar at any time. However, all conditions to completion of the Exchange Offer must be satisfied or, where legally permitted, waived by Lennar before the expiration of the Exchange Offer. Any determination by Lennar concerning the conditions described above may be challenged in a court of competent jurisdiction. Millrose has no right to waive any of the conditions to the Exchange Offer.

Even if all the conditions are satisfied or waived, Lennar may withdraw the Exchange Offer at any time before it accepts shares of its Class A Common Stock that are tendered for exchange.

If a stop order issued by the SEC is in effect with respect to the registration statement of which this prospectus forms a part, Lennar will not accept any shares of Lennar Class A Common Stock tendered and will not exchange shares of Millrose Class A Common Stock for any shares of Lennar Class A Common Stock.

Currently, many government operations are shut down due to a lapse in appropriations. The SEC has announced that during this shutdown, the SEC will not declare registration statements effective. Because the exchange of Millrose Class A Common Stock for Lennar Class A Common Stock cannot be completed until the registration statement of which this prospectus is a part becomes effective, if the shutdown does not end by the anticipated November 7, 2025 expiration date, Lennar will either have to extend the expiration date or withdraw the Exchange Offer. If the shutdown is still in effect at the close of business on October 31, 2025, Lennar will announce by 11:59 pm on October 31, 2025 whether it will (1) extend the Exchange Offer and, if so, the extended expiration date, or (2) terminate the Exchange Offer.

Fees and Expenses

Lennar has retained Goldman Sachs & Co. LLC and J.P. Morgan Securities LLC to act as dealer managers, Georgeson LLC to act as the information agent and Computershare Trust Company, N.A. to act as the exchange agent in connection with the Exchange Offer.

The dealer managers will receive fees for their respective services, and the information agent and the exchange agent each will receive reasonable compensation for their respective services. In addition, each will be reimbursed for reasonable out-of-pocket expenses and will be indemnified against specified liabilities in connection with their services, including liabilities under the federal securities laws, or receive contribution with respect to such liabilities.

The dealer managers and their respective affiliates are full-service financial institutions engaged in various activities, which may include securities trading, commercial and investment banking, financial advisory, investment management, investment research, principal investment, hedging, financing and brokerage activities. Each of the dealer managers and their respective affiliates have in the past provided investment banking services to Lennar and Millrose and their respective affiliates, for which they have received customary compensation. In addition, each of the dealer managers is providing financial advisory services in connection with the disposition of the balance of Lennar’s interest in Millrose. In the ordinary course of business, each of the dealer managers is engaged in securities trading and brokerage activities as well as investment banking and financial advisory services. In the ordinary course of their respective trading and brokerage activities, each of the dealer managers and certain of their respective affiliates may from time to time hold positions of Lennar Class A Common Stock, Lennar Class B Common Stock, Millrose Class A Common Stock and Millrose Class B Common Stock in their respective proprietary accounts or those of their respective customers, and to the extent they hold shares of Lennar Class A Common Stock in these accounts at the time of the Exchange Offer, each of the dealer managers and/or certain of their respective affiliates may tender these shares. Recently, Goldman Sachs & Co. LLC and J.P. Morgan Securities LLC acted as financial advisors in the Spin-Off and joint book-running managers in Millrose’s offering of the 2030 Notes and 2032 Notes. In addition, each of the dealer managers or their affiliates currently serve as lenders under Lennar’s and Millrose’s existing credit facilities. Additionally, JPMorgan Chase Bank, N.A., which is an affiliate of J.P. Morgan Securities LLC, serves as administrative agent under Millrose’s Revolving Credit Facility.

Legal and Other Limitations; Certain Matters Relating to Non-U.S. Jurisdictions

This prospectus has not been reviewed or approved by any stock exchange on which shares of Lennar Class A Common Stock or Millrose Class A Common Stock are listed.

Countries outside the United States generally have their own legal requirements that govern securities offerings made to persons resident in those countries and often impose stringent requirements about the form and content of offers made to the general public. The making of the Exchange Offer in jurisdictions other than the United States may therefore be restricted or prohibited by law. Lennar has not taken any action under those non-U.S. regulations to qualify the Exchange Offer outside the United States but may take steps to facilitate participation of stockholders from certain jurisdictions. Therefore, the ability of any non-U.S. person to tender Lennar Class A Common Stock in the Exchange Offer will depend on whether there is an exemption available under the laws of such person’s home country that would permit the person to participate in the Exchange Offer without the need for Lennar or Millrose to take any action to qualify or otherwise facilitate the Exchange Offer in that country or otherwise. For example, some countries exempt transactions from the rules governing public offerings if they involve persons who meet certain eligibility requirements relating to their status as sophisticated or professional investors.

Lennar is not currently aware of any jurisdiction where the making of the Exchange Offer is restricted or prohibited by law. If Lennar becomes aware of any such restriction or prohibition on the making of the Exchange Offer or the acceptance of shares of Lennar Class A Common Stock, Lennar will make a good-faith effort to comply or seek to have such prohibition or restriction declared inapplicable to the Exchange Offer. If, after a good-faith effort, Lennar cannot comply, Lennar will not make the Exchange Offer to, nor will Lennar accept tenders from or on behalf of, the holders of shares of Lennar Class A Common Stock in that jurisdiction.

All tendering stockholders must make certain representations in the letter of transmittal, including, in the case of non-U.S. stockholders, as to the availability of an exemption under their home country laws that would allow them to participate in the Exchange Offer without the need for Lennar or Millrose to take any action to facilitate a public offering in that country or otherwise. Lennar will rely on those representations and, unless the Exchange Offer is terminated, plans to accept shares validly tendered by persons who properly complete the letter of transmittal and provide any other required documentation on a timely basis and as otherwise described herein.

Non-U.S. stockholders should consult their advisors in considering whether they may participate in the Exchange Offer in accordance with the laws of their home countries and, if they do participate, whether there are any restrictions or limitations on transactions in Lennar Class A Common Stock or Millrose Class A Common Stock that may apply in their home countries. Lennar and Millrose and the dealer managers cannot provide any assurance about whether such limitations exist.

POTENTIAL ADDITIONAL DISPOSITION OF MILLROSE CLASS A COMMON STOCK

Lennar has informed Millrose that, following the completion of the Exchange Offer, in the event that more than the Minimum Amount of shares are validly tendered but not enough shares of Lennar Class A Common Stock are validly tendered to allow Lennar to exchange all of the shares of Millrose Class A Common Stock it is offering in this Exchange Offer, the shares of Millrose Class A Common Stock that were offered but not exchanged in the Exchange Offer will be disposed of through the Clean-Up Disposition. Lennar may also dispose of additional shares of Millrose Class A Common Stock and Millrose Class B Common Stock that are forfeited back to Lennar by its employees through one or more Clean-Up Dispositions. Because the Clean-Up Disposition, if any, will occur following the completion of the Exchange Offer, if the Clean-Up Disposition involves a distribution or offer to holders of shares of Lennar Class A Common Stock, holders of Lennar Class A Common Stock that is validly exchanged in the Exchange Offer will not be able to participate in the Clean-Up Disposition (unless they own shares of Lennar Class A Common Stock that were not tendered and accepted for exchange in the Exchange Offer as of the relevant record date).

In such event, Lennar and Millrose, as applicable, will file any documents required by U.S. securities laws in connection with such Clean-Up Disposition and will not rely on this prospectus or the registration statement of which it forms a part in connection with such distribution.

SUMMARY HISTORICAL AND PRO FORMA FINANCIAL AND OPERATING DATA OF MILLROSE

The following tables set forth summary historical condensed consolidated financial and operating data as of and for the periods indicated. The summary historical combined financial data as of December 31, 2024 and December 31, 2023 and for the years ended December 31, 2024 and December 31, 2023 is derived from the Predecessor Millrose Business audited combined financial statements and related notes thereto included elsewhere in this prospectus, which are in turn derived from the financial records of Lennar. The summary historical condensed consolidated financial data as of September 30, 2025 and 2024 and for the nine months ended September 30, 2025 and 2024 is derived from Millrose’s unaudited condensed consolidated financial data included elsewhere in this prospectus. Millrose’s unaudited condensed consolidated financial statements have been prepared on the same basis as the Predecessor Millrose Business audited combined financial statements and, in the opinion of Millrose’s management, include all adjustments necessary for a fair statement of the financial position and results of operations as of the dates and for the periods indicated.

The following tables also set forth summary unaudited pro forma combined financial information as of the periods indicated below. The summary unaudited pro forma combined financial information is derived from the unaudited pro forma combined financial statements included elsewhere in this prospectus. The pro forma adjustments give effect to the Spin-Off and the related transactions, including the Supplemental Transferred Assets Transaction, as described in the notes to the pro forma combined financial statements. The unaudited pro forma combined statements of operations give effect to the completion of the Spin-Off and the related transactions, including the Supplemental Transferred Assets Transaction, as if they had become effective on January 1, 2024, the first day of fiscal 2024 while the unaudited pro forma combined balance sheet gives effect to the completion of the Spin-Off and the related transactions, including the Supplemental Transferred Assets Transaction, as if they had occurred on December 31, 2024. We are not presenting an unaudited pro forma combined balance sheet as of September 30, 2025 because the historical unaudited condensed consolidated balance sheet as of September 30, 2025 of Millrose Properties, Inc. included elsewhere in this prospectus already gives effect to the completion of the Spin-Off, which was completed February 7, 2025, and related transactions, including the Supplemental Transferred Assets Transaction.

The summary unaudited pro forma combined financial information has been prepared for illustrative purposes only, reflects pro forma adjustments based on available information and certain assumptions that Millrose believes are reasonable, and is not necessarily indicative of what Millrose’s financial condition or results of operations would have been had the Spin-Off and the related transactions occurred as of the dates indicated and had Millrose been operating as a publicly traded company as of the dates indicated. The unaudited pro forma combined financial information does not purport to project Millrose’s future financial condition or results of operations. Future results may vary significantly from the results reflected because of various factors, including those discussed in the section titled “Risk Factors.”

This summary should be read together with other information contained in “Management’s Discussion and Analysis of Financial Condition and Results of Operations of Millrose,” the historical audited combined financial statements of the Predecessor Millrose Business, the historical unaudited condensed consolidated financial statements of Millrose and related notes thereto and the unaudited pro forma combined financial statements and the related notes thereto included elsewhere in this prospectus.

Historical Condensed Consolidated Financial Information and Operating Data

			Predecessor Millrose Business
	Nine Months Ended September 30,		Years Ended December 31,
	2025	2024	2024	2023
(In thousands)
STATEMENT OF OPERATIONS DATA
Revenues:
Option fee revenues	$391,491	$—	$—	$—
Development loan income	19,469	—

Total revenues	410,960	—

Operating expenses:
Management fee expense	59,959	—	—	—
Stock-based compensation expense	370	—	—	—
Provision for credit loss expense	340	—
Sales, general, and administrative expenses from pre-spin periods	24,960	180,418	246,221	209,792

Total operating expenses	85,629	180,418	246,221	209,792

Income (loss) from operations	325,331	(180,418)	(246,221)	(209,792)

Other income (expense):
Interest income	5,356	—	—	—
Interest expense	(56,569)	—	—	—
Other expenses	(1,483)	—	—	—

Total other expense	(52,696)	—	—	—

Net income (loss) before income taxes	272,635	(180,418)	(246,221)	(209,792)
Income tax expense	(15,009)	—	—	—

Net income (loss)	$257,626	$(180,418)	$(246,221)	(209,792)
Adjustment for expenses from pre-spin periods	24,960	—	—	—

Net income (loss) attributable to Millrose Properties, Inc. common shareholders	$282,586	$(180,418)	$(246,221)	$(209,792)

		Predecessor Millrose Business
	As of September 30, 2025	As of December 31, 2024
(In thousands)
BALANCE SHEET DATA
Total assets	$9,023,737	$5,465,290
Total liabilities	$3,165,421	$306,918
Net parent investment	$—	$5,158,372

			Predecessor Millrose Business
	Nine Months Ended September 30,		Years Ended December 31,
	2025	2024	2024	2023
(In thousands)
STATEMENT OF CASH FLOWS DATA
Cash flows from (used in) operating activities	$253,517	$260,215	$(917,194)	$(865,120)
Cash flows used in investing activities	$(2,108,060)	$—	$—	$—
Cash flows from (used in) financing activities	$2,097,121	$(260,215)	$917,194	$865,120

Summary Unaudited Pro Forma Combined Financial Information

	Millrose Properties, Inc. Historical	Millrose Properties, Inc. Pro Forma
(In thousands, except share and per share data)	Nine Months Ended September 30, 2025
STATEMENT OF OPERATIONS DATA
Revenues
Option fees(1)	$391,491	$450,445
Development loan income(2)	19,469	19,469

Total revenues	410,960	469,914

Operating expenses
Management fee expense(3)	(59,959)	(69,913)
Stock-based compensation expense	(370)	(370)
Provision for credit loss expense(4)	(340)	(340)
Salaries, general and administrative expense(5)	(24,960)	—

Total operating expenses	(85,629)	(70,623)

Income from operations	325,331	399,291

Other income (expense):
Interest income	5,356	5,356
Interest expense	(56,569)	(56,569)
Other expenses	(1,483)	(1,483)

Total other income (expense)	(52,696)	(52,696)

Net income before taxes	272,635	346,595
Income tax expense(6)	(15,009)	(19,188)

Net income	$257,626	$327,407
Basic earnings per share of Class A and Class B Common Stock	$1.70	$1.97
Diluted earnings per share of Class A and Class B Common Stock	$1.70	$1.97
Basic weighted average common shares outstanding of Class A and Class B Common Stock	166,003,497	166,003,497
Diluted weighted average of common shares outstanding of Class A and Class B Common Stock	166,025,174	166,025,174

	Predecessor Millrose Business Historical	Millrose Properties, Inc. Pro Forma
(In thousands, except share and per share data)	Year Ended December 31, 2024
STATEMENT OF OPERATIONS DATA
Revenues
Land sales	$—	$—
Option fees(7)	—	557,954

Total revenues	—	557,954

Costs and expenses
Cost of land sold	—	—
Formation costs	—	—
Management fee(8)	—	(84,945)
Salaries, general and administrative expenses(9)	(246,221)	—

Total costs and expenses	(246,221)	(84,945)

Income (loss) before income taxes	(246,221)	473,009
Provision for income taxes(10)	—	(26,725)

Net income (loss)	$(246,221)	$446,284
Basic and diluted earnings per share of Class A and Class B Common Stock		$2.69
Basic and diluted weighted average common shares outstanding of Class A and Class B Common Stock		166,003,497

(1)

Represents an adjustment to include option fee income earned on land assets, net of deposits for the stub period of January 1, 2025 through February 7, 2025, of which $10,940 is related to option fees for land assets acquired in the Supplemental Transferred Assets Transaction. For pro forma purposes, the Spin-Off and the Supplemental Transferred Assets Transaction are assumed to have occurred on January 1, 2024. Calculation assumes inventory and cash deposits from the Spin-Off transaction and the Supplemental Transferred Assets Transaction are unchanged throughout 2025.

(2)

Represents development loan income earned during the three months ended September 30, 2025. Prior to the third quarter of 2025, such income was previously included within Option fee revenues and other related income and has been broken out separately due to significance.

(3)

Represents an adjustment to include Management Fee expense incurred on Tangible Assets received in the Spin-Off and the Supplemental Transferred Assets Transaction for the stub period of January 1, 2025 through February 7, 2025, of which $(1,609) is related to Management Fee expenses for land assets acquired in the Supplemental Transferred Assets Transaction. For pro forma purposes, the Spin-Off and Supplemental Transferred Assets Transaction are assumed to have occurred on January 1, 2024. Management Fee expense, which is calculated as a percentage of Tangible Assets (as defined in the Management Agreement) (Management Fee of 1.25%). Calculation of the Management Fee assumes Tangible Assets from the Spin-Off and the Supplemental Transferred Assets Transaction are unchanged throughout 2025. All expenses of the standalone company, including expenses related to operating as a publicly traded company separate from Lennar (but excluding incurred in connection with extraordinary litigation and mergers and acquisitions and other events outside Millrose’s ordinary course of business, including, in certain circumstances, costs associated with the ownership and maintenance of land), are included in the Management Fee and are the responsibility of KL. See “Agreements Between Lennar and Millrose and Other Related Party Transactions” in this prospectus for more information about the responsibilities of KL.

(4)	Represents estimated credit losses on the development loan portfolio under the Current Expected Credit Loss (CECL) model, in accordance with ASC 326, Financial Instruments — Credit Losses.

(5)

Represents elimination of salaries, general and administrative expenses because Millrose has no associates or other employees, but it has access to Lennar’s personnel and expertise through the Master Program Agreement and related agreements.

(6)

Represents the adjustment to include income taxes incurred on income generated from assets acquired from the Spin-Off and Supplemental Transferred Assets Transaction for the stub period of January 1, 2025 through February 7, 2025, of which $(527) is related to income taxes on income generated from land assets acquired in the Supplemental Transferred Assets Transaction. For pro forma purposes, the Spin-Off and the Supplemental Transferred Assets Transaction are assumed to have occurred on January 1, 2024. Calculation assumes the tax provision rate of 5.04% reported for the period January 1, 2024 through September 30, 2025.

(7)

Represents Monthly Option Payments revenue, which is calculated as a percentage of inventory less cash deposits (Monthly Option Payments of 8.5% per annum), of which $90,783 is related to option fees for land assets acquired in the Supplemental Transferred Assets Transaction. For pro forma purposes, the Spin-Off and the Supplemental Transferred Assets Transaction are assumed to have occurred on January 1, 2024. Calculation assumes inventory and cash deposits are unchanged throughout 2024.

(8)

Represents Management Fee expense, which is calculated as a percentage of Tangible Assets (as defined in the Management Agreement) (Management Fee of 1.25%), of which $(3,743) is related to Management Fee expenses for land assets acquired in the Supplemental Transferred Assets Transaction. For pro forma purposes, the Spin-Off and Supplemental Transferred Assets Transaction are assumed to have occurred on January 1, 2024. Calculation assumes Tangible Assets are unchanged throughout 2024.

(9)

Represents elimination of salaries, general and administrative expenses because Millrose has no associates or other employees, but it has access to Lennar’s personnel and expertise through the Master Program Agreement and related agreements.

(10)

Represents income tax expense incurred on net income generated from assets acquired from the Spin-Off and Supplemental Transferred Assets Transaction, of which $(4,918) is related to income taxes on income generated from land assets acquired in the Supplemental Transferred Assets Transaction. For pro forma purposes, the Spin-Off and the Supplemental Transferred Assets Transaction are assumed to have occurred on January 1, 2024. Calculation assumes the tax provision rate of 5.65% reported for the period January 1, 2024 through December 31, 2024.

	Predecessor Millrose Business Historical	Millrose Properties, Inc. Pro Forma
	As of December 31, 2024
(In thousands)
BALANCE SHEET DATA
Assets
Inventory(11)	$5,465,290	$6,631,152
Cash(11)(14)	—	171,899

Total assets	5,465,290	6,803,051

Liabilities
Accounts payable and accrued expenses(15)	282,730	—
Customer deposits(12)(16)	—	675,112
Debt(17)	24,188	—
Other liabilities(13)(18)	—	253,774

Total liabilities	306,918	928,885

Equity
Net parent investment(19)	5,158,372	5,874,166

Total shareholders’ equity	5,158,372	5,874,166

Total liabilities and shareholders’ equity	$5,465,290	$6,803,051

(11)	Represents land assets related to the Supplemental Transferred Assets Transaction.
(12)	Represents builder deposits, development guarantee holdbacks, and deferred tax liabilities assumed in the Supplemental Transferred Assets Transaction.
(13)	Represents builder deposits received as part of the Supplemental Transferred Assets Transaction.
(14)

Represents deposits for option contracts, cash received for monthly option payments, $500 million of cash received from Lennar for working capital purposes minus payment of formation costs, payment of management fee expense (see footnote (8)), in each case settled upon the completion of the Spin-Off.

(15)	Represents elimination of accounts payable and accrued expenses which were not spun off from Lennar and its subsidiaries.
(16)	Represents builder deposits received as part of the Spin-Off.
(17)	Represents elimination of debt related to promissory notes and community development district bonds for the acquisition of land which was not spun off.
(18)	Represents seller notes and deal costs payable in connection with the Spin-Off transaction.
(19)	Represents the net impact of all transaction accounting adjustments.

MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS OF MILLROSE

You should read the following Management’s Discussion and Analysis of Financial Condition and Results of Operations in conjunction with our accompanying audited combined financial statements of the Predecessor Millrose Business and the unaudited condensed consolidated financial statements and the notes thereto included elsewhere in this prospectus. Some of the information contained in this discussion and analysis constitutes forward-looking statements that involve risks and uncertainties. Actual results could differ materially from those discussed in these forward-looking statements. Factors that could cause or contribute to these differences include, but are not limited to, those discussed below and elsewhere in this prospectus, particularly under the section titled “Cautionary Statements Regarding Forward-Looking Statements.” The matters discussed in these forward-looking statements are subject to risks, uncertainties, and other factors that could cause actual results to differ materially from those made, projected, or implied in the forward-looking statements. See the section titled “Risk Factors” herein for a discussion of the risks, uncertainties, and assumptions associated with these statements.

As further described in Note 1. Description of Business to our unaudited condensed consolidated financial statements included in this prospectus, we completed the Spin-Off from Lennar on February 7, 2025. The financial information presented herein (i) for the periods prior to the February 7, 2025 Spin-Off is that of the Predecessor Millrose Business and is derived from the consolidated financial statements and accounting records of Lennar, and (ii) for the periods after the February 7, 2025 Spin-Off is that of Millrose and its subsidiaries. Millrose was formed on March 19, 2024 and has operated as an independent company since the Spin-Off on February 7, 2025.

Unless the context otherwise requires, all references to the “Company,” “Millrose,” “we,” “us” and “our” in this section refer to Millrose Properties, Inc, and its subsidiaries.

Our Business

Millrose is a corporation incorporated under the laws of the State of Maryland on March 19, 2024. Our Company was formed in connection with the Spin-Off from Lennar to create an independent, publicly traded company that provides the HOPP’R to Lennar, Lennar Related Ventures and Other Customers. Millrose purchases and develops residential land and sells finished homesites back to home builders by way of option contracts with predetermined costs and takedown schedules. During the third quarter of 2025, Millrose extended development to vertical construction on owned homesites. In certain instances, Millrose may continue to extend vertical construction on owned homesites, with any such funding similarly repaid via scheduled sales to home builders. Millrose intends its “first of its kind” public vehicle to be attractive to home builders seeking to implement an asset-light strategy. As fully developed homesites are taken down by the home builder, capital is recycled into future land acquisitions for home builders, providing each customer with uninterrupted access to capital. Through our subsidiaries, we hold finished homesites with homes under construction, finished homesites imminently ready for construction, land under development, land ready for development and land not yet ready for development. We are externally managed and advised by KL, pursuant to the Management Agreement between Millrose and KL.

The Spin-Off and Related Transactions

On the Distribution Date, we completed our Spin-Off from Lennar through a distribution of approximately 80% of Millrose’s outstanding common stock to holders of Lennar common stock as of the close of business on January 21, 2025. In connection with the Spin-Off, we received a contribution from Lennar of approximately $5.5 billion in land assets, representing approximately 87,000

Homesites, and cash of approximately $1.0 billion, which included $585 million of cash deposit liabilities related to option contracts with Lennar.

On February 10, 2025, we completed the acquisition of land consisting of approximately 25,000 Homesites through the acquisition of 100% of the outstanding stock of RCH Holdings, Inc., a recently formed parent holding company of Rausch, for approximately $859 million in cash, which is net of option deposits funded by Lennar and other holdbacks.

New Home Transaction

On May 12, 2025, the Company entered into a commitment with the New Home Company (“New Home”) for Millrose to provide Land Banking capital of up to $700 million to support New Home’s acquisition of Landsea Homes (“Landsea”). On June 25, 2025, New Home completed the acquisition of Landsea and the Company funded Land Banking capital of $494.5 million at closing for the acquisition of a portfolio of homesites on which the Company executed option agreements with New Home. As a result of the transaction, the Company acquired $522.8 million in land assets, consisting of 4,186 homesites, for $494.5 million in cash, which is net of deposits of $28.3 million related to the option contracts.

In connection with the New Home transaction, on June 24, 2025, the Company entered into a DDTL Credit Agreement that provided for a delayed draw term loan facility with commitments in the aggregate amount of $1.0 billion that was scheduled to mature on June 23, 2026. Proceeds of the DDTL Credit Agreement were used to fund the New Home acquisition of Landsea and any remaining proceeds were available for general corporate purposes. On September 11, 2025, the DDTL Credit Agreement was terminated and all obligations thereunder were repaid in full (as further described below).

Senior Notes

On August 7, 2025, the Company completed the August 2025 Offering of $1.25 billion aggregate principal amount of the 2030 Notes. Net proceeds of the August 2025 Offering were used to repay principal amounts outstanding under the DDTL Credit Facility and Revolving Credit Facility, and the remainder was used for general corporate purposes.

On September 11, 2025, the Company completed the September 2025 Offering of $750 million aggregate principal amount of the 2032 Notes. Net proceeds of the September 2025 Offering were used to repay the entire $500 million principal amount outstanding under the DDTL Credit Facility, and related expenses. The remainder was used for general corporate purposes.

Invested Capital Activity as of September 30, 2025

Invested Capital is a non-GAAP financial measure that represents the balance on which monthly cash option fees are paid by counterparties. Invested Capital includes certain components of our unaudited condensed consolidated financial statements related to (i) homesite inventory, (ii) development loans receivable and (iii) liabilities. Management uses Invested Capital as a measure of the capital deployed and believes that the figure is useful to investors because it serves as the basis for generating option fees and other related income. The most directly comparable GAAP financial measure is homesite inventory as presented in the Company’s condensed consolidated balance sheets. This non-GAAP measure is presented solely to permit investors to more fully understand how our management assesses underlying performance and is not, and should not be viewed as, a substitute for GAAP measures, and should be viewed in conjunction with our GAAP financial measures.

The table below reconciles GAAP reported Homesite inventory to Invested Capital as of September 30, 2025 and summarizes Invested Capital activity during the quarter:

	Three months ended September 30, 2025
(in thousands)	Master Program Agreement	Other Agreements	Total
Invested Capital Reconciliation of GAAP to Non-GAAP
GAAP reported homesite inventory as of September 30, 2025	$6,656,117	$1,704,314	$8,360,431
Adjustments:
Add: Development loan receivables	—	340,401	340,401
Remove: Interest receivable on development loans	—	(5,893)	(5,893)
Remove: Net deferred tax assets and deferred tax liabilities from homesite inventories	(56,824)	—	(56,824)
Remove: Earnest deposits from homesite inventories	7,560	—	7,560
Add: Development holdback liability	(100,000)	—	(100,000)
Add: Builder deposit liabilities	(170,999)	(221,267)	(392,266)

Total Invested Capital as of September 30, 2025	$6,335,854	$1,817,555	$8,153,409

Invested Capital
Invested Capital as of June 30, 2025 (1)	$6,274,757	$1,134,016	$7,408,773
Takedown Proceeds (2)	(797,165)	(86,243)	(883,408)
Land Acquisition and Development Funding (3)	858,262	769,782	1,628,044

Invested Capital as of September 30, 2025	$6,335,854	$1,817,555	$8,153,409

Weighted Average Yield as of September 30, 2025 (4)	8.5%	11.3%	9.1%
Implied Quarterly Income Run Rate as of September 30, 2025 (5)	$136	$52	$188

(1)

Includes (a) Homesite inventory contributed by Lennar at Spin-Off and acquired from Rausch, less option earning deposits and other holdbacks, and (b) takedown and land acquisition and development funding activity during the first and second quarters of 2025.

(2)

Reduction in investment balance during the third quarter of 2025 from homesite sales pursuant to option agreements associated with the applicable category shown; takedowns are net of deposit credits adjusted for non-option earning deposits.

(3)	Includes land acquisitions during the third quarter 2025, net of option earning deposits.
(4)	Based on average option rate and/or loan interest rate weighted by investment balance, assumes SOFR rate as of June 26, 2025.
(5)	Calculated by taking Invested Capital balance at end of period multiplied by weighted average yield as of quarter end, adjusted for the number of days in the quarter.

During the three months ended September 30, 2025, we funded $858 million for land acquisition and development and received $797 million in net takedown proceeds under the Master Program Agreement at a weighted average yield of 8.5%. We funded $770 million for land acquisition and development and received $86 million in net takedown proceeds for Other Agreements during this period at a weighted average yield of 11.3%. On a total portfolio basis, the weighted average yield was 9.1% as of September 30, 2025.

Properties as of September 30, 2025

As of September 30, 2025, our Homesite assets consisted of 876 properties (also known as communities) in 30 states across the United States, totaling approximately 138,691 Homesites, with an approximate aggregate value of $8.4 billion of Homesite inventory. Of the Homesites owned as of September 30, 2025, we expect the total Takedown Prices of all Homesites to be approximately $15.3 billion, and the total estimated development costs of Homesites to be approximately $6.6 billion. The properties are geographically located in the United States.

As of September 30, 2025, our property assets are collectively located across 30 U.S. states. Approximately 50% of the property assets are concentrated in three states (California, Florida, Texas) in terms of number of Homesites and approximately 41% are located in two strong housing market states: Florida (where Lennar has historically had a large portion of its real estate activities and is continuing to grow its real estate activities) and Texas (where we believe the market has healthy underlying demographic and/or economic trends primarily driven by generally steadily growing population).

As of September 30, 2025, the below table shows the location, number of properties, number of underlying Homesites and expected total Takedown Prices of our properties across 30 U.S. states and as set forth in the relevant Project Addenda:

State Location	Number of Properties	Number of Underlying Homesites (1)	Total Takedown Prices
Alabama	42	5,309	$362,480,094
Arizona	35	4,607	530,323,243
Arkansas	49	4,879	352,343,970
California	60	12,646	3,016,664,267
Colorado	21	3,028	417,633,778
Delaware	8	1,136	189,999,571
Florida (2)	134	19,456	1,893,826,397
Georgia	32	3,297	368,900,331
Idaho	8	430	64,533,133
Illinois	14	1,290	139,554,290
Indiana	10	1,396	125,084,294
Kansas	6	835	66,122,536
Maryland	9	4,431	553,533,492
Minnesota	37	1,551	169,645,552
Missouri	3	440	34,239,425
Nevada	17	1,339	265,918,203
New York	1	460	97,136,363
New Jersey	3	467	80,835,845
North Carolina	41	4,890	740,047,278
Oklahoma	53	10,797	709,035,424
Oregon	15	725	85,337,929
Pennsylvania	1	26	2,622,968
South Carolina	45	9,917	1,082,845,932
Tennessee	17	1,942	270,322,604
Texas	178	36,939	2,813,864,035
Utah	4	1,413	171,654,171
Virginia	13	2,772	366,894,262
Washington	12	1,523	293,213,100
Wisconsin	2	43	2,204,073
West Virginia	6	707	60,808,019

Total (3)	876	138,691	$15,327,624,576

(1)	Or prospective Homesites if fully entitled, as applicable.
(2)	Excludes properties, Homesites, and Takedown Prices for investments associated with development loans.
(3)	Totals may not foot due to rounding.

The below table is a summary of our pools of properties included in our property assets as of September 30, 2025:

Total
Number of Homesites (1)	138,691
Lennar	118,153
Other Agreements	20,538
Invested Capital ($ in billions) (2)	8.2
Lennar	6.3
Other Agreements	1.8
Number of Pools	61
Portfolio Pooled % (3)	97%
Number of Terminated Properties	—

(1)	Number of Homesites excludes investments associated with development loans.
(2)	Homesite inventory and development loans receivables, less deposits, deferred tax liability, interest receivable on development loans, and other holdbacks on post-spin acquired assets.
(3)	Calculated as total amount of Invested Capital that is within a pool.

As of September 30, 2025, the Homesites within the Master Program Agreement were included in 61 separate pools, in accordance with the applicable Multiparty Cross Agreements. The portfolio pooled was 97%.

Components of Results of Operations

The following is a summary of the key components of our operations for the three and nine months ended September 30, 2025:

Revenues

Our primary source of revenue is option fee revenues for monthly option payments from Lennar and Other Customers in consideration for maintenance of a purchase option in respect to a Property. We also derive development loan income from interest earned on the outstanding loan balance of development loans secured by residential property.

Costs

Operating Expenses: Our operating expenses after the Spin-Off include Management Fees paid to KL for management and advisory services. The Management Fee is calculated as 1.25% of Tangible Assets (as defined in the Management Agreement). All employees are employed by KL and their salaries are paid by KL; therefore, we do not record personnel-related expenses, including salaries, benefits, and share-based compensation for any employees. All cash compensation paid to our Board and certain general and administrative expenses are covered by the Management Fee. The Management Fee does not cover offering expenses, costs incurred for services in connection with extraordinary litigation and mergers and acquisitions and other events outside of Millrose’s ordinary course of business, and, in some circumstances, costs associated with the ownership and maintenance of land. Any such expenses that are not covered by the Management Fee are paid for by Millrose and are recorded as general and administrative expenses or other expenses, as appropriate under GAAP. Certain of our option agreements provide (and new option agreements in the future may provide) for reimbursement by the counterparties of our transaction and/or asset management expenses, including third-party legal, diligence and servicing costs, and may include certain amounts paid by such counterparties directly to affiliates of the Manager in connection with related services provided to by such affiliates to the applicable counterparties. Our operating expenses include stock-based compensation for RSUs granted to each member of the Board during the second quarter 2025. The Company records the RSU award costs on a straight-line basis over the one-year vesting period as stock-based compensation in operating expenses. Our operating expenses also include provision for credit losses on its development loan receivables. While the Company has not experienced historical losses on its development loans and continues to assess the risk of loss to be remote, the Company records an estimate of potential future losses, in accordance with ASC 326, Financial Instruments — Credit Losses.

Operating expenses prior to the Spin-Off include salaries, general and administrative expenses. These expenses have been allocated from Lennar based on a reasonable proportional cost allocation method primarily based directly on headcount, usage, or other allocation methods depending on the nature of the services.

Other Income and Expenses: We record interest income from our cash as other income as it is not part of the primary activities of the business. Other expenses also include (i) interest expense related to the Revolving Credit Facility and our DDTL Credit Facility (collectively, the “Credit Agreements”), and our 2030 Notes and 2032 Notes (collectively, the “Senior Notes”) and (ii) other expenses related to rating agency fees, legal fees, audit fees, and bank fees.

Results of Operations

The following discussion describes the results of operations for the years ended December 31, 2024 and 2023 and the nine months ended September 30, 2025 versus the nine months ended September 30, 2024. The financial data includes the combined results of operations for the Predecessor Millrose Business prior to the Spin-Off and the Millrose business after the Spin-Off. The results of operations include activity related to the acquired Rausch land assets from the February 10, 2025 acquisition date through September 30, 2025. We have a single operating and reportable segment in accordance with GAAP and our operations are conducted in the United States.

Years Ended December 31, 2024 and 2023

	Years Ended December 31,
(In thousands)	2024	2023	Change	% Change
Revenues	$—	$—	$—	—%
Cost of sales	—	—	—	—

Gross profit	—	—	—	—
Salaries, general & administrative expenses	(246,221)	(209,792)	(36,429)	(17)

Loss before income taxes	(246,221)	(209,792)	(36,429)	(17)
Provision for income taxes	—	—	—	—

Loss	$(246,221)	$(209,792)	$(36,429)	(17)%

Revenues

For each of the fiscal years ended December 31, 2024 and 2023, the Predecessor Millrose Business had no revenues, as all finished Homesites were transferred to the Predecessor Millrose Business’s parent company, who sold those homes to Lennar customers.

Cost of Sales

For each of the fiscal years ended December 31, 2024 and 2023, the Predecessor Millrose Business had no cost of sales.

Gross Profit

For each of the fiscal years ended December 31, 2024 and 2023, the Predecessor Millrose Business had no gross profit.

Salaries, General and Administrative Expenses

While the Predecessor Millrose Business had no gross profit during the fiscal year ended December 31, 2024 and 2023, salaries, general and administrative expenses have been allocated to it from Lennar based on a specific identification basis or, when specific identification is not practicable, a reasonable proportional cost allocation method primarily based directly on headcount, usage, or other allocation methods depending on the nature of the services. Salaries, general and administrative expenses amounted to $246.2 million for the year ended December 31, 2024, as compared to $209.8 million for the same prior year period. These allocated expense amounts for both fiscal years include expenses from operating and employee compensation costs for dedicated regional and divisional land teams tasked with acquiring and developing the land inventories. The $36.4 million increase between salaries, general and administrative expenses from fiscal year ended December 31, 2023 to fiscal year ended December 31, 2024 is primarily due to an increase in headcount and an increase in the compensation cost per employee allocated from Lennar since the prior year period.

The Predecessor Millrose Business had salaries, general and administrative expenses allocated to it from Lennar from the period of January 1, 2025 until February 7, 2025, when Millrose became an independent public company following the Spin-Off. However, Millrose is not required to reimburse Lennar for the allocated general and administrative expenses. Expense amounts recognized by the Predecessor Millrose Business (as shown in the table above) are not representative of the amounts that would have been reflected in the financial statements of Millrose had Millrose operated independently of Lennar during the periods presented.

Provision for Income Taxes

For each of the fiscal years ended December 31, 2024 and 2023, the Predecessor Millrose Business recorded no tax provision. See Note 7 to the Combined Audited Financial Statements of the Predecessor Millrose Business elsewhere in this prospectus for more information.

Loss

For the fiscal years ended December 31, 2024 and 2023, the Predecessor Millrose Business had losses of $246.2 million and $209.8 million, respectively. The loss the Predecessor Millrose Business recognized in each of these two fiscal years was solely due to the salaries, general and administrative expenses allocated to it by Lennar.

The Predecessor Millrose Business will recognize losses allocated to it from Lennar from the period of January 1, 2025 until February 7, 2025, when Millrose became an independent public company following the Spin-Off. Loss amounts recognized by the Predecessor Millrose Business (as shown in the table above) are not representative of the amounts that would have been reflected in the financial statements of Millrose had Millrose operated independently of Lennar during the periods presented.

Nine Months Ended September 30, 2025 and September 30, 2024

	Nine months ended September 30,
(in thousands)	2025	2024
Revenues:
Option fee revenues	$391,491	$—
Development loan income	19,469	—

Total revenues	410,960	—

Operating expenses:
Management fee expense	59,959	—
Stock-based compensation expense	370	—
Provision for credit loss expense	340	—
Sales, general, and administrative expenses from pre-spin periods	24,960	180,418

Total operating expenses	85,629	180,418

Income (loss) from operations	325,331	(180,418)

Other income (expense):
Interest income	5,356	—
Interest expense	(56,569)	—
Other expenses	(1,483)	—

Total other income (expense)	(52,696)	—

Net income (loss) before income taxes	272,635	(180,418)
Income tax expense	15,009	—

Net income (loss)	$257,626	$(180,418)
Adjustment for expenses from pre-spin periods	24,960	—

Net income attributable to Millrose Properties, Inc. Common shareholders	$282,586	$(180,418)

Nine Months Ended September 30, 2025 Versus Nine Months Ended September 30, 2024

Overview of Net Income (Loss)

Our net income was $257.6 million for the nine months ended September 30, 2025, compared to a net loss of $180.4 million for the nine months ended September 30, 2024. Our net income for the nine months ended September 30, 2025 includes post Spin-Off income of $282.6 million, partially offset by pre-spin net loss of $25.0 million related to sales, general, and administrative expenses attributable to the Predecessor Millrose Business. The increase in net income for the nine months ended September 30, 2025 compared to the nine months ended September 30, 2024 is due to (i) revenues earned after the Spin-Off and (ii) lower actual operating expenses after the Spin-Off versus an allocation prior to the Spin-Off, partially offset by (a) higher net interest expense, and (b) higher tax provision, and (c) higher other expenses.

Option Fee Revenues

Option fee revenues for the nine months ended September 30, 2025 was $391.5 million, compared to $0 for the nine months ended September 30, 2024. For the nine months ended September 30, 2024, the Predecessor Millrose Business did not have option fee revenues, as all finished Homesites were transferred to the Predecessor Millrose Business’s parent company, who sold those homes to Lennar customers.

Development Loan Income

Development loan income for the nine months ended September 30, 2025 was $19.5 million, compared to $0 for the nine months ended September 30, 2024. For the nine months ended September 30, 2024, the Predecessor Millrose Business did not have development loan income.

Management Fee Expense

Management Fee expense for the nine months ended September 30, 2025 was $60.0 million, compared to $0 for the nine months ended September 30, 2024. Management fee expense represents the costs for KL management services after the Spin-Off and incurred through September 30, 2025.

Stock-based Compensation Expense

Stock-based compensation expense related to RSUs granted to the Board for the nine months ended September 30, 2025 was $0.4 million. Sales, general, and administrative expenses for the Predecessor Millrose Business include $10.2 million of stock-based compensation expenses for the nine months ended September 30, 2025. Stock-based compensation was allocated to the Predecessor Millrose Business on a specific identification basis or using a proportional cost allocation method.

Provision for Credit Loss Expense

Provision for credit loss expense related to development loans was $0.3 million for the nine months ended September 30, 2025. For the nine months ended September 30, 2024, the Predecessor Millrose Business did not have a provision for credit loss expense.

Sales, General and Administrative Expenses from Pre-Spin Periods

Sales, general and administrative expenses from Pre-Spin periods were $25.0 million for the nine months ended September 30, 2025, compared to $180.4 million for the nine months ended September 30, 2024. For the nine months ended September 30, 2025, the expenses were allocated by Lennar for the periods January 1, 2025 to the Spin-Off, which is the driver for the decrease as compared to the nine months ended September 30, 2024 which included sales, general, and administrative expenses for the first three quarters of 2024. There were no sales, general and administrative expenses recorded after the Spin-Off.

Other Income and Expense

Other income and expense was a net expense of $52.7 million for the nine months ended September 30, 2025, compared to $0 for the nine months ended September 30, 2024. Other income and expense for the nine months ended September 30, 2025 includes (i) interest expense for the Credit Agreements and Senior Notes of $56.6 million, and (ii) other expenses of $1.5 million, which was partially offset by interest income of $5.4 million related to cash balances.

Net Income (Loss) Before Income Tax Expense

Net income from operations before income tax was $272.6 million for the nine months ended September 30, 2025, compared to a net operating loss of $180.4 million for the nine months ended September 30, 2024. Our net income from operations before taxes includes post Spin-Off net income before taxes of $297.6 million, partially offset by pre-spin net loss of $25.0 million related to sales, general, and administrative expenses attributable to the Predecessor Millrose Business. The increase in operating income is due to (i) revenues earned after the Spin-Off and (ii) lower operating expenses which are due to lower management service fees after the Spin-Off compared to sales, general, and administrative expenses allocated prior to the Spin-Off, partially offset by (a) higher net interest expense for the Credit Agreements and Senior Notes, (b) higher tax provision, and (c) higher other expenses.

Income Tax Expense

The provision for income taxes for the nine months ended September 30, 2025 was $15.0 million, compared to $0 for the nine months ended September 30, 2024. The tax provision for the nine months ended September 30, 2025 resulted in an overall effective tax rate of 24.8%. There was no income tax expense for the Predecessor Millrose Business for the nine months ended September 30, 2024 due to offsetting changes in the valuation allowance against its deferred taxes that reduced income tax and effective tax rate to zero. See Note 9. Income Taxes to the unaudited condensed consolidated financial statements included elsewhere in this prospectus for more information.

Adjusted Funds from Operations

Our reported results are presented in accordance with GAAP. We also disclose AFFO, which is a non-GAAP financial measure and should not be viewed as an alternative to net income calculated in accordance with GAAP as a measurement of our operating performance. We believe that AFFO is useful to investors because it is a widely accepted industry measure used by analysts and investors to compare the operating performance of REITs.

We calculate AFFO by starting with Millrose’s definition of FFO, which is the net income (computed in accordance with GAAP), excluding gains (or losses) from the sales of property, plus real estate depreciation. During this period, there are no applicable adjustments to net income of the Company to calculate FFO. We then calculate AFFO by adjusting net income to eliminate the impact of non-recurring items that are not reflective of operations and certain non-cash items that reduce or increase net income (loss) in accordance with GAAP, and also adjusted for income tax expense (other than income tax expenses of our TRSs) that will not be incurred following our election and qualification to be subject to tax as a REIT for U.S. federal income tax purposes. As shown in the table below, certain non-recurring and non-cash transactions added back for this fiscal quarter include non-cash components of compensation expense, amortization of financing and issuance costs for our Credit Agreements and Senior Notes, provision for credit loss expense, and non-recurring agency expenses related to the Spin-Off.

Other REITs may not define AFFO in the same manner as we do and therefore our calculation of AFFO may not be comparable to such other REITs. You should also not consider AFFO to be an alternative to net income or as a reliable measure of our operating performance.

The table below is a reconciliation of GAAP net income to AFFO and GAAP earnings per share to

AFFO earnings per share for the three months ended September 30, 2025.

(in thousands)	Three months ended September 30, 2025
Net income attributable to Millrose Properties, Inc. common shareholders	$105,060
Adjustments:
Add: Amortization of deferred financing and issuance costs (1)	16,359
Add: Rating agency expenses (2)	550
Add: Stock-based compensation expense (3)	189
Add: Provision for credit loss expense (4)	340

Total adjustments	17,438

AFFO attributable to Millrose Properties, Inc. common shareholders	$122,498

AFFO basic earnings per share of Class A and Class B Common Stock	$0.74
AFFO diluted earnings per share of Class A and Class B Common Stock	$0.74
Reconciliation of GAAP earnings per share to AFFO per share
GAAP reported basic earnings per share of Class A and Class B Common Stock—GAAP reported	$0.63
Adjustments:
Add: Amortization of deferred financing and issuance costs (1)	0.10
Add: Rating agency expenses (2)	0.01
Add: Stock-based compensation (3)	0.00
Add: Provision for credit losses (4)	—

AFFO basic earnings per share of Class A and Class B Common Stock	$0.74

GAAP reported diluted earnings per share of Class A and Class B Common Stock	0.63
Adjustments:
Add: Amortization of deferred financing and issuance costs (1)	0.10
Add: Rating agency expenses (2)	0.01
Add: Stock-based compensation (3)	0.00
Add: Provision for credit losses (4)	0.00

AFFO diluted earnings per share of Class A and Class B Common Stock	$0.74

Basic weighted average common shares outstanding of Class A and Class B Common Stock	166,003,497
Diluted weighted average common shares	166,031,797

(1)

Reflected in Interest expense in the unaudited condensed consolidated statements of operations. See Note 7. Debt Obligations to our unaudited condensed consolidated financial statements included elsewhere in this prospectus. Includes $11.9 million accelerated amortization for the DDTL Credit Agreement termination.

(2)

Reflected in Other expenses in the unaudited condensed consolidated statements of operations. See Note 2. Basis of Presentation and Significant Accounting Policies, Other income (expenses) to the unaudited condensed consolidated financial statements included elsewhere in this prospectus.

(3)

RSUs granted to each member of the Board under 2024 Incentive Plan. See Note 11. Stock-Based Compensation to the unaudited condensed consolidated financial statements included elsewhere in this prospectus.

(4)

Provision for credit losses for development loan receivables. See Note 2. Basis of Presentation and Significant Accounting Policies, Development Loan Receivables in the unaudited condensed consolidated financial statements included elsewhere in this prospectus.

Liquidity and Capital Resources

Years Ended December 31, 2024 and 2023

Liquidity is a measure of our ability to meet potential cash requirements, including ongoing commitments to fund investments and operations, make distributions to our stockholders and other general business needs. At December 31, 2024, the Predecessor Millrose Business had no cash on hand. Millrose did not have any business operations through its subsidiaries until the completion of the Spin-Off and therefore did not require cash for any operations prior to the Spin-Off. No change in the cash balance is reported during the periods presented as all cash is considered to have been provided and/or returned to Lennar within each period.

The Predecessor Millrose Business’s debt at December 31, 2024 and December 31, 2023 was $24.2 million and $32.6 million, respectively. The Predecessor Millrose Business’s debt consisted of promissory notes for the acquisition of land and community development district bonds, with the interest rate of 0.0% and various maturity dates through 2028. The Predecessor Millrose Business had no third-party financing instruments such as credit facilities, term loans and commercial paper programs at December 31, 2024 or December 31, 2023.

Cash Flows

The Predecessor Millrose Business’s cash flows from operating and financing activities for the years ended December 31, 2024 and 2023, as reflected in the Combined Financial Statements, are summarized as follows:

	Years Ended December 31,
(In thousands)	2024	2023
Cash from (used in):
Operating activities	$(917,194)	$(865,120)
Financing activities.	917,194	865,120

Cash, end of period	$—	$—

Cash Flows from Operating Activities

For the fiscal year ended December 31, 2024, cash used in operating activities was $917.2 million, primarily consisting of loss of $246.2 million, stock-based compensation of $14.9 million, an increase in inventory of $716.1 million, which was partially offset by an increase in accounts payable, and accrued expenses of $30.2 million.

For the fiscal year ended December 31, 2023, cash used in operating activities was $865.1 million, primarily consisting of loss of $209.8 million, stock-based compensation of $10.1 million, an increase in inventory of $641.9 million and a decrease in accounts payable and accrued expenses of $23.6 million.

All cash used in operating activities for both the fiscal years ended December 31, 2024 and 2023 was allocated to the Predecessor Millrose Business by Lennar and was not generated by the Predecessor Millrose Business itself.

Cash Flows from Financing Activities

For the year ended December 31, 2024, cash provided by financing activities was $917.2 million, primarily consisting of transfers from Lennar of $930.7 million and debt repayments of $13.5 million.

For the year ended December 31, 2023, cash provided by financing activities was $865.1 million, primarily consisting of transfers from Lennar of $883.8 million and debt repayments of $18.7 million.

All cash from financing activities for both the fiscal years ended December 31, 2024 and 2023 was allocated to the Predecessor Millrose Business by Lennar and was not generated by the Predecessor Millrose Business itself.

Nine Months Ended September 30, 2025 and 2024

As of September 30, 2025, we had $242.6 million cash on hand and approximately $1.335 billion capacity under the Revolving Credit Facility. Our primary sources of liquidity are cash flows from operations and debt financing under the Revolving Credit Facility of $1.335 billion and our Senior Notes of $1.966 billion, net of issuance costs. We believe that our existing cash on hand, cash generated from operations and available capacity under the Revolving Credit Facility will be sufficient to meet our liquidity needs in the short and long term. Our ability to satisfy our liquidity requirements depends on our future operating performance, which is affected by prevailing economic conditions, market conditions in the real estate industry and other factors, many of which are beyond our control.

Cash Flows

Our cash flows for the nine months ended September 30, 2025 and 2024 are presented below. The financial data includes the results of cash flows for the Predecessor Millrose Business prior to the Spin-Off, which is derived from the financial statements of Lennar; and the Millrose business after the Spin-Off, which is derived from the accounting records of Millrose.

	Nine months ended September 30,
(In thousands)	2025	2024
Cash flows from (used in)
Operating activities	$253,517	$260,215
Investing activities	(2,108,060)	—
Financing activities	2,097,121	(260,215)

Net increase in cash	$242,578	$—

Cash Flows from Operating Activities

For the nine months ended September 30, 2025, net cash from operating activities was $253.5 million. Our cash sources were $371.2 million consisting of option fee income of $333.1 million, development loan interest paid-in-kind of $7.6 million, interest income of $5.4 million, other deposits of $0.1 million, and pre-spin adjustments of $25.0 million. Our cash used was $117.7 million and consisted of our Management Fee payment to KL of $60.0 million, interest payments on the Revolving Credit Facility and DDTL Credit Facility of $22.9 million, tax payments of $8.5 million, agency fee payments of $1.1 million, legal fee payments of $0.2 million, and Predecessor Millrose Business pre-spin-off net loss of $25.0 million.

For the nine months ended September 30, 2024, net cash from operating activities was $260.2 million, primarily consisting of inventory takedowns of $428.2 million, cash from operating activities of $2.2 million, and stock-based compensation of $10.2 million, which was partially offset by net operating loss of $180.4 million. All cash from the operating activities for the nine months ended September 30, 2024 was allocated to the Predecessor Millrose Business by Lennar and not generated by the Predecessor Millrose Business itself.

Cash Flows from Investing Activities

For the nine months ended September 30, 2025, net cash used in investing activities was $2.108 billion. Our cash used was $4.926 billion, consisting of payments to acquire Rausch land assets of $858.9 million, investments in Homesite inventory of $3.729 billion, and investments in development loans of $338.4 million. Our cash sources were $2.818 billion, consisting of option deposit payments from Lennar at Spin-Off of $584.8 million, takedowns of Homesite inventories of $2.224 billion, and paydowns of development loans of $9.5 million.

Cash Flows from Financing Activities

For the nine months ended September 30, 2025, net cash from financing activities was $2.097 billion. Our cash sources were $4.990 billion, consisting of cash contributed by Lennar at Spin-Off of $415.2 million, Revolving Credit Facility and DDTL Credit Facility proceeds of $2.575 billion, and Senior Notes proceeds of $2.0 billion. Our cash used was $2.893 billion, consisting of Spin-Off costs of $77.9 million, financing and issuance cost payments for our debt obligations of $56.5 million, repayment of the Revolving Credit Facility and DDTL Credit Facility of $2.575 billion, dividends paid to shareholders of $177.6 million, and payment on seller notes of $6.0 million.

For the nine months ended September 30, 2024, net cash used in financing activities was $260.2 million, consisting of principal payment on debt of $14.2 million and transfers to Lennar of $246.0 million. All cash from the financing activities for the nine months ended September 30, 2024 was allocated to the Predecessor Millrose Business by Lennar and not generated by the Predecessor Millrose Business itself.

Other Cash Flows Considerations

During the second quarter of 2025, Lennar updated its methodology for purchases from land bankers in order to reduce the time between Homesite purchase and homebuyer delivery. In connection with this update, Lennar and Millrose agreed to amend certain Homesite takedown schedules included in property-specific addendums to the Master Option Agreement. We expect these amendments will result in an average three-month increase in the option term as compared to the original takedown schedules, with no impact on monthly option payment terms or any other terms of the Master Option Agreement. These amendments did not have a material impact on results of operations in the third quarter 2025 and management does not expect these amendments to have a material impact in future periods.

Revolving Credit Facility

On the Distribution Date, we entered into the Revolving Credit Agreement with a consortium of lenders party thereto and JPMorgan Chase Bank, N.A., as the Revolver Agent. The Revolving Credit Agreement provides for the Revolving Credit Facility with commitments in an aggregate amount of $1.335 billion. There were no outstanding borrowings under the Revolving Credit Facility as of September 30, 2025. Availability under the Revolving Credit Agreement is subject to a borrowing base updated quarterly (or, at our option, monthly), which is calculated by reference to the value of certain real property assets, with advance rates that vary by asset category, and unrestricted cash and cash equivalents, with adjustments as specified in the Revolving Credit Agreement. The Revolving Credit Facility may be used by us to borrow loans or obtain standby letters of credit.

Loans under the Revolving Credit Agreement bear interest at the Adjusted Term SOFR Rate (as defined in the Revolving Credit Agreement) plus an applicable margin at the per annum rate of (i) 2.00%, if the Leverage Ratio (as defined in the Revolving Credit Agreement) is less than or equal to 0.30 to 1.00, (ii) 2.25% if Leverage Ratio is greater than 0.30 to 1.00 and less than or equal to 0.40 to 1.00, and (iii) 2.50% if the Leverage Ratio is greater than 0.40 to 1.00. At our option, loans may instead bear interest at the Alternate Base Rate (as defined in the Revolving Credit Agreement) plus an applicable margin at the per annum rate of 1.00%, 1.25% or 1.50%, depending upon the Leverage Ratio.

Obligations under the Revolving Credit Agreement are secured by pledges by us of (i) the Promissory Notes and (ii) the equity interests of Millrose Holdings. In addition, the Revolving Credit Agreement requires us to pledge (i) certain future promissory notes similar to the Promissory Notes that Millrose may enter into with other subsidiaries and (ii) the equity interests of other subsidiaries whose equity interests are not pledged for the benefit of the Promissory Notes or any other similar promissory note or notes. Pursuant to an intercreditor agreement (the “ICA”), dated as of June 24, 2025, by and among the DDTL Administrative Agent and the Revolver Agent, the DDTL Administrative Agent and the Revolver Agent agreed that certain liens on Shared Collateral (as defined in the ICA) securing the DDTL Credit Agreement and the Revolving Credit Agreement were of equal priority, and certain distributions made in respect of Shared Collateral were shared on a ratable basis. The ICA was terminated in connection with the prepayment of all outstanding obligations under the DDTL Credit Agreement.

On August 1, 2025, Millrose Properties SPE was joined as a guarantor to the Revolving Credit Agreement. As of September 30, 2025, there were no other guarantors under the Revolving Credit Agreement. We may elect to join certain of our subsidiaries to the Revolving Credit Agreement as guarantors from time to time, and in certain circumstances, the Revolving Credit Agreement requires us to cause certain of our other subsidiaries that are not Taxable REIT Subsidiaries (as defined in the Revolving Credit Agreement) to become guarantors.

The Revolving Credit Agreement includes affirmative and negative covenants applicable to us and our subsidiaries, including limitations regarding liens, investments, asset sales, transactions with affiliates, restrictive agreements, mergers and other fundamental changes, permitted lines of business, financial contracts, and designation of unrestricted subsidiaries. The Revolving Credit Agreement contains financial covenants, tested quarterly, consisting of a maximum Leverage Ratio, a minimum interest coverage ratio, and a minimum tangible net worth. The Revolving Credit Agreement also requires us to be in compliance with all REIT requirements. As of September 30, 2025, we were in compliance with all covenants under the Revolving Credit Agreement.

The Revolving Credit Agreement contains events of default, including if KL shall cease to be our manager and a replacement manager reasonably acceptable to the required lenders is not appointed within 90 days.

The Revolving Credit Agreement is scheduled to mature on February 7, 2028 (the “Revolving Maturity Date”). Principal amounts and other obligations outstanding under the Revolving Credit Facility are due in full on the Revolving Maturity Date. Interest on each drawdown is due quarterly for loans bearing interest at the Alternate Base Rate and on the last day of the applicable interest payment date for loans bearing interest at the Adjusted Term SOFR Rate.

See Note 7. Debt Obligations to our unaudited condensed consolidated financial statements included elsewhere in this prospectus.

Delayed Draw Term Loan Facility

On June 24, 2025, the Company entered into the DDTL Credit Agreement (together with the Revolving Credit Agreement, the “Credit Agreements”) with the lenders party thereto and Goldman

Sachs Bank USA as administrative agent for the lenders (in such capacity, the DDTL Administrative Agent). The DDTL Credit Agreement provided for the DDTL Credit Facility with commitments in an aggregate amount of $1.0 billion. Proceeds of the Acquisition Tranche Loans (as defined in the DDTL Credit Agreement) were used to finance the previously announced acquisition of a portfolio of homesites on which the Company executed option agreements with New Home to support New Home’s acquisition of Landsea, which closed on June 25, 2025 (as further defined in the DDTL Credit Agreement, the “Specified Acquisition”), and the proceeds of any General Tranche Loans (as defined in the DDTL Credit Agreement) were used for general corporate purposes (including, without limitation, to pay outstanding obligations under the Revolving Credit Facility). On September 11, 2025, the receipt by Millrose of the net cash proceeds from the September 2025 Offering triggered a mandatory prepayment under the DDTL Credit Agreement. Millrose used a portion of such net cash proceeds to repay in full all outstanding obligations under the DDTL Credit Agreement. In connection therewith, on September 11, 2025, Millrose terminated the DDTL Credit Agreement and the other loan documents and all of the security interests in the assets of Millrose securing the obligations thereunder were released.

Loans under the DDTL Credit Agreement bore interest at the Adjusted Term SOFR Rate (as defined in the DDTL Credit Agreement, the “DDTL Adjusted Term SOFR Rate”) plus an applicable margin at the per annum rate of: (i) from (and including) the initial draw date through (and including) 89 days after the initial draw date (a) 2.00% if the Leverage Ratio (as defined in the DDTL Credit Agreement, the “DDTL Leverage Ratio”) was less than or equal to 0.30 to 1.00, (b) 2.25% if the DDTL Leverage Ratio was greater than 0.30 to 1.00 and less than or equal to 0.40 to 1.00, and (c) 2.50% if the DDTL Leverage Ratio was greater than 0.40 to 1.00; (ii) from (and including) 90 days after the initial draw date through (and including) 179 days after the initial draw date (a) 2.25% if the DDTL Leverage Ratio was less than or equal to 0.30 to 1.00, (b) 2.50% if the DDTL Leverage Ratio was greater than 0.30 to 1.00 and less than or equal to 0.40 to 1.00, and (c) 2.75% if the DDTL Leverage Ratio was greater than 0.40 to 1.00; (iii) from (and including) 180 days after the initial draw date through (and including) 269 days after the initial draw date (a) 2.50% if the DDTL Leverage Ratio was less than or equal to 0.30 to 1.00, (b) 2.75% if the DDTL Leverage Ratio was greater than 0.30 to 1.00 and less than or equal to 0.40 to 1.00, and (c) 3.00% if the DDTL Leverage Ratio was greater than 0.40 to 1.00; and (iv) from (and including) 270 days after the initial draw date and thereafter (a) 2.75% if the DDTL Leverage Ratio was less than or equal to 0.30 to 1.00, (b) 3.00% if the DDTL Leverage Ratio was greater than 0.30 to 1.00 and less than or equal to 0.40 to 1.00, and (c) 3.25% if the DDTL Leverage Ratio was greater than 0.40 to 1.00. At the Company’s option, loans may have instead born interest at the Alternate Base Rate (as defined in the DDTL Credit Agreement, the “DDTL Alternate Base Rate”) plus an applicable margin at the per annum rate of 1.00% lower than the applicable margin for DDTL Adjusted Term SOFR Rate loans set forth above, in each case based upon the DDTL Leverage Ratio and the time after initial draw.

Obligations under the DDTL Credit Agreement were secured by pledges by the Company of (i) the Promissory Notes, and (ii) the equity interests of Millrose Holdings. In addition, the DDTL Credit Agreement required the Company to pledge (i) certain future promissory notes similar to the Promissory Notes that Millrose may enter into with other subsidiaries and (ii) the equity interests of any other subsidiaries whose equity interests are not pledged for the benefit of the Promissory Notes or any other similar promissory note or notes. Pursuant to the ICA, the DDTL Administrative Agent and the Revolver Agent agreed that certain liens on Shared Collateral (as defined in the ICA) securing the DDTL Credit Agreement and the Revolving Credit Agreement were of equal priority, and certain distributions made in respect of Shared Collateral were shared on a ratable basis. The ICA was terminated in connection with the prepayment of all outstanding obligations under the DDTL Credit Agreement.

The DDTL Credit Agreement included mandatory prepayments applicable to the Company and its subsidiaries in the event net cash proceeds are received from certain debt issuances, certain issuances of capital stock, and certain non-ordinary course dispositions of assets.

The DDTL Credit Agreement included affirmative and negative covenants applicable to the Company and its subsidiaries, including limitations regarding liens, investments, asset sales, transactions with affiliates, restrictive agreements, mergers and other fundamental changes, permitted lines of business, financial contracts, and designation of unrestricted subsidiaries. The DDTL Credit Agreement contained financial covenants, tested quarterly, consisting of a maximum DDTL Leverage Ratio, a minimum interest coverage ratio, and a minimum tangible net worth. The DDTL Credit Agreement also required the Company to maintain its status as a REIT.

The DDTL Credit Agreement contained events of default, including if KL ceased to be the Company’s manager and a replacement manager reasonably acceptable to the Required Lenders (as defined in the DDTL Credit Agreement) was not appointed within 90 days.

The DDTL Credit Agreement maturity date was June 23, 2026 (the “DDTL Maturity Date”). Principal amounts and other obligations outstanding under the DDTL Credit Agreement were due in full on the DDTL Maturity Date. Interest on each drawdown was due quarterly for loans bearing interest at the Alternate Base Rate and on the last day of the applicable interest payment date for loans bearing interest at the Adjusted Term SOFR Rate.

On August 1, 2025, the Company entered into the First Amendment to DDTL. The DDTL Credit Agreement was amended pursuant to the First Amendment to DDTL to, among other things, allow the Company to partially exempt in certain circumstances the Designated Issuance from the DDTL Credit Agreement provision that otherwise required a mandatory prepayment of the DDTL Loans using 100% of the net cash proceeds from each incurrence of debt or issuance of equity securities (subject to certain limited exceptions specified in the DDTL Credit Agreement). In the case of the Designated Issuance, the Company was instead required to prepay the DDTL Loans in an amount equal to the lesser of (x) 100% of such net cash proceeds and (y) an amount sufficient such that no more than $500.0 million in aggregate principal amount of DDTL Loans remain outstanding immediately after such prepayment. The First Amendment to DDTL also amended the DDTL Credit Agreement to add a funding fee in an amount equal to 0.250% of the aggregate principal amount of the DDTL Loans outstanding on the date that is 270 days after the initial draw date under the DDTL Credit Agreement, which initial draw date was June 24, 2025.

On August 1, 2025, Millrose Properties SPE was joined as a guarantor to the DDTL Credit Agreement.

On August 7, 2025, the Company completed the August 2025 Offering, which in accordance with the First Amendment to DDTL, triggered a mandatory prepayment of $500 million of principal amount owed under the DDTL Credit Agreement. On September 11, 2025, the Company completed the September 2025 Offering, which in accordance with the First Amendment to DDTL, triggered a mandatory prepayment of $500 million of the remaining principal amount owed under the DDTL Credit Agreement. As a result of the September 2025 Offering, the full outstanding principal amount of the loans outstanding under the DDTL Credit Agreement and all other outstanding obligations thereunder were repaid September 11, 2025. In connection therewith, the Company terminated the DDTL Credit Facility, along with all of the security interests in the assets of the Company securing the obligations. The Company derecognized the remaining debt obligations and recorded the remaining unamortized issuance costs of $11.9 million as interest expense for the three months ended September 30, 2025.

See Note 7. Debt Obligations to our unaudited condensed consolidated financial statements included elsewhere in this prospectus.

August 2025 Offering of Senior Notes

On August 7, 2025, the Company completed the offer and sale of its $1.25 billion aggregate principal amount of its 6.375% Senior Notes due 2030. The 2030 Notes were issued at par value. The Company received net proceeds of approximately $1.23 billion, after deducting the initial purchasers’ discounts and commissions and offering expenses. Proceeds of the August 2025 Offering were used (i) to repay $500 million principal amount of outstanding borrowings under the DDTL Credit Agreement, (ii) to repay $450 million principal amount of outstanding borrowings under the Revolving Credit Agreement, and (iii) for general corporate purposes.

The 2030 Notes were issued and sold to persons reasonably believed to be qualified institutional buyers pursuant to Rule 144A under the Securities Act, and to certain non-U.S. persons in accordance with Regulation S under the Securities Act. The 2030 Notes have not been registered under the Securities Act, or any state securities laws, and, unless so registered, may not be offered or sold in the United States except pursuant to an exemption from, or in a transaction not subject to, the registration requirements of the Securities Act and applicable state securities laws. The 2030 Notes were issued pursuant to the 2030 Notes Indenture. The 2030 Notes are fully and unconditionally guaranteed on a senior unsecured basis by Millrose Properties SPE LLC.

The 2030 Notes and the guarantee are the Company’s and the guarantor’s general senior unsecured obligations and are (i) pari passu in right of payment with all of the Company’s and the guarantor’s existing and future senior indebtedness, including the indebtedness under the Revolving Credit Agreement and the 2032 Notes, (ii) senior in right of payment to any future subordinated indebtedness of the Company and the guarantor, (iii) effectively subordinated to all of the Company’s and the guarantor’s existing and future secured indebtedness, including the indebtedness under the Revolving Credit Agreement, to the extent of the value of the assets securing such indebtedness, and (iv) structurally subordinated to all existing and future indebtedness and other liabilities of the Company’s subsidiaries that do not guarantee the 2030 Notes.

The 2030 Notes will mature on August 1, 2030. Pursuant to the 2030 Notes Indenture, interest on the 2030 Notes accrues at a rate of 6.375% per annum and is payable semi-annually in arrears on February 15 and August 15 of each year, beginning on February 15, 2026.

The Company has the option to redeem some or all of the 2030 Notes on or after August 1, 2027 at the redemption prices specified in the 2030 Notes Indenture. Prior to August 1, 2027, the Company may redeem some or all of the 2030 Notes at a redemption price of 100% of the principal amount thereof plus accrued and unpaid interest on the 2030 Notes being redeemed plus a “make-whole” premium. In addition, prior to August 1, 2027, the Company may redeem up to 40% of the 2030 Notes with cash in an amount not to exceed the net cash proceeds from certain equity offerings at a redemption price equal to 106.375% of the principal amount being redeemed plus accrued and unpaid interest on the 2030 Notes being redeemed.

The 2030 Notes Indenture includes certain restrictive covenants that limits the Company’s and its restricted subsidiaries’ ability to, among other things: (i) create certain liens, (ii) engage in certain sale and leaseback transactions, and (iii) effect certain mergers or consolidations, or sell all or substantially all of its assets. These covenants are subject to a number of important qualifications and exceptions as set forth in the 2030 Notes Indenture. Additionally, upon the occurrence of a Change of Control Triggering Event (as defined in the 2030 Notes Indenture), the Company must offer to repurchase all of the 2030 Notes at 101% of their principal amount, plus accrued and unpaid interest, if any, to the date of purchase. The 2030 Notes Indenture also provides for customary events of default. As of September 30, 2025, the Company was in compliance with all covenants under the 2030 Notes Indenture and there were no events of default.

See Note 7. Debt Obligations to our unaudited condensed consolidated financial statements included elsewhere in this prospectus for further description.

September 2025 Offering of Senior Notes

On September 11, 2025, the Company completed the offer and sale of $750 million aggregate principal amount of its 6.250% senior notes due 2032. The 2032 Notes were issued at par value. The Company received net proceeds of approximately $737.5 million, after deducting initial purchaser discounts and commissions and offering expenses. Net proceeds of the September 2025 Offering were used to repay the entire $500 million principal amount of outstanding borrowings under the DDTL Credit Facility, and related expenses, and for general corporate purposes.

The 2032 Notes and the related guarantee were issued and sold to persons reasonably believed to be qualified institutional buyers pursuant to Rule 144A under the Securities Act, and to certain non-U.S. persons in transactions outside the U.S. in reliance on Regulation S under the Securities Act. The 2032 Notes and the related guarantee have not been and will not be registered under the Securities Act or the securities laws of any state or other jurisdiction, and the 2032 Notes may not be offered or sold in the United States without registration or applicable exemption from the registration requirements of the Securities Act and applicable state securities or blue sky laws and foreign securities laws. The 2032 Notes were issued pursuant to the 2032 Notes Indenture. The 2032 Notes are fully and unconditionally guaranteed on a joint and several senior unsecured basis by the Company’s existing and future restricted subsidiaries that guarantee, or become a borrower or an obligor under, the Revolving Credit Agreement, the 2030 Notes, or certain other indebtedness. As of September 30, 2025, the 2032 Notes are fully and unconditionally guaranteed by Millrose Properties SPE.

The 2032 Notes and the guarantee are the Company’s and the guarantor’s general senior unsecured obligations and are (i) pari passu in right of payment with all of the Company’s and the guarantor’s existing and future senior indebtedness, including the indebtedness under the Revolving Credit Agreement and the 2030 Notes, (ii) senior in right of payment to any future subordinated indebtedness of the Company and the guarantors, (iii) effectively subordinated to all of the Company’s and the guarantor’s existing and future secured indebtedness, including the indebtedness under the Revolving Credit Agreement, to the extent of the value of the assets securing such indebtedness, and (iv) structurally subordinated to all existing and future indebtedness and other liabilities of the Company’s subsidiaries that do not guarantee the 2032 Notes.

The 2032 Notes will mature on September 15, 2032. Pursuant to the 2032 Notes Indenture, interest on the 2032 Notes accrues at a rate of 6.250% per annum and is paid payable semi-annually in arrears on March 15 and September 15 of each year, beginning on March 15, 2026.

The Company has the option to redeem some or all of the 2032 Notes on or after September 15, 2028 at the redemption prices specified in the 2032 Notes Indenture. Prior to September 15, 2028, the Company may redeem some or all of the 2032 Notes at a redemption price of 100% of the principal amount thereof plus accrued and unpaid interest on the notes being redeemed plus a “make-whole” premium. In addition, prior to September 15, 2028, the Company may redeem up to 40% of the 2032 Notes with cash not to exceed the net cash proceeds from certain equity offerings at a redemption price equal to 106.250% of the being redeemed plus accrued and unpaid interest on the 2032 Notes being redeemed.

The 2032 Notes Indenture includes certain restrictive covenants that limits the Company’s and its restricted subsidiaries’ ability to, among other things: (i) create certain liens (ii) engage in certain sale and leaseback transactions, and (iii) effect certain mergers or consolidations, or sell all or substantially all of its assets. These covenants are subject to important qualifications and exceptions as set forth in the 2032 Notes Indenture. Additionally, upon the occurrence of a Change of Control Triggering Event (as defined in the 2032 Notes Indenture), the Company must offer to repurchase all of the 2032 Notes at 101% of their principal amount, plus accrued and unpaid interest, if any, to the date of purchase. The 2032 Notes Indenture also provides for customary events of default. As of September 30, 2025, the Company was in compliance with all covenants under the 2032 Notes Indenture and there were no events of default.

See Note 7. Debt Obligations to our unaudited condensed consolidated financial statements included elsewhere in this prospectus for further description.

Debt to Equity Ratio Limit Right

In addition to the Credit Agreements, Millrose may seek to pursue other debt and expects to have access to a certain amount of debt and equity capital at least a portion of which is intended to be available for use in financing transactions with new customers. However, there is no guarantee that such sources of additional capital will be obtained on acceptable terms or at all or will be sufficient to cover all of Millrose’s business growth initiatives. As such, Millrose may also seek additional third-party financing to satisfy any additional capital needs or raise capital through equity and debt issuances into the market. Additionally, any third-party financing arrangements Millrose enters into may not cause its debt to equity ratio to exceed the Debt to Equity Ratio Limit of 1:1, unless Millrose obtains the prior approval of Lennar.

Secured Financing Collateral Consent Right

In addition to the Credit Agreements, from time to time, Millrose may enter into various “secured financing arrangements,” which may include but are not limited to secured or collateralized loans, or any other transactions where assets may be pledged or used as collateral to secure the financing instrument, whether or not the security interest is perfected. In such cases, Millrose may use the land assets it holds through its subsidiaries in its real estate portfolio or the proceeds from customers’ exercises of purchase options relating to the land assets in Millrose’s real estate portfolio as collateral to secure the financing. While Millrose may, at its discretion, enter into any secured financing arrangements it so chooses (subject to the Debt to Equity Ratio Limit), Millrose is prohibited from granting or selling any security interest whereby the assets pledged pursuant to such security interest include Lennar Assets and Homesites of Other Customers (i.e., mixing the assets into one collateral pool) without Lennar’s prior written consent.

Dividends

On April 15, 2025, the Company paid a dividend of $0.38 per share to holders of record of Millrose Class A Common Stock and Millrose Class B Common Stock as of the close of business on April 4, 2025, as declared by the Board on March 17, 2025. On July 15, 2025, the Company paid a dividend of $0.69 to holders of Millrose Class A Common Stock and Millrose Class B Common Stock as of the close of business on July 3, 2025, as declared by the Board on June 16, 2025. On September 22, 2025, the Company declared a dividend of $0.73 per share to holders of record of Millrose Class A Common Stock and Millrose Class B Common Stock of record as of the close of business October 3, 2025. This dividend was paid on October 15, 2025. We intend to make regular dividend payments of at least 90% of our REIT taxable income to holders of our common stock out of assets legally available for this purpose. While we do not plan to do so, under currently applicable IRS guidance, approximately 80% of these dividends may be paid in the form of stock dividends, rather than in cash. Dividends will be authorized by our Board and declared by us based on a number of factors including actual results of operations, dividend restrictions under Maryland law or applicable debt covenants, our liquidity and financial condition, our taxable income, the annual distribution requirements under the REIT Requirements, our operating expenses and any other factors our Board deems relevant. Subject to certain exceptions, distributions received from us will not be qualified dividends and will therefore be taxed at ordinary income rates to the extent of our current or accumulated earnings and profits.

Effects of Inflation and Seasonality

Inflation

The real estate market has not been affected significantly by inflation in the past several years due to increases in rents nationwide. Inflation may affect the overall cost of debt, as the implied cost of capital increases. The Board of Governors of the Federal Reserve System, in response to or in anticipation of continued inflation concerns, could continue to raise interest rates. We intend to mitigate these risks through long-term fixed interest rate loans and interest rate derivatives.

Seasonality

The residential housing market goes through cyclical periods of market upturns and downturns, frequently corresponding to changes in interest rates and other related conditions. While in some cases, the HOPP’R we provide (including the initial HOPP’R we provide to Lennar, and potentially to certain Lennar Related Ventures in the future) is intended to be the HOPP’R that will continue through periods of weak residential housing markets, in the future we may provide the HOPP’R with individually negotiated features (which may not be the same features as the HOPP’R) to Other Customers. Not every version of the HOPP’R we expect to provide in the future (particularly with Other Customers) will provide us with the same stability and reliability when the residential housing market goes through a period of market depression. Our business, financial condition and results of operations may be significantly impacted by any such HOPP’R arrangements we may enter into in the future.

Promissory Notes

MPH Parent and other TRSs have issued to Millrose Promissory Notes that are secured by a pledge of all equity interests in the Property LLCs and unrecorded mortgages on certain of our real property assets. In the event that MPH Parent or another TRS of Millrose acquires additional land assets, the Promissory Notes may be further amended to reflect such acquisitions. Alternatively, MPH Parent or another TRS of Millrose may issue one or more additional promissory notes that are similar to the Promissory Notes.

Mortgages

In connection with the Promissory Notes, each of the Property LLCs delivered fully executed mortgages with respect to the Homesites that they own in favor of Millrose to secure the Promissory Notes. The Mortgages were not recorded initially, but each Property LLC is required to comply with Millrose’s request to amend the Mortgages so that they may be recorded if Millrose so requests.

The Homesites covered by the Mortgages will automatically be released from the applicable Mortgage upon (a) payment in full of the applicable Promissory Note or (b) the occurrence of a closing of such Homesite in accordance with the Master Option Agreement or the Other Agreements. Additionally, any new real property that the Property LLCs acquire while any portion of the Promissory Notes remains unpaid or unsatisfied shall automatically be subject to the lien of the Mortgages or of similar mortgages or deeds of trust.

Pledge and Security Agreements

In connection with the Promissory Notes, MPH Parent and certain other TRSs entered into the Pledge and Security Agreements with Millrose, pursuant to which such TRSs pledged a first priority perfected, continuing security interest in and lien on 100% of its membership interests in each Property LLC and in all proceeds thereof (for purposes of this section only, the “Pledged Collateral”) as collateral for Note Borrower’s performance of its obligations under the Promissory Notes and Mortgage. Except during the continuance of a Note event of default, Note Borrower will have the right to receive all distributions, interest and proceeds in respect of the Pledged Collateral.

In the event that a TRS of Millrose acquires additional land assets, the Pledge and Security Agreements may be further amended to reflect such acquisitions. Alternatively, MPH Parent or another TRS of Millrose may enter into one or more additional pledge and security agreements that are similar to the Pledge and Security Agreements.

REIT Tax Election and Income Taxes

We intend to elect to be taxed as a REIT under Sections 856 through 860 of the Code and expect to qualify as a REIT. To qualify as a REIT, we must meet a number of organizational and operational requirements, including a requirement that we distribute at least 90% of our “REIT taxable income,” as defined by the Code, to our stockholders. Taxable income from certain non-REIT qualifying activities is derived through our TRSs and is subject to applicable U.S. federal, state, and local income and franchise taxes. During the three and nine months ended September 30, 2025, we recorded consolidated income tax expense of $5.9 million and $15.0 million, respectively, which was attributable to our TRSs. We had no significant taxes associated with our TRS for the year ended December 31, 2024 or nine months ended September 30, 2024.

We believe we qualify for taxation as a REIT under the Code, and we intend to continue to be organized and to operate in a manner that will permit us to qualify as a REIT. To qualify as a REIT, we must meet certain organizational and operational requirements, including a requirement to distribute at least 90% of our annual REIT taxable income to stockholders. As a REIT, we will be subject to U.S. federal income tax on our undistributed REIT taxable income and net capital gain and to a 4% nondeductible excise tax on any amount by which distributions we pay with respect to any calendar year are less than the sum of (1) 85% of our ordinary income, (2) 95% of our capital gain net income and (3) 100% of our undistributed income from prior years. In addition, our TRSs are fully subject to applicable U.S., federal, state, and local income and franchise taxes.

If we fail to qualify as a REIT in any taxable year, we will be subject to U.S. federal income tax on our taxable income at regular corporate income tax rates, and dividends paid to our stockholders would not be deductible by us in computing taxable income. Any resulting corporate liability could be substantial and could materially and adversely affect our net income and net cash available for distribution to stockholders. Unless we were entitled to relief under certain Code provisions, we also would be disqualified from re-electing to be taxed as a REIT for the four taxable years following the year in which we failed to qualify to be taxed as a REIT.

We evaluate the tax positions taken or expected to be taken in the course of preparing our tax returns to determine whether the tax positions are “more-likely-than-not” (greater than 50 percent probability) of being sustained by the applicable tax authority. Tax positions not deemed to meet the “more-likely-than-not” threshold would be recorded as a tax benefit or expense in the current year. Our management is required to analyze all open tax years, as defined by the applicable statute of limitations, for all major jurisdictions, which include federal and certain states. We have no examinations in progress and none are expected at this time. We evaluate our tax positions using a two-step process. First, we determine whether a tax position is more likely than not to be sustained upon examination, including resolution of any related appeals or litigation processes, based on the technical merits of the position. Second, we determine the amount of benefit to recognize and record the amount that is more likely than not to be realized upon ultimate settlement. We had no material unrecognized tax benefit or expense, accrued interest or penalties as of December 31, 2024 or September 30, 2025. Our TRSs are subject to U.S. federal income tax as well as income tax of various state and local jurisdictions. When applicable, we recognize interest and/or penalties related to uncertain tax positions on our combined statements of operations and comprehensive income (loss).

Off-Balance Sheet Arrangements

We do not have any off-balance sheet arrangements that have or are reasonably likely to have a current or future effect on our financial condition, changes in financial condition, revenues or expenses, results of operations, liquidity, capital expenditures or capital resources.

Critical Accounting Policies and Estimates

We prepare our financial statements in accordance with GAAP which requires management to make estimates and assumptions that affect our reported amounts of assets and liabilities, including our contingent liabilities, as of the dates of the financial statements and the reported amounts of revenue and expenses during the reporting periods. Our actual results may differ from these estimates. Our critical accounting policies are those that require significant judgments, assumptions and estimates by management about matters that are inherently uncertain and because they are important for understanding and evaluating our financial results. We consider an accounting judgment, estimate or assumption to be critical when (1) the estimate or assumption is complex in nature or requires a high degree of judgment and (2) the use of different judgments, estimates and assumptions could have a material impact on our financial statements.

Our accounting policies have been established to conform with GAAP. The preparation of the financial statements in accordance with GAAP requires management to use judgments in the application of such policies. These judgments will affect our reported amounts of assets and liabilities and our disclosure of contingent assets and liabilities at the dates of the financial statements and the reported amounts of revenue and expenses during the reporting periods. With different estimates or assumptions, materially different amounts could be reported in our financial statements. Listed below are the significant accounting policies and estimates that we believe are critical and require the use of significant judgment in their application. Our accounting policies are more fully described in Note 2. Basis of Presentation and Significant Accounting Policies of the notes to the condensed consolidated financial statements included elsewhere in this prospectus.

Revenue Recognition

The Company recognizes revenue on monthly option payments from customers in accordance with ASC 606, Revenue from Contracts with Customers, using the five-step model:

1.	Identify the contract with a customer.

2.	Identify the performance obligations in the contract.

3.	Determine the transaction price.

4.	Allocate the transaction price to the performance obligations.

5.	Recognize revenue when the performance obligation is satisfied.

Revenues from option contracts with our customers are recorded on a monthly basis, over time, for the period that the performance obligation to provide the exclusive purchase option is satisfied. Option fees are billed by the Company monthly and are due from customers in the following month. Cash payments received for option deposits are recorded as a liability and are applied to the total takedown price paid by the customer. If customers do not exercise their purchase options, the deposits are forfeited and the Company records the deposits as income. Payments received when customers exercise their purchase options and acquire Homesites from the Company are recorded as a reduction of the Homesite inventory carrying value on the balance sheet as of the date of the sale.

The Company also derives income from interest earned on the outstanding loan balance of development loans secured by residential property. The Company recognizes development loan income in accordance with ASC 310, Receivables. The Company records the revenue on a monthly basis as the interest is earned. All interest earned is paid-in-kind.

Inventory

The Company accounts for Homesite inventory in accordance with ASC 360, Property, Plant, and Equipment. The Company’s Homesite inventory is stated at cost and is monitored for indicators of impairment. The Company reviews for indicators of impairment when events or changes in circumstances indicate that the carrying value may not be recoverable. If any such indicators are identified, the inventory is written down to fair value. The cost of inventory includes land acquisition costs, land development costs, and other costs directly attributable to Homesite development. When inventory is sold to customers through option contracts with predetermined costs and takedown schedules, the book value of the inventory is removed from the balance sheet.

The Company classifies the outstanding loan balance of development loans as development loan receivables, in accordance with ASC 310, Receivables. The associated interest earned on development loans is structured as paid-in-kind interest and is also recorded as development loan receivables. The development costs are recorded at the cost to acquire the principal portion less principal payments. The Company reviews its development loan receivables for impairment in accordance with ASC 326, Financial Instruments—Credit Losses.

Accounting for Spin-Off from Lennar

The Company assessed the Spin-Off as a nonreciprocal transfer of assets from Lennar to its stockholders and accounted for it under ASC 845 Nonmonetary Transactions. The Company further assessed the assets transferred from Lennar as meeting the definition of a business under ASC 805 Business Combinations and recorded the assets acquired and liabilities assumed based on the carrying value of these items as they were reflected on Lennar’s books and records as of the closing of the transaction.

Accounting for Acquisition of Rausch Land Assets

The Company assessed the acquired land assets as not meeting the definition of a business under ASC 805 Business Combinations and accounted for the transaction as an asset acquisition. Under ASC 805 Business Combinations, the cost of acquisition is allocated to the assets acquired on a relative fair value basis and no goodwill is recognized.

New Home Company Transaction

The Company assessed the acquired land assets as not meeting the definition of a business under ASC 805 Business Combinations and accounted for the transaction as an asset acquisition. Under ASC 805 Business Combinations, the cost of acquisition is allocated to the assets acquired on a relative fair value basis and no goodwill is recognized.

Recent Accounting Standards

For discussion of recently issued accounting standards, see Note 2. Basis of Presentation and Significant Accounting Policies to our unaudited condensed consolidated financial statements included elsewhere in this prospectus.

Quantitative and Qualitative Disclosures about Market Risks

Millrose is exposed to a number of market risks in the ordinary course of business. Market risk includes risks that arise from changes in interest rates and other market changes that affect our debt obligations and market sensitive investments.

In pursuing Millrose’s business and investment objectives, one of the primary risks in which we are exposed is interest rate risk. Interest rate changes may affect (i) the market for new homes, and therefore the likelihood that Purchase Options will be exercised, (ii) debt obligations of the Revolving Credit Facility, and (iii) the ability to obtain other long-term debt used to maintain liquidity, fund capital expenditures and expand our investment portfolio and operations. Market fluctuations in real estate financing may affect the availability and cost of funds needed to expand our investment portfolio. In addition, restrictions upon the availability of real estate financing or high interest rates for real estate loans could adversely affect our ability to dispose of real estate in the future. We seek to limit the impact of interest rate changes on earnings and cash flows and to lower our overall borrowing costs. In the future, we may use derivative financial instruments to hedge exposures to changes in interest rates on loans secured by our assets and on the value of the land we own.

Outstanding borrowings under the Revolving Credit Agreement bear interest at a per annum rate set forth in the applicable pricing schedule based on the current level of the Company’s leverage ratio as described further under “Description of Certain Indebtedness of Millrose.” As of September 30, 2025, there was $0 outstanding under the Revolving Credit Agreement.

Borrowings under our Revolving Credit Facility bear interest at the “Adjusted Term SOFR Rate” (as defined in the Revolving Credit Agreement), plus an applicable per annum spread rate of 2.00%-2.50% based on the Leverage Ratio (as defined in the Revolving Credit Agreement). All outstanding principal is due and payable upon termination of the Revolving Credit Facility. Variable changes in interest rates related to the Adjusted Term SOFR Rate are generally not expected to affect the fair value of outstanding borrowings on our Revolving Credit Facility but do affect our earnings and cash flows.

As of September 30, 2025, we had $2.0 billion aggregate principal amount of Senior Notes outstanding.

Fixed rate debt related to our 2030 Notes and 2032 Notes bear interest of 6.375% and 6.250%, respectively. Changes in interest rates generally affect the fair value of the debt instrument, but not our earnings or cash flows. Outstanding debt for Senior Notes, net of issuance costs, was approximately $2 billion as of September 30, 2025.

We do not currently engage in hedging, but if we acquire derivatives to hedge our exposure, we will also be exposed to market risk. Market risk is the adverse effect on the value of a financial instrument that results from a change in interest rates. The market risk associated with interest-rate contracts is managed by establishing and monitoring parameters that limit the types and degree of market risk that may be undertaken. With regard to variable rate financing, the Manager will assess our interest rate cash flow risk by continually identifying and monitoring changes in interest rate exposures that may adversely impact expected future cash flows and by evaluating hedging opportunities. The

Manager will maintain risk management control systems to monitor interest rate cash flow risk attributable to both our outstanding and forecasted debt obligations as well as our potential offsetting hedge positions. While our hedging strategy will be designed to minimize the impact on our net income and funds from operations from changes in interest rates, they may reduce the overall returns on our investments. Our Board has not yet established policies and procedures regarding our use of derivative financial instruments for hedging or other purposes.

Legal Proceedings

Millrose is not currently a party to any legal proceedings that we believe would reasonably be expected to have a material adverse effect on our business, financial condition or results of operations.

BUSINESS OF MILLROSE

Unless the context otherwise requires, all references to the “Company,” “Millrose,” “we,” “us” and “our” in this section refer to Millrose Properties, Inc, and its subsidiaries.

Company Overview

Millrose Properties, Inc. is a corporation incorporated under the laws of the State of Maryland on March 19, 2024 in connection with the Spin-Off from Lennar Corporation to create an independent, publicly traded company. The Spin-Off was completed on February 7, 2025 and as a result, we became an independent, publicly traded company listed on the New York Stock Exchange under the symbol “MRP”. In connection with the Spin-Off, we entered into a management agreement with the Manager to manage our day-to-day operations, subject to the supervision of our Board.

We intend to elect to be treated as a REIT for U.S. federal income tax purposes beginning with our taxable year ending December 31, 2025. Millrose Properties, Inc. is a holding company whose operations are conducted primarily through MPH Parent, a Delaware limited liability company and a wholly owned operating subsidiary of Millrose, and other subsidiaries, including Millrose Holdings, a Delaware limited liability company and a wholly owned operating subsidiary of MPH Parent. Millrose and MPH Parent made a joint election to treat MPH Parent as a TRS of Millrose. Accordingly, MPH Parent will be subject to full entity-level taxation in connection with its business operations. Similarly, we expect that our other TRSs and any other TRSs that we may form or acquire in the future will be taxable business entities.

Manager Overview

We are externally managed by KL, an affiliate of Kennedy Lewis, an institutional alternative investment firm with assets under management in excess of $32.6 billion, including Millrose, as of September 30, 2025. Kennedy Lewis was founded in 2017 and is headquartered in New York City, with additional offices in Miami, Florida and Geneva, Switzerland, as well as an asset servicing arm with offices in Scottsdale, Arizona and Philadelphia, Pennsylvania.

We believe the capabilities of Kennedy Lewis, including its vertically integrated servicing and asset management support division, serve to mitigate risk and add value to our investments. Kennedy Lewis’ in-house Land Banking servicer includes professionals with prior experience working at home builders, including Lennar, Hovnanian Enterprises, Inc., Beazer Homes USA Inc., Toll Brothers, Inc., and Woodbridge Builders Corp., as well as Land Banking platforms at DW Partners, LP and Blackstone Credit, the credit investment arm of The Blackstone Group. This dedicated team provides various value-add asset management services, including:

•	Asset monitoring: monitor pace of horizontal development and community sales; provide ongoing market and project risk assessment, including home sale pricing and pace of sales; regular site visits.

•	Servicing: disbursements of capital for horizontal development, sales of Homesites to home builders and collection of monthly option payments.

•

Due diligence and transaction support for Kennedy Lewis’ investment team: gather due diligence documents, coordinate closing documents, compile third-party research for analysis, and populate standard templates that drive financial models.

Kennedy Lewis Partnership is a Competitive Advantage

(1)	Number of unique limited partners.
(2)	Personnel of Kennedy Lewis’s in-house Land Banking servicer are based in Scottsdale, Arizona and Philadelphia, Pennsylvania.
(3)

Assets Under Management is based on most recent documented/approved calculations for clients of investment managers affiliated with Kennedy Lewis Investment Management LLC. Assets Under Management of private funds included funded and unfunded commitments. Assets Under Management represents gross assets as of September 30, 2025.

(4)	Number of professionals includes professionals at Kennedy Lewis and its affiliates.

Our Business

We provide an operational and capital solution for home builders and land development companies to finance the acquisition and development of land assets through our HOPP’R. The HOPP’R is a comprehensive suite of systems and procedures to operate and manage the acquisition, financing and development of land assets on a large scale. The land development activities financed by us include the installation of all necessary infrastructure required to build homes, including drainage, sewage, water lines, roads, sidewalks, utility lines, grading, landscaping and, in certain cases, the construction of recreational facilities, common area elements and other amenities. This land development activity is referred to as “horizontal development.”

For our services, we collect monthly option fees based on a percentage of the total amount of capital that we have funded, subject to executed purchase option agreements, at the end of each period. Once a purchase option is exercised, the home builder acquires the Homesite from us based on a pre-negotiated price equal to the sum of (i) the total land acquisition cost and (ii) the predetermined budget that Millrose would finance in connection with the Horizontal Development of the property. As fully developed Homesites are taken down by a home builder, our net proceeds are then recycled into either (i) future land acquisitions for home builders, subject to new option and development agreements, or (ii) capital funding for horizontal development on our existing Homesites.

Our business model is intended to accelerate home builders’ land-light strategies by providing unique access to uninterrupted capital through the continuous deployment and redeployment of takedown proceeds. Unlike private-market, traditional land bank solutions, we expect to have access to capital to fund land acquisition and horizontal development for our customers on a consistent basis, as opposed to returning takedown proceeds to our stakeholders. The goal of the HOPP’R is to provide a system for us to acquire properties on behalf of our customers, to sell properties back to our customers pursuant to option agreements as finished Homesites that are ready for home construction, and to use the proceeds from such transactions to finance new acquisitions and development of properties. We believe this reoccurring process provides us with the ability to generate cash that will then be recycled back into future properties, even during periods of market downturn or periods of depressed market conditions.

While we are continuously receiving and redeploying capital through the HOPP’R, we are earning current income in the form of monthly option payments from our customers, generating yield for stockholders and maintaining financial resilience.

Our HOPP’R Model is Designed to Efficiently Recycle Capital

Land Identified

- Land selected and vetted by homebuilder
- Millrose independent diligence

Land Purchased

- Millrose purchases land
- Homebuilder pays deposit and monthly option fee

Homesite Developed

- Millrose funds homebuilder land development into finished homesite

Homesite Delivered

- Homebuilder purchases homesites from Millrose

Proceeds Recycled

- Millrose recycles cash proceeds to fund acquisitions and land development

Illustrative Millrose Transaction

Millrose purchases land
Timeline
Homesite development
Homesite delivery
Millrose redeploys capital into new projects
Invested Capital
Millrose funds land development
Millrose receives takedown proceeds
Takedown proceeds = land purchase + development investment[1]
Income
Millrose receives recurring option payment on Invested Capital balance
Option payment charged on capital balance in each month

(1)	Land purchase net of deposit funded by builder.

Relationship with Lennar

Lennar is our largest customer, initially contributing $5.5 billion in land assets, net of deposits, and $1.0 billion in cash at the Spin-Off.

Our ability to utilize the HOPP’R is a result of Lennar’s initial contributions of assets on an unlevered basis. This contribution provided us with the ability to utilize Option Deposits and scheduled takedown proceeds to finance future acquisitions and horizontal development without having to repay the value of the initial contribution. This cycle is expected to repeat, allowing us a steady flow of capital, assuming the home builders’ continued and timely exercise of the purchase options on the timelines set forth for each project and continued payments of Option Deposits. If home builders terminate the option agreements, we expect to receive a termination fee in addition to the nonrefundable deposit. Furthermore, Lennar’s initial contribution provided us the ability to raise debt capital to attract new home builder customers and execute similar land bank arrangements.

Additionally, all of Lennar’s assets with us are subject to pooling arrangements to create cross- termination. The pooling of communities, as required by the Lennar Agreements, is intended to allow us to use multiple properties as collateral for option contracts, thereby spreading the risk across various assets. In the event that one community underperforms or faces difficulties, Lennar would risk losing access to the other communities in the same pool if they tried to walk away from the underperforming community in that pool. Assets acquired for Other Customers are similarly pooled and Future Property Assets will be pooled using the same process and principles as those used to pool Lennar’s initial assets.

During the three months ended September 30, 2025, we funded $858 million for land acquisition and development and received $797 million in net takedown proceeds under the Master Program Agreement at a weighted average yield of 8.5%.

Other Customers

Since the Spin-Off, we have started to provide the HOPP’R to other customers to diversify our customer base and execute our growth strategy. We believe that we offer an attractive solution to home builders seeking to pursue land-light strategies versus traditional private Land Banking solutions, including (i) partnership with Millrose, a public company, (ii) competitive terms from our relatively lower cost of capital, (iii) greater certainty of available capital through HOPP’R, and (iv) an institutional manager in KL with significant industry experience.

We have and will continue to identify, evaluate and enter into HOPP’R agreements with new customers as part of our efforts to expand and diversify our customer base. We expect that the option contract arrangements with potential future customers will be similar to our arrangements with Lennar.

During the three months ended September 30, 2025, funding for Other Agreements was $770 million, and we received $86 million in net takedown proceeds for Other Agreements at a weighted average yield of 11.3%.

Portfolio Overview

As of September 30, 2025, our Homesite assets consisted of 876 properties (also known as communities) in 30 states across the United States, totaling approximately 138,691 Homesites, with an approximate aggregate value of $8.4 billion of Homesite inventory. Of the Homesites owned as of September 30, 2025, we expect total Takedown Prices of all Homesites to be approximately $15.3 billion, and the total estimated development costs of Homesites to be approximately $6.6 billion. The below table shows the location, number of properties, number of underlying Homesites and expected total takedown prices of our properties across the U.S.

State Location	Number of Properties	Number of Underlying Homesites (1)	Total Takedown Prices
Alabama	42	5,309	$362,480,094
Arizona	35	4,607	530,323,243
Arkansas	49	4,879	352,343,970
California	60	12,646	3,016,664,267
Colorado	21	3,028	417,633,778
Delaware	8	1,136	189,999,571
Florida (2)	134	19,456	1,893,826,397
Georgia	32	3,297	368,900,331
Idaho	8	430	64,533,133
Illinois	14	1,290	139,554,290
Indiana	10	1,396	125,084,294
Kansas	6	835	66,122,536
Maryland	9	4,431	553,533,492
Minnesota	37	1,551	169,645,552
Missouri	3	440	34,239,425
Nevada	17	1,339	265,918,203
New York	1	460	97,136,363
New Jersey	3	467	80,835,845

State Location	Number of Properties	Number of Underlying Homesites (1)	Total Takedown Prices
North Carolina	41	4,890	740,047,278
Oklahoma	53	10,797	709,035,424
Oregon	15	725	85,337,929
Pennsylvania	1	26	2,622,968
South Carolina	45	9,917	1,082,845,932
Tennessee	17	1,942	270,322,604
Texas	178	36,939	2,813,864,035
Utah	4	1,413	171,654,171
Virginia	13	2,772	366,894,262
Washington	12	1,523	293,213,100
Wisconsin	2	43	2,204,073
West Virginia	6	707	60,808,019

Total (3)	876	138,691	$15,327,624,576

(1)	Or prospective Homesites if fully entitled, as applicable.
(2)	Excludes properties, Homesites, and Takedown Prices for investments associated with development loans.
(3)	Totals may not foot due to rounding.

Our Competitive Strengths

Capital solution for home builders of all sizes

We envision a transformation in the landscape of Land Banking, pioneering a self-funding capital vehicle focused on addressing key challenges prevalent in the Land Banking industry. Prior iterations of Land Banking were often associated with high cost of capital and a fragmented capital pool funded by private capital, which can be particularly unreliable in more volatile market environments.

In contrast, we believe we herald a new era in financing the acquisition and development of land by providing a permanent capital source, lower cost of capital than traditional alternatives, seamless execution with clear buy-box and due diligence template, and scale that are attractive to many home builders and developers that seek off-balance sheet solutions.

Significant scale and geographic diversification

As of September 30, 2025, we have total land assets of approximately $8.4 billion comprised of 138,691 Homesites in 876 communities across 30 states and four geographic regions. We believe each of these four regions to be strong markets with positive demographics and growth potential.

Vast and Geographically Diverse Initial Portfolio

Millrose's geographic footprint is spread throughout the United States in locations with strong demographics and growth potential

GEOGRAPHIC FOOTPRINT BY REGION

19 %
38 %
138,691
Homesites
24 %
19 %
West
South
Central
East

TOP 10 STATES BY ESTIMATED TAKEDOWN PROCEEDS (AS OF SEPTEMBER 30, 2025)

	State	Homesites	Takedown Proceeds ($B)	% of Total Proceeds
1	California	12,646	$ 3.0	19.7 %
2	Texas	36,939	2.8	18.4
3	Florida	19,456	1.9	12.4
4	South Carolina	9,917	1.1	7.1
5	North Carolina	4,890	0.7	4.8
6	Oklahoma	10,797	0.7	4.6
7	Maryland	4,431	0.6	3.6
8	Arizona	4,607	0.5	3.5
9	Colorado	3,028	0.4	2.7
10	Georgia	3,297	0.4	2.4
Top 10 Subtotal		**110,008**	**$ 12.1**	**79.1 %**
	Remaining	28,683	3.2	20.9 %
Total		**138,691**	**$ 15.3**	**100.0 %**

Note: Geographic portfolio information presented as of September 30, 2025

Carefully structured to be resilient to volatility

We are focused on mitigating risks inherent to Land Banking, such as duration risk, development cost risk, and development schedule risk, by following the operating principles below:

•

In most cases, assets to be acquired are to consist of properties for which all discretionary approvals and entitlements to allow horizontal development to begin soon after the acquisition of the land have already been obtained.

•	Assets to be acquired are to be subject to a non-refundable deposit as consideration for the grant of the purchase option.

•	Construction agreements are to contain provisions that are designed to ensure cost overruns on any horizontal development will be guaranteed by the home builder.

•	We expect to receive predictable, recurring option payments in order for the home builders to maintain the purchase options to buy back the contracted assets.

•	In some cases, assets may be subject to pooling arrangements to create cross-termination.

Multipronged investment strategy to drive predictable cash flow growth and organic increase in margin

In addition to our ongoing relationship with Lennar, we are strategically expanding our customer base to other home builders. We expect other customers to pay higher option rates than Lennar pays under the Master Program Agreement, thereby increasing our weighted average yield on invested capital. For comparison, during the three months ended September 30, 2025, we have funded $858 million for land acquisition and development and received $797 million in net takedown proceeds under the Master Program Agreement at a weighted average yield of 8.5%. Funding for Other Agreements during this period was $770 million and we received $86 million in net takedown proceeds at a weighted average yield of 11.3%. On a total portfolio basis, the weighted average yield was 9.1% as of September 30, 2025.

Since the Spin-Off, we also completed two larger transactions as a strategic partner in home builder mergers and acquisitions, including our acquisition of $1.2 billion of land assets consisting of 25,000 Homesites in connection with Lennar’s acquisition of Rausch Coleman Homes on February 10, 2025, and our acquisition of $523 million in land assets, as part of the $700 million Land Banking capital commitment, in connection with New Home Company’s acquisition of Landsea on June 25, 2025. These two transactions demonstrated our unique position in the homebuilding industry, as well as our ability to originate deals on a larger scale.

Conservative leverage profile, financial policy, supported by ample liquidity

As of September 30, 2025, we are capitalized with $2.0 billion of debt, consisting of $2.0 billion of our Senior Notes, on $9.0 billion of total assets, which translates into a debt to total assets ratio of 22.2%. As of September 30, 2025, we have ample liquidity of $1.6 billion, including $1.3 billion of Revolving Credit Facility capacity and $243 million of cash.

We are committed to a conservative maximum leverage target of 33% debt to capitalization. Debt to equity over the Debt to Equity Limit requires Lennar’s approval per the Lennar Agreements.

Land Banking Reimagined

Reimagining Land Banking as an Asset Class

Millrose envisions a transformation in the landscape of Land Banking, pioneering a recycled capital vehicle tailored for its income-generating real estate asset class, while aiming to address key challenges prevalent in the Land Banking industry. The HOPP’R is a new type of land acquisition and Horizontal Development financing model that strives to address all of the concerns of traditional Land Banking—excessive risk, lack of readily available, sufficient capital and heavily negotiated, bespoke agreements.

In prior iterations of Land Banking, the investment opportunity remained largely exclusive to private equity and institutional investors. Typically, these ventures financed longer-duration, riskier land assets, fraught with inherent market risks and the looming threat of cost overruns, which could severely impact land bank returns and viability. Moreover, such models were often associated with undercapitalized, risky home builders, and were seen more as a risk mitigation strategy rather than a robust source of capital to the home builder. The land bank’s fragmented capital pool further exacerbated the model’s challenges, particularly evident in more volatile market environments.

In contrast, we believe Millrose heralds a new era in financing the acquisition and development of land. As the first pure-play publicly traded vehicle offering large-scale recycled capital financing of land acquisition and Horizontal Development using the HOPP’R, which reimagines Land Banking investment opportunities as an asset class, it allows investors (not just private equity funds) to participate in this asset class. Focused on geographically diversified, fully entitled, shorter-duration assets, the HOPP’R aims to effectively mitigate market risks. The Master Option Agreement with Lennar features (and option agreements that may be entered into with Lennar Related Ventures and Other Customers may feature) upfront deposits, potential termination fees, guaranteed Horizontal Development costs and defined takedown schedules, increasing the potential for consistent profits and returns for stockholders. The HOPP’R also incorporates mechanisms such as cross-termination of assets within a pool under the Multiparty Cross Agreement, disincentivizing Lennar from terminating option agreements prematurely. Similar agreements may be entered into with Lennar Related Ventures and Other Customers in the future. The Master Construction Agreement, and similar agreements that may be entered into with Lennar Related Ventures and Other Customers, shift the risk of cost overruns to the home builder, enhancing Millrose’s overall stability.

As a recycled capital vehicle designed to navigate various market environments, the HOPP’R is intended to be resilient and dependable, poised to redefine the dynamics of Land Banking as an asset class. Functioning as a critical source of capital for Lennar, we believe Millrose will facilitate Lennar’s (and possibly other home builders’) endeavors to maintain and expand its land light strategy.

Subject to the Manager Diligence Obligations, Millrose is required to provide the HOPP’R for the Future Property Assets of Lennar that meet the requirements of the Operating Principles. This streamlined process is intended to free Lennar to potentially find more land transactions knowing that Millrose is available to finance these transactions. Furthermore, we believe Millrose is equipped to finance land acquisition and Horizontal Development for Lennar in all areas where Lennar operates. By offering Lennar this scale and reliability, Millrose seeks to help Lennar acquire additional properties while accelerating its land light strategy.

Risk Mitigation

Millrose was created with a core focus on mitigating risks inherent to Land Banking, underpinned by its robust Operating Principles, designed to safeguard investor interests, allowing Millrose to provide the HOPP’R to Lennar and certain Lennar Related Ventures. The Operating Principles provide various risk mitigation features.

With the duration of assets potentially constraining a land bank’s capacity to fund its Land Banking portfolio effectively, the HOPP’R adopts a proactive approach to portfolio construction, meticulously aligning cash inflows and outflows in an attempt to mitigate duration risk and support sustained financial stability. Additionally, Millrose seeks to address the possibility of entitlement delays, stemming from government approvals, by structuring deals Millrose believes have minimal approval risk, bolstered by stringent underwriting criteria and comprehensive due diligence processes.

Development cost risk poses another significant concern to land banks, with the specter of cost overruns threatening to disrupt budgeted expenses. Millrose will mitigate such risk by making home builders responsible for all cost overruns, thereby protecting itself from cash flow vulnerabilities. Regarding termination risk, wherein a home builder may prematurely terminate option contracts, Millrose implements measures to disincentivize such actions by Lennar and potentially Lennar Related Ventures and Other Customers in the future, imposing forfeiture of deposits and termination fees, while obligating the home builder to complete the Homesites’ development. Additionally, pooling communities allows Millrose to use multiple properties as collateral for option contracts so that premature termination of one option contract results in the home builder losing access to the other communities in the same pool.

Development schedule risk presents yet another challenge for traditional Land Banking, with projects potentially missing development timelines and delaying monetization. In an effort to mitigate this, under the Lennar Agreements (and any similar agreements with Lennar Related Ventures and Other Customers), Millrose receives current income in the form of Monthly Option Payments and continues to receive Monthly Option Payments in the event of project delays, with the goal of generating yield for stockholders and maintaining financial resilience. Furthermore, to mitigate the risk of capital constraints and financing challenges potentially impeding a home builder’s ability to comply with takedowns, Millrose seeks to offer the HOPP’R to well-capitalized, high-quality home builders and land developers that will execute agreements similar to the Lennar Agreements, although there is no guarantee that such agreements will be finalized.

Purchase Option of Lennar with respect to the Lennar Assets

Pursuant to the Lennar Agreements, Lennar has the right but not the obligation to purchase Homesites from the Lennar Assets at predetermined respective Takedown Prices and on predetermined respective Takedown Schedules. In connection with the Spin-Off, Millrose Holdings (directly or through one or more Property LLCs) executed various Project Addenda, pursuant to which the Transferred Assets are subject to the Master Program Agreement and Master Option Agreement. Following the closing of the Supplemental Transferred Assets Transaction, Millrose Holdings executed various Project Addenda pursuant to which the Supplemental Transferred Assets are subject to the Master Program Agreement and Master Option Agreement. Once any Future Property Asset has been purchased in accordance with the Master Program Agreement, Millrose Holdings (directly or through one or more Property LLCs) will execute additional Project Addenda with respect to the Future Property Assets. The Master Option Agreement, as supplemented by each Project Addendum with respect to the respective properties, sets forth the terms and provisions relating to Lennar’s Purchase Option, including terms relating to Lennar’s Option Deposits, Monthly Option Payments, Takedown Schedules and Takedown Prices associated with each property comprising the Transferred Assets, the Supplemental Transferred Assets and any Future Property Assets, as applicable. Under the Master Program Agreement and Master Option Agreement, upon Lennar’s request, Millrose and Millrose Holdings (directly or through the applicable Property LLC) agree to reasonably amend any Project Addendum, including adjustments to the Takedown Schedule and Takedown Prices; provided, however, that Millrose and Millrose Holdings may withhold their consent to any proposed amendments which will have a material adverse effect on Millrose, Millrose Holdings or any Property LLC.

Lennar’s Purchase Option is issued in consideration for the Option Deposits with respect to the Transferred Assets, the Supplemental Transferred Assets and any Future Property Assets. The Option Deposits consist of an Initial Deposit and, if Millrose chooses, an Additional Deposit. The Initial Deposit was paid upfront upon execution of the Master Program Agreement and Master Option Agreement with respect to the Transferred Assets, was paid upon execution of the applicable Project Addendum with respect to the Supplemental Transferred Assets and will be paid upon execution of the applicable Project Addendum with respect to any Future Property Assets. The value of the Initial Deposit (i) was based on 5% of the total value of the Transferred Assets including future purchases and Horizontal Development costs, (ii) was based on 5% of the total value of the Supplemental Transferred Assets and Horizontal Development costs, and (iii) will be 5% of the sum of the projected total land acquisition and Horizontal Development costs for any Future Property Assets, as the case may be. The Additional Deposit may be paid at a later time as (i) a call option exercise by Millrose Holdings in the event our Manager, in its reasonable judgment, determines that Millrose Holdings requires such additional capital to fund its ongoing business operations in the ordinary course and/or (ii) a termination fee in the event Lennar terminates or forfeits its Purchase Option with respect to any properties. Regardless of whether the Additional Deposit is paid as a call option exercise, a termination fee or a combination of both, the value of the Additional Deposit will be cumulative and be up to 5% of the Takedown Price of the Homesites on a Property that are still subject to the Purchase Options that Lennar has outstanding. See “—Millrose’s Operational Agreements” for more information about the Option Deposits.

Separately, Millrose Holdings receives Monthly Option Payments equal to an 8.5% (per annum) fixed rate per annum of its total outstanding capital investment in land acquisition and Horizontal Development funding with respect to the Transferred Assets and the Supplemental Transferred Assets, calculated on a daily basis, and at a floating rate between 7.0% to 10.0%, as calculated in the manner set forth in the Master Option Agreement and described under “Agreements Between Lennar and Millrose and Other Related Party Transactions—Transactions with Lennar” that will once calculated for any Proposed Project, remain fixed for the duration of such Proposed Project with respect to any Future Property Assets, similar to a commercial bank receiving interest on its outstanding loan balances. These Monthly Option Payments are designed to provide Millrose with a recurring cash fixed income revenue base, supporting the goal of ensuring predictable cash distributions to stockholders. In certain circumstances, Lennar may request “pause periods” as contemplated in the Lennar Agreements, pursuant to which Lennar may lower its Monthly Option Payment fixed rate per annum as follows: (i) two pause periods for a period of up to six months for each pause period (during which time all takedowns and Work construction deadlines for all properties held for Lennar pursuant to the Lennar Agreements will also be extended), (ii) Lennar and Millrose may mutually agree to designate two additional pause periods of up to six months each for a total of up to two years, and (iii) pursuant to Lennar’s Pause Period Designation Right, Lennar will have the right to unilaterally decide to designate a Pause Period at any time in its sole discretion. See “Agreements Between Lennar and Millrose and Other Related Party Transactions—Transactions with Lennar” for more information and specific details about the calculation of the Monthly Option Payments and the terms of the “pause” feature.

Horizontal Development and Home Construction on the Lennar Assets

The Lennar Assets, under which Lennar is obligated to undertake Horizontal Development as part of its Work. Pursuant to the Lennar Agreements, Millrose, through Millrose Holdings and the Property LLCs, own or will own the Lennar Assets, while Lennar performs its Work, and then (assuming Lennar’s exercise of its Purchase Options) the finished Homesites will be purchased by Lennar. Under the Master Option Agreement, Lennar has the option, but not the obligation, to undertake home construction on the Lennar Assets. Millrose Holdings intends to use a portion of the payments received by Millrose Holdings pursuant to the Lennar Agreements to finance Lennar’s Work on the Lennar Assets over time, up to predetermined budgets for each Homesite project. Millrose Holdings may also use any capital secured through third-party financing to fund such construction payments. During a “pause period,” no construction payments will be due from Millrose Holdings to Lennar.

Lennar oversees and executes the Work and provides completion and cost guarantees in favor of Millrose Holdings to complete the Work. Millrose, through Millrose Holdings (or any Property LLCs), is solely responsible for financing the Work up to the predetermined budgets for each property as set forth in the relevant Project Addendum. If Lennar undertakes home construction on the Homesites, then the cost of all home construction will be borne by Lennar and not Millrose or Millrose Holdings (or any of the Property LLCs). Lennar is responsible for all Work and any home construction on the Lennar Assets and for all insurance to cover any issues relating to the Work and the construction of the homes. Neither Millrose nor any of its subsidiaries will be responsible for maintaining any insurance with respect to the Homesites or anything constructed on the Homesites, except for general liability insurance as described herein under “Properties—Operating Data on Real Estate Portfolio—Insurance.”

Exercise of the Option to Purchase the Finished Homesites

Once the land is developed and Homesites are finished, Lennar is expected to purchase these improved Homesites, or cause Millrose Holdings or any Property LLCs to transfer the Homesites directly to home buyers once home construction has been completed (in which case, Lennar will indemnify Millrose for any issues relating to such direct delivery to home buyers pursuant to the Lennar Agreements). As and when Homesites are purchased by Lennar (or transferred directly to home buyers, at Lennar’s request), Millrose Holdings will collect all pre-negotiated costs for land acquisition and Horizontal Development in the form of take-down payments as consideration for the purchase of finished Homesites. The Takedown Price associated with each property will be the sum of the acquisition price of the property that Millrose Holdings (or its subsidiaries) paid and the predetermined budget that Millrose Holdings would finance in connection with the Horizontal Development of the property. In the event Lennar terminates, forfeits or otherwise fails to exercise its Purchase Options, then in addition to paying any portion of the Additional Deposit (that is still unpaid) as a termination fee, Lennar will be subject to the cross-termination provisions of the Multiparty Cross Agreements. Pursuant to such provisions, in circumstances where Millrose Holdings chooses to exercise its cross-termination right, Lennar will also forfeit its Purchase Option with respect to any properties pooled with the property for which Lennar did not exercise its Purchase Option. In the event Lennar does not exercise its Purchase Option and instead agrees, at Millrose Holdings’ request, to complete home construction on the forfeited property for Millrose Holdings, then the cross-termination provisions will not apply with respect to such property, in accordance with the Lennar Agreements.

The following diagram illustrates the key steps in the HOPP’R process with regard to the Transferred Assets and the Supplemental Transferred Assets and to any Future Property Assets pursuant to the Lennar Agreements. As shown below, Millrose Holdings and its Property LLCs provides the HOPP’R to Lennar with regard to the Transferred Assets and the Supplemental Transferred Assets and any such Future Property Assets.

Land Purchase	Horizontal Development	Homesite Acquisition

•

Millrose Holdings, through its subsidiaries, holds title to the current Lennar Assets and will hold title to the future Lennar Assets. Lennar will perform the Lennar Services on each potential Future Property Assets that Millrose Holdings may acquire pursuant to the Lennar Agreements. Subject to the Manager Diligence Obligations, Millrose Holdings’ future purchases will be either directly with the landowner or from Lennar.

•

At each new Future Property Asset closing, Millrose Holdings will execute a Project Addendum with Lennar to develop the Future Property Asset into finished Homesites pursuant to the Master Construction Agreement. The Transferred Assets and the Supplemental Transferred Assets are already subject to the Master Construction Agreement.

•

Millrose Holdings grants Lennar Purchase Options to acquire all of the finished Homesites comprising the Future Property Assets at set prices and schedules set forth in the Project Addenda, which supplement the Master

•

Lennar undertakes and completes all Work on each Homesite comprising the Lennar Assets pursuant to the Master Construction Agreement and related Project Addenda.

•

Millrose Holdings pays for the costs of the Horizontal Development as set forth in the Project Addenda.

•

Lennar is responsible for any cost overruns in excess of the maximum development cost agreed at closing. Lennar is contractually obligated to complete Horizontal Development of land into finished Homesites.

•

At its election, Lennar may commence or complete home construction on the Homesites prior to purchase. Millrose Holdings will not be responsible for financing any portion of the home construction on the Homesites. Millrose Holdings also does not have the right to force Lennar to undertake or complete home construction on any Homesite.

•

For as long as Lennar maintains its Purchase Options with respect to

•

Lennar exercises its Purchase Option to acquire finished Homesites at the prices and timing detailed in the Master Option Agreement and related Project Addenda.

•

At Lennar’s request, Millrose Holdings may deliver the Homesites to home buyers directly and will be indemnified by Lennar.

•

Failure to acquire Homesites as agreed results in (1) forfeiture of the Initial Deposit portion of the Option Deposit, (2) loss of the right to acquire future Homesites, (3) payment by Lennar of the Additional Deposit portion of the Option Deposit (unless already paid to Millrose Holdings in connection with Millrose Holdings’ call option exercise), (4) Lennar being required to complete Work on the Homesites even if not selling homes and (5) loss of the right to buy other Homesites in the pool.

•

Terminations of any Purchase Option with respect to any property may impact the entire pool in which the property sits if Millrose Holdings

Land Purchase	Horizontal Development	Homesite Acquisition

Option Agreement. Such Purchase Options require Lennar to pay Millrose Holdings the Option Deposit, representing Lennar’s commitment to the project. The Transferred Assets and the Supplemental Transferred Assets are already subject to the Master Option Agreement.

•

The Transferred Assets, the Supplemental Transferred Assets and any Future Property Assets will be pooled pursuant to one or more Multiparty Cross Agreements.

	any Homesites, it will be responsible for maintaining insurance coverage with respect to all Work and home construction on the Homesites.	exercises its cross-termination rights, subject to the fee building exception.

The following diagram illustrates the life cycle of our finance model with respect to the Lennar Assets (except, with respect to the Transferred Assets, the initial land purchase descriptions do not apply as the Transferred Assets were transferred to Millrose Holdings and are held by the Property LLCs):

On an ongoing basis, Lennar Pays Millrose Holdings Monthly Option Payments
Millrose Holdings
Lennar
Option Deposit paid by Lennar to Millrose Holdings upon execution of the Master Program Agreement and Master Option Agreement (with respect to the Transferred Assets) or upon execution of the relevant Project Addendum (with respect to the Supplemental Transferred Assets and Future Property Assets)
Millrose Holdings pays the acquisition price and funds the development costs
Install homesite improvements
Lennar Purchase homesites and pays the Takedown Price to Millrose Holdings
1
2
3
4
5
6*
6*
7
Land is selected and vetted by Lennar.
Land is under contract for purchase.
Land is purchased.
Land is developed by Lennar.
Home is constructed
Home is sold ultimate homeowner. (*alternative A)
Homesite is sold to Lennar. (*alternative B)
Homeowner takes possession.

Illustrative Cash Flows

•

Option Deposit and Monthly Option Payments. Lennar pays Millrose Holdings the Initial Deposit portion of the Option Deposit as consideration for the grant of the Purchase Option, with the Additional Deposit portion of the Option Deposit to be paid later pursuant to the terms of the Master Option Agreement. Additionally, on an ongoing basis, Lennar pays Millrose Holdings a Monthly Option Payment, to maintain the Purchase Option.

•	Purchase by Millrose Holdings. Millrose Holdings pays the acquisition price for the Future Property Asset.

•

Development. Millrose Holdings funds the Horizontal Development of the land, up to the predetermined maximum budgets set forth in the respective Project Addenda, and Lennar uses such funds for completing the Horizontal Development. Lennar can complete home construction on the Homesites as well, at its option.

•	Purchase by Builder. Lennar purchases the improved Homesite from Millrose Holdings at the Takedown Price.

In addition to the Option Deposits and the Monthly Option Payments, Millrose Holdings receives the Takedown Price paid by Lennar when Lennar exercises its Purchase Option to acquire Homesites from Millrose Holdings. In the event of any default or termination, Millrose Holdings has the ability to sell to a third-party buyer the Homesites for which Lennar no longer has a purchase option. Pursuant to the Multiparty Cross Agreements that form a part of the Master Program Agreement, if Lennar allows its option to expire, Lennar forfeits the Option Deposits for the entire pool with regard to one of the pooled properties, then Millrose Holdings has the right, but not the obligation, to terminate the option on the other pooled assets. This helps protect Millrose Holdings against Lennar decisions not to purchase particular properties that have declined in value by enabling Millrose Holdings to sell to third parties, free of Lennar’s Purchase Options, other properties in the pool that may have increased in value. The price for which we can sell properties to third parties or sell homes we build may be significantly less than the amounts of our investments. In the event Millrose Holdings requests Lennar to complete home construction on any Homesite with respect to which Lennar has forfeited or terminated its Purchase Option and Lennar agrees, then the cross-termination provisions of the Multiparty Cross Agreements will not be applicable with respect to such Homesite.

Limitations with Respect to Our Arrangements with Lennar

Notwithstanding any of the above, there can be no assurance of how much Lennar will utilize the HOPP’R (if any), or on what timelines. While the Lennar Agreements do not have an expiration date, Lennar is under no obligation to commit to any future transactions with Millrose Holdings or give Millrose Holdings any new business at all (including any referrals of Lennar Related Ventures) under the Lennar Agreements. The Lennar Agreements provide Lennar with a Capital Priority Right and contemplate an ongoing business relationship between Millrose and Lennar, whereby Millrose would provide the HOPP’R to Lennar for any Future Property Assets that Millrose Holdings may acquire pursuant to the Lennar Agreements, but the Lennar Agreements do not include any exclusivity, rights of first refusal or first look or other priority rights for us with respect to any future business opportunities. This means that Lennar can decide not to offer us any additional business (beyond the Transferred Assets and the Supplemental Transferred Assets) for any reason at all, including, but not limited to, using traditional land banks or establishing another entity that will operate a HOPP’R, or if the business terms of the Lennar Agreements (individually or in the aggregate) are not as competitive as others in the market. Additionally, Lennar’s Land Banking arrangements with other providers could limit how many business opportunities we will be able to receive from Lennar with respect to Future Property Assets on a going-forward basis. Because Lennar’s subsidiary (or any future owner of the HOPP’R Rights) may license the HOPP’R Rights to other land banks and other external managers that manage land banks, our business could suffer, as we might no longer be the only publicly traded entity that will engage in large-scale recycled capital financing of land acquisition and Horizontal Development using the HOPP’R. In the future, other companies may develop their own versions of the HOPP’R, there can be no assurance that Millrose’s HOPP’R will be able to provide the same features that competitor companies providing the HOPP’R may have and at the same prices that competitor companies providing the HOPP’R may be able to offer. In turn, there can be no certainty as to whether our customers will remain with us if our future competitors that also provide the HOPP’R offer better services and/or better prices than we can. Furthermore, the Lennar Agreements require that Lennar Related Ventures and Other Customers may not pay a lower monthly option payment rate than the rate paid by Lennar unless Lennar is offered the same lower rate on a go-forward basis. Any change in the Applicable Rate would apply to all Purchase Options for Future Property Assets.

While Millrose’s largest customer is Lennar, Millrose has engaged and continues to engage with other home builders who have become or are interested in becoming new customers, but there is no guarantee that Millrose will continue to be successful in negotiating agreements with such additional customers and there is no guarantee that Millrose will be able to secure additional business arrangements with any home builders outside of Lennar in any given timeframe. Millrose expects that the arrangements with these other potential customers will be similar to its arrangements with Lennar (as described above), but there is no certainty that Millrose will be able to successfully negotiate for substantially all of the same terms it has in the Lennar Agreements, including with respect to pooling.

Limitations to the Growth of the HOPP’R

As discussed under “Agreements Between Lennar and Millrose and Other Related Party Transactions—Transactions with Lennar” Lennar’s Applicable Rate Adjustment Right allows Lennar to adjust its Applicable Rate for Proposed Projects initiated during the 180 day period after a HOPP’R or other arrangement is entered into for any rate lower than Lennar’s agreed upon between Millrose and any Lennar Related Ventures or Other Customers. This would also apply to any individually-negotiated HOPP’R agreements we enter into with Lennar Related Ventures or Other Customers for alternate, possibly non-self-financing recycled capital forms of the HOPP’R that do not require adherence to our Operating Principles. If Lennar pays a lower fee rate on Monthly Option Payments with respect to new deals going forward, our revenues will be negatively impacted, and we may incur significant costs as a result of the change.

As a consequence, we cannot guarantee that we will be able to identify or attract any additional Other Customers who will want to utilize the HOPP’R. Many of the competitors in this more “traditional” Land Banking space have significantly larger operations and resources, a much longer operating history and credibility and developed reputation, and an established market capitalization. We are a new company with a limited prior operating history or reputation and, even though KL manages our operations and has extensive experience in managing Land Banking entities, there can be no certainty as to how much credibility the market will ascribe to Millrose simply because KL is the Manager.

Lennar, as the original parent company of Millrose and the initial contributor of the Business Assets to Millrose, has certain Founder’s Rights. As such, Lennar, and in some cases the holders of Millrose Class B Common Stock, may influence certain corporate matters, which may deter potential Other Customers from doing business with Millrose. Other Customers will not have access to the same rights as Lennar and additionally, Other Customers may be concerned about the risk that Lennar and/or the holders of Millrose Class B Common Stock (the majority of which is held by the Miller Family) will have certain controls that would adversely impact their business with Millrose (especially if the Other Customers are competitors of Lennar). See “Agreements Between Lennar and Millrose and Other Related Party Transactions—Transactions with Lennar—Founder’s Rights Agreement.”

Millrose’s Operational Agreements

See “Agreements Between Lennar and Millrose and Other Related Party Transactions—Transactions with Lennar” of this prospectus for more information on the operational agreements and other arrangements between Lennar and Millrose and Millrose Holdings.

Millrose’s Revenue and Capital Sources

Traditionally, income associated with property REITs is generated through rental payments received from tenants occupying properties within their portfolio. The market segments in which they operate span a diverse array of traditional real estate sectors such as residential, commercial, retail, and industrial. These rental revenues form the cornerstone of a REIT’s income stream, often providing stability and predictability. Currently, Millrose, through MPH Parent and its other TRSs, expects to utilize a model that is similar to this consistent nature of rent payments for certain other REITs. However, rather than receive rents for possession of the underlying real estate, Millrose’s TRSs expect to receive payments on a consistent basis in the form of Monthly Option Payments. The Monthly Option Payments will be equal to a fixed rate per annum of its total outstanding capital investment in land acquisition and Horizontal Development funding, calculated on a daily basis. The payments received by MPH Parent, Millrose Holdings, the Property LLCs and Other Subsidiaries from the payment of Option Deposits and from the exercise of Purchase Options will be available to the Millrose Subsidiaries to finance acquisitions of additional Future Property Assets that can be improved and developed through the HOPP’R and purchased as finished Homesites by our customers on a “just in time” basis, while a portion may be used to repay the principal on the Promissory Notes. MPH Parent, Millrose Holdings, the Property LLCs and Other Subsidiaries (i) will distribute to Millrose net earnings generated from the Monthly Option Payments after payments for taxes and expenses (including the Management Fee) and (ii) will pay monthly interest payments on the Promissory Notes, and such amounts will then be available to be distributed by Millrose as dividends to Millrose’s stockholders. We believe these expected regularly scheduled payments should provide a predictable and stable source of income and stockholder distributions, assuming the expected performance by Lennar of its obligations under the Lennar Agreements.

Millrose’s Operating Guidelines

Allocation Policy

Other Customers brought to Millrose by KL, as our Manager, will be subject to the Allocation Policy (which is described further under “Agreements Between Lennar and Millrose and Other Related Party Transactions—Transactions with Lennar” and attached to the Management Agreement).

In any event, our Manager strives to ensure that Millrose and MPH Parent at all times maintain ample cash reserves for liquidity purposes, allowing for swift capital deployment or maneuvering in response to market fluctuations in furtherance of improving Millrose’s Real Estate Portfolio allocation by taking advantage of strategic market opportunities. Subject to any contractual obligations that may impact our Manager’s ability to do so, our Manager also aims to maintain continual monitoring and, to the extent feasible, adjustments of Millrose’s Real Estate Portfolio (in the context of Millrose providing the HOPP’R to Other Customers) with the goal of ensuring general alignment with Millrose’s business model, investment objectives and market conditions, and facilitating long-term growth and resilience in the face of changing economic landscapes.

Investment Guidelines

Our Manager intends to make acquisitions of Future Property Assets (although success is not guaranteed) under the following guidelines and conditions, which are set forth in the Management Agreement (in addition to any additional guidelines set forth in any HOPP’R agreements that are specific to each customer, such as the Program Criteria in the Lennar Agreements):

1.	Maintain geographic diversity so that no more than 40% of the total value of the Real Estate Portfolio is concentrated in a single state.

2.	Limit Future Property Assets with discretionary entitlements that create unnecessary risk to the projected Takedown Schedules.

3.	Ensure execution of construction agreement allocating responsibility to counterparty for completion of all sitework and guarantee of costs in excess of budget.

4.	Ensure execution of an option agreement on or prior to closing with a defined Takedown Schedule.

5.	Invest in Future Property Assets with a primary planned use as Homesites for single-family detached and/or attached homes.

6.

Invest in Future Property Assets that are free from liens and encumbrances or material transfer restrictions and without pending moratoriums on building or development on the property; provided, however, that the real estate assets may be subject to Community Development Districts (CDDs), Mello-Roos Community Facilities Districts (CFDs) (California), Municipal Utility Development Districts (MUDDs) (Texas), or other special-purpose districts or special taxing districts used to finance public improvements and infrastructure.

7.	Invest in Future Property Assets for which there is a satisfactory environmental site assessment dated no earlier than 180 days prior to the date of acquisition of such property.

8.	Invest in Future Property Assets that allow builder rights to such assets to be assignable.

9.	No investment will be made that would cause Millrose to fail to qualify as a REIT.

10.	No investment will be made that would cause Millrose to register as an investment company under the Investment Company Act.

11.

Subject to the terms of the Allocation Policy and the requirements for maintaining Millrose’s qualification as a REIT, the Manager may invest as it deems appropriate any proceeds of future offerings by Millrose and cash from operations and capital transactions in excess of the amount required for the purchase of Future Property Assets.

The Competitive Landscape

The Land Banking market is characterized by a competitive landscape shaped by various entities ranging from real estate developers to alternative investment asset managers. Key players such as Kennedy Lewis, Angelo, Gordon & Co. L.P. (now a subsidiary of TPG Inc.), DW Partners, LP and Brookfield Properties are some of the most significant competitors in the market, each offering unique structures tailored to meet the expanding needs of home builders and land developers. As competition intensifies, innovative approaches and strategic acquisitions become essential for companies to maintain their competitive edge in this dynamic market environment.

Millrose intends to operate in the residential housing finance space, which is generally occupied by residential mortgage REITs and other finance companies deriving revenue from interest income on financing mortgage or other finance arrangements. However, we believe Millrose’s intended focus specifically on the residential marketplaces is in a less competitive niche of the market, competing with a select number of private investment funds and asset managers providing Land Banking to residential home builders. The trending shift of home builders towards a land light strategy and “just in time” operating model requires having access to a sophisticated perpetual financing partner to alleviate balance sheet demands and unlock enterprise value through more efficient capital investment. However, high barriers to entry exist due to the operational and administrative requirements of the land light strategy. Although there are traditional Land Banking providers that focus on the residential home building finance space, as of the date of this prospectus, Millrose is expected to emerge from the

Spin-Off as the only publicly traded entity that will engage in large-scale recycled capital financing of land acquisition and Horizontal Development using the HOPP’R. Land banking (including residential Land Banking) is a space normally limited to private equity funds.

We believe that Millrose’s bifurcated business model that is designed to strategically manage risk and maximize returns and Millrose’s current arrangements with Lennar through the Lennar Agreements, together with the other factors described herein, will help to maximize Millrose’s ability to execute strategic plans best suited to maximize the value of the HOPP’R and provide returns to its investors.

Human Capital Management

The KL Management Team

The Manager is Kennedy Lewis Land and Residential Advisors LLC, an affiliate and wholly-owned subsidiary of Kennedy Lewis. Kennedy Lewis is an institutional alternative investment firm with assets under management in excess of $32.6 billion, including Millrose, as of September 30, 2025. Assets under management is based on the most recent documented/approved calculations for clients of investment managers affiliated with Kennedy Lewis and the assets under management of private funds includes funded and unfunded commitments. It was founded in 2017 and is headquartered in New York City. Kennedy Lewis is led by David Kennedy Chene, as the Co-Founder, Co-Portfolio Manager and Co-Managing Partner, Darren Lewis Richman, as the Co-Founder, Co-Portfolio Manager and Co-Managing Partner, and Doug Logigian, as the Co-Managing Partner and President. These principals, together with the broader Kennedy Lewis team, have extensive experience sourcing, underwriting, capitalizing and financing land and home builder finance investments.

We believe the capabilities of KL, including its vertically integrated servicing and asset management support division, serve to mitigate risk and add value to Millrose’s investments. Kennedy Lewis’ in-house Land Banking servicer includes professionals with prior experience working at home builders, including Lennar, Hovnanian Enterprises, Inc., Beazer Homes USA Inc., Toll Brothers, Inc., and Woodbridge Builders Corp., as well as Land Banking platforms at DW Partners, LP and Blackstone Credit, the credit investment arm of The Blackstone Group. Led by David Valiaveedan, former Vice President of Finance and Treasurer at Hovnanian Enterprises, Inc., a national home builder, this dedicated team provides various value-add asset management services, including:

•	Asset monitoring: monitor pace of Horizontal Development and community sales; provide ongoing market and project risk assessment, including home sale pricing and pace of sales; regular site visits.

•	Servicing: disbursements of capital for Horizontal Development, sales of Homesites to home builders and collection of monthly option payments.

•

Due diligence and transaction support for Kennedy Lewis’ investment team: gather due diligence documents, coordinate closing documents, compile third-party research for analysis, and populate standard templates that drive financial models.

As experts in the Land Banking industry, KL has significant experience that we believe will help Millrose maximize value under its business structure and strategy. We believe our organizational structure, with KL as our external manager, and our business strategy and model, with the features described above, should allow Millrose (through MPH Parent) to capitalize on the value of the Transferred Assets, the Supplemental Transferred Assets and any Future Property Assets over the life cycle of these Horizontal Development projects.

See “Agreements Between Lennar and Millrose and Other Related Party Transactions—Transactions with Lennar” for more information about KL as the Manager and our relationship with KL.

Staffing

We do not currently have any employees. Our day-to-day operations are managed by our Manager. Our Manager may hire additional professionals, based upon their needs. See “Agreements Between Lennar and Millrose and Other Related Party Transactions—Transactions with Lennar.”

Millrose’s Organizational Structure

An illustrative summary organizational chart of Millrose’s corporate structure, including state of incorporation or formation, and each entity’s relationships with Lennar and our Manager is below:

Compliance with Governmental Laws and Regulations, including those relating to Environmental Matters

Because we operate as a REIT and own real estate properties, we are required to comply with various governmental laws and regulations, including those relating to environmental matters. Because we are a public company, we also must comply with the Exchange Act.

Environmental Matters

We have invested, and expect to continue to invest, in real property assets, which are subject to laws and regulations relating to the protection of the environment and human health and safety. Environmental laws and regulations, such as the Comprehensive Environmental Response, Compensation and Liability Act (“CERCLA”), as amended, and analogous state laws, generally impose liability, without regard to fault or legality of the original conduct, on classes of persons who are considered to be responsible for the release of a “hazardous substance” into the environment. These persons include the current owner or operator of a contaminated property, a former owner or operator of the property at the time of contamination, and those persons that disposed or arranged for the disposal of the hazardous substance at the property. Under CERCLA and comparable state statutes, persons deemed “responsible parties” are subject to strict liability that, in some circumstances, may be joint and several for the costs of removing or remediating previously disposed wastes (including wastes disposed of or released by prior owners or operators) or property contamination (including groundwater contamination), for damages to natural resources and for the costs of certain health studies. It also is not uncommon for neighboring landowners and other third parties to file claims for personal injury and property damage allegedly caused by the hazardous substances released into the environment. This liability could be substantial. In addition, the presence of hazardous substances, or the failure to properly remediate these substances, may adversely affect our ability to sell, rent or pledge such property as collateral for future borrowings.

Environmental laws and regulations are under constant review for amendment or expansion, and some have been amended to require compliance with new or more stringent standards as of future dates. Compliance with new or more stringent laws or regulations or stricter interpretation of existing laws may require material expenditures by us. Future laws, ordinances or regulations may impose material environmental liability. Additionally, our tenant companies’ operations, the existing condition of land when we buy it, operations in the vicinity of our properties, such as the presence of underground storage tanks, or activities of unrelated third parties may affect our properties. In addition, there are various local, state and federal fire, health, life-safety and similar regulations with which we may be required to comply, and that may subject us to liability in the form of fines or damages for noncompliance. Any material expenditures, fines, or damages we must pay would reduce our ability to make distributions.

Other Regulations

State and federal laws in this area are constantly evolving, and we intend to monitor these laws and take commercially reasonable steps to protect ourselves from the impact of these laws, including where deemed necessary, obtaining environmental assessments of properties that we acquire; however, we will not obtain an independent third-party environmental assessment for every property we acquire. In addition, any assessment we obtain may not reveal all environmental liabilities or whether a prior owner of a property created a material environmental condition not known to us. The cost of defending against claims of liability, of compliance with environmental regulatory requirements, of remediating any contaminated property, or of paying personal injury claims could materially adversely affect our business, assets or results of operations and, consequently, amounts available for distribution.

Seasonality

For a discussion of the seasonality of our business, see “Management’s Discussion and Analysis of Financial Condition and Results of Operations of Millrose—Effects of Inflation and Seasonality—Seasonality.”

PROPERTIES OF MILLROSE

As of September 30, 2025, our Homesite assets consisted of 876 properties (also known as communities) in 30 states across the United States, totaling approximately 138,691 Homesites, with an approximate aggregate value of $8.4 billion of Homesite inventory. Of the Homesites owned as of September 30, 2025, we expect that total Takedown Prices of all Homesites to be approximately $15.3 billion, and the total estimated development costs of Homesites to be approximately $6.6 billion. The properties are geographically located in the United States.

As of September 30, 2025, our property assets are collectively located across 30 U.S. states. Approximately 50% of the property assets are concentrated in three states (California, Florida, Texas) in terms of number of Homesites and approximately 41% located in two strong housing market states: Florida (where Lennar has historically had a large portion of its real estate activities and is continuing to grow its real estate activities) and Texas (where we believe the market has healthy underlying demographic and/or economic trends primarily driven by generally steadily growing population).

As of September 30, 2025, the below table shows the location, number of properties, number of underlying Homesites and expected total Takedown Prices of our properties across 30 U.S. states and as set forth in the relevant Project Addenda:

State Location	Number of Properties	Number of Underlying Homesites (1)	Total Takedown Prices
Alabama	42	5,309	$362,480,094
Arizona	35	4,607	530,323,243
Arkansas	49	4,879	352,343,970
California	60	12,646	3,016,664,267
Colorado	21	3,028	417,633,778
Delaware	8	1,136	189,999,571
Florida (2)	134	19,456	1,893,826,397
Georgia	32	3,297	368,900,331
Idaho	8	430	64,533,133
Illinois	14	1,290	139,554,290
Indiana	10	1,396	125,084,294
Kansas	6	835	66,122,536
Maryland	9	4,431	553,533,492
Minnesota	37	1,551	169,645,552
Missouri	3	440	34,239,425
Nevada	17	1,339	265,918,203
New York	1	460	97,136,363
New Jersey	3	467	80,835,845
North Carolina	41	4,890	740,047,278
Oklahoma	53	10,797	709,035,424
Oregon	15	725	85,337,929
Pennsylvania	1	26	2,622,968
South Carolina	45	9,917	1,082,845,932
Tennessee	17	1,942	270,322,604
Texas	178	36,939	2,813,864,035
Utah	4	1,413	171,654,171
Virginia	13	2,772	366,894,262
Washington	12	1,523	293,213,100
Wisconsin	2	43	2,204,073
West Virginia	6	707	60,808,019

Total (3)	876	138,691	$15,327,624,576

(1)	Or prospective Homesites if fully entitled, as applicable.
(2)	Excludes properties, Homesites, and Takedown Prices for investments associated with development loans.
(3)	Totals may not foot due to rounding.

The expected takedowns on the Homesites are based on Millrose’s management’s current expectations and are subject to change depending on various factors, including macroeconomic conditions and, in particular, real estate market conditions. We rely on the Manager to monitor these takedowns. We cannot predict or estimate the actual timing of, or any delays in, Lennar’s or Other Customers’ eventual takedowns of these properties, or if Lennar or Other Customers decided not to exercise their options to purchase any such properties.

Additionally, all of Lennar’s assets with us are subject to pooling arrangements to create cross-termination. The pooling of communities, as required by the Lennar Agreements, is intended to allow us to use multiple properties as collateral for option contracts, thereby spreading the risk across various assets. Assets acquired for Other Customers are similarly pooled and Future Property Assets will be pooled using the same process and principles as those used to pool Lennar’s initial assets.

The below table is a summary of our pools of properties included in our property assets as of September 30, 2025:

Total
Number of Homesites (1)	138,691
Lennar	118,153
Other Agreements	20,538
Invested Capital ($ in billions) (2)	8.2
Lennar	6.3
Other Agreements	1.8
Number of Pools	61
Portfolio Pooled % (3)	97%
Number of Terminated Properties	—

(1)	Number of Homesites excludes investments associated with development loans.
(2)	Homesite inventory and development loans receivables, less deposits, deferred tax liability, interest receivable on development loans, and other holdbacks on post-spin acquired assets.
(3)	Calculated as total amount of Invested Capital that is within a pool.

As of September 30, 2025, the Homesites within the Master Program Agreement were included in 61 separate pools, in accordance with the applicable Multiparty Cross Agreements. The portfolio pooled was 97%.

Operating Data on Real Estate Portfolio

Insurance

Our Manager, on behalf of Millrose and MPH Parent and Millrose Holdings (including any of their Property LLCs), maintains general liability insurance policies for common liability claims from third parties, including slip and fall accidents and other common third-party risks. However, in accordance with the terms of the Master Option Agreement, prior to the commencement of any Horizontal Development or improvements on any properties, Lennar must maintain commercial general liability insurance and such other insurance coverage that Lennar deems sufficient to cover the damage to the Work constructed by Lennar or any third-party contractor that Lennar may engage.

Our Manager is responsible for making sure that Lennar Assets acquired pursuant to the Master Program Agreement are adequately insured by Lennar, consistent with industry standards. Our Manager is expecting to maintain insurance policies (similar to the ones subscribed by Lennar) on any Future Property Assets that would be acquired outside of the terms of the Master Program Agreement and would not be insured separately by our counterparty so that the whole Real Estate Portfolio will be adequately insured, consistent with industry standards.

Our Manager may also purchase specific insurance policies for individual investments or blanket policies covering multiple investments and participants and their respective affiliates. These types of policies may include commercial general liability insurance, professional liability insurance, excess liability insurance, or other forms of insurance applicable to specific situations. Our Manager, as part of its Management Fee, will directly pay for any such insurance policies. The Manager will determine from time to time whether Millrose, MPH Parent and Millrose Holdings (including any of its Property LLCs) may or may not require such additional policies.

Leases and Occupancy

In accordance with the Master Option Agreement and Other Agreements, we expect to sell the Homesites to home builders upon their exercise of their purchase options prior to or when completion of the work on the completed Homesites is approaching, and that home builders will work on the home construction at their option in accordance with the terms of the Master Option Agreement and Other Agreements. The Lennar Agreements and Other Agreements obligate home builders to complete Horizontal Development and give home builders the option to undertake home construction on the Homesites while we own the Homesites. We do not, and will not, have any lease agreements with respect to our property assets, do not intend to enter into any lease agreements in the foreseeable future and do not, and will not, have any tenants or occupants on any of the properties in the Real Estate Portfolio. Furthermore, we do not expect leases and occupancy to be within the scope of our Property Use Objective for the foreseeable future. See “Agreements Between Lennar and Millrose and Other Related Party Transactions—Transactions with Lennar.”

Title and Interest

Although certain diligence undertakings were completed by Lennar or are completed by us to confirm conveyance records, deeds and titles and, with respect to the Transferred Assets and Supplemental Transferred Assets, we received certain representations and warranties on such properties in connection with the conveyance, there can be no assurance that we will receive all of the properties that we acquire, free and clear of all liens, defects and encumbrances.

In addition, no environmental site assessment has been completed on the properties we have acquired to research the current and historical uses of such property or land as part of the transfer of such properties. Given the absence of environmental site assessment, we are not able to assess whether the soil or groundwater beneath particular properties may have been impacted or polluted. However, in some instances, Lennar or another predecessor owner may have obtained Phase 1 assessments of such properties (but we are not able to rely on or benefit from any protections from liability from such assessments).

Title and interests on any Future Property Assets will be determined on a case-by-case basis as they will be acquired by Millrose (through MPH Parent, Millrose Holdings or any of its Property LLCs) and included in the Real Estate Portfolio. However, when acquiring Future Property Assets pursuant to the Lennar Agreements, we expect to obtain certain representations and warranties with regard to title and interests on such Future Property Assets from the sellers.

No Third-Party Appraisals

Millrose has not obtained independent, third-party appraisals or valuations of the properties we have acquired. We will determine on a case-by-case basis whether to obtain any independent, third-party appraisals or valuations, if any, of Future Property Assets before acquiring them.

Land Depreciation

Given the nature of the properties and land included in the Real Estate Portfolio, we are not expecting any material depreciation on the Real Estate Portfolio.

State and Local Taxes

Properties and land included in our Real Estate Portfolio are subject to taxes in accordance with local and state tax laws, including annual realty taxes. Our Real Estate Portfolio is located in hundreds of different municipalities across 30 U.S. states. Pursuant to the terms of the Master Option Agreement and Other Agreements, Lennar and other home builders are typically responsible for any such local taxes while their option to purchase the land in accordance with the terms of the Master Option Agreement or Other Agreement remains outstanding. We expect that any realty taxes on any Future Property Assets that we acquire pursuant to the Lennar Agreements will be paid by Lennar.

MANAGEMENT OF MILLROSE

Executive Officers

The following table sets forth information with respect to Millrose’s executive officers as of October 9, 2025. The individuals listed as Millrose’s executive officers below also serve as officers of the Manager. As executive officers of the Manager, they manage the day-to-day affairs and carry out the directives of Millrose’s Board in the review, selection and recommendation of investment opportunities and operating acquired investments and monitoring the performance of those investments to ensure that they are consistent with Millrose’s investment objectives. Millrose and Millrose Holdings have no officers or employees except those provided by the Manager who are appointed as Millrose’s officers by its Board upon recommendation from the Manager.

Name	Age	Position(s)
Darren L. Richman	53	Chief Executive Officer and President
Garett Rosenblum	52	Chief Financial Officer and Treasurer
Robert Nitkin	37	Chief Operating Officer
Rachel Presa	46	General Counsel and Secretary
Adil Pasha	33	Chief Technology Officer

Darren L. Richman, Chief Executive Officer and President

Darren L. Richman has been the Chief Executive Officer and President of Millrose since February 7, 2025. Mr. Richman co-founded Kennedy Lewis with David Kennedy Chene in 2017, and is Co-Managing Partner of the firm. Mr. Richman was formerly a Senior Managing Director with The Blackstone Group from 2006 to 2016, where he focused on special situation and opportunistic investments, and he sat on the Investment Committee for GSO Capital Partners LP’s opportunistic credit funds and special situation funds. Before joining GSO Capital Partners, Mr. Richman worked at DiMaio Ahmad Capital, where he was a Founding Member and the Co-Head of its Investment Research Team, from 2003 to 2006. Prior to joining DiMaio Ahmad Capital LLC, Mr. Richman was a Vice President and Senior Special Situations Analyst at Goldman Sachs & Co, from 1999 to 2003. Mr. Richman began his career with Deloitte & Touche LLP, ultimately serving as a manager in the firm’s Mergers and Acquisitions Services Group, from 1994 to 1999. He was formerly a Certified Public Accountant and a Member of the American Institute of Certified Public Accountants. Mr. Richman currently serves on the board of directors of Outward Bound USA and The Eastman Kodak Company. He is a member of the Economic Club of New York and formerly served on its strategic planning committee.

Garett Rosenblum, Chief Financial Officer and Treasurer

Garett Rosenblum has been the Chief Financial Officer and Treasurer of Millrose since February 7, 2025. Mr. Rosenblum joined Kennedy Lewis in 2024 as a Managing Director. Previously, Mr. Rosenblum served as Senior Vice President and Chief Accounting Officer for Safehold Inc., and its predecessor iStar Inc., both publicly traded REITs, for ten years. Prior to joining iStar, Mr. Rosenblum served as the Chief Accounting Officer at Arbor Realty Trust, also a publicly traded REIT. Mr. Rosenblum served as Director of Accounting at Citi Property Investors, a division of Citigroup, for six years. Mr. Rosenblum also spent six years at Ernst and Young LLP where he served both publicly traded real estate clients and private equity real estate funds. Mr. Rosenblum is a graduate of the St. John’s University School of Law where he earned his Juris Doctor degree. He also holds a Bachelor of Science degree in both Finance and Public Relations from Syracuse University. Mr. Rosenblum is a member of the New York State Bar and is a Certified Public Accountant in New York.

Robert Nitkin, Chief Operating Officer

Robert Nitkin has been the Chief Operating Officer of Millrose since February 7, 2025. Mr. Nitkin joined Kennedy Lewis in 2020 and is a Managing Director focused on the firm’s activities across the Real Estate and Homebuilding sectors. Mr. Nitkin was formerly an investment principal at GPS Investment Partners (“GPS”), an institutional investment firm, where he was responsible for evaluating and executing transactions across GPS’s credit and private equity investment strategies. Prior to joining GPS in 2015, Mr. Nitkin was an Associate in the Securities Division at Goldman Sachs & Co. Previously, he worked at Ernst and Young LLP as a member of the Transaction Advisory group. Mr. Nitkin earned his undergraduate degree from the Cornell University School of Engineering and holds an M.B.A. from Columbia Business School.

Rachel Presa, General Counsel and Secretary

Rachel Presa has been the General Counsel and Secretary of Millrose since February 7, 2025. Ms. Presa joined Kennedy Lewis in 2021 and is a Managing Director who has served in various legal capacities across the firm. Ms. Presa has 14 years of experience representing and advising investment funds, financial institutions, and other clients in legal and compliance matters, including regulatory investigations and enforcement, civil litigation, and bankruptcy and restructuring. Ms. Presa was formerly Senior Counsel at the law firm of Akin Gump Strauss Hauer & Feld LLP from 2010 to 2021. Prior to her legal career, Ms. Presa taught English and writing in public high schools in North Carolina and Maryland. Ms. Presa served on the Junior Advisory Board of Her Justice from 2019—2022. Ms. Presa has a B.A. from Goucher College and earned her J.D. at New York University School of Law.

Adil Pasha, Chief Technology Officer

Adil Pasha has been Chief Technology Officer of Millrose since February 7, 2025. Mr. Pasha is a Director at Kennedy Lewis and has been responsible for managing the firm’s technology and analytics capabilities since 2022. Mr. Pasha was formerly a Data Scientist at Schonfeld Strategic Advisors LLC, a multi-strategy hedge fund, where he was responsible for the fund’s performance reporting from 2021 to 2022. Prior to joining Schonfeld Strategic Advisors LLC, Mr. Pasha was a Product Manager focused on designing and building accounting/financial applications from 2020 to 2021. Mr. Pasha started his career in consulting at PricewaterhouseCoopers LLP in 2017. Mr. Pasha has a B.A. in Accounting and Finance from the Georgia Institute of Technology. He is a Certified Public Accountant.

Board

The following table sets forth information with respect to the persons serving on Millrose’s Board as of October 9, 2025. Each of these persons is expected to serve on the Board until Millrose’s first annual meeting of stockholders as a publicly traded company. If re-elected to the Board at such annual meeting of stockholders, each person will serve until the next annual meeting of stockholders and until their respective successors are duly elected and qualify. Biographical information about each of these persons follows the table.

Each person listed below was identified, evaluated and selected for appointment to the Board by the joint efforts of Lennar and the Manager, without the use of any third-party director candidate search firm. There are no other arrangements or understandings between anyone listed below and any other persons pursuant to which the persons listed below were selected to serve on the Board.

Name	Age	Position(s)
Carlos A. Migoya	75	Chair of the Board
Patrick Bartels	49	Director
Matthew B. Gorson	77	Director
Kathleen B. Lynch	59	Director
M. Alison Mincey	50	Director

Carlos A. Migoya

Carlos A. Migoya is the Chair of Millrose’s Board. He currently serves as President and Chief Executive Officer of Jackson Health System, the public health system for Miami-Dade County, which is one of the nation’s largest and most respected public healthcare networks. Prior to joining his current role in May 2011, Mr. Migoya served as City Manager of Miami from 2010 to 2011, managing various budget issues on behalf of the city. Prior to serving as City Manager, Mr. Migoya worked in various roles in the banking industry for more than 35 years, including for Wells Fargo & Company and its predecessors, including Wachovia Corporation and First Union Corporation, retiring as Regional President, North Carolina and Chief Executive Officer, Atlantic Region for Wachovia Corporation.

Mr. Migoya has previously served on the board of directors of Mednax, Inc. (now known as Pediatrix Medical Group, Inc.), a national provider of physician services across 37 states, from 2019 to 2021. Mr. Migoya is also actively involved in several community organizations, including having served as the foundation chairman of Florida International University and as a member of the university’s Dean’s Council and of the College of Business Administration’s principal advisory board. Mr. Migoya currently sits on the boards of Florida Chamber of Commerce the Florida Hospitals Association and the Safety Net Hospitals Alliance of Florida. Mr. Migoya previously served as a board member of Downtown Miami Charter School, Miami Dade College and the Beacon Council.

Mr. Migoya has several decades of experience working in both the financial and banking industry and in the healthcare management industry. He brings to the board skills in strategic planning, management of complex organizations and financial acumen. In Mr. Migoya’s first year as President and Chief Executive Officer of Jackson Health System, he led a transformation that reversed years of significant losses (including an $82 million loss in the prior year) and produced a more than $8 million surplus. As evidenced by his successful campaign for a $830 million plan to renovate, modernize and expand Jackson’s facilities, Mr. Migoya is also highly experienced in effective advocacy and key stakeholder engagement and oversight of large-scale initiatives. All of these skills and experiences are critical to the initial and ongoing success of a recently public company like Millrose.

Patrick J. Bartels

Patrick J. Bartels serves as the Managing Member of Redan Advisors LLC, a firm that provides fiduciary advisory services, including board of director representation and strategic planning for domestic and international public and private business entities. Prior to founding Redan Advisors LLC in 2018, Mr. Bartels served as a senior investment professional for investments in North America, Asia and Europe, and in a broad universe of industries, including serving as a Managing Principal at Monarch Alternative Capital LP, a private investment firm that focuses primarily on event driven credit opportunities, from 2002 to 2018, and before that as a Research Analyst for high yield investments at Invesco Ltd., an investment management company, where he analyzed primary and secondary debt offerings of companies in various industries. Mr. Bartels began his career at Pricewaterhouse Coopers LLP, where he was a Certified Public Accountant.

Mr. Bartels has served on the board of directors of numerous publicly traded companies, including WCI Communities, Inc. from 2009 to 2017, Douglas Elliman Inc. from 2024 to present, Arch Resources, Inc. from 2016 to 2023, Pyxus International Inc. from 2023 to Present, Trinity Place Holdings Inc. from 2023 to 2024, and Noble Corporation from 2021 to 2022, Marblegate Acquisition Corp. from 2022 to present, Libbey Inc. in 2022, Monitronics International, Inc. from 2019 to 2023, Parker Drilling Company from 2019 to 2020, Vanguard Natural Resources, Inc. in 2019, View, Inc. in 2024, AgileThought from 2023 to 2024, Hexion Inc. from 2019 to 2022, Centric Brands Inc. from 2019 to 2022, B. Riley Principal Merger Corp. from 2019 to 2020 and B. Riley Principal Merger Corp. II in 2020.

Mr. Bartels has more than 25 years of investing and governance experience and has an extensive track record of driving value added returns for all stakeholders through governance, incentive alignment, cost rationalization, corporate finance, capital markets and mergers and acquisitions. Mr. Bartels brings to the board experience in oversight of the management of a REIT, expertise in financial and accounting matters as a certified public accountant and is a holder of the Chartered Financial Analyst designation, and industry knowledge of the homebuilding industry from his work as an investment analysis for more than 10 years. All of these skills bring significant value to Millrose as a new publicly traded company intending to qualify as a REIT. Mr. Bartels also qualifies as an audit committee financial expert and has experience serving as chair of audit committees on the boards of public and private companies.

Matthew B. Gorson

Matthew B. Gorson serves as Senior Chairman of Greenberg Traurig, LLP (“Greenberg Traurig”), an international multi-practice law firm. Mr. Gorson began his career at Greenberg Traurig in 1973 as the firm’s 14th lawyer, leading all varieties of real estate transactions, as well as playing a key role in revitalizing the urban landscape and changing the skyline of Miami. Prior to his role as Senior Chairman, he served as Greenberg Traurig’s President and Chairman. As a senior partner and former Chair of Greenberg Traurig’s real estate practice, Mr. Gorson was instrumental in developing the firm as one of the nation’s and world’s leading real estate legal advisors.

Mr. Gorson is Founder and past Chairman of the Downtown Miami Charter School. Mr. Gorson currently serves as Chairman Emeritus and a member of the Executive Committee of Big Brothers Big Sisters of Greater Miami, where he previously served two terms as Chairman of the Board. Mr. Gorson also currently serves as a member of the Jackson Health Foundation, the private fundraising arm of Jackson Health System. Mr. Gorson is a former board member and Campaign Chairman of United Way of Miami-Dade and a former board member of the New World Symphony, Greater Miami Chamber of Commerce, the City of Miami Downtown Development Authority, the 11th Judicial Circuit Historical Society, and Friends of the Underline. Mr. Gorson is a Board Emeritus Member of Tulane University and founder of both Mt. Sinai Hospital and Baptist Hospital.

Mr. Gorson has over five decades of demonstrated expertise in the real estate industry and is one of the most in-demand real estate attorneys in South Florida. Mr. Gorson brings to the board skills in complex real estate transactions and navigating property, real estate development and construction and land use laws and regulations. Mr. Gorson has deep market and industry knowledge and has represented and been a trusted advisor to many of the largest development companies in South Florida, including the Related Group, Swire Pacific Realty, Terra Group, Swerdlow Companies, the Taplin Family, the Soffer Family and Julius and Eddie Trump. He has also worked with the University of Miami and St. Thomas University on real estate issues and served as special counsel to the City of Miami, Miami-Dade County, and the Perez Art Museum of Miami on high-profile projects. Mr. Gorson’s experience in the real estate industry and his established legal expertise is a significant asset to Millrose as a new Land Banking company entering a competitive market.

Kathleen B. Lynch

From 2013 to her retirement in 2018, Kathleen B. Lynch served as Group Managing Director and the Chief Operating Officer of UBS Wealth Management Americas and UBS Americas Holding LLC, an intermediate holding company for the U.S. based subsidiaries of UBS Group AG, a global wealth manager and financial services firm. Prior to that, Ms. Lynch served as Chief Operating Officer of Bank of America Merrill Lynch Global Research, where she was responsible for Publishing & Distribution, Supervisory Analysts, Business Management and various support functions. Ms. Lynch has served in a variety of leadership positions in global markets and investment banking, global research and wealth management for more than 30 years.

Ms. Lynch has served on the board of directors of UBS Americas Holding LLC since 2016, where she serves on the audit & finance committee, cyber & technology committee and the governance, oversight and sustainability committee. Ms. Lynch also serves on the board of Eastman Kodak Corporation, where she serves as chair of the audit and finance committee. From 2017 to 2022, Ms. Lynch served on the board of directors of The Depository Trust & Clearing Corporation, the premier post-trade market infrastructure for the world’s financial markets.

Ms. Lynch has over three decades of experience in the banking and financial industries. Ms. Lynch brings to the Board extensive skills, leadership and deep expertise in strategy execution and development, risk and talent management and regulatory matters. Her leadership experience is across a diverse set of businesses including wealth management, operations, technology and global markets. She has held global, regional, and business responsibilities throughout her career, overseeing major transformation initiatives, business integration efforts and implementation of digital strategy and platforms. Ms. Lynch also brings a strong focus on the full spectrum of risk types in crisis management. Ms. Lynch also qualifies as an audit committee financial expert and has experience serving as chair of an audit committees of a public company board.

M. Alison Mincey

M. Alison Mincey serves as Senior Vice President and Chief Human Resources Officer at the University of Miami Health System, where she is responsible for strategic human resources initiatives, practices, tactical workforce plans, and overall operations that support patient care, research, and academic objectives across the enterprise of the University of Miami, the Health System, and the Miller School of Medicine. Prior to joining the University of Miami Health System in 2022, Ms. Mincey served in various leadership roles at The Ohio State University Wexner Medical Center from 2014 to 2022, most recently as Senior Associate Vice President, Human Resources, where she provided strategic advice on all aspects of human resources, including employee and labor relations, talent acquisition, including faculty/physician recruitment, talent management, information technology and compensation/benefits, including physician compensation. Prior to joining The Ohio State University, as a licensed attorney, Ms. Mincey worked as Managing Counsel from 2007 to 2014 at Mutual Nationwide Insurance Company, a U.S. insurance and financial services company, where she was responsible for legal support and governance oversight of the company’s human resources organization.

Ms. Mincey currently serves on the board of directors of United Way Miami (formerly known as United Way of Miami-Dade) and has previously served as a member of the Franklin County, Ohio, Workforce Development Board.

Ms. Mincey has 15+ years of human resource management experience within the higher education and academic health care setting. Ms. Mincey is a notable leader in human resource management, and brings to the board skills in the areas of talent acquisition, training and leadership development, organizational culture, and employee relations, all of which are crucial to Millrose’s ability to scale Millrose’s operations and grow as a newly public company in a competitive market. Ms. Mincey has experience working with public companies, government contractors and academic research institutions, and her background in providing legal support and governance oversight at a public company are useful assets to the Board.

Ms. Mincey has also been active in community organizations throughout her career, leading a campaign to support the Mid-Ohio Food Bank and receiving a community service award from Columbus City Schools. Ms. Mincey also recently earned an inaugural HR Impact Award from Columbus’ Business First and was recently honored by the Miami Marlins as a Woman of Empowerment in the greater Miami community.

None of the directors and executive officers has family relationships with any member of the Board or any executive officer of Millrose. There are no arrangements or understandings between any of the directors or any other person and Millrose pursuant to which the appointees were appointed to serve in his or her respective role.

Director Independence

Following the Spin-Off, Millrose’s Board determined that all five members of the Board, including all of the members of the Audit Committee and all of the members of the Compensation Committee, qualify as independent directors according to the standards for independence specified by the NYSE.

Code of Business Conduct and Ethics

Millrose’s Board has adopted a Code of Business Conduct and Ethics that requires all of its business activities to be conducted in compliance with applicable laws and regulations and the highest ethical principles. All of Millrose’s directors, officers and employees, including but not limited to, Millrose’s principal executive officer, principal financial officer and principal accounting officer or controller, are required to read, understand and abide by the Code of Business Conduct and Ethics, and all employees of Kennedy Lewis who render services under the Management Agreement may additionally be subject to other policies that Kennedy Lewis may adopt from time to time.

The Code of Business Conduct and Ethics is expected to deter wrongdoing and to promote, among other things, honest and ethical conduct and to ensure to the greatest possible extent that Millrose’s business is conducted in a consistently legal and ethical manner. The Code of Business Conduct and Ethics is intended to cover the requirement of a Code of Ethics for senior financial officers as provided by the SEC’s rules with respect to Section 406 of the Sarbanes-Oxley Act.

The Code of Business Conduct and Ethics is accessible on Millrose’s website. Any waiver of the Code of Business Conduct and Ethics for directors or executive officers may be made only by the Board or a committee of the Board. Millrose will disclose any amendment to, or waiver from, a provision of the Code of Business Conduct and Ethics for the principal executive officer, principal financial officer, principal accounting officer or controller, or persons performing similar functions, on its website within four business days following the date of the amendment or waiver. In addition, Millrose will disclose on the website any waiver from the Code of Business Conduct and Ethics for any of the other executive officers or for directors. Neither Millrose’s website, nor the information posted on it, is incorporated by reference into this Prospectus.

Director Nomination Process

Stockholder Recommendations for Director Nominees

A stockholder who wishes to recommend a prospective nominee for nomination by the Board may notify the Nominating and Corporate Governance Committee of the intended nomination in writing and provide any required additional information, as directed by the Nominating and Corporate Governance Committee and to the same extent as may be required in accordance with the Bylaws for stockholder nominations of individuals for election to the Board, as well as any other supporting material the stockholder considers appropriate. Pursuant to the stockholder nomination provisions in the Bylaws, this requires that the stockholder send certain information, including information about the candidate to Millrose’s secretary not later than 5:00 p.m. Eastern Time on the 90th day and not earlier than the 120th day prior to the first anniversary of the date of the proxy statement for the preceding year’s annual meeting. For Millrose’s first annual meeting or in the event that the date of the annual meeting is advanced or delayed by more than 30 days form the first anniversary of the date of the preceding year’s annual meeting, to be timely, such notice must be delivered not earlier than the 120th day prior to the date of such annual meeting and not later than 5:00 p.m., Eastern Time, on the later of the 90th day prior to the date of such annual meeting, as originally convened, or the tenth day following the day on which public announcement of the date of such meeting is first made.

Audit Committee

The Audit Committee consists of Patrick Bartels, Kathleen Lynch and Carlos Migoya, with Patrick Bartels serving as the chair of the Audit Committee and the audit committee financial expert. The Audit Committee’s primary function is to assist Millrose’s Board in fulfilling its oversight responsibilities by reviewing the financial information provided to the stockholders and others, the system of internal controls which the Manager has established and the audit and financial reporting process. The Audit Committee: (1) has direct responsibility for appointing and overseeing an independent registered public accounting firm registered with the Public Company Accounting Oversight Board to serve as Millrose’s independent auditors; (2) reviews the plans and results of the audit engagement with Millrose’s independent registered public accounting firm; (3) approves audit and non-audit professional services (including the fees and terms thereof) provided by, and the independence of, Millrose’s independent registered public accounting firm; and (4) consults with Millrose’s independent registered public accounting firm regarding the adequacy of Millrose’s internal controls.

Millrose’s Board determined affirmatively that Patrick Bartels qualifies as an “audit committee financial expert” as such term has been defined by the SEC in Item 407(d)(5) of Regulation S-K and (2) each member of the Audit Committee is “financially literate” as that term is defined by the NYSE listing standards and meets the definition for “independence” for the purposes of serving on the Audit Committee under the NYSE listing rules and requirements and Rule 10A-3 under the Exchange Act.

Compensation Committee

The Compensation Committee consists of Alison Mincey, Kathleen Lynch and Patrick Bartels, with Alison Mincey serving as the chair of the Compensation Committee. The primary function of the Compensation Committee is to assist Millrose’s Board in fulfilling its responsibilities with respect to officer (to the extent applicable) and director compensation. The Compensation Committee reviews the compensation and benefits paid by Millrose to its directors, including, but not limited to, recommending to its Board compensation for all non-employee directors, including Board and committee retainers, meeting fees and equity-based compensation and, in the event Millrose hires employees, the compensation paid to its executive officers as well as any employment, severance and termination agreements or arrangements made with any executive officer and, if required, produces the report to be included in Millrose’s annual proxy statement. Recommendations of non-employee director compensation will be determined in consultation with a reputable executive compensation consulting firm that the Compensation Committee shall elect and engage. Millrose is externally managed by the Manager pursuant to the Management Agreement and Millrose currently does not expect to retain any officers other than those officers provided by the Manager and duly elected by Millrose’s Board upon recommendation from the Manager.

Millrose’s Board has determined affirmatively that each member of the Compensation Committee meets the definition for “independence” for the purpose of serving on the Compensation Committee under applicable rules of the NYSE and each member of Millrose’s Compensation Committee is a “non-employee director” as defined in Rule 16b-3 under the Exchange Act.

Nominating and Corporate Governance Committee

The Nominating and Corporate Governance Committee consists of Matthew Gorson, Carlos Migoya and Alison Mincey, with Matthew Gorson serving as the chair of the Nominating and Corporate

Governance Committee. The Nominating and Corporate Governance Committee’s primary function is to assist Millrose’s Board in fulfilling its responsibilities with respect to director nominations, corporate governance, Board and committee evaluations and conflict resolutions. The Nominating and Corporate Governance Committee assists Millrose’s Board in this regard by: (1) identifying individuals qualified to serve on Millrose’s Board, consistent with criteria approved by its Board, and recommending that its Board select a slate of director nominees for election by its stockholders at the annual meeting of its stockholders; (2) developing and implementing the process necessary to identify prospective members of its Board; (3) determining the advisability of retaining any search firm or consultant to assist in the identification and evaluation of candidates for membership on its Board; (4) overseeing the Board’s annual evaluation of the Board, each of the committees of Millrose’s Board and management; (5) developing and recommending to Millrose’s Board the Corporate Governance Guidelines; and (6) periodically reviewing the Corporate Governance Guidelines and suggesting improvements thereto to Millrose’s Board. The Nominating and Corporate Governance Committee fulfills these responsibilities primarily by carrying out the activities enumerated in its charter and in accordance with current laws, rules and regulations.

Millrose’s Board has determined affirmatively that each member of the Nominating and Corporate Governance Committee meets the definition of independence under the NYSE listing rules and requirements.

Insider Trading Policy

Millrose has adopted insider trading policies and procedures governing the purchase, sale, and/or other dispositions of Millrose’s securities or certain other companies’ securities by directors, officers and employees, or Millrose itself, that it believes are reasonably designed to promote compliance with insider trading laws, rules and regulations, and the NYSE listing standards.

DESCRIPTION OF CAPITAL STOCK OF MILLROSE

The following is a summary of the capital stock of Millrose. You should read its Charter and Bylaws and the applicable provisions of Maryland law for complete information on its capital stock.

General

As of September 30, 2025, Millrose’s authorized capital stock consists of 450,000,000 shares of common stock, $0.01 par value per share, including 275,000,000 shares of Millrose Class A Common Stock, of which 154,183,686 shares are issued and outstanding, and 175,000,000 shares of Millrose Class B Common Stock, of which 11,819,811 shares are issued and are outstanding, and 50,000,000 shares of preferred stock, $0.01 par value per share, of which none have been issued. Millrose’s Charter authorizes a majority of its entire Board, without stockholder approval, to amend Millrose’s Charter to increase or decrease the aggregate number of shares of stock that Millrose is authorized to issue or the number of authorized shares of any class or series. Millrose’s Board also has the power, without stockholder approval, to classify and reclassify any unissued shares of Millrose common stock or classify any unissued Millrose Preferred Stock or reclassify any previously classified but unissued shares of Millrose Preferred Stock into other classes or series of stock.

Under Maryland law, a stockholder generally is not liable for a corporation’s debts or obligations solely as a result of the stockholder’s status as a stockholder. Millrose Class A Common Stock is listed on the NYSE under the ticker symbol “MRP.” Millrose Class B Common Stock is not listed on any securities exchange or quoted on any stock quotation system.

Description of Common Stock

Millrose has two classes of Common Stock: Millrose Class A Common Stock and Millrose Class B Common Stock. The two classes are identical, except that (a) holders of Millrose Class A Common Stock are entitled to one vote per share and holders of Millrose Class B Common Stock are entitled to ten votes for each share of Millrose Class B Common Stock held in the holder’s name, except when voting together with the holders of the Millrose Class A Common Stock, each holder of record of Millrose Class B Common Stock is entitled to the greater of (i) ten votes per share or (ii) that number of votes per share of Millrose Class B Common Stock that would entitle the outstanding shares of Millrose Class B Common Stock to cast, in the aggregate, 35% of the votes entitled to be cast on the matter, and there are separate class votes for holders of Millrose Class B Common Stock (in some cases in addition to a vote of both the Millrose Class A Common Stock and Millrose Class B Common Stock, voting together without regard to class) for the approval of certain mergers, consolidations and other business combinations, and future issuances of Millrose Class B Common Stock, among others, but no separate class votes for holders of Millrose Class A Common Stock for any matter, and (b) Millrose Class A Common Stock is listed on the NYSE, but Millrose has not applied to list Millrose Class B Common Stock on any securities exchange or to have Millrose Class B Common Stock quoted on any quotation system, and Millrose does not expect to do so.

Rights Relating to Dividends and Other Distributions

Subject to preferences that may apply to any shares of Millrose Preferred Stock that are outstanding at the time, the holders of shares of Common Stock are entitled to share equally, on a per share basis, in any dividends or other distributions in cash or other property, as authorized by Millrose’s Board and declared by Millrose out of assets legally available for the payment of dividends and other distributions. Each dividend or other distribution will be payable to the holders of Millrose Class A Common Stock and Millrose Class B Common Stock in accordance with Millrose’s Charter, which requires that any dividends or distributions payable in Millrose common stock must be paid in kind by class (i.e., holders of Millrose Class A Common Stock may receive only additional shares of Millrose Class A Common Stock in connection with any dividend or distribution, and holders of Millrose Class B Common Stock may receive only additional shares of Millrose Class B Common Stock in connection with any dividend or distribution).

Voting Rights

Each share of Millrose Class A Common Stock entitles the holder to one vote on each matter submitted to a vote of stockholders. Each share of Millrose Class B Common Stock entitles the holder to ten votes on each matter submitted to a vote of stockholders, except when voting together with the holders of the Millrose Class A Common Stock, each holder of record of Millrose Class B Common Stock is entitled to the greater of: (a) ten votes for each share of Millrose Class B Common Stock held in the holder’s name or (b) that number of votes for each share of Millrose Class B Common Stock held in the holder’s name that would entitle the outstanding shares of Millrose Class B Common Stock to cast, in the aggregate, 35% of the votes entitled to be cast on the matter. Except as stated in the Charter, with respect to all matters upon which stockholders are entitled to vote, the holders of the outstanding shares of Millrose Class A Common Stock and the holders of the outstanding shares of Millrose Class B Common Stock will vote together without regard to class (except as to the number of votes per share).

Notwithstanding the foregoing, any amendment to the Charter (except for those amendments permitted to be made without stockholder approval under Maryland law or by specific provision in the Charter) must be approved by the holders of two-thirds in voting power of the Millrose Class A Common Stock and Millrose Class B Common Stock, voting together without regard to class. Additionally, any merger, consolidation, sale of all or substantially all of the Company’s assets or other business combination requiring stockholder approval under Maryland law must be approved by both (i) a majority in voting power of all the votes entitled to be cast on the matter by holders of Millrose Class A Common Stock and Millrose Class B Common Stock, voting together without regard to class, and (ii) a majority of all the votes entitled to be cast on the matter by all holders of Millrose Class B Common Stock, voting as a separate class. Once there are no longer any shares of Millrose Class B Common Stock outstanding, such business combinations and Charter amendments must be approved by the affirmative vote of stockholders entitled to cast a majority of all of the votes entitled to be cast on the matter, except for any business combinations or Charter amendments which do not require stockholder approval under Maryland law.

In addition, so long as any shares of Millrose Class B Common Stock are outstanding, the Company shall not, without the affirmative vote of the holders of at least two-thirds of the shares of Millrose Class B Common Stock outstanding, voting separately as a class, issue additional shares of Millrose Class B Common Stock (other than in connection with dividends or other distributions paid with shares of Millrose Class B Common Stock solely to holders of Millrose Class B Common Stock), and no other vote of the stockholders shall be required.

Liquidation Rights

Millrose currently has no outstanding Millrose Preferred Stock. While that continues to be the case, if Millrose is liquidated, the holders of Millrose Class A Common Stock and Millrose Class B Common Stock will be entitled to share equally on a per share basis, without regard to class, in the assets available for distribution after Millrose has satisfied or provided for all Millrose’s debts and liabilities.

If Millrose is liquidated at a time when there are outstanding shares of Millrose Preferred Stock, the holders of Millrose Class A Common Stock and Millrose Class B Common Stock will be entitled to share equally on a per share basis, without regard to class, in the assets available for distribution after Millrose has satisfied Millrose’s debts and liabilities and made any distributions Millrose is required to make with regard to the Millrose Preferred Stock.

Termination of Millrose Class B Common Stock

Millrose Class B Common Stock will convert automatically into Millrose Class A Common Stock in whole, but not in part, on a one-for-one basis, upon approval of the conversion by the holders of a majority of the outstanding shares of Millrose Class B Common Stock. After that occurs, Millrose would no longer be authorized to issue Millrose Class B Common Stock. Individual shares of Millrose Class B Common Stock cannot be converted into Millrose Class A Common Stock.

Other Rights or Restrictions

Holders of shares of Millrose common stock have no preference, conversion, exchange, sinking fund, redemption or appraisal rights and have no preemptive rights to subscribe for any other securities of the Company. Stockholders are not entitled to exercise any of the rights of an objecting stockholder provided for in Title 3, Subtitle 2 of the MGCL unless Millrose’s Board determines that such rights apply, with respect to all or any classes or series of stock, to one or more transactions occurring after the date of the determination in connection with which stockholders would otherwise be entitled to exercise such rights.

Description of Millrose Preferred Stock

Millrose may issue Millrose Preferred Stock with any rights and preferences that may be authorized by Millrose’s Board. These rights and preferences might include some or all of:

•	preferential rights to dividends, which might be fixed or participating, and might or might not be cumulative;

•	special voting rights, including rights to elect directors without the vote of other classes of Millrose’s capital stock;

•	rights to convert the Millrose Preferred Stock into shares of Millrose common stock or other securities;

•	rights to require Millrose to redeem shares or provisions giving Millrose the right to redeem shares;

•	rights to benefit from sinking funds;

•	preferential rights to distributions on liquidation;

•	preemptive rights; or

•	other special rights or preferences

Restrictions on Ownership and Transfer

In order for Millrose to qualify as REIT under the Code, Millrose must meet several requirements concerning the ownership of Millrose’s outstanding capital stock. Specifically, no more than 50% in value of Millrose’s outstanding capital stock may be owned, directly or indirectly, by five or fewer individuals (as defined in the Code to include specified private foundations, employee benefit plans and trusts, and charitable trusts) during the last half of any taxable year beginning with the second taxable year in which Millrose qualifies as a REIT. In addition, the outstanding shares of stock must be owned by 100 or more persons during at least 335 days of a 12-month taxable year or during a proportionate part of a shorter taxable year beginning with the second taxable year in which Millrose qualifies as a REIT. Millrose may prohibit certain acquisitions and transfers of shares of its stock so as to ensure its qualification as a REIT under the Code. Millrose cannot assure you that this prohibition will be effective.

Millrose’s Charter contains a limitation on ownership that prohibits any person or entity, subject to certain exceptions, from owning, beneficially or by virtue of the applicable constructive ownership provisions of the Code, more than 9%, in value or in number of shares, whichever is more restrictive, of the outstanding shares of Millrose common stock or 9% in value of the outstanding shares of all classes or series of Millrose’s stock. Millrose’s Charter provides for an excepted holder limit for Stuart Miller, each member of his family who would be treated as a stockholder of the Company pursuant to section 544(a)(2) of the Code or section 318(a)(1)(A) of the Code (whichever is more expansive) and any person through which the Miller Family would beneficially own or constructively own capital stock or that would be treated as beneficially owning or constructively owning capital stock of the Company through the Miller Family to own, beneficially or by virtue of the applicable constructive ownership provisions of the Code, up to 12.8% in the aggregate, in value or in number of shares, whichever is more restrictive, of the outstanding shares of Millrose common stock or the outstanding shares of all classes or series of Millrose’s stock. Millrose refers to the person or entity that, but for operation of the ownership limits or another restriction on ownership and transfer of Millrose’s stock as described below, would beneficially own or constructively own shares of Millrose’s stock in violation of such limits or restrictions and, if appropriate in the context, a person or entity that would have been the record owner of such shares of Millrose’s stock as a “prohibited owner.”

The constructive ownership rules under the Code are complex and may cause shares of stock owned beneficially or constructively by a group of related individuals and/or entities to be treated as being owned beneficially or constructively by one individual or entity. As a result, except for the Miller Family who is subject to the excepted holder limit, the ownership of less than 9%, in value or in number of shares, whichever is more restrictive, of the outstanding shares of Millrose common stock, or less than 9% in value of the outstanding shares of all classes and series of Millrose’s stock (or the acquisition by an individual or entity of an interest in an entity that owns, beneficially or constructively, shares of Millrose’s stock), could cause that individual or entity, or another individual or entity, to own beneficially or constructively shares of Millrose’s stock in excess of the ownership limits.

Any attempted transfer of Millrose’s stock which, if effective, would result in Millrose’s stock being beneficially owned by fewer than 100 persons will be void ab initio and the proposed transferee will acquire no rights in such stock. Any attempted transfer of Millrose’s stock which, if effective, would result in violation of the ownership limits discussed above or in Millrose’s being “closely held” under section 856(h) of the Code (without regard to whether the ownership interest is held during the last half of a taxable year), or otherwise failing to maintain Millrose’s qualification as a REIT, will cause the number of shares of Millrose’s stock causing the violation (rounded up to the nearest whole share) to be transferred to a trust for the exclusive benefit of one or more charitable beneficiaries, and the proposed transferee will not acquire any rights in those shares. If the transfer to the trust would not be effective for any reason to prevent any of the foregoing, the transfer of that number of shares that otherwise would cause a person to violate any of the restrictions described above will be void ab initio and the proposed transferee will acquire no rights in such shares of Millrose’s stock. The automatic transfer will be deemed to be effective as of the close of business on the business day prior to the date of the transfer or other event that results in transfer to the trust. Millrose will designate a trustee of the trust that will not be affiliated with Millrose or the prohibited owner. Millrose will also name one or more charitable organizations as a beneficiary of the trust. Shares held in trust will remain issued and outstanding shares of stock and will be entitled to the same rights and privileges as all other shares of the same class or series of stock. The trustee will receive all distributions on the shares held in trust and will hold such distributions in trust for the benefit of the beneficiary. The trustee will vote all shares held in trust during the period they are held in trust and, subject to Maryland law, will have the authority (1) to rescind as void any vote cast by the proposed transferee prior to Millrose’s discovery that the shares have been transferred to the trust and (2) to recast the vote in accordance with the desires of the trustee acting for the benefit of the charitable beneficiary. If Millrose has already taken irreversible corporate action, however, then the trustee will not have the authority to rescind and recast the vote.

Within 20 days of receiving notice from Millrose that shares of its stock have been transferred to the trust, the trustee of the trust will sell the shares held in trust to a person or persons, selected by the trustee, whose ownership of the shares will not violate the ownership limits discussed above and distribute to the applicable prohibited owner an amount equal to the lesser of (1) the sales proceeds received by the trust from the sale or other disposition of the shares (net of any commissions and other expenses of sale) and (2) (a) if the prohibited owner gave value for the shares, the price paid by the prohibited owner for such shares held in trust or (b) if the prohibited owner did not give value for the shares (e.g., in the case of a gift, devise or other such transaction), the market price (as defined in Millrose’s Charter) of such shares held in trust on the day of the event causing the shares to be held in trust. The trustee may reduce the amount payable to the prohibited owner by the amount of dividends and other distributions which have been paid to the prohibited owner and are owed by the prohibited owner to the trustee. Any amount received by the trustee in excess of the amount to be paid to the prohibited owner will be distributed to the beneficiary of the trust.

If, prior to Millrose’s discovery that shares of its stock have been transferred to the trustee, such shares are sold by the prohibited owner, then such shares will be deemed to have been sold on behalf of the trust and, to the extent that the prohibited owner received an amount for such shares that exceeds the amount that the prohibited owner was entitled to receive, such excess must be paid to the trustee upon demand. In addition, all shares held in trust will be deemed to have been offered for sale to Millrose or its designee, at a price per share equal to the lesser of (1) the price per share in the transaction that resulted in such transfer to the trust (or, in the case of devise or gift, the market price of such shares of stock at the time of such devise or gift) and (2) the market price of such shares of stock on the date Millrose, or its designee, accepts such offer. Millrose will have the right to accept the offer until the trustee has sold the shares. Upon a sale to Millrose, the interest of the charitable beneficiary in the shares sold will terminate and the trustee will distribute the net proceeds of the sale to the prohibited owner.

Any person who acquires or attempts or intends to acquire shares of Millrose’s stock in violation of the ownership limits or who would have owned shares of Millrose’s stock that resulted in a transfer to any such trust is required to give immediate written notice to Millrose of such event or, in the case of a proposed or attempted transaction, at least 15 days’ prior written notice. Such person shall provide to Millrose such other information as Millrose may request in order to determine the effect, if any, of such transfer on Millrose’s status as a REIT.

The foregoing restrictions will continue to apply until Millrose’s Board determines it is no longer in Millrose’s best interest to continue to qualify as a REIT or that compliance with the foregoing restrictions is no longer required for REIT qualification.

Millrose’s Board, by the affirmative vote of two-thirds of its members, may exempt a person (prospectively or retroactively) from the ownership limits or establish a different limit on ownership. Millrose’s Board, however, may not exempt any person whose ownership of Millrose’s outstanding stock would result in Millrose’s being “closely held” within the meaning of section 856(h) of the Code or otherwise would result in Millrose’s failure to maintain its qualification as a REIT. As a condition of granting the waiver or establishing the excepted holder limit, Millrose’s Board may require an opinion of counsel or a ruling from the IRS, in either case in form and substance satisfactory to Millrose’s Board, in its sole and absolute discretion, in order to determine or ensure Millrose’s status as a REIT and the person seeking an exemption must make such representations and agreements as its Board may require. Millrose’s Charter provides for an excepted holder limit for the Miller Family to own, beneficially or by virtue of the applicable constructive ownership provisions of the Code, up to 12.8% in the aggregate, in value or in number of shares, whichever is more restrictive, of the outstanding shares of Millrose common stock or the outstanding shares of all classes or series of Millrose’s stock. Millrose’s Board has provided a waiver of this stock ownership restriction to Lennar in connection with the shares of Common Stock, held in the form of Millrose Class A Common Stock, retained by Lennar after the spin-off of the Company. Millrose’s Board may from time to time grant exceptions to the ownership limits to certain stockholders, including index funds or other passive institutional investors.

In connection with granting a waiver of the ownership limits or creating an excepted holder limit or at any other time, Millrose’s Board may from time to time, by the affirmative vote of two-thirds of its members, increase or decrease either of the ownership limits for one or more persons or all persons, unless, after giving effect to such increase, five or fewer individuals could beneficially own, in the aggregate, more than 49.9% in value of Millrose’s outstanding stock. A reduced ownership limit will not apply to any person or entity whose percentage ownership of Millrose common stock or Millrose’s stock of all classes and series, as applicable, is, at the effective time of such reduction, in excess of such decreased ownership limit until such time as such person’s or entity’s percentage ownership of Millrose common stock or Millrose’s stock of all classes and series, as applicable, equals or falls below the decreased ownership limit, but any further acquisition of shares of Millrose common stock or stock of all other classes or series, as applicable, will violate the decreased ownership limit.

Any stockholder who owns more than 5.0% (or such lower level as required by the Code and the regulations thereunder) of the outstanding shares of Millrose’s stock during any taxable year, within 30 days after the end of such taxable year, will be asked to deliver written notice to the Company setting forth the name and address of such owner, the number of shares of Millrose’s stock beneficially owned and a description of the manner in which such shares are held, and such additional information as Millrose may request in order to determine the effect, if any, of such beneficial ownership on Millrose’s status as a REIT and to ensure compliance with the ownership limits.

If there are any certificates representing shares of Millrose’s capital stock, they will bear a legend referring to the restrictions on ownership and transfer of Millrose stock described above.

The restrictions on ownership and transfer of Millrose’s capital stock described above could delay, defer or prevent a transaction or a change in control that might involve a premium price for Millrose common stock or otherwise be in the best interests of Millrose’s stockholders.

Election of Directors; Board

Millrose’s Charter provides that the number of Millrose’s directors may be established, increased or decreased only by the Board pursuant to Millrose’s Bylaws but may not be fewer than one, the minimum required by the MGCL.

Election of Directors. At each annual meeting of Millrose’s stockholders, its stockholders will elect each of its directors to serve until the next annual meeting of its stockholders and until his or her successor is duly elected and qualifies. Directors are elected by a majority of the votes cast in an uncontested election and by a plurality of the votes cast in a contested election. Holders of shares of Millrose common stock have no right to cumulative voting in the election of directors. Consequently, the holders of outstanding shares of Millrose common stock entitled to cast a majority of the votes entitled to be cast can elect all of the directors then standing for election, and the holders of the remaining shares will not be able to elect any directors.

Vacancies. Subject to the terms of any class or series of Millrose Preferred Stock that may be issued in the future, vacancies on Millrose’s Board may be filled only by the affirmative vote of a majority of the remaining directors, even if the remaining directors do not constitute a quorum, and any director elected to fill a vacancy will hold office for the remainder of the full term of the directorship in which the vacancy occurred and until his or her successor is duly elected and qualifies.

Voting. The action of a majority of the directors present at a meeting at which a quorum is present shall be the action of Millrose’s Board, unless the concurrence of a greater proportion is required for such action by applicable law, the Charter or the Bylaws.

Removal of Directors. Subject to the rights of holders of shares of one or more classes or series of Millrose Preferred Stock to elect or remove one or more directors, any director may be removed from office at any time, with or without cause, by the affirmative vote of two-thirds of the total outstanding votes of all stockholders of Millrose Class A Common Stock and Millrose Class B Common Stock entitled to be cast, voting together without regard to class. These provisions, when coupled with the exclusive power of Millrose’s Board to fill vacancies on the Board, will preclude stockholders from removing incumbent directors (except upon a substantial affirmative vote) and filling the vacancies created by such removal with their own nominees.

Stockholders’ Consent in Lieu of Meeting

The MGCL generally provides that, unless the charter of the corporation authorizes stockholder action by less than unanimous consent, holders of common stock may take action by consent in lieu of a meeting only if it is given by all such stockholders entitled to vote on the matter. Millrose’s Charter permits and Millrose’s Bylaws provide for action in writing or by electronic transmission by stockholders entitled to cast not less than the minimum number of votes that would be necessary to authorize or take the action at a meeting of stockholders at which all stockholders entitled to vote on the matter are present and all eligible shares are voted. Millrose shall give notice of any action taken by less than unanimous consent to each stockholder not later than 10 days after the effective time of such action.

Business Combinations

Under the MGCL, business combinations between a Maryland corporation and an interested stockholder or an affiliate of an interested stockholder are prohibited for five years after the most recent date on which the interested stockholder becomes an interested stockholder. These business combinations include a merger, consolidation, share exchange, or, in circumstances specified in the statute, an asset transfer or issuance or reclassification of equity securities. An interested stockholder is defined as:

•	any person who beneficially owns, directly or indirectly, 10% or more of the voting power of the corporation’s outstanding voting stock; or

•

an affiliate or associate of the corporation who, at any time within the two-year period prior to the date in question, was the beneficial owner, directly or indirectly, of 10% or more of the voting power of the then outstanding stock of the corporation.

A person is not an interested stockholder under the statute if the board of directors approved in advance the transaction by which such person otherwise would have become an interested stockholder. However, in approving a transaction, the board of directors may provide that its approval is subject to compliance, at or after the time of approval, with any terms and conditions determined by the board of directors.

After the five-year prohibition, any business combination between the Maryland corporation and an interested stockholder generally must be recommended by the board of directors of the corporation and approved by the affirmative vote of at least:

•	80% of the votes entitled to be cast by holders of outstanding shares of voting stock of the corporation; and

•

two-thirds of the votes entitled to be cast by holders of voting stock of the corporation other than shares of stock held by the interested stockholder with whom or with whose affiliate the business combination is to be effected or held by an affiliate or associate of the interested stockholder.

These super-majority vote requirements do not apply if the corporation’s common stockholders receive a minimum price, as defined under Maryland law, for their shares of common stock in the form of cash or other consideration in the same form as previously paid by the interested stockholder for its shares of common stock.

The statute permits various exemptions from its provisions, including business combinations that are exempted by the board of directors before the time that the interested stockholder becomes an interested stockholder. Millrose’s Board adopted a resolution providing that any business combination between Millrose and any other person is exempted from this statute, provided that such business combination is first approved by Millrose’s Board, including by a majority of directors who are not affiliates or associates of such person. This resolution, however, may be altered or repealed in whole or in part at any time.

Control Share Acquisitions

The MGCL provides that control shares of a Maryland corporation acquired in a control share acquisition have no voting rights except to the extent approved by a vote of stockholders entitled to cast two-thirds of the votes entitled to be cast on the matter. Shares of stock owned by the acquiror, by officers or by employees who are directors of the corporation are excluded from shares of stock entitled to vote on the matter. Control shares are voting shares of stock which, if aggregated with all other shares of stock owned by the acquiror or in respect of which the acquiror is able to exercise or direct the exercise of voting power (except solely by virtue of a revocable proxy), would entitle the acquiror, directly or indirectly, to exercise or direct the exercise of voting power in electing directors within one of the following ranges of voting power:

•	one-tenth or more but less than one-third;

•	one-third or more but less than a majority; or

•	a majority or more of all voting power.

Control shares do not include shares of stock the acquiring person is then entitled to vote as a result of having previously obtained stockholder approval or shares acquired directly from the corporation. A control share acquisition means the acquisition of issued and outstanding control shares, subject to certain exceptions.

A person who has made or proposes to make a control share acquisition may compel the board of directors to call a special meeting of stockholders to be held within 50 days of demand to consider the voting rights of the shares of stock. The right to compel the calling of a special meeting is subject to the satisfaction of certain conditions, including an undertaking to pay the expenses of the meeting. If no request for a meeting is made, the corporation may itself present the question at any stockholders’ meeting.

If voting rights are not approved at the meeting or if the acquiring person does not deliver an acquiring person statement as required by the statute, then the corporation may redeem for fair value any or all of the control shares, except those for which voting rights have previously been approved. The right of the corporation to redeem control shares is subject to certain conditions and limitations. Fair value is determined, without regard to the absence of voting rights for the control shares, as of the date of any meeting of stockholders at which the voting rights of the shares of stock are considered and not approved or, if no such meeting is held, as of the date of the last control share acquisition by the acquirer. If voting rights for control shares are approved at a stockholders’ meeting and the acquiror becomes entitled to vote a majority of the shares of stock entitled to vote, all other stockholders may exercise appraisal rights. The fair value of the shares of stock as determined for purposes of appraisal rights may not be less than the highest price per share paid by the acquiror in the control share acquisition.

The control share acquisition statute does not apply (1) to shares of stock acquired in a merger, consolidation or share exchange if the corporation is a party to the transaction, or (2) to acquisitions approved or exempted by the charter or bylaws of the corporation.

Millrose’s Bylaws contain a provision exempting from the control share acquisition statute any and all acquisitions of shares of Millrose’s stock by the Millers or by Vanguard. This Bylaw provision may be amended or eliminated at any time in the future except that the provision may not be repealed, in whole or in part, with respect to any prior or subsequent control share acquisition by (i) the Millers, without the prior written consent of Stuart A. Miller (or a member of his immediate family upon his death or disability) for so long as the Millers collectively own, or is entitled to direct the exercise of voting power with respect to, shares of Common Stock entitled to exercise more than one-tenth of the voting power of all outstanding shares of Common Stock and (ii) Vanguard, without its prior written consent, for so long as Vanguard collectively owns, or is entitled to direct the exercise of voting power with respect to, shares of Common Stock entitled to exercise more than one-tenth of the voting power of all outstanding shares of Common Stock.

Subtitle 8

Subtitle 8 of Title 3 of the MGCL permits a Maryland corporation with a class of equity securities registered under the Securities Exchange Act of 1934 (the “Exchange Act”), as amended, and at least three independent directors to elect to be subject, by provision in its charter or bylaws or a resolution of its board of directors and notwithstanding any contrary provision in the charter or bylaws, to any or all of five provisions:

•	a classified board of directors;

•	a two-thirds vote requirement for removing a director;

•	a requirement that the number of directors be fixed only by vote of the directors;

•

a requirement that a vacancy on the board of directors be filled only by a vote of the remaining directors (whether or not they constitute a quorum) and for the remainder of the full term of the class of directors in which the vacancy occurred and until a successor is elected and qualifies; and

•	a majority requirement for the calling of a stockholder-requested special meeting of stockholders.

Millrose’s Charter provides that vacancies on Millrose’s Board will be filled only by a vote of the remaining directors (whether or not they constitute a quorum) for the remainder of the full term of the directorship in which the vacancy occurred and until a successor is elected and qualifies. Through provisions in Millrose’s Charter and Bylaws unrelated to Subtitle 8, Millrose vests in Millrose’s Board the exclusive power to fix the number of directorships, require the written request of stockholders entitled to cast not less than a majority of all the votes entitled to be cast on any matter that may properly be considered at a meeting of stockholders in order to call a special meeting to act on such matter and require a two-thirds vote for the removal of directors. Millrose has not elected to be subject to any of the other provisions of Subtitle 8.

Founder’s Rights Agreement

The Company’s obligations under the Founder’s Rights Agreement are incorporated by reference into Millrose’s Bylaws, as such obligations may be amended, modified and/or supplemented from time to time. For so long as the Founder’s Rights Agreement is in effect, this provision of Millrose’s Bylaws may not be amended, altered or repealed without the consent of Lennar. Pursuant to the Founder’s Rights Agreement, Lennar will have certain rights as the original parent company of the Company and the initial contributor of Millrose’s business assets. Lennar and the Company can together amend the Founder’s Rights Agreement pursuant to the terms of such agreement at any time without any vote of Millrose’s stockholders, and any such amendments, modifications and/or supplements to the Company’s obligations will automatically be incorporated by reference into Millrose’s Bylaws without any further action by any party or the Board.

Meetings of Stockholders and Voting Requirements

Under the Bylaws, annual meetings of stockholders will be held each year at a date, time and place determined by Millrose’s Board. Special meetings of stockholders may be called by the chair of the Board, the chief executive officer, the president or the Board and must also be called by Millrose’s secretary to act on any matter that may properly be considered at a meeting of stockholders upon the written request of stockholders entitled to cast not less than a majority of all the votes entitled to be cast on such matter at the meeting. Only matters set forth in the notice of the special meeting may be considered and acted upon at such a meeting.

The presence either in person or by proxy of stockholders entitled to cast a majority of all the votes entitled to be cast at a meeting will constitute a quorum. Generally, the affirmative vote of a majority of all votes cast is necessary to take stockholder action, except as described below and except that a plurality of all the votes cast at a meeting of stockholders duly called and at which a quorum is present is sufficient to elect a director in a contested election.

Advance Notice of Director Nomination and New Business

Millrose’s Bylaws provide that with respect to an annual meeting of stockholders, nominations of individuals for election to Millrose’s Board and the proposal of business to be considered by Millrose’s stockholders may be made only (1) pursuant to Millrose’s notice of the meeting, (2) by or at the direction of Millrose’s Board or (3) by a stockholder who is a stockholder of record at the record date set by Millrose’s Board for the purpose of determining stockholders entitled to vote at the annual meeting, at the time of giving the notice required by the Bylaws and at the time of the meeting (and any postponement or adjournment thereof), who is entitled to vote at the meeting in the election of each individual nominated or on such other business and who has complied with the advance notice procedures of the Bylaws. With respect to special meetings of stockholders, only the business specified in Millrose’s notice of the meeting may be brought before the meeting. Nominations of individuals for election to Millrose’s Board at a special meeting may be made only (1) by or at the direction of Millrose’s Board or (2) provided that the meeting has been called for the purpose of electing directors, by a stockholder who is a stockholder of record at the record date set by Millrose’s Board for the purpose of determining stockholders entitled to vote at the special meeting, at the time of giving the advance notice required by the Bylaws and at the time of the meeting (and any postponement or adjournment thereof), who is entitled to vote at the meeting in the election of each individual nominated and who has complied with the advance notice provisions of the Bylaws.

The advance notice procedures of the Bylaws provide that, to be timely, a stockholder’s notice with respect to director nominations or other proposals for an annual meeting must be delivered to Millrose’s secretary at Millrose’s principal executive office not earlier than the 120th day nor later than 5:00 p.m., Eastern Time, on the 90th day prior to the first anniversary of the date of the proxy statement for Millrose’s preceding year’s annual meeting. In the event that the date of the annual meeting is advanced or delayed by more than 30 days from the first anniversary of the date of the preceding year’s annual meeting, to be timely, a stockholder’s notice must be delivered not earlier than the 120th day prior to the date of such annual meeting and not later than 5:00 p.m., Eastern Time, on the close of business on the later of the 90th day prior to the date of such annual meeting or the tenth day following the day on which public announcement of the date of such meeting is first made.

Exclusive Forum For Certain Litigation

Millrose’s Bylaws provide that unless Millrose consent in writing to the selection of an alternative forum, any state court of competent jurisdiction within the State of Maryland, or, if such state courts do not have jurisdiction, the United States District Court located within the State of Maryland, shall be the sole and exclusive forum for (a) any internal corporate claim, as such term is defined in the MGCL, including without limitation: (i) any derivative action or proceeding brought on Millrose’s behalf, other than actions arising under federal securities laws, (ii) any claim, or any action or proceeding asserting a claim based on an alleged breach of any duty owed by any of Millrose’s directors or officers or employees to Millrose or to its stockholders, or (iii) any claim, or any action or proceeding asserting a claim against Millrose or any of its directors or officers or other employees arising under or pursuant to any provision of the MGCL, Millrose’s Charter or its Bylaws, or (b) any other action or proceeding asserting a claim against Millrose or any of its directors or officers or other employees that is governed by the internal affairs doctrine. None of the foregoing actions, claims or proceedings may be brought in any court sitting outside the State of Maryland unless Millrose consents in writing to such court.

This provision does not apply to any action or proceeding under federal securities laws or claims arising under the Securities Act or the Exchange Act or any other claim for which the federal courts have exclusive jurisdiction.

Extraordinary Transactions

Under the MGCL, a Maryland corporation generally cannot dissolve, merge, sell all or substantially all of its assets, engage in a statutory share exchange or engage in similar transactions outside the ordinary course of business unless approved by the affirmative vote of stockholders entitled to cast at least two-thirds of the votes entitled to be cast on the matter unless a lesser percentage (but not less than a majority of all of the votes entitled to be cast on the matter) is set forth in the corporation’s charter. As permitted by the MGCL, Millrose’s Charter provides that, except for any greater vote or separate class vote as specifically provided in Section 5.8 (relating to removal of directors), Section 6.2.1 (relating to a separate vote of the holders of the Millrose Class B Common Stock) or Article VIII (relating to amendments) of Millrose’s Charter, any of these actions must be declared advisable by Millrose’s Board and approved by the affirmative vote of a majority of the votes entitled to be cast on the matter. Section 6.2.1 of Millrose’s Charter provides that any merger, consolidation, sale of all or substantially all of the Company’s assets or other business combination requiring stockholder approval under Maryland law must be approved by both (i) a majority of the votes entitled to be cast by all holders of Millrose Class A Common Stock and Millrose Class B Common Stock, voting together without regard to class, and (ii) a majority of the total outstanding votes entitled to be cast by all holders of Millrose Class B Common Stock, voting as a separate class. Many of Millrose’s operating assets will be held by Millrose’s subsidiaries, and these subsidiaries may be able to merge or sell all or substantially all of their assets without the approval of Millrose’s stockholders.

Amendment of Millrose’s Charter and Bylaws

Under the MGCL, a Maryland corporation generally cannot amend its charter unless declared advisable by its Board and approved by the affirmative vote of stockholders entitled to cast at least two-thirds of the votes entitled to be cast on the matter unless a lesser percentage (but not less than a majority of all of the votes entitled to be cast on the matter) is set forth in the corporation’s charter. Millrose’s Charter may be amended only if the amendment is declared advisable by the Board in accordance with the Charter and approved by the affirmative vote of stockholders entitled to cast two-thirds of all of the votes entitled to be cast on the matter, with Millrose Class A Common Stock holders and Millrose Class B Common Stock holders voting together without regard to class, except for any amendments which do not require the approval of stockholders under Maryland law. Once there are no longer any shares of Millrose Class B Common Stock outstanding, Millrose’s Charter generally may be amended only if the amendment is advised by the Board and approved by the affirmative vote of stockholders entitled to cast a majority of all of the votes entitled to be cast on the matter, except for any amendments which do not require the approval of stockholders under Maryland law.

Millrose’s Bylaws provide that Millrose’s Board has power to adopt, alter, or repeal any provision of Millrose’s Bylaws and to make new Bylaws. In addition, to the extent permitted by law, Millrose’s Bylaws provide that the stockholders may alter or repeal any provision of Millrose’s Bylaws and adopt new Bylaw provisions if any such alteration, repeal or adoption is approved by the affirmative vote of a majority of the votes entitled to be cast on the matter. Notwithstanding the foregoing, Millrose’s Bylaws provide that the provision incorporating the Company’s obligations under the Founder’s Rights Agreement may not be amended or deleted without Lennar’s consent, and that certain exemptions to the Control Share Act may not be amended or deleted without the consent of the Millers or Vanguard so long as the Millers or Vanguard are entitled to exercise more than one-tenth of the voting power of all outstanding shares of Millrose common stock.

Limitation of Liability and Indemnification

Maryland law permits a Maryland corporation to include in its charter a provision limiting the liability of its directors and officers to the corporation and its stockholders for money damages except for liability resulting from (1) actual receipt of an improper benefit or profit in money, property or services or (2) active and deliberate dishonesty established by a final judgment and that is material to the cause of action. Millrose’s Charter contains a provision that eliminates the liability of Millrose’s directors and officers to the maximum extent permitted by Maryland law.

The MGCL requires a corporation (unless its charter provides otherwise, which Millrose’s Charter does not) to indemnify a director or officer who has been successful, on the merits or otherwise, in the defense of any proceeding to which he or she is made or threatened to be made a party by reason of his or her service in that capacity. The MGCL permits a corporation to indemnify its present and former directors and officers, among others, against judgments, penalties, fines, settlements and reasonable expenses actually incurred in connection with any proceeding to which they may be made or threatened to be made a party by reason of their service in those or other capacities unless the following can be established:

•	an act or omission of the director or officer was material to the matter giving rise to the proceeding, and was committed in bad faith or was the result of active and deliberate dishonesty;

•	the director or officer actually received an improper personal benefit in money, property or services; or

•	with respect to any criminal proceeding, the director or officer had reasonable cause to believe his or her act or omission was unlawful.

Under the MGCL, the corporation may not indemnify a director or officer in a suit by the corporation or in its right in which the director or officer was adjudged liable to the corporation or in a suit in which the director or officer was adjudged liable on the basis that personal benefit was improperly received. A court may order indemnification if it determines that the director or officer is fairly and reasonably entitled to indemnification, even though the director or officer did not meet the prescribed standard of conduct or was adjudged liable on the basis that personal benefit was improperly received. However, indemnification for an adverse judgment in a suit by the corporation or in its right, or for a judgment of liability on the basis that personal benefit was improperly received, is limited to expenses. The MGCL permits a corporation to advance reasonable expenses to a director or officer upon receipt of a written affirmation by the director or officer of his or her good faith belief that he or she has met the standard of conduct necessary for indemnification and a written undertaking by him or her or on his or her behalf to repay the amount paid or reimbursed if it is ultimately determined that the standard of conduct was not met.

Millrose’s Charter permits, and Millrose’s Bylaws obligate, Millrose, to the maximum extent permitted by Maryland law in effect from time to time, to indemnify and, without requiring a preliminary determination of the ultimate entitlement to indemnification, pay or reimburse reasonable expenses in advance of final disposition of a proceeding to any present or former director or officer who is made or threatened to be made a party to, or witness in, the proceeding by reason of his or her service in that capacity or any individual who, while a director or officer of the Company and at Millrose’s request, serves or has served another corporation, real estate investment trust, partnership, joint venture, limited liability company, trust, employee benefit plan or other enterprise as a director, officer, partner, manager, member or trustee and who is made or threatened to be made a party to, or witness in, the proceeding by reason of his or her service in that capacity. Millrose’s Bylaws also permits Millrose to indemnify and advance expenses, with the approval of its Board, to any person who served a predecessor of the Company in any of the capacities described above and to any employee or agent of Millrose or Millrose’s predecessor.

The Company has entered into indemnification agreements with each of the directors and officers. The terms of each indemnification agreement provide for indemnification to the maximum extent permitted by Maryland law and will supplement the existing indemnification protections already afforded under Maryland law and pursuant to Millrose’s Charter and Bylaws. Additionally, the Management Agreement, dated February 7, 2025, by and between the Company and the Manager, contains indemnification provisions that may apply to persons who are Millrose’s directors and officers.

REIT Qualification

Millrose’s Charter provides that Millrose’s Board may, with an affirmative two-thirds vote of its members, revoke or otherwise terminate Millrose’s REIT election if it determines that it is no longer in Millrose’s best interests to attempt to qualify, or to continue to qualify, as a REIT.

Management

Subject to the provisions in Millrose’s Charter and any contractual restrictions, the Board has the power and authority to terminate the Manager and engage a replacement manager from time to time. Pursuant to the Founder’s Rights Agreement, in the event the Management Agreement is terminated for any reason (with or without cause), whether due to a Management Change of Control (as defined in the Founder’s Rights Agreement) or otherwise, then Lennar shall have a consent right over the appointment of a new manager (in addition to the separate approval by the Board), which consent shall not be unreasonably withheld. Lennar shall also have a consent right (in addition to the approval by the Board) to the execution of any new Management Agreement (whether with the same manager or a new manager).

These consent rights in favor of Lennar will enable Lennar to veto any replacement manager that the Board identifies, as well as have influence over the terms of any new management agreement between the Company and its manager.

Listing

Millrose Class A Common Stock is listed on the NYSE under the ticker symbol “MRP.” Millrose has not applied to have Millrose Class B Common Stock listed on the NYSE or any other securities exchange, or quoted on any quotation system, and Millrose does not expect to do so.

Transfer Agent and Registrar

Computershare Trust Company, N.A. is the transfer agent and registrar for Millrose common stock. Their contact information is as follows:

Computershare Trust Company, N.A.

P.O. Box 43006

Providence, Rhode Island 02940-3006

Telephone: 888-733-5001

Computershare Trust Company, N.A., is also acting as exchange agent for the Exchange Offer.

SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT OF LENNAR AND MILLROSE

Lennar Common Stock Ownership by 5% Beneficial Owners, Directors and Executive Officers

The following table shows stock ownership information as of August 31, 2025, with respect to each of Lennar’s stockholders who is known by Lennar to be a beneficial owner of more than 5% of either class of its outstanding common stock. To the best of Lennar’s knowledge, and except as otherwise indicated, the persons named in this table have sole voting and investment power with respect to all shares of common stock shown as beneficially owned by them.

Name of Beneficial Owner	Title of Class	Amount and Nature of Beneficial Ownership	Percent Of Class (1)
5% Stockholder
Stuart Miller (2)	Class B Common Stock	21,851,551	70.0%
5505 Waterford District Drive Miami, FL 33126
GAMCO Investors, Inc. (3)	Class B Common Stock	1,860,306	5.9%
One Corporate Center Rye, NY 10580-1435
The Vanguard Group (4)	Class A Common Stock	27,368,807	11.8%
100 Vanguard Blvd. Malvern, PA 19355
BlackRock, Inc. (5)	Class A Common Stock	24,348,874	10.5%
50 Hudson Yards New York, NY 10001

(1)	Percent of Class is determined based on the total issued and outstanding shares of the applicable class on August 31, 2025.
(2)

Of the shares reflected in the table, Mr. Miller has shared voting and investment power, and no pecuniary interest, with respect to 105,507 shares of Class B common stock, which are held in a charitable family foundation. In addition, of the shares reflected in the table, Mr. Miller has sole voting and investment power, and no pecuniary interest, with respect to 2,994 shares of Class B common stock, which are held in a charitable foundation. Additionally, of the shares reflected in the table, Mr. Miller has sole voting and investment power with respect to 531,810 shares of Class B common stock held in a charitable fund. Mr. Miller, his brother and his sister are trustees and beneficiaries of trusts that directly or indirectly hold substantial limited partner interests in two partnerships (Mr. Miller, his brother and his sister also directly own minor limited partnership interests in the two partnerships) that together own 21,087,327 of the shares of Class B common stock reflected in this table. Mr. Miller is the sole officer and the sole director of the corporation that owns the general partner interests in the partnerships, and Mr. Miller has sole voting and dispositive power over these shares. Because of that, Mr. Miller is shown as the beneficial owner of the shares held by the partnerships, even though he has only a limited pecuniary interest in those shares.

(3)

Based on Amendment No. 17 to the stockholder’s Schedule 13D filed on September 13, 2024, (i) The Gabelli Funds, LLC has sole voting and dispositive power with respect to 1,211,459 shares, (ii) GAMCO Asset Management Inc. has sole voting power with respect to 448,416 shares and sole dispositive power with respect to 462,180 shares, (iii) Gabelli & Company Investment Advisers, Inc. has sole voting and dispositive power with respect to 41,402 shares, (iv) MJG Associates, Inc. has sole voting power and sole dispositive power with respect to 127,100 shares, (v) GGCP, Inc. has sole voting and dispositive power with respect to 16,000 shares, (vi) Associated Capital Group, Inc. has sole voting and dispositive power with respect to

1,665 shares and (vii) Mario J. Gabelli, the controlling stockholder, co-Chief Executive Officer and a director of GGCP, Inc. and Chairman and Chief Executive Officer of GAMCO Investors, Inc. has sole voting and dispositive power with respect to 500 shares.

(4)

Based on Amendment No. 11 to the stockholder’s Schedule 13G filed on February 13, 2024. The stockholder has shared voting power with respect to 321,337 shares, sole dispositive power with respect to 26,323,315 shares, and shared dispositive power with respect to 1,045,492 shares.

(5)

Based on Amendment No. 16 to the stockholder’s Schedule 13G filed on July 8, 2024. The stockholder has sole voting power with respect to 22,610,733 shares and sole dispositive power with respect to 24,348,874 shares.

The following table shows beneficial ownership information as of February 12, 2025, for (1) each of Lennar’s current directors, (2) each of Lennar’s “named executive officers” who are listed in the Summary Compensation Table in its 2025 proxy statement, and (3) all of Lennar’s current directors and executive officers as a group. As of February 12, 2025, Lennar had 232,685,409 shares of Class A common stock and 31,660,558 shares of Class B common stock outstanding.

	Class A Common Stock			Class B Common Stock
Name	Number of Shares Beneficially Owned (1)	Percent Of Class		Number of Shares Beneficially Owned (2)	Percent Of Class
Directors and Executive Officers
Amy Banse	13,192		*	0	*
Diane Bessette	316,914		*	7,022	*
David Collins	47,239		*	3,537	*
Tig Gilliam	33,242		*	432	*
Sherrill W. Hudson	34,712		*	5,650	*
Jonathan M. Jaffe	1,388,435		*	25,222	*
Sidney Lapidus	141,371		*	43,347	*
Teri McClure	27,843		*	275	*
Stuart Miller (3)	2,308,918		*	21,851,515	69.0%
Armando Olivera	18,329		*	142	*
Dacona Smith	2,122		*	0	*
Jeffrey Sonnenfeld	23,689		*	591	*
Mark Sustana (4)	24,991		*	3,514	*
Serena Wolfe	2,192		*	0	*
Jeff McCall (5)	108,629		*	2,883	*
All current directors and executive officers as a group (15 persons)	4,491,818	1.9%		21,944,130	69.3%

*	Less than 1% of outstanding shares.

The address of each person named in this table is c/o Lennar Corporation, 5505 Waterford District Drive, Miami, Florida 33126. To the best of Lennar’s knowledge, except as otherwise indicated, the persons named in this table have sole voting and investment power with respect to all the shares of common stock shown as beneficially owned by them.

(1)

Includes shares held through a trust or an ESOP as follows: Mr. Jaffe, 1,610 shares held in an ESOP and 173,591 shares held by the Jaffe Family Foundation; Mr. McCall, 68,833 shares held in a family limited liability company; and Mr. Miller, 20,255 shares held in an ESOP. Includes shares pledged as collateral for borrowings as follows: Mr. Miller, 774,957 shares; and Mr. Jaffe, 350,000 shares.

(2)

Includes shares held through a trust or an ESOP, as follows: Mr. Jaffe, 200 shares held in an ESOP and 1,866 shares held by the Jaffe Family Foundation; Mr. McCall, 2,883 shares held in a family limited liability company; and Mr. Miller, 2,554 shares held in an ESOP. Includes shares pledged as collateral for borrowings as follows: Mr. Miller, 121,322 shares; and Mr. Sustana, 3,514 shares.
(3)

Of the shares reflected in the table, Mr. Miller has shared voting and investment power, and no pecuniary interest, with respect to 83,285 shares of Class A common stock and 105,507 shares of Class B common stock, which are held in a charitable family foundation. In addition, of the shares reflected in the table, Mr. Miller has sole voting and investment power, and no pecuniary interest, with respect to 406,155 shares of Class A common stock and 2,994 shares of Class B common stock, which are held in a charitable foundation. Additionally, of the shares reflected in the table, Mr. Miller has sole voting and investment power with respect to 14,476 shares of Class A common stock and 531,810 shares of Class B common stock held in a charitable fund. Mr. Miller, his brother and his sister are trustees and beneficiaries of trusts that directly or indirectly hold substantial limited partner interests in two partnerships (Mr. Miller, his brother and his sister also directly own minor limited partnership interests in the two partnerships) that together own 21,087,327 of the shares of Class B common stock reflected in this table. Mr. Miller is the sole officer and the sole director of the corporation that owns the general partner interests in the partnerships, and Mr. Miller has sole voting and dispositive power over these shares. Because of that, Mr. Miller is shown as the beneficial owner of the shares held by the partnerships, even though he has only a limited pecuniary interest in those shares. In addition, of the shares reflected in the table, Mr. Miller has sole voting and dispositive power over 206,660 shares of Class A common stock which are held in two Grantor Retained Annuity Trusts of which Mr. Miller is the sole beneficiary and sole annuitant, as well as the trustee.

(4)	Effective September 2, 2025, Mr. Sustana retired from his position as General Counsel and an officer of Lennar, and began a multi-year consulting relationship with Lennar.
(5)	On June 20, 2024, Mr. McCall transitioned to a non-executive role after having previously served as Executive Vice President of Lennar since January 2020.

Each outstanding share of Class A common stock entitles the holder to one vote and each outstanding share of Class B common stock entitles the holder to ten votes. As of February 12, 2025, Mr. Miller had the power to cast 220,624,068 votes (which is 40.2% of the combined votes that could be cast by all the holders of Class A common stock and Class B common stock), and all of Lennar’s directors and executive officers as a group had the power to cast 223,933,118 votes (which is 40.8% of the combined votes that could be cast by all the holders of Class A common stock and Class B common stock).

Millrose Common Stock Ownership by 5% Beneficial Owners, Directors and Executive Officers

The following table sets forth, as of September 30, 2025, the number of shares and percentage of Millrose common stock beneficially owned by:

•	each person or group known by Millrose to beneficially own more than 5% of Millrose common stock;

•	each of Millrose’s directors and named executive officers; and

•	all directors and executive directors of Millrose as a group.

Percentage of beneficial ownership in the following table is based on 166,003,497 shares of Millrose common stock outstanding. Beneficial ownership is determined in accordance with the rules of the SEC. These rules generally attribute beneficial ownership of securities to persons who possess sole or shared voting power or investment power with respect to those securities. A security holder is also deemed to be, as of any date, the beneficial owner of all securities that such security holder has the right to acquire within 60 days after such date through (1) the exercise of any option or warrant, (2) the conversion of a security, (3) the power to revoke a trust, discretionary account or similar arrangement or (4) the automatic termination of a trust, discretionary account or similar arrangement.

Shares issuable pursuant to such options, warrants, rights or conversion privileges are deemed to be outstanding for computing the beneficial ownership percentage of the person holding those options, warrants, rights or conversion privileges but are not deemed to be outstanding for computing the beneficial ownership percentage of any other person. Unless otherwise indicated in the footnotes to the following table, to Millrose’s knowledge all persons listed below have sole voting and investment power with respect to the shares of Millrose common stock beneficially owned by them, subject to applicable community property laws. Unless otherwise indicated in the footnotes to the following table, the address for each shareholder listed below is c/o 600 Brickell Avenue, Suite 1400, Miami, Florida 33131.

Name of Beneficial Owner	Title of Class	Number of Shares Beneficially Owned	Percent of Shares by Class Beneficially Owned
5% Stockholders
Lennar Corporation (1)
5505 Waterford District Drive, Miami, Florida 33126	Class A Common Stock Class B Common Stock	33,298,764 7,030	21.6 * %
Stuart Miller (2)	Class A Common Stock	838,334	*
5505 Waterford District Drive Miami, Florida 33126	Class B Common Stock	11,670,757	98.7%
The Vanguard Group (3)
100 Vanguard Blvd. Malvern, Pennsylvania 19355	Class A Common Stock	14,022,142	8.44%
BlackRock, Inc. (4)
50 Hudson Yards New York, New York 10001	Class A Common Stock	16,044,736	10.4%
Brave Warrior Advisors, LLC (5)
12 East 49th Street New York, NY 10017	Class A Common Stock	7,958,813	5.2%

Name of Beneficial Owner	Title of Class	Number of Shares Beneficially Owned	Percent of Shares by Class Beneficially Owned
Directors and Executive Officers
Carlos A. Migoya	Class A Common Stock	15,766	*
Patrick Bartels	Class A Common Stock	23,160	*
Matthew B. Gorson	Class A Common Stock	15,660	*
Kathleen B. Lynch	Class A Common Stock	7,650	*
M. Alison Mincey	Class A Common Stock	5,660	*
Darren L. Richman (6)	Class A Common Stock	309,848	*
Garett Rosenblum	Class A Common Stock	5,900	*
Robert Nitkin	Class A Common Stock	3,225	*
Rachel Presa	Class A Common Stock	992	*
Adil Pasha	Class A Common Stock	2,500	*
All Directors and Executive Officers as a group (10 persons)	Class A Common Stock	390,361	*

*	Represents beneficial ownership or voting power of less than one percent (1%).
(1)	Pursuant to the information provided by Lennar on October 7, 2025, Lennar has sole voting power and sole dispositive power with respect to 33,298,764 shares of Millrose Class A Common Stock and 7,030 shares of Millrose Class B Common Stock. Lennar will not exercise its voting rights with respect to this stock for as long as it retains the shares, and Lennar expects to dispose of this stock through a subsequent spin-off, split-off, public offering, private sale or any combination of these potential transactions, including this Exchange Offer.

(2)

Pursuant to the Schedule 13Ds filed on February 14, 2025, of the shares reflected in the table, Mr. Miller directly or indirectly is the beneficial owner of 838,334 shares of Millrose Class A Common Stock and 11,670,757 shares of Millrose Class B Common Stock, which such shares consist of (i) 11,405 shares of Millrose Class A Common Stock in Mr. Miller’s 401K account of which Mr. Miller has sole voting and investment power, (ii) 269,025 shares of Millrose Class A Common Stock beneficially owned by the Miller Foundation, a charitable family foundation of which Mr. Miller has shared voting and investment power, (iii) 3,330 shares of Millrose Class A Common Stock beneficially owned by Stuart A. Miller 2024 GRAT, of which Mr. Miller has sole voting and investment power, (iv) 100,000 shares of Millrose Class A Common Stock beneficially owned by Stuart A. Miller 2024 GRAT 2, of which Mr. Miller has sole voting and investment power, (v) 204,574 shares of Millrose Class A Common Stock beneficially owned by the Stuart A. Miller Foundation, a charitable foundation of which Mr. Miller has shared voting and investment power, (vi) 250,000 shares of Millrose Class A Common Stock directly beneficially owned by Mr. Miller, (vii) 10,543,663 shares of Millrose Class B Common Stock beneficially owned by MP Alpha Holdings LLLP (“MP Alpha Holdings”), of which Mr. Miller has sole voting and investment power, (viii) 273,142 shares of Millrose Class B Common Stock beneficially owned by the Miller Charitable Fund LLLP (“Miller Charitable Fund”), a charitable fund of which Mr. Miller has sole voting and investment power and (ix) 853,952 shares of Millrose Class B Common Stock directly beneficially owned by Mr. Miller. Mr. Miller is on the board of directors of the Miller Foundation with each of his brother and sister and is therefore deemed to control such entity. Mr. Miller is trustee of each of the Stuart A. Miller 2024 GRAT and Stuart A. Miller 2024 GRAT 2. Mr. Miller is a director of the Stuart A. Miller Family Foundation. Mr. Miller is the sole officer and the sole director of LMM Family Corp. (“LMM”), which is the general partner of each of MP Alpha Holdings. MP Alpha Holdings is the holder of a majority of the partnership interests in Miller Charitable Fund and LMM is the general partner of Miller Charitable Fund.

(3)

Pursuant to the Schedule 13G filed on March 6, 2025, the Vanguard Group has shared voting power with respect to 62,063 shares, sole dispositive power with respect to 17,591,339 shares, and shared dispositive power with respect to 317,064 shares.

(4)	Pursuant to Schedule 13G filed on April 24, 2025, BlackRock, Inc. (“BlackRock”) has sole voting power with respect to 13,695,569 shares and sole dispositive power with respect to 14,022,142 shares.
(5)	Pursuant to Schedule 13G filed on May 14, 2025, Brave Warrior Advisors, LLC, has sole voting power with respect to 7,958,813 shares and sole dispositive power with respect to 7,958,813 shares.
(6)	Consists of 265,848 shares owned directly by Mr. Richman and 44,000 shares held by a trust over which Mr. Richman has shared voting power and sole investment power.

MILLROSE EXECUTIVE AND DIRECTOR COMPENSATION

The following presents information regarding Millrose’s executive compensation following the Spin-Off. Prior to the Spin-Off, Millrose was not an independently operated company with governance and management.

Compensation of Millrose’s Executive Officers

Millrose is an externally managed REIT, and as such, all of its executive officers are provided by KL pursuant to the Management Agreement, and all of its executive officers are employees of KL and are compensated directly by KL and not by Millrose. KL is compensated for the management services provided to Millrose in accordance with the Management Agreement.

See “Agreements Between Lennar and Millrose and Other Related Party Transactions—Transactions with the Manager—Management Agreement” below for a discussion of fees paid to the Manager and its affiliates.

2024 Omnibus Incentive Plan

In 2024, Millrose’s sole stockholder at the time adopted the Millrose Properties, Inc. 2024 Omnibus Incentive Plan (the “2024 Incentive Plan”) for Millrose’s employees, officers, directors, consultants and advisors. The description of the 2024 Incentive Plan set forth below is a summary of the material features of the 2024 Incentive Plan. This summary, however, does not purport to be a complete description of all the provisions of the 2024 Incentive Plan. Millrose does not currently have any employees and, as it is externally managed by the Manager.

General

The purpose of the 2024 Incentive Plan is to assist Millrose in attracting, retaining, motivating and rewarding certain employees, officers, directors, consultants and advisors, each if any, and directors of Millrose and its affiliates and promoting the creation of long-term value for stockholders of Millrose by closely aligning the interests of participants with those of stockholders.

Administration

The 2024 Incentive Plan is administered by the Compensation Committee. The Compensation Committee has the authority to construe and interpret the 2024 Incentive Plan, grant awards and make all other determinations necessary or advisable for the administration of the 2024 Incentive Plan.

Nonemployee Director Award Limits

The aggregate maximum value of all awards granted under the 2024 Incentive Plan (determined as of the date of grant) in any one calendar year to any non-employee director for service as a non-employee director during such calendar year, must not exceed $750,000. The independent members of the Board or the Compensation Committee may determine to make an exception to this limit, provided that the director for whom the exception is sought does not participate in such determination.

Eligibility

Employees, officers, directors, consultants and advisors of Millrose and its affiliates are eligible to receive awards under the 2024 Incentive Plan. The Compensation Committee determines who will receive awards and the terms and conditions associated with such awards.

Share Reserve and Counting

Millrose reserved 11,620,019 shares of Millrose Class A Common Stock for issuance under the 2024 Incentive Plan (the “Share Pool”).

Shares subject to awards granted under the 2024 Incentive Plan that are required to be paid in cash pursuant to their terms will not reduce the Share Pool. In addition, shares that are subject to awards granted under the 2024 Incentive Plan that terminate, expire or are cash-settled, canceled, forfeited, exchanged or surrendered without having been exercised, vested or settled will be available for issuance again under the Share Pool. For clarity, this includes (i) shares tendered by participants, or withheld by Millrose, as full or partial payment to Millrose upon exercise of options granted under the 2024 Incentive Plan; (ii) shares reserved for issuance upon the grant of stock appreciation rights (“SARs”), to the extent the number of reserved shares exceeds the number of shares actually issued upon the exercise of the SARs; and (iii) shares of Millrose Class A Common Stock withheld by or otherwise remitted to Millrose to satisfy tax withholding obligations upon the exercise, lapse of restrictions or settlement of awards under the 2024 Incentive Plan.

Awards

The 2024 Incentive Plan authorizes the award of stock options, restricted stock, RSUs, SARs and other stock-based awards. For stock options that are intended to qualify as incentive stock options (“ISOs”) under section 422 of the Code, the maximum number of shares subject to ISO awards is no more than 11,620,019 shares. All awards under the 2024 Incentive Plan are set forth in award agreements, which detail the terms and conditions of the awards, including any applicable vesting and payment terms and post-termination exercise limitations. A brief description of each award type follows.

•

Stock Options. Stock options provide for the purchase of shares of Millrose Class A Common Stock at an exercise price set on the grant date. The 2024 Incentive Plan provides for the grant of ISOs only to employees of Millrose and its affiliates. Nonqualified options may be granted to employees, officers, directors and consultants of Millrose and its affiliates. The exercise price of each option to purchase shares of Millrose Class A Common Stock must be at least equal to the fair market value of shares of Millrose Class A Common Stock on the date of grant. The exercise price of ISOs granted to 10% or more stockholders must be at least equal to 110% of the fair market value of shares of Millrose Class A Common Stock on the date of grant. Options granted under the 2024 Incentive Plan may be exercisable at such times and subject to such terms and conditions as the Compensation Committee determines. The maximum term of options granted under the 2024 Incentive Plan is ten years (five years in the case of ISOs granted to 10% or more stockholders). No dividend or dividend equivalent rights shall be paid out on options.

•

Restricted Stock. The Compensation Committee may grant awards consisting of shares of Millrose Class A Common Stock subject to certain restrictions that will lapse upon the terms that the Compensation Committee determines at the time of grant. The Compensation Committee will determine the requirements for the lapse of the restrictions for the restricted stock awards, which may be based on the service of the participant for a specified time period or the attainment of one or more performance goals. Participants holding restricted stock awards will have the rights of a stockholder and to receive all dividends and other distributions with respect thereto, unless the Compensation Committee determines otherwise to the extent permitted under applicable law. If a participant has the right to receive dividends paid with respect to a restricted stock award, such dividends shall not be paid to the participant until the underlying award vests. Unless otherwise provided in an award agreement or otherwise, vesting will cease on the date the participant no longer provides services to Millrose and unvested shares will be repurchased by Millrose as soon as practicable following such termination. Any shares granted under a restricted stock award are nontransferable, except in limited circumstances.

•

RSUs. An RSU is a notional unit representing the right to receive one share of Millrose Class A Common Stock (or the cash value of one share of common stock) on a specified settlement date. The Compensation Committee may grant awards consisting of RSUs subject to restrictions on sale and transfer. The Compensation Committee may condition the grant or vesting of RSUs on the achievement of performance conditions and/or the satisfaction of a time-based vesting schedule. Unless otherwise determined by the Compensation Committee at the time of award, vesting will cease on the date the participant no longer provides services to Millrose and unvested RSUs will be forfeited. Further, unless otherwise set forth in a Participant’s award agreement, a Participant shall be not entitled to dividends or dividend equivalents with respect to RSUs prior to settlement.

•

Stock Appreciation Rights. SARs provide for a payment, or payments, in cash, shares of Millrose Class A Common Stock or other property, as specified in the applicable award, to the holder based upon the difference between the fair market value of shares of Millrose Class A Common Stock on the date of exercise and the stated base price of the stock appreciation right. The base price must be at least equal to the fair market value of shares of Millrose Class A Common Stock on the date the stock appreciation right is granted. SARs may vest based on time or achievement of performance conditions, as determined by the Compensation Committee in its discretion. The maximum term of SARs granted under the 2024 Incentive Plan is ten years. No dividends or dividend equivalents shall be paid on SARs.

•

Other Stock-Based Awards. The Compensation Committee is authorized, subject to limitations under applicable law, to grant participants other awards under the 2024 Incentive Plan that may be denominated or payable in, valued in whole or in part by reference to, or otherwise based upon or related to Millrose Class A Common Stock. The Compensation Committee may also grant shares of Millrose Class A Common Stock as a bonus and grant awards in lieu of obligations of Millrose or its affiliates to pay cash or deliver property under the 2024 Incentive Plan or other plans or compensatory arrangements.

Adjustment

In the event of changes in the outstanding Millrose Class A Common Stock or in the capital structure of Millrose (i) by reason of stock dividends, extraordinary cash dividends, stock splits, reverse stock splits, recapitalizations, reorganizations, mergers, amalgamations, consolidations, combinations, exchanges or other relevant changes in capitalization, (ii) in connection with any extraordinary dividend declared and paid in respect of shares of Millrose Class A Common Stock, or (iii) in the event of any change in applicable laws or circumstances, in each case, that results in or could result in, in either case, as determined by the Compensation Committee in its sole discretion, any substantial dilution or enlargement of the rights intended to be granted to, or available for, participants in the 2024 Incentive Plan, awards shall be equitably and proportionally adjusted or substituted, as determined by the Compensation Committee, in its sole discretion, as to the number, price or kind of a share of Millrose Class A Common Stock, other securities or other consideration subject to such awards.

Generally, except as otherwise provided by the Compensation Committee in an award agreement or otherwise, in connection with certain corporate events, including but not limited to, a “change in control” (as defined in the 2024 Incentive Plan), the Compensation Committee may provide for any one or more of the following (i) the assumption or substitution of any or all awards in connection therewith, with awards that vest based on performance criteria being deemed earned at the target level (or if no target is specified, the maximum level) and converted into solely service-based vesting awards, (ii) the acceleration of vesting of any or all awards not assumed or substituted in connection with the corporate event (with vesting of performance-based awards deemed earned at the target level (or if no target is specified, the maximum level), unless otherwise specified in the applicable award agreement), (iii) the cancellation of any or all awards not assumed or substituted in connection with such corporate event (whether vested or unvested) together with the payment to participants holding vested awards so canceled of an amount in respect of cancellation based on the per-share consideration being paid for the Millrose Class A Common Stock in connection with such corporate event (or $0 in the case of options, SARs or other awards where the per-share consideration is less than the applicable exercise or base price), (iv) the cancellation or any or all options, SARs and other awards subject to exercise not assumed or substituted in connection with any such corporate event (whether vested or unvested), after providing the holder thereof with a period of at least ten days to exercise such awards and (v) the replacement of any and all awards (subject to certain limitations) with a cash incentive program that preserves the value of the awards so replaced.

Plan Amendment and Termination

The Board or Compensation Committee may amend the 2024 Incentive Plan and awards at any time and from time to time. The Board or the Compensation Committee may suspend or terminate the 2024 Incentive Plan at any time. Unless sooner terminated, the 2024 Incentive Plan shall terminate on the day before the tenth anniversary of the date the stockholders approve the 2024 Incentive Plan. No awards may be granted under the 2024 Incentive Plan while it is suspended.

Compensation of Directors

Independent Director Compensation

During 2024, Millrose was not an independent public company and did not pay any director compensation. For the year ending December 31, 2025, the initial Millrose director compensation program for independent directors is as follows:

•

an annual equity retainer of either restricted shares of Millrose Class A Common Stock or RSUs covering shares of Millrose Class A Common Stock, in each case, having a grant date fair value equal to $150,000;

•	an annual cash retainer of $80,000;

•

an additional annual cash retainer of $40,000, $20,000 and $10,000 for service as chairperson of the Audit Committee, chairperson of the Compensation Committee, and chairperson of the Nominating and Corporate Governance Committee, respectively, and an additional annual cash retainer of $15,000, $10,000, and $7,500 for service as a member (other than as a chairperson) of the Audit Committee, Compensation Committee, and Nominating and Corporate Governance Committee, respectively; and an additional $50,000 annual cash retainer for the chair of the Board.

In April of 2025, the Compensation Committee approved awards of 5,660 restricted stock units for each of the Millrose directors. The RSUs vest upon the earlier of (i) the first anniversary date of the grant or (ii) the date of Millrose’s annual stockholder meeting following the grant date.

Millrose also reimburses all members of the Board for their reasonable expenses incurred in attending Board and committee meetings. All cash compensation for directors is covered by the Management Fee and not separately paid by Millrose, in accordance with the Management Agreement. To the extent any portion of directors’ compensation consists of equity, such awards would need to be approved by the Compensation Committee or the Board and separately issued pursuant to a Millrose equity compensation plan. See “—2024 Omnibus Incentive Plan” above for more information.

Millrose’s Compensation Committee periodically reviews and makes recommendations to its Board regarding the form and amount of compensation for directors. The Compensation Committee is responsible for recommending to the Board for approval the structure and amount of non-employee director compensation, and such recommendations shall be made in consultation with a reputable executive compensation consulting firm that the Compensation Committee shall elect and engage.

Compensation Committee Interlocks and Insider Participation

During the fiscal year ended December 31, 2024, Millrose was not an independent public company and did not have a Compensation Committee.

POLICIES WITH RESPECT TO CERTAIN ACTIVITIES

The following is a discussion of certain of Millrose’s policies with respect to real estate, dispositions, financing, conflict of interests and certain other activities. The policies with respect to these activities may be amended and revised from time to time at the discretion of the Manager and Millrose’s Board without notice to or a vote of Millrose’s stockholders.

Investment Policies

Real Estate Investments

Millrose’s real estate investment policies, including with respect to assets acquired primarily for income, adhere closely to the Program Criteria with respect to any acquisitions of Future Property Assets made pursuant to the Lennar Agreements.

Related Ventures

Millrose also may participate with third parties in land acquisition, financing of land acquisition and Horizonal Development through related ventures, joint ventures, partnerships or other types of co-ownership. These types of investments may permit Millrose to own interests in larger properties or land without unduly decreasing Millrose’s diversification and, therefore, provide Millrose with flexibility in structuring Millrose’s Real Estate Portfolio. Millrose will not, however, enter into a joint venture or other partnership arrangement to make an investment that would not otherwise meet Millrose’s real estate investment policies.

Millrose may enter into joint ventures, partnerships, and other co-ownership arrangements with real estate developers, Land Banking providers and other third parties, including affiliates of the Manager, for the acquisition, development and improvement of the properties and land included in Millrose’s Real Estate Portfolio. Millrose expects that a joint venture will create an alignment of interest with a private source of capital for the benefit of Millrose’s stockholders, by leveraging Millrose’s Land Banking expertise in order to achieve one or more of Millrose’s investment objectives.

Additionally, Lennar participates in the entitlement, zoning, acquisition, and development of land through its ownership interest in certain Lennar Related Ventures and its ownership interest in other affiliates. Such affiliates may in the future enter into arrangements with Millrose to use the HOPP’R on terms and conditions similar to the Lennar Agreements.

In determining whether to invest in a particular joint venture, the Manager evaluates the properties that such joint venture owns or is being formed to own under the same criteria described elsewhere in this prospectus for Millrose’s selection of Real Estate Portfolio.

In the event that any joint venture with an entity affiliated with the Manager holds interests in more than one property, the interest in each may be specially allocated based upon the respective proportion of funds invested by each co-venturer. Entering into joint ventures with other programs sponsored by affiliates of the Manager will result in conflicts of interest. See “Risk Factors—Risks Related to Millrose’s Management Structure.”

Dispositions

All of Millrose’s dispositions of the Lennar Assets acquired from Lennar or from a Lennar Related Venture are governed by the terms of the Master Program Agreement, unless Millrose enters into arrangements with Lennar other than the Lennar Agreements. The dispositions of Future Property Assets for any future customers, including any Lennar Related Ventures and any Other Customers, as

applicable, will be subject to the agreements that the Manager will negotiate and enter into with each such parties. A summary of the key terms and provisions of the Lennar Agreements can be found under “Millrose’s Business—Summary of Operational Agreements.”

Separately, Millrose may also sell properties outside of the scope of the Master Program Agreement, in the event Lennar forfeits or terminates its Purchase Options with respect to any properties subject to the terms of the Lennar Agreements. In that case, the Manager will determine whether a particular property or real estate-related investment should be sold or otherwise disposed of after consideration of the relevant factors, including prevailing economic conditions, with a view toward maximizing Millrose’s investment objectives. Millrose may hold each property or real estate-related investment Millrose acquires for an extended period. However, circumstances might arise which could result in a shortened holding period for certain investments. Subject to the Lennar Agreements, a property or real estate-related investment may be sold before the end of the expected holding period if: (1) diversification benefits exist associated with disposing of the property and rebalancing Millrose’s investment portfolio; (2) an opportunity arises to pursue a more attractive real estate investment; (3) the value of the property might decline; (4) the property was acquired as part of the Transferred Assets and does not meet Millrose’s general acquisition criteria; (5) an opportunity exists to enhance overall investment returns by raising capital through sale of the property; or (6) the sale of the property is in the best interest of Millrose’s stockholders.

Financing and Leverage Policy

Millrose may, from time to time, employ leverage in Millrose’s capital structure in amounts determined from time to time by the Manager and Millrose’s Board. Millrose entered into the Revolving Credit Agreement, which provides for the Revolving Credit Facility, completed the offering of the 2030 Notes and completed the offering of the 2032 Notes, and may also seek to pursue additional debt financing, all of which may be available to manage cash needs and reduce drag on returns, as well as for use to provide financing to Other Customers, but there is no guarantee that such sources of additional cash will be obtained or will be sufficient to cover all of Millrose’s business growth initiatives. Additionally, the ability of Millrose to obtain additional debt financing is subject to the Debt to Equity Ratio Limit. Although Millrose’s Board has not adopted, and does not intend to adopt, a policy that limits the total amount of debt that Millrose may incur, it will consider a number of factors in evaluating Millrose’s level of debt from time to time, as well as the amount of such debt that will be either fixed or variable rate and recourse, non-recourse or limited recourse. Millrose’s Charter and Bylaws do not limit the amount or percentage of debt that Millrose may incur, and they do not restrict the form in which Millrose’s debt may be taken (including recourse or non-recourse debt, cross collateralized debt, etc.). Millrose’s Board is able from time to time to modify Millrose’s debt policy in light of then-current economic conditions, relative costs of debt and equity capital, market values of Millrose’s land assets, general market conditions for debt and equity securities, fluctuations in the market price of Millrose common stock, growth and acquisition opportunities and other factors. However, pursuant to the Lennar Agreements, Millrose may not enter into any third-party financing arrangements if such financing arrangement would cause Millrose’s debt to equity ratio to exceed 1:1, unless Millrose obtains the prior approval of Lennar.

Conflict of Interest Policies

Millrose’s Charter, Bylaws and other corporate governance documents do not restrict any of Millrose’s directors, stockholders or affiliates from having a pecuniary interest in a transaction in which Millrose has an interest or from conducting, for their own account, business activities of the type Millrose conducts. However, Millrose’s policies are designed to eliminate or minimize potential conflicts of interest.

The Management Agreement has provisions addressing possible conflicts of interest between the Manager and Millrose.

A “conflict of interest” occurs when a director’s, officer’s or employee’s or the Manager’s private interest interferes in any way, or appears to interfere, with the interests of Millrose. Millrose’s Board has adopted a Code of Business Conduct and Ethics, which prohibits personal conflicts of interest. The Code of Business Conduct and Ethics provide that any situation that involves, or may reasonably be expected to involve, a conflict of interest must be disclosed immediately to a member of Millrose’s Audit Committee.

Millrose’s Board also adopted a written related person transaction policy. The purpose of this policy is to describe the procedures used to identify, review, approve and disclose, if necessary, any transaction, arrangement or relationship (or any series of similar transactions, arrangements or relationships) in which (x) Millrose was, is or will be a participant, (y) the aggregate amount involved exceeds $120,000 and (z) a related person has or will have a direct or indirect interest. This policy may not be successful in eliminating the influence of conflicts of interest or related person transactions. If it is not successful, decisions could be made that might fail to reflect fully the interests of all stockholders.

In addition, under the terms of the Management Agreement, the Manager reports to the Board the existence of any condition or circumstance, existing or anticipated, of which it has knowledge, which creates or is reasonably likely to create a conflict of interest between the Manager’s obligations to Millrose and its obligations to or its interest in any other partnership, corporation, firm, individual, trust or association. Any such potential or actual conflict of interest must be approved by a majority of the Board’s independent directors, except with respect to Land Banking relationships that the Manager or its affiliates may engage in.

In addition to Millrose’s Code of Business Conduct and Ethics, all of the Manager’s employees are obligated to adhere to KL’s written code of ethics, which encompasses directives aimed at mitigating conflicts of interest and necessitates prior approval for any stock investments made by KL employees. Such code has a stringent framework for ethical conduct within the organization, emphasizing integrity and transparency.

Interested Director Transactions

Pursuant to the MGCL, a contract or other transaction between Millrose and a director or between Millrose and any other corporation or other entity in which any of Millrose’s directors is a director, or has a material financial interest, is not void or voidable solely on the grounds of such common directorship or interest, the presence of such director at the meeting at which the contract or transaction is authorized, approved or ratified or the counting of the director’s vote in favor thereof, provided that:

•

the fact of the common directorship or interest is disclosed or known to Millrose’s Board or a committee of Millrose’s Board, and Millrose’s Board or committee authorizes, approves or ratifies the transaction or contract by the affirmative vote of a majority of disinterested directors, even if the disinterested directors constitute less than a quorum;

•

the fact of the common directorship or interest is disclosed or known to Millrose’s stockholders entitled to vote thereon, and the transaction or contract is authorized, approved or ratified by a majority of the votes cast by the stockholders entitled to vote other than the votes of shares owned of record or beneficially by the interested director or corporation, firm or other entity; or

•	the transaction or contract is fair and reasonable to Millrose.

Reporting Policies

The Manager, on Millrose’s behalf, is required to make available to Millrose’s stockholders audited annual financial statements and unaudited quarterly financial statements. Additionally, Millrose is subject to the information reporting requirements of the Exchange Act, pursuant to which Millrose is required to file periodic and current reports, proxy statements and other information, including audited financial statements, with the SEC.

Policies with Respect to Other Activities

Millrose’s Charter and Bylaws do not restrict Millrose’s ability to offer common stock or other securities in exchange for property (other than additional Millrose Class B Common Stock), or to repurchase or otherwise acquire Millrose common stock or other securities in the open market or otherwise, and Millrose may engage in such activities in the future. Millrose does not expect that Millrose’s Board will cause Millrose to repurchase any Common Stock in the near term, although Millrose may do so in the future.

As of the date of this prospectus, Millrose has not engaged in trading, underwriting, or agency distribution or sale of securities of other issuers and does not intend to do so. Millrose has and may from time to time engage in loan transactions with third parties. See “Management’s Discussion and Analysis of Financial Condition and Results of Operations—Options Fee Revenues and Other Related Income.” At all times, Millrose intends to make investments in such a manner as to qualify as a REIT, unless, because of circumstances or changes in the Code or the applicable Treasury Regulations or in Millrose’s business prospects, Millrose’s Board determines that it is no longer in Millrose’s best interest to qualify as a REIT. Millrose intends to make investments in such a way that Millrose will not be treated as an investment company under the Investment Company Act.

COMPARISON OF STOCKHOLDER RIGHTS

Upon completion of the Exchange Offer, Lennar stockholders who exchange their shares of Lennar Class A Common Stock for shares of Millrose Class A Common Stock will become stockholders of Millrose. The rights of Millrose stockholders are governed by and subject to the provisions of Maryland law and will be governed by Millrose’s Charter and Bylaws, rather than the provisions of Delaware law and the restated certificate of incorporation and by-laws of Lennar.

The following is a summary of certain important differences between Millrose’s Charter and Bylaws and Lennar’s restated certificate of incorporation and by-laws. As previously indicated, unless the context otherwise requires or unless expressly indicated, it is assumed throughout this prospectus, including this summary, that the Exchange Offer is fully subscribed and that all shares of Millrose Class A Common Stock held by Lennar are distributed pursuant to the Exchange Offer. Share amounts in the table below are as of September 30, 2025 and August 31, 2025 for Millrose and Lennar, respectively.

This summary is not a complete statement of the rights of stockholders of the two companies or a complete description of the specific provisions referred to below. This summary is qualified in its entirety by reference to Lennar’s and Millrose’s constitutive documents (as such documents may be amended), which you should read. Lennar’s restated certificate of incorporation has been publicly filed with the SEC as Exhibit 3.1 to Lennar’s Form 10-K Annual Report for the fiscal year ended November 30, 2019, and has been amended by Lennar’s certificate of amendment to restated certificate of incorporation, which has been publicly filed with the SEC as Exhibit 3.1 to Lennar’s Current Report on Form 8-K, dated April 10, 2024, and Lennar’s by-laws have been publicly filed with the SEC as Exhibit 3.1 to Lennar’s Current Report on Form 8-K, dated September 28, 2022. Links to these Lennar documents are available in the exhibits section of its Annual Report on Form 10-K for the year ended November 30, 2024. To find out where you can get copies of these documents, see “Incorporation by Reference.” Copies of Millrose’s Charter and Bylaws are filed as exhibits to the registration statement of which this prospectus forms a part.

No offer is being made to the holders of shares of Lennar Class B Common Stock, and such holders are not eligible to participate in the Exchange Offer.

Authorized Capital Structure and Liquidation Rights of Millrose and Lennar

	Millrose	Lennar

Capitalization

Millrose Class A Common Stock, par value $0.01 per share

•

275,000,000 shares authorized:

•

154,183,686 shares issued and outstanding at September 30, 2025

Millrose Class B Common Stock, par value $0.01 per share

•

175,000,000 shares authorized:

•

11,819,811 shares issued and outstanding at September 30, 2025

Millrose preferred stock, no par value

•

50,000,000 shares authorized

•

0 shares issued and outstanding at September 30, 2025

Lennar Class A Common Stock, par value $0.10 per share

•

400,000,000 shares authorized

•

261,530,577 shares issued and 223,803,530 shares outstanding at August 31, 2025

Lennar Class B Common Stock, par value $0.10 per share

•

90,000,000 shares authorized

•

36,601,215 shares issued and 31,217,013 outstanding at August 31, 2025

Lennar preferred stock, no par value

•

500,000 shares authorized

•

0 shares issued and outstanding at August 31, 2025

	Millrose	Lennar

Voting Rights

Each share of Millrose Class A Common Stock entitles the holder to one vote on each matter submitted to a vote of stockholders. Each share of Millrose Class B Common Stock entitles the holder to ten votes on each matter submitted to a vote of stockholders, except when voting together with the holders of the Millrose Class A Common Stock, each holder of record of Millrose Class B Common Stock is entitled to the greater of: (a) ten votes for each share of Millrose Class B Common Stock held in the holder’s name or (b) that number of votes for each share of Millrose Class B Common Stock held in the holder’s name that would entitle the outstanding shares of Millrose Class B Common Stock to cast, in the aggregate, 35% of the votes entitled to be cast on the matter. Except as stated in the Charter, with respect to all matters upon which stockholders are entitled to vote, the holders of the outstanding shares of Millrose Class A Common Stock and the holders of the outstanding shares of Millrose Class B Common Stock will vote together without regard to class (except as to the number of votes per share).

Notwithstanding the foregoing, any amendment to the Charter (except for those amendments permitted to be made without stockholder approval under Maryland law or by specific provision in the Charter) must be approved by the holders of two-thirds in voting power of the Millrose Class A Common Stock and Millrose Class B Common Stock, voting together without regard to class. Additionally, any merger, consolidation, sale of all or substantially all of Millrose’s assets or other business combination requiring stockholder approval under Maryland law must be approved by both (i) a majority in voting power of all the votes entitled to be cast on the matter by holders of Millrose Class A Common

Each share of Lennar Class A Common Stock entitles the holder to one vote on each matter, and each share of Lennar Class B Common Stock entitles the holder to ten votes on each matter submitted to the vote of the common stockholders. With respect to matters on which stockholders are entitled to vote, holders of shares of Lennar Class A Common Stock and Lennar Class B Common Stock vote together as a single class; provided, however, that amendments to provisions of Lennar’s Certificate of Incorporation relating to the Lennar Class A Common Stock or the Lennar Class B Common Stock require the approval of a majority of the shares of Lennar Class A Common Stock which are voted with regard to them, as well as approval of a majority in voting power of all the outstanding Lennar Class A Common Stock and Lennar Class B Common Stock combined. Also, under the DGCL, certain matters affecting the rights of holders of only Lennar Class A or Lennar Class B Common Stock may require approval of the holders of the Lennar Class A or Lennar Class B Common Stock voting as a separate class. The holders of Lennar’s common stock do not have cumulative voting rights.

	Millrose	Lennar

Stock and Millrose Class B Common Stock, voting together without regard to class, and (ii) a majority of all the votes entitled to be cast on the matter by all holders of Millrose Class B Common Stock, voting as a separate class. Once there are no longer any shares of Millrose Class B Common Stock outstanding, such business combinations and Charter amendments must be approved by the affirmative vote of stockholders entitled to cast a majority of all of the votes entitled to be cast on the matter, except for any business combinations or Charter amendments which do not require stockholder approval under Maryland law.

In addition, so long as any shares of Millrose Class B Common Stock are outstanding, Millrose shall not, without the affirmative vote of the holders of at least two-thirds of the shares of Millrose Class B Common Stock outstanding, voting separately as a class, issue additional shares of Millrose Class B Common Stock (other than in connection with dividends or other distributions paid with shares of Millrose Class B Common Stock solely to holders of Millrose Class B Common Stock), and no other vote of the stockholders shall be required.

Rights of Holders of Preferred Stock

Millrose may issue Millrose Preferred Stock with any rights and preferences that may be authorized by the Board. These rights and preferences might include some or all of:

•

Preferential rights to dividends, which might be fixed or participating, and might or might not be cumulative;

•

Special voting rights, including rights to elect directors without the vote of other classes of Millrose’s capital stock;

•

Rights to convert the Millrose Preferred Stock into shares of

Lennar may issue preferred stock with any rights and preferences that may be authorized by its board of directors. These rights and preferences might include some or all of:

•

Preferential rights to dividends, which might be fixed or participating, and might or might not be cumulative;

•

Special voting rights, including rights to elect directors without the vote of other classes of Lennar’s capital stock;

•

Rights to convert Lennar’s preferred stock into shares of

	Millrose	Lennar

Millrose common stock or other securities;

•

Rights to require Millrose to redeem shares or provisions giving Millrose the right to redeem shares;

•

Rights to benefit from sinking funds;

•

Preferential rights to distributions on liquidation;

•

Preemptive rights; or

•

Other special rights or preferences.

Lennar Common Stock or other securities;

•

Rights to require Lennar to redeem shares or provisions giving Lennar the right to redeem shares;

•

Rights to benefit from sinking funds;

•

Preferential rights to distributions on liquidation;

•

Preemptive rights; or

•

Other special rights or preferences.

Number of Directors

The Charter provides that the number of Millrose’s directors may be established, increased or decreased only by the Board pursuant to the Bylaws but may not be fewer than one, the minimum required by the MGCL.

Lennar’s certificate of incorporation and Lennar’s by-laws provide that the Lennar board of directors shall consist of not less than three nor more than 15, with the exact number of directors to be members determined from time to time by the Lennar board of directors.

Removal of Directors

Subject to the rights of holders of shares of one or more classes or series of Millrose Preferred Stock to elect or remove one or more directors, any director may be removed from office at any time, with or without cause, by the affirmative vote of two-thirds of the total outstanding votes of all stockholders of Millrose Class A Common Stock and Millrose Class B Common Stock entitled to be cast, voting together without regard to class. These provisions, when coupled with the exclusive power of the Board to fill vacancies on the Board, will preclude stockholders from removing incumbent directors (except upon a substantial affirmative vote) and filling the vacancies created by such removal with their own nominees.

Lennar’s by-laws provide that directors may be removed with or without cause by vote of the holders of a majority in voting power of the outstanding shares that are entitled to be voted with regard to elections of directors, except that if a director is elected by the holders of one or more classes or series, that director may be removed without cause only by vote of a majority in voting power of the shares of that class or series, or those classes or series.

Vacancies on the Board of Directors

Subject to the terms of any class or series of Millrose Preferred Stock that may be issued in the future, vacancies on the Board may be filled only by the affirmative vote of a majority of the remaining directors, even if the remaining directors do not constitute a

Lennar’s by-laws provide that newly created directorships resulting from an increase in the number of directors and vacancies occurring in the board of directors may be filled by vote of a majority of the directors then in office, even if less than a quorum exists. A

	Millrose	Lennar

quorum, and any director elected to fill a vacancy will hold office for the remainder of the full term of the directorship in which the vacancy occurred and until his or her successor is duly elected and qualifies.

director elected to fill a vacancy, including a vacancy created by a newly created directorship, will serve until the next annual meeting of stockholders and until such director’s successor is elected and qualified.

Special Meetings

The Bylaws provide that special meetings of stockholders may be called by the chair of the Board, the chief executive officer, the president or the Board and must also be called by Millrose’s secretary to act on any matter that may properly be considered at a meeting of stockholders upon the written request of stockholders entitled to cast not less than a majority of all the votes entitled to be cast on such matter at the meeting. Only matters set forth in the notice of the special meeting may be considered and acted upon at such a meeting.

Under Lennar’s by-laws, a special meeting of the shareholders may be called at any time for any purpose or purposes by Lennar’s board of directors or by the chief executive officer, if there is one, or if there is no chief executive officer, by the president, and must be called by the president or the secretary upon the written request of a majority of the directors or upon the written request of the holders of at least a majority of all the outstanding shares of any class entitled to vote on the action proposed to be taken. Each written request must state the time, place and purpose or purposes of the proposed meeting. A special meeting of stockholders called by the board of directors, the chief executive officer or the president, other than one required to be called by reason of a written request of stockholders, may be postponed, rescheduled or cancelled by the board of directors at any time before the scheduled commencement of the meeting.

Stockholder Action by Written Consent

Any action required or permitted to be taken at any meeting of stockholders may be taken without a meeting (a) if a unanimous consent setting forth the action is given in writing or by electronic transmission by each stockholder entitled to vote on the matter and filed with the minutes of proceedings of the stockholders or (b) if a consent in writing or by electronic transmission of stockholders entitled to cast not less than the minimum number of votes that would be necessary to authorize or take the action at a meeting of stockholders at which all stockholders entitled to vote on the matter are present and all eligible shares are voted is delivered to Millrose in accordance with the MGCL. Millrose shall give notice of any action taken by

Whenever the vote of stockholders at a meeting is required or permitted in connection with any corporate action, the meeting and vote may be dispensed with if the action is consented to in writing, or by electronic transmission, by the holders of shares on a record date fixed by the board of directors having at least the minimum number of votes that would be required to authorize the action at a meeting at which all shares entitled to vote were present and voted. Any stockholder who would be entitled to propose stockholder action with regard to a matter will have the right to request that the board of directors fix a record date for the taking of the action by written consent, which request will contain all the information which would be required to

	Millrose	Lennar
less than unanimous consent to each stockholder not later than ten days after the effective time of such action.

propose the action for a vote of stockholders at a special meeting. if the board of directors does not within 30 days after it is properly requested to do so fix a record date that is not later than 45 days after the date of the request, the record date will automatically be the 45th day after the date of the request.

Quorum of Stockholders

The presence either in person or by proxy of stockholders entitled to cast a majority of all the votes entitled to be cast at a meeting will constitute a quorum. Generally, the affirmative vote of a majority of all votes cast is necessary to take stockholder action, except as described above and below and except that a plurality of all the votes cast at a meeting of stockholders duly called and at which a quorum is present is sufficient to elect a director in a contested election.

Except as otherwise required by law or Lennar’s restated certificate of incorporation, the presence in person or by proxy of holders of a majority in voting power, and not less than one-third in number, of the shares entitled to vote at a meeting of stockholders will be necessary, and will constitute a quorum, for the transaction of business at such meeting.

Advance Notice Procedures for a Stockholder Proposal or Director Nomination

The Bylaws provide that with respect to an annual meeting of stockholders, nominations of individuals for election to the Board and the proposal of business to be considered by Millrose’s stockholders may be made only (1) pursuant to Millrose’s notice of the meeting, (2) by or at the direction of Millrose’s Board or (3) by a stockholder who is a stockholder of record at the record date set by the Board for the purpose of determining stockholders entitled to vote at the annual meeting, at the time of giving the notice required by the Bylaws and at the time of the meeting (and any postponement or adjournment thereof), who is entitled to vote at the meeting in the election of each individual nominated or on such other business and who has complied with the advance notice procedures of the Bylaws. With respect to special meetings of stockholders, only the business specified in Millrose’s notice of the meeting may be brought before the meeting. Nominations of individuals for election to the Board at a special meeting may be made only (1) by or at the direction of the Board or

Nominations for the election of directors, and the proposal of other business, to be brought before any annual or special stockholders’ meeting may be made by (x) the board of directors or a committee appointed by the board of directors for such purpose or (y) any Lennar stockholder who (i) is entitled to vote at the meeting, (ii) has given timely notice in proper written form of such stockholder’s intent to make such nomination or nominations or to make such other proposal and has otherwise complied with the requirements set forth in Lennar’s by-laws, and (iii) was a stockholder of record (1) at the time of giving of such notice, (2) on the record date for determination of Lennar stockholders entitled to vote at the meeting, and (3) at the time of the meeting. To be timely, a stockholder of record delivering a notice of any nomination or other business proposed to be brought before a meeting must deliver such notice to Lennar’s secretary at Lennar’s principal executive offices within the time set forth in Lennar’s by-laws.

	Millrose	Lennar

(2) provided that the meeting has been called for the purpose of electing directors, by a stockholder who is a stockholder of record at the record date set by the Board for the purpose of determining stockholders entitled to vote at the special meeting, at the time of giving the advance notice required by the Bylaws and at the time of the meeting (and any postponement or adjournment thereof), who is entitled to vote at the meeting in the election of each individual nominated and who has complied with the advance notice provisions of the Bylaws.

The advance notice procedures of the Bylaws provide that, to be timely, a stockholder’s notice with respect to director nominations or other proposals for an annual meeting must be delivered to Millrose’s secretary at its principal executive office not earlier than the 120th day nor later than 5:00 p.m., Eastern Time, on the 90th day prior to the first anniversary of the date of the proxy statement for Millrose’s preceding year’s annual meeting. In the event that the date of the annual meeting is advanced or delayed by more than 30 days from the first anniversary of the date of the preceding year’s annual meeting, to be timely, a stockholder’s notice must be delivered not earlier than the 120th day prior to the date of such annual meeting and not later than 5:00 p.m., Eastern Time, on the close of business on the later of the 90th day prior to the date of such annual meeting or the tenth day following the day on which public announcement of the date of such meeting is first made.

Amendment of Certificate of Incorporation

Under the MGCL, a Maryland corporation generally cannot amend its charter unless advised by its Board and approved by the affirmative vote of stockholders entitled to cast at least two-thirds of the votes entitled to be cast on the matter unless a lesser percentage (but not less than a

The DGCL generally provides that a corporation may amend its certificate of incorporation upon the adoption of a resolution setting forth the proposed amendment by the board of directors of the corporation and by the affirmative vote of holders of a majority of the outstanding stock entitled to vote and a

	Millrose	Lennar

majority of all of the votes entitled to be cast on the matter) is set forth in the corporation’s charter. The Charter may be amended only if the amendment is declared advisable by the Board in accordance with the Charter and approved by the affirmative vote of stockholders entitled to cast a two-thirds of all of the votes entitled to be cast on the matter, with Millrose Class A Common Stock holders and Millrose Class B Common Stock holders voting together without regard to class, except for any amendments which do not require the approval of stockholders under Maryland law. Once there are no longer any shares of Millrose Class B Common Stock outstanding, the Charter generally may be amended only if the amendment is advised by the Board and approved by the affirmative vote of stockholders entitled to cast a majority of all of the votes entitled to be cast on the matter, except for any amendments which do not require the approval of stockholders under Maryland law.

majority of the outstanding stock of each class entitled to vote as a separate class, unless the certificate of incorporation provides for a different vote of the stockholders. Lennar’s restated certificate of incorporation does not specify a voting power requirement different than that required by the DGCL to approve amendments to Lennar’s restated certificate of incorporation.

Amendment of Bylaws

The Bylaws provide that the Board has power to adopt, alter, or repeal any provision of the Bylaws and to make new Bylaws. In addition, to the extent permitted by law, the Bylaws provide that the stockholders may alter or repeal any provision of the Bylaws and adopt new Bylaw provisions if any such alteration, repeal or adoption is approved by the affirmative vote of a majority of the votes entitled to be cast on the matter. Notwithstanding the foregoing, the Bylaws provide that the provision incorporating Millrose’s obligations under the Founder’s Rights Agreement may not be amended or deleted without Lennar’s consent, and that certain exemptions to the Control Share Act may not be amended or deleted without the consent of the Millers or Vanguard so long as the Millers or Vanguard are entitled to exercise more than one-tenth of the

Lennar’s by-laws may be altered, amended or repealed and new by-laws adopted by the holders of Lennar Class A common stock and Lennar Class B Common Stock voting as provided in Lennar’s restated certificate of incorporation, or by Lennar’s board of directors by a majority vote at any meeting called for that purpose.

	Millrose	Lennar
voting power of all outstanding shares of Millrose common stock.

Limitation of Liability of Directors and Officers

Maryland law permits a Maryland corporation to include in its charter a provision limiting the liability of its directors and officers to the corporation and its stockholders for money damages except for liability resulting from (1) actual receipt of an improper benefit or profit in money, property or services or (2) active and deliberate dishonesty established by a final judgment and that is material to the cause of action. The Charter contains a provision that eliminates the liability of Millrose’s directors and officers to the maximum extent permitted by Maryland law.

Lennar’s restated certificate of incorporation provides that no director or officer of Lennar shall be liable to Lennar or its stockholders for monetary damages for breach of fiduciary duty as a director, except for liability (i) for any breach of the director’s duty of loyalty to Lennar or its stockholders, (ii) for acts or omissions not in good faith or which involve intentional misconduct or a knowing violation of law, (iii) under Section 174 of the DGCL, or (iv) for any transaction from which the director or officer derived an improper personal benefit. In addition to the circumstances in which a director or officer of Lennar is not personally liable as set forth in the preceding sentence, a director or officer of Lennar is not liable to the fullest extent permitted by any amendment to the DGCL enacted following the date of Lennar’s restated certificate of incorporation that further limits the liability of a director or officer.

Exclusive Forum

The Bylaws provide that unless Millrose consents in writing to the selection of an alternative forum, any state court of competent jurisdiction within the State of Maryland, or, if such state courts do not have jurisdiction, the United States District Court located within the State of Maryland, shall be the sole and exclusive forum for (a) any internal corporate claim, as such term is defined in the MGCL, including without limitation: (i) any derivative action or proceeding brought on Millrose’s behalf, other than actions arising under federal securities laws, (ii) any claim, or any action or proceeding asserting a claim based on an alleged breach of any duty owed by any of Millrose’s directors or officers or employees to Millrose or to its stockholders, or (iii) any claim, or any action or proceeding asserting a claim against Millrose or any of its directors or officers or other employees arising under or pursuant to any provision of

Lennar’s restated certificate of incorporation does not include exclusive forum provisions.

	Millrose	Lennar

the MGCL, the Charter or Bylaws, or (b) any other action or proceeding asserting a claim against Millrose or any of its directors or officers or other employees that is governed by the internal affairs doctrine. None of the foregoing actions, claims or proceedings may be brought in any court sitting outside the State of Maryland unless Millrose consents in writing to such court.

Provided, however, that the exclusive forum requirements above do not apply to any action or proceeding under federal securities laws or claims arising under the Securities Act or the Exchange Act or any other claim for which the federal courts have exclusive jurisdiction.

Business Combinations with Interested Parties

Under the MGCL, business combinations between a Maryland corporation and an interested stockholder or an affiliate of an interested stockholder are prohibited for five years after the most recent date on which the interested stockholder becomes an interested stockholder. These business combinations include a merger, consolidation, share exchange, or, in circumstances specified in the statute, an asset transfer or issuance or reclassification of equity securities. An interested stockholder is defined as:

•

Any person who beneficially owns, directly or indirectly, 10% or more of the voting power of the corporation’s outstanding voting stock; or

•

An affiliate or associate of the corporation who, at any time within the two-year period prior to the date in question, was the beneficial owner, directly or indirectly, of 10% or more of the voting power of the then outstanding stock of the corporation.

A person is not an interested stockholder under the statute if the

Section 203 of the DGCL prohibits a Delaware corporation from engaging in a “business combination” with an “interested stockholder” for a period of three years following the time that such stockholder became an interested stockholder, with certain exceptions.

Under the DGCL, a “business combination” includes a merger, asset or stock sale or other transaction resulting in a financial benefit to the interested stockholder.

Generally, an “interested stockholder” is a person who, together with its affiliates and associates, owns (or within three years prior to the determination of interested stockholder status did own) 15% or more of a corporation’s voting stock.

In addition, a Delaware corporation may not engage, at any time, in any business combination with any interested shareholder of such corporation unless:

•

The board of directors approved either the business combination or the transaction which resulted in the stockholder becoming an interested stockholder;

Millrose	Lennar

board of directors approved in advance the transaction by which such person otherwise would have become an interested stockholder. However, in approving a transaction, the board of directors may provide that its approval is subject to compliance, at or after the time of approval, with any terms and conditions determined by the board of directors.

After the five-year prohibition, any business combination between the Maryland corporation and an interested stockholder generally must be recommended by the board of directors of the corporation and approved by the affirmative vote of at least:

•

80% of the votes entitled to be cast by holders of outstanding shares of voting stock of the corporation; and

•

Two-thirds of the votes entitled to be cast by holders of voting stock of the corporation other than shares of stock held by the interested stockholder with whom or with whose affiliate the business combination is to be effected or held by an affiliate or associate of the interested stockholder.

These super-majority vote requirements do not apply if the corporation’s common stockholders receive a minimum price, as defined under Maryland law, for their shares of common stock in the form of cash or other consideration in the same form as previously paid by the interested stockholder for its shares of common stock.

The statute permits various exemptions from its provisions, including business combinations that are exempted by the board of directors before the time that the interested stockholder becomes an interested stockholder. The Board adopted a resolution providing that any business combination between Millrose

•

Upon consummation of the transaction that resulted in the stockholder becoming an interested stockholder, the interested stockholder owned at least 85% of the voting stock of the corporation outstanding at the time the transaction commenced (excluding the shares owned by directors and officers and certain employee stock plans); or

•

At or subsequent to the time the stockholder became an interested stockholder, the business combination is approved by the corporation’s board of directors and authorized at an annual or special meeting of stockholders, and not by written consent, by the affirmative vote of at least two-thirds of the outstanding voting stock which is not owned by the interested stockholder.

Although under certain circumstances, a corporation may opt out of the applicability of Section 203, Lennar has not opted out of Section 203 and is therefore subject to the terms of this provision of the DGCL.

	Millrose	Lennar

and any other person is exempted from this statute, provided that such business combination is first approved by the Board, including by a majority of directors who are not affiliates or associates of such person. This resolution, however, may be altered or repealed in whole or in part at any time.

Consideration of Other Constituencies

Neither the MGCL nor the Charter or Bylaws contain specific provisions providing for the consideration of corporate constituencies other than Millrose’s stockholders and Millrose itself in determining whether a proposal or offer to acquire the corporation is in the best interest of the corporation.

Neither the DGCL nor Lennar’s restated certificate of incorporation or by-laws contain specific provisions providing for the consideration of corporate constituencies other than Lennar’s stockholders and Lennar itself in determining whether a proposal or offer to acquire the corporation is in the best interest of the corporation.

AGREEMENTS BETWEEN LENNAR AND MILLROSE AND OTHER RELATED PARTY TRANSACTIONS

Transactions with the Manager

The Manager is an affiliate and wholly-owned subsidiary of Kennedy Lewis. Kennedy Lewis and its affiliates provide structured capital solutions to publicly traded and private U.S. home builders for financing the acquisition of entitled land and the completion of Horizontal Development. This financing enables home builders to improve their capital efficiency by acquiring finished homesites on a “just in time” basis at the start of home construction, thereby reducing the home builder’s capital outlay and improving project level returns. Please see below for a description of the contractual relationship that governs the relationship between Millrose and the Manager.

Management Agreement

On the Distribution Date, Millrose and KL, as the Manager, entered into the Management Agreement. The Management Agreement requires the Manager to manage Millrose’s and its subsidiaries’ assets and day-to-day operations, subject to the supervision of the Board.

Pursuant to the terms of the Management Agreement, the Manager is responsible for, among other things, the acquisition, management and disposition of land assets and properties, compliance with laws and regulations, including as a public company, performing services and activities relating to the HOPP’R and ensuring compliance by Millrose with its responsibilities and obligations under the Lennar Agreements. In addition, the Manager is required to provide Millrose with sufficiently experienced and qualified personnel to perform all services, including officers of Millrose and its subsidiaries. Further, the Management Agreement includes a policy governing the allocation of investment opportunities not involving Lennar between Millrose and certain affiliates of Kennedy Lewis.

Pursuant to the Management Agreement, Millrose pays the Manager the Management Fee in an amount equal to 1.25% per annum of Tangible Assets (as defined in the Management Agreement) or 0.3125% per quarter to be calculated as set forth in the Management Agreement. The Management Fee is due and payable quarterly in advance as of the first day of each quarter. In addition, except for certain reimbursable expenses, all expenses incurred by Millrose and its subsidiaries in the ordinary course of business, including all Operating Expenses (as defined in the Management Agreement), will be paid for by the Manager and covered under the Management Fee.

The Management Agreement has an Initial Term of three years and will be automatically renewed for a one-year term on each anniversary date thereafter, unless earlier terminated or not renewed in accordance with the termination provisions of the Management Agreement, including, among other grounds, unsatisfactory performance by the Manager that is materially detrimental to Millrose and the Manager not presenting to the Board any candidates to succeed the Manager or the Key Men (as defined below), as applicable, for consideration within 60 calendar days. In the event of termination without cause, Millrose will pay the Manager a termination fee, as calculated in accordance with the Management Agreement. The Management Agreement also contains indemnification provisions by Millrose for the benefit of the Manager and its affiliates and by the Manager for the benefit of Millrose and its subsidiaries in certain circumstances.

In addition, the Management Agreement also includes a policy governing the allocation of investment opportunities not involving Lennar between Millrose and certain affiliates of Kennedy Lewis. Kennedy Lewis launched a Land Banking strategy in June 2021. Certain entities managed by affiliates of Kennedy Lewis are currently actively allocating capital in Land Banking: Fund III and KLRES. Fund III is advised by Kennedy Lewis Management LP and KLRES is advised by Kennedy Lewis Residential Property Income Advisors LLC, an affiliate and parent company of KL.

Under the Allocation Policy, the Manager will adhere to certain guidelines when allocating Land Banking investments not involving Lennar between Millrose, Fund III and KLRES during their respective investment periods, which may mean that certain Land Banking opportunities that would be advantageous for Millrose may instead be allocated to another entity advised by Kennedy Lewis.

During the time that KL serves as the Manager of Millrose, transactions with Other Customers that are directed by Lennar or others to Millrose, or that specifically request to engage in Land Banking with Millrose, including any follow-on transactions with such customers, KL will adhere to that preference and will direct 100% of the investment opportunity to Millrose, provided that Millrose has Available Capital (as defined in the Allocation Policy). Certain investment opportunities directly related to existing Land Banking investments of Kennedy Lewis or transactions with Other Customers that specifically request in writing not to engage with Millrose will be presented to Fund III and KLRES or through other KL vehicles. For all other transactions with Other Customers, KL will adhere to the allocation procedures in the Allocation Policy, which include assessing the entities suitable to accept an investment opportunity based on certain allocation considerations. Investment opportunities that are deemed appropriate for Millrose as well as Fund III and KLRES will be allocated on a rotation basis, such that Millrose will receive every other investment opportunity that is appropriate for Millrose, Fund III and KLRES.

Additionally, the Allocation Policy restricts Kennedy Lewis and its affiliates from raising funds, or engaging anybody else to raise funds for any entity or otherwise to provide Land Banking or any similar form of real estate financing, other than for Millrose or a subsidiary of Millrose, without consent of the Board, subject to certain exceptions.

Transactions with Lennar

Prior to the Exchange Offer, Lennar owns approximately 20% of the outstanding shares of Millrose common stock in the form of Millrose Class A Common Stock. Lennar will not exercise its voting rights with respect to this stock for as long as it retains the shares, and Lennar expects to dispose of this stock through the Exchange Offer. Millrose has not had any historical operations, business or record of financial performance (apart from what has been allocated to the Predecessor Millrose Business by Lennar). Please see below for a description of the contractual relationships that govern the relationship between Millrose and Lennar.

Founder’s Rights Agreement

On the Distribution Date, Millrose and U.S. Home, Lennar Homes Holding and CalAtlantic (together, the “Lennar Parties”), entered into the Founder’s Rights Agreement pursuant to which the Lennar Parties maintain certain rights and benefits set forth therein that are exclusive to the Lennar Parties and their affiliates and may not be granted to any other person by Millrose without the written consent of the Lennar Parties.

Pursuant to the Founder’s Rights Agreement, until such time as the aggregate value of all cash and capital assets contributed by the Lennar Parties and held at a given time by Millrose is less than 10% of their total assets, and remains continuously below such 10% threshold for six consecutive months (such event, a “Sunset Threshold Event”), in the event the Management Agreement is terminated for any reason or no reason, including if Millrose terminates the Manager, if KL resigns as Manager or if the Manager assigns the Manager’s interest in the Management Agreement in violation thereof, the Lennar Parties have the right to consent or withhold consent to Millrose’s selection of a new manager and/or execution of any successor Management Agreement, which consent may not be unreasonably withheld or conditioned. Upon receipt of notice that the Manager intends to terminate the Management Agreement, or upon Millrose’s determination to replace the Manager, Millrose will promptly notify the Lennar Parties thereof. Millrose will present to the Lennar Parties one or more replacement manager candidates and/or a draft successor management agreement, and the Lennar Parties will have ten business days to object to such candidate and/or draft. The Lennar Parties’ failure to object within the ten-business day period will be deemed an approval of the candidate(s) and/or draft, as applicable.

The Founder’s Rights Agreement also provides that, until the occurrence of a Sunset Threshold Event, in the event that (i) both David K. Chene and Darren L. Richman (collectively, the “Key Men”) cease to exercise control over the management or the decision-making process at Kennedy Lewis, (ii) both Key Men cease to exercise direct or indirect control over the management of Millrose or (iii) either Kennedy Lewis and/or either Key Man transfers any membership interests of the Manager, directly or indirectly, to a company (or any affiliate thereof) engaged primarily in the building of single family homes in the United States or acquiring and developing homesites in the United States, the Lennar Parties will have the Management Succession Consent Right. Within ten days of the date on which the Manager has reason to believe that there will be a Management Change of Control within the following 90 days, Millrose will notify the Lennar Parties of such development. Promptly upon Millrose’s receipt of candidate successors to replace Mr. Chene and/or Mr. Richman from the Manager, Millrose will provide to the Lennar Parties the relevant background information about such candidates. The Lennar Parties will have ten business days to evaluate the candidate(s) and approve or reject such candidate(s). The Lennar Parties’ failure to respond within the ten-business day period will be deemed an approval of the candidate(s).

The Founder’s Rights Agreement further provides that in the event that Millrose issues additional shares of Millrose Class A Common Stock (or any other equity securities in a manner consistent with its charter) within 18 months of the Distribution Date to any Other Customer in exchange for Future Property Assets (i.e., any future Homesites, prospective Homesites, properties or other related land assets that Millrose may acquire with and pursuant to its arrangements with its customers, including the Lennar Parties and Other Customers) in a transaction with an aggregate value in excess of $500 million at a price per share lower than the price per share received by the Lennar Parties in exchange for the contribution of the Initial Founder Assets (as defined in the Founder’s Rights Agreement) (each, a “Subsequent Bulk Assets Contribution”), Millrose will issue an additional number of shares of Millrose Class A Common Stock to Millrose stockholders (the “Additional Equity Issuance”) equal to the number of additional shares the Lennar stockholders that received common stock on the Distribution Date would have received if the Distribution had been executed at the same price per share as what the Other Customer received in connection with the Subsequent Bulk Assets Contribution (such right, the “Effective Equity Price Protection Right”). The Additional Equity Issuance will be calculated as set forth in the Founder’s Rights Agreement.

Pursuant to the Founder’s Rights Agreement the Lennar Parties have a “Capital Priority Right” which gives them a priority right to require Millrose to use its capital for HOPP’R transactions with the Lennar Parties. The Lennar Parties may exercise the Capital Priority Right (i) on the first day of the month immediately following the one-year anniversary of the Distribution Date; and (ii) thereafter, every three months on a designated date (each, a “Reservation Date”). On each Reservation Date, the Lennar Parties may reserve an amount up to the Priority Amount (as defined in the Founder’s Rights Agreement) for their activities pursuant to the Master Program Agreement, the Master Option Agreement, the Master Construction Agreement and any Multiparty Cross Agreement during the three-month period until the next Reservation Date (each such period, a “Reservation Period”) in accordance with the provisions set forth in the Founders’ Rights Agreement. The Capital Priority Right provides the Lennar Parties with an evergreen right to reserve for a certain period of time a certain amount of Millrose’s available capital exclusively for financing Future Property Asset acquisitions and land development activities (including the installation of all necessary infrastructure required to build homes, including drainage, sewage, water lines, roads, sidewalks, utility lines, grading, landscaping and, in certain cases, the construction of recreational facilities, common area elements and other amenities) for the Lennar Parties , which the Lennar Parties will “lose” if they do not “use” it during the applicable Reservation Period, subject to certain conditions.

In the event Millrose fails to convey any Homesite(s) to any Lennar Party (or any designee of a Founder Party), where any of the Lennar Parties is willing to pay the takedown price pursuant to the applicable Takedown Schedule of any Purchase Option, and such failure persists uncured for ten days following notice from the Lennar Parties that Millrose has failed to convey the subject Homesite accordingly (such failure to convey, a “Conveyance Default”), the Lennar Parties have an Enforcement Right to compel Millrose to sell the Lennar Parties the Homesite(s), which will be automatically and immediately available without the need for any court order or other third party action. If there is a Conveyance Default, the Lennar Parties may stop payment on all Monthly Option Payments (as defined below) with respect to all properties subject to any Program between the Lennar Parties, U.S. Home and Millrose. The Founder’s Rights Agreement also provides for a dispute resolution mechanism.

If Millrose (through its subsidiaries) enters into any HOPP’R or other arrangements with any individual or entity that allows for monthly option payments (or payments substantially similar to Monthly Option Payments) at a rate that is lower than the Lennar Parties’ (or their affiliate’s) Applicable Rate for Future Property Assets (any such event, an “Applicable Rate Adjustment Event”), the Lennar Parties will have the right to have their Applicable Rate commensurately adjusted for all new Future Property Assets acquired, or with respect to which an acquisition process has been initiated, within 180 days following the occurrence of the Applicable Rate Adjustment Event to match the lower rate agreed upon by the relevant Millrose Affiliate and the third party; provided, however, that within 18 months of the date of the Distribution, Millrose may issue additional shares of Millrose Class A Common Stock (or any other equity securities in a manner consistent with its charter) to any Other Customer in exchange for Future Property Assets only if such transaction includes an option rate equal to or higher than the lower of (i) 9.5% and (ii) the Applicable Rate plus 1%.

Until the occurrence of a Sunset Threshold Event, no Millrose Affiliate may enter into any third-party financing arrangements if such financing arrangement would cause its debt-to-equity ratio to exceed 1:1 without the prior written consent of the Lennar Parties. In addition, without the express written consent of the Lennar Parties, Millrose and its affiliates may not mortgage, pledge, hypothecate or otherwise encumber one or more residential properties in any collateralized financing arrangement, if any other property of Millrose subject to any customer right or option to purchase is also pledged as collateral in such financing.

In addition to Lennar’s ability to designate two Pause Periods pursuant to the Master Option Agreement, the Lennar Parties also haves a Pause Period Designation Right pursuant to the Founder’s Rights Agreement to unilaterally elect to designate a pause period of up to six months in its sole discretion at any time with respect to any Property, during which time all takedown and construction deadlines for such Property will be extended, no closings will occur, and no payments will be made by Millrose to the contractor under the applicable construction agreement. However, in the event the Lennar Parties designate a Pause Period by exercising its Pause Period Designation Right, then the Lennar Parties will lose theirs Applicable Rate Adjustment Right for all new Future Property Assets until there are no longer any Lennar Parties’ properties subject to a Pause Period.

In addition to the above-described rights, Lennar also has the Debt to Equity Ratio Limit Right and Secured Financing Collateral Consent Right described in “Management’s Discussion and Analysis of Financial Condition and Results of Operations—Debt.”

Registration Rights Agreement

On the Distribution Date, Lennar and Millrose entered into the Registration Rights Agreement, pursuant to which Millrose agreed that, upon the exercise of Lennar’s demand registration rights, subject to certain limitations, Millrose must use its reasonable best efforts to affect the registration of the Retained Shares. The registration statement of which this Prospectus is a part is being filed in satisfaction of that obligation. Lennar will be responsible for all registration expenses in connection with Millrose’s performance of its obligations under the registration rights provisions. The Registration Rights Agreement contains customary indemnification and contribution provisions by Millrose for the benefit of Lennar (including its directors and officers) and, in limited situations, by Lennar for the benefit of Millrose (including its directors and officers) with respect to the information provided by Lennar included in any registration statement, prospectus or related document.

HOPP’R License Agreement

On the Distribution Date, Lennar-Millrose HOPP’R, LLC, a subsidiary of Lennar (the “Sublicensor”), and Millrose Holdings, entered into the HOPP’R License Agreement, pursuant to which the Sublicensor granted to Millrose Holdings a non-exclusive, worldwide, royalty-free, non-transferrable license to use the HOPP’R and HOPP’R Mark (as defined in the HOPP’R License Agreement) (collectively, the “Licensed IP”) solely for Millrose Holdings’ and its affiliates’ internal business purposes. Millrose Holdings will also have the right to use any related intellectual property that may supplement the Licensed IP. As part of the Licensed IP, Millrose Holdings will also be able to use the “HOPP’R” trademark, including in marketing materials and other publications. The Manager is entitled to use Millrose’s HOPP’R Rights license in connection with the management and operation of Millrose. Millrose’s HOPP’R Rights license will be perpetual, subject to certain limited termination conditions.

Master Program Agreement

On the Distribution Date, the Lennar Parties entered into the Master Program Agreement.

Under the Master Program Agreement, and subject to the terms and conditions set forth therein, the Transferred Assets, Supplemental Transferred Assets and Future Property Assets were or will be admitted to the Program. Millrose and its affiliates, including Millrose Holdings (together with Millrose, the “Millrose Entities”), and their respective subsidiaries and affiliates (together with Millrose and Millrose Holdings, the “Millrose Parties”) will acquire residential land and related rights, contract with the Lennar Parties to complete various on-site and off-site related improvements, and grant such Lennar Party an option to acquire homesites on such land in accordance with a pre-determined acquisition schedule and in conjunction with the HOPP’R.

“Admitted Properties,” as used in the Master Program Agreement, refers to the Properties acquired by the Millrose Parties for the benefit of the Lennar Parties and admitted to the Program. These Admitted Properties include the properties Lennar previously conveyed to certain Lennar subsidiaries and contributed to Millrose prior to the Distribution and the Supplemental Transferred Assets. The Master Program Agreement also sets out specified admission requirements for future Properties to be deemed Admitted Properties. These admission requirements include compliance with the Program Criteria, and Lennar providing to the Millrose Parties a Proposed Project Report meeting the Program Criteria and completion of due diligence by the Manager. Properties will be admitted into the Program until such time as the Lennar Parties and Millrose mutually agree in writing that Properties will no longer be admitted to the Program.

The Admitted Properties are grouped into pools with primary consideration given to diversity within pools across geographies, communities and home types. As to any pool, Lennar’s Total Payment Obligations (as defined in the Master Program Agreement) for the Transferred Assets will not exceed $50 million and for any future Admitted Properties will not exceed $25 million.

In the event a Lennar Party’s Purchase Options to acquire Homesites expire or are terminated prior to such Lennar Party acquiring all of the Homesites on an Admitted Property, then within 20 days of such expiration or termination, Millrose will have the right to request that a Lennar Party enter into an agreement to build out homes on the unpurchased Homesites for a fee, and the Lennar Parties will make a Lennar Party available to be engaged as a fee builder of homes, subject to the terms and conditions set forth in the Master Program Agreement.

Under the Master Program Agreement, Millrose has agreed, at Lennar’s request, to provide the Program to any residential home construction or real estate development company in the United States in which any Lennar Party has any amount of ownership interest or contractual business relationship, subject to certain conditions, including such company meeting the Program Criteria and Millrose having sufficient capital to finance such engagements.

Master Option Agreement

On the Distribution Date, U.S. Home, Lennar Homes Holding, CalAtlantic and the Millrose Entities entered into the Master Option Agreement. Under the Master Option Agreement and the applicable Project Addendum, the applicable Millrose Party will grant Lennar an exclusive option to acquire the Homesites on each Admitted Property.

The term of the Purchase Option relating to an Admitted Property begins on the later of (i) the date of the Master Option Agreement, (ii) the applicable Millrose Party’s acquisition of such Admitted Property (if not already owned by the Millrose Party), (iii) Lennar’s delivery of the Option Deposit and (iv) the execution of a Project Addendum for the applicable Admitted Property. The Option term ends on the final takedown date specified in the applicable Takedown Schedule, unless earlier terminated pursuant to the Master Option Agreement and subject to extensions as provided in the applicable Project Addendum. The Lennar Parties may exercise a Purchase Option in accordance with the procedures set forth in the Master Option Agreement.

Under the Master Option Agreement and any applicable Project Addendum, a Lennar Party will acquire the Homesites according to a Takedown Schedule. The Lennar Party may extend acquisition dates by up to four quarterly extensions beyond the date provided in the Takedown Schedule, provided notice is given five business days before the end of the preceding month. Extensions adjust subsequent takedown timelines but require the Lennar Parties to meet the cumulative acquisition target set forth in the applicable Takedown Schedule. Lennar may accelerate takedowns of up to 50% of Homesites in a pool as of the date of the proposed accelerated takedown or elect to purchase all remaining Homesites in bulk. Bulk purchases exceeding 50% of a pool require concurrent completion of all Homesites in that pool.

Lennar may designate up to two Pause Periods of up to six months each under the Master Option Agreement if the Burns Home Value Index for the metropolitan statistical area (“MSA”) in which the Property is located shows a seasonally adjusted home sale pricing decline in the MSA of 10% or more, or a public health emergency occurs which does or is expected to materially and adversely impact Lennar’s ability to construct, market and/or sell residences on the Admitted Property. Additionally, following expiration of the Pause Periods described in the foregoing sentence, two additional Pause Periods of up to six months each may be elected during the term of an option agreement subject to Millrose Holding’s approval. During Pause Periods, deadlines are extended, takedowns are paused and Lennar pays a reduced Monthly Option Payment at 50% of the Applicable Rate for the applicable Property.

In consideration for the grant of the Purchase Option, the applicable Lennar Party is required to make the following payments:

•	An Initial Deposit of 5% of projected total land acquisition and development costs for the Admitted Property which shall be confirmed and set forth in the applicable Project Addendum.

•	A Monthly Option Payment calculated on a daily basis based on:

•

Invested Capital, which is (a) the aggregate amounts properly paid by the Millrose Parties to the Lennar Parties or other parties in connection with a Property pursuant to the Master Option Agreement, the Master Construction Agreement and any applicable Project Addendum, purchase agreement or nomination agreement, including, without limitation, the acquisition cost of the Property and the progress payments made to improve the Property (but excluding any costs which expressly are not reimbursable to Millrose pursuant to such agreements), less (b)(i) the aggregate purchase price paid by the Lennar Parties to the Millrose Parties for Homesites set forth on the Takedown Schedule, and (ii) any other payments or reimbursements paid by the Lennar Parties to the Owner Parties for such Property (including the Initial Deposit and any Additional Deposits) other than this Monthly Option Payment; provided that with respect to the Transferred Assets and the Supplemental Transferred Assets, the “Allocated Value” set forth in the applicable Project Addendum for such Property shall be included in the Invested Capital for each such Property

•	multiplied by the Applicable Rate

•	divided by 360 days.

•	Additional Deposits in certain specified circumstances, including prepayments if Millrose requires cash flow (up to 5% of the takedown price) or option termination payments.

•

All expenses provided for in the Master Option Agreement otherwise payable or attributable to the applicable Admitted Property which are due and payable during the Purchase Option term and all expenses related to maintenance, insurance and other obligations contained in the Master Option Agreement during the Purchase Option term.

Master Construction Agreement

On the Distribution Date, U.S. Home, Lennar Homes Holding, CalAtlantic and the Millrose Entities entered into the Master Construction Agreement. The Master Construction Agreement governs the applicable Lennar Party’s obligation to perform construction services in order to complete the Work. Work consists generally of the construction of roads, sidewalks, fencing, sewers, drainage curbs, gutters, grading, retaining walls, landscaping, water lines and utility lines within, and adjacent to, the Homesites, and any physical improvements to common areas within the Property (excluding any improvements which are of a vertical nature and home construction). Except for Work to be performed by third parties, Lennar will be solely responsible for and have control over construction means, methods, techniques, sequences and procedures and for coordinating all portions of the Work and be responsible to the Millrose Entities for any acts or omissions of its employees, subcontractors and their agents and employees and all other persons performing portions of the Work. The Lennar Party must use commercially reasonable efforts to complete the Work by the completion date set forth in the applicable Project Addendum.

The Millrose Entities will pay all costs actually incurred by the applicable Lennar Party in the performance of the Work and its obligations under the Master Construction Agreement, up to the contract sum specified in the applicable budget specified in the Master Construction Agreement and applicable Project Addendum. The applicable Lennar Party is solely responsible for any cost overruns unless a consultant determines otherwise. Consultant fees will be allocated to the party whose position is not upheld. The Millrose Entities will not be responsible for paying certain costs incurred in performing the Work, including the Lennar Party’s employee salaries, overhead, development fees, capital expenses, or costs resulting from the Lennar Party’s knowing and willful misconduct and gross negligence.

The applicable Lennar Party will receive progress payments based on submitted applications and certificates. Final payment will be made when (i) the Lennar Party achieves completion of the Work,

(ii) a complete final application for payment is submitted, (iii) the Lennar Party has submitted acceptable evidence to the Millrose Entities of the receipt of any final inspection and approval of the Work from all applicable authorities, (iv) if the applicable Option terminates prior to the Lennar Party having acquired all the Homesites, a soils compaction report is delivered, (v) if the Millrose Entities still own unpurchased Homesites, the Millrose Entities have received a conditional lien waiver and release from the Lennar Party and certain subcontractors relating to all Work for which final payment is being made, an unconditional lien waiver and release from the Lennar Party and certain subcontractors relating to all Work performed for which payments have previously been made and such other invoices or documentation as the Millrose Entities may reasonably request, provided, however, that in lieu of such lien releases, the Lennar Party may instead deliver to the Millrose Entities a certificate confirming that the applicable contractors and/or subcontractor have been or will be paid and (vi) if the applicable Option terminates prior to Lennar having acquired all of the Homesites, the Millrose Entities have received certified as-built plans pertaining to all improvements constructed in connection with the Work.

If the Millrose Entities breach the Master Construction Agreement by failing to pay, Lennar may offset amounts owed against its obligations under the Master Option Agreement and applicable Project Addendum, exercise lien rights, pursue legal recourse against Owner to recover delinquent amounts due and owing to Lennar, and/or terminate the Master Construction Agreement. If a Lennar Party breaches the Master Construction Agreement, the Millrose Entities may deduct costs for deficiencies, require the Lennar Party to complete the Work at its expense, or take over the site and complete the Work using other contractors.

Multiparty Cross Agreement

On the Distribution Date, certain Lennar Parties and certain Millrose Parties entered into (and from time to time, such parties will enter into) several Multiparty Cross Agreements, each in connection with the establishment of a pool with respect to certain Admitted Properties pursuant to the Master Program Agreement, Master Option Agreement, Master Construction Agreement and the applicable Project Addendum.

Each Multiparty Cross Agreement establishes cross-termination rights for the Pool Properties. In the event of the termination of a Purchase Option with respect to a Pool Property for any reason other than as a result of a default by the Millrose Parties without the applicable Lennar Party acquiring all Homesites on such Pool Property, then the applicable Millrose Party will have the right, but not the obligation, to terminate the Purchase Option with respect to the other Properties in the same Pool and recover termination fees from the Lennar Party. If the Purchase Option for a Pool Property has been terminated due to the Lennar Party’s default under the Master Option Agreement, then the Millrose Party will be entitled to pursue its rights and remedies under the Master Option Agreement, but the Lennar Party will not be deemed to be in default with respect to any other Pool Properties.

If a Lennar Party’s default under the Master Option Agreement with respect to a Pool Property (i) cannot be cured by the payment of money owed to the Millrose Party in connection with such Property, (ii) is not within the Lennar Party’s reasonable control to cure within the time period requirement under the Master Option Agreement and (iii) is limited to a particular Pool Property and the applicable Millrose Party elects to terminate the Option with respect to such Admitted Property as a result of such default, such Lennar Party may elect to consummate a bulk purchase of the defaulted Property without being required to enter into a bulk purchase with respect to any other Pool Property. This will resolve the default without triggering cross-termination rights for other Properties, and any previously exercised cross termination rights will be nullified.

Payment and Performance Guaranty

In connection with the Master Program Agreement, the Master Option Agreement, the Master Construction Agreement and any related Project Addenda, on the Distribution Date, Millrose and Lennar entered into a payment and performance guaranty in favor of Millrose and its affiliates (for purposes of this section only, the “Guaranty Owner Parties”), under which Lennar irrevocably and unconditionally guarantees (i) the full punctual payment when due of any payment obligations of any of Lennar’s divisions and subsidiaries to Millrose under the Master Program Agreement and the Master Option Agreement and (ii) the full and punctual payment and performance of the payment and construction obligations of any of Lennar’s divisions and subsidiaries to the Guaranty Owner Parties under the Master Construction Agreement. If such obligations are not paid, or with respect to the Master Construction Agreement performed, Lennar will make such payments or perform such obligations after written demand by Millrose to Lennar. The Guaranty is a guaranty of payment, and with respect to the Master Construction Agreement of performance, and not merely a guaranty of collection or collectability.

The Guaranty is continuing, unlimited, absolute and unconditional and survives the termination of the Master Program Agreement, the Master Option Agreement, the Master Construction Agreement and any related Project Addenda until (i) termination of any such documents pursuant to its terms due to Millrose’s or any Guaranty Owner Party’s default thereunder or (ii) Lennar’s obligations described above are fully and indefeasibly paid and performed.

Recognition, Subordination and Non-Disturbance Agreement

On the Distribution Date, U.S. Home, Lennar Homes Holding and CalAtlantic (for purposes of this section only, “Builder”), Millrose, Millrose Holdings and each Property LLC entered into the Recognition Agreement, pursuant to which Builder subordinates its rights, title, claims and interests in, to and under the Master Option Agreement and Master Construction Agreement to the lien of the Mortgages and the Pledge and Security Agreement.

Pursuant to the Recognition Agreement, Millrose has agreed, if Millrose acquires any Property or collateral pledged under the Pledge and Security Agreement as a result of Millrose’s exercise of any remedies under the Promissory Note, Mortgages and Pledge and Security Agreement (for purposes of this section only, the “Loan Documents”): (i) to perform Millrose Holdings’ obligations under the Loan Documents; (ii) to take no action that would prevent or be inconsistent with Builder’s exercise of its rights under the Recognition Agreement and the Master Option Agreement and Master Construction Agreement and (iii) if requested by Builder, to (a) execute any documents that are to be signed by a Note Borrower, (b) release any Mortgage or security interest under the Pledge and Security Agreement with respect to any common areas of streets created or dedicated in connection with the development of the Property and (c) subordinate any Mortgage or security interest under the Pledge and Security Agreement to any easement or declaration granted or created in connection with the development of the Property. In addition, upon the consummation of a Closing (as defined in the Master Option Agreement) with respect to all or any portion of a Homesite or any closing of a homesite that is part of a Property pursuant to an option agreement similar in nature to the Master Option Agreement, the estate granted by the Mortgage with respect to such Property will automatically terminate and be void.

Millrose has agreed to notify Builder at least ten business days before commencing a foreclosure with respect to a Mortgage or the pledge and to send a notice to Builder within ten business days after such commencement granting Builder the right, which shall be exercisable for not less than 30 business days from the date of Millrose’s notice, to purchase Millrose Holdings’ obligation to pay Millrose pursuant to the Promissory Note upon, and for no consideration other than, payments of all amounts due and owing by Millrose Holdings under the Promissory Note.

If a bankruptcy proceeding is commenced by or against Millrose Holdings, Millrose will not take action that would adversely affect (i) Builder’s rights under the Recognition Agreement, (ii) in any material respect Builder’s rights under the Master Option Agreement or Master Construction Agreement or (iii) Builder’s right to assert a claim in bankruptcy as a creditor or interested party, without Builder’s prior written consent.

The Recognition Agreement will terminate upon the (a) full, final and indefeasible payment of all amounts due under the Loan Documents and (b) the satisfaction in full of all of Property LLCs’ obligations under the Master Option Agreement and Master Construction Agreement.

Rausch Letter Agreement

On February 10, 2025, Millrose completed its acquisition of land assets consisting of approximately 25,000 Homesites through the acquisition of 100% of the outstanding stock of RCH Holdings, Inc. for approximately $876 million in cash, which is net of Option Deposits funded by Lennar and other holdbacks. Millrose funded the Supplemental Transferred Assets Transaction using cash on hand.

In connection with the Supplemental Transferred Assets Transaction, Millrose entered into a letter agreement, dated as of February 6, 2025 (the “Rausch Letter Agreement”), with U.S. Home pursuant to which U.S. Home directed Millrose to, and Millrose agreed to (directly or indirectly), acquire the Supplemental Transferred Assets. The Supplemental Transferred Assets are optioned to Lennar and are subject to the same representations and protections consistent with Transferred Assets.

Policy for Approval of Related Party Transactions

Millrose’s Board has adopted a related party transaction policy that sets forth its procedures for the identification, review, consideration and approval or ratification for the review of any transaction, arrangement or relationship in which Millrose is a participant, the amount involved exceeds $120,000 and one of its executive officers, directors, director nominees or a person whom it knows to beneficially own more than 5% of its outstanding shares of common stock (or their immediate family members), each of whom it refers to as a “related person,” has a direct or indirect material interest.

If a related person proposes to enter into a transaction, arrangement or relationship with Millrose, which Millrose refers to as a “related party transaction,” the related person must report the proposed related party transaction to Millrose’s General Counsel to determine whether the transaction or relationship does, in fact, constitute a related party transaction. Under the policy, the proposed related party transaction will be reviewed and approved by the Audit Committee of Millrose’s Board after full disclosure of the related person’s interest in the transaction and determination by Millrose’s General Counsel that such transaction should be reviewed. Whenever practicable, the reporting, review and approval will occur prior to entry into the transaction. If advance review and approval is not practicable, the Audit Committee will review and, in its discretion, may ratify the related party transaction. The policy will also permit the chair of the Audit Committee to review, and if deemed appropriate approve, proposed related party transactions that arise in between Audit Committee meetings, subject to ratification by the Audit Committee at its next meeting. Any related party transactions that are ongoing in nature will be reviewed annually. No member of the Audit Committee will be permitted to participate in any consideration of a related person transaction with respect to which that member or any of his or her immediate family is a related person.

A related party transaction to be reviewed under the policy will be considered approved or ratified if it is authorized by the Audit Committee after full disclosure of the related person’s interest in the transaction. As appropriate for the circumstances, the Audit Committee will review and consider relevant factors, including:

•	the related person’s interest in the related party transaction;

•	the approximate dollar amount involved in the related party transaction;

•	the approximate dollar amount of the related person’s interest in the related party transaction without regard to the amount of any profit or loss;

•	whether the related party transaction was or will be undertaken in the ordinary course of Millrose’s business;

•	the business reasons for, and the potential benefits to, Millrose to enter into the related party transaction;

•	whether the terms of the related party transaction are arm’s-length and in the ordinary course of Millrose’s business;

•	whether the related party transaction would impair the independence of an otherwise independent director;

•

whether the related party transaction would present an improper conflict of interest for any director or executive officer of Millrose (or any subsidiary of Millrose), taking into account the size and expected term of the related party transaction, the direct or indirect nature of the related person’s interest in the transaction, and the feasibility of recusal to minimize the conflict of interest; and

•	other facts and circumstances that bear on whether the relationship serves the best interests of Millrose and its stockholders.

Following the review, the Audit Committee will determine whether or not the transaction is fair, reasonable and consistent with the related party transaction policy, and whether the transaction should be approved or ratified.

The Audit Committee may approve or ratify the transaction only if the Audit Committee determines that, under all of the circumstances, the transaction is in the best interests of Millrose (including that the terms are fair and reasonably consistent with market terms). Related party transactions entered into, but not approved or ratified as required by the policy, will be subject to termination by Millrose.

The policy provides that, in the event there are any transactions that may involve or require any compensation of executive officers to be paid directly by Millrose (and not by KL or Kennedy Lewis, as would otherwise be the case under the Management Agreement), any such compensation shall be reviewed and approved by the Compensation Committee in the manner specified in its charter.

Director Independence

Millrose’s Board consists of five members, all of whom the Board has determined qualify as independent directors, according to the standards for independence specified by the NYSE. Millrose intends that at all times a majority of the members of its Board will be persons who are deemed to be independent of Millrose under the standards specified by the NYSE and who Millrose’s Board determines are independent of Lennar under those standards. In addition, all the members of the Audit Committee and all the members of the Compensation Committee and Nominating and Corporate Governance Committee of Millrose’s Board are independent under the NYSE and SEC standards of independence.

DESCRIPTION OF CERTAIN INDEBTEDNESS OF MILLROSE

Revolving Credit Agreement

On February 7, 2025, Millrose entered into the Revolving Credit Agreement with a consortium of lenders and the Revolver Agent. The Revolving Credit Agreement provides for a Revolving Credit Facility with commitments in an aggregate amount of $1.335 billion. Availability under the Revolving Credit Agreement is subject to a borrowing base updated quarterly (or, at our option, monthly), which is calculated by reference to the value of certain real property assets, with advance rates that vary by asset category, and unrestricted cash and cash equivalents, with adjustments as specified in the Revolving Credit Agreement. The Revolving Credit Facility may be used by us to borrow loans or obtain standby letters of credit.

Loans under the Revolving Credit Agreement bear interest at the Adjusted Term SOFR Rate plus an applicable margin at the per annum rate of (i) 2.00%, if the Leverage Ratio is less than or equal to 0.30 to 1.00, (ii) 2.25% if the Leverage Ratio is greater than 0.30 to 1.00 and less than or equal to 0.40 to 1.00, and (iii) 2.50% if the Leverage Ratio is greater than 0.40 to 1.00. At our option, loans may instead bear interest at the Alternate Base Rate plus an applicable margin at the per annum rate of 1.00%, 1.25% or 1.50%, depending upon the Leverage Ratio.

Obligations under the Revolving Credit Agreement are secured by pledges by Millrose of (i) the Promissory Notes, and (ii) the equity interests of Millrose Holdings. In addition, the Revolving Credit Agreement requires Millrose to pledge (i) certain future promissory notes similar to the Promissory Notes that Millrose may enter into with other subsidiaries and (ii) the equity interests of any other subsidiaries whose equity interests are not pledged for the benefit of the Promissory Notes or any other similar promissory note or notes.

As of September 30, 2025, there were no guarantors under the Revolving Credit Agreement. Millrose may elect to join certain of our subsidiaries to the Revolving Credit Agreement as guarantors from time to time, and in certain circumstances, the Revolving Credit Agreement requires Millrose to cause certain of its other subsidiaries that are not Taxable REIT Subsidiaries (as defined in the Revolving Credit Agreement) to become guarantors. As of August 1, 2025, Millrose Properties SPE LLC was joined to the Revolving Credit Agreement as a guarantor.

The Revolving Credit Agreement includes certain affirmative and negative covenants applicable to Millrose and its subsidiaries, including limitations regarding liens, investments, restricted payments, asset sales, transactions with affiliates, restrictive agreements, indebtedness of subsidiaries, mergers and other fundamental changes, permitted lines of business, financial contracts, and designation of unrestricted subsidiaries. The Revolving Credit Agreement contains certain financial covenants, tested quarterly, consisting of a maximum Leverage Ratio, a minimum interest coverage ratio, and a minimum tangible net worth. The Revolving Credit Agreement also requires us to maintain our status as a REIT. As of September 30, 2025, Millrose was in compliance with all covenants under the Revolving Credit Agreement.

The Revolving Credit Agreement contains certain events of default, including if KL shall cease to be Millrose’s manager and a replacement manager reasonably acceptable to the Required Lenders is not appointed within 90 days.

The Revolving Credit Agreement is scheduled to mature on February 7, 2028. Principal amounts and other obligations outstanding under the Revolving Credit Facility are due in full on the Revolving

Maturity Date. Interest on each drawdown is due quarterly for loans bearing interest at the Alternate Base Rate and on the last day of the applicable interest payment date for loans bearing interest at the Adjusted Term SOFR Rate.

2030 Notes

On August 7, 2025, Millrose issued $1.25 billion aggregate principal amount of its 2030 Notes to persons reasonably believed to be qualified institutional buyers pursuant to Rule 144A under the Securities Act and to certain non-U.S. persons in accordance with Regulation S under the Securities Act. The 2030 Notes were issued pursuant to the 2030 Notes Indenture and are fully and unconditionally guaranteed on a senior unsecured basis by Millrose Properties SPE LLC, a wholly-owned subsidiary of Millrose.

The 2030 Notes and the guarantee are Millrose’s and the guarantor’s general senior unsecured obligations and are (i) pari passu in right of payment with all of Millrose’s and the guarantor’s existing and future senior indebtedness, including the indebtedness under the Revolving Credit Agreement and the 2032 Notes, (ii) senior in right of payment to any future subordinated indebtedness of Millrose and the guarantor, (iii) effectively subordinated to all of Millrose’s and the guarantor’s existing and future secured indebtedness, including the indebtedness under the Revolving Credit Agreement, to the extent of the value of the assets securing such indebtedness, and (iv) structurally subordinated to all existing and future indebtedness and other liabilities of Millrose’s subsidiaries that do not guarantee the 2030 Notes.

The 2030 Notes will mature on August 1, 2030. Pursuant to the 2030 Indenture, interest on the 2030 Notes accrues at a rate of 6.375% per annum and is payable semi-annually in arrears on February 15 and August 15 of each year, beginning on February 15, 2026.

Millrose has the option to redeem some or all of the 2030 Notes on or after August 1, 2027 at the redemption prices specified in the 2030 Notes Indenture. Prior to August 1, 2027, Millrose may redeem some or all of the 2030 Notes at a redemption price of 100% of the principal amount thereof plus accrued and unpaid interest on the 2030 Notes being redeemed plus a “make-whole” premium. In addition, prior to August 1, 2027, Millrose may redeem up to 40% of the 2030 Notes with cash in an amount not to exceed the net cash proceeds from certain equity offerings at a redemption price equal to 106.375% of the principal amount being redeemed plus accrued and unpaid interest on the 2030 Notes being redeemed.

The 2030 Notes Indenture limits Millrose’s and its restricted subsidiaries’ ability to, among other things: (i) create certain liens, (ii) engage in certain sale and leaseback transactions, and (iii) effect certain mergers or consolidations, or sell all or substantially all of its assets. These covenants are subject to a number of important qualifications and exceptions as set forth in the 2030 Indenture. Additionally, upon the occurrence of a Change of Control Triggering Event (as defined in the 2030 Notes Indenture), Millrose must offer to repurchase all of the 2030 Notes at 101% of their principal amount, plus accrued and unpaid interest, if any, to the date of purchase. The 2030 Indenture also provides for customary events of default.

2032 Notes

On September 11, 2025, Millrose issued $750 million aggregate principal amount of its 2032 Notes to persons reasonably believed to be qualified institutional buyers pursuant to Rule 144A under the Securities Act and to certain non-U.S. persons in accordance with Regulation S under the Securities Act. The 2032 Notes were issued pursuant to the 2032 Notes Indenture and are fully and unconditionally guaranteed on a senior unsecured basis by Millrose Properties SPE LLC, a wholly-owned subsidiary of Millrose.

The 2032 Notes and the guarantee are Millrose’s and the guarantor’s general senior unsecured obligations and are (i) pari passu in right of payment with all of Millrose’s and the guarantor’s existing and future senior indebtedness, including the indebtedness under the Revolving Credit Agreement and the 2030 Notes, (ii) senior in right of payment to any future subordinated indebtedness of Millrose and the guarantor, (iii) effectively subordinated to all of Millrose’s and the guarantor’s existing and future secured indebtedness, including the indebtedness under the Revolving Credit Agreement, to the extent of the value of the assets securing such indebtedness, and (iv) structurally subordinated to all existing and future indebtedness and other liabilities of Millrose’s subsidiaries that do not guarantee the 2032 Notes.

The 2032 Notes will mature on September 15, 2032. Pursuant to the 2032 Notes Indenture, interest on the 2032 Notes accrues at a rate of 6.250% per annum and is payable semi-annually in arrears on March 15 and September 15 of each year, beginning on March 15, 2026.

Millrose has the option to redeem some or all of the 2032 Notes on or after September 15, 2028 at the redemption prices specified in the 2032 Notes Indenture. Prior to September 15, 2028, Millrose may redeem some or all of the 2032 Notes at a redemption price of 100% of the principal amount thereof plus accrued and unpaid interest on the 2032 Notes being redeemed plus a “make-whole” premium. In addition, prior to September 15, 2028, Millrose may redeem up to 40% of the 2032 Notes with cash in an amount not to exceed the net cash proceeds from certain equity offerings at a redemption price equal to 106.250% of the principal amount being redeemed plus accrued and unpaid interest on the 2032 Notes being redeemed.

The 2032 Notes Indenture limits Millrose’s and its restricted subsidiaries’ ability to, among other things: (i) create certain liens, (ii) engage in certain sale and leaseback transactions, and (iii) effect certain mergers or consolidations, or sell all or substantially all of its assets. These covenants are subject to a number of important qualifications and exceptions as set forth in the 2032 Notes Indenture. Additionally, upon the occurrence of a Change of Control Triggering Event (as defined in the 2032 Notes Indenture), Millrose must offer to repurchase all of the 2032 Notes at 101% of their principal amount, plus accrued and unpaid interest, if any, to the date of purchase. The 2032 Notes Indenture also provides for customary events of default.

SHARES OF MILLROSE ELIGIBLE FOR FUTURE SALE

Shares of Millrose Class A Common Stock distributed to Lennar stockholders pursuant to the Exchange Offer will be freely transferable, except for shares of Millrose Class A Common Stock received by persons who may be deemed to be “affiliates” of Millrose under the Securities Act. Affiliates generally include individuals or entities that control, are controlled by, or are under common control with, Millrose. The directors and principal executive officers of Millrose, as well as any significant stockholders of Millrose, will be affiliates. Affiliates of Millrose may sell their shares of Millrose Class A Common Stock only under an effective registration statement under the Securities Act or pursuant to an available exemption from the registration requirements of the Securities Act. If the Exchange Offer is not fully subscribed, Lennar intends to dispose of the shares of Millrose Class A Common Stock that were offered but not exchanged in the Exchange Offer through the Clean-Up Disposition. Lennar may also dispose of additional shares of Millrose Class A Common Stock and Millrose Class B Common Stock that are forfeited back to Lennar by its employees through one or more Clean-Up Dispositions.

MATERIAL U.S. FEDERAL INCOME TAX CONSEQUENCES

The following discussion is a summary of the material U.S. federal income tax consequences to U.S. Holders (as defined below) that exchange Lennar Class A Common Stock for Millrose Class A Common Stock pursuant to the Exchange Offer and the holding and disposition of Millrose Class A Common Stock. This discussion is based on the Code, Treasury Regulations promulgated thereunder, judicial decisions, and published rulings and administrative pronouncements of the IRS, in each case in effect as of the date of this prospectus, all of which are subject to change at any time, possibly with retroactive effect. Any such change could alter the U.S. federal income tax consequences described in this prospectus. No ruling has been or will be sought from the IRS as to the U.S. federal income tax consequences of the Exchange Offer, and there can be no assurance that the IRS will not challenge any of the U.S. federal income tax consequences described herein. Moreover, the statements in this prospectus are not binding on the IRS or a court and do not preclude the IRS from asserting, or a court from sustaining, a contrary result.

For purposes of this summary, the term “U.S. Holder” means a holder of shares of Lennar Class A Common Stock that is for U.S. federal income tax purposes:

•	An individual citizen or resident of the United States;

•	a corporation, or other entity taxable as a corporation, created or organized under the laws of the United States or any state thereof (or the District of Columbia);

•

a trust if it (1) is subject to the primary supervision of a court within the United States and one or more U.S. persons have the authority to control all substantial decisions of the trust, or (2) has a valid election in effect under applicable U.S. Treasury regulations to be treated as a U.S. person; or

•	an estate that is subject to U.S. federal income tax on its income regardless of its source.

This discussion is limited to U.S. Holders that hold shares of Lennar Class A Common Stock as a “capital asset” within the meaning of section 1221 of the Code (generally, property held for investment). This discussion does not address all U.S. federal income tax consequences that might be relevant to a U.S. Holder’s particular circumstances, including the impact of the Medicare contribution tax on net investment income. Further, this summary does not address all aspects of U.S. federal income taxation that may be relevant to such holder in light of such holder’s particular circumstances or that may be applicable to holders subject to special treatment under U.S. federal income tax laws (including, for example, banks or other financial institutions, insurance companies, REITs or regulated investment companies, broker-dealers, dealers in securities or currencies, traders in securities or other persons that have elected to use a mark-to-market method of accounting, tax-exempt entities including governmental authorities (both U.S. and non-U.S.), non-U.S. individuals and foreign corporations, persons that hold shares through a non-financial foreign entity, persons that hold shares through a foreign financial institution, holders whose functional currency is not the U.S. dollar, holders who acquired their shares pursuant to the exercise of employee stock options or otherwise as compensation or through a tax-qualified retirement plan, holders who hold their shares in an individual retirement or other tax-deferred account, holders subject to the alternative minimum tax provisions of the Code, U.S. expatriates, persons who hold shares on behalf of another person as nominee, trusts and estates, persons holding a 5% or more (by vote or value, directly, indirectly, constructively or by attribution) beneficial interest in Lennar or Millrose (except to the extent discussed herein), holders who hold their shares as part of a hedge, straddle, integration, constructive sale, conversion, “synthetic security,” or other risk reduction transaction or integrated investment, S corporations, partnerships or other pass-through entities (or investors in S corporations, partnerships or other pass-through entities) and persons otherwise subject to special tax treatment under the Code). In addition, no information is provided herein with respect to the tax consequences under applicable state, local or non-U.S. tax laws or U.S. federal laws other than those pertaining to the U.S. federal income tax or as discussed in “—Other Tax Consequences” below.

If a partnership (including an entity or arrangement classified as a partnership for U.S. federal income tax purposes) exchanges Lennar Class A Common Stock for Millrose Class A Common Stock pursuant to the Exchange Offer, the tax treatment of a partner in the partnership will depend on the status of the partner, the activities of the partnership, and certain determinations made at the partner level. Accordingly, partnerships holding shares of Lennar Class A Common Stock and the partners in such partnerships should consult their tax advisors regarding the U.S. federal income tax consequences of exchanging Lennar Class A Common Stock for Millrose Class A Common Stock pursuant to the Exchange Offer.

Holders of Lennar Class A Common Stock that are not U.S. Holders should consult their tax advisors regarding the possibility that, in the event the applicable withholding agent is unable to determine whether the Exchange Offer should be treated as a dividend for applicable U.S. federal income tax purposes, such withholding agent may withhold U.S. federal withholding tax at a rate of 30% (or such lower rate as may be specified by an applicable income tax treaty) on the entire fair market value of the Millrose Class A Common Stock payable to them in the transaction, and such holders should consult their tax advisors as to the possible desirability and timing of selling any Lennar Class A Common Stock that they own.

THE U.S. FEDERAL INCOME TAX CONSEQUENCES DESCRIBED BELOW ARE NOT INTENDED TO CONSTITUTE A COMPLETE DESCRIPTION OF ALL TAX CONSEQUENCES RELATING TO THE EXCHANGE OFFER OR THE HOLDING OR DISPOSITION OF MILLROSE CLASS A COMMON STOCK. THIS DISCUSSION IS FOR INFORMATIONAL PURPOSES ONLY AND IS NOT TAX ADVICE. INVESTORS SHOULD CONSULT THEIR TAX ADVISORS WITH RESPECT TO THE APPLICATION OF THE U.S. FEDERAL INCOME TAX LAWS TO THEIR PARTICULAR SITUATIONS AS WELL AS ANY TAX CONSEQUENCES UNDER THE LAWS OF ANY STATE, LOCAL OR NON-U.S. TAXING JURISDICTION.

The Exchange Offer

In general, for U.S. federal income tax purposes, the Exchange Offer will be a taxable transaction for U.S. federal income tax purposes, either as a “sale or exchange,” or, under certain circumstances, as a “dividend.” The Exchange Offer is expected to be (and Lennar intends to report it as) a sale or exchange within the meaning of section 302(b) of the Code by a U.S. Holder because the Exchange Offer is expected to be (1) not “essentially equivalent to a dividend,” (2) a distribution that is “substantially disproportionate” with respect to the U.S. Holder, or (3) a “complete termination” of the U.S. Holder’s interest in Lennar. The Exchange Offer generally will result in a “complete termination” of a U.S. Holder’s interest in Lennar if the U.S. Holder tenders, and Lennar accepts, all of the U.S. Holder’s Lennar Class A Common Stock and the U.S. Holder does not own any Lennar Class B Common Stock. A “substantially disproportionate” distribution generally requires a reduction of at least 20% in a U.S. Holder’s proportionate ownership interest in Lennar after all shares of Lennar Class A Common Stock are tendered. A distribution “not essentially equivalent to a dividend” requires, among other things, that there be a “meaningful reduction” in a U.S. Holder’s ownership interest in Lennar.

In determining whether any of these tests has been met, shares actually owned, as well as shares considered to be owned by the stockholder by reason of certain constructive ownership rules set forth in section 318 of the Code, generally must be taken into account. Each U.S. Holder who receives shares of Millrose Class A Common Stock in the Exchange Offer would generally be treated as recognizing taxable gain or loss equal to the difference between the fair market value of the shares of Millrose Class A Common Stock (and cash in lieu of fractional shares) received by the U.S. Holder and its tax basis in the shares of Lennar Class A Common Stock exchanged therefor. Such gain or loss will be long-term capital gain or loss if the U.S. Holder’s holding period for the Lennar Class A Common Stock tendered is more than one year as of the closing date of the Exchange Offer. The determination of the treatment as a sale or exchange under the Code depends on each U.S. Holder’s facts and circumstances.

If the Exchange Offer does not qualify as a sale or exchange with regard to a particular U.S. Holder, it will be treated as a taxable dividend to the extent of Lennar’s current and accumulated earnings and profits in an amount equal to the fair market value of the shares of Millrose Class A Common Stock (and cash in lieu of fractional shares) received by the U.S. Holder.

The tax basis of the shares of Millrose Class A Common Stock received by a U.S. Holder of Lennar Class A Common Stock who exchanges Lennar Class A Common Stock for Millrose Class A Common Stock pursuant to the Exchange Offer will be, immediately after the Exchange Offer, the fair market value of the shares of Millrose Class A Common Stock received.

Each U.S. Holder’s holding period in the Millrose Class A Common Stock received in the Exchange Offer will not include the holding period of the Lennar Class A Common Stock exchanged therefor.

U.S. Holders who have acquired different blocks of Lennar Class A Common Stock at different prices should consult their tax advisors regarding the allocation of their tax basis among the Lennar Class A Common Stock when determining the amount of gain or loss recognized pursuant to the Exchange Offer.

To the extent the Exchange Offer is undersubscribed or if Lennar decides to terminate the exchange offer for any reason, Lennar could dispose of its shares of Millrose Class A Common Stock through the Clean-Up Disposition. Any such means of disposition may result in different tax consequences to the purchaser/recipient of such shares, and you should consult your tax advisor to understand the specific tax obligations that may be applicable to you.

Stock Buyback Excise Tax

The Inflation Reduction Act of 2022 imposes the Excise Tax on the fair market value of stock repurchased by “covered corporations” beginning in 2023, including any redemptions within the meaning of section 317(b) and any “economically similar” transactions such as repurchases or certain exchanges of stock. The Excise Tax is imposed on the covered corporation itself, not the shareholders from which the stock is redeemed or repurchased. In general, publicly traded domestic corporations are “covered corporations.” Because Lennar is a Delaware corporation and its securities are traded on the NYSE, Lennar believes that it is a “covered corporation” for this purpose. As a result of the exchange of Lennar Class A Common Stock pursuant to the Exchange Offer, Lennar will generally be subject to the Excise Tax on the fair market value of the aggregate amount of Lennar Class A Common Stock exchanged for Millrose Class A Common Stock reduced by any applicable exceptions under section 4501 of the Code (including the amount of any Millrose Class A Common Stock distributed in the Exchange Offer that is treated as a taxable dividend to holders of Lennar Class A Common Stock).

In addition, for purposes of calculating the Excise Tax, covered corporations are permitted to net the fair market value of certain new stock issuances against the fair market value of stock redemptions during the same taxable year. Certain additional exceptions may also apply to the Excise Tax. Whether and to what extent Lennar would be subject to the Excise Tax would depend on a number of factors, including (i) the fair market value of the stock exchanged in connection with the Exchange Offer, and (ii) other equity issuances within the same taxable year.

Informational Reporting and Backup Withholding

A withholding agent may be required to report the payments of cash to a U.S. Holder of Lennar Class A Common Stock in lieu of fractional shares of Millrose Class A Common Stock in the Exchange Offer on an IRS Form 1099, unless the U.S. Holder provides the withholding agent with proof of an applicable exemption. Such payments that are subject to information reporting may also be subject to backup withholding, unless such U.S. Holder provides the withholding agent with a correct taxpayer identification number on a properly completed IRS Form W-9 and otherwise complies with the requirements of the backup withholding rules. Backup withholding does not constitute an additional tax, but merely an advance payment, which may be refunded or credited against a U.S. Holder’s U.S. federal income tax liability, provided the required information is timely supplied to the IRS.

Other Tax Consequences

State, local and non-U.S. income tax laws may differ substantially from the corresponding U.S. federal income tax laws, and this discussion does not purport to describe any aspect of the tax laws of any state, local or non-U.S. jurisdiction, or any U.S. federal tax other than income tax. You should consult your tax advisor regarding the effect of state, local and non-U.S. tax laws with respect to the Exchange Offer. The treatment of an entity for U.S. federal income tax purposes may not be determinative of its treatment for certain state, local, or non-U.S. tax purposes.

Millrose’s Taxation as a REIT

U.S. Holders that exchange Lennar Class A Common Stock for Millrose Class A Common Stock pursuant to the Exchange Offer will become “Millrose U.S. Holders.” Millrose is referred to under the remainder of “Material U.S. Federal Income Tax Consequences” as “Millrose,” “we,” “our,” or “us.”

Millrose intends to elect to be taxed as a REIT under the federal income tax laws effective for its taxable year ended on December 31, 2025. We believe that, commencing with such taxable year, we have been organized and operated in such a manner so as to qualify for taxation as a REIT under the Code, and we intend to continue to operate in such a manner, but no assurances can be given that we will operate in a manner so as to qualify or remain qualified as a REIT. This section discusses the laws governing the federal income tax treatment of a REIT and its stockholders. These laws are highly technical and complex.

In the opinion of Hunton Andrews Kurth LLP, our current and proposed method of operations will enable us to satisfy the requirements for qualification and taxation as a REIT under the federal income tax laws for our taxable year ending December 31, 2025 and subsequent taxable years. Investors should be aware that Hunton Andrews Kurth LLP’s opinion is based upon customary assumptions, will be conditioned upon certain representations made by us as to factual matters, including representations regarding the nature of our assets and the conduct of our business, is not binding upon the IRS or any court, and speaks as of the date issued. In addition, Hunton Andrews Kurth LLP’s opinion will be based on existing federal income tax law governing qualification as a REIT, which is subject to change either prospectively or retroactively. Moreover, our qualification and taxation as a REIT will depend upon our ability to meet on a continuing basis, through actual annual and quarterly operating results, certain qualification tests set forth in the federal income tax laws. Those qualification tests involve the percentage of income that we earn from specified sources, the percentage of our assets that falls within specified categories, the diversity of our stock ownership, and the percentage of our earnings that we distribute. Hunton Andrews Kurth LLP will not review our compliance with those tests on a continuing basis. Accordingly, no assurance can be given that our actual results of operations for any particular taxable year will satisfy such requirements. Hunton Andrews Kurth LLP’s opinion does not foreclose the possibility that we may have to use one or more of the REIT savings provisions described below, which would require us to pay an excise or penalty tax (which could be material), in order for us to maintain our REIT qualification. For a discussion of the tax consequences of our failure to qualify as a REIT, see “—Failure to Qualify.”

If we qualify as a REIT, we generally will not be subject to federal income tax on the taxable income that we distribute to our stockholders. The benefit of that tax treatment is that it avoids the “double taxation,” or taxation at both the corporate and stockholder levels, that generally results from owning stock in a corporation. However, we will be subject to federal tax in the following circumstances:

•

We will pay federal income tax on any taxable income, including undistributed net capital gain, that we do not distribute to our stockholders during, or within a specified time period after, the calendar year in which the income is earned.

•	We will pay income tax at the highest corporate rate on:

•	net income from the sale or other disposition of property acquired through foreclosure (“foreclosure property”) that we hold primarily for sale to customers in the ordinary course of business, and

•	other nonqualifying income from foreclosure property.

•	We will pay a 100% tax on net income from sales or other dispositions of property, other than foreclosure property, that we hold primarily for sale to customers in the ordinary course of business.

•

If we fail to satisfy one or both of the 75% gross income test or the 95% gross income test, as described below under “—Gross Income Tests,” and nonetheless continue to qualify as a REIT because we meet other requirements, we will pay a 100% tax on:

•	the gross income attributable to the greater of the amount by which we fail the 75% gross income test or the 95% gross income test, in either case, multiplied by

•	by a fraction intended to reflect our profitability.

•

If we fail to distribute during a calendar year at least the sum of (i) 85% of our REIT ordinary income for the year, (ii) 95% of our REIT capital gain net income for the year, and (iii) any undistributed taxable income required to be distributed from earlier periods, we will pay a 4% nondeductible excise tax on the excess of the required distribution over the sum of (a) the amount we actually distributed plus (b) retained amounts on which corporate-level tax was paid by us.

•

We may elect to retain and pay income tax on our net long-term capital gain. In that case, a stockholder would be taxed on its proportionate share of our undistributed long-term capital gain (to the extent that we made a timely designation of such gain to the stockholders) and would receive a credit or refund for its proportionate share of the tax we paid.

•	We will be subject to a 100% excise tax on transactions with any TRS that are not conducted on an arm’s-length basis.

•

If we fail any of the asset tests, other than a de minimis failure of the 5% asset test, the 10% vote test or the 10% value test, as described below under “—Asset Tests,” as long as the failure was due to reasonable cause and not to willful neglect, we file a description of each asset that caused such failure with the IRS, and we dispose of the assets causing the failure or otherwise comply with the asset tests within six months after the last day of the quarter in which we identify such failure, we will pay a tax equal to the greater of $50,000 or the highest federal income tax rate then applicable to U.S. corporations on the net income from the nonqualifying assets during the period in which we failed to satisfy the asset tests.

•

If we fail to satisfy one or more requirements for REIT qualification, other than the gross income tests and the asset tests, and the failure is due to reasonable cause and not willful neglect, we will be required to pay a penalty of $50,000 for each such failure.

•

If we acquire any asset from a C corporation, or a corporation that generally is subject to full corporate-level tax, in a merger or other transaction in which we acquire a basis in the asset that is determined by reference either to the C corporation’s basis in the asset or to another asset, we will pay tax at the highest regular corporate rate applicable if we recognize gain on the sale or disposition of the asset during the five-year period after we acquire the asset provided no election is made for the transaction to be taxable on a current basis. The amount of gain on which we will pay tax is the lesser of:

•	the amount of gain that we recognize at the time of the sale or disposition, and

•	the amount of gain that we would have recognized if we had sold the asset at the time we acquired it.

•

We may be required to pay monetary penalties to the IRS in certain circumstances, including if we fail to meet record-keeping requirements intended to monitor our compliance with rules relating to the composition of a REIT’s stockholders, as described below under “—Recordkeeping Requirements.”

•

The earnings of any of our lower-tier entities that are subchapter C corporations, including our TRSs (including MPH Parent, the TRS that primarily conducts our operations) and any domestic TRS we form in the future, will be subject to federal corporate income tax.

In addition, notwithstanding our qualification as a REIT, we also may have to pay certain state and local income taxes because not all states and localities treat REITs in the same manner that they are treated for federal income tax purposes. Moreover, as further described below, our TRSs and any TRS we form in the future will be subject to federal, state and local corporate income tax on its taxable income.

Requirements for Qualification

A REIT is a corporation, trust, or association that meets each of the following requirements:

1.	It is managed by one or more trustees or directors.

2.	Its beneficial ownership is evidenced by transferable shares, or by transferable certificates of beneficial interest.

3.	It would be taxable as a domestic corporation, but for the REIT provisions of the Code.

4.	It is neither a financial institution nor an insurance company subject to special provisions of the federal income tax laws.

5.	At least 100 persons are beneficial owners of its shares or ownership certificates.

6.

Not more than 50% in value of its outstanding shares or ownership certificates is owned, directly or indirectly, by five or fewer individuals, which the Code defines to include certain entities, during the last half of any taxable year.

7.

It elects to be a REIT, or has made such an election for a previous taxable year, and satisfies all filing and other administrative requirements established by the IRS that must be met to elect and maintain REIT status.

8.	It meets certain other qualification tests, described below, regarding the nature of its income and assets and the amount of its distributions to stockholders.

9.	It uses a calendar year for federal income tax purposes and complies with the recordkeeping requirements of the federal income tax laws.

We must meet requirements 1 through 4, 7, 8 and 9 during our entire taxable year and must meet requirement 5 during at least 335 days of a taxable year of 12 months, or during a proportionate part of a taxable year of less than 12 months. Requirements 5 and 6 apply to us beginning with our 2026 taxable year. If we comply with all of the requirements for ascertaining the ownership of our outstanding stock in a taxable year and have no reason to know that we violated requirement 6, we will be deemed to have satisfied requirement 6 for that taxable year. For purposes of determining stock ownership under requirement 6, an “individual” generally includes a supplemental unemployment compensation benefits plan, a private foundation, or a portion of a trust permanently set aside or used exclusively for charitable purposes. An “individual,” however, generally does not include a trust that is a qualified employee pension or profit-sharing trust under the federal income tax laws, and beneficiaries of such a trust will be treated as holding our stock in proportion to their actuarial interests in the trust for purposes of requirement 6.

Our Charter provides restrictions regarding the transfer and ownership of shares of our common stock. See “Description of Capital Stock of Millrose-Restrictions on Ownership and Transfer.” We believe that we have issued sufficient stock with sufficient diversity of ownership to allow us to satisfy requirements 5 and 6 above. The restrictions in our Charter are intended (among other things) to assist us in continuing to satisfy requirements 5 and 6 above. These restrictions, however, may not ensure that we will, in all cases, be able to satisfy such share ownership requirements. If we fail to satisfy these share ownership requirements, our qualification as a REIT may terminate. For purposes of requirement 9, we have adopted December 31 as our year-end, and thereby satisfy this requirement.

Qualified REIT Subsidiaries. A corporation that is a “qualified REIT subsidiary” is not treated as a corporation separate from its parent REIT. All assets, liabilities, and items of income, deduction and credit of a “qualified REIT subsidiary” are treated as assets, liabilities, and items of income, deduction and credit of the REIT. A “qualified REIT subsidiary” is a corporation, other than a TRS, all of the stock of which is owned by the REIT. Thus, in applying the requirements described herein, any “qualified REIT subsidiary” that we own will be ignored, and all assets, liabilities, and items of income, deduction, and credit of such subsidiary will be treated as our assets, liabilities, and items of income, deduction, and credit.

Other Disregarded Entities and Partnerships. Absent an election to be classified as a corporation for federal income tax purposes, an unincorporated domestic entity, such as a limited liability company that has a single owner for federal income tax purposes, generally is not treated as an entity separate from its parent for federal income tax purposes, including for purposes of the gross income and asset tests applicable to its owner for federal income tax purposes. Absent an election to be classified as a corporation for federal income tax purposes, an unincorporated domestic entity with two or more owners is generally treated as a partnership for federal income tax purposes. In the case of a REIT that is a partner in a partnership that has other partners, the REIT is treated as owning its proportionate share of the assets of the partnership and as earning its allocable share of the gross income of the partnership for purposes of the applicable REIT qualification tests. Thus, our proportionate share of the assets, liabilities and items of income of any partnership, joint venture, or limited liability company that is treated as a partnership for federal income tax purposes in which we acquire an equity interest, directly or indirectly, are treated as our assets and gross income for purposes of applying the various REIT qualification requirements. Our proportionate share of the assets of a partnership for purposes of the 10% value test (see “—Asset Tests”) is based on our proportionate interest in the equity interests and certain debt securities issued by the partnership. For all of the other asset and income tests, our proportionate share is based on our proportionate interest in the capital interests in the partnership.

We may from time to time be a limited partner or non-managing member in a partnership or limited liability company. If a partnership or limited liability company in which we own an interest takes or expects to take actions that could jeopardize our status as a REIT or require us to pay tax, we may be forced to dispose of our interest in such entity. In addition, it is possible that a partnership or limited liability company could take an action that could cause us to fail a gross income or asset test, and that we would not become aware of such action in time to dispose of our interest in the partnership or limited liability company or take other corrective action on a timely basis. In that case, we could fail to qualify as a REIT unless we were entitled to relief, as described below.

Taxable REIT Subsidiaries. A REIT may own up to 100% of the capital stock of one or more TRSs. A TRS is a fully taxable corporation that may earn income that would not be qualifying income if earned directly by the parent REIT. We own substantial assets through our TRSs, and our operations are conducted primarily through MPH Parent, which is a TRS. The subsidiary and the REIT must jointly elect to treat the subsidiary as a TRS. A corporation (other than a REIT) of which a TRS directly or indirectly owns more than 35% of the voting power or value of the outstanding securities will automatically be treated as a TRS. We are not treated as holding the assets of a TRS or as receiving any income that the TRS earns. Rather, the stock issued by a TRS to us is an asset in our hands, and we treat the distributions paid to us from such TRS, if any, as dividend income to the extent of the TRS’s current and accumulated earnings and profits. This treatment may affect our compliance with the gross income and asset tests. Because we do not include the assets and income of TRSs in determining our compliance with the REIT requirements, we may use such entities to undertake indirectly activities that the REIT rules might otherwise preclude us from doing directly or through pass-through subsidiaries. Overall, no more than 20%, for taxable years beginning before December 31, 2025, or 25%, for taxable years beginning after December 31, 2025, of the value of a REIT’s assets may consist of stock or securities of one or more TRSs (other than qualified real estate assets). A TRS generally may not directly or indirectly operate or manage any health care facilities or lodging facilities or provide rights to any brand name under which any health care facility or lodging facility is operated.

A TRS pays income tax at regular corporate rates on any income that it earns. In addition, the TRS rules limit the deductibility of interest paid or accrued by a TRS to its parent REIT to assure that the TRS is subject to an appropriate level of corporate taxation. In addition, overall limitations on the deductibility of net interest expense by businesses could apply to any TRS. Further, the rules impose a 100% excise tax on transactions between a TRS and its parent REIT or the REIT’s tenants that are not conducted on an arm’s-length basis, such as any redetermined rents, redetermined deductions, excess interest or redetermined TRS service income. In general, redetermined rents are rents from real property that are overstated as a result of any services furnished to any of our tenants by a TRS of ours, redetermined deductions and excess interest represent any amounts that are deducted by a TRS of ours for amounts paid to us that are in excess of the amounts that would have been deducted based on arm’s length negotiations, and redetermined TRS service income is income of a TRS that is understated as a result of services provided to us or on our behalf. Rents we receive will not constitute redetermined rents if they qualify for certain safe harbor provisions contained in the Code. Dividends paid to us from a TRS, if any, will be treated as dividend income received from a corporation. The foregoing treatment of TRSs may reduce the cash flow generated by us and our subsidiaries in the aggregate and our ability to make distributions to our stockholders and may affect our compliance with the gross income tests and asset tests.

Gross Income Tests

We must satisfy two gross income tests annually to maintain our qualification as a REIT. First, at least 75% of our gross income for each taxable year must consist of defined types of income that we derive, directly or indirectly, from investments relating to real property or mortgage loans on real property or qualified temporary investment income (the “75% gross income test”). Qualifying income for purposes of the 75% gross income test generally includes:

•	rents from real property;

•

interest on debt secured by a mortgage on real property or on interests in real property, and interest on debt secured by a mortgage on both real property and personal property if the fair market value of such personal property does not exceed 15% of the total fair market value of all such property, and interest on qualified mezzanine loans;

•	dividends or other distributions on, and gain from the sale of, shares in other REITs;

•	gain from the sale of real estate assets;

•	abatements and refunds of taxes on real property;

•	income and gain derived from foreclosure property (as described below);

•

amounts (other than amounts the determination of which depends in whole or in part on the income or profits of any person) received or accrued as consideration for entering into agreements (i) to make loans secured by mortgages on real property or on interests in real property or (ii) to purchase or lease real property (including interests in real property and interests in mortgages on real property);

•

income derived from a REMIC in proportion to the real estate assets held by the REMIC, unless at least 95% of the REMIC’s assets are real estate assets, in which case all of the income derived from the REMIC; and

•

interest or dividend income derived from the temporary investment in stock or debt instruments attributable to the temporary investment of new capital during the one-year period following our receipt of new capital that we raise through equity offerings or public offerings of debt obligations with at least a five-year term.

Although a debt instrument issued by a “publicly offered REIT” (i.e., a REIT that is required to file annual and periodic reports with the SEC under the Exchange Act) is treated as a “real estate asset” for the asset tests, the interest income and gain from the sale of such debt instruments is not treated as qualifying income for the 75% gross income test unless the debt instrument is secured by real property or an interest in real property.

Second, at least 95% of our gross income for each taxable year must consist of income that is qualifying income for purposes of the 75% gross income test, other types of interest and dividends, gain from the sale or disposition of stock or securities or any combination of these (the “95% gross income test”).

Gross income from the following sources is excluded from both the numerator and the denominator in both gross income tests:

•	gain from the sale of property that we hold primarily for sale to customers in the ordinary course of business;

•	income and gain from certain qualified hedging transactions, as defined below in “—Hedging Transactions”;

•	certain foreign currency gains; and

•	gross income attributable to cancellation of debt (“COD”) income.

We will monitor the amount of our nonqualifying income and we will seek to manage our portfolio to comply at all times with the gross income tests, but we cannot assure you that we will be successful in this effort. The following paragraphs discuss some of the specific applications of the gross income tests to us.

Interest. The term “interest,” as defined for purposes of both gross income tests, generally excludes any amount that is based in whole or in part on the income or profits of any person. However, it generally includes the following: (i) an amount that is received or accrued based on a fixed percentage or percentages of receipts or sales; and (ii) an amount that is based on the income or profits of a debtor, as long as the debtor derives substantially all of its income from the real property securing the debt from leasing substantially all of its interest in the property, and only to the extent that the amounts received by the debtor would be qualifying “rents from real property” if received directly by a REIT. We do not expect that interest on any of the Promissory Notes will be based in whole or in part on the income or profits of any person.

If a loan contains a provision that entitles a REIT to a percentage of the borrower’s gain upon the sale of the real property securing the loan or a percentage of the appreciation in the property’s value as of a specific date, income attributable to that loan provision will be treated as gain from the sale of the property securing the loan, which generally is qualifying income for purposes of both gross income tests, provided that the property is not held as inventory or dealer property in the hands of the borrower or the REIT.

Interest on debt secured by a mortgage on real property or on interests in real property, including, for this purpose, market discount, original issue discount, discount points, prepayment penalties, loan assumption fees, and late payment charges that are not compensation for services, generally is qualifying income for purposes of the 75% gross income test. If a loan is secured by real property and other property and the highest principal amount of a loan outstanding during a taxable year exceeds the fair market value of the real property (including, for loans secured by real property and personal property where the fair market value of the personal property is less than 15% of the total fair market value of all such property, such personal property) securing the loan as of the date (i) we agreed to originate or acquire the loan or (ii) as discussed below, in the event of a “significant modification,” the date we modified the loan, a portion of the interest income from such loan will not be qualifying income for purposes of the 75% gross income test, but will be qualifying income for purposes of the 95% gross income test. If apportionment is required, the percentage of the interest income that will not be qualifying income for purposes of the 75% gross income test will be equal to the percentage of the principal amount of the loan that is not secured by real property—that is, the amount by which the loan exceeds the value of the real estate that is security for the loan. IRS guidance provides that we do not need to redetermine the fair market value of the real property securing a loan in connection with a loan modification that is occasioned by a borrower default or made at a time when we reasonably believe that the modification to the loan will substantially reduce a significant risk of default on the original loan.

We expect that the Promissory Notes will be treated as loans that are fully secured by mortgages on real property or interests in real property.

Fee Income. We may receive various fees in connection with our operations. The fees generally will be qualifying income for purposes of both the 75% and 95% gross income tests if they are received in consideration for entering into an agreement to make a loan secured by mortgages on real property and the fees are not determined by income and profits. Other fees generally are not qualifying income for purposes of either gross income test, and thus cannot exceed 5% of our annual gross income. Any fees earned by any TRS will not be included in our gross income for purposes of the gross income tests.

COD Income. From time-to-time, we may recognize COD income in connection with repurchasing our debt at a discount. COD income is excluded from gross income for purposes of both the 75% and 95% gross income tests. Any COD income that we recognize would be subject to the distribution requirements, subject to certain rules that apply to excess non-cash income, or we will incur corporate income tax and a 4% nondeductible excise tax with respect to any COD income.

Hedging Transactions. We may enter into hedging transactions with respect to one or more of our assets or liabilities. Hedging transactions could take a variety of forms, including interest rate swap agreements, interest rate cap agreements, options, futures contracts, forward rate agreements or similar financial instruments. Except to the extent provided by applicable Treasury regulations, any income from a hedging transaction we enter into (i) in the normal course of our business primarily to manage risk of interest rate or price changes or currency fluctuations with respect to borrowings made or to be made, or ordinary obligations incurred or to be incurred, to acquire or carry real estate assets, including gain from the sale or disposition of such a transaction, (ii) primarily to manage risk of currency fluctuations with respect to any item of income or gain that would be qualifying income under the 75% or 95% gross income tests or (iii) in connection with the effective termination of certain hedging transactions described above, in each case, which is clearly identified as specified in applicable Treasury regulations before the close of the day on which it was acquired, originated or entered into, will not constitute gross income for purposes of the 75% or 95% gross income tests. To the extent that we enter into other types of hedging transactions, the income from those transactions is likely to be treated as nonqualifying income for purposes of both of the 75% and 95% gross income tests. We intend to structure any hedging transactions in a manner that does not jeopardize our qualification as a REIT.

We may conduct some or all of our hedging activities through a TRS or other corporate entity, the income of which may be subject to federal income tax, rather than by participating in the arrangements directly or through pass-through subsidiaries. No assurance can be given, however, that our hedging activities will not give rise to income that does not qualify for purposes of either or both of the REIT gross income tests, or that our hedging activities will not adversely affect our ability to satisfy the REIT qualification requirements. Even if the income from our hedging transactions is excluded from gross income for purposes of the 75% and 95% gross income tests, such income and any loss will be taken into account in determining our REIT taxable income and our distribution requirement. If the IRS disagrees with our calculation of the amount or timing of recognition of gain or loss with respect to our hedging transactions, our distribution requirement could increase, which could require that we correct any shortfall in distributions by paying deficiency dividends to our stockholders in a later year.

Dividends. Our share of any dividends received from any corporation (including any TRS, but excluding any REIT) in which we own an equity interest will qualify for purposes of the 95% gross income test but not for purposes of the 75% gross income test. Our share of any dividends received from any other REIT in which we own an equity interest will be qualifying income for purposes of both gross income tests.

Rents from Real Property. To the extent that we own or acquire real property or an interest therein, rents we receive will qualify as “rents from real property” in satisfying the gross income requirements for a REIT described above only if several conditions are met. These conditions relate to the identity of the tenant, the computation of the rent payable, and the nature of the property leased. First, the amount of rent must not be based in whole or in part on the income or profits of any person. However, an amount received or accrued generally will not be excluded from rents from real property solely by reason of being based on a fixed percentage or percentages of receipts or sales. Second, rents we receive from a “related party tenant” will not qualify as rents from real property in satisfying the gross income tests unless the tenant is a TRS and at least 90% of the property is leased to unrelated tenants, the rent paid by the TRS is substantially comparable to the rent paid by the unrelated tenants for comparable space and, if the tenant is a “controlled taxable REIT subsidiary” (i.e., a TRS in which we own directly or indirectly more than 50% of the voting power or value of the stock), the rent is not attributable to an increase in rent due to a modification of a lease with a controlled taxable REIT subsidiary. A tenant is a related party tenant if the REIT, or an actual or constructive owner of 10% or more of the REIT, actually or constructively owns 10% or more of the tenant. Third, if rent attributable to personal property leased in connection with a lease of real property is greater than 15% of the total rent received under the lease, then the portion of rent attributable to the personal property will not qualify as rents from real property. Finally, for rents to qualify as “rents from real property” for purposes of the gross income tests, we are only allowed to provide services that are both usually or “customarily rendered” in connection with the rental of real property and not otherwise considered “rendered to the occupant.” We may, however, render services to our tenants through an “independent contractor” who is adequately compensated and from whom we do not derive revenue. We may also own a TRS which provides non-customary services to tenants without tainting our rental income from the related properties.

Even if a REIT furnishes or renders services that are non-customary with respect to a property, if the greater of (i) the amounts received or accrued, directly or indirectly, or deemed received by the REIT with respect to such services, or (ii) 150% of our direct cost in furnishing or rendering the services during a taxable year is not more than 1% of all amounts received or accrued, directly or indirectly by the REIT with respect to the property during the same taxable year, then only the amounts with respect to such non-customary services are not treated as rent for purposes of the REIT gross income tests.

Prohibited Transactions Tax. A REIT will incur a 100% tax on the net income derived from any sale or other disposition of property, other than foreclosure property, that the REIT holds primarily for sale to customers in the ordinary course of a trade or business. Any such income will be excluded from the application of the 75% and 95% gross income tests. Whether a REIT holds an asset primarily for sale to customers in the ordinary course of a trade or business depends, however, on the facts and circumstances in effect from time to time, including those related to a particular asset. Nevertheless, we generally intend to conduct our operations so that no asset that we own will be treated as, or as having been, held for sale to customers, and that a sale of any such asset will not be treated as having been in the ordinary course of our business. We cannot assure you that we will comply with certain safe harbor provisions or that we will avoid owning property that may be characterized as property that we hold primarily for sale to customers in the ordinary course of a trade or business. The 100% tax will not apply to gains from the sale of property that is held through a TRS or other taxable corporation, although such income will be subject to tax in the hands of the corporation at regular corporate income tax rates.

Foreclosure Property. We will be subject to tax at the maximum corporate rate on any income (including foreign currency gain) from foreclosure property, other than income that otherwise would be qualifying income for purposes of the 75% gross income test, less expenses directly connected with the production of that income. However, gross income from foreclosure property will qualify under the 75% and 95% gross income tests. Foreclosure property is any real property, including interests in real property, and any personal property incident to such real property:

•

that is acquired by a REIT as the result of the REIT having bid on such property at foreclosure, or having otherwise reduced such property to ownership or possession by agreement or process of law, after there was default or default was imminent on a lease of such property or on indebtedness that such property secured;

•	for which the related loan or lease was acquired by the REIT at a time when the default was not imminent or anticipated; and

•	for which the REIT makes a proper election to treat the property as foreclosure property.

However, a REIT will not be considered to have foreclosed on a property where the REIT takes control of the property as a mortgage-in-possession and cannot receive any profit or sustain any loss except as a creditor of the mortgagor. Property generally ceases to be foreclosure property at the end of the third taxable year following the taxable year in which the REIT acquired the property, or longer if an extension is granted by the Secretary of the Treasury. This grace period terminates and foreclosure property ceases to be foreclosure property on the first day:

•

on which a lease is entered into for the property that, by its terms, will give rise to income that does not qualify for purposes of the 75% gross income test (disregarding income from foreclosure property), or any amount is received or accrued, directly or indirectly, pursuant to a lease entered into on or after such day that will give rise to income that does not qualify for purposes of the 75% gross income test (disregarding income from foreclosure property);

•

on which any construction takes place on the property, other than completion of a building or any other improvement, where more than 10% of the construction was completed before default became imminent; or

•

which is more than 90 days after the day on which the REIT acquired the property and the property is used in a trade or business that is conducted by the REIT, other than through an independent contractor from whom the REIT itself does not derive or receive any income.

We may have the option to foreclose on a Promissory Note. The foregoing rules could affect a decision by us to foreclose on a particular Promissory Note or other mortgage loan.

Failure to Satisfy Gross Income Tests. If we fail to satisfy one or both of the gross income tests for any taxable year, we nevertheless may qualify as a REIT for that year if we are entitled to relief under the Code. That relief provision will be available if our failure to meet the tests is due to reasonable cause and not due to willful neglect, and we attach a schedule of the sources of our income to our federal income tax return. It is not possible, however, to state whether in all circumstances we would be entitled to the benefit of these relief provisions. For example, if we fail to satisfy the gross income tests because nonqualifying income that we intentionally recognize exceeds the limits on nonqualifying income, the IRS could conclude that the failure to satisfy the tests was not due to reasonable cause. If these relief provisions are inapplicable to a particular set of circumstances, we will fail to qualify as a REIT. Even if these relief provisions apply, a penalty tax would be imposed based on the amount of nonqualifying income. See “—Our Taxation as a REIT” and “—Failure to Qualify.”

Asset Tests

At the close of each quarter of our taxable year, we must satisfy the following tests relating to the nature of our assets.

•	At least 75% of the value of our total assets (or, the 75% asset class) must be represented by the following:

•

interests in real property, including leaseholds and options to acquire real property and leaseholds, and personal property to the extent such personal property is leased in connection with real property and rents attributable to such personal property are treated as “rents from real property” as a result of such rents not exceeding 15% of the total rent attributable to personal property and real property under such lease;

•	interests in mortgages on real property or on interests in real property;

•	stock in other REITs and debt instruments issued by “publicly offered REITs”;

•	cash or cash items;

•	government securities;

•

investments in stock or debt instruments attributable to the temporary investment of new capital during the one-year period following our receipt of new capital that we raise through equity offerings or public offerings of debt obligations with at least a five-year term; and

•

regular or residual interests in a REMIC. However, if less than 95% of the assets of a REMIC consist of assets that are qualifying real estate-related assets under the federal income tax laws, determined as if we held such assets directly, we will be treated as holding directly our proportionate share of the assets of such REMIC.

•	Not more than 25% of our total assets may be represented by securities, other than those in the 75% asset class.

•	Except for securities in TRSs and the securities in the 75% asset class, the value of any one issuer’s securities owned by us may not exceed 5% of the value of our total assets (the “5% asset test”).

•	Except for securities in TRSs and the securities in the 75% asset class, we may not own more than 10% of any one issuer’s outstanding voting securities (the “10% vote test”).

•

Except for securities in TRSs and the securities in the 75% asset class, we may not own more than 10% of the total value of the outstanding securities of any one issuer, other than securities that qualify for the “straight debt” exception discussed below (the “10% value test”).

•

Not more than 20%, for taxable years beginning before December 31, 2025, or 25%, for taxable years beginning after December 31, 2025, of the value of our total assets may be represented by the securities of one or more TRSs (other than securities in the 75% asset class).

•	Not more than 25% of the value of our total assets may be represented by debt instruments of “publicly offered REITs” that are not secured by real property or interests in real property.

For purposes of the 5% asset test, the 10% vote test and the 10% value test, the term “securities” does not include stock in another REIT, debt of “publicly offered REITs,” equity or debt securities of a qualified REIT subsidiary or TRS, mortgage loans that constitute real estate assets, or equity interests in a partnership. The term “securities”, however, generally includes debt securities issued by a partnership or another REIT (other than a “publicly offered REIT”), except that, for purposes of the 10% value test, the term “securities” does not include:

•

“straight debt” securities, defined as a written unconditional promise to pay on demand or on a specified date a sum certain in money if (i) the debt is not convertible, directly or indirectly, into stock, and (ii) the interest rate and interest payment dates are not contingent on profits, the borrower’s discretion, or similar factors. In the case of an issuer that is a corporation or a partnership, securities that otherwise would be considered straight debt will not be so considered if we, and any of our “controlled taxable REIT subsidiaries” as defined in the Code, hold any securities of the corporate or partnership issuer that (a) are not straight debt or other excluded securities (prior to the application of this rule), and (b) have an aggregate value greater than 1% of the issuer’s outstanding securities (including, for the purposes of a partnership issuer, our interest as a partner in the partnership). However, “straight debt” securities include debt subject to the following contingencies:

•	a contingency relating to the time of payment of interest or principal, as long as either (i) there is no change to the effective yield of the debt obligation, other than a change to the annual yield that does not exceed the greater of 0.25% or 5% of the annual yield, or (ii) neither the aggregate issue price nor the aggregate face amount of the issuer’s debt obligations held by us exceeds $1 million and no more than 12 months of unaccrued interest on the debt obligations can be required to be prepaid; and

•	a contingency relating to the time or amount of payment upon a default or prepayment of a debt obligation, as long as the contingency is consistent with customary commercial practice.

In addition, the following instruments will not be considered securities for purposes of the 10% value test: (i) a REIT’s interest as a partner in a partnership; (ii) any debt instrument issued by a partnership (other than straight debt or any other excluded security) if at least 75% of the partnership’s gross income is derived from sources that would qualify for the 75% gross income test; (iii) any debt instrument issued by a partnership (other than straight debt or any other excluded security) to the extent of the REIT’s interest as a partner in the partnership; (iv) any loan to an individual or an estate; (v) any “section 467 rental agreement,” other than an agreement with a related party tenant; (vi) any obligation to pay “rents from real property”; (vii) certain securities issued by governmental entities that are not dependent in whole or in part on the profits of (or payments made by) a non-governmental entity; and (viii) any security (including debt securities) issued by another REIT. For purposes of the 10% value test, our proportionate share of the assets of a partnership is our proportionate interest in any securities issued by the partnership, without regard to the securities described in clauses (i) and (ii) in the preceding sentence.

For purposes of the 75% asset test, mortgage loans generally will qualify as real estate assets to the extent that they are secured by real property. We believe that the Promissory Notes will be treated as mortgage loans that are fully secured by real property.

We will monitor the status of our assets for purposes of the various asset tests and will seek to manage our portfolio to comply at all times with such tests. There can be no assurances, however, that we will be successful in this effort. In this regard, to determine our compliance with these requirements, we will need to estimate the value of the real estate securing our mortgage loans at various times. In addition, we will have to value our investment in our other assets to ensure compliance with the asset tests. Although we will seek to be prudent in making these estimates, there can be no assurances that the IRS might not disagree with these determinations and assert that a different value is applicable, in which case we might not satisfy the 75% and the other asset tests.

In the event that we violate the second or third asset tests described above at the end of any calendar quarter, we will not lose our REIT qualification if the failure is de minimis (up to the lesser of 1% of the total value of our assets at the end of the quarter in which the failure occurs or $10 million) and we dispose of assets or otherwise comply with the asset tests within six months after the last day of the quarter. In the event of a failure of any of the asset tests (other than a de minimis failure of the 5% and 10% asset tests described in the preceding sentence), as long as the failure was due to reasonable cause and not to willful neglect, we will not lose our REIT qualification if we identify the failure on a separate schedule, dispose of assets or otherwise comply with the asset tests within six months after the last day of the quarter in which our identification of the failure occurs and pay a tax equal to the greater of $50,000 or an amount determined by multiplying the highest federal income tax rate applicable to corporations by the net income from the nonqualifying assets during the period in which we failed to satisfy the asset tests.

After initially meeting the asset tests after the close of any quarter, we will not lose our status as a REIT if we fail to satisfy the asset tests at the end of a later quarter solely by reason of changes in the relative values of our assets. However, an acquisition of property by a REIT requires the REIT to revalue all of its assets. If the failure to satisfy the asset tests results from an increase in the value of our assets after the acquisition of securities or other property during a quarter, the failure can be cured by eliminating the discrepancy within 30 days after the close of that quarter. We intend to maintain adequate records of the value of our assets to ensure compliance with the asset tests and to take any available action within 30 days after the close of any quarter as may be required to cure any noncompliance with the asset tests. We cannot ensure that these steps always will be successful. If we fail to cure the noncompliance with the asset tests within this 30-day period, we could fail to qualify as a REIT.

We currently believe that the mortgage-related assets, securities and other assets that we expect to hold will satisfy the foregoing asset test requirements. However, no independent appraisals will be obtained to support our conclusions as to the value of our assets and securities, or in many cases, the real estate collateral for the mortgage loans that we hold. Moreover, the values of some assets, such as the securities of our TRSs, may not be susceptible to a precise determination. As a result, there can be no assurance that the IRS will not contend that our ownership of securities and other assets violates one or more of the asset tests applicable to REITs.

Distribution Requirements

To qualify as a REIT, we generally must distribute dividends (other than capital gain dividends) to our stockholders in an amount at least equal to:

•

the sum of (i) 90% of our REIT taxable income, computed without regard to the dividends paid deduction and our net capital gain and (ii) 90% of our after-tax net income, if any, from foreclosure property; minus

•

the excess of the sum of specified items of non-cash income (including original issue discount on our senior loans and mezzanine loans) over 5% of our REIT taxable income, computed without regard to the dividends paid deduction and our net capital gain.

Distributions generally must be made during the taxable year to which they relate. Distributions may be made in the following year in two circumstances. First, if we declare a dividend in October, November or December of any year with a record date in one of these months and pay the dividend on or before January 31 of the following year, we will be treated as having paid the dividend on December 31 of the year in which the dividend was declared. Second, distributions may be made in the following year if the dividends are declared before we timely file our tax return for the year and if made before the first regular dividend payment made after such declaration. These distributions are taxable to our stockholders in the year in which paid, even though the distributions relate to our prior taxable year for purposes of the 90% distribution requirement. To the extent that we do not distribute all of our net capital gain or we distribute at least 90%, but less than 100% of our REIT taxable income, as adjusted, we will be subject to tax on the undistributed amount at regular corporate tax rates.

If we cease to be a “publicly offered REIT,” then, for distributions to be counted as satisfying the annual distribution requirements for REITs, and to provide us with a REIT-level tax deduction, the distributions must not have been “preferential dividends.” A dividend is not a preferential dividend if the distribution is (i) pro-rata among all outstanding shares of stock within a particular class, and (ii) in accordance with the preferences among different classes of stock as set forth in our organizational documents.

If we fail to distribute during a calendar year (or, in the case of distributions with declaration and record dates falling in the last three months of the calendar year, by the end of January following such calendar year) at least the sum of (i) 85% of our ordinary income for such year, (ii) 95% of our capital gain net income for such year and (iii) any undistributed taxable income from prior years, we will be subject to a 4% excise tax on the excess of such required distribution over the sum of (x) the amounts actually distributed (taking into account excess distributions from prior years) and (y) the amounts of income retained on which we have paid corporate income tax.

We may elect to retain rather than distribute all or a portion of our net capital gains and pay the tax on the gains. In that case, we may elect to have our stockholders include their proportionate share of the undistributed net capital gains in income as long-term capital gains and receive a credit for their share of the tax paid by us. For purposes of the 4% excise tax described above, any retained amounts for which we elect this treatment would be treated as having been distributed.

We intend to make timely distributions sufficient to satisfy the distribution requirements. If we do not have sufficient cash to distribute all of our taxable income and thereby avoid corporate income tax and the excise tax imposed on certain undistributed income, we may need to borrow funds or issue additional common stock or preferred stock.

We may satisfy the 90% distribution test with taxable distributions of our stock or debt securities. The IRS has issued a revenue procedure authorizing “publicly offered REITs” to treat certain distributions that are paid partly in cash and partly in stock as dividends that would satisfy the REIT annual distribution requirement and qualify for the dividends paid deduction for federal income tax purposes. As a “publicly offered REIT,” as long as at least 20% of the total dividend is available in cash and certain other requirements are satisfied, the IRS will treat the stock distribution as a dividend (to the extent applicable rules treat such distribution as being made out of our earnings and profits). We have no current intention to make a taxable dividend payable in our stock.

Under some circumstances, we may be able to rectify a failure to meet the distribution requirement for a year by paying deficiency dividends to stockholders in a later year, which may be included in our deduction for dividends paid for the earlier year. Thus, we may be able to avoid being taxed on amounts distributed as deficiency dividends. However, we will be required to pay interest based upon the amount of any deduction taken for deficiency dividends.

Recordkeeping Requirements

We must maintain certain records in order to maintain our qualification as a REIT. In addition, to avoid a monetary penalty, we must request on an annual basis information from our stockholders designed to disclose the actual ownership of our outstanding stock. We intend to continue to comply with these requirements. A stockholder that fails or refuses to comply with such request is required by the Treasury regulations to submit a statement with its tax return disclosing the actual ownership of our stock and other information.

Failure to Qualify

If we fail to satisfy one or more requirements for REIT qualification, other than the income tests or asset requirements, then we may still retain REIT qualification if the failure is due to reasonable cause and not due to willful neglect, and we pay a penalty of $50,000 for each such failure. In addition, there are relief provisions for a failure of the gross income tests and asset tests, as described in “—Gross Income Tests” and “—Asset Tests” above.

If we fail to qualify for taxation as a REIT in any taxable year and the relief provisions do not apply, we will be subject to tax, including any applicable alternative minimum tax, on our taxable income at regular corporate rates. This would significantly reduce both our cash available for distribution to our stockholders and our earnings. If we fail to qualify as a REIT, we will not be required to make any distributions to stockholders and any distributions that are made will not be deductible by

us. Moreover, all distributions to stockholders would be taxable as dividends to the extent of our current and accumulated earnings and profits, whether or not attributable to capital gains of ours. Subject to certain limitations of the Code, corporate distributees may be eligible for the dividends received deduction with respect to those distributions, and individual, trust and estate distributees may be eligible for reduced income tax rates on such dividends. Unless we are entitled to relief under specific statutory provisions, we also will be disqualified from taxation as a REIT for the four taxable years following the year during which we ceased to qualify as a REIT. We cannot predict whether in all circumstances we would qualify for such statutory relief.

Taxation of Millrose U.S. Holders

Distributions Generally. As long as we qualify as a REIT, distributions made to taxable Millrose U.S. Holders out of current or accumulated earnings and profits that are not designated as capital gain dividends or retained long-term capital gains will be taken into account by them as ordinary income taxable at ordinary income tax rates and will not qualify for the reduced capital gains rates that currently generally apply to distributions by non-REIT C corporations to certain non-corporate Millrose U.S. Holders. Corporate stockholders will not be eligible for the dividends received deduction with respect to these distributions.

Individuals, trusts and estates may be able to deduct 20% of certain pass-through income, including generally ordinary REIT dividends, subject to certain limitations (the “pass-through deduction”). To qualify for the pass-through deduction, the stockholder receiving such dividend must hold the dividend-paying REIT shares for at least 46 days (taking into account certain special holding period rules) of the 91-day period beginning 45 days before the shares become ex-dividend, and cannot be under an obligation to make related payments with respect to a position in substantially similar or related property.

The maximum federal income tax rate for “qualified dividend income” received by taxpayers taxed at individual rates is currently 20% (exclusive of the 3.8% net investment income tax). Qualified dividend income generally includes dividends paid to Millrose U.S. Holders taxed at individual rates by domestic C-corporations and certain qualified foreign corporations. Because we generally are not subject to federal income tax on the portion of our REIT taxable income distributed to our stockholders (see “—Millrose’s Taxation as a REIT” above), our dividends generally will not be eligible for the reduced 20% rate on qualified dividend income. As a result, our ordinary REIT dividends will be taxed at a higher tax rate as described above. However, the 20% tax rate for qualified dividend income will apply to our ordinary REIT dividends (i) attributable to dividends received by us from certain non-REIT corporations (e.g., dividends from any domestic TRS), (ii) to the extent attributable to income upon which we have paid corporate income tax (e.g., to the extent that we distribute less than 100% of our taxable income) and (iii) attributable to income in the prior taxable year from the sales of “built-in gain” property acquired by us from C corporations in carryover basis transactions (less the amount of corporate tax on such income). In general, to qualify for the reduced tax rate on qualified dividend income, a Millrose U.S. Holder must hold our common stock for more than 60 days during the 121-day period beginning on the date that is 60 days before the date on which our common stock becomes ex-dividend.

Distributions in excess of both current and accumulated earnings and profits will not be taxable to a Millrose U.S. Holder to the extent that the distributions do not exceed the adjusted basis of the holder’s stock. Rather, such distributions will reduce the adjusted basis of the stock. To the extent that distributions exceed the adjusted basis of a Millrose U.S. Holder’s stock, the distributions will be taxable as capital gains.

Distributions will generally be taxable, if at all, in the year of the distribution. However, if we declare a dividend in October, November or December of any year with a record date in one of these months and pay the dividend on or before January 31 of the following year, we will be treated as having paid the dividend, and the stockholder will be treated as having received the dividend, on December 31 of the year in which the dividend was declared.

Capital Gain Dividends. We may elect to designate distributions of our net capital gain as “capital gain dividends.” Capital gain dividends are taxed to Millrose U.S. Holders of our stock as gain from the sale or exchange of a capital asset held for more than one year. This tax treatment applies regardless of the period during which the Millrose U.S. Holders have held their stock. If we designate any portion of a dividend as a capital gain dividend, the amount that will be taxable to the stockholder as capital gain will be indicated to U.S. holders on IRS Form 1099-DIV. Corporate U.S. holders, however, may be required to treat up to 20% of capital gain dividends as ordinary income. Capital gain dividends are not eligible for the dividends-received deduction for corporations.

Instead of paying capital gain dividends, we may elect to require Millrose U.S. Holders to include our undistributed net capital gains in their income. If we make such an election, Millrose U.S. Holders (i) will include in their income as long-term capital gains their proportionate share of such undistributed capital gains and (ii) will be deemed to have paid their proportionate share of the tax paid by us on such undistributed capital gains and thereby receive a credit or refund for such amount. A Millrose U.S. Holder will increase the basis in its shares of our common stock by the difference between the amount of capital gain included in its income and the amount of tax it is deemed to have paid. Our earnings and profits will be adjusted appropriately.

We must classify portions of our designated capital gain dividend into the following categories:

•	a 20% gain distribution, which would be taxable to non-corporate U.S. holders of our stock at a rate of up to 20%; or

•	an unrecaptured Section 1250 gain distribution, which would be taxable to non-corporate U.S. holders of our stock at a maximum rate of 25%.

The IRS currently requires that distributions made to different classes of stock be composed proportionately of dividends of a particular type.

Passive Activity Loss and Investment Interest Limitation. Distributions and gain from the disposition of Millrose Class A Common Stock will not be treated as passive activity income, and therefore Millrose U.S. Holders will not be able to apply any “passive activity losses” against such income. Dividends paid by us, to the extent they do not constitute a return of capital, generally will be treated as investment income for purposes of the investment income limitation on the deduction of the investment interest.

Other Tax Considerations. Millrose U.S. Holders may not include in their individual income tax returns any of our net operating losses or capital losses. Our operating or capital losses would be carried over by us for potential offset against future income, subject to applicable limitations.

Sales of Our Common Stock. Upon any taxable sale or other disposition of our common stock, a Millrose U.S. Holder will recognize gain or loss for federal income tax purposes on the disposition of our common stock in an amount equal to the difference between:

•	the amount of cash and the fair market value of any property received on such disposition; and

•	the U.S. holder’s adjusted basis in such common stock for tax purposes.

Gain or loss will be capital gain or loss. The applicable tax rate will depend on the holder’s holding period in the asset (generally, if an asset has been held for more than one year it will produce long-term capital gain) and the holder’s tax bracket.

A holder’s adjusted tax basis generally will equal the original tax basis as described under “—The Exchange Offer,” increased by the excess of net capital gains deemed distributed to the Millrose U.S. Holder less tax deemed paid by it and reduced by any return of capital distribution. The applicable tax rate will depend on the holder’s holding period in the asset (generally, if an asset has been held for more than one year it will produce long-term capital gain) and the holder’s tax bracket. All or a portion of any loss that a Millrose U.S. Holder realizes upon a taxable disposition of our common stock may be disallowed if the Millrose U.S. Holder purchases our common stock within 30 days before or after the disposition.

Net Investment Income Tax. Certain Millrose U.S. Holders, including individuals and estates and trusts, are subject to an additional tax on all or a portion of their “net investment income,” which includes net gain from a sale or exchange of our common stock and income from dividends paid on our common stock. U.S. holders are urged to consult their tax advisors regarding the net investment income tax.

Backup Withholding Tax and Information Reporting

Millrose U.S. Holders. In general, information-reporting requirements will apply to payments of dividends and interest on and payments of the proceeds of the sale of our common stock held by Millrose U.S. Holders, unless an exception applies. The payor is required to withhold tax on such payments if (i) the payee fails to furnish a taxpayer identification number, or TIN, to the payor or to establish an exemption from backup withholding, or (ii) the IRS notifies the payor that the TIN furnished by the payee is incorrect. In addition, a payor of the dividends or interest on our common stock is required to withhold tax if (i) there has been a notified payee under-reporting with respect to interest, dividends or original issue discount described in Section 3406(c) of the Code, or (ii) there has been a failure of the payee to certify under the penalty of perjury that the payee is not subject to backup withholding under the Code. A Millrose U.S. Holder that does not provide us with a correct TIN may also be subject to penalties imposed by the IRS. In addition, we may be required to withhold a portion of capital gain distributions to any Millrose U.S. Holders who fail to certify their U.S. status to us. Some Millrose U.S. Holders, including corporations, may be exempt from backup withholding. Any amounts withheld under the backup withholding rules from a payment to a stockholder will be allowed as a credit against the stockholder’s federal income tax and may entitle the stockholder to a refund, provided that the required information is furnished to the IRS. The payor will be required to furnish annually to the IRS and to holders of our common stock information relating to the amount of dividends paid on our common stock, and that information reporting may also apply to payments of proceeds from the sale of our common stock. Some holders, including corporations, financial institutions and certain tax-exempt organizations, are generally not subject to information reporting.

Legislative or Other Actions Affecting REITs

The present federal income tax treatment of REITs may be modified, possibly with retroactive effect, by legislative, judicial, or administrative action at any time. The REIT rules are constantly under review by persons involved in the legislative process and by the IRS and the U.S. Treasury Department which may result in statutory changes as well as revisions to regulations and interpretations. In addition, several proposals have been made that would make substantial changes to the federal income tax laws generally. We cannot predict whether any of these changes will become law or the long-term effect of any future changes in law on REITs and their stockholders. Prospective investors are urged to consult with their tax advisors regarding the effect of potential changes to the federal tax laws on an investment in our common stock.

State and Local Taxes

We and our stockholders may be subject to state or local taxation in various state or local jurisdictions, including those in which we or they transact business or reside. Our state and local tax treatment and that of our stockholders may not conform to the federal income tax treatment discussed above. Consequently, prospective stockholders should consult their tax advisors regarding the effect of state and local tax laws on an investment in our common stock.

LEGAL MATTERS

The validity of the shares being offered herein will be passed upon for us by Venable LLP, Baltimore, Maryland. Akin Gump Strauss Hauer & Feld LLP, New York, New York, is acting as counsel to Millrose with respect to certain legal matters. Hunton Andrews Kurth LLP is acting as counsel to Millrose with respect to certain U.S. federal income tax matters. Cleary Gottlieb Steen & Hamilton LLP, New York, New York, is acting as counsel to Lennar with respect to certain legal matters. Goodwin Procter LLP, New York, New York, is also acting as counsel to Lennar with respect to certain legal matters. Certain legal matters in connection with this Exchange Offer will be passed upon for the dealer managers by Davis Polk & Wardwell LLP, New York, New York.

EXPERTS

The combined financial statements of Millrose Predecessor Business as of December 31, 2024 and 2023, and for each of the two years in the period ended December 31, 2024, included in this prospectus, have been audited by Deloitte & Touche LLP, an independent registered public accounting firm, as stated in their report. Such combined financial statements are included in reliance upon the report of such firm given their authority as experts in accounting and auditing.

The financial statements of Millrose Properties, Inc as of December 31, 2024 and June 30, 2024, included in this prospectus, have been audited by Deloitte & Touche LLP, an independent registered public accounting firm, as stated in their report. Such financial statements are included in reliance upon the report of such firm given their authority as experts in accounting and auditing.

The financial statements of Lennar Corporation as of November 30, 2024 and 2023, and for each of the three years in the period ended November 30, 2024, incorporated by reference in this prospectus, and the effectiveness of Lennar Corporation’s internal control over financial reporting have been audited by Deloitte & Touche LLP, an independent registered public accounting firm, as stated in their reports. Such financial statements are incorporated by reference in reliance upon the reports of such firm given their authority as experts in accounting and auditing.

DISCLOSURE OF SEC POSITION ON INDEMNIFICATION FOR SECURITIES ACT LIABILITIES

Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers or persons controlling Millrose, Millrose has been informed that, in the opinion of the SEC, such indemnification is against public policy as expressed in the Securities Act and is therefore unenforceable.

INDEX TO FINANCIAL STATEMENTS

Report of Independent Registered Public Accounting Firm
To the shareholders and the Board of Directors of Millrose Properties, Inc.
Opinion on the Financial Statements
We have audited the accompanying balance sheets of Millrose Properties, Inc. as of December 31, 2024 and June 30, 2024 and the related notes listed in the Index at Item 8 (collectively referred to as the “financial statements”). In our opinion, the financial statements present fairly, in all material respects, the financial position of Millrose Properties, Inc. as of December 31, 2024 and June 30, 2024, in conformity with accounting principles generally accepted in the United States of America.
Basis for Opinion
These financial statements are the responsibility of Millrose Properties, Inc.’s management. Our responsibility is to express an opinion on the Millrose Properties, Inc. financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to Millrose Properties, Inc. in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.
We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. Millrose Properties, Inc. is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audits, we are required to obtain an understanding of internal control over financial reporting but not for the purpose of expressing an opinion on the effectiveness of Millrose Properties, Inc.’s internal control over financial reporting. Accordingly, we express no such opinion.
Our audits included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audits provide a reasonable basis for our opinion.
/s/ Deloitte & Touche LLP
New York, NY
March 31, 2025
We have served as Millrose Properties, Inc.’s auditor since 2024.

MILLROSE PROPERTIES, INC.
BALANCE SHEETS
December 31, 2024 and June 30, 2024

	December 31, 2024	June 30, 2024
Assets
Cash	$100	$100

Total assets	100	100

Liabilities and stockholders’ equity	—	—
Commitments and contingencies (See Note 3)
Stockholders’ equity	—	—
Common Stock, $0.01 par value, 100 shares authorized; 100 shares issued and outstanding	1	1
Additional paid-in capital	99	99

Total liabilities and stockholders’ equity	$100	$100

See Notes to the Balance Sheets.

MILLROSE PROPERTIES, INC.
NOTES TO THE BALANCE SHEETS
1. Organization and Description of Business
Millrose Properties, Inc. (“Millrose” or the “Company”) is a corporation incorporated under the laws of the State of Maryland on March 19, 2024 for the purpose of receiving the business assets from Lennar Corporation (“Lennar”) and becoming an independent publicly traded company. Millrose provides, through its subsidiaries, an operational and capital solution for home builders and land development companies to finance the acquisition and development of land assets through the Homesite Option Purchase Platform (“HOPP’R”). The HOPP’R is a comprehensive suite of systems and procedures developed to operate and manage the acquisition, financing and development of land assets on a large scale. Millrose is a holding company without any operations of its own. Its operations are conducted through Millrose Properties Holdings, LLC (“Millrose Holdings”), a Delaware limited liability company and a wholly-owned operating subsidiary of Millrose, and other subsidiaries. Millrose is externally managed by Kennedy Lewis Land and Residential Advisors LLC (the “Manager”) with personnel provided by the Manager and officers recommended by the Manager and appointed by the Board of Directors of Millrose (the “Board”) serving as all officers and employees of, and performing all business operations for, Millrose, Millrose Holdings and any other subsidiaries.
On the February 7, 2025, Lennar completed the previously announced spin-off
of Millrose from Lennar and became an independent company listed on the New York Stock Exchange (the
“Spin-Off”).
See Note 6. Subsequent Events. Millrose intends to elect to qualify as a real estate investment trust (“REIT”), commencing with its taxable year ending December 31, 2025.
2. Basis of Presentation Summary of Significant Accounting Policies
Basis of presentation
As of December 31, 2024, Millrose had engaged in no business activities since inception and had nominal assets and no liabilities. The balance sheet has been prepared in accordance with accounting principles generally accepted in the United States (“GAAP”). Separate statements of operations, equity, and cash flows have not been prepared because no material substantive transactions had taken place.
Cash and Cash Equivalents
Cash and short-term investments with an original maturity of three months or less when acquired are considered cash and cash equivalents for the purposes of the balance sheets.
Recent Accounting Pronouncements
The Company considered the applicability and impact of all Accounting Standard Updates (“ASUs”) issued by the Financial Accounting Standards Board. Recently issued ASUs were assessed and determined either to be not applicable or not expected to have material impact on the Company’s financial statements.
3. Commitments and Contingencies
As of December 31, 2024, the Company was not subject to any material litigation nor was the Company aware of any material litigation threatened against it.
4. Related Party Transactions
As of December 31, 2024, the Company was wholly-owned subsidiary of Lennar. Following the
Spin-Off,
the Company is externally managed and advised by Kennedy Lewis Land and Residential Advisors LLC and Lennar owns approximately 20% of Millrose’s outstanding shares of common stock.

5. Stockholders’ Equity
The Company was capitalized with the issuance of 100 shares of common stock ($0.01 par value per share) in exchange for a $100 contribution by Lennar. As of December 31, 2024, the Company had issued 100 shares, which were held by Lennar.
6. Subsequent Events
The Company has evaluated subsequent events through the filing of this Form
10-K,
and determined that there have been no events that have occurred that would require adjustments to our disclosures in the financial statements except for the following:
Completion of Spinoff of Millrose
On February 7, 2025, the Company completed the
Spin-Off
of Millrose from Lennar and became an independent company listed on the New York Stock Exchange under the symbol “MRP”. The
Spin-Off
was completed through a distribution of approximately 80% of Millrose’s stock to Lennar’s stockholders. Each holder of Lennar Class A common stock or Lennar Class B common stock received one share of Class A common stock or Class B common stock for every two shares of Lennar Class A common stock or Lennar Class B common stock held as of the close of business on January 21, 2025, the record date of the
Spin-Off.
Lennar has temporarily retained 33,200,053 shares, approximately 20% of Millrose’s outstanding shares of common stock. In connection with the
Spin-Off,
Lennar contributed $5.5 billion in land assets and cash of $1 billion to the Company.
After the
Spin-Off,
Millrose is a holding company without any operations of its own. Its operations are conducted through Millrose Holdings and its subsidiaries.
The Company is externally managed the Manager, an affiliate of Kennedy Lewis Investment Management LLC. Additionally, in connection with the
Spin-Off,
on the Distribution Date, the Company entered into a credit agreement (the “Credit Agreement”) with the lenders thereto and JPMorgan Chase Bank, N.A as a lender and as administrative agent for the lenders, which provides for a revolving credit facility of up to $1.335 billion, scheduled to mature on February 7, 2028. The Company has borrowed $450 million under the revolving credit facility as of March 25, 2025.
Acquisition of Rausch Coleman Homes Land Assets
On February 10, 2025, the Company completed its acquisition of land assets consisting of approximately 24,000 homesites through the acquisition of 100% of the outstanding stock of RCH Holdings, Inc., a newly formed parent holding company of Rausch Coleman Companies, LLC, for approximately $876 million in cash, which is net of option deposits funded by Lennar and other holdbacks (the “Supplemental Transferred Assets Transaction”). The Company funded the Supplemental Transferred Assets Transaction using cash on hand.
Declaration of Dividend
On March 17, 2025, the Board declared a dividend of $0.38 to be paid to holders of Class A common stock and Class B common stock as of the close of business on April 4, 2025. The dividend will be paid on April 15, 2025.

UNAUDITED PRO FORMA COMBINED FINANCIAL STATEMENTS
The following Unaudited Pro Forma Combined Financial Statements consist of an Unaudited Pro Forma Combined Balance Sheet as of December 31, 2024 and Unaudited Pro Forma Combined Statements of Operations for the nine months ended September 30, 2025 and the fiscal year ended December 31, 2024 for Millrose Properties, Inc. and the notes thereto. The Unaudited Pro Forma Combined Statement of Operations for the nine months ended September 30, 2025 was derived from the unaudited Condensed Consolidated Financial Statements for the nine months ended September 30, 2025 of Millrose Properties, Inc. and the Unaudited Pro Forma Combined Financial Statements as of and for the fiscal year ended December 31, 2024 were derived from the historical Combined Financial Statements of the Predecessor Millrose Business included elsewhere in this prospectus.
The pro forma adjustments give effect to the
Spin-Off,
which was completed on February 7, 2025, and the related transactions, including the Supplemental Transferred Assets Transaction, as described in the notes to the historical unaudited Condensed Consolidated Financial Statements of Millrose Properties, Inc. and audited Combined Financial Statements of the Predecessor Millrose Business. The Unaudited Pro Forma Combined Balance Sheet gives effect to the completion of the
Spin-Off
and the related transactions, including the Supplemental Transferred Assets Transaction, as if they had occurred on December 31, 2024. We are not presenting an unaudited pro forma combined balance sheet as of September 30, 2025 because the historical unaudited condensed consolidated balance sheet as of September 30, 2025 of Millrose Properties, Inc. included elsewhere in this prospectus already gives effect to the completion of the
Spin-Off,
which was completed on February 7, 2025, and related transactions, including the Supplemental Transferred Assets Transaction. The Unaudited Pro Forma Combined Statements of Operations give effect to the completion of the
Spin-Off,
which was completed on February 7, 2025, and the related transactions, including the Supplemental Transferred Assets Transaction, as if they had become effective on January 1, 2024, the first day of fiscal 2024.
The following Unaudited Pro Forma Combined Financial Statements give effect to the completion of the
Spin-Off
and the related transactions, including the Supplemental Transferred Assets Transaction, and related adjustments in accordance with Article 11 of the SEC’s Regulation
S-X,
as amended by the final rule, Release
No. 33-10786.
The Unaudited Pro Forma Combined Financial Statements include certain adjustments that are necessary to present fairly our Unaudited Pro Forma Combined Balance Sheet and Unaudited Pro Forma Combined Statements of Operations as of and for the periods indicated. The pro forma adjustments are based upon currently available information and assumptions that management believes are reasonable, that reflect the expected impacts of events directly attributable to the
Spin-Off
and the related transactions, including the Supplemental Transferred Assets Transaction, that are factually supportable.
The Unaudited Pro Forma Combined Financial Statements give effect to the following transactions:

•	Spin-Off of the Predecessor Millrose Business (the Business Assets) from Lennar and the related transactions as if they had been completed on the dates assumed;

•
acquisition of land inventory from Rausch Coleman Companies, LLC, a privately-held U.S. home builder (“Rausch”) using approximately $876 million of the cash contribution by Lennar in connection with the
Spin-Off
as consideration (the “Supplemental Transferred Assets Transaction”);

•	the impact of, and transactions contemplated by, the Distribution Agreement, Management Agreement and certain of the Lennar Agreements;

•
the ongoing incremental costs we have incurred as an independent publicly traded company that, among other things, is listed on the NYSE, is subject to SEC reporting requirements and intends to qualify as a REIT for U.S. federal income tax purposes, all of which are covered by the Management Fee as set forth in the Management Agreement; and

•	adjustment for customer deposits and income tax payable we have incurred as an independent publicly traded company following the Spin-Off.
The Unaudited Pro Forma Combined Financial Statements have been presented for informational purposes only. The pro forma information is not necessarily indicative of what our results of operations or financial condition would have been if the
Spin-Off
and the related transactions, including the Supplemental Transferred Assets Transaction, had been completed on the dates assumed. It should not be relied upon as a representation of what our future performance or financial position will be.
The following Unaudited Pro Forma Combined Financial Statements should be read in conjunction with the historical unaudited Condensed Consolidated Financial Statements of Millrose Properties, Inc. and audited Combined Financial Statements of the Predecessor Millrose Business included elsewhere in this prospectus and the section of this prospectus captioned “Management’s Discussion and Analysis of Financial Condition and Results of Operations of Millrose.”

MILLROSE PROPERTIES, INC.
UNAUDITED PRO FORMA COMBINED BALANCE SHEET
As of December 31, 2024

(In thousands)	Historical	Rausch Land Inventory Acquisition		Transaction Accounting Adjustments		Pro Forma
Assets
Inventory	$5,465,290	$1,165,862	a	$—		$6,631,152
Cash	—	(858,937)	a	1,030,837	d	171,899

Total assets	5,465,290	306,925		1,030,837		6,803,051

Liabilities
Accounts payable and accrued expenses	282,730	—		(282,730)	e	—
Customer deposits	—	90,264	b	584,848	f	675,112
Debt	24,188	—		(24,188)	g	—
Other liabilities	—	216,660	c	37,113	h	253,774

Total liabilities	306,918	306,925		315,043		928,885

Equity
Net parent investment	5,158,372	—		715,794	i	5,874,166

Total shareholders’ equity	5,158,372	—		715,794		5,874,166

Total liabilities and shareholders’ equity	$5,465,290			$1,030,837		$6,803,051

MILLROSE PROPERTIES, INC.
UNAUDITED PRO FORMA COMBINED STATEMENT OF OPERATIONS
For the nine months ended September 30, 2025

(In thousands, except share and per share data)	Historical	Transaction Accounting Adjustments		Pro Forma
Revenues
Option fees	$391,491	$58,954	j	$450,445
Development loan income	19,469	—	k	19,469

Total revenues	410,960	58,954		469,914

Operating expenses
Management fee expense	(59,959)	(9,954)	l	(69,913)
Stock-based compensation expense	(370)	—		(370)
Provision for credit loss expense.	(340)	—	m	(340)
Salaries, general and administrative expense	(24,960)	24,960	n	—

Total operating expenses	(85,629)	15,006		(70,623)

Income from operations	325,331	73,960		399,291

Other income (expense):
Interest income	5,356	—		5,356
Interest expense	(56,569)	—		(56,569)
Other expenses	(1,483)	—		(1,483)

Total other income (expense)	(52,696)	—		(52,696)

Net income before taxes	272,635	73,960		346,595
Income tax expense	(15,009)	(4,179)	o	(19,188)

Net income	$257,626	$69,781		$327,407
Basic earnings per share of Class A and Class B Common Stock	$1.70			$1.97
Diluted earnings per share of Class A and Class B Common Stock	$1.70			$1.97
Basic weighted average common shares outstanding of Class A and Class B Common Stock	166,003,497			166,003,497
Diluted weighted average of common shares outstanding of Class A and Class B Common Stock	166,025,174			166,025,174

MILLROSE PROPERTIES, INC.
UNAUDITED PRO FORMA COMBINED STATEMENT OF OPERATIONS
For the year ended December 31, 2024

(In thousands, except share and per share data)	Historical	Transaction Accounting Adjustments		Pro Forma
Revenues
Land sales	$—	$—		$—
Option fees	—	557,954	p	557,954

Total revenues	—	557,954		557,954

Costs and expenses
Cost of land sold	—	—		—
Formation costs	—	—		—
Management fee	—	(84,945)	q	(84,945)
Salaries, general and administrative expenses	(246,221)	246,221	r	—

Total costs and expenses	(246,221)	161,276		(84,945)

Income (loss) before income taxes	(246,221)	719,230		473,009
Provision for income taxes	—	(26,725)	s	(26,725)

Net income (loss)	$(246,221)	$692,505		$446,284
Basic and diluted earnings per share of Class A and Class B Common Stock				$2.69
Basic and diluted weighted average common shares outstanding of Class A and Class B Common Stock				166,003,497
For further information regarding the historical Combined Financial Statements, please refer to the historical unaudited Condensed Consolidated Financial Statements and audited Combined Financial Statements included elsewhere in this prospectus. The Unaudited Pro Forma Combined Balance Sheet as of December 31, 2024 and the Unaudited Pro Forma Combined Statement of Operations for the nine months ended September 30, 2025 and for the year ended December 31, 2024 include adjustments related to the following:
Rausch Land Inventory Acquisition Adjustment to the Unaudited Pro Forma Combined Balance Sheet
(a) Represents land assets related to the Supplemental Transferred Assets Transaction.
(b) Represents builder deposits, development guarantee holdbacks, and deferred tax liabilities assumed in the Supplemental Transferred Assets Transaction.
(c) Represents builder deposits received as part of the Supplemental Transferred Assets Transaction.
Transaction Accounting Adjustments to the Unaudited Pro Forma Combined Balance Sheet
(d) Represents deposits for option contracts, cash received for monthly option payments, $500 million of cash received from Lennar for working capital purposes minus payment of formation costs, payment of management fee expense (see footnote (l)), in each case settled upon the completion of the
Spin-Off.
(e) Represents elimination of accounts payable and accrued expenses which were not spun off from Lennar and its subsidiaries.

(f) Represents builder deposits received as part of the
Spin-Off.
(g) Represents elimination of debt related to promissory notes and community development district bonds for the acquisition of land which was not spun off.
(h) Represents seller notes and deal costs payable in connection with the
Spin-Off
transaction.
(i) Represents the net impact of all transaction accounting adjustments.
Transaction Accounting Adjustments to the Unaudited Pro Forma Combined Statement of Operations for the Nine Months Ended September 30, 2025
(j) Represents an adjustment to include option fee income earned on land assets, net of deposits for the stub period of January 1, 2025 through February 7, 2025, of which $10,940 is related to option fees for land assets acquired in the Supplemental Transferred Assets Transaction. For pro forma purposes, the
Spin-Off
and the Supplemental Transferred
Assets
Transaction are assumed to have occurred on January 1, 2024. Calculation assumes inventory and cash deposits from the
Spin-Off
transaction and the Supplemental Transferred Assets Transaction are unchanged throughout 2025.
(k) Represents development loan income earned during the three months ended September 30, 2025. Prior to the third quarter 2025, such income was previously included within Option fee revenues and other related income and has been broken out separately due to significance.
(l) Represents an adjustment to include Management Fee expense incurred on Tangible Assets received in the
Spin-Off
and the Supplemental Transferred Assets Transaction for the stub period of January 1, 2025 through February 7, 2025, of which $(1,609) is related to Management Fee expenses for land assets acquired in the Supplemental Transferred Assets Transaction. For pro forma purposes, the
Spin-Off
and Supplemental Transferred Assets Transaction are assumed to have occurred on January 1, 2024. Management Fee expense, which is calculated as a percentage of Tangible Assets (as defined in the Management Agreement) (Management Fee of 1.25%). Calculation of the Management Fee assumes Tangible Assets from the
Spin-Off
and the Supplemental Transferred Assets Transaction are unchanged throughout 2025. All expenses of the standalone company, including expenses related to operating as a publicly traded company separate from Lennar (but excluding expenses incurred in connection with extraordinary litigation and mergers and acquisitions and other events outside Millrose’s ordinary course of business, including, in certain circumstances, costs associated with the ownership and maintenance of land), are included in the Management Fee and are the responsibility of KL. See “Agreements Between Lennar and Millrose and Other Related Party Transactions” in this prospectus for more information about the responsibilities of KL.
(m) Represents estimated credit losses on the development loan portfolio under the Current Expected Credit Loss (CECL) model, in accordance with ASC 326,
Financial Instruments — Credit Losses
.
(n) Represents elimination of salaries, general and administrative expenses because Millrose has no associates or other employees, but it has access to Lennar’s personnel and expertise through the Master Program Agreement and related agreements.
(o) Represents the adjustment to include income taxes incurred on income generated from assets acquired from the
Spin-Off
and Supplemental Transferred Assets Transaction for the stub period of January 1, 2025 through February 7, 2025, of which $(527) is related to income taxes on income generated from land assets acquired in the Supplemental Transferred Assets Transaction. For pro forma purposes, the
Spin-Off
and the Supplemental Transferred Assets Transaction are assumed to have occurred on January 1, 2024. Calculation assumes the tax provision rate of 5.04% reported for the period January 1, 2024 through September 30, 2025.
Transaction Accounting Adjustments to the Unaudited Pro Forma Combined Statement of Operations for the year ended December 31, 2024
(p) Represents Monthly Option Payments revenue, which is calculated as a percentage of inventory less cash deposits (Monthly Option Payments of 8.5% per annum), of which $90,783 is related to option fees for land assets acquired in the Supplemental Transferred Assets Transaction. For pro forma purposes, the
Spin-Off
and the Supplemental Transferred Assets Transaction are assumed to have occurred on January 1, 2024. Calculation assumes inventory and cash deposits are unchanged throughout 2024.
(q) Represents Management Fee expense, which is calculated as a percentage of Tangible Assets (as defined in the Management Agreement) (Management Fee of 1.25%), of which $(3,743) is related to Management Fee expenses for land assets acquired in the Supplemental Transferred Assets Transaction. For pro forma purposes, the
Spin-Off
and Supplemental Transferred Assets Transaction are assumed to have occurred on January 1, 2024. Calculation assumes Tangible Assets are unchanged throughout 2024.
(r) Represents elimination of salaries, general and administrative expenses because Millrose has no associates or other employees, but it has access to Lennar’s personnel and expertise through the Master Program Agreement and related agreements.
(s) Represents income tax expense incurred on net income generated from assets acquired from the
Spin-Off
and Supplemental Transferred Assets Transaction, of which $(4,918) is related to income taxes on income generated from land assets acquired in the Supplemental Transferred Assets Transaction. For pro forma purposes, the
Spin-Off
and the Supplemental Transferred Assets Transaction are assumed to have occurred on January 1, 2024. Calculation assumes the tax provision rate of 5.65% reported for the period January 1, 2024 through December 31, 2024.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM
To the shareholders and the Board of Directors of Millrose Properties, Inc.
Opinion on the Financial Statements
We have audited the accompanying combined balance sheets of the Predecessor Millrose Business (as derived from the financial statements of Lennar prior to the Spin-Off) as described in Notes 1 and 2 to the combined financial statements as of December 31, 2024 and 2023, the related combined statements of operations, changes in equity and cash flows for the years then ended, and the related notes listed in the Index at Item 8 (collectively referred to as the “financial statements”). In our opinion, the financial statements present fairly, in all material respects, the financial position of the Predecessor Millrose Business as of December 31, 2024 and 2023, and the results of their operations and their cash flows for the years then ended, in conformity with accounting principles generally accepted in the United States of America.
Basis for Opinion
These financial statements are the responsibility of the Predecessor Millrose Business management. Our responsibility is to express an opinion on the Predecessor Millrose Business financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to Predecessor Millrose Business. in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.
We conducted our audits in accordance with the standards of the PCAOB and in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. The Predecessor Millrose Business is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audits, we are required to obtain an understanding of internal control over financial reporting but not for the purpose of expressing an opinion on the effectiveness of the Predecessor Millrose Business internal control over financial reporting. Accordingly, we express no such opinion.
Our audits included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audits provide a reasonable basis for our opinion.
/s/ Deloitte & Touche LLP
New York, NY
March 31, 2025
We have served as the Predecessor Millrose Business auditor since 2024.

PREDECESSOR MILLROSE BUSINESS
COMBINED BALANCE SHEETS
December 31, 2024 and 2023
(In thousands)

	December 31,	December 31,
	2024	2023
Assets
Inventories
Land and land under development	$2,978,807	$2,914,993
Finished homesites	2,486,483	1,829,129

Total Inventories	5,465,290	4,744,122

Total assets	5,465,290	4,744,122

Liabilities
Accounts payable and accrued expenses	282,730	252,554
Debt	24,188	32,607

Total liabilities	306,918	285,161
Commitments and contingencies (See Note 4)
Equity
Net parent investment	5,158,372	4,458,961

Total equity	5,158,372	4,458,961

Total liabilities and equity	$5,465,290	$4,744,122

See Notes to Combined Financial Statements.

PREDECESSOR MILLROSE BUSINESS
COMBINED STATEMENTS OF OPERATIONS
Years Ended December 31, 2024 and 2023
(In thousands)

	Years Ended December 31,
	2024	2023
Revenues	$—	$—
Cost of sales	—	—

Gross profit	—	—
Salaries, general and administrative expenses	(246,221)	(209,792)

Loss before income taxes	(246,221)	(209,792)
Income taxes	—	—

Loss	$(246,221)	$(209,792)

See Notes to Combined Financial Statements.

PREDECESSOR MILLROSE BUSINESS
COMBINED STATEMENTS OF EQUITY
Years Ended December 31, 2024 and 2023
(In thousands)

Net Parent Investment/ Total Equity
Balance, December 31, 2022	$3,774,853
Loss	(209,792)
Stock-based compensation	10,093
Contributions from Parent	883,807

Balance, December 31, 2023	4,458,961
Loss	(246,221)
Stock-based compensation	14,937
Contributions from Parent	930,695

Balance, December 31, 2024	$5,158,372

See Notes to Combined Financial Statements.

PREDECESSOR MILLROSE BUSINESS
COMBINED STATEMENTS OF CASH FLOWS
Years Ended December 31, 2024 and 2023
(In thousands)

	Years Ended December 31,
	2024	2023
Cash flows used in operating activities
Loss	$(246,221)	$(209,792)
Adjustments to reconcile loss to net cash used in operating activities
Stock-based compensation	14,937	10,093
Amortization of discount	(13)	—
Changes in assets and liabilities:
Inventories	(716,073)	(641,864)
Accounts payable and accrued expenses	30,176	(23,557)

Net cash used in operating activities	(917,194)	(865,120)

Cash flows from financing activities
Principal payments on debt	(13,501)	(18,687)
Net cash transfers from parent	930,695	883,807

Net cash from financing activities	917,194	865,120

Change in cash	—	—
Cash, beginning of year	—	—

Cash, end of year	$—	$—

Supplemental disclosure of non-cash financing activities
Reduction of debt for inventories financed by sellers	$(13,905)	$—
Purchases of inventories financed by sellers	$19,000	$13,500
See Notes to Combined Financial Statements.

PREDECESSOR MILLROSE BUSINESS
NOTES TO THE COMBINED FINANCIAL STATEMENTS

1. Background and Description of Business
Prior to the
Spin-Off
(as defined in Note 8. Subsequent Events) of the Predecessor Millrose Business (as defined below) to Millrose Properties, Inc. (“Millrose” or the “Company”), and as of December 31, 2024, the Predecessor Millrose Business was wholly owned by Lennar Corporation (“Lennar” or the “Predecessor”). Such operations and financial information that represent the business assets that were spun off to Millrose are collectively referred to as the “Predecessor Millrose Business.”
Millrose provides, through its subsidiaries, an operational and capital solution for home builders and land development companies to finance the acquisition and development of land assets through the Homesite Option Purchase Platform (“HOPP’R”). The HOPP’R is a comprehensive suite of systems and procedures developed to operate and manage the acquisition, financing and development of land assets on a large scale. Millrose is a holding company without any operations of its own. Millrose’s operations are conducted through Millrose Properties Holdings, LLC, a Delaware limited liability company (“Millrose Holdings”) a wholly-owned operating subsidiary of Millrose, and other subsidiaries. The Company is externally managed by Kennedy Lewis Land and Residential Advisors LLC (the “Manager”) with personnel provided by the Manager and officers recommended by the Manager and appointed by the Board of Directors of Millrose (the “Board”) serving as all officers and employees of, and performing all business operations for, Millrose, Millrose Holdings and any other subsidiaries.
On February 7, 2025, the Company completed the previously announced
Spin-Off
of Millrose from Lennar and became an independent company listed on the New York Stock Exchange. See Note 8. Subsequent Events. Millrose intends to elect to qualify as a real estate investment trust (“REIT”), commencing with its taxable year ending December 31, 2025.
2. Basis of Presentation and Summary of Significant Accounting Policies
Basis of Presentation
These Combined Financial Statements of the Predecessor Millrose Business were prepared to reflect the historical financial position, results of operations, and cash flows of the Predecessor Millrose Business for the periods presented and were derived from the consolidated financial statements and accounting records of Lennar. The Combined Financial Statements have been prepared in accordance with accounting principles generally accepted in the United States (“GAAP”). The Combined Financial Statements may not be indicative of Millrose’s future performance as an independent, publicly traded Company following the
Spin-Off
and do not necessarily reflect what the financial position, results of operations, and cash flows would have been had Millrose operated as a separate, publicly traded company during the periods presented. These Combined Financial Statements have been prepared to reflect assets of an active business and amounts may change as Lennar completes and delivers homes.
These Combined Financial Statements have been prepared under the legal entity method of preparing carve out financial statements. The amounts presented herein have been prepared on the basis that all of the assets held by the Predecessor Millrose Business are conveyed by Lennar in the
Spin-Off.
The Combined Financial Statements of the Predecessor Millrose Business include land inventory assets that represent the Transferred Assets (as defined in Note 8. Subsequent Events), and related liabilities and operations from the Transferred Assets included in the
Spin-Off.
References to Lennar in the notes to these Combined Financial Statements refer to Lennar prior to the
Spin-Off.

PREDECESSOR MILLROSE BUSINESS
NOTES TO THE COMBINED FINANCIAL STATEMENTS (CONTINUED)

The Combined Statements of Operations include all costs directly attributable to the Predecessor Millrose Business, which include operating and employee compensation costs for dedicated regional and divisional land teams tasked with acquiring and developing the Transferred Assets prior to the
Spin-Off.
These expenses have been allocated to the Predecessor Millrose Business on a specific identification basis or, when specific identification is not practicable, we have determined that a proportional cost allocation method primarily based directly on headcount, usage, or other allocation methods depending on the nature of the services is a reasonable method to allocate costs.
The costs reflected in these Combined Financial Statements may not be indicative of the actual costs that would have been incurred had Millrose operated on a standalone basis. Additionally, the future results of operations, financial position, and cash flows could differ significantly from the historical results presented herein.
The Combined Financial Statements of the Predecessor Millrose Business prior to the
Spin-off
represent a combination of entities under common control that have been “carved out” from Lennar’s consolidated financial statements. Historically, financial statements of the Predecessor Millrose Business have not been prepared as it was not operated separately from Lennar. These Combined Financial Statements reflect the expenses of the Predecessor Millrose Business and include certain assets and liabilities that will be included in the
Spin-Off,
which have been reflected at Lennar’s historical basis. All intercompany transactions have been eliminated. The aggregate net effect of transactions between the Predecessor Millrose Business and Lennar that are not historically settled in cash have been reflected as net Parent investment in the Combined Balance Sheets. Transactions between the Predecessor Millrose Business and Lennar not historically settled in cash are presented as net cash transfers (to) from Parent in the Combined Statements of Cash Flows.
Use of Estimates and Assumptions
The preparation of financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts reported in the Combined Financial Statements and accompanying notes. Estimates and assumptions are based upon historical factors, current circumstances and the experience and judgment of the Predecessor Millrose Business’s management. Actual results could differ from those estimates.
Inventories
Land
Finished homesites and land under development are included within inventories. Inventories are stated at cost unless the inventory within a community is determined to be impaired, in which case the impaired inventory is written down to fair value. Inventories also include horizontal development costs, capitalized interest and real estate taxes.
Impairment
The carrying amounts of land are reviewed for impairment when events or changes in circumstances indicate that the carrying value may not be recoverable. At each reporting date, an assessment is made for indicators of impairment. If an indication of impairment exists, recoverability is tested by comparing the carrying amount of the asset to the net undiscounted cash flows expected to be generated from the asset. If those net undiscounted cash flows do not exceed the carrying amount

PREDECESSOR MILLROSE BUSINESS
NOTES TO THE COMBINED FINANCIAL STATEMENTS (CONTINUED)

(i.e., the asset is not recoverable), the Predecessor Business determines the fair value of the asset using management’s assumptions, such as the projected margins and timing of future l an
d sales, as well as an appropriate discount rate, and record an impairment charge, if any.
Accounts Payable and Accrued Expenses
Accounts payable and accrued expenses are carried at cost, which approximates the fair value because of their short-term or highly liquid nature. Accounts payable and accrued expenses include accrued horizontal development costs, accrued wages, bonuses and benefits, and other payables.
Debt
The Predecessor Millrose Business’s debt consists of promissory notes for the acquisition of land and community development district bonds. Refer to Note 6. Debt for additional information.
Net Parent Investment
Net Parent investment in the Combined Balance Sheets represents Lennar’s historical investment in the Predecessor Millrose Business and allocations from Lennar.
Sales, General and Administrative Expenses
Sales general, and administrative expenses are costs directly attributable to the Predecessor Millrose Business, and include operating and employee compensation costs for dedicated regional and divisional land teams tasked with acquiring and developing the Transferred Assets prior to the
Spin-Off.
See further explanation in Note 3. Related Party Transactions.
Income Taxes
The Predecessor Millrose Business records income taxes under the asset and liability method, whereby deferred tax assets and liabilities are recognized based on the future tax consequences attributable to temporary differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases and attributable to operating loss and tax credit carryforwards. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply in the years in which the temporary differences are expected to be recovered or paid. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in earnings in the period when the changes are enacted. Interest related to unrecognized tax benefits is recognized in the financial statements as a component of income tax expense.
A reduction of the carrying amounts of deferred tax assets by a valuation allowance is required if, based on the available evidence, it is more likely than not that such assets will not be realized. Accordingly, the need to establish valuation allowances for deferred tax assets is assessed each reporting period by the Predecessor Millrose Business based on the consideration of all available positive and negative evidence using a “more-
likely-than-not”
standard with respect to whether deferred tax assets will be realized. This assessment considers, among other matters, the nature, frequency and severity of current and cumulative losses, actual earnings (losses), forecasts of future profitability, the duration of statutory carryforward periods, the Predecessor Millrose Business’s experience with loss carryforwards not expiring unused and tax planning alternatives.

PREDECESSOR MILLROSE BUSINESS
NOTES TO THE COMBINED FINANCIAL STATEMENTS (CONTINUED)

Following the
Spin-Off,
Millrose intends to make an election to be taxed as a REIT under Sections 856 through 860 of the Internal Revenue Code of 1986, as amended (the “Code”), commencing with its taxable year ending December 31, 2025. So long as Millrose qualifies as a REIT, Millrose generally will not be subject to U.S. federal income tax on its net income that it distributes to its stockholders. To maintain its qualification as a REIT, Millrose will be required under the Code to distribute at least 90% of its REIT taxable income (without regard to the deduction for dividends paid and excluding net capital gains) to its stockholders and meet certain other requirements. If Millrose fails to maintain its qualification as a REIT in any taxable year, Millrose will then be subject to federal income taxes on its taxable income at regular corporate rates and will not be permitted to qualify for treatment as a REIT for federal income tax purposes for four years following the year during which qualification is lost unless the Internal Revenue Service grants Millrose relief under certain statutory provisions. Such an event could have a material adverse effect on its net income and net cash available for distribution to its members.
Millrose intends to elect for its wholly-owned subsidiary Millrose Holdings to be taxable as a taxable REIT subsidiary (“TRS”) and may elect to form other wholly-owned subsidiaries that will also elect to be taxed as taxable REIT subsidiaries in the future. Taxable REIT subsidiaries are subject to taxation at regular corporate income tax rates.
Recently Adopted Accounting Pronouncements
In November 2024, the FASB issued ASU
2024-03,
Income Statement—Reporting Comprehensive Income—Expense Disaggregation Disclosures (“ASU
2024-03”),
which requires disclosure of disaggregated information about certain income statement expense line items in the notes to the financial statements on an interim and annual basis. ASU
2024-03
will be effective annual reporting periods beginning after December 15, 2026, and interim periods within annual reporting periods beginning after December 15, 2027. The Predecessor Millrose Business had been evaluating ASU
2024-03
impact on its combined financial statements. Millrose will continue to evaluate the potential impact of ASU
2024-03
on its financial statements.
In December 2023, the Financial Accounting Standards Board (“FASB”) issued ASU
2023-09
(“ASU
2023-09”)
Income Taxes (Topic 740): Improvements to Income Tax Disclosures. ASU
2023-09
requires public companies to annually (1) disclose specific categories in the rate reconciliation and (2) provide additional information for reconciling items that meet a quantitative threshold (if the effect of those reconciling items is equal to or greater than 5 percent of the amount computed by multiplying pretax income or loss by the applicable statutory income tax rate). ASU
2023-09
will be effective for the annual reporting periods in fiscal years beginning after December 15, 2024. The Predecessor Millrose Business had been evaluating ASU
2023-09
and did not expect it to have a material effect on the Predecessor Millrose Business’s combined financial statements. Millrose will continue to evaluate the potential impact of ASU
2023-09
on its financial statements.
In November 2023, the FASB issued ASU
2023-07,
“Improvements to Reportable Segment Disclosures” (“ASU
2023-07”).
ASU
2023-07
requires disclosure of significant segment expenses that are regularly provided to the chief operating decision maker (“CODM”) and included within the segment measure of profit or loss, an amount and description of its composition for other segment items to reconcile to segment profit or loss, and the title and position of the entity’s CODM. ASU
2023-07
will be applied retrospectively and is effective for annual reporting periods in fiscal years beginning after December 15, 2023, and interim reporting periods in fiscal years beginning after December 31, 2024. For the year ended December 31, 2024, the Predecessor Millrose Business did not operate as

PREDECESSOR MILLROSE BUSINESS
NOTES TO THE COMBINED FINANCIAL STATEMENTS (CONTINUED)

separate operating and reporting segment. Starting in the year ended D ecem
ber 31, 2025, Millrose will operate as one operating and reporting segment. The adoption of ASU
2023-07
did not have a material impact on the Predecessor Millrose Business’s combined financial statements.
3. Related Party Transactions
These Combined Financial Statements have been derived from the consolidated financial statements and accounting records of Lennar.
Cost Allocations
For the purposes of preparing these Combined Financial Statements, a portion of Lennar’s expenses for the regional and divisional land teams tasked with acquiring and developing the land inventories have been all oca
ted to the Predecessor Millrose Business. See Note 2. Basis of Presentation and Summary of Significant Accounting Policies for a discussion of the methodology used to allocate such costs for the purpose of preparing these Combined Financial Statements.
These allocations included primarily salaries and expenses for professional services, which are reflected in the Combined Statements of Operations as follows:

	Twelve Months Ended December 31,
(In thousands)	2024	2023
Salaries, general and administrative expenses	$246,221	$209,792
4. Commitments and Contingencies
Liabilities for loss contingencies arising from claims, assessments, litigation, fines, penalties and other sources are recorded when it is probable that a liability has been incurred and the amount of the assessment can be reasonably estimated. Legal costs incurred in connection with loss contingencies, if any, are expensed as incurred. There is no material litigation nor to management’s knowledge is any material litigation currently threatened against the Predecessor Millrose Business other than routine litigation, claims and administrative proceedings arising in the ordinary course of business.
5. Stock-Based Compensation
Stock-based compensation was allocated to the Predecessor Millrose Business on a specific identification basis or using a proportional cost allocation method, as applicable. The fair value of shares granted was determined based on the trading price of Lennar’s class A common stock on the grant date. The allocated amounts were not material for the years ended December 31, 2024 and 2023, respectively.
6. Debt
The Predecessor Millrose Business’s intercompany debt at December 31, 2024 and December 31, 2023 was $24.2 million and $32.6 million, respectively, with the interest rate of 0.0% and various maturity dates through 2028.

PREDECESSOR MILLROSE BUSINESS
NOTES TO THE COMBINED FINANCIAL STATEMENTS (CONTINUED)

7. Income taxes
The Predecessor Millrose Business did not have income taxes during the years ended December 31, 2024 and 2023 due to offsetting changes in valuation allowance against its deferred taxes that reduced income taxes and effective tax rate to zero.
A reconciliation of the statutory rate and the effective tax rate was as follows:

	Percentage of Pretax Income
	2024	2023
Statutory rate	21.0%	21.0%
State income taxes (net of federal income tax benefit)	4.3%	4.3%
Valuation allowance	(25.3%)	(25.3%)
Effective rate	0%	0%
Deferred income taxes reflect the net tax effects of temporary differences between the carrying amounts of the assets and liabilities for financial reporting purposes and the amounts used for income tax purposes. As of December 31, 2024 and 2023, the Predecessor Millrose Business had federal and state income tax net operating loss (“NOL”) carryforwards related to operations of approximately $649.1 million and $210 million, respectively, that may be carried forward from 10 to 20 years, or indefinitely, depending on the tax jurisdiction.
A reduction of the carrying amounts of deferred tax assets by a valuation allowance is required if, based on the available evidence, it is more likely than not that such assets will not be realized. Accordingly, the need to establish valuation allowances for deferred tax assets is assessed each reporting period by the Predecessor Millrose Business based on the consideration of all available positive and negative evidence using a “more-
likely-than-not”
standard with respect to whether deferred tax assets will be realized. This assessment considers, among other matters, the nature, frequency and severity of current and cumulative losses, actual earnings, forecasts of future profitability, the duration of statutory carryforward periods, the Predecessor Millrose Business’s experience with loss carryforwards not expiring unused and tax planning alternatives. Based on this assessment, we have determined that the Predecessor Millrose Business will not be able to realize its net operating loss carryforwards, and have recorded a valuation allowance against its deferred tax asset, which also has reduced income taxes and effective tax rate to zero.
As of December 31, 2024 and 2023, the Predecessor Millrose Business had no gross unrecognized tax benefits.
8. Subsequent Events
The Company has evaluated subsequent events through the filing of this Form
10-K,
and determined that there have been no events that have occurred that would require adjustments to our disclosures in the financial statements except for the following:
Completion of Spinoff of Millrose
On February 7, 2025, the Company completed the
spin-off
of Millrose from Lennar (the
“Spin-Off”)
and became an independent company listed on the New York Stock Exchange under the symbol “MRP”. The
Spin-Off
was completed through a distribution of approximately 80% of Millrose’s

PREDECESSOR MILLROSE BUSINESS
NOTES TO THE COMBINED FINANCIAL STATEMENTS (CONTINUED)

stock to Lennar’s stockholders. Each holder of Lennar Class A common stock or Lennar Class B common stock received one share of Class A common stock or Class B common stock for every two shares of Lennar class A common stock or Lennar class B common stock held as of the close of business on January 21, 2025, the record date of the
Spin-Off.
Lennar has temporarily retained 33,200,053 shares, approximately 20% of Millrose’s outstanding shares of common stock. In connection with the
Spin-Off,
Lennar contributed $5.5 billion in land assets and cash of $1 billion to the Company.
After the
Spin-Off,
Millrose is a holding company without any operations of its own. Its operations are conducted through Millrose Holdings and its subsidiaries.
The Company is externally managed by the Manager, an affiliate of Kennedy Lewis Investment Management LLC. Additionally, in connection with the
Spin-Off,
on the Distribution Date, the Company entered into a credit agreement (the “Credit Agreement”) with the lenders thereto and JPMorgan Chase Bank, N.A as a lender and as administrative agent for the lenders, which provides for a revolving credit facility of up to $1.335 billion, scheduled to mature on February 7, 2028. The Company has borrowed $450 million under the revolving credit facility as of March 25, 2025.
Acquisition of Rausch Coleman Homes Land Assets
On February 10, 2025, the Company completed its acquisition of land assets consisting of approximately 24,000 homesites through the acquisition of 100% of the outstanding stock of RCH Holdings, Inc. for approximately $876 million in cash, which is net of option deposits funded by Lennar and other holdbacks (the “Supplemental Transferred Assets Transaction”). The Company funded the Supplemental Transferred Assets Transaction using cash on hand.
Declaration of Dividend
On March 17, 2025, the Board declared a dividend of $0.38 to be paid to holders of Class A common stock and Class B common stock as of the close of business on April 4, 2025. The dividend will be paid on April 15, 2025.

MILLROSE PROPERTIES, INC.
UNAUDITED FINANCIAL STATEMENTS
Presentation of Financial and Operating Data
Unless otherwise indicated, the financial information presented prior to the February 7, 2025
Spin-Off
(as defined below) is that of Lennar Corporation (“Lennar”, or the “Predecessor”).
MILLROSE PROPERTIES, INC.
CONDENSED CONSOLIDATED BALANCE SHEETS (UNAUDITED)
(Dollars in thousands, except share amounts)

	September 30, 2025	December 31, 2024
Assets
Inventories
Homesite inventory	$8,360,431	$—
Land and land under development	—	2,978,807
Finished homesites	—	2,486,483

Total inventories	8,360,431	5,465,290
Development loan receivables, net	340,401	—
Cash	242,578	—
Option fee receivables	58,236	—
Other assets	22,091	—

Total assets	9,023,737	5,465,290

Liabilities and stockholders’ equity
Accounts payable and accrued expenses	—	282,730
Builder deposits	874,257	—
Debt obligations, net	1,966,171	24,188
Development guarantee holdback liability	100,000	—
Deferred tax liabilities	71,833	—
Other liabilities	153,160	—

Total liabilities	3,165,421	306,918

Commitments and contingencies (See Note 8)
Stockholders’ equity
Preferred stock, $0.01 par value, 50,000,000 shares authorized, 0 shares issued at September 30, 2025	—	—
Class A common stock, $0.01 par value, 275,000,000 shares authorized, 154,183,686 shares issued at September 30, 2025	1,542	—
Class B common stock, $0.01 par value, 175,000,000 shares authorized, 11,819,811 shares issued at September 30, 2025	118	—
Predecessor equity	—	5,158,372
Additional paid-in capital	5,872,876	—
Distribution in excess of net income	(16,220)	—

Total stockholders’ equity	5,858,316	5,158,372

Total liabilities and stockholders’ equity	$9,023,737	$5,465,290

See Notes to the unaudited Condensed Consolidated Fi
nan
cial Statements.

MILLROSE PROPERTIES, INC.
CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS (UNAUDITED)
(Dollars in thousands, except share amounts)

	Three months ended September 30,		Nine months ended September 30,
	2025	2024	2025	2024
Revenues:
Option fee revenues	$170,326	$—	$391,491	$—
Development loan income	8,934	—	19,469	—

Total revenues	179,260	—	410,960	—

Operating expenses:
Management fee expense	25,895	—	59,959	—
Stock-based compensation expense	189	—	370	—
Provision for credit loss expense	340	—	340	—
Sales, general, and administrative expenses from pre-spin periods	—	63,670	24,960	180,418

Total operating expenses	26,424	63,670	85,629	180,418

Income (loss) from operations	152,836	(63,670)	325,331	(180,418)

Other income (expense):
Interest income	2,450	—	5,356	—
Interest expense	(43,748)	—	(56,569)	—
Other expenses	(616)	—	(1,483)	—

Total other income (expense)	(41,914)	—	(52,696)	—

Net income (loss) before income taxes	110,922	(63,670)	272,635	(180,418)
Income tax expense	5,862	—	15,009	—

Net income (loss)	$105,060	$(63,670)	$257,626	$(180,418)
Adjustment for expenses from pre-spin periods	—	—	24,960	—

Net income attributable to Millrose Properties, Inc. Common shareholders	$105,060	$(63,670)	$282,586	$(180,418)

Basic earnings per share of Class A and Class B Common Stock	$0.63	$—	$1.70	$—
Diluted earnings per share of Class A and Class B Common Stock	$0.63	$—	$1.70	$—
Basic weighted average common shares outstanding of Class A and Class B Common Stock (1)	166,003,497	—	166,003,497	—
Diluted weighted average common shares (2)	166,031,797	—	166,025,174	—

(1)
Basic weighted average common shares for the three and nine months ended September 30, 2025 represent the common shares issued at the
Spin-Off,
which are the common shares outstanding as of September 30, 2025. No publicly-listed shares were outstanding as of September 30, 2024.

(2)
Diluted weighted shares for the three and nine months ended September 30, 2025 include 28,300 restricted stock unit (“RSUs”) granted in the aggregate to each member of the Board under the 2024 Incentive Plan (as defined below) on April 3, 2025. The RSUs were unvested as of September 30, 2025.

See Notes to the unaudited Condensed Consolidated Financial Statements.

MILLROSE PROPERTIES, INC.
CONDENSED CONSOLIDATED STATEMENTS OF STOCKHOLDERS’ EQUITY (UNAUDITED)
(Dollars in thousands, except share amounts)

	Three Months Ended September 30, 2025
	Class A Common Stock		Class B Common Stock		Preferred Stock		Additional Paid In Capital	Distribution in Excess of Net Income	Pre-Spin Predecessors Equity	Total Stockholders’ Equity
	Shares	Amount	Shares	Amount	Shares	Amount
Balance at June 30, 2025	154,183,686	$1,542	11,819,811	$118	—	$—	$5,872,687	$(98)	$—	$5,874,249
Net income	—	—	—	—	—	—	—	105,060	—	105,060
Common stock issued	—	—	—	—	—	—	—	—	—	—
Stock-based compensation	—	—	—	—	—	—	189	—	—	189
Dividends declared	—	—	—	—	—	—	—	(121,182)	—	(121,182)

Stockholders’ Equity at September 30, 2025	154,183,686	$1,542	11,819,811	$118	—	$—	$5,872,876	$(16,220)	$—	$5,858,316

	Three Months Ended September 30, 2024
	Class A Common Stock		Class B Common Stock		Preferred Stock		Additional Paid In Capital	Distribution in Excess of Net Income	Pre-Spin Predecessors Equity	Total Stockholders’ Equity
	Shares	Amount	Shares	Amount	Shares	Amount
Balance at June 30, 2024	—	$—	—	$—	—	$—	$—	$—	$3,769,154	$3,769,154
Loss	—	—	—	—	—	—	—	—	(63,670)	(63,670)
Stock-based compensation	—	—	—	—	—	—	—	—	1,322	1,322
Contribution from Predecessor	—	—	—	—	—	—	—	—	335,954	335,954

Stockholders’ Equity at September 30, 2024	—	$—	—	$—	—	$—	$—	$—	$4,042,760	$4,042,760

	Nine Months Ended September 30, 2025
	Class A Common Stock		Class B Common Stock		Preferred Stock		Additional Paid In Capital	Distribution in Excess of Net Income	Pre-Spin Predecessors Equity	Total Stockholders’ Equity
	Shares	Amount	Shares	Amount	Shares	Amount
Balance at December 31, 2024	—	$—	—	$—	—	$—	$—	$—	$5,158,372	$5,158,372
Net income	—	—	—	—	—	—	—	282,586	(24,960)	257,626
Adjustment for expenses from pre-spin periods	—	—	—	—	—	—	—	—	24,960	24,960
Common stock issued, Spin-Off	120,983,633	1,210	11,819,811	118	—	—	(1,328)	—	—	—
Common stock retained by Lennar at Spin-Off	33,200,053	332	—	—	—	—	(332)	—	—	—
Contribution from Lennar, Spin-Off	—	—	—	—	—	—	5,874,166	—	—	5,874,166
Reversal of Predecessor equity	—	—	—	—	—	—	—	—	(5,158,372)	(5,158,372)
Stock-based compensation	—	—	—	—	—	—	370	—	—	370
Dividends declared	—	—	—	—	—	—	—	(298,806)	—	(298,806)

Stockholders’ Equity at September 30, 2025	154,183,686	$1,542	11,819,811	$118	—	$—	$5,872,876	$(16,220)	$—	$5,858,316

	Nine Months Ended September 30, 2024
	Class A Common Stock		Class B Common Stock		Preferred Stock		Additional Paid In Capital	Distribution in Excess of Net Income	Pre-Spin Predecessors Equity	Total Stockholders’ Equity
	Shares	Amount	Shares	Amount	Shares	Amount
Balance at December 31, 2023	—	$—	—	$—	—	$—	$—	$—	$4,458,961	$4,458,961
Loss	—	—	—	—	—	—	—	—	(180,418)	(180,418)
Stock based compensation	—	—	—	—	—	—	—	—	10,185	10,185
Contributions to Predecessor	—	—	—	—	—	—	—	—	(245,968)	(245,968)

Stockholders’ Equity at September 30, 2024	—	$—	—	$—	—	$—	$—	$—	$4,042,760	$4,042,760

See Notes to the unaudited Condensed Consolidated Financial Statements.

MILLROSE PROPERTIES, INC.
CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS (UNAUDITED)
(Dollars in thousands)

	Nine months ended September 30,
	2025	2024
Cash flows from (used in) operating activities
Net income (loss)	$257,626	$(180,418)
Adjustments to reconcile net income (loss) to net cash from operating activities
Provision for credit loss expense	340	—
Sales, general, and administrative expenses from pre-spin periods	24,960	—
Interest paid-in-kind	(11,889)	—
Stock-based compensation expense	370	10,185
Amortization of discount	—	125
Amortization of debt issuance and financing costs	17,880	—
Changes in assets and liabilities
Land inventory	—	428,176
Option fee receivables	(58,236)	—
Other assets	(8,522)	—
Accounts payable and accrued expenses	—	2,147
Other liabilities	15,979	—
Deferred tax liabilities	15,009	—

Net cash flows from operating activities	253,517	260,215

Cash flows from (used in) investing activities
Option deposits from Lennar, Spin-Off	584,848	—
Purchase of Rausch land assets, net of builder deposits	(858,938)	—
Investment in homesite inventory, net of builder deposits	(3,729,194)	—
Sales of homesite inventory, net of builder deposit credits	2,224,076	—
Investment in development loans	(338,391)	—
Paydowns of development loans	9,539	—

Net cash used in investing activities	(2,108,060)	—

Cash flows from (used in) financing activities
Cash contribution from Lennar, Spin-Off	415,152	—
Principal payments on debt from pre-spin periods	—	(14,247)
Net transfers to Predecessor	—	(245,968)
Payments for Spin-Off deal costs	(77,948)	—
Financing and issuance cost payments for debt obligations	(56,459)	—
Proceeds from revolving credit facility and delayed draw term loan facility borrowings	2,575,000	—
Repayments of revolving credit facility and delayed draw term loan facility borrowings	(2,575,000)	—
Proceeds from senior notes	2,000,000	—
Dividends paid to shareholders	(177,624)	—
Payment of seller notes	(6,000)	—

Net cash flows from (used in) financing activities	2,097,121	(260,215)

Net increase in cash	242,578	—
Cash at beginning of period	—	—

Cash at end of period	$242,578	$—

Supplemental disclosures of non-cash investing and financing activities
Non-cash impacts of Millrose Spin-Off
Homesite inventory contributed by Lennar, net of option deposits	$4,911,279	$—
Decrease in deferred tax liabilities	59,836	—
Liabilities for transaction deal costs and seller notes	(96,948)	—
Common stock issued, Spin-Off	(1,660)	—
Non-cash increase in additional paid-in-capital, Spin-Off	(4,872,506)	—
Reversal of Predecessor equity at Spin-Off	5,158,372	—
Non-cash impacts of Rausch land acquisition
Option deposits	(90,264)	—
Development guarantee holdback liability	(100,000)	—
Increase in deferred tax liabilities	(116,660)	—
Builder deposits for investments in homesite inventory	(313,878)	—
Builder deposit credits for sales of homesite inventory	114,733	—
Reduction of debt for inventories financed by sellers	—	(13,905)
Dividends declared but not paid	121,183	—
Purchases of inventory financed by sellers	—	20,615
Supplemental disclosure of cash flow information
Cash paid for interest	$22,960	$—
Cash paid for income taxes	8,500	—
See Notes to the unaudited Condensed Consolidated Financial Statements.

MILLROSE PROPERTIES, INC.
NOTES TO THE CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)
Note 1. Description of Business
Millrose Properties, Inc. (“Millrose” and, together with its subsidiaries, the “Company”) is a corporation incorporated under the laws of the State Maryland on March 19, 2024 in connection with a spin-off
(the
“Spin-Off)
from Lennar to create an independent, publicly traded company. On February 7, 2025, the
Spin-Off
was completed through a distribution of 120,983,633 shares of Class A common stock of Millrose, par value $0.01 per share, and 11,819,811 shares of Class B common stock of Millrose, par value $0.01 per share, to Lennar’s common stockholders, together representing approximately 80% of Millrose’s outstanding common stock. Lennar retained 33,200,053 shares of Millrose’s Class A common stock, approximately 20% of Millrose’s outstanding shares of common stock. As a result of the
Spin-Off,
Millrose became an independent, publicly traded company listed on the New York Stock Exchange under the symbol “MRP”. In connection with the
Spin-Off:

•
Millrose received contributions from Lennar of $5.5 billion in land assets, representing approximately 87,000 homesites, and $1 billion in cash, which included $585 million of cash deposits related to option contracts;

•	Millrose entered into a Revolving Credit Facility (as defined below) with a commitment amount of up to $1.335 billion that is scheduled to mature on February 7, 2028;

•
Millrose entered into multiple agreements with Lennar; which include the Founder’s Right Agreement, Registration Rights Agreement, HOPP’R License Agreement, Master Program Agreement, Master Option Agreement, Master Construction Agreement, Multiparty Cross Agreement, Payment and Performance Guaranty, Recognition, Subordination and
Non-Disturbance
Agreement;

•
Millrose entered into a management agreement (the “Management Agreement”) with Kennedy Lewis Land and Residential Advisors LLC (“KL” or the “Manager”) for KL to manage the day-to-day
operations of Millrose, subject to the supervision of the Millrose board of directors (the “Board”).

Prior to the
Spin-Off,
the operations and financial information that represent the business assets that were spun off to Millrose were wholly owned by and under the common control of Lennar and are collectively referred to as the “Predecessor Millrose Business”. After the
Spin-Off,
Millrose is an independent company that is externally managed and advised by KL with personnel provided by the Manager and officers recommended by the Manager and appointed by the Board, and performing all business operations for Millrose and its subsidiaries.
Millrose is a holding company whose land banking operations are conducted through MPH Parent, LLC (“MPH Parent”), Millrose Properties Holdings, LLC (“Millrose Holdings”), each a Delaware limited liability company and a wholly owned operating subsidiary of Millrose, and other subsidiaries. The Company purchases and develops residential land and sells finished homesites to homebuilders through option contracts with predetermined costs and takedown schedules. As fully developed homesites are taken down by the homebuilder, capital is recycled into future land acquisitions for homebuilders, providing each customer with uninterrupted access to capital. Through its subsidiaries, the Company holds finished homesites with homes under construction, finished homesites imminently ready for construction, land under development, land ready for development and land not yet ready for development. Millrose and its subsidiaries also may make non-land
banking investments from time to time.
On February 10, 2025, the Company acquired $1.158 billion in land assets, consisting of approximately 25,000 homesites through the acquisition of 100% of the outstanding stock of RCH

Holdings, Inc., a newly formed parent holding company of Rausch Coleman Companies, LLC (“Rausch”), for approximately $859 million in cash, which is net of option deposits funded by Lennar and other holdbacks.
On May 12, 2025, the Company entered into a commitment with New Home Company (“New Home”) for Millrose to provide land banking capital of up to $700 million to support New Home’s acquisition of Landsea Homes (“Landsea”). On June 25, 2025, New Home completed the acquisition of Landsea and the Company funded land banking capital of $494.5 million at closing for the acquisition of a portfolio of homesites on which the Company executed option agreements with New Home. As a result of the transaction, the Company acquired $522.8 million in land assets, consisting of 4,186 homesites, for $494.5 million in cash, which is net of deposits of $28.3 million related to the option contracts.
In connection with the New Home transaction, on June 24, 2025, Millrose entered into the DDTL Credit Agreement (as defined below) that provided for a delayed draw term loan facility with commitments in the aggregate amount of $1.0 billion that was scheduled to mature on June 23, 2026. Proceeds of the DDTL Credit Facility (as defined below) were used to fund the New Home acquisition of Landsea and any remaining proceeds were available for general corporate purposes. On September 11, 2025, the DDTL Credit Agreement was terminated and all obligations thereunder were repaid in full (as further described below in Note 7. Debt Obligations).
On August 7, 2025, the Company completed the offer and sale (the “August 2025 Offering”) of $1.25 billion aggregate principal amount of its 6.375% senior notes due 2030 (the “2030 Notes”). See Note 7. Debt Obligations for further description of the August 2025 Offering.
On September 11, 2025, the Company completed the offer and sale (the “September 2025 Offering”) of $750 million aggregate principal amount of its 6.250% senior notes due 2032 (the “2032 Notes”). See Note 7. Debt Obligations for further description of the September 2025 Offering.
Note 2. Basis of Presentation and Significant Accounting Policies
Basis of Presentation
The unaudited condensed consolidated financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America (“GAAP”) and pursuant to the rules and regulations of the Securities and Exchange Commission (“SEC”) for interim financial statements. Accordingly, certain footnotes or other financial information normally included in annual financial statements prepared in accordance with GAAP have been condensed or omitted. These unaudited condensed consolidated financial statements include, in the opinion of management, all adjustments, consisting of normal recurring adjustments, necessary for the fair presentation of the Company’s financial position, results of operations, and cash flows for the periods presented. These unaudited condensed consolidated financial statements should be read in conjunction with the combined financial statements in the Company’s Form
10-K
for the year ended December 31, 2024.
The unaudited condensed consolidated financial statements include the financial statements of the Predecessor Millrose Business prior to the
Spin-Off,
which are derived from the accounting records of Lennar. The Predecessor financial statements represent a combination of entities under common control that have been prepared under the legal entity method of carving out financial statements and have been prepared based on the assets transferred to Millrose in the
Spin-Off.
The Predecessor financial statements reflect the expenses directly attributable to the Predecessor Millrose Business, and, land inventory assets and liabilities included in the
Spin-Off,
at Lennar’s historical basis. The financial statements of the Predecessor Millrose Business may not be indicative of Millrose’s future performance as an independent, publicly traded company following the
Spin-Off
and do not necessarily reflect what the financial position, results of operations, and cash flows would have been had Millrose operated as a separate, publicly traded company during the periods presented.
The basis of accounting of the Predecessor Millrose Business for the three and nine months ended September 30, 2024 is unchanged from that included in the notes to the combined financials statements in Form
10-K
for the year ended December 31, 2024, which includes an allocation of all costs directly attributable to the Predecessor Millrose Business. The basis of accounting for the Predecessor Millrose Business for the nine months ended September 30, 2025 includes an allocation of the average daily expense in 2024, using this allocation method, to the period of January 1, 2025 through February 7, 2025. See “ Sales, General, and Administrative Expenses from
Pre-Spin
Period” in this Note 2 below for more information.
The unaudited condensed consolidated financial statements after the
Spin-Off
include the accounts of the Company and its subsidiaries, including Millrose Holdings and other subsidiaries. The basis of presentation of significant accounting policies documented below includes that of Millrose after the
Spin-Off
as of September 30, 2025.
All intercompany balances and transactions have been eliminated in consolidation.
Segment and Geographic Information
Prior to the
Spin-Off,
the Predecessor Millrose Business did not operate as a separate reportable segment. Subsequent to the
Spin-Off,
the Company operates and derives revenue primarily from its portfolio of homesite inventory through option contracts. The Company also earns interest income on the outstanding loan balance of development loans secured by residential property intended for single-family residential use. As of September 30, 2025, the Company’s operations are conducted in the United States with properties geographically located across 30 states. The Chief Executive Officer serves as the Company’s Chief Operating Decision Maker (the “CODM”) and evaluates performance and resource allocation on a portfolio basis. Additionally, the Company does not distinguish its principal business or group its operations on a geographical basis for purposes of measuring performance. Accordingly, the Company has a single operating and reportable segment (the “Reporting Segment”) for disclosure purposes in accordance with GAAP.
Net income attributable to Millrose, as presented on the Company’s unaudited condensed consolidated statements of operations, is a metric utilized by the CODM to assess the Reporting Segment’s performance and allocate resources. Total assets, as presented on the Company’s unaudited condensed consolidated balance sheets, is used to measure the Reporting Segment’s assets.
The Company will continue to monitor operations on an ongoing basis for any changes that may impact segment reporting as required under ASC 280,
Segment Reporting
.
Use of Estimates and Assumptions
The preparation of financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the amounts reported in the unaudited condensed consolidated financial statements and accompanying notes. Actual results could differ from those estimates.

Cash
The Company considers all investments with an original maturity of three months or less to be cash and cash equivalents. Cash and cash equivalents are recorded at cost, which approximates their fair values due to the short maturity period. As of September 30, 2025, cash was $242.6 million and consisted of highly liquid deposit accounts and the Company held no cash equivalents. The Predecessor Millrose Business held no cash and cash equivalents at December 31, 2024.
Option Fee Receivables
Option fee receivables are stated at their net realizable value. The Company assesses for potential credit losses based on historical experience, creditworthiness of customers, and current economic conditions relevant to the Company. Option fee receivables were $58.2 million as of September 30, 2025 as compared to $0 as of December 31, 2024.
Option fee receivables consist of amounts due from customers to maintain their purchase options on properties. Option fees are billed monthly and are due in the following month. As of the date of issuance of this Form 10-Q, all option fee receivables as of September 30, 2025 have been collected. Based on the short duration of receivables and collection of the full balance, the Company did not record a credit allowance as of September 30, 2025.
Inventories
Inventories consist of homesite inventory. Total inventories were $8.4 billion as of September 30, 2025, as compared to $5.5 billion as of December 31, 2024.
The Company accounts for inventories in accordance with ASC 360,
Property, Plant, and Equipment.
The Company’s inventory is stated at cost and is monitored for indicators of impairment. The Company reviews for indicators of impairment when events or changes in circumstances indicate that the carrying value may not be recoverable. If any such indicators are identified, the inventory is written down to fair value. The cost of inventory includes land acquisition costs, land development costs, and other costs directly attributable to homesite development. When inventory is sold to customers through option contracts with predetermined costs and takedown schedules, the book value of the inventory is removed from the balance sheet.
The following roll forward summarizes the change in inventories from the Spin-Off through September 30, 2025:

Nine months ended,
(in thousands)	September 30 2025
Inventories
Beginning balance as of February 7, 2025 Spin-Off date	$—
Homesite inventory contributed by Lennar in Spin-Off (1)	5,496,126
Land acquired from Rausch (2)	1,158,303
Investments in homesite inventory (3)	4,044,811
Homesite inventory takedowns	(2,338,809)

Total inventories as of September 30, 2025	$8,360,431

(1)	Includes land contributed of $5.556 billion, less deferred tax asset adjustment of $59.8 million.
(2)	Includes land acquired of $1.049 billion plus deferred tax liability adjustment of $116.7 million, less earnest deposits of $7.6 million.

(3)	Includes land acquired of $2.871 billion and development costs of $1.174 billion. Land additions include $522.8 million of land assets acquired in the New Home transaction.
Development Loan Receivables
Development loan receivables as of September 30, 2025 and December 31, 2024 were as follows:

(in thousands)	September 30, 2025	December 31, 2024
Development loan principal receivables	$334,508	$—
Interest receivable paid-in-kind for development loans	6,233	—
Allowance for credit losses	(340)	—

Total development loan receivables	$340,401	$—

Development loan receivables include principal amounts due on development loans secured by property intended for single-family residential use and the related interest receivable, which is paid-in-kind. The Company accounts for development loan receivables in accordance with ASC 310,
Receivables
. Development loans are used for residential homesite property development and are recorded at the cost to acquire the principal portion less principal payments.
The Company records the allowance for credit losses in accordance with
ASC 326, Financial Instruments—Credit Losses (“CECL”)
using a loss-rate method under the CECL model, which considers historical experience, present economic conditions, and other factors considered relevant by the Company. The Company recorded a provision for credit loss expense of $0.3 million during the third quarter of 2025 in the condensed consolidated statements of operations as an estimate of potential future losses.
The following roll forward summarizes the change in development loan receivables from the Spin-Off through September 30, 2025:

Nine months ended,
(in thousands)	September 30 2025
Development loan receivables, net
Beginning balance as of February 7, 2025 Spin-Off date	$—
Investments in development loans	338,391
Paydowns of development loans	(9,539)
Interest receivable paid-in-kind	11,889
Allowance for credit losses	(340)

Total development loan receivables, net as of September 30, 2025	$340,401

Debt Issuance and Financing Costs
The Company records debt issuance and financing costs in accordance with ASC 835,
Interest.
Issuance costs for the DDTL Credit Facility and 2030 Notes and 2032 Notes (collectively, the “Senior Notes”) are recorded as direct deduction of the carrying value of the debt liability and are classified as debt obligations in the Company’s unaudited condensed consolidated balance sheets. The costs are amortized to interest expense over the life of the debt. As of September 30, 2025, issuance costs for the Senior Notes recorded as a direct deduction of debt, net of accumulated amortization recorded to interest expense, were $33.8 million. During the third quarter of 2025, as a result of the August 2025 Offering and the September 2025 Offering (as described below), and in accordance with the First Amendment to DDTL (as described below), the Company fully repaid the remaining outstanding principal balance and interest on the DDTL Credit Facility. As a result, during the third quarter of 2025, the Company derecognized and recorded the remaining unamortized issuance costs of $11.9 million to interest expense in the Company’s condensed consolidated statements of operations.
Financing costs for the Revolving Credit Facility are classified as other assets in the Company’s unaudited condensed consolidated balance sheets as the costs represent a future economic benefit which provides the Company access to capital over the contractual term. As of September 30, 2025, financing costs recorded as other assets, net of accumulated amortization recorded to interest expense, were $7.7 million for the Revolving Credit Facility.
See Note 7. Debt Obligations.
Builder Deposits
Builder deposits are option deposit payments received from customers under the Company’s option contracts. Builder deposits are contract liabilities for obligations to sell finished homesites to customers when the customers exercise their purchase options. Builder deposits are recorded as a liability at the time of customer payment. When the customers exercise their purchase option and acquire the finished homesite, the builder deposits are applied to the total takedown price owed by the customer. The liability is eliminated as takedown payments are made and recorded, along with the cash payment, as a reduction to the carrying amount of the inventory sold on the Company’s balance sheet. If customers do not exercise their purchase options, the deposit is forfeited as per the terms of the option contracts and recorded as income by the Company. The following is a roll forward of the builder deposit liability for the nine months ended September 30, 2025, which reflects activity after the Spin-Off. There were no builder deposits for the Predecessor Millrose Business prior to the Spin-Off.

Nine months ended,
(in thousands)	September 30, 2025
Builder deposits
Beginning balance as of February 7, 2025 Spin-Off date	$—
Builder deposits, Spin-Off	584,848
Builder deposits, Rausch land acquisition	90,264
Builder deposits, additions	313,878
Homesite takedowns, options exercised	(114,733)

Total builder deposits as of September 30, 2025	$874,257

Development Guarantee Holdback Liability
As of September 30, 2025, the Company recorded a holdback liability of $100 million related to a site improvement guarantee (the “Site Improvement Guarantee Amount”) owed to Rausch pursuant to terms of the transaction documents for the acquisition of the Rausch land assets by the Company (the “Transaction Documents”). The Site Improvement Guarantee Amount is due within ten business days of the date that is the later of (i) two years following February 10, 2025, and (ii) the date on which development of 50% of certain assets subject to the Transaction Documents (the “Guaranteed Assets”) has been completed. The amount to be paid to Rausch pursuant to the Transaction Documents is the Site Improvement Guarantee Amount, less the aggregate amount by which actual development costs exceed the budgeted development costs for the Guaranteed Assets or such lesser amounts as may be designated in writing by Rausch.

Revenue Recognition
Option fee revenues
The Company’s primary source of revenue is monthly option payments from Lennar and other customers in consideration for maintenance of a purchase option with respect to a property. The Company enters into option contracts that grant its customers the exclusive option to purchase finished homesites using predetermined costs and takedown schedules. In consideration for the grant of the purchase option, the Company receives payments which include monthly option payments to maintain the exclusive purchase option of a property.
The Company recognizes option fee revenues in accordance with ASC 606,
Revenue from Contracts with Customers,
using the five-step model:

1.	Identify the contract with a customer.

2.	Identify the performance obligations in the contract.

3.	Determine the transaction price.

4.	Allocate the transaction price to the performance obligations.

5.	Recognize revenue when the performance obligation is satisfied.
Monthly option payments are recorded as option fee revenue on a monthly basis, over time, for the period the performance obligation to provide the exclusive purchase option is satisfied. Monthly option payments are calculated by applying a fixed contractual rate per terms of the option contract to (i) total value of the property or acquisition cost of the property (ii) the amount of reimbursements made by the Company to customers for the cost of horizontal development or vertical development of the property, less (x) the takedown prices paid by customers to the Company and (y) any other payments or reimbursements paid by customers to the Company (which for the Transferred Assets from Lennar excludes deposits). At the end of each month, the Company calculates and invoices the monthly option fee to its customers for the cash consideration it expects to receive per terms of the option contract. The monthly option fee is recorded as option fee revenue in the period earned with an associated option fee receivable recorded in the accompanying balance sheets until payments are received. Monthly option payments are due within the following calendar month and reflect the amounts billed.
For the three months ended September 30, 2025 and September 30, 2024, option fee revenues were $170.3 million and $0, respectively. For the nine months ended September 30, 2025 and September 30, 2024, option fee revenues were $391.5 million and $0, respectively. For the three and nine months ended September 30, 2025, option fee revenue earned from Lennar was 84% and 91% of total option fee revenue, respectively, which is calculated per the terms of the Master Option Agreement.
Development loan income
The Company earns interest income on the outstanding loan balance of development loans secured by residential property. Development loan income is recorded in accordance with ASC 310,
Receivables
. The Company records the revenue on a monthly basis as the interest is earned. All interest earned is paid-in-kind.
For the three months ended September 30, 2025 and September 30, 2024, development loan income was $8.9 million and $0, respectively. For the nine months ended September 30, 2025 and September 30, 2024, development loan income was $19.5 million and $0, respectively.

Management Fee Expense
Pursuant to the Management Agreement, the Company pays KL a management fee in an amount equal to 1.25% per annum (0.3125% per quarter) of Tangible Assets, as defined in the Management Agreement (the “Management Fee”). The Management Fee is due and payable quarterly in advance as of the first day of each quarter and is reviewed by the Board.
Except for certain reimbursable expenses, all expenses incurred by Millrose and its subsidiaries in the ordinary course of business are covered under the Management Fee, including the costs of all administrative and operating functions and systems, office space and office equipment, public company expenses, expenses incurred in maintaining the Company’s REIT status, compensation and fees paid to officers, employees, directors, vendors, consultants, advisors, and other outside professionals. All employees are employed by KL (or an affiliate of KL), and their salaries are paid by KL (or an affiliate of KL); therefore the Company does not record personnel-related expenses, including salaries, benefits, and share-based compensation for any employees. All cash compensation and fees paid to the Board are also paid by KL and covered by the Management Fee. The Management Fee does not cover certain offering expenses, rating agency fees, fees incurred for services in connection with extraordinary litigation and mergers and acquisitions and other events outside the Company’s ordinary course of business, and, in certain circumstances, costs associated with the ownership and maintenance of land.
The Management Fee for the three months ended September 30, 2025 was $25.9 million. The Management Fee for the nine months ended September 30, 2025 was $60.0 million, which covers the period from the Spin-Off date of February 7, 2025 through September 30, 2025 based on the number of days that the Management Agreement was in effect.
Stock-Based Compensation
On December 17, 2024, the Company’s sole stockholder at the time and its Board adopted the Millrose Properties, Inc. 2024 Omnibus Incentive Plan (the “2024 Incentive Plan”). The 2024 Incentive Plan authorizes the award of stock options, restricted stock, restricted stock units (“RSUs”), stock appreciation rights, and other stock-based awards to the Company’s employees, officers, directors, consultants and advisors. The Company accounts for RSU awards based on the grant date fair value and records the costs on a straight-line basis over the vesting terms as stock-based compensation expense in operating expenses and as an increase to additional paid in capital. See Note 11. Stock-Based Compensation for additional information.
Sales, General, and Administrative Expenses from Pre-Spin Period
Sales, general, and administrative expenses from pre-spin period are costs directly attributable to the Predecessor Millrose Business prior to the Spin-Off, and include pre-Spin-Off operating and employee compensation costs for dedicated regional and divisional land teams tasked with acquiring and developing the homesites Lennar transferred to Millrose in the Spin-Off. For the three and nine months ended September 30, 2024, these expenses were allocated to the Predecessor Millrose Business on a specific identification basis or, when specific identification was not practicable, a proportional cost allocation method primarily based on headcount, usage, or other allocation methods depending on the nature of the services. For the nine months ended September 30, 2025, these expenses included an allocation for the period from January 1, 2025 through February 7, 2025 calculated as (i) the average daily expense allocated and recorded for the twelve months ended December 31, 2024, applied to (ii) days in the first quarter 2025 prior to the Spin-Off. The Company believes the allocation is representative in all material respects to the costs that are directly attributable to the Predecessor Millrose Business for the period from January 1, 2025 through February 7, 2025.

Sales, general, and administrative expenses from pre-spin period were $25.0 million for the period of January 1, 2025 through February 7, 2025. Sales, general, and administrative expenses for the three and nine months ended September 30, 2024 were $63.7 million and $180.4 million, respectively.
Predecessor Millrose Business Income Taxes
The basis of accounting for income taxes for the Predecessor Millrose Business for the three and nine months ended September 30, 2025 is unchanged from that disclosed in the notes to the combined financials statements included in Millrose’s Form 10-K for the year ended December 31, 2024. See Note 9. Income Taxes for additional information.
Income Taxes
The Company records income taxes using the asset and liability method set under ASC 740,
Accounting for Income Taxes
. Deferred tax assets and liabilities are recognized based on the future tax consequences attributable to temporary differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax basis, as well as net operating loss and tax credit carryforwards as applicable. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply in the year in which the temporary differences are expected to be recovered or paid. The effect of the change in tax rates is recognized in earnings in the period when the changes are enacted. Interest related to unrecognized tax benefits is recognized in the financial statements as a component of income tax expense.
Deferred tax assets are recognized to the extent that it is more likely than not that they will be realized. The Company reviews the potential realization of deferred tax assets and establishes a valuation allowance to reduce the deferred tax assets if it is determined more likely than not that some portion, or all, of the deferred tax assets will not be realized. The Company considers all available positive and negative evidence, including recent financial performance, actual earnings (losses), future reversals of existing temporary differences, projected future taxable income, and tax planning strategies.
Millrose intends to elect to be taxed as a real estate investment trust (“REIT”) under Sections 856 through 860 of the Internal Revenue Code of 1986, as amended (the “Code”), commencing with its taxable year ending December 31, 2025. As Millrose qualifies as a REIT, it generally will not be subject to U.S. federal income tax on its net income that it distributes to its stockholders. To maintain its qualification as a REIT, Millrose will be required under the Code to distribute at least 90% of its REIT taxable income (without regard to the deduction for dividends paid and excluding net capital gains) to its stockholders and meet certain other requirements. If the Company fails to maintain its qualification as a REIT in any taxable year, it will then be subject to federal income taxes on its taxable income at regular corporate rates and will not be permitted to qualify for treatment as a REIT for federal income tax purposes for four years following the year during which qualification is lost unless the Internal Revenue Service grants Millrose relief under certain statutory provisions. Such an event could have a material adverse effect on its net income and net cash available for distribution to its members.
Millrose intends to elect for its wholly owned subsidiaries MPH Parent and Millrose Holdings as well as its indirectly wholly owned subsidiary RCH Holdings, Inc. to be taxable as taxable REIT subsidiaries (“TRSs”) and may form or acquire other direct or indirect wholly owned subsidiaries that will also elect to be taxed as TRSs in the future. TRSs are subject to taxation at regular corporate income tax rates.
See Note 9. Income Taxes for additional information.

Other Income (Expense)
The Company records revenue and expenses that are not directly related to the core operations of the Company as other income and expense. Other income (expense) for the three months ended September 30, 2025 was $41.9 million expense and included interest expense of $43.7 million for the Revolving Credit Facility, DDTL Credit Agreement, and Senior Notes, other expenses of $0.6 million, offset by interest income of $2.4 million related to cash balances. Other income (expense) for the nine months ended September 30, 2025 was a $52.7 million expense and included interest expense of $56.6 million for the Revolving Credit Facility, DDTL Credit Agreement, and Senior Notes; other expenses of $1.5 million, offset by interest income of $5.4 million related to cash balances. Interest expense for the three and nine months ended September 30, 2025 included $11.9 million of accelerated issuance cost amortization for the DDTL Credit Agreement as a result of the mandatory prepayment and paydown of the full outstanding principal amount of the loans outstanding under the DDTL Credit Agreement and all other outstanding obligations thereunder with the net proceeds from the September 2025 Offering on the date of such offering. See Note 7. Debt Obligations for further description of the September 2025 Offering.
Fair Value Measurements
Certain assets and liabilities are required to be reported at fair value under GAAP. The framework for determining fair value provided by GAAP prioritizes the inputs used in measuring fair value as follows:

•	Level 1: Fair value determined based on quoted prices in active markets for identical assets or liabilities.

•	Level 2: Fair value determined using significant other observable inputs.

•	Level 3: Fair value using significant other unobservable inputs.
As of September 30, 2025 and December 31, 2024, there were no assets or liabilities measured at fair value on a recurring basis. Cash, option fee receivables, and other current liabilities approximate their fair values due to their short-term nature. The Senior Notes have a recorded value that approximates fair market value, as it bears interest at a rate that approximates fair market value. The Company’s inventories and development loan receivables are stated at cost and are monitored for indicators of impairment. If any such indicators are identified, the inventories and development loan receivables are written down to fair value. As of September 30, 2025 and December 31, 2024, no indicators of impairment were noted.
Recent Accounting Standards
In November 2024, the Financial Accounting Standards Board (the “FASB”) issued ASU 2024-03, Income Statement—Reporting Comprehensive Income—Expense Disaggregation Disclosures (“ASU 2024-03”), which requires disclosure of disaggregated information about certain income statement expense line items in the notes to the financial statements on an interim and annual basis. ASU 2024-03 will be effective for the Company’s fiscal year ending December 31, 2027. Early adoption is permitted. The Company has elected not to early adopt and is currently evaluating the potential impact of ASU 2024-03 on its financial statements and disclosures.
In December 2023, the FASB issued ASU 2023-09 (“ASU 2023-09”) Income Taxes (Topic 740): Improvements to Income Tax Disclosures. ASU 2023-09 requires public companies to annually (1) disclose specific categories in the rate reconciliation and (2) provide additional information for reconciling items that meet a quantitative threshold (if the effect of those reconciling items is equal to or greater than 5 percent of the amount computed by multiplying pretax income or loss by the applicable statutory income tax rate). ASU 2023-09 will be effective for the annual reporting periods in fiscal years beginning after December 15, 2024. The Company does not expect it to have a material effect on its financial statements and disclosures.
Note 3. Business Transactions
Spin-Off from Lennar
On February 7, 2025, the Company completed the Spin-Off from Lennar through a distribution of approximately 80% of Millrose’s common stock to Lennar stockholders. Lennar retained the remaining 20% of total outstanding shares of Millrose’s common stock. The Company assessed the Spin-Off as a nonreciprocal transfer of assets from Lennar to its stockholders and accounted for it under ASC 845,
Nonmonetary Transactions
. The Company further assessed the assets transferred from Lennar as meeting the definition of a business under ASC 805,
Business Combinations.
The Company concluded that the transferred assets and activities collectively constitute a business under ASC 805, as they include (i) substantive inputs (homesite inventory and cash), (ii) processes (Lennar services as defined under the Master Program Agreement), and (iii) the capability to produce outputs (option fee income). The Company recorded the assets acquired and liabilities assumed based on the carrying value of these items as they were reflected on Lennar’s books and records as of the closing of the transaction. The strategic rationale for the Spin-Off is documented in Note 1. Description of Business.
The following are the Spin-Off related transactions, and accounting adjustments that the Company made in its unaudited condensed consolidated financial statements after the Spin-Off:

•
The Spin-Off was completed through a distribution of 120,983,633 shares of Class A common stock of Millrose, par value $0.01 per share, and 11,819,811 shares of Class B common stock of Millrose, par value $0.01 per share, to Lennar common stockholders. The par value of $1.3 million for this common stock issued was recorded as stockholders’ equity in the Company’s unaudited condensed consolidated balance sheets;

•
Lennar retained 33,200,053 shares of Class A common stock of Millrose, par value $0.01 per share. The par value of $0.3 million for these shares issued was recorded as stockholders’ equity in the Company’s unaudited condensed consolidated balance sheets;

•
Millrose received contributions from Lennar of $5.5 billion in land assets, representing approximately 87,000 homesites, and $1.0 billion in cash, which included $584.8 million of cash deposits related to option contracts. The Company recorded (i) the cash and land contributions as cash and homesite inventory, respectively, and (ii) the cash deposits for option contracts as builder deposit liabilities, in its unaudited condensed consolidated balance sheets;

•
The Company recorded liabilities for (i) seller notes of $19.0 million, and (ii) prepaid due diligence costs of $77.9 million acquired as part of the Spin-Off, in its unaudited condensed consolidated balance sheets; and

•	The Company recorded a deferred tax asset of $59.8 million in its unaudited condensed consolidated balance sheets.
The total Spin-Off related stockholders equity for contributions from Lennar was approximately $5.9 billion, which the Company recorded as additional paid-in capital in its unaudited condensed consolidated balance sheets. The Predecessor Millrose Business equity at the Spin-Off date was $5.2 billion, which was reversed from the Company’s unaudited condensed consolidated balance sheets as of the Spin-Off date.
In connection with the Spin-Off, the Company incurred approximately $77.9 million of Spin-Off related costs, primarily consisting of accounting, legal, banking, and advisory fees. These costs were recorded as incurred as a reduction of equity in the unaudited condensed consolidated financial statements.

Acquisition of Rausch Land Assets
On February 10, 2025, the Company completed the acquisition of land from Rausch consisting of approximately 25,000 homesites for approximately $859 million in cash, net of option deposits funded by Lennar and other holdbacks. The Company funded the transactions using cash on hand. The Company assessed the acquired land assets as not meeting the definition of a business under ASC 805,
Business Combinations
and accounted for the transaction as an asset acquisition. Under ASC 805,
Business Combinations
, the cost of acquisition is allocated to the assets acquired on a relative fair value basis and no goodwill is recognized. Millrose did not incur transaction costs for the Rausch acquisition.
Land assets acquired were $1.158 billion, consisting of $858.9 million in cash, net of $90.3 million in option deposits, $100.0 million of development guarantee holdbacks, $116.7 million of deferred tax liabilities, and $7.6 million of earnest deposits.
The acquired land assets were recorded at the acquisition cost as homesite inventory in the Company’s unaudited condensed consolidated balance sheets. The Company recorded in its unaudited condensed consolidated balance sheets (i) the option deposits as builder deposit liabilities (ii) the development guarantee holdbacks as a holdback liability (iii) the deferred taxes as deferred tax liabilities, and (iv) earnest deposits as other assets.
New Home Company Transaction
On May 12, 2025, the Company entered into a commitment with New Home for Millrose to provide land banking capital of up to $700 million to support New Home’s acquisition of Landsea. On June 25, 2025, New Home completed the acquisition of Landsea and the Company funded land banking capital of $494.5 million at closing for the acquisition of a portfolio of homesites on which the Company executed option agreements with New Home. As a result of the transaction, the Company acquired $522.8 million in land assets, consisting of 4,186 homesites, for $494.5 million in cash, which is net of deposits of $28.3 million related to the option contracts. The Company assessed the acquired land assets as not meeting the definition of a business under ASC 805,
Business Combinations
and accounted for the transaction as an asset acquisition. Under ASC 805,
Business Combinations
, the cost of acquisition is allocated to the assets acquired on a relative fair value basis and no goodwill is recognized.
The acquired land assets were recorded at the acquisition cost as homesite inventory in the Company’s unaudited condensed consolidated balance sheets. The Company recorded in its unaudited condensed consolidated balance sheets the option deposits as builder deposit liabilities.
Note 4. Related Party Transactions
Prior to the Spin-Off, the Company was a wholly owned subsidiary of Lennar. Following the Spin-Off, Millrose is an independent company of which 20% of its shares are owned by Lennar as of September 30, 2025. The primary transactions between the Company and Lennar consist of payments for (i) monthly option payments from Lennar in consideration for its purchase options on properties, (ii) option deposits paid by Lennar for the exclusive purchase option of a property, and (iii) cash payments from Lennar when homesite purchase options are exercised.
As of September 30, 2025, the Company recorded the following related to Lennar in the unaudited condensed consolidated financial statements:

•	Homesite inventory of $7.1 billion;

•	Development loan receivables of $302.7 million; and

•	Option deposit liabilities of $697 million.

For the three and nine months ended September 30, 2025, the Company derived 85% and 92% of its total operating revenues, respectively, from Lennar. Given the concentration of revenue from Lennar, any significant adverse in Lennar’s financial condition could impact the Company’s operations and financial position. The Company believes it is not exposed to significant credit risk for Lennar as of the date of these unaudited consolidated condensed financial statements.
Following the Spin-Off, the Company is externally managed and advised by KL. The Company pays a Management Fee each quarter as described in Note 2. Basis of Presentation and Significant Accounting Policies, Management Fee. For the three and nine months ended September 30, 2025, the management fee paid to KL was $25.9 million and $60 million, respectively. There were no amounts payable to or amounts receivable from KL as of September 30, 2025.
Note 5. Other Assets
Other assets as of September 30, 2025 and December 31, 2024 were as follows:

(in thousands)	September 30, 2025	December 31, 2024
Deferred financing costs (1)	$7,748	$—
Earnest deposits and prepaid due diligence costs (2)	5,828	—
Other assets (3)	8,515	—

Total other assets	$22,091	$—

(1)	Deferred financing costs for Revolving Credit Facility.
(2)	Includes net earnest deposits of $4.0 million and due diligence costs for Rausch land acquisition of $1.8 million.
(3)	Primarily includes prepaid taxes of $8.5 million.
Note 6. Other Liabilities
Other liabilities as of September 30, 2025 and December 31, 2024 were as follows:

(in thousands)	September 30, 2025	December 31, 2024
Dividend payable (1)	$121,183	$—
Seller notes payable (2)	13,000	—
Accrued interest payable (3)	15,730	—
Other accrued liabilities (4)	3,247	—

Total other liabilities	$153,160	$—

(1)	Payable for dividend declared by the Company on September 22, 2025, and paid on October 15, 2025. See Note 10.
(2)	Loan payable to lender specific to a community acquired from Lennar.
(3)	Accrued interest payable for Revolving Credit Facility of $0.9 million and Senior Notes of $14.8 million.
(4)	Includes accrued issuance costs for Senior Notes of $3.0 million and other deposits of $0.2 million.

Note 7. Debt Obligations
Debt obligations as of September 30, 2025 and December 31, 2024 were
as follows:

(in thousands)	September 30, 2025	December 31, 2024
6.375% senior notes due 2030	$1,250,000	$—
6.250% senior notes due 2032	750,000	—

Total debt obligations	2,000,000	—
Debt issuance costs (1)	(33,829)	—

Total debt obligations, net	1,966,171	—

(1)	Unamortized debt issuance costs.
Revolving Credit Facility
On February 7, 2025, the Company entered into a credit agreement (the “Revolving Credit Agreement”) with a consortium of lenders party thereto JPMorgan Chase Bank, N.A., as administrative agent for the lenders (the “Revolver Agent”). The Revolving Credit Agreement provides for a revolving credit facility (the “Revolving Credit Facility”) with commitments in an aggregate amount of $1.335 billion. There were no outstanding borrowings under the Revolving Credit Facility as of September 30, 2025. Availability under the Revolving Credit Agreement is subject to a borrowing base updated quarterly (or, at the Company’s option, monthly), which is calculated by reference to the value of certain real property assets, with advance rates that vary by asset category, and unrestricted cash and cash equivalents, with adjustments as specified in the Revolving Credit Agreement. The Revolving Credit Facility may be used by the Company to borrow loans or obtain standby letters of credit.
Loans under the Revolving Credit Agreement bear interest at the Adjusted Term SOFR Rate (as defined in the Revolving Credit Agreement) plus an applicable margin at the per annum rate of (i) 2.00%, if the Leverage Ratio (as defined in the Revolving Credit Agreement) is less than or equal to 0.30 to 1.00, (ii) 2.25% if Leverage Ratio is greater than 0.30 to 1.00 and less than or equal to 0.40 to 1.00, and (iii) 2.50% if the Leverage Ratio is greater than 0.40 to 1.00. At the Company’s option, loans may instead bear interest at the Alternate Base Rate (as defined in the Revolving Credit Agreement) plus an applicable margin at the per annum rate of 1.00%, 1.25% or 1.50%, depending upon the Leverage Ratio.
Obligations under the Revolving Credit Agreement are secured by pledges by Millrose of (i) the promissory notes MPH Parent and certain of its subsidiaries to Millrose (the “Promissory Notes”), and (ii) the equity interests of Millrose Holdings. In addition, the Revolving Credit Agreement requires the Company to pledge (i) certain future promissory notes similar to the Promissory Notes that Millrose may enter into with other subsidiaries and (ii) the equity interests of any other subsidiaries whose equity interests are not pledged for the benefit of the Promissory Notes or any other similar promissory note or notes. Pursuant to an intercreditor agreement (the “ICA”), dated as of June 24, 2025, by and among the DDTL Administrative Agent (as defined below) and the Revolver Agent, the DDTL Administrative Agent and the Revolver Agent agreed that certain liens on Shared Collateral (as defined in the ICA) securing the DDTL Credit Agreement (as defined below) and the Revolving Credit Agreement were of equal priority, and certain distributions made in respect of Shared Collateral were shared on a ratable basis. The ICA was terminated in connection with the prepayment of all outstanding obligations under the DDTL Credit Agreement.

On August 1, 2025, Millrose Properties SPE LLC, a subsidiary of the Company (“Millrose Properties SPE”), was joined as a guarantor to the Revolving Credit Agreement. As of September 30, 2025, there were no other guarantors under the Revolving Credit Agreement. The Company may elect to join certain of our subsidiaries to the Revolving Credit Agreement as guarantors from time to time and, in certain circumstances, the Revolving Credit Agreement requires the Company to cause certain other subsidiaries that are not Taxable REIT Subsidiaries (as defined in the Revolving Credit Agreement) to become guarantors.
The Revolving Credit Agreement includes affirmative and negative covenants applicable to the Company and its subsidiaries, including limitations regarding liens, investments, asset sales, transactions with affiliates, restrictive agreements, mergers and other fundamental changes, permitted lines of business, financial contracts, and designation of unrestricted subsidiaries. The Revolving Credit Agreement contains financial covenants, tested quarterly, consisting of a maximum Leverage Ratio, a minimum interest coverage ratio, and a minimum tangible net worth. The Revolving Credit Agreement also requires the Company to maintain its status as a REIT. As of September 30, 2025, the Company was in compliance with all covenants under the Revolving Credit Agreement.
The Revolving Credit Agreement contains events of default, including if KL shall cease to be the Company’s manager and a replacement manager reasonably acceptable to the Required Lenders (as defined in the Revolving Credit Agreement) is not appointed within 90 days.
The Revolving Credit Agreement is scheduled to mature on February 7, 2028 (the “ Revolving Maturity Date”). Principal amounts and other obligations outstanding under the Revolving Credit Facility are due in full on the Revolving Maturity Date. Interest on each drawdown is due quarterly for loans bearing interest at the Alternate Base Rate and on the last day of the applicable interest payment date for loans bearing interest at the Adjusted Term SOFR Rate.
There was no outstanding principal balance under the Revolving Credit Facility at September 30, 2025. Interest expense for the three months ended September 30, 2025 was $3.8 million, which included $3.0 million of interest and $0.8 million of amortized deferred financing fees. Interest expense for the nine months ended September 30, 2025 was $15.3 million, which included $13.2 million of interest and $2.1 million of amortized deferred financing fees. Interest payments for the three and nine months ended September 30, 2025 were $3.5 million and $12.2 million, respectively. The outstanding interest payable at September 30, 2025 was $0.9 million and is classified in other liabilities in the Company’s unaudited condensed consolidated balance sheets.
Delayed Draw Term Loan Facility
On June 24, 2025, the Company entered into a credit agreement (as amended, the “DDTL Credit Agreement”) with the lenders party thereto and Goldman Sachs Bank USA as administrative agent for the lenders (in such capacity, the “DDTL Administrative Agent”). The DDTL Credit Agreement provided for a delayed draw term loan facility (the “DDTL Credit Facility”) with commitments in an aggregate amount of $1.0 billion. Proceeds of the Acquisition Tranche Loans (as defined in the DDTL Credit Agreement) were used to finance the previously announced acquisition of a portfolio of homesites on which the Company executed option agreements with New Home to support New Home’s acquisition of Landsea, which closed on June 25, 2025 (as further defined in the DDTL Credit Agreement, the “Specified Acquisition”), and the proceeds of any General Tranche Loans (as defined in the DDTL Credit Agreement) were used for general corporate purposes (including, without limitation, to pay outstanding obligations under the Revolving Credit Facility). Borrowings under the DDTL Credit Facility bore interest at the Adjusted Term SOFR Rate (as defined in the DDTL Credit Agreement), plus an applicable per annum spread rate of 2.00%-3.25% based on the Leverage Ratio (as defined in the DDTL Credit Agreement) and the number of days after the initial draw date.

The DDTL Credit Agreement maturity date was June 23, 2026. On September 11, 2025, the receipt by the Company of the net cash proceeds from the September 2025 Offering triggered a mandatory prepayment under the DDTL Credit Agreement. As a result of the September 2025 Offering, the full outstanding principal amount of the loans outstanding under the DDTL Credit Agreement and all other outstanding obligations thereunder were repaid September 11, 2025. In connection therewith, the Company terminated the DDTL Credit Agreement along with all of the security interests in the assets of the Company securing the obligations. The Company derecognized the remaining debt obligation and recorded the remaining unamortized issuance costs of $11.9 million as interest expense for the three months ended September 30, 2025.
Interest expense for the three months ended September 30, 2025 was $24.4 million, which included $9.6 million of interest and $14.8 million of amortized issuance costs. Interest expense for the nine months ended September 30, 2025 was $25.7 million, which included $10.7 million of interest and $15.0 million of amortized issuance costs. Interest payments for each of the three and nine months ended September 30, 2025 were $10.7 million. There was no outstanding interest payable at September 30, 2025.
August 2025 Offering of Senior Notes
On August 7, 2025, the Company completed the offer and sale of $1.25 billion aggregate principal amount of its 6.375% senior notes due 2030. The 2030 Notes were issued at par value. The Company received net proceeds of approximately $1.23 billion, after deducting the initial purchasers’ discounts and commissions and offering expenses.
The 2030 Notes were issued pursuant to an indenture, dated as of August 7, 2025 (the “2030 Notes Indenture”), among the Company, the subsidiary guarantors from time to time party thereto and Citibank, N.A., as trustee. The 2030 Notes are fully and unconditionally guaranteed on a senior unsecured basis by Millrose Properties SPE.
The 2030 Notes and the guarantee are the Company’s and the guarantor’s general senior unsecured obligations and are (i) pari passu in right of payment with all of the Company’s and the guarantor’s existing and future senior indebtedness, including the indebtedness under the Revolving Credit Agreement and the 2032 Notes, (ii) senior in right of payment to any future subordinated indebtedness of the Company and the guarantor, (iii) effectively subordinated to all of the Company’s and the guarantor’s existing and future secured indebtedness, including the indebtedness under the Revolving Credit Agreement, to the extent of the value of the assets securing such indebtedness, and (iv) structurally subordinated to all existing and future indebtedness and other liabilities of the Company’s subsidiaries that do not guarantee the 2030 Notes.
The 2030 Notes will mature on August 1, 2030. Pursuant to the 2030 Notes Indenture, interest on the 2030 Notes accrues at a rate of 6.375% per annum and is payable semi-annually in arrears on February 15 and August 15 of each year, beginning on February 15, 2026.
The Company has the option to redeem some or all of the 2030 Notes on or after August 1, 2027 at the redemption prices specified in the 2030 Notes Indenture. Prior to August 1, 2027, the Company may redeem some or all of the 2030 Notes at a redemption price of 100% of the principal amount thereof plus accrued and unpaid interest on the 2030 Notes being redeemed plus a “make-whole” premium. In addition, prior to August 1, 2027, the Company may redeem up to 40% of the 2030 Notes with cash in an amount not to exceed the net cash proceeds from certain equity offerings at a redemption price equal to 106.375% of the principal amount being redeemed plus accrued and unpaid interest on the 2030 Notes being redeemed.

The 2030 Notes Indenture includes certain restrictive covenants that limits the Company’s and its restricted subsidiaries’ ability to, among other things: (i) create certain liens, (ii) engage in certain sale and leaseback transactions, and (iii) effect certain mergers or consolidations, or sell all or substantially all of its assets. These covenants are subject to important qualifications and exceptions as set forth in the 2030 Notes Indenture. Additionally, upon the occurrence of a Change of Control Triggering Event (as defined in the 2030 Notes Indenture), the Company must offer to repurchase all of the 2030 Notes at 101% of their principal amount, plus accrued and unpaid interest, if any, to the date of purchase. The 2030 Notes Indenture also provides for customary events of default. As of September 30, 2025, the Company was in compliance with all covenants under the 2030 Notes Indenture and there were no events of default.
The carrying amount of the 2030 Notes at September 30, 2025, net of unamortized issuance costs of $21.4 million, was $1.23 billion which the Company classified as debt obligations in its unaudited condensed consolidated balance sheets. Interest expense for the three months ended September 30, 2025 was $12.8 million, which included $12.2 million of accrued interest and $0.6 million of amortized issuance costs. The outstanding interest payable at September 30, 2025 was $12.2 million and is classified in other liabilities in the Company’s unaudited condensed consolidated balance sheets.
September 2025 Offering of Senior Notes
On September 11, 2025, the Company completed the offer and sale of $750 million aggregate principal amount of its 6.250% senior notes due 2032. The 2032 Notes were issued at par value. The Company received net proceeds of approximately $737.5 million, after deducting initial purchaser discounts and commissions and offering expenses.
The 2032 Notes were issued pursuant to an indenture, dated as of September 11, 2025 (the “2032 Notes Indenture”), among the Company, the subsidiary guarantors from time to time party thereto and Citibank, N.A., as trustee. The 2032 Notes are fully and unconditionally guaranteed on a joint and several senior unsecured basis by Millrose Properties SPE.
The 2032 Notes and the guarantee are the Company’s and the guarantor’s general senior unsecured obligations and are (i) pari passu in right of payment with all of the Company’s and the guarantor’s existing and future senior indebtedness, including the indebtedness under the Revolving Credit Agreement and the 2030 Notes, (ii) senior in right of payment to any future subordinated indebtedness of the Company and the guarantors, (iii) effectively subordinated to all of the Company’s and the guarantor’s existing and future secured indebtedness, including the indebtedness under the Revolving Credit Agreement, to the extent of the value of the assets securing such indebtedness, and (iv) structurally subordinated to all existing and future indebtedness and other liabilities of the Company’s subsidiaries that do not guarantee the 2032 Notes.
The 2032 Notes will mature on September 15, 2032. Pursuant to the 2032 Notes Indenture, interest on the 2032 Notes accrues at a rate of 6.250% per annum and is paid payable semi-annually in arrears on March 15 and September 15 of each year, beginning on March 15, 2026.
The Company has the option to redeem some or all of the 2032 Notes on or after September 15, 2028 at the redemption prices specified in the 2032 Notes Indenture. Prior to September 15, 2028, the Company may redeem some or all of the 2032 Notes at a redemption price of 100% of the principal amount thereof plus accrued and unpaid interest on the notes being redeemed plus a “make-whole” premium. In addition, prior to September 15, 2028, the Company may redeem up to 40% of the 2032 Notes with cash not to exceed the net cash proceeds from certain equity offerings at a redemption price equal to 106.250% of the being redeemed plus accrued and unpaid interest on the 2032 Notes being redeemed.

The 2032 Notes Indenture includes certain restrictive covenants that limits the Company’s and its restricted subsidiaries’ ability to, among other things: (i) create certain liens (ii) engage in certain sale and leaseback transactions, and (iii) effect certain mergers or consolidations, or sell all or substantially all of its assets. These covenants are subject to important qualifications and exceptions as set forth in the 2032 Notes Indenture. Additionally, upon the occurrence of a Change of Control Triggering Event (as defined in the 2032 Notes Indenture), the Company must offer to repurchase all of the 2032 Notes at 101% of their principal amount, plus accrued and unpaid interest, if any, to the date of purchase. The 2032 Notes Indenture also provides for customary events of default. As of September 30, 2025, the Company was in compliance with all covenants under the 2032 Notes Indenture and there were no events of default.
The carrying amount of the 2032 Notes at September 30, 2025, net of unamortized issuance costs of $12.4 million, was $737.6 million which the Company classified as debt obligations in its unaudited condensed consolidated balance sheets. Interest expense for the three months ended September 30, 2025 was $2.7 million, which included $2.6 million of accrued interest and $0.1 million of amortized issuance costs. The outstanding interest payable at September 30, 2025 was $2.6 million and is classified in other liabilities in the Company’s unaudited condensed consolidated balance sheets.
Predecessor Millrose Business Debt
The Predecessor Millrose Business’s debt as of September 30, 2024 consisted of promissory notes for the acquisition of land and community development district bonds. There was no outstanding Predecessor Millrose Business debt recorded on the Company’s unaudited condensed consolidated financial statements as of September 30, 2025.
Note 8. Commitments and Contingencies
Liabilities for loss contingencies arising from claims, assessments, litigation, fines, penalties and other sources are recorded when it is probable that a liability has been incurred and the amount of the assessment can be reasonably estimated. Legal costs incurred in connection with loss contingencies, if any, are expensed as incurred. There is no material litigation nor, to management’s knowledge, any material litigation currently threatened against the Company. As of September 30, 2025, the Company had $5.9 billion of future land development commitments associated with its option contracts with Lennar and $1.4 billion of future land development commitments associated with its option contracts with other customers.
Note 9. Income Taxes
The provision for income taxes was as follows for the three and nine months ended September 30, 2025 and September 2024:

	Three Months Ended		Nine Months Ended
(in thousands)	September 30, 2025	September 30, 2024	September 30, 2025	September 30, 2024
Current
Federal	$(7,662)	$—	$—	$—
State	(1,396)	—	—	—

Total current income tax expense	(9,058)	—	—	—

Deferred
Federal	12,620	—	12,695	—
State	2,300	—	2,314	—

Total deferred income tax expense	14,920	—	15,009	—

Total income tax expense	$5,862	$—	$15,009	$—

The effective tax rate for the three and nine months ended September 30, 2025 was 24.8%, as compared to an effective tax rate of zero for the three months and nine months ended September 30, 2024. Taxable income generated from certain activities that do not qualify under REIT provisions is earned through our TRSs and is subject to U.S. federal, state, and local income and franchise taxation. A reconciliation of the TRS statutory rate and effective tax rates was as follows:

	Three Months Ended		Nine Months Ended
	September 30, 2025	September 30, 2024	September 30, 2025	September 30, 2024
Statutory rate	21.0%	—%	21.0%	—%
State income rates, net of federal income tax benefit	3.8%	—%	3.8%	—%
Valuation allowance	—%	—%	—%	—%

Effective tax rate	24.8%	—%	24.8%	—%

Deferred income taxes represent the net tax effects of temporary differences between the financial statement carrying amounts of certain assets and liabilities for financial reporting purposes and the amounts used for income tax purposes. These differences result in the recognition of a deferred tax liability.
The Company’s deferred tax liabilities as of September 30, 2025 and December 31, 2024 were as follows:

(in thousands)	September 30, 2025	December 31, 2024
Deferred tax liabilities
Land basis adjustments, Spin-Off and acquired Rausch land assets	$56,825	$—
Homesite takedown adjustments	9,339	—
Deferred option fee revenue	88,165	—
Capitalized interest expense	(68,280)	—
Capitalized management fee expense	(9,863)	—
Net operating loss carryforward	(4,353)	—

Total deferred tax liabilities	$71,833	$—

Millrose for the three and nine months ended September 30, 2025
For the three and nine months ended September 30, 2025, the effective tax rate included the income tax expense the Company incurred on the option fee income less any related expenses. The change in the effective tax rate as compared to the three and nine months ended September 30, 2024 was primarily due to a valuation allowance in the first and second quarter of 2024 for the cumulative loss position of the carve-out Predecessor Millrose Business.
Predecessor Millrose Business for the three and nine months ended September 30, 2024
The Predecessor Millrose Business did not have income taxes during the three and nine months ended September 30, 2024 due to offsetting changes in valuation allowance against its deferred taxes that reduced income taxes and effective tax rate to zero.
Deferred income taxes reflect the net tax effects of temporary differences between the carrying amounts of the assets and liabilities for financial reporting purposes and the amounts used for income tax purposes. As of September 30, 2024 the Predecessor Millrose Business had federal and state income tax net operating loss carryforwards related to operations that may be carried forward from 10 to 20 years, or indefinitely, depending on the tax jurisdiction.
A reduction of the carrying amounts of deferred tax assets by a valuation allowance is required if, based on the available evidence, it is more likely than not that such assets will not be realized. Accordingly, the need to establish valuation allowances was assessed by the Predecessor Millrose Business based on the consideration of all available positive and negative evidence using a “more- likely-than-not” standard with respect to whether deferred tax assets will be realized. This assessment considered, among other matters, the nature, frequency and severity of current and cumulative losses, actual earnings, forecasts of future profitability, the duration of statutory carryforward periods, the Predecessor Millrose Business’s experience with loss carryforwards not expiring unused and tax planning alternatives. Based on this assessment, the Predecessor Millrose Business determined that it will not be able to realize its net operating loss carryforwards and recorded a valuation allowance against its deferred tax asset, which also reduced income taxes and effective tax rate to zero.
As of September 30, 2024, the Predecessor Millrose Business had no gross unrecognized tax benefits.
Note 10. Stockholders’ Equity
Authorized Capital Stock
As of September 30, 2025, Millrose had, under its Charter, authorized capital stock of (i) 450,000,000 shares of common stock, par value $0.01 per share, consisting of 275,000,000 shares of Class A common stock and 175,000,000 shares of Class B common stock, and (ii) 50,000,000 shares of preferred stock, par value $0.01 per share.
Common Stock
The following transactions related to Millrose’s common stock occurred in connection with the Spin-Off:

•	120,983,633 shares of Millrose Class A common stock were distributed to holders of Lennar common stock as of the close of business January 21, 2025;

•	11,819,811 shares of Millrose Class B common stock were distributed to holders of Lennar common stock as of the close of business January 21, 2025;

•
Lennar retained 33,200,053 shares of Millrose’s Class A common stock, representing approximately 20% of Millrose’s outstanding common stock. In connection with the Spin-Off, certain Lennar employees received shares of Millrose common stock on their unvested Lennar restricted stock awards, some of which have been forfeited back to Lennar following the Spin-Off.

As of September 30, 2025, Millrose had outstanding an aggregate of 166,003,497 shares of common stock.
Preferred Stock
As of September 30, 2025, there were no shares of preferred stock outstanding.
Dividends
On April 15, 2025, the Company paid a dividend of $0.38 to holders of its Class A common stock and Class B common stock as of the close of business on April 4, 2025, as declared by the Board on March 17, 2025.

On July 15, 2025, the Company paid a dividend of $0.69 to holders of its Class A common stock and Class B common stock as of the close of business on July 3, 2025, as declared by the Board on June 16, 2025.
On September 22, 2025, the Company declared a dividend of $0.73 to Class A common stockholders and Class B common stockholders of record as of the close of business October 3, 2025. This dividend was paid on October 15, 2025. The Company recorded a dividend payable of $121.2 million in other liabilities in the Company’s condensed consolidated balance sheets as of September 30, 2025.
Securities Authorized for Issuance Under Equity Compensation Plans
As of September 30, 2025, 28,300 RSUs had been granted pursuant to the 2024 Incentive Plan. No other securities had been issued or granted pursuant to the 2024 Incentive Plan. See Note 11. Share Based Compensation for additional information.
Stock Repurchases
There were no stock repurchases of Millrose’s common stock during the quarter ended September 30, 2025.
Additional Paid In Capital
As of September 30, 2025, the Company’s additional paid in capital was approximately $5.9 billion, which primarily relates to the cash and land contributed by Lennar at the Spin-Off.
Note 11. Stock-Based Compensation
On April 3, 2025, the Compensation Committee of the Board granted 5,660 RSUs to each member of the Board under the 2024 Incentive Plan, which shall be settled in shares of the Company’s Class A common stock. Each RSU award had a grant date fair value of $150,000. Millrose granted 28,300 RSUs in the aggregate, and such RSUs vest on the earlier of (x) the first anniversary of the grant date and (y) the date of Millrose’s annual stockholder meeting that next follows the grant date. The Company records the RSU award costs on a straight-line basis over the one-year vesting period as stock-based compensation expense in operating expenses. There were no other awards granted as of September 30, 2025.
Stock-based compensation expense was $0.2 million and $0.4 million for the three months and nine months ended September 30, 2025, respectively. As of September 30, 2024, there was $0.6 million of unrecognized stock-based compensation expense related to unvested RSU awards under the 2024 Incentive Plan. There were no forfeited or vested awards as of September 30, 2025. Sales, general, and administrative expenses for the Predecessor Millrose Business include $1.3 million and $10.2 million of stock-based compensation expense for the three and nine months ended September 30, 2025, respectively. Stock-based compensation was allocated to the Predecessor Millrose Business on a specific identification basis or using a proportional cost allocation method, as applicable, as disclosed in the Company’s Form 10-K for the year ended December 31, 2024.
Note 12. Earnings Per Share
The Company calculates earnings per share in accordance with ASC 260,
Earnings Per Share
. The Company has elected to use the number of shares outstanding as of the day of the Spin-Off, as the denominator number of shares for the period prior to the Spin-Off; an acceptable approach under

ASC 260 that spun-off entities may use when the spin-off occurs within the financial reporting period. Basic earnings per share is computed by dividing net earnings attributable to common stockholders by the weighted number of commons shares outstanding for the period. The outstanding shares at Spin-Off were unchanged as of September 30, 2025. Diluted earnings per share reflects the potential dilution that could occur if the RSUs granted to each member of the Board vest and resulted in the issuance of common stock. For the three and nine months ended September 30, 2025, basic and diluted earnings per share is calculated by dividing net income attributed to common stockholders after the Spin-Off by the basic and diluted weighted shares outstanding for the period. The diluted earnings per share for the RSUs is calculated using the grant date of April 3, 2025. The pre-spin net loss of $25.0 million for the period from January 1, 2025 through February 7, 2025 is added back to net income for purposes of earnings per share. For the three and nine months ended September 30, 2024, Lennar was the sole shareholder.
Basic and diluted earnings per share was calculated as follows:

	Three months ended September 30,		Nine months ended September 30,
(Dollars in thousands, except share amounts)	2025	2024	2025	2024
Numerator:
Net income (loss)	$105,060	$(63,670)	$257,626	$(180,418)
Adjustment for expenses from pre-spin periods	—	—	24,960	—

Numerator for basic and diluted earnings per share	$105,060	$(63,670)	$282,586	$(180,418)

Denominator:
Weighted average common shares outstanding—basic (1)	166,003,497	—	166,003,497	—

Basic earnings per share	$0.63	$—	$1.70	$—

Weighted average common shares outstanding—diluted (2)	166,031,797	—	166,025,174	—

Diluted earnings per share	$0.63	$—	$1.70	$—

(1)
Basic weighted average common shares for the three and nine months ended September 30, 2025 represent the common shares issued at the Spin-Off, which are the common shares outstanding as of September 30, 2025. No publicly-listed shares were outstanding as of September 30, 2024.

(2)
Diluted weighted shares for the three and nine months ended September 30, 2025 include 28,300 RSUs granted in the aggregate to each member of tbe Board under the 2024 Incentive Plan on April 3, 2025. The RSUs were unvested as of September 30, 2025.

Note 13. Subsequent Events
The Company has evaluated subsequent events through the filing of this Form 10-Q and determined that there have been no events that have occurred that require adjustment or disclosure in the financial statements except for the following.
Lennar Exchange Offer of Millrose Stock for Lennar Stock
On October 10, 2025, Lennar announced its offer to exchange the approximately 20% it owns of the total outstanding shares of common stock of Millrose for outstanding shares of Lennar Class A common stock (the “Exchange Offer”). As of September 30, 2025, Lennar owned 33,298,764 shares of Millrose’s Class A common stock. The Exchange Offer began on October 10, 2025 and will expire on November 7, 2025, unless extended or terminated. In connection with the Exchange Offer, Millrose filed a registration statement on Form S-4 (the “Registration Statement”) under the Securities Act of 1933, as amended, with the SEC on October 10, 2025. The terms and conditions of the Exchange Offer are contained in the prospectus included in the Registration Statement and a tender offer statement on Schedule TO filed by Lennar with the SEC on October 10, 2025.

THE INFORMATION AGENT FOR THIS EXCHANGE OFFER IS:

Georgeson LLC

51 West 52nd Street, 6th Floor

New York, New York 10019

Stockholders, banks and brokers, please call (toll-free): +1 (888) 624-7035

All others outside the U.S., please call: +1 (218) 209-2908

Questions and requests for assistance may be directed to the information agent at the address and telephone numbers listed above. Additional copies of this prospectus, the letter of transmittal and other tender offer materials may be obtained from the information agent as set forth above.

You may also contact your broker, dealer, commercial bank, trust company, custodian or other nominee for assistance concerning the offer.

THE EXCHANGE OFFER AGENT FOR THIS OFFER IS:

Computershare Trust Company, N.A.

By Registered or Certified Mail: Computershare Trust Company, N.A. Attn: Corporate Actions Voluntary Offer P.O. Box 43011 Providence, RI 02940-3011	Notices of Guaranteed Delivery and Notices of Withdrawal may be sent to the exchange agent by email delivery (for eligible institutions only): CANOTICEOFGUARANTEE @computershare.com	By Overnight Courier: Computershare Trust Company, N.A. Attn: Corporate Actions Voluntary Offer 150 Royall Street, Suite V Canton, MA 02021

PART II

INFORMATION NOT REQUIRED IN PROSPECTUS

ITEM 20. INDEMNIFICATION OF OFFICERS AND DIRECTORS

Maryland law permits a Maryland corporation to include in its charter a provision limiting the liability of its directors and officers to the corporation and its stockholders for money damages except for liability resulting from (1) actual receipt of an improper benefit or profit in money, property or services or (2) active and deliberate dishonesty established by a final judgment and that is material to the cause of action. Millrose’s Charter contains such a provision that eliminates such liability to the maximum extent permitted by Maryland law.

The MGCL requires a corporation (unless its charter provides otherwise, which Millrose’s Charter does not) to indemnify a director or officer who has been successful, on the merits or otherwise, in the defense of any proceeding to which he or she is made or threatened to be made a party by reason of his or her service in that capacity. The MGCL permits a corporation to indemnify its present and former directors and officers, among others, against judgments, penalties, fines, settlements and reasonable expenses actually incurred in connection with any proceeding to which they may be made or threatened to be made a party by reason of their service in those or other capacities unless the following can be established: (1) an act or omission of the director or officer was material to the matter giving rise to the proceeding, and was committed in bad faith or was the result of active and deliberate dishonesty; (2) the director or officer actually received an improper personal benefit in money, property or services; or (3) with respect to any criminal proceeding, the director or officer had reasonable cause to believe his or her act or omission was unlawful.

Under the MGCL, the corporation may not indemnify a director or officer in a suit by the corporation or in its right in which the director or officer was adjudged liable to the corporation or in a suit in which the director or officer was adjudged liable on the basis that personal benefit was improperly received. A court may order indemnification if it determines that the director or officer is fairly and reasonably entitled to indemnification, even though the director or officer did not meet the prescribed standard of conduct or was adjudged liable on the basis that personal benefit was improperly received. However, indemnification for an adverse judgment in a suit by the corporation or in its right, or for a judgment of liability on the basis that personal benefit was improperly received, is limited to expenses. The MGCL permits a corporation to advance reasonable expenses to a director or officer upon receipt of a written affirmation by the director or officer of his or her good faith belief that he or she has met the standard of conduct necessary for indemnification and a written undertaking by him or her or on his or her behalf to repay the amount paid or reimbursed if it is ultimately determined that the standard of conduct was not met.

Millrose’s Charter permits, and its Bylaws obligate, Millrose, to the maximum extent permitted by Maryland law in effect from time to time, to indemnify and, without requiring a preliminary determination of the ultimate entitlement to indemnification, pay or reimburse reasonable expenses in advance of final disposition of a proceeding to any present or former director or officer who is made or threatened to be made a party to, or witness in, the proceeding by reason of his or her service in that capacity or any individual who, while a director or officer of Millrose and at Millrose’s request, serves or has served another corporation, real estate investment trust, partnership, joint venture, limited liability company, trust, employee benefit plan or other enterprise as a director, officer, partner, manager, member or trustee and who is made or threatened to be made a party to, or witness in, the proceeding by reason of his or her service in that capacity. Millrose’s Charter also permits Millrose to indemnify and advance expenses to any person who served a predecessor of Millrose in any of the capacities described above and to any employee or agent of Millrose or a predecessor of Millrose.

Certain of Millrose’s agreements, including the Distribution Agreement, Master Option Agreement, Master Construction Agreement and Registration Rights Agreement include certain indemnification provisions relating to Millrose’s directors and officers. Under the Distribution Agreement, Lennar agrees to indemnify and hold harmless Millrose, each of its subsidiaries, and each of their respective stockholders, members, directors, officers, managers, employees and agents, from any and all costs or liabilities directly or indirectly relating to or arising under or out of Lennar’s failure to fulfill all of its obligations under the Distribution Agreement. Under the Master Option Agreement, U.S. Home, LLC agrees to indemnify and hold harmless Owner and Owner’s members, managers, the partners of its members and managers and their respective owners, officers, directors, employees, and affiliates, for certain claims arising out of or in connection with U.S. Home, LLC’s use or occupancy of the Property and related work and the performance of its obligations under the Master Option Agreement. The Master Construction Agreement provides that the Lennar affiliate performing the Work under the Master Construction Agreement shall indemnify and hold harmless Owner and its members and manager, the members of its members and manager and their respective owners, employees, directors, officers, agents and affiliates for certain claims arising out of, resulting from or in connection with such affiliate’s performance of the Work and the performance of its obligations under the Master Construction Agreement. In addition, the Management Agreement includes a provision that Millrose will indemnify and save harmless the Manager or any of its affiliates and their respective partners, members, officers, directors, employees and agents and a duty for the Manager to obtain directors’ and officers’ errors and omissions insurance policies for Millrose’s directors and officers. The Registration Rights Agreement will also contain customary indemnification and contribution provisions, in limited situations, by Lennar for the benefit of Millrose (including its directors and officers) with respect to the information provided by Lennar included in any registration statement, prospectus or related document.

Following the Spin-Off, Millrose entered into indemnification agreements with each of the directors and officers that are described herein, who were appointed effective immediately prior to the Distribution on the Distribution Date. The terms of each indemnification agreement provide for indemnification to the maximum extent permitted by Maryland law and will supplement the existing indemnification protections already afforded under Maryland law and pursuant to Millrose’s Charter and Bylaws.

Millrose purchased and maintains insurance on behalf of all of Millrose’s directors and executive officers against liability asserted against or incurred by them in their official capacities, whether or not Millrose is required or have the power to indemnify them against the same liability.

ITEM 21. EXHIBITS AND FINANCIAL STATEMENT SCHEDULES

(a) Exhibits: See the Exhibit Index immediately preceding the signature pages hereto, which is incorporated by reference as if fully set forth herein.

(b) Financial Statement Schedules: See Index to Financial Statements and the related notes thereto.

ITEM 22. UNDERTAKINGS

(a) The undersigned registrant hereby undertakes:

(1) To file, during any period in which offers or sales are being made, a post-effective amendment to this registration statement:

(i) To include any prospectus required by section 10(a)(3) of the Securities Act of 1933.

(ii) To reflect in the prospectus any facts or events arising after the effective date of the registration statement (or the most recent post- effective amendment thereof) which, individually or in the aggregate, represent a fundamental change in the information set forth in the registration statement. Notwithstanding the foregoing, any increase or decrease in volume of securities that which was registered) and any deviation from the low or high end of the estimated maximum offering range may be reflected in the form of prospectus filed with the Commission pursuant to Rule 424(b) if, in the aggregate, the changes in volume and price represent no more than 20% change in the maximum aggregate offering price set forth in the “Calculation of Registration Fee” table in the effective registration statement.

(iii)To include any material information with respect to the plan of distribution not previously disclosed in the registration statement or any material change to such information in the registration statement.

(2) That, for the purpose of determining any liability under the Securities Act of 1933, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

(3) To remove from registration by means of a post-effective amendment any of the securities being registered which remain unsold at the termination of the offering.

(4) That, for the purpose of determining liability under the Securities Act of 1933 to any purchaser, each prospectus filed pursuant to Rule 424(b) as part of a registration statement relating to an offering, other than registration statements relying on Rule 430B or other than prospectuses filed in reliance on Rule 430A, shall be deemed to be part of and included in the registration statement as of the date it is first used after effectiveness. Provided, however, that no statement made in a registration statement or prospectus that is part of the registration statement or made in a document incorporated or deemed incorporated by reference into the registration statement or prospectus that is part of the registration statement will, as to a purchaser with a time of contract of sale prior to such first use, supersede or modify any statement that was made in the registration statement or prospectus that was part of the registration statement or made in any such document immediately prior to such date of first use.

(5) That, for the purpose of determining liability of the registrant under the Securities Act of 1933 to any purchaser in the initial distribution of the securities: The undersigned registrant undertakes that in a primary offering of securities of the undersigned registrant pursuant to this registration statement, regardless of the underwriting method used to sell the securities to the purchaser, if the securities are offered or sold to such purchaser by means of any of the following communications, the undersigned registrant will be a seller to the purchaser and will be considered to offer or sell such securities to such purchaser:

(i) Any preliminary prospectus or prospectus of the undersigned registrant relating to the offering required to be filed pursuant to Rule 424;

(ii) Any free writing prospectus relating to the offering prepared by or on behalf of the undersigned registrant or used or referred to by the undersigned registrant;

(iii) The portion of any other free writing prospectus relating to the offering containing material information about the undersigned registrant or its securities provided by or on behalf of the undersigned registrant; and

(iv) Any other communication that is an offer in the offering made by the undersigned registrant to the purchaser.

(6) That, for purposes of determining any liability under the Securities Act of 1933, each filing of the registrant’s annual report pursuant to section 13(a) or section 15(d) of the Securities Exchange

Act of 1934 (and, where applicable, each filing of an employee benefit plan’s annual report pursuant to section 15(d) of the Securities Exchange Act of 1934) that is incorporated by reference in the registration statement shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

(7) That prior to any public reoffering of the securities registered hereunder through use of a prospectus which is a part of this registration statement, by any person or party who is deemed to be an underwriter within the meaning of Rule 145(c), the issuer undertakes that such reoffering prospectus will contain the information called for by the applicable registration form with respect to reofferings by persons who may be deemed underwriters, in addition to the information called for by the other Items of the applicable form.

(8) That every prospectus (i) that is filed pursuant to paragraph (h)(1) immediately preceding, or (ii) that purports to meet the requirements of section 10(a)(3) of the Securities Act of 1933 and is used in connection with an offering of securities subject to Rule 415, will be filed as a part of an amendment to the registration statement and will not be used until such amendment is effective, and that, for purposes of determining any liability under the Securities Act of 1933, each such post- effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

(9) Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of the registrant pursuant to the provisions referenced in Item 20 of this registration statement, or otherwise, the registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Securities Act of 1933 and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act of 1933 and will be governed by the final adjudication of such issue.

(b)The undersigned registrant hereby undertakes to respond to requests for information that is incorporated by reference into the prospectus pursuant to Items 4, 10(b), 11, or 13 of this Form, within one business day of receipt of such request, and to send the incorporated documents by first class mail or other equally prompt means. This includes information contained in documents filed subsequent to the effective date of this registration statement through the date of responding to the request.

(c)The undersigned registrant hereby undertakes to supply by means of a post-effective amendment all information concerning a transaction, and the company being acquired involved therein, that was not the subject of and included in this registration statement when it became effective.

EXHIBIT INDEX

Exhibit Number	Description

2.1

Letter Agreement, dated February 6, 2025, by and between U.S. Home, LLC and Millrose Properties, Inc. (incorporated by reference to Exhibit 2.1 to Millrose’s Current Report on Form 8-K filed with the SEC on February 10, 2025)

3.1

Articles of Amendment and Restatement of Millrose Properties, Inc., dated February 6, 2025 (incorporated by reference to Exhibit 3.1 to Millrose’s Current Report on Form 8-K filed with the SEC on February 7, 2025)

3.2

Amended and Restated Bylaws of Millrose Properties, Inc., dated February 7, 2025 (incorporated by reference to Exhibit 3.2 to Millrose’s Current Report on Form 8-K filed with the SEC on February 7, 2025)

4.1

Indenture, dated August 7, 2025, among Millrose Properties, Inc., the subsidiary guarantors from time to time party thereto and Citibank, N.A, as trustee (incorporated by reference to Exhibit 4.1 to Millrose’s Current Report on Form 8-K filed with the SEC on August 8, 2025)

4.2

Indenture, dated September 11, 2025, among Millrose Properties, Inc., the subsidiary guarantors from time to time party thereto and Citibank, N.A, as trustee (incorporated by reference to Exhibit 4.1 to Millrose’s Current Report on Form 8-K filed with the SEC on September 12, 2025)

5.1**	Opinion of Venable LLP

8.1**	Opinion of Hunton Andrews Kurth LLP

10.1+

Management Agreement, dated February 7, 2025, by and between Millrose Properties, Inc. and Kennedy Lewis Land and Residential Advisors LLC (incorporated by reference to Exhibit 10.1 to Millrose’s Current Report on Form 8-K filed with the SEC on February 7, 2025)

10.2

Founder’s Rights Agreement, dated February 7, 2025, by and between Millrose Properties, Inc., U.S. Home, LLC, Lennar Homes Holding, LLC and CalAtlantic Group, LLC (incorporated by reference to Exhibit 10.2 to Millrose’s Current Report on Form 8-K filed with the SEC on February 7, 2025)

10.3

Registration Rights Agreement, dated February 7, 2025, by and between Lennar Corporation and Millrose Properties, Inc. (incorporated by reference to Exhibit 10.3 to Millrose’s Current Report on Form 8-K filed with the SEC on February 7, 2025)

10.4

Sublicense Agreement, dated February 7, 2025, by and between Lennar-Millrose HOPP’R, LLC and Millrose Properties Holdings, LLC (incorporated by reference to Exhibit 10.4 to Millrose’s Current Report on Form 8-K filed with the SEC on February 7, 2025)

10.5

Master Program Agreement, dated February 7, 2025, by and among Millrose Properties, Inc., U.S. Home, LLC, Lennar Homes Holding, LLC, and CalAtlantic Group, LLC (incorporated by reference to Exhibit 10.5 to Millrose’s Current Report on Form 8-K filed with the SEC on February 7, 2025)

10.6

Master Option Agreement, dated February 7, 2025, by and among Millrose Properties, Inc., Millrose Properties Holdings, LLC, U.S. Home, LLC, Lennar Homes Holding, LLC, and CalAtlantic Group, LLC (incorporated by reference to Exhibit 10.6 to Millrose’s Current Report on Form 8-K filed with the SEC on February 7, 2025)

10.7

Master Construction Agreement, dated February 7, 2025, by and among Millrose Properties, Inc., Millrose Properties Holdings, LLC, U.S. Home, LLC, Lennar Homes Holding, LLC, and CalAtlantic Group, LLC (incorporated by reference to Exhibit 10.7 to Millrose’s Current Report on Form 8-K filed with the SEC on February 7, 2025)

10.8

Form of Multiparty Cross Agreement, dated February 7, 2025, by and among certain Lennar parties and certain Millrose parties (incorporated by reference to Exhibit 10.8 to Millrose’s Current Report on Form 8-K filed with the SEC on February 7, 2025)

10.9†

Credit Agreement, dated February 7, 2025, by and among Millrose Properties, Inc., as borrower, JPMorgan Chase Bank, N.A., as a lender and as administrative agent, and the lenders party thereto (incorporated by reference to Exhibit 10.9 to Millrose’s Current Report on Form 8-K filed with the SEC on February 7, 2025)

10.10

Promissory Note, dated February 6, 2025, issued by Millrose Properties Holdings, LLC and certain of the Property LLCs, in favor of Millrose Properties, Inc. (incorporated by reference to Exhibit 10.10 to Millrose’s Current Report on Form 8-K filed with the SEC on February 7, 2025)

10.11

Form of Mortgage, dated February 6, 2025, by and between certain of the Property LLCs and Millrose Properties, Inc. (incorporated by reference to Exhibit 10.11 to Millrose’s Current Report on Form 8-K filed with the SEC on February 7, 2025)

10.12

Pledge and Security Agreement, dated February 6, 2025, by and between Millrose Properties Holdings, LLC and Millrose Properties, Inc. (incorporated by reference to Exhibit 10.12 to Millrose’s Current Report on Form 8-K filed with the SEC on February 7, 2025)

10.13

Payment and Performance Guaranty, dated February 7, 2025, by Lennar Corporation in favor of Millrose Properties, Inc. and each of its affiliates party thereto (incorporated by reference to Exhibit 10.13 to Millrose’s Current Report on Form 8-K filed with the SEC on February 7, 2025)

10.14

Recognition, Subordination and Non-Disturbance Agreement, dated February 7, 2025, by and among U.S. Home, LLC, Lennar Homes Holding, LLC, CalAtlantic Group, LLC, Millrose Properties, Inc., Millrose Holdings, LLC and certain of the Property LLCs (incorporated by reference to Exhibit 10.14 to Millrose’s Current Report on Form 8-K filed with the SEC on February 7, 2025)

10.15	Form of Indemnification Agreement (Directors and Officers) (incorporated by reference to Exhibit 10.15 to Millrose’s Current Report on Form 8-K filed with the SEC on February 7, 2025)

10.16+	Millrose Properties, Inc. 2024 Omnibus Incentive Plan (incorporated by reference to Exhibit 10.16 to Millrose’s Current Report on Form 8-K filed with the SEC on February 7, 2025)

10.17

Delayed Draw Term Loan Agreement, dated as of June 24, 2025, by and among Millrose Properties, Inc., the lenders party thereto and Goldman Sachs Bank USA, as administrative agent (incorporated by reference to Exhibit 10.1 to Millrose’s Current Report on Form 8-K filed with the SEC on June 26, 2025)

10.18

First Amendment to Credit Agreement, dated August 1, 2025, by and among Millrose Properties, Inc., the lenders party thereto and Goldman Sachs Bank USA as administrative agent for the lenders (incorporated by reference to Exhibit 10.1 to Millrose’s Current Report on Form 8-K filed with the SEC on August 4, 2025)

10.19	Form of Millrose Properties, Inc. Director Restricted Stock Unit Agreement (incorporated by reference to Exhibit 10.17 to Millrose’s Quarterly Report on Form 10-Q, filed with the SEC on May 14, 2025)

21.1**	Subsidiaries of Millrose

23.1*	Consent of Deloitte & Touche LLP, an independent registered public accounting firm (Predecessor Millrose Business)

23.2*	Consent of Deloitte & Touche LLP, an independent registered public accounting firm (Millrose)

23.3*	Consent of Deloitte & Touche LLP, an independent registered public accounting firm (Lennar)

23.4**	Consent of Venable LLP (contained in its opinion filed as Exhibit 5.1 hereto)

23.5**	Consent of Hunton Andrews Kurth LLP (contained in its opinion filed as Exhibit 8.1 hereto)

24.1**	Power of Attorney (included in the signature page of the initial filing of this Registration Statement)

99.1**	Form of Letter of Transmittal

99.2**	Instruction Booklet to the Letter of Transmittal

99.3**	Form of Notice of Guaranteed Delivery

99.4**	Form of Letter to Brokers, Dealers, Commercial Banks, Trust Companies, Custodians and Similar Institutions

99.5**	Form of Letter to Clients for Use by Brokers, Dealers, Commercial Banks, Trust Companies, Custodians and Similar Institutions

99.6**	Form of Notice of Withdrawal

107**	Fee Table Exhibit

101.INS	XBRL Instance Document

101.SCH	XBRL Taxonomy Extension Schema Document

101.CAL	XBRL Taxonomy Extension Definition Linkbase Document

101.DEF	XBRL Taxonomy Extension Definition Linkbase Document

101.LAB	XBRL Taxonomy Extension Label Linkbase Document

101.PRE	XBRL Taxonomy Extension Presentation Linkbase Document

*	Filed herewith.
**	Previously filed
+	Identifies management contracts, compensatory plans or arrangements.
†

Certain schedules, annexes and exhibits have been omitted pursuant to Item 601(a)(5) of Regulation S-K. Millrose agrees to furnish supplementally a copy of any omitted schedule or exhibit upon the request of the SEC.

SIGNATURES

Pursuant to the requirements of the Securities Act of 1933, the registrant has duly caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Miami, State of Florida, on the 24th day of October, 2025.

Millrose Properties, Inc.

By:	/s/ Darren L. Richman
Name: Darren L. Richman
Title: Chief Executive Officer and President

Pursuant to the requirements of the Securities Act of 1933, this registration statement has been signed by the following persons in the capacities and on the dates indicated.

Signature	Title	Date

/s/ Darren L. Richman Darren L. Richman	Chief Executive Officer and President (Principal Executive Officer)	October 24, 2025

/s/ Garett Rosenblum Garett Rosenblum	Chief Financial Officer and Treasurer (Principal Financial and Accounting Officer)	October 24, 2025

* Carlos A. Migoya	Director	October 24, 2025

* Patrick Bartels	Director	October 24, 2025

* Matthew B. Gorson	Director	October 24, 2025

* Kathleen B. Lynch	Director	October 24, 2025

* M. Alison Mincey	Director	October 24, 2025

*By:	/s/ Rachel Presa
Rachel Presa
Attorney-in-Fact